 Filed Pursuant to Rule 424(b)(3)
 Registration Statement No. 333-267813
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
COVA Acquisition Corp.
and
PROSPECTUS FOR UP TO 62,372,000 ECARX CLASS A ORDINARY SHARES AND 24,872,000 ECARX WARRANTS
OF
ECARX Holdings Inc.
The board of directors of COVA Acquisition Corp. (“COVA”), a Cayman Islands exempted company, has approved the Agreement and Plan of Merger (“Merger Agreement”), dated as of May 26, 2022 by and among COVA, ECARX Holdings Inc. (“ECARX Holdings”), a Cayman Islands exempted company, Ecarx Temp Limited, a wholly-owned subsidiary of ECARX (“Merger Sub 1”), and Ecarx&Co Limited, a wholly-owned subsidiary of ECARX ( “Merger Sub 2”). Pursuant to the Merger Agreement, (i) Merger Sub 1 will merge with and into COVA (the “First Merger”), with COVA surviving the First Merger as a wholly owned subsidiary of ECARX Holdings (such company, as the surviving entity of the First Merger, “Surviving Entity 1”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of ECARX Holdings (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”) (collectively, the “Business Combination”).
COVA shareholders are being asked to consider a vote upon the Business Combination and certain proposals related thereto as described in this proxy statement/prospectus. As a result of the Business Combination, and upon consummation of the Business Combination and the other transactions contemplated by the Merger Agreement (the “Transactions”), Merger Sub 2 will become a wholly owned subsidiary of ECARX Holdings, with the shareholders of COVA becoming shareholders of ECARX Holdings.
Pursuant to the Merger Agreement, on the Closing Date (as defined below), immediately prior to the effective time of the First Merger (the “First Effective Time”), (i) the amended and restated memorandum and articles of association of ECARX Holdings (“Amended ECARX Articles”) shall be adopted and become effective; (ii) each of the preferred shares of ECARX Holdings that is issued and outstanding immediately prior to such time shall be re-designated and re-classified into one ordinary share of ECARX Holdings on a one-for-one basis (the “Preferred Share Conversion”); (iii) immediately following the Preferred Share Conversion but immediately prior to the Recapitalization (as defined below), the authorized share capital of ECARX Holdings shall be re-designated as follows (the “Re-designation”): (A) each of the issued and outstanding ordinary shares of ECARX Holdings (other than the Co-Founder Shares (as defined below)) and each of 7,766,956,008 authorized but unissued ordinary shares of ECARX Holdings shall be re-designated as one Class A ordinary share, par value of US$0.000005 per share (“ECARX Class A Ordinary Shares”), where each ECARX Class A Ordinary Share shall entitle its holder to one vote on all matters subject to vote at general meetings of ECARX Holdings; (B) each of the issued and outstanding Co-Founder Shares and each of the 958,958,360 authorized but unissued ordinary shares of ECARX Holdings shall be re-designated as one Class B ordinary share, par value of US$0.000005 per share (“ECARX Class B Ordinary Shares” and collectively with ECARX Class A Ordinary Shares, “ECARX Ordinary Shares”), where each ECARX Class B Ordinary Share shall entitle its holder to ten votes on all matters subject to vote at general meetings of ECARX Holdings; and (C) 1,000,000,000 authorized but unissued ordinary shares of ECARX Holdings shall be re-designated as shares of par value of US$0.000005 each of such class or classes (however designated) as the board of directors of ECARX Holdings may determine in accordance with the Amended ECARX Articles; and (iv) (A) each issued and outstanding ECARX Ordinary Share immediately following the Re-designation and prior to the First Effective Time shall be recapitalized by way of a repurchase in exchange for issuance of such number of ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares, in each case, equal to the Recapitalization Factor (as defined below); (B) each outstanding option exercisable to purchase shares of ECARX Holdings (“ECARX Options”) issued and outstanding immediately prior to the Recapitalization shall be adjusted to give effect to the foregoing transactions, such that each ECARX Option shall be exercisable for that number of ECARX Class A Ordinary Shares equal to the product of (a) the number of shares of ECARX Holdings subject to such ECARX Option immediately prior to the Recapitalization multiplied by (b) the Recapitalization Factor (such product rounded down to the nearest whole number), and the per share exercise price for each ECARX Class A Ordinary Share issuable upon exercise of the ECARX Options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (y) the per share exercise price for each share of ECARX Holdings subject to such ECARX Option immediately prior to the First Effective Time by (z) the Recapitalization Factor (the “Recapitalization”). Actions set forth in (i) through (iv) above are collectively referred to as the “Capital Restructuring.”
In addition, pursuant to the Merger Agreement, (i) immediately prior to the First Effective Time, each Class B ordinary share of COVA, par value $0.0001 per share (“COVA Founder Shares”), outstanding immediately prior to the First Effective Time (after giving effect to the forfeiture of certain COVA Founder Shares held by Sponsor pursuant to the applicable terms of the Sponsor Support Agreement) will be automatically converted into one Class A ordinary share of COVA, par value $0.0001 per share (“COVA Public Shares,” together with COVA Founder Shares, “COVA Shares”) in accordance with the terms of the Amended and Restated Memorandum and Articles of Association of COVA (“COVA Articles”) (such automatic conversion, the “COVA Class B Conversion”), and each COVA Founder Share shall no longer be outstanding and shall automatically be canceled, and each former holder of COVA Founder Share shall thereafter cease to have any rights with respect to such shares; (ii) at the First Effective Time, each of COVA’s units (“Units”) (each consisting of one COVA Public Share (as defined above) and one-half of one COVA Public Warrant (as defined below)) issued and outstanding immediately prior to the First Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one COVA Public Share and one-half of one COVA Public Warrant in accordance with the terms of the applicable Unit (the “Unit Separation”); provided, that, no fractional COVA Public Warrants shall be issued in connection with the Unit Separation such that if a holder of such Units would be entitled to receive a fractional COVA Public Warrant upon the Unit Separation, the number of COVA Public Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of COVA Public Warrants; (iii) immediately following the Unit Separation and after giving effect to the COVA Class B Conversion, each COVA Public Share (excluding COVA Public Shares that are held by COVA shareholders that validly exercise their redemption rights, Dissenting COVA Shares and COVA treasury shares) issued and outstanding immediately prior to the First Effective Time shall be cancelled and cease to exist and each holder thereof shall be entitled to receive one newly issued ECARX Class A Ordinary Share; and (iv) each whole warrant of COVA outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to COVA Public Shares and be assumed by ECARX Holdings and converted into a warrant (“ECARX Warrant,” and collectively with “ECARX Ordinary Shares,” the “ECARX Securities”) to purchase one ECARX Class A Ordinary Share, subject to substantially the same terms and conditions prior to the First Effective Time.
Pursuant to the Merger Agreement, (i) each ordinary share, par value US$0.000005 per share, of Merger Sub 1, that is issued and outstanding immediately prior to the First Effective Time shall continue existing and constitute the only issued and outstanding share capital of Surviving Entity 1, (ii) each ordinary share of Surviving Entity 1 that is issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist without any payment therefor, and (iii) each ordinary share, par value US$0.000005 per share, of Merger Sub 2 immediately prior to the Second Effective Time shall remain outstanding and continue existing and constitute the only issued and outstanding share capital of Surviving Entity 2 and shall not be affected by the Second Merger.
Immediately after the consummation of the Business Combination, the outstanding share capital of ECARX Holdings will consist of ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares. Each holder of ECARX Class A Ordinary Shares is entitled to one vote per share and each holder of ECARX Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote. ECARX Class A Ordinary Share is not convertible into ECARX Class B Ordinary Shares under any circumstances. Each ECARX Class B Ordinary Share is convertible into one ECARX Class A Ordinary Share at any time by the holder thereof. Holders of ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares have the same rights except for voting and conversion rights.
Concurrently with the execution of the Merger Agreement, Luminar Technologies, Inc. and Geely Investment Holding Ltd. (each a “Strategic Investor”) have entered into certain strategic investment agreements with ECARX Holdings (each, a “Strategic Investment Agreement”), pursuant to which the Strategic Investors will subscribe for and purchase ECARX Class A Ordinary Shares at US$10.00 per share for an aggregate investment amount of US$35 million. Pursuant to the Strategic Investment Agreements, the obligations of the parties to consummate the Strategic Investments are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the closing of the Business Combination) and the Business Combination having been consummated, (ii) the accuracy of representations and warranties in all material respects and (iii) material compliance with covenants. Prior to the execution of the Merger Agreement, ECARX Holdings issued US$10 million aggregate principal amount of convertible note (the “Lotus Note”) under a convertible note purchase agreement to Lotus Technology Inc., a related party of ECARX Holdings. The Lotus Note will mature on May 12, 2023 (the “Lotus Note Maturity Date”). If the consummation of the Business Combination occurs prior the Lotus Note Maturity Date, the Lotus Note shall be automatically converted into fully paid and nonassessable ECARX Class A Ordinary Shares at a conversion price equal to 95% of the lesser of (A) US$10.00, and (B) the lowest per share price at which any ECARX Class A Ordinary Shares are issued in connection with PIPE investments, if any, subject to adjustment pursuant to the terms of the Lotus Note. The Lotus Note bears interest at a rate of 5% per annum until and including the Lotus Note Maturity Date if and only if no Business Combination or an initial public offering is consummated on or prior to the Lotus Note Maturity Date and the holder of the Lotus Note elects to request ECARX Holdings to repay the Lotus Note in full. In addition, ECARX Holdings entered into a convertible note purchase agreement with certain institutional investors, and issued US$65 million aggregate principal amount of unsecured convertible notes (the “Investor Notes”, each an “Investor Note”) due to mature on November 8, 2025 (the “Investor Note Maturity Date”). The Investor Notes bear interest at a rate of 5% per annum. If the consummation of the Business Combination occurs prior to the Investor Note Maturity Date, each holder of an Investor Note has the right from time to time to convert all or any portion of the Investor Note into fully paid and non-assessable ECARX Class A Ordinary Shares at a conversion price equal to $11.50 per share, subject to customary adjustments on the conversion price and certain limitations on the conversion right as described in the Investor Note.
We estimate that, immediately after the Closing, (i) the existing shareholders of ECARX Holdings will own 87.7% of the issued and outstanding ECARX Ordinary Shares (and Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen, founders of ECARX, will own 43.1% and 6.2% of the outstanding ECARX Ordinary Shares, respectively, representing 76.1% of ECARX Holdings’ total voting power, and collectively own all of the outstanding ECARX Class B Ordinary Shares), (ii) holders of COVA Public

Shares (“COVA Public Shareholders”) will own 7.7% of the outstanding ECARX Ordinary Shares, and (iii) COVA Acquisition Sponsor LLC (the “Sponsor”) will own 1.9% of the outstanding ECARX Ordinary Shares, assuming (a) none of the COVA Public Shareholders exercise their redemption rights, (b) no COVA shareholder exercises its dissenters’ rights, (c) the Strategic Investments are fully funded at the Closing, (d) the Lotus Note is fully converted into ECARX Ordinary Shares at a conversion price of US$9.50 per share, and the principal amount of the Investor Notes is fully converted into ECARX Ordinary Shares at a conversion price of US$11.50 per share, and (e) 16,617,591 shares reserved for the share options of ECARX Holdings prior to the date of the Merger Agreement (after considering the impact of the Recapitalization) are issued, and excluding shares underlying the COVA Public Warrants and COVA Private Warrants.
ECARX Holdings is not an operating company but a Cayman Islands holding company. ECARX (as defined below) conducts its operations through its subsidiaries and its operations in mainland China are currently conducted by its mainland China subsidiaries. The securities registered herein are securities of ECARX Holdings, not those of its operating subsidiaries. Therefore, investors in ECARX Holdings are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. Historically, ECARX conducted its operations in mainland China through its mainland China subsidiaries as well as through Hubei ECARX Technology Co., Ltd. (“Hubei ECARX”), its former consolidated variable interest entity (“VIE”) based in mainland China, with which ECARX Holdings, its subsidiary, and the nominee shareholders of Hubei ECARX entered into certain contractual arrangements (“VIE Agreements”). Since early 2022, ECARX has been implementing a series of transactions to restructure its organization and business operations (the “Restructuring”). As of the date of this proxy statement/prospectus, the Restructuring has been completed and ECARX’s operations in China are conducted by its PRC subsidiaries and ECARX does not have any VIE. The holding company structure involves unique risks to investors. As a holding company, ECARX Holdings may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of subsidiaries of ECARX Holdings to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder ECARX’s ability to conduct its business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could cause the value of the securities of ECARX Holdings to significantly decline or become worthless. See “Summary of the Proxy Statement/Prospectus — Corporate Structure of ECARX.” Unless otherwise stated or unless the context otherwise requires, references in this proxy statement/prospectus to (i) “ECARX Holdings” are to ECARX Holdings Inc., (ii) “ECARX” are to ECARX Holdings and its subsidiaries (and, in the context of describing ECARX’s operations and consolidated financial information, also to its VIEs and their subsidiaries for the periods ended prior to the Restructuring), and (iii) “mainland China subsidiaries” are to subsidiaries of ECARX Holdings in mainland China.
Cash is transferred from ECARX Holdings to its subsidiaries through capital contributions, loans and inter-company advances. In addition, cash may be transferred among subsidiaries of ECARX Holdings, through capital contributions, loans, and settlement of transactions. Under ECARX’s cash management policy, the amount of inter-company transfer of funds is determined based on the working capital needs of the subsidiaries and inter-company transactions, and is subject to internal approval process and funding arrangements. ECARX Holdings’ management regularly reviews and monitors the cash flow forecast and working capital needs of its subsidiaries. In 2020, ECARX Holdings made advances in the principal amount of US$15.0 million to a subsidiary and an intermediary holding company of the group, ECARX Technology Limited. In 2021 (i) ECARX Holdings made advances in the principal amount of US$478.5 million to ECARX Technology Limited and provided loans in the principal amount of US$11.0 million to its subsidiaries, and (ii) ECARX Technology Limited provided a loan in the principal amount of US$2.3 million to its subsidiary, ECARX Europe AB, and ECARX Technology Limited received US$2.4 million as repayment from ECARX Europe AB. For the six months ended June 30, 2022, (i) ECARX Holdings made advances in the principal amount of US$44.5 million to ECARX Technology Limited, and (ii) ECARX Holdings provided loans in the principal amount of US$3.0 million to ECARX Europe AB. In 2021, ECARX Technology Limited made capital contribution of US$7.6 million, US$250.0 million, and US$75.0 million to its subsidiaries, ECARX Europe AB, ECARX (Wuhan) Technology Co., Ltd. and ECARX (Hubei) Tech Co., Ltd., respectively. In 2021, ECARX (Wuhan) Technology Co., Ltd., a subsidiary of ECARX Holdings, made capital contribution of RMB10.0 million to ECARX (Shanghai) Technology Co., Ltd., another subsidiary of ECARX Holdings. For the six months ended June 30, 2022, ECARX Technology Limited made capital contribution of US$8.6 million and US$25.0 million to its subsidiaries, ECARX Limited and ECARX (Hubei) Tech Co., Ltd. In 2020, 2021 and for the six months ended June 30, 2022, Hubei ECARX received nil, RMB2.1 billion, and RMB157 million in the form of loans from subsidiaries of ECARX Holdings, respectively. In 2020 and 2021, subsidiaries of Hubei ECARX made payments totaling US$0.7 million and US$1.7 million to ECARX Technology Limited relating to certain sales transactions. For the six months ended June 30, 2022, Hubei ECARX and ECARX Technology made payments totaling RMB36.1 million and US$2.2 million, respectively, to ECARX Europe AB relating to certain R&D expense. ECARX Holdings, its subsidiaries, and Hubei ECARX have not declared or paid dividends or made any distributions as of the date of this proxy statement/prospectus. ECARX Holdings and its subsidiaries do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends in the future will be at the discretion of the ECARX board of directors. For more details, see “Summary of the Proxy Statement/Prospectus — Cash Transfers and Dividend Distribution.”
ECARX faces various risks and uncertainties relating to doing business in China. ECARX’s business operations are primarily conducted in China, and it is subject to complex and evolving PRC laws and regulations. For example, it faces risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security and data privacy, as well as the lack of inspection on its auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact its ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. The PRC government’s significant authority in regulating ECARX’s operations and the PRC government’s oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in ECARX’s operations and the value of its securities, significantly limit or completely hinder its ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Risk Factors — Risks Relating to Doing Business in China.”
The PCAOB is currently unable to inspect ECARX’s auditor in relation to its audit work performed for ECARX’s financial statements and the inability of the PCAOB to conduct inspections over ECARX’s auditor deprives its investors with the benefits of such inspections. ECARX’s securities will be prohibited from trading on a national securities exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA,

if the Securities and Exchange Commission determines that ECARX has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which ECARX’s auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In accordance with the HFCAA and assuming the Business Combination is consummated in 2022, ECARX securities will be delisted and prohibited from trading on a national securities exchange or in the over-the-counter trading market in the United States in 2025, or in 2024 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The delisting of ECARX’s securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Risk Factors — Risks Relating to Doing Business in China — The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Risk Factors — Risks Relating to Doing Business in China — Assuming the Business Combination is consummated in 2022, our securities will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2024 if proposed changes to the law are enacted. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/prospectus shall be presented at the extraordinary general meeting of shareholders of COVA scheduled to be held on December 14, 2022.
Although ECARX Holdings is not currently a public reporting company, following the effectiveness of the registration statement of which the accompanying proxy statement/prospectus is a part and the closing of the Business Combination, ECARX Holdings will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). ECARX Holdings intends to apply for the listing of ECARX Class A Ordinary Shares and ECARX Warrants on The Nasdaq Stock Market (“Nasdaq”) under the proposed symbols “ECX” and “ECXWW,” respectively, to be effective at the consummation of the Business Combination. It is a condition of the consummation of the Business Combination that ECARX Class A Ordinary Shares and the ECARX Warrants to be issued in connection with the Transactions are approved for listing on Nasdaq (subject to official notice of issuance).While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that the securities of ECARX Holdings will be listed on Nasdaq or that a viable and active trading market will develop. This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of COVA shareholders. We encourage you to carefully read this entire document. You should, in particular, carefully consider the risk factors described in “Risk Factors” beginning on page 70 of this proxy statement/prospectus.
The COVA board of directors has unanimously approved and adopted the Merger Agreement and unanimously recommends that the COVA shareholders vote FOR all of the proposals presented to the shareholders at the extraordinary general meeting. When you consider the COVA board of directors’ recommendation of these proposals, you should keep in mind that COVA’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal One — The Business Combination Proposal — Interests of COVA’s Directors and Officers in the Business Combination.”
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated November 18, 2022 and is first being mailed to COVA shareholders on or about November 18, 2022.

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about ECARX and COVA that is not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact:
COVA Acquisition Corp.
1700 Montgomery Street, Suite 240, San Francisco, CA 94111
Telephone: (415) 800-2289
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the extraordinary general meeting, or no later than December 7, 2022.

COVA ACQUISITION CORP.
1700 Montgomery Street, Suite 240
San Francisco, CA 94111
Dear COVA Acquisition Corp. Shareholders:
You are cordially invited to attend the extraordinary general meeting of shareholders of COVA Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“COVA”), at 9:00 AM Eastern time, on December 14, 2022 at the offices of Walkers at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands and virtually over the Internet via live audio webcast at www.virtualshareholdermeeting.com/COVAU2022SM, and on such other date and at such other place to which the meeting may be adjourned. While as a matter of Cayman Islands law we are required to have a physical location for the meeting, we are pleased to utilize virtual shareholder meeting technology to (i) provide ready access and cost savings for COVA shareholders and COVA and (ii) to promote social distancing pursuant to guidance provided by the SEC due to COVID-19. We encourage shareholders to attend the extraordinary general meeting virtually. The virtual meeting format allows attendance from any location in the world. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the accompanying proxy statement/prospectus.
The extraordinary general meeting shall be held for the following purpose:
1.
to consider and vote upon, as an ordinary resolution, a proposal (the “Business Combination Proposal”) to approve and authorize the Agreement and Plan of Merger (“Merger Agreement”), dated as of May 26, 2022 by and among COVA, ECARX Holdings Inc., a Cayman Islands exempted company (the “Company” or “ECARX”), Ecarx Temp Limited, a wholly-owned subsidiary of ECARX (“Merger Sub 1”), and Ecarx&Co Limited, a wholly-owned subsidiary of ECARX (“Merger Sub 2”), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the business combination whereby Merger Sub 1 will merge with and into COVA (the “First Merger”), with COVA surviving the First Merger as a wholly owned subsidiary of ECARX (such company, as the surviving entity of the First Merger, “Surviving Entity 1”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of ECARX (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”) (collectively, the “Business Combination”);

2.
to consider and vote upon, as a special resolution, a proposal (the “Merger Proposal”) to approve and authorize the First Merger and the First Plan of Merger, substantially in the form attached to this proxy statement/prospectus as Annex C; and

3.
to consider and vote upon, as an ordinary resolution, a proposal (the “Adjournment Proposal”) to adjourn the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for a vote.

The closing of the Business Combination is conditioned on approval of the Business Combination Proposal and the Merger Proposal. If either of these proposals is not approved and the applicable closing condition in the Merger Agreement is not waived, then COVA will not consummate the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal listed above.
Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety. Only holders of record of COVA Shares at the close of business on November 8, 2022 (the “record date”) are entitled to notice of the extraordinary general meeting and to vote at the extraordinary general meeting and any adjournments or postponements of the extraordinary general meeting.
Pursuant to the Amended and Restated Memorandum and Articles of Association of COVA (“COVA Articles”), a COVA Public Shareholder may request that COVA redeem all or a portion of such COVA Public

Shares for cash in connection with the completion of the Business Combination. Holders of Units must elect to separate the Units into the underlying COVA Public Shares and COVA Public Warrants prior to exercising redemption rights with respect to the COVA Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying COVA Public Shares and COVA Public Warrants, or if a holder holds Units registered in its own name, the holder must contact Continental directly and instruct it to do so. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. COVA Public Shareholders are not required to affirmatively vote for or against the Business Combination Proposal, to vote on the Business Combination Proposal at all, or to be holders of record on the record date in order to have their COVA Public Shares redeemed. If the Business Combination is not consummated, the COVA Public Shares will not be redeemed and will instead be returned to the respective holder, broker or bank. In such case, COVA shareholders may only share in the assets of the Trust Account upon the liquidation of COVA. This may result in COVA shareholders receiving less than they would have received if the Business Combination was completed and they had exercised redemption rights in connection therewith due to potential claims of creditors. If the Business Combination is consummated, and if a COVA Public Shareholder properly exercises its right to redeem all or a portion of the COVA Public Shares that it holds, COVA will redeem such COVA Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the amount on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to COVA to pay income taxes. For illustrative purposes, as of November 8, 2022, the record date, this would have amounted to approximately US$10 per issued and outstanding COVA Public Share. If a COVA Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its COVA Public Shares for cash and will no longer own COVA Public Shares (but will continue to own any COVA Public Warrants it may hold). See “Extraordinary General Meeting of COVA Shareholders —  Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your COVA Public Shares for cash.
Notwithstanding the foregoing, a COVA Public Shareholder, together with any affiliate of such COVA Public Shareholder or any other person with whom such COVA Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the COVA Public Shares without the prior consent of COVA. Accordingly, if a COVA Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the COVA Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Sponsor has agreed to, among other things, vote all of their COVA Shares in favor of the proposals being presented at the extraordinary general meeting in connection with the Business Combination and waive their redemption rights with respect to their COVA Shares in connection with the consummation of the Business Combination.
The Merger Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such closing condition. In addition, in no event will COVA redeem COVA Public Shares in an amount that would cause COVA’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than US$5,000,001 after giving effect to the transactions contemplated by the Merger Agreement.
COVA is providing the accompanying proxy statement/prospectus and accompanying proxy card to COVA shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments or postponements of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by COVA shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of COVA shareholders should read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 70 of the accompanying proxy statement/prospectus.

After careful consideration, the COVA board of directors has unanimously approved the Business Combination and determined that the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal are advisable and fair to and in the best interest of COVA and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Initial Merger Proposal and “FOR” the Adjournment Proposal, if presented. When you consider the COVA board of directors’ recommendation of these proposals, you should keep in mind that our directors and our officers have interests in the Business Combination that may conflict with, or are different from, your interests as a shareholder of COVA. See “Proposal One — The Business Combination Proposal — Interests of COVA’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and the COVA Articles, being the affirmative vote of the holders of a majority of the issued and outstanding COVA Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the extraordinary general meeting. The approval of the Merger Proposal will require a special resolution under Cayman Islands law and the COVA Articles, being the affirmative vote of the holders of at least two-thirds of the issued and outstanding COVA Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the extraordinary general meeting. The approval of the Adjournment Proposal, if presented, will require an ordinary resolution under Cayman Islands law and the COVA Articles, being the affirmative vote of the holders of a majority of the issued and outstanding COVA Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the extraordinary general meeting. Brokers are not entitled to vote on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal absent voting instructions from the beneficial holder. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting.
Your vote is important regardless of the number of COVA Shares you own. Whether or not you plan to attend the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card as soon as possible in the pre-addressed postage paid envelope provided to make sure that your COVA Shares are represented at the extraordinary general meeting. If your COVA Shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the COVA Shares you beneficially own are properly counted.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you are a shareholder of record and fail to return your proxy card and do not attend the extraordinary general meeting in person (including virtually), or if you fail to instruct your bank, broker or other nominee how to vote the COVA Shares you beneficially own, the effect will be, among other things, that your COVA Shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT COVA REDEEM YOUR COVA PUBLIC SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND EITHER TENDER YOUR SHARE CERTIFICATES (IF ANY) TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, COVA’S TRANSFER AGENT OR DELIVER YOUR COVA PUBLIC SHARES TO THE TRANSFER AGENT ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. ANY HOLDER THAT HOLDS COVA PUBLIC SHARES BENEFICIALLY THROUGH A NOMINEE MUST IDENTIFY ITSELF AS A BENEFICIAL HOLDER AND PROVIDE ITS LEGAL NAME, PHONE NUMBER AND ADDRESS IN ITS WRITTEN DEMAND IN ORDER TO VALIDLY REDEEM SUCH SHARES. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES SHALL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD YOUR COVA PUBLIC SHARES IN “STREET NAME”, YOU NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER, BANK OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF COVA SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

If you have any questions or need assistance voting your COVA Shares, please contact D.F. King & Co., Inc. at (800) 347-4826. Questions can also be sent by email to COVA@dfking.com.
On behalf of COVA’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.
Sincerely,
Jun Hong Heng
Chairman, Chief Executive Officer and Chief Financial Officer
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated November 18, 2022, and is first being mailed to shareholders of COVA on or about November 18, 2022.

Notice of Extraordinary General Meeting of Shareholders
of COVA Acquisition Corp.
To Be Held on December 14, 2022
TO THE SHAREHOLDERS OF COVA ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Cova Acquisition Corp. (“COVA”), a Cayman Islands exempted company, will be held at 9:00 a.m. Eastern Time, on December 14, 2022 at the offices of Walkers at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands and virtually over the Internet by means of a live audio webcast at https://www.virtualshareholdermeeting.com/COVAU2022SM (the “extraordinary general meeting”). Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our shareholders, we encourage shareholders to attend the extraordinary general meeting virtually via the live webcast. You are cordially invited to attend and participate in the extraordinary general meeting online by visiting https://www.virtualshareholdermeeting.com/COVAU2022SM. The extraordinary general meeting will be held for the following purposes:
1.   Proposal No. 1 — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal (the “Business Combination Proposal”) to approve and authorize the Agreement and Plan of Merger (“Merger Agreement”), dated as of May 26, 2022 by and among COVA, ECARX Holdings Inc., a Cayman Islands exempted company (the “Company” or “ECARX”), Ecarx Temp Limited, a wholly-owned subsidiary of ECARX (“Merger Sub 1”), and Ecarx&Co Limited, a wholly-owned subsidiary of ECARX ( “Merger Sub 2”), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the business combination whereby Merger Sub 1 will merge with and into COVA (the “First Merger”), with COVA surviving the First Merger as a wholly owned subsidiary of ECARX (such company, as the surviving entity of the First Merger, “Surviving Entity 1”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of ECARX (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”) (collectively, the “Business Combination”);
2.   Proposal No. 2 — The Merger Proposal — to consider and vote upon, as a special resolution, a proposal (the “Merger Proposal”) to approve and authorize the First Merger and the First Plan of Merger, substantially in the form attached to this proxy statement/prospectus as Annex C; and
3.   Proposal No. 3 — The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, a proposal (the “Adjournment Proposal”) to adjourn the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for a vote.
We also will transact any other business as may properly come before the extraordinary general meeting or any adjournment or postponement thereof.
The full text of the resolutions to be voted on at the extraordinary general meeting is as follows:
Resolution No. 1 — The Business Combination Proposal
“RESOLVED, as an ordinary resolution, that COVA’s entry into the Agreement and Plan of Merger (“Merger Agreement”), dated as of May 26, 2022 by and among COVA, ECARX Holdings Inc., a Cayman Islands exempted company (the “Company” or “ECARX”), Ecarx Temp Limited, a wholly-owned subsidiary of ECARX (“Merger Sub 1”), and Ecarx&Co Limited, a wholly-owned subsidiary of ECARX ( “Merger Sub 2”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, pursuant to which, among other things, Merger Sub 1 will merge with and into COVA (the “First Merger”), with COVA surviving the First Merger as a wholly owned subsidiary of ECARX (such company, as the surviving entity of the First Merger, “Surviving Entity 1”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 will merge with and into

Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of ECARX (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”), in accordance with the terms and subject to the conditions of the Merger Agreement, and the transactions contemplated by the Merger Agreement be and are hereby authorized, approved, ratified and confirmed in all respects.”
Resolution No. 2 — The Merger Proposal
“RESOLVED, as a special resolution, that the First Plan of Merger, substantially in the form attached to the accompanying proxy statement/prospectus as Annex C (the “First Plan of Merger”), and the merger of Merger Sub 1 with and into COVA with COVA surviving the merger as a wholly owned subsidiary of ECARX be and are hereby authorized, approved and confirmed in all respects and that COVA be and is hereby authorized to enter into the First Plan of Merger.”
Resolution No. 3 — The Adjournment Proposal
“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting, be and is hereby approved.”
The items of business listed above are more fully described elsewhere in the proxy statement/prospectus. Whether or not you intend to attend the extraordinary general meeting, we urge you to read the proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION IN THE PROXY STATEMENT/PROSPECTUS ENTITLED “RISK FACTORS.”
Only holders of record of COVA Shares at the close of business on November 8, 2022 (the “record date”) are entitled to notice of the extraordinary general meeting and to vote and have their votes counted at the extraordinary general meeting and any adjournments or postponements of the extraordinary general meeting.
After careful consideration, COVA’s board of directors has determined that each of the proposals listed is fair to and in the best interests of COVA and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of the proposals set forth above. When you consider the recommendations of COVA’s board of directors, you should keep in mind that COVA’s directors and officers may have interests in the Business Combination that conflict with, or are different from, your interests as a shareholder of COVA. See the section in the proxy statement/prospectus entitled “Proposal One — The Business Combination Proposal.”
The closing of the Business Combination is conditioned on approval of the Business Combination Proposal and the Merger Proposal. If either of these proposals is not approved and the applicable closing condition in the Merger Agreement is not waived, then COVA will not consummate the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal listed above.
All COVA shareholders at the close of business on the record date are cordially invited to attend the extraordinary general meeting, which will be held at the offices of Walkers at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands and virtually over the Internet by means of a live audio webcast at https://www.virtualshareholdermeeting.com/COVAU2022SM. To ensure your representation at the extraordinary general meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible in the postage-paid return envelope provided. In the case of joint shareholders, where more than one of the joint shareholder purports to appoint a proxy, only the appointment submitted by the most senior holder (being the first named holder in respect of the shares in COVA’s register of members) will be accepted. If you are a holder of record of COVA Shares at the close of business on the record date, you may also cast your vote at the extraordinary general meeting. If you hold your COVA Shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must instruct your broker or bank on how to vote the shares you beneficially own or, if you wish to attend and vote at the extraordinary general meeting, you must obtain a legal proxy from the shareholder of record and

e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the extraordinary general meeting. Holders should contact their broker, bank or nominee for instructions regarding obtaining a legal proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the extraordinary general meeting virtually. You will receive an e-mail prior to the meeting with a link and instructions for entering the extraordinary general meeting.
A complete list of COVA shareholders of record entitled to vote at the extraordinary general meeting will be available for ten days before the extraordinary general meeting at the principal executive offices of COVA for inspection by shareholders during business hours for any purpose germane to the extraordinary general meeting.
Voting on all resolutions at the extraordinary general meeting will be conducted by way of a poll rather than on a show of hands. On a poll, votes are counted according to the number of COVA Shares registered in each shareholder’s name which are voted, with each COVA Share carrying one vote.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the extraordinary general meeting, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. Submitting a proxy now will NOT prevent you from being able to attend and vote in person at the extraordinary general meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly voted and counted.
If you have any questions or need assistance voting your COVA Shares, please contact D.F. King & Co., Inc. at (800) 347-4826. Questions can also be sent by email to COVA@dfking.com. This notice of extraordinary general meeting is and the proxy statement/prospectus relating to the Business Combination will be available at https://www.proxyvote.com.
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors
Jun Hong Heng
Chairman of the Board of Directors
November 18, 2022
IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.
ALL HOLDERS OF COVA PUBLIC SHARES HAVE THE RIGHT TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. COVA PUBLIC SHAREHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL, TO VOTE ON THE BUSINESS COMBINATION PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR COVA PUBLIC SHARES REDEEMED FOR CASH.
THIS MEANS THAT ANY COVA PUBLIC SHAREHOLDER HOLDING COVA PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE BUSINESS COMBINATION PROPOSAL.
TO EXERCISE REDEMPTION RIGHTS, COVA PUBLIC SHAREHOLDERS MUST DEMAND THAT COVA REDEEM THEIR COVA PUBLIC SHARES AND EITHER TENDER THEIR SHARE CERTIFICATES (IF ANY) TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, COVA’S TRANSFER AGENT, OR DELIVER THEIR COVA PUBLIC SHARES TO THE TRANSFER AGENT ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM, IN EACH CASE NO LATER THAN TWO (2) BUSINESS DAYS PRIOR TO THE EXTRAORDINARY GENERAL MEETING. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH AND WILL

BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. ANY HOLDER THAT HOLDS COVA PUBLIC SHARES BENEFICIALLY THROUGH A NOMINEE MUST IDENTIFY ITSELF BY LEGAL NAME, PHONE NUMBER AND ADDRESS TO COVA IN CONNECTION WITH ANY REDEMPTION ELECTION IN ORDER TO VALIDLY REDEEM SUCH COVA PUBLIC SHARES. SEE “EXTRAORDINARY GENERAL MEETING OF COVA SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

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ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the SEC by ECARX, constitutes a prospectus of ECARX under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the ECARX Ordinary Shares and ECARX Warrants to be issued to COVA shareholders in connection with the Business Combination. This document also constitutes a proxy statement of COVA under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the extraordinary general meeting of the COVA shareholders to consider and vote upon the proposals to adopt the Merger Agreement, to adopt the First Plan of Merger and to adjourn the meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to adopt the Business Combination Proposal or the Merger Proposal.
References to “U.S. Dollars”, “USD”, “US$” and “$” in this proxy statement/prospectus are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding.

IMPORTANT INFORMATION ABOUT U.S. GAAP AND NON-U.S. GAAP FINANCIAL
MEASURES
To evaluate the performance of its business, ECARX relies on both its results of operations recorded in accordance with U.S. GAAP and certain non-U.S. GAAP financial measures, including adjusted net loss and adjusted EBITDA. These measures, as defined below, are not defined or calculated under principles, standards or rules that comprise U.S. GAAP. Accordingly, the non-U.S. GAAP financial measures ECARX uses and refers to should not be viewed as a substitute for ECARX’s consolidated financial statements prepared and presented in accordance with U.S. GAAP or any other performance measure derived in accordance with U.S. GAAP, and you are encouraged not to rely on any single financial measure to evaluate the business, financial condition or results of operations of ECARX. ECARX’s definitions of adjusted net loss and adjusted EBITDA are specific to its business and you should not assume that they are comparable to similarly titled financial measures of other companies.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this proxy statement/prospectus concerning ECARX’s industry and the regions in which it operates, including ECARX’s general expectations and market position, market size, market opportunity, market share and other management estimates, is based on information obtained from industry publications and reports and forecasts provided to ECARX, including an independent market research carried out by Frost & Sullivan and commissioned by ECARX. In some cases, ECARX does not expressly refer to the sources from which this information is derived. This information is subject to significant uncertainties and limitations and is based on assumptions and estimates that may prove to be inaccurate. You are therefore cautioned not to give undue weight to this information.
ECARX has not independently verified the accuracy or completeness of any such information. Similarly, internal surveys, industry forecasts and market research, which ECARX believes to be reliable based upon its management’s knowledge of the industry, have not been independently verified. While ECARX believes that the market data, industry forecasts and similar information included in this proxy statement/prospectus are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of ECARX’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS
ECARX owns or has proprietary rights to trademarks used in this proxy statement/prospectus that are important to its business, many of which are registered under applicable intellectual property laws. This proxy statement/prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that ECARX or the applicable owner or licensor will not assert, to the fullest extent permitted under applicable law, its rights or the right to these trademarks, trade names and service marks. ECARX does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of ECARX by, any other parties.

IMPORTANT INFORMATION ABOUT EXCHANGE RATES
Certain information presented in this proxy statement/prospectus, excluding ECARX’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus, has been converted from Renminbi to U.S. dollars at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2022. The certified noon buying rate in effect as of September 30, 2022 was RMB7.1135 to US$1.00. Exchange rates fluctuate, and such fluctuation can be significant. No representation is made that any Renminbi amounts referred to in this proxy statement/prospectus could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires in this document:
“Amended ECARX Articles” means the amended and restated memorandum and articles of association of ECARX Holdings, which shall be adopted and become effective immediately prior to the First Effective Time;
“Business Combination” means, collectively, the First Merger, the Second Merger and the other transactions contemplated by the Business Combination Agreement;
“Business Combination Proposal” means a proposal to approve and authorize the Agreement and Plan of Merger, dated as of May 26, 2022 by and among COVA, ECARX Holdings, Merger Sub 1, and Merger Sub 2;
“Capital Restructuring” means, collectively, the adoption of the Amended ECARX Articles, the Preferred Share Conversion, the Re-designation and the Recapitalization;
“China” or “PRC” means the People’s Republic of China;
“Closing” means the closing of the Transactions contemplated by the Merger Agreement;
“Closing Date” means the day on which the Closing occurs;
“Continental” means Continental Stock Transfer & Trust Company;
“COVA” means COVA Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands;
“COVA Articles” means Amended and Restated Memorandum and Articles of Association of COVA;
“COVA Founder Shares” means Class B ordinary shares of COVA, par value US$0.0001 per share;
“COVA Public Shares” means Class A ordinary shares of COVA, par value US$0.0001 per share;
“COVA Public Shareholders” means the holders of COVA Public Shares;
“COVA Public Warrants” means the redeemable warrants issued in the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment;
“COVA Private Warrants” means the warrants issued to the Sponsor in a private placement simultaneously with the closing of the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment;
“COVA Shareholders” means holders of COVA Shares;
“COVA Shareholder Redemption Amount” means the aggregate amount payable with respect to all redeeming COVA Shares;
“COVA Shares” means, collectively, COVA Public Shares and COVA Founder Shares;
“Co-Founder Shares” means all of the ECARX shares held by Mr. Ziyu Shen and 20,520,820 ECARX shares held by Mr. Eric Li (Li Shufu) immediately prior to the Re-designation;
“COVA Warrants” means, collectively, the COVA Public Warrants and COVA Private Warrants;
“Dissenting COVA Shareholders” means the holders of such Dissenting COVA Shares;
“Dissenting COVA Shares” means COVA Shares that are issued and outstanding immediately prior to the First Effective Time and that are held by COVA shareholders who shall have validly exercised their dissenters’ rights for such COVA Shares;
“ECARX” means ECARX Holdings and its subsidiaries (and, in the context of describing ECARX’s operations and consolidated financial information, also its VIEs and their subsidiaries for the periods ended prior to the Restructuring). References to the share capital, securities (including shares, options, and warrants), shareholders, directors, board of directors, auditors of “ECARX” are to the share capital, securities (including shares, options and warrants), shareholders, directors, board of directors, and auditors of ECARX Holdings, respectively;
“ECARX Class A Ordinary Shares” means Class A ordinary shares of ECARX Holdings, par value US$0.000005 per share;
“ECARX Class B Ordinary Shares” means Class B ordinary shares of ECARX Holdings, par value US$0.000005 per share;
“ECARX Holdings” means ECARX Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands;
“ECARX Options” means all outstanding options exercisable to purchase shares of ECARX Holdings;
“ECARX Ordinary Shares” means, collectively, ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares;
“ECARX Warrant” means the warrants into which the COVA Warrants convert at the First Effective Time, each entitling its holder to purchase one ECARX Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment;
“ECARX Securities” means, collectively, ECARX Ordinary Shares and ECARX Warrants;
“ESOP” means the 2021 Equity Incentive Plan of ECARX adopted on July 30, 2021, as may be amended from time to time;
“First Effective Time” means the effective time of the First Merger;
“First Merger” means the merger between Merger Sub 1 and COVA, with COVA as a wholly owned subsidiary of ECARX Holdings;
“First Plan of Merger” means the plan of merger for the First Merger;
“Fully-Diluted Company Shares” means, without duplication, (a) the aggregate number of shares of ECARX Holdings (i) that are issued and outstanding immediately prior to the Re-designation and (ii) that are issuable upon the exercise of all ECARX Options and other equity securities of ECARX Holdings that are issued and outstanding immediately prior to the Re-designation (whether or not then vested or exercisable as applicable), minus (b) the shares of ECARX Holdings held by it or any subsidiary of ECARX Holdings (if applicable) as treasury shares;
“Geely Auto” means Geely Automobile Holdings Limited, which manages brands including Geely, Lynk & Co, Geometry, Zeekr and others;
“Geely ecosystem” means Geely Auto, Volvo Car, smart, Lotus, Proton, LEVC and other OEMs that are affiliated with or are investee companies of Geely Holding;
“Geely Holding” means Zhejiang Geely Holding Group Co., Ltd;
“Investor Note Maturity Date” means November 8, 2025, being the date on which the Investor Notes will mature;
“Investor Notes” means the convertible notes issued by ECARX Holdings under the Investor Note Purchase Agreement to certain institutional investors in the aggregate principal amount of US$65 million;
“Investor Note Purchase Agreement” means the convertible note purchase agreement dated October 25, 2022 and entered into between ECARX Holdings and certain institutional investors in respect of the Investor Notes;
“IPO” means COVA’s initial public offering, which was consummated on February 9, 2021;

“Lotus Note” means the convertible note issued by ECARX Holdings under the Lotus Note Purchase Agreement to Lotus Technology Inc. in the aggregate principal amount of US$10 million;
“Lotus Note Conversion Price” means the price at which the Lotus Note shall be automatically converted into fully paid and nonassessable ECARX Class A Ordinary Shares if the Business Combination is consummated prior to the Lotus Note Maturity Date, being 95% of the lesser of (A) US$10.00, and (B) the lowest per share price at which any ECARX Class A Ordinary Shares are issued in connection with PIPE investments, if any, subject to adjustment pursuant to the terms of the Lotus Note;
“Lotus Note Maturity Date” means May 12, 2023, being the date on which the Lotus Note will mature;
“Lotus Note Purchase Agreement” means the convertible note purchase agreement dated May 9, 2022 and entered into between ECARX Holdings and Lotus Technology Inc. in respect of the Lotus Note;
“mainland China subsidiaries” means the subsidiaries of ECARX Holdings in mainland China;
“Maximum Redemptions Scenario” means the scenario assuming that COVA Shareholders holding 30,000,000 COVA Public Shares will exercise their redemption rights;
“Merger Agreement” means the Agreement and Plan of Merger, dated as of May 26, 2022 by and among COVA, ECARX Holdings, Merger Sub 1, and Merger Sub 2;
“Merger Proposal” means a proposal to approve and authorize the First Merger and the First Plan of Merger;
“Merger Sub 1” means Ecarx Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of ECARX Holdings;
“Merger Sub 2” means Ecarx&Co Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of ECARX Holdings;
“Mergers” means, collectively, the First Merger and the Second Merger;
“Minimum Available Cash Condition” means the condition, to which the obligations of ECARX Holdings, Merger Sub 1 and Merger Sub 2 to consummate, or cause to be consummated, the Transactions to occur at the Closing are subject under the Merger Agreement, that (a) all amounts in the Trust Account as of immediately prior to the Closing, plus (b) cash proceeds that will be funded prior to, concurrently with, or immediately after, the Closing to ECARX Holdings in connection with the purchase of equity securities of ECARX Holdings by investors on or prior to the Closing Date pursuant to a subscription or similar agreement executed by such investors and ECARX after the date hereof, plus (c) proceeds in the form of cash or securities that have been funded or issued or will be funded or issued prior to, concurrently with, or immediately after, the Closing to ECARX Holdings in connection with certain permitted financing, minus (d) the aggregate amount payable to COVA Shareholders exercising their redemption rights, in the aggregate equaling no less than US$100,000,000, prior to payment of any unpaid or contingent liabilities, deferred underwriting fees of COVA, and certain other transaction expenses;
“Nasdaq” means The Nasdaq Stock Market LLC;
“No Redemptions Scenario” means the scenario assuming that no COVA Shareholder exercises redemption rights with respect to their COVA Public Shares;
“PRC domestic company” means a company incorporated under the laws of mainland China;
“Recapitalization” means (i) the recapitalization of authorized issued ECARX Ordinary Share immediately following the Re-designation and prior to the First Effective Time by way of a repurchase in exchange for issuance of such number of ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares, in each case, equal to the Recapitalization Factor, and (ii) the adjustment of each ECARX Options issued and outstanding immediately prior to the Recapitalization, such that each ECARX Option shall be exercisable for that number of ECARX Class A Ordinary Shares equal to the product of (A) the number of ECARX shares subject to such ECARX Option immediately prior to the Recapitalization multiplied by

(B) the Recapitalization Factor (such product rounded down to the nearest whole number), and the per share exercise price for each ECARX Class A Ordinary Share issuable upon exercise of the ECARX Options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price for each ECARX share subject to such ECARX Option immediately prior to the First Effective Time by (y) the Recapitalization Factor;
“Recapitalization Factor” means the number resulting from dividing (i) US$3,400,000,000, being the pre-money equity value of ECARX as agreed between ECARX and COVA, by (ii) the product of (x) the Fully-Diluted Company Shares, and (y) US$10.00.
“Re-designation” means the re-designation of authorized share capital of ECARX immediately following the Preferred Share Conversion but immediately prior to the Recapitalization as follows: (A) each of the issued and outstanding ordinary shares of ECARX (other than the Co-Founder Shares) and each of 7,766,956,008 authorized but unissued ordinary share of ECARX Holdings shall be re-designated as one ECARX Class A Ordinary Share, where each ECARX Class A Ordinary Share shall entitle its holder to one vote on all matters subject to vote at general meetings of ECARX Holdings; (B) each of the issued and outstanding Co-Founder Shares and each of the 958,958,360 authorized but unissued ordinary shares of ECARX shall be re-designated as one ECARX Class B Ordinary Share, where each ECARX Class B Ordinary Share shall entitle its holder to ten votes on all matters subject to vote at general meetings of ECARX Holdings; and (C) 1,000,000,000 authorized but unissued ordinary shares of ECARX Holdings shall be re-designated as shares of par value of US$0.000005 each of such class or classes (however designated) as the board of directors of ECARX Holdings may determine in accordance with the Amended ECARX Articles;
“Renminbi” or “RMB” means the legal currency of mainland China;
“Restructuring” means a series of transactions ECARX has implemented to restructure its organization and business operations since early 2022;
“SEC” means the U.S. Securities and Exchange Commission;
“Second Merger” means the merger between Surviving Entity 1 and Merger Sub 2, with Merger Sub 2 surviving as a wholly-owned subsidiary of ECARX Holdings;
“Second Plan of Merger” means the plan of merger for the Second Merger;
“Sponsor” means COVA Acquisition Sponsor LLC, a Cayman Islands limited liability company;
“Strategic Investors” means Luminar Technologies, Inc. and Geely Investment Holding Ltd.;
“Strategic Investments” means the strategic investments contemplated by the Strategic Investment Agreements;
“Strategic Investment Agreements” means certain strategic investment agreements entered into between the Strategic Investors, on the one hand, and ECARX Holdings, on the other hand, concurrently with the execution of the Merger Agreement;
“Surviving Entity 1” means the surviving entity of the First Merger;
“Surviving Entity 2” means the surviving entity of the Second Merger;
“Transactions” means the Business Combination and other transactions contemplated by the Merger Agreement;
“Units” means the units issued in the IPO, each consisting of one COVA Public Share and one-half of one COVA Public Warrant;
“U.S. Dollars,” “USD,” “US$,” and “$” means United States dollars, the legal currency of the United States;
“U.S. GAAP” means accounting principles generally accepted in the United States of America; and
“VIE” means variable interest entity. “Our VIE,” “our former VIE,” or “Hubei ECARX” means Hubei ECARX Technology Co., Ltd., a former consolidated variable interest entity of ECARX.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING
The questions and answers below highlight only selected information set forth elsewhere in this proxy statement/prospectus and only briefly address some commonly asked questions about the extraordinary general meeting and the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to COVA shareholders. COVA shareholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting.
Q:
Why am I receiving this proxy statement/prospectus?

A:
COVA and ECARX have agreed to a business combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and COVA encourages its shareholders to read it in its entirety. COVA’s shareholders are being asked to consider and vote upon a proposal to approve the Merger Agreement and the other transactions contemplated by the Merger Agreement. See “Proposal One — The Business Combination Proposal.”

Q:
Are there any other matters being presented to shareholders at the meeting?

A:
In addition to voting on the Business Combination Proposal, the shareholders of COVA will vote on the following proposals:

•
To authorize the First Merger and the First Plan of Merger. See the section of this proxy statement/prospectus titled “Proposal Two — The Merger Proposal.”

•
To consider and vote upon a proposal to adjourn the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for a vote. See the section of this proxy statement/prospectus titled “Proposal Three — The Adjournment Proposal.”

COVA will hold the extraordinary general meeting of its shareholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders should read it carefully.
The vote of shareholders is important. Regardless of how many shares you own, you are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.
Q:
Why is COVA providing shareholders with the opportunity to vote on the Business Combination?

A:
Pursuant to the COVA Articles, COVA is required to provide COVA Public Shareholders with an opportunity to have their COVA Public Shares redeemed for cash upon the consummation of its initial business combination, either in conjunction with a shareholder vote or tender offer. Due to the structure of the Business Combination, COVA is providing this opportunity in conjunction with a shareholder vote.

Q:
What will happen to COVA’s securities upon consummation of the Business Combination?

A:
COVA’s securities, namely the Units (trading symbol “COVAU”), COVA Public Shares (trading symbol “COVA”) and COVA Public Warrants (trading symbol “COVAW”), are currently listed on Nasdaq. The Units, COVA Public Shares and COVA Public Warrants will cease trading upon consummation of the Business Combination and will be delisted from Nasdaq and deregistered under the Exchange Act. ECARX intends to apply for listing of the ECARX Class A Ordinary Shares on Nasdaq under the proposed symbol “ECX” and ECARX Warrants under the proposed symbol “ECXWW”, each to be effective upon the consummation of the Business Combination. While trading on Nasdaq is expected to begin on the first business day following the consummation of the Business Combination, there can be no assurance that the ECARX Class A Ordinary Shares and ECARX Warrants will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors” for more information.
Q:
Why is COVA proposing the Business Combination?

A:
COVA was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities.

On February 9, 2021, COVA consummated its initial public offering of 30,000,000 Units (which includes the partial exercise of the underwriter’s option to purchase up to an additional 3,900,000 Units to cover over-allotments) at an offering price of US$10.00 per Unit, generating total gross proceeds of US$300,000,000. Following the closing of the IPO, an amount equal to US$300,000,000 from the net proceeds of the sale of the Units in the IPO and the sale of the warrants issued to the Sponsor in a private placement simultaneously with the closing of the IPO (the “COVA Private Warrants,” and together with the COVA Public Warrants, the “COVA Warrants”) was placed into a trust account (the “Trust Account”). Since the IPO, COVA’s activity has been limited to the evaluation of business combination candidates.
COVA believes that ECARX is a company with an appealing market opportunity and growth profile, a strong position in its industry and a compelling valuation. As a result, COVA believes that the Business Combination will provide COVA shareholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section entitled “Proposal One — The Business Combination Proposal.”
Q:
Did COVA’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
No. COVA’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Accordingly, investors will be relying solely on the judgment of COVA’s board of directors, its management team and its advisors in valuing ECARX and will be assuming the risk that COVA’s board of directors may not have properly valued the business. However, COVA’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have substantial experience with financial investments and mergers and acquisitions. Furthermore, in analyzing the Business Combination, COVA’s management conducted significant due diligence on ECARX and COVA’s board of directors reviewed such due diligence as part of its review and approval of the Business Combination. For a complete discussion of the factors utilized by COVA’s board of directors in approving the Business Combination, see the section of this proxy statement entitled “The Business Combination — COVA Board of Directors' Reasons for the Business Combination.” Based on the foregoing, COVA’s board of directors concluded that its members’ collective experience and backgrounds, together with the experience and sector expertise of COVA’s advisors, enabled it to make the necessary analyses and determinations regarding the Business Combination, including that the Business Combination was fair from a financial perspective to its shareholders and that ECARX’s fair market value was at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time the Merger Agreement was entered into with respect to the Business Combination. There can be no assurance, however, that COVA’s board of directors was correct in its assessment of the Business Combination. For a complete discussion of the factors utilized by COVA’s board of directors in approving the Business Combination, see the section entitled “Proposal One — The Business Combination Proposal.”

Q:
Do I have redemption rights?

A:
If you are a COVA Public Shareholder, you have the right to demand that COVA redeem your COVA Public Shares for a pro rata portion of the cash held in COVA’s Trust Account, calculated as of two business days prior to the consummation of the Business Combination in accordance with the

COVA Articles. In this proxy statement/prospectus, these rights to demand redemption of the COVA Public Shares are sometimes referred to as “redemption rights.” Notwithstanding the foregoing, a COVA Public Shareholder, together with any affiliate of his or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the COVA Public Shares. Accordingly, all COVA Public Shares in excess of 15% held by a COVA Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed and converted into cash. Under the COVA Articles, the Business Combination may not be consummated if COVA has net tangible assets of less than US$5,000,001 either immediately prior to or upon consummation of the Business Combination after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares.
Q:
Will how I vote on the Business Combination affect my ability to exercise my redemption rights?

A:
No. A COVA Public Shareholder may exercise redemption rights regardless of whether he, she or it votes for or against the Business Combination Proposal or does not vote on such proposal at all, or if he, she or it is a COVA Public Shareholder on the record date. This means that any COVA Public Shareholder holding COVA Public Shares may exercise redemptions rights regardless of whether they are even entitled to vote on the Business Combination Proposal.

Q:
How do I exercise my redemption rights?

A:
If you are a COVA Public Shareholder and wish to exercise your redemption rights, you must:

•
submit a written request to Continental Stock Transfer & Trust Company, COVA’s transfer agent, in which you (i) request that COVA redeem all or a portion of your COVA Public Shares for cash, and (ii) identify yourself as the beneficial holder of the COVA Public Shares and provide your legal name, phone number and address; and

•
either tender your share certificates (if any) to Continental Stock Transfer & Trust Company, COVA’s transfer agent, or deliver your COVA Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System.

Holders must complete the procedures for electing to redeem their COVA Public Shares in the manner described above prior to December 12, 2022, two business days prior to the extraordinary general meeting, in order for their COVA Public Shares to be redeemed. If you hold the shares in “street name,” you will have to coordinate with your broker, bank or nominee to have the COVA Public Shares you beneficially own certificated and delivered electronically.”
Any COVA Public Shareholder satisfying the requirements for exercising redemption rights will be entitled to a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately US$10 per share, as of the record date) calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds in the Trust Account and not previously released to COVA to pay income taxes. Such amount will be paid promptly upon consummation of the Business Combination. There are currently no owed but unpaid income taxes on the funds in the Trust Account.
There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker US$80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.
Any request for redemption, once made by a COVA Public Shareholder, may be withdrawn at any time up to two business days prior to the time the vote is taken with respect to the Business Combination Proposal at the extraordinary general meeting (unless otherwise agreed to by COVA). If you tender your share certificates (if any) to COVA’s transfer agent and later decide prior to the extraordinary general meeting not to elect redemption, you may request that COVA’s transfer agent return your share certificates (physically or electronically). You may make such request by contacting COVA’s transfer agent at the address listed below.
No demand for redemption will be honored unless the holder’s COVA Public Shares have been delivered (either physically or electronically) to the transfer agent in the manner described above no later than two business days prior to the extraordinary general meeting.
COVA’s transfer agent can be contacted at the following address:
Mark Zimkind
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com
Q:
Can I exercise redemption rights and dissenter rights under the Cayman Companies Act?

A:
No. Any COVA Public Shareholder who elects to exercise Dissent Rights (which dissenter rights are discussed in the section entitled “Do I have appraisal rights if I object to the proposed Business Combination?”) will lose their right to have their COVA Public Shares redeemed in accordance with the COVA Articles. The certainty provided by the redemption process may be preferable for COVA Public Shareholders wishing to exchange their COVA Public Shares for cash. This is because Dissent Rights may be lost or extinguished, including where COVA and the other parties to the Merger Agreement determine to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Act, in which case any COVA Public Shareholder who has sought to exercise Dissent Rights would only be entitled to receive the merger consideration contemplated by the Merger Agreement.

Q:
If I am a holder of COVA Units, can I exercise redemption rights with respect to my Units?

A:
No. Holders of outstanding Units must first separate the Units into the underlying COVA Public Shares and COVA Public Warrants prior to exercising redemption rights with respect to COVA Public Shares. If you hold Units registered in your own name, you must deliver the certificate for such Units (if any) to Continental Stock Transfer & Trust Company, COVA’s transfer agent, with written instructions to separate such Units into COVA Public Shares and COVA Public Warrants. This must be completed far enough in advance to permit the mailing of the share certificates back to you so that you may then exercise your redemption rights upon the separation of the COVA Public Shares from the Units. If you hold the Units in “street name,” you will need to instruct your broker, bank or nominee to separate the Units you beneficially own. Your nominee must send written instructions to COVA’s transfer agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using The Depository Trust Company’s Deposit/Withdrawal at Custodian (DWAC) System, a withdrawal of the relevant Units and a deposit of the number of COVA Public Shares and COVA Public Warrants represented by such Units. This must be completed far enough in advance to permit your nominee to exercise redemption rights upon the separation of the COVA Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your COVA Public Shares to be separated in a timely manner, you shall likely not be able to exercise your redemption rights.

Q:
If I am a holder of COVA Warrants, can I exercise redemption rights with respect to my warrants?

A:
No. The holders of COVA Warrants have no redemption rights with respect to such securities.

Q:
What are the U.S. federal income tax consequences to me if I exercise my redemption rights?

A:
A U.S. Holder (as defined below) who exercises its redemption rights will receive cash in exchange for the tendered shares, and either will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a nontaxable recovery of basis in his investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations to U.S. Holders — U.S. Holders Exercising Redemption Rights with Respect to COVA Public Shares.”
Q:
What are the U.S. federal income tax consequences of the Business Combination to me?

A:
It is intended that the Business Combination qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”) with respect to U.S. Holders of the COVA Public Shares and/or COVA Warrants. However, there are significant factual and legal uncertainties as to whether the Business Combination will qualify as a reorganization within the meaning of Section 368(a) of the Code. If any requirement for Section 368(a) of the Code is not met, then a U.S. Holder of COVA Public Shares and/or COVA Warrants would generally recognize gain or loss in an amount equal to the difference, if any, between the fair value of ECARX Ordinary Shares and/or ECARX Warrants, as applicable, received in the Business Combination, over such U.S. Holder’s aggregate tax basis in the corresponding COVA Public Shares and/or COVA Warrants surrendered by such U.S. Holder in the Business Combination. Even if the Business Combination otherwise qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders may be required to recognize gain (but not loss) on account of the application of the Passive Foreign Investment Company (“PFIC”) rules, as described in more detail below under “Material Tax Considerations — U.S. Federal Income Tax Considerations to U.S. Holders — The Business Combination — Application of the PFIC Rules to the Business Combination.” U.S. Holders of COVA Public Shares and/or COVA Warrants should consult their tax advisors to determine the tax consequences if the Business Combination does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the application of the PFIC rules to their specific situation in connection with the Business Combination.

Q:
Do I have appraisal rights if I object to the proposed Business Combination?

A:
Holders of record of COVA Shares may have appraisal rights in connection with the Business Combination under the Cayman Companies Act. Holders of record of COVA Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for their COVA Shares must give written objection to the First Merger to COVA prior to the shareholder vote to approve the First Merger and follow the procedures set out in Section 238 of the Cayman Companies Act, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. COVA believes that such fair value would equal the amount that COVA shareholders would obtain if they exercised their redemption rights as described herein. A COVA shareholder which elects to exercise appraisal rights must do so in respect of all of the COVA Shares that person holds and will lose their right to exercise their redemption rights as described herein. See the section of this proxy statement/prospectus titled “Extraordinary General Meeting of COVA Shareholders.” COVA shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act.

Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
The net proceeds of the IPO, together with a portion of the proceeds from the sale of the COVA Private Warrants in a private placement to the Sponsor, equal in the aggregate to US$300,000,000, was placed in the Trust Account immediately following the IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay, on a pro rata basis, COVA Public

Shareholders who exercise redemption rights and to pay fees and expenses incurred in connection with the Business Combination (including fees to the underwriter of the IPO as deferred underwriting commissions). Any remaining cash will be used for ECARX’s working capital and general corporate purposes.
Q:
What happens if a substantial number of public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:
COVA Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights, although they are not required to vote in any way to exercise such redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of COVA Public Shareholders are substantially reduced as a result of redemptions by COVA Public Shareholders.

If a COVA Public Shareholder exercises his, her or its redemption rights, such exercise will not result in the loss of any warrants that such COVA Public Shareholder may hold. As a result, any non-redeeming COVA Public Shareholders would experience dilution to the extent such COVA Public Warrants are exercised and additional ECARX Ordinary Shares are issued.
However, the Business Combination will not be consummated if, either immediately prior to or upon consummation of the Business Combination, COVA would have net tangible assets of less than US$5,000,001 after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares. To the extent that there are fewer public shares and public shareholders, the trading market for ECARX Ordinary Shares may be less liquid than the market was for COVA Public Shares prior to the Business Combination, and ECARX may not be able to meet the listing standards of a national securities exchange. In addition, to the extent of any redemptions, fewer funds from the Trust Account would be available to ECARX to be used in its business following the consummation of the Business Combination.
The sensitivity table below shows the potential impact of redemptions on the pro forma book value per share of the shares owned by COVA Public Shareholders under different redemption scenarios, taking into account certain potential sources of dilution, namely, 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization), the ECARX Ordinary Shares underlying the COVA Public Warrants and COVA Private Warrants, and the ECARX Ordinary Shares to be issued to the holders of the Investor Notes upon conversion of such Investor Notes at the option of the holders.

	Assuming No Redemption		Assuming 25% Redemption(1)		Assuming 50% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %
Shareholders
Existing COVA Shareholders (excluding the Sponsor)(5)	30,000,000	8.2	22,500,000	6.3	15,000,000	4.3	7,500,000	2.2	—	—
The Sponsor(6)	7,500,000	2.1	7,500,000	2.1	5,250,000	1.5	5,250,000	1.5	5,250,000	1.6
Existing ECARX Shareholders(7)	323,382,409	88.4	323,382,409	90.3	323,382,409	92.9	323,382,409	95.0	323,382,409	97.1
Strategic Investors(8)	3,500,000	1.0	3,500,000	1.0	3,500,000	1.0	3,500,000	1.0	3,500,000	1.1
Holder of the Lotus Note(9)	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3
Total ECARX Ordinary Shares Outstanding at Closing	365,435,041	100.0	357,935,041	100.0	348,185,041	100	340,685,041	100.0	333,185,041	100.0
Total ECARX Ordinary Shares outstanding at Closing not reflecting potential sources of dilution	365,435,041	88.6	357,935,041	88.4	348,185,041	88.1	340,685,041	87.8	333,185,041	87.6
Potential sources of dilution:
Shares underlying COVA Public Warrants	15,000,000	3.6	15,000,000	3.7	15,000,000	3.8	15,000,000	3.9	15,000,000	3.9
Shares underlying COVA Private Warrants	9,872,000	2.4	9,872,000	2.4	9,872,000	2.5	9,872,000	2.5	9,872,000	2.6
Shares underlying granted options	16,617,591	4.0	16,617,591	4.1	16,617,591	4.2	16,617,591	4.3	16,617,591	4.4
Shares underlying the Investor Notes(10)	5,652,174	1.4	5,652,174	1.4	5,652,174	1.4	5,652,174	1.5	5,652,174	1.5
Total ECARX Ordinary Shares outstanding at Closing (including shares underlying COVA Public Warrants, COVA Private Warrants, granted options, and the Investor Notes)	412,576,806	100.0	405,076,806	100.0	395,326,806	100.0	387,826,806	100.0	380,326,806	100.0
	Assuming No Redemption		Assuming 25% Redemption(1)		Assuming 50% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %
Holders of ECARX Ordinary Shares reflecting potential sources of dilution:
Existing COVA Shareholders (excluding the Sponsor)(11)	45,000,000	10.9	37,500,000	9.3	30,000,000	7.6	22,500,000	5.8	15,000,000	3.9
The Sponsor(12)	17,372,000	4.2	17,372,000	4.3	15,122,000	3.8	15,122,000	3.9	15,122,000	4.0
Holder of the Lotus Note(9)	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3
Holders of the Investor Notes(10)	5,652,174	1.4	5,652,174	1.4	5,652,174	1.4	5,652,174	1.5	5,652,174	1.5
Strategic Investors(8)	3,500,000	0.8	3,500,000	0.9	3,500,000	0.9	3,500,000	0.9	3,500,000	0.9
Existing ECARX Shareholders(13)	340,000,000	82.4	340,000,000	83.9	340,000,000	86.0	340,000,000	87.7	340,000,000	89.4
Total Pro Forma Equity Value of ECARX Ordinary Shares outstanding at Closing (including shares underlying granted option shares, Strategic Investor shares and shares underlying the Lotus Note and the Investor Notes)(14)	4,125,768,056		4,050,768,056		3,953,268,056		3,878,268,056		3,803,268,056
Per Share Pro Forma Equity Value of ECARX Ordinary Shares outstanding at Closing(14)	10.00		10.00		10.00		10.00		10.00
Per Share Pro Forma Book Value of ECARX Ordinary Share outstanding at Closing (including shares underlying granted option shares, Strategic Investor shares and shares underlying the Lotus Note and the Investor Notes)(15)	5.65		4.44		3.20		1.88		0.51

(1)
This scenario assumes that 7,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(2)
This scenario assumes that 15,000,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(3)
This scenario assumes that 22,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(4)
This scenario assumes that 30,000,000 shares of COVA Shares are redeemed by the COVA Shareholders. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 (after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares) upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). The Maximum Redemption Scenario does not take into account the Minimum Available Cash Condition.
(5)
Does not include COVA Public Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire ECARX Ordinary Shares. The COVA Public Warrants represent 15,000,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment. In connection with the Business Combination, COVA Public Warrants will be automatically and irrevocably assumed by ECARX Holdings and converted into ECARX Warrants each entitling its holder to purchase one ECARX Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment.

(6)
Does not include COVA Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire ECARX Ordinary Shares. The COVA Private Warrants represent (i) 8,872,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment and (ii) 1,000,000 warrants underlying the Second Promissory Note that the Sponsor has the option, but not the obligation, to convert, in whole or in part, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant upon the consummation of the Business Combination. In connection with the Business Combination, COVA Private Warrants will be automatically and irrevocably assumed by ECARX Holdings and converted into ECARX Warrants each entitling its holder to purchase one ECARX Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment. Pursuant to the Sponsor Support Agreement, up to 30% of the 7,500,000 COVA Founder Shares are subject to forfeiture as described therein.

(7)
Excluding 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization).

(8)
Representing the aggregate of 3,500,000 ECARX Class A Ordinary Shares to be issued to Geely Investment Holding Ltd. and Luminar Technologies, Inc. at US$10.00 per share for an aggregate investment amount of US$35,000,000. See “Agreements Entered into in Connection with the Business Combination — Strategic Investment Agreements” for additional details.

(9)
Representing ECARX Class A Ordinary Shares underlying the Lotus Note, which, if the Closing occurs prior to the Lotus Note Maturity Date, shall be automatically converted into fully paid and non-assessable ECARX Class A Ordinary Shares at the Lotus Note Conversion Price. For purposes of this table, it is assumed that the Lotus Note Conversion Price is US$9.50 per share. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.

(10)
Representing ECARX Class A Ordinary Shares underlying the Investor Notes, which are convertible into fully paid and non-assessable ECARX Class A Ordinary Shares at the option of each holder thereof from time to time at a conversion price equal to $11.50 per share, subject to certain customary anti-dilution adjustments and certain limitations on the conversion right as described in the Investor Note, if the consummation of the Business Combination occurs prior to the Investor Note Maturity Date. For purposes of this table, it is assumed that the principal amount of US$65 million of the Investor Notes will be converted into ECARX Class A Ordinary Shares in full. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.

(11)
Includes 15,000,000 shares underlying COVA Public Warrants.

(12)
Includes 9,872,000 shares underlying COVA Private Warrants. Pursuant to the Sponsor Support Agreement, up to 30% of the 7,500,000 COVA Founder Shares are subject to forfeiture as described therein.

(13)
Includes 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization).

(14)
In each redemption scenario, the per share pro forma equity value of ECARX Ordinary Shares will be US$10.00 at Closing in accordance with the terms of the Merger Agreement.

(15)
The per share pro forma book value of ECARX Ordinary Shares is based on the pro forma book value of ECARX at Closing. See the row entitled “Total equity attributable to ordinary shareholders of ECARX Holdings Inc” in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Unaudited Pro Forma Combined Balance Sheet.” The calculation of per share pro forma book value of ECARX Ordinary Shares does not take into account ECARX Ordinary Shares underlying the COVA Public Warrants and COVA Private Warrants for the reason that their inclusion will have an anti-dilutive impact on the per share pro forma book value of ECARX Ordinary Shares.

Q:
What happens if the Business Combination is not consummated?

A:
If COVA does not complete the Business Combination with ECARX for whatever reason, COVA would search for another target business with which to complete a business combination. If COVA does not complete the Business Combination with ECARX or another business combination by February 9, 2023 (or such later date as may be approved by COVA’s shareholders in an amendment to the COVA Articles), COVA must redeem 100% of the outstanding COVA Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (net of taxes payable and less up to US$100,000 of interest to pay dissolution expenses) divided by the number of outstanding COVA Public Shares and, following such redemption, COVA will liquidate and dissolve. COVA’s initial shareholders have waived their redemption rights with respect to their COVA Founder Shares in the event a business combination is not effected in the required time period, and, accordingly, their COVA Founder Shares will be worthless.
Q:
How does the Sponsor of COVA intend to vote on the proposals?

A:
The Sponsor beneficially owns and is entitled to vote an aggregate of 20% of the outstanding COVA Shares. The Sponsor has agreed to vote its shares in favor of the Business Combination Proposal. These holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. In addition to the COVA Shares held by the Sponsor, COVA would need 11,250,001 COVA Public Shares, or 37.5%, of the 30,000,000 COVA Public Shares to be voted in favor of the Business Combination Proposal and 17,500,000 COVA Public Shares, or 58.3%, of the 30,000,000 COVA Public Shares to be voted in favor of the Merger Proposal in order for them to be approved (assuming all outstanding shares are voted on each proposal). The Sponsor has agreed, prior to the IPO, to waive their redemption rights.

Q:
Can the Sponsor redeem its Shares in connection with consummation of the Business Combination?

A:
No. The Sponsor has agreed to waive, for no consideration and for the sole purpose of facilitating the Business Combination, their redemption rights with respect to their COVA Founder Shares in connection with the consummation of the Business Combination.

Q:
What interests does the Sponsor have in the Business Combination?

A:
In considering the recommendation of COVA’s board of directors to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor has interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. COVA’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to shareholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact that:

•
If the Business Combination with ECARX or another business combination is not consummated by February 9, 2023 (or such later date as may be approved by COVA shareholders in an amendment to the COVA Articles), COVA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding COVA Public Shares for cash and, subject to the approval of its remaining shareholders and COVA’s board of directors, dissolving and liquidating. In such event, the COVA Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of US$25,000 prior to the IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Business Combination is consummated, each outstanding COVA Founder Share will be converted into one ECARX Ordinary Share, subject to adjustment described herein.

•
If COVA is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by COVA for services rendered to, or contracted for or for products sold to COVA. If COVA consummates a business combination, on the other hand, COVA will be liable for all such claims.

•
The Sponsor acquired the COVA Founder Shares, which will be converted into ECARX Ordinary Shares in connection with the Business Combination, for an aggregate purchase price of US$25,000 prior to the IPO. Based on the closing price of COVA’s Public Shares of US$10.01 on Nasdaq on November 8, 2022, the record date for the extraordinary general meeting, the COVA Founder Shares, if unrestricted and freely tradable, would be valued at US$75,075,000.

•
The Sponsor acquired the COVA Private Warrants, which will be converted into ECARX Warrants in connection with the Business Combination, for an aggregate purchase price of US$8.9 million in the

IPO. Based on the closing price of COVA’s Public Warrants of US$0.0347 on Nasdaq on November 8, 2022, the record date for the extraordinary general meeting, the COVA Private Warrants would be valued at approximately US$307,858.
•
As a result of the prices at which the Sponsor acquired the COVA Founder Shares and the COVA Private Warrants, and their current value, the Sponsor could make a substantial profit after the completion of the Business Combination even if COVA Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their COVA Public Shares.

•
The Sponsor and COVA’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on COVA’s behalf, such as identifying and investigating possible business targets and business combinations. However, if COVA fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, COVA may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by February 9, 2023 (or such later date as may be approved by COVA’s shareholders in an amendment to the COVA Articles). As of the record date, the Sponsor and COVA’s officers and directors and their affiliates had incurred no unpaid reimbursable expenses.

•
If COVA is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds would be approximately US$75,382,858, reflecting the market value of COVA Founder Shares, the market value of COVA Private Warrants and out-of-pocket unpaid reimbursable expenses.

•
COVA has provisions in the COVA Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that COVA’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to COVA. The potential conflict of interest relating to the waiver of the corporate opportunities doctrine in the COVA Articles did not impact its search for an acquisition target and COVA was not prevented from reviewing any opportunities as a result of such waiver.

•
The Merger Agreement provides for the continued indemnification of COVA’s current directors and officers and the continuation of directors and officers liability insurance covering COVA’s current directors and officers.

•
COVA’s Sponsor, affiliates of the Sponsor, officers and directors may make loans from time to time to COVA to fund certain capital requirements. On December 15, 2020, the Sponsor agreed to loan COVA an aggregate of up to US$300,000 to cover expenses related to the IPO pursuant to a promissory note that was repaid in full on February 9, 2021. On May 26, 2022, COVA issued another unsecured promissory note to the Sponsor (the “Second Promissory Note”), pursuant to which COVA may borrow up to an aggregate principal amount of US$2,000,000. The Second Promissory Note is non-interest bearing and payable upon the consummation of a business combination. Upon consummation of a business combination, the Sponsor shall have the option, but not the obligation, to convert up to US$1,000,000 of the principal balance of the promissory note, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant. Additional loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to COVA outside of the Trust Account.

•
COVA entered into an agreement, commencing on the date COVA’s securities were first listed on Nasdaq through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of US$10,000 for office space, utilities, secretarial and administrative services.

Q:
What equity stake will current ECARX shareholders and current COVA shareholders hold in the combined company immediately after the completion of the Business Combination, and what effect will potential sources of dilution have on the same?

A:
The following table presents the anticipated share ownership of various holders of ECARX Ordinary Shares after the completion of the Business Combination after considering the impact of the

Recapitalization, based on the assumption that no additional equity securities of ECARX will be issued at or prior to Closing except to the any Strategic Investors, and that there are no Dissenting COVA Shareholders, under the following redemption scenarios:
•
Assuming No Redemption: This presentation assumes that no COVA Shareholder exercises redemption rights with respect to their COVA Public Shares.

•
Assuming 25% Redemption: This presentation assumes that COVA Public Shareholders holding 7,500,000 COVA Public Shares will exercise their redemption rights.

•
Assuming 50% Redemption: This presentation assumes that COVA Public Shareholders holding 15,000,000 COVA Public Shares will exercise their redemption rights.

•
Assuming 75% Redemption: This presentation assumes that COVA Public Shareholders holding 22,500,000 COVA Public Shares will exercise their redemption rights.

•
Assuming Maximum Redemption: This presentation assumes that COVA Public Shareholders holding 30,000,000 COVA Public Shares will exercise their redemption rights. This presentation does not take into account the Minimum Available Cash Condition.

	Assuming No Redemption(1)		Assuming 25% Redemption(1)(2)		Assuming 50% Redemption(1)(3)		Assuming 75% Redemption(1)(4)		Assuming Maximum Redemption(1)(5)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
ECARX Ordinary Shares:
Existing COVA Shareholders (excluding the Sponsor)	30,000,000	8.2	22,500,000	6.3	15,000,000	4.3	7,500,000	2.2	—	—
The Sponsor(6)	7,500,000	2.1	7,500,000	2.1	5,250,000	1.5	5,250,000	1.5	5,250,000	1.6
Existing ECARX Shareholders(7)	323,382,409	88.4	323,382,409	90.3	323,382,409	92.9	323,382,409	95.0	323,382,409	97.1
Strategic Investors(8)	3,500,000	1.0	3,500,000	1.0	3,500,000	1.0	3,500,000	1.0	3,500,000	1.1
Shares underlying the Lotus Note(9)	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3
Total ECARX Ordinary Shares Outstanding at Closing	365,435,041	100.0	357,935,041	100.0	348,185,041	100.0	340,685,041	100.0	333,185,041	100.0
Per Share Pro Forma Equity Value of ECARX Ordinary Shares outstanding at Closing(10)	10.00		10.00		10.00		10.00		10.00

(1)
The share amounts and ownership and voting power percentages set forth above do not take into account COVA Public Warrants and COVA Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire ECARX Ordinary Shares. The COVA Public Warrants represent 15,000,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment. The COVA Private Warrants represent (i) 8,872,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment and (ii) 1,000,000 warrants underlying the Second Promissory Note that the Sponsor has the option, but not the obligation, to convert, in whole or in part, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant upon the consummation of the Business Combination. In connection with the Business Combination, COVA Public Warrants and COVA Private Warrants will be automatically and irrevocably assumed by ECARX Holdings and converted into ECARX Warrants each entitling its holder to purchase one ECARX Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment.

(2)
This scenario assumes that 7,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(3)
This scenario assumes that 15,000,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(4)
This scenario assumes that 22,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(5)
This scenario assumes that 30,000,000 shares of COVA Shares are redeemed by the COVA Shareholders. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 (after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares) upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). Unless ECARX Holdings elects to waive the US$100,000,000 Minimum Available Cash Condition, the Maximum Redemption Scenario cannot occur.

(6)
Pursuant to the Sponsor Support Agreement, up to 30% of the 7,500,000 COVA Founder Shares are subject to forfeiture as described therein.

(7)
Excluding 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization).

(8)
Representing the aggregate of 3,500,000 ECARX Class A Ordinary Shares to be issued to Geely Investment Holding Ltd. and Luminar Technologies, Inc. at US$10.00 per share for an aggregate investment amount of US$35,000,000. See “Agreements Entered into in Connection with the Business Combination — Strategic Investment Agreements” for additional details.

(9)
Representing ECARX Class A Ordinary Shares underlying the Lotus Note, which, if the Closing occurs prior to the Lotus Note Maturity Date, shall be automatically converted into fully paid and non-assessable ECARX Class A Ordinary Shares at the Lotus Note Conversion Price. For purposes of this table, it is assumed that the Lotus Note Conversion Price is US$9.50 per share. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.

(10)
In each redemption scenario, the per share pro forma equity value of ECARX Ordinary Shares will be US$10.00 at Closing in accordance with the terms of the Merger Agreement.

However, if the actual facts are different than the assumptions laid out above, the anticipated share ownership of various holders of ECARX Ordinary Shares after the completion of the Business Combination will be different. ECARX shareholders would experience dilution to the extent ECARX Holdings issues additional shares after Closing. In addition, the table above excludes certain potential sources of dilution, namely, 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization) and ECARX Ordinary Shares underlying the Investor Notes. The following table presents the anticipated share ownership of various holders of ECARX Ordinary Shares after the completion of the Business Combination after considering the impact of the Recapitalization assuming (i) the issuance of 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization), and the issuance of ECARX Ordinary Shares underlying the Investor Notes, (ii) no other additional equity securities of ECARX will be issued at or prior to Closing, and (iii) there are no Dissenting COVA Shareholders, under the following redemption scenarios:
	Assuming No Redemption		Assuming 25% Redemption(1)		Assuming 50% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Total ECARX Ordinary Shares Outstanding at Closing not reflecting potential sources of dilution(5)	365,435,041	88.6	357,935,041	88.4	348,185,041	88.1	340,685,041	87.8	333,185,041	87.6
Potential sources of dilution:
Shares underlying COVA Public Warrants	15,000,000	3.6	15,000,000	3.7	15,000,000	3.8	15,000,000	3.9	15,000,000	3.9
Shares underlying COVA Private Warrants	9,872,000	2.4	9,872,000	2.4	9,872,000	2.5	9,872,000	2.5	9,872,000	2.6
Shares underlying granted options	16,617,591	4.0	16,617,591	4.1	16,617,591	4.2	16,617,591	4.3	16,617,591	4.4
Shares underlying the Investor Notes(6)	5,652,174	1.4	5,652,174	1.4	5,652,174	1.4	5,652,174	1.5	5,652,174	1.5
Total ECARX Ordinary Shares outstanding at Closing (including shares underlying COVA Public Warrants, COVA Private Warrants, granted options and the Investor Notes)	412,576,806	100.0	405,076,806	100.0	395,326,806	100.0	387,826,806	100.0	380,326,806	100.0
Holders of ECARX Ordinary Shares reflecting potential sources of dilution:
Existing COVA Shareholders (excluding the Sponsor)(7)	45,000,000	10.9	37,500,000	9.3	30,000,000	7.6	22,500,000	5.8	15,000,000	3.9
The Sponsor(8)	17,372,000	4.2	17,372,000	4.3	15,122,000	3.8	15,122,000	3.9	15,122,000	4.0
Existing ECARX Shareholders(9)	340,000,000	82.4	340,000,000	83.9	340,000,000	86.0	340,000,000	87.7	340,000,000	89.4
Holder of the Lotus Note(10)	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3
Holders of the Investor Notes	5,652,174	1.4	5,652,174	1.4	5,652,174	1.4	5,652,174	1.5	5,652,174	1.5
Strategic Investors(11)	3,500,000	0.8	3,500,000	0.9	3,500,000	0.9	3,500,000	0.9	3,500,000	0.9
Per Share Pro Forma Equity Value of ECARX Ordinary Shares outstanding at Closing(12)	10.00		10.00		10.00		10.00		10.00

(1)
This scenario assumes that 7,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(2)
This scenario assumes that 15,000,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(3)
This scenario assumes that 22,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(4)
This scenario assumes that 30,000,000 shares of COVA Shares are redeemed by the COVA Shareholders. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 (after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares) upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). Unless ECARX Holdings elects to waive the US$100,000,000 Minimum Available Cash Condition, the Maximum Redemption Scenario cannot occur.
(5)
Does not include COVA Public Warrants and COVA Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire ECARX Ordinary Shares. The COVA Public Warrants represent 15,000,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment. The COVA Private Warrants represent (i) 8,872,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment and (ii) 1,000,000 warrants underlying the Second Promissory Note that the Sponsor has the option, but not the obligation, to convert, in whole or in part, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant upon the consummation of the Business Combination. In connection with the Business Combination, COVA Public Warrants and COVA Private Warrants will be automatically and irrevocably assumed by ECARX Holdings and converted into ECARX Warrants each entitling its holder to purchase one ECARX Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment.

(6)
Representing ECARX Class A Ordinary Shares underlying the Investor Notes, which are convertible into fully paid and non-assessable ECARX Class A Ordinary Shares at the option of each holder thereof from time to time at a conversion price equal to $11.50 per share, subject to certain customary anti-dilution adjustments and certain limitations on the conversion right as described in the Investor Note, if the consummation of the Business Combination occurs prior to the Investor Note Maturity Date. For purposes of this table, it is assumed that the principal amount of US$65 million of the Investor Notes will be converted into ECARX Class A Ordinary Shares in full. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.

(7)
Includes 15,000,000 shares underlying COVA Public Warrants.

(8)
Includes 9,872,000 shares underlying COVA Private Warrants. Pursuant to the Sponsor Support Agreement, up to 30% of the 7,500,000 COVA Founder Shares are subject to forfeiture as described therein.

(9)
Includes 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization).

(10)
Representing ECARX Class A Ordinary Shares underlying the Lotus Note, which, if the Closing occurs prior to the Lotus Note Maturity Date, shall be automatically converted into fully paid and non-assessable ECARX Class A Ordinary Shares at the Lotus Note Conversion Price. For purposes of this table, it is assumed that the Lotus Note Conversion Price is US$9.50 per share. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.

(11)
Representing the aggregate of 3,500,000 ECARX Class A Ordinary Shares to be issued to Geely Investment Holding Ltd. and Luminar Technologies, Inc. at US$10.00 per share for an aggregate investment amount of US$35,000,000. See “Agreements Entered into in Connection with the Business Combination — Strategic Investment Agreements” for additional details.

(12)
In each redemption scenario, the per share pro forma equity value of ECARX Ordinary Shares will be US$10.00 at Closing in accordance with the terms of the Merger Agreement.

This information should be read together with the pro forma combined financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Q:
What is the effective underwriting fee that will be received by the underwriter for the IPO?

A:
Irrespective of the amount of redemptions by COVA Public Shareholders, ECARX will pay the underwriter for the IPO US$10,500,000 of deferred underwriting commissions upon consummation of the Business Combination. Although this amount of deferred underwriting commissions is fixed, the level of redemptions will impact the effective underwriting fee incurred in connection with the IPO. For example, (i) based on the approximately US$300 million in the Trust Account, the US$10,500,000 of deferred underwriting commissions would represent an effective underwriting fee of 3.5%, (ii) assuming, for illustrative purposes, that COVA Public Shareholders holding 15,000,000 COVA Public Shares will exercise their redemption rights for US$150 million of the US$300 million of funds in the Trust Account, the funds remaining in the Trust Account following such redemption would be US$150 million and the effective underwriting fee would be 7% and (iii) under the Maximum Redemption Scenario and assuming the Minimum Available Cash Condition is waived, the amount of cash left in the Trust Account would not be sufficient to cover the deferred underwriting compensation.

Q:
When do you expect the Business Combination to be completed?

A:
It is currently anticipated that the Business Combination will be consummated promptly following the COVA extraordinary general meeting, which is set for December 14, 2022; however, such meeting could be adjourned or postponed to a later date, as described above. The Closing is also subject to other customary closing conditions. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Merger Agreement.”
Q:
What do I need to do now?

A:
COVA urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder of COVA. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:
When and where will the extraordinary general meeting take place?

A:
The extraordinary general meeting will be held on December 14, 2022, at 9:00 a.m., Eastern Time, at the offices of Walkers at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands and virtually over the Internet by means of a live audio webcast. You may attend the extraordinary general meeting webcast by accessing the web portal located at https://www.virtualshareholdermeeting.com/COVAU2022SM. We encourage shareholders to attend the extraordinary general meeting virtually via the live webcast.

Q:
How do I vote?

A:
If you are a holder of record of COVA Shares at the close of business on the record date, you may vote by (a) attending the extraordinary general meeting and voting in person, including virtually over the Internet by joining the live audio webcast and voting electronically by submitting a ballot through the web portal during the extraordinary general meeting webcast or (b) by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card so that it is received no later than 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). By signing the proxy card and returning it, you are authorizing the individuals named on the proxy card to vote your shares at the extraordinary general meeting in the manner you indicate. If you hold your shares in “street name,” you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly voted and counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting virtually, and vote through the web portal, obtain a legal proxy from your broker, bank or nominee.

Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
Your broker, bank or nominee can vote your shares without receiving your instructions on “routine” proposals only. Your broker, bank or nominee cannot vote your shares with respect to “non-routine” proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

The Business Combination Proposal, the Merger Proposal and the Adjournment Proposal are non-routine proposals. Accordingly, your broker, bank or nominee may not vote your shares with respect to these proposals unless you provide voting instructions.
Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. Shareholders of record may send a later-dated, signed proxy card to COVA’s transfer agent at the address set forth below so that it is received no later than 48 hours before the time appointed for the holding of the extraordinary general meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting) or attend the extraordinary general meeting and vote in person, including virtually over the Internet by joining the live audio webcast and voting electronically during the extraordinary general meeting webcast. Shareholders of record also may revoke their proxy by sending a notice of revocation to COVA’s secretary, which must be received prior to the vote at the extraordinary general meeting. If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote. If you hold your shares in “street name” and wish to virtually attend the extraordinary general meeting and vote through the web portal, you must obtain a legal proxy from your broker, bank or nominee.
Q:
What constitutes a quorum for the extraordinary general meeting?

A:
A quorum is the minimum number of COVA Shares that must be present to hold a valid meeting. A quorum will be present at the COVA extraordinary general meeting if one or more shareholders holding a majority of the issued and outstanding COVA Shares entitled to vote at the meeting are represented at the extraordinary general meeting in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

Q:
What shareholder vote thresholds are required for the approval of each proposal brought before the extraordinary general meeting?

•
Business Combination Proposal — The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the COVA Articles, being the affirmative vote of shareholders holding a majority of the COVA Shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present. The Transactions will not be consummated if COVA has less than US$5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to or upon consummation of the Transactions.

•
Merger Proposal — The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the COVA Articles, being the affirmative vote of shareholders holding at least two thirds of the COVA Shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which quorum is present.

•
Adjournment Proposal — The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the COVA Articles, being the affirmative vote of shareholders holding a majority of the COVA Shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.

The COVA Public Shares and COVA Founder Shares are entitled to vote together as a single class on all matters to be considered at the extraordinary general meeting. Voting on all resolutions at the extraordinary general meeting will be conducted by way of a poll vote. Shareholders will have one vote for each COVA Share owned at the close of business on the record date.
Brokers are not entitled to vote on the Business Combination Proposal, the Merger Proposal or the Adjournment Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Q:
What happens if I fail to take any action with respect to the extraordinary general meeting?

A:
If you fail to take any action with respect to the extraordinary general meeting and fail to redeem your COVA Public Shares following the procedure described in this proxy statement/prospectus and the Business Combination is approved by the COVA shareholders and consummated, you will become a shareholder of ECARX.

If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will continue to be a shareholder of COVA, as applicable, and COVA will continue to search for another target business with which to complete an initial business combination. If COVA does not complete an initial business combination by February 9, 2023 (or such later date as may be approved by COVA’s shareholders in an amendment to the COVA Articles), COVA must cease all operations except for the purpose of winding up, redeem 100% of the outstanding COVA Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (net of taxes payable and less up to US$100,000 of interest to pay dissolution expenses) divided by the number of then-outstanding COVA Public Shares, and as promptly as reasonably possible following such redemption, subject to the approval of COVA’s remaining shareholders and its board of directors, dissolve and liquidate.
Q:
What should I do with my share certificates?

A:
Shareholders who do not elect to have their COVA Shares redeemed for a pro rata share of the Trust Account should wait for instructions from COVA’s transfer agent regarding what to do with their certificates.

COVA Public Shareholders who elect to exercise their redemption rights must either tender their share certificates (if any) to COVA’s transfer agent or deliver their COVA Public Shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, in each case no later than two (2) business days prior to the extraordinary general meeting as described above.
Q:
What should I do if I receive more than one set of voting materials?

A:
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your COVA Shares.

Q:
Who can help answer my questions?

A:
If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact COVA’s proxy solicitor at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers may call: (212) 269-5550
Shareholders may call toll free: (800) 347-4826
COVA@dfking.com
You may also obtain additional information about COVA from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a COVA Public Shareholder and you intend to seek redemption of your shares, you will need to either tender your share certificates (if any) to COVA’s transfer agent at the address below or deliver your COVA Public Shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, in each case at least two business days prior to the extraordinary general meeting. If you have questions regarding the certification of your position or delivery of your share certificates and redemption request, please contact:
Mark Zimkind
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this entire document carefully, including the Merger Agreement attached as Annex A to this proxy statement/prospectus. The Merger Agreement is the principal legal document that governs the Business Combination and the other transactions that shall be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “Proposal One — The Business Combination Proposal — The Merger Agreement.”
The Parties to the Business Combination
ECARX
ECARX is transforming vehicles into seamlessly integrated information, communications and transportation devices. It is shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. ECARX’s current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, ECARX is developing a full-stack automotive computing platform.
The mailing address of ECARX’s principal executive office is 16/F, Tower 2, China Eastern Airline Binjiang Center, 277 Longlan Road, Xuhui District, Shanghai 200041, People’s Republic of China, and its phone number is +86 (571) 8530-6757. ECARX’s corporate website address is https://www.ecarxgroup.com/. ECARX’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
COVA
COVA was incorporated for the purpose of effectuating a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. COVA was incorporated as a Cayman Islands exempted company on December 11, 2020.
COVA is affiliated with Crescent Cove Advisors LP (“Crescent Cove”), a San Francisco-based leading credit-focused investment firm with a track record of investing in high growth ventures within the technology, media and telecommunications (“TMT”) middle-market, differentiated by its speed and flexibility in solving complex financing needs for tech entrepreneurs.
The mailing address of COVA’s principal executive office is 1700 Montgomery Street, Suite 240, San Francisco, CA 94111, and its telephone number is (415) 800-2289.
Merger Sub 1
Ecarx Temp Limited (“Merger Sub 1”) is a newly formed Cayman Islands exempted company and a wholly owned subsidiary of ECARX. Merger Sub 1 was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for Merger Sub 1’s principal executive offices are the same as those for ECARX.
Merger Sub 2
Ecarx&Co. Limited (“Merger Sub 2”) is a newly formed Cayman Islands exempted company and a wholly owned subsidiary of ECARX. Merger Sub 2 was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for Merger Sub 2’s principal executive offices are the same as those for ECARX.

Corporate Structure of ECARX
ECARX commenced its operations in March 2017. ECARX Holdings Inc. is a Cayman Islands holding company that conducts its operations through its subsidiaries and its operations in China are currently conducted by its PRC subsidiaries.
Historically, ECARX conducted its operations in China through its PRC subsidiaries as well as through Hubei ECARX Technology Co., Ltd. (“Hubei ECARX”), its former consolidated variable interest entity (“VIE”) based in mainland China, with which ECARX, its subsidiary, and the nominee shareholders of Hubei ECARX entered into certain contractual arrangements (“VIE Agreements”). Laws, regulations, and rules in mainland China restrict and impose conditions on direct foreign investment in certain types of businesses, and ECARX operated certain businesses, including businesses that were subject to such restrictions and conditions in mainland China such as surveying and mapping services and ICP businesses, through Hubei ECARX. ECARX did not own equity interest in Hubei ECARX or its subsidiaries and relied on the VIE Agreements to control the business operations of Hubei ECARX and its subsidiaries. The VIE structure was adopted to enable ECARX to have power to direct activities of Hubei ECARX and to receive economic benefits from Hubei ECARX where the law in mainland China prohibits, restricts or imposes conditions on direct foreign investment in Hubei ECARX.
Since early 2022, ECARX has been implementing a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, ECARX, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement in April 2022, pursuant to which, the VIE Agreements were terminated with immediate effect; in addition, as agreed between ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”), a wholly-owned mainland China subsidiary of ECARX, and Hubei ECARX, (i) all of Hubei ECARX’s assets and related liabilities, contracts, intellectual properties and employees should be transferred to ECARX (Hubei) Tech and its subsidiaries, with certain exclusion which were inconsequential to ECARX’s operations in 2020 and 2021 and which ECARX believes will not subsequently have any material impact on its business operations or financial results, such as businesses and assets relating to surveying and mapping services, ICP businesses, and certain retained investments; (ii) all of Hubei ECARX’s businesses should be assumed and undertaken by ECARX (Hubei) Tech save for certain business activities that will continue to be undertaken by Hubei ECARX which were inconsequential to ECARX’s operations in 2020 and 2021 and which ECARX believes will not subsequently have any material impact on its business operations or financial results. As of the date of this proxy statement/prospectus, the Restructuring has been completed and ECARX does not have any VIE in China.
The following diagram illustrates ECARX’s corporate structure, including its principal and other subsidiaries as of the date of this proxy statement/prospectus.

ECARX Holdings Inc.
(Cayman Islands)
100%
Future Magic Capital Limited
(British Virgin Islands)
100%
ECARX Group Limited
(British Virgin Islands)
100%
Ecarx Temp Limited
(Cayman Islands)
100%
Ecarx&Co Limited
(Cayman Islands)
100%
Mobile & Magic Limited
(Hong Kong)
100%
ECARX Technology Limited
(Hong Kong)
100%
ECARX Limited
(United Kingdom)
100%
ECARX Europe AB
(Sweden)
Outside Mainland China
Mainland China
100%
ECARX (Wuhan) Technology Co., Ltd.
(亿咖通(武汉)科技有限公司)
100%
ECARX (Hubei) Tech Co., Ltd.
(亿咖通(湖北)技术有限公司)
100%
ECARX (Shanghai) Technology Co., Ltd
(亿咖通(上海)科技有限公司)
100%
ECARX (Shanghai) Tech Co., Ltd.
(亿咖通(上海)技术有限公司)
100%
ECARX (Beijing) Technology Co., Ltd.
(亿咖通(北京)科技有限公司)
100%
ECARX (Shanghai) Smart Tech Co., Ltd.
(亿咖通(上海)智能技术有限公司)

ECARX Holdings is not an operating company but a Cayman Islands holding company. ECARX Holdings conducts its operations through its subsidiaries and its operations in China are currently conducted by its PRC subsidiaries. The securities registered herein are securities of ECARX Holdings, not those of its operating companies. Therefore, investors in ECARX Holdings are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. This holding company structure involves unique risks to investors. As a holding company, ECARX Holdings may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of its subsidiaries to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder ECARX’s ability to conduct its business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could cause the value of ECARX’s securities to significantly decline or become worthless.
Cash Transfers and Dividend Distribution
Cash is transferred from ECARX Holdings to its subsidiaries through capital contributions, loans, and inter-company advances. In addition, cash may be transferred among subsidiaries of ECARX Holdings, through capital contributions, loans and settlement of transactions. Under ECARX’s cash management policy, the amount of inter-company transfer of funds is determined based on the working capital needs of the subsidiaries and inter-company transactions, and is subject to internal approval process and funding arrangements. ECARX Holdings’ management regularly reviews and monitors the cash flow forecast and working capital needs of its subsidiaries.
Advances and loans.   In 2020, ECARX Holdings made advances in the principal amount of US$15.0 million to a subsidiary and an intermediary holding company of the group, ECARX Technology Limited. In 2021 (i) ECARX Holdings made advances in the principal amount of US$478.5 million to ECARX Technology Limited and provided loans in the principal amount of US$11.0 million to its subsidiaries, and (ii) ECARX Technology Limited provided a loan in the principal amount of US$2.3 million to its subsidiary, ECARX Europe AB, and ECARX Technology Limited received US$2.4 million as repayment from ECARX Europe AB. For the six months ended June 30, 2022, (i) ECARX Holdings made advances in the principal amount of US$44.5 million to ECARX Technology Limited, and (ii) ECARX Holdings provided loans in the principal amount of US$3.0 million to ECARX Europe AB.

Capital contribution.   In 2021, ECARX Technology Limited made capital contribution of US$7.6 million, US$250.0 million, and US$75.0 million to its subsidiaries, ECARX Europe AB, ECARX (Wuhan) Technology Co., Ltd. and ECARX (Hubei) Tech Co., Ltd., respectively. In 2021, ECARX (Wuhan) Technology Co., Ltd., a subsidiary of ECARX Holdings, made capital contribution of RMB10.0 million to ECARX (Shanghai) Technology Co., Ltd., another subsidiary of ECARX Holdings. For the six months ended June 30, 2022, ECARX Technology Limited made capital contribution of US$8.6 million and US$25.0 million to its subsidiaries, ECARX Limited and ECARX (Hubei) Tech Co., Ltd.
Cash transfers involving Hubei ECARX, the former VIE.   In 2020, 2021 and for the six months ended June 30, 2022, Hubei ECARX received nil, RMB2.1 billion and RMB157 million in the form of loans from subsidiaries of ECARX Holdings, respectively. In 2020 and 2021, subsidiaries of Hubei ECARX made payments totaling US$0.7 million and US$1.7 million to ECARX Technology Limited relating to certain sales transactions. For the six months ended June 30, 2022, Hubei ECARX and ECARX Technology made payments totaling RMB36.1 million and US$2.2 million, respectively, to ECARX Europe AB relating to certain R&D expense.
ECARX Holdings, its subsidiaries, and Hubei ECARX have not declared or paid dividends or made any distributions as of the date of this proxy statement/prospectus. ECARX Holdings and its subsidiaries do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends in the future will be at the discretion of the ECARX board of directors.
ECARX and its mainland China subsidiaries are subject to various restrictions on inter-company fund transfers and foreign exchange control.
Dividends.   ECARX Holdings is a holding company and may rely on dividends and other distributions on equity paid by its mainland China subsidiaries for its cash and financing requirements. Restrictions on the ability of ECARX’s mainland China subsidiaries to pay dividends to an offshore entity primarily include: (i) the mainland China subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with accounting standards and regulations in mainland China; (ii) each of the mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the mainland China subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the mainland China subsidiary upon dividend remittance. Such restrictions could have a material and adverse effect on the ability if ECARX Holdings to distribute profits to its shareholders. Under Cayman Islands Law, while there are no exchange control regulations or currency restrictions, ECARX Holdings is also subject to certain restrictions under Cayman Islands law on dividend distribution to its shareholders, namely that it may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in ECARX being unable to pay its debts as they fall due in the ordinary course of business.
Capital expenses.   Approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, ECARX’s mainland China subsidiaries are required to obtain approval from the State Administration of Foreign Exchange, or SAFE, or complete certain registration process in order to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.
Shareholder loans and capital contributions.   ECARX’s subsidiaries may only access the proceeds from the Business Combination through loans or capital contributions from ECARX. Loans by ECARX to its mainland China subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from ECARX to its mainland China subsidiaries is required to be registered with the competent government authorities in China.

Arrangements with Respect to Certain Personal Data
In response to the PRC government authorities’ move to tighten the regulatory framework governing data security, cybersecurity and privacy, ECARX initiated an internal process in September 2021 to transfer the rights of its mainland China subsidiaries and of Hubei ECARX to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu. The transfer was completed in December 2021 and as of the date of this proxy statement/prospectus, ECARX’s mainland China subsidiaries do not have any right to access or process any personal data other than a limited amount of such data relating to the employees and business partners of ECARX and 4,000 to 5,000 vehicle identification numbers provided by OEMs in association with the provision of product repair and maintenance services by ECARX. ECARX has entered into a procurement framework agreement with Zhejiang Huanfu in January 2022 and concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to, in the place of ECARX, discharge ECARX’s outstanding obligations to provide certain data-related services to its customers.
Permission Required from the Authorities in Mainland China with Respect to the Operations of ECARX’s Mainland China Subsidiaries
ECARX conducts its operations in China through its PRC subsidiaries. Each of ECARX’s mainland China subsidiaries is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation and its local counterparts, or the SAMR. ECARX’s mainland China subsidiaries are also required to obtain, and have obtained, additional operating licenses and permits in connection with their operations, including but not limited to the model confirmation, compulsory product certifications for certain ECARX products, and network connection licenses for certain ECARX products. None of ECARX’s mainland China subsidiaries has been subject to any penalties or other disciplinary actions from any authority in mainland China for the failure to obtain or insufficiency of any approvals or permits in connection with the conduct of its business operations as of the date of this proxy statement/prospectus.
If (i) ECARX does not receive or maintain any permits or approvals required of it, (ii) ECARX inadvertently concluded that certain permits or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and ECARX becomes subject to the requirement of additional permits or approvals in the future, it may have to expend significant time and costs to procure them. If ECARX is unable to do so, on commercially reasonable terms, in a timely manner or otherwise, it may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and ECARX’s ability to conduct its business, invest into China as foreign investments or accept foreign investments, complete the Transactions, or list on a U.S. or other overseas exchange may be restricted, and its business, reputation, financial condition, and results of operations may be materially and adversely affected. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.”
Permission, Review and Filing Required from the Authorities in Mainland China Relating to the Transactions
The PRC government has recently sought to exert more control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. The revised Measures for Cybersecurity Review issued by Cyberspace Administration of China (the “CAC”) and several other administrations on December 28, 2021 (which took effect on

February 15, 2022) also requires that, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review. In addition, on November 14, 2021, the CAC released the Regulations on Network Data Security (Draft for Comments), which clarified that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and if a data processor that processes personal data of more than one million users intends to list overseas, it must apply for a cybersecurity review. In addition, data processors that are listed overseas must carry out an annual data security assessment. Nonetheless, there remain substantial uncertainties with respect to the interpretation and implementation of these rules and regulations.
Further, according to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), issued by the China Securities Regulatory Commission, or the CSRC, on December 24, 2021, collectively the Overseas Listing Rules, if a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of its assets through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). According to the draft Overseas Listing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) any material change to equity structure or a change of control of the issuer; and (iii) any material change to the offering and listing plan. The reporting entity shall also submit a report to the CSRC after the completion of the initial public offering and listing. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; and (iii) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer would necessitate a filing with the CSRC within three business days thereafter.
The draft Overseas Listing Rules was released for public comments only and there remain substantial uncertainties as to when and in what form would it be enacted, and also with respect to its interpretation and implementation once enacted. ECARX cannot predict the impact of the draft Overseas Listing Rules, if any, at this stage, and ECARX will closely monitor and assess the statutory developments in this regard. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the draft Overseas Listing Rules will apply to future offerings and listings, including initial public offerings of private PRC domestic companies and follow-on offerings by PRC domestic companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC domestic companies that are already listed overseas and will allow sufficient time for transition. Both the draft Overseas

Listing Rules and the Q&A, however, are silent on the requirements applicable to any offering or listing that commences prior to the enactment of the draft Overseas Listing Rules but the completion of which occurs after the draft Overseas Listing Rules becomes effective. If the Overseas Listing Rules is enacted in the current form before the Closing, it is possible that ECARX will be required to make a filing with the CSRC or to comply with other requirements under the draft Overseas Listing Rules in connection with the Transactions.
As of the date of this proxy statement/prospectus, ECARX has not been involved in any investigations on cybersecurity review initiated by the CAC and ECARX has not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, CSRC or any other PRC authorities. Based on the opinion of our mainland China legal counsel, Han Kun Law Offices, according to its interpretation of the currently in-effect mainland China laws and regulations, ECARX believes that, as of the date of this proxy statement/prospectus, the completion of the Transactions, including the issuance of its securities to foreign investors in connection with the Business Combination, does not require the application or completion of any cybersecurity review or any other permission or approval from government authorities in mainland China including the CSRC. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the draft Overseas Listing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. In other words, the application and completion of a cybersecurity review and other permissions and approvals from PRC government authorities, including the CSRC, may be required in connection with the Transactions.
If (i) ECARX does not receive or maintain any required permission, or fails to complete any required review or filing, (ii) ECARX inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for ECARX to obtain any permission, review or filing in the future, ECARX may have to expend significant time and costs to comply with these requirements. If ECARX is unable to do so, on commercially reasonable terms, in a timely manner or otherwise, it may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and ECARX’s ability to conduct its business, invest into China as foreign investments or accept foreign investments, complete the Transactions, or list on a U.S. or other overseas exchange may be restricted, and its business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, ECARX’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of ECARX’s securities may significantly decline and such securities may become worthless. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless,” and “Risk Factors — Risks Relating to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”
Recent Developments of ECARX
The following sets forth the unaudited selected consolidated financial data of ECARX as of and for the nine months ended September 30, 2022. This financial data is not a comprehensive statement of ECARX’s financial results as of and for the nine months ended September 30, 2022.
Revenues.   ECARX estimates that its revenues in the nine months ended September 30, 2022 reached approximately RMB2.0 billion, representing an increase of approximately 17.6% from RMB1.7 billion in the nine months ended September 30, 2021, primarily due to an increase in the demand for automotive computing platform, design and development service from OEM customers and Tier 1 partners, and in the sales of our newly launched Digital Cockpit platform (developed based on E03 Core Module and Snapdragon8155).
Cost of revenues.   ECARX estimates that its total cost of revenues in the nine months ended September 30, 2022 were approximately RMB1.5 billion, representing an increase of approximately 25.0% from RMB1.2 billion in the nine months ended September 30, 2021, primarily due to the increased cost of automotive computing platform design and development service and increased cost of outsourcing related to the connectivity service.
Total operating expenses.   ECARX estimates that its total operating expenses in the nine months ended September 30, 2022 were approximately RMB1.4 billion, representing an increase of approximately 16.7% from RMB1.2 billion in the nine months ended September 30, 2021, primarily due to the recognition of share-based compensation expenses as well as the increase of employee-related costs and professional services fees associated with our international expansion and compliance requirements.
Net loss.   ECARX estimates that its net loss in the nine months ended September 30, 2022 was approximately RMB802 million, representing a decrease of approximately 14.8% from RMB941 million in the nine months ended September 30, 2021.
Cash and restricted cash.   It is estimated that as of September 30, 2022 ECARX had cash and restricted cash of RMB281 million, compared with RMB901 million as of December 31, 2021. The movement was mainly a result of the fact that ECARX’s financing activities in the first nine months of 2022 were slower than those in 2021.
Accounts receivable.   It is estimated that as of September 30, 2022 ECARX had accounts receivable of RMB550 million, compared with RMB953 million as of December 31, 2021. The change was mainly due to its initiatives in 2022 to emphasize on-time and early collection and optimize customers’ speed to pay.
Notes receivable.   It is estimated that as of September 30, 2022 ECARX had notes receivable of RMB182 million, compared with RMB138 million as of December 31, 2021.
Prepayments and other current assets.   It is estimated that as of September 30, 2022 ECARX had prepayments and other current assets of RMB444 million, compared with RMB200 million as of December 31, 2021. The increase mainly related to the recognition of engineering contract cost of RMB183 million, which will be recovered through revenue from the OEM customers as long as the development services are delivered and customer acceptance forms are confirmed.
Contract liabilities.   It is estimated that as of September 30, 2022 ECARX had contract liabilities of RMB615 million, compared with RMB839 million as of December 31, 2021. The contract liabilities primarily related to upfront non-refundable payments from ECARX’s customers for the purchase of connectivity services. Amounts that are expected to be recognized as revenues within one-year are included as current contract liabilities with the remaining balance recognized as non-current contract liabilities. The decrease in the amounts of contract liabilities reflected the recognition of revenue for connectivity services rendered.
ECARX’s unaudited selected consolidated financial data set forth above is preliminary in nature and subject to changes. This financial data has not been audited, reviewed, compiled, or applied with any agreed-upon procedures. ECARX’s preliminary and unaudited selected consolidated financial data as of and for the nine months ended September 30, 2022 may not be indicative of its financial results for future interim periods or for the full year ended December 31, 2022. See “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this proxy statement/ prospectus for information regarding trends and other factors that may influence ECARX’s results of operations and for recent quarterly operating results.
The Business Combination Proposal
The COVA shareholders will vote on a separate proposal to approve and authorize the Merger Agreement and the transactions contemplated therein, including the Business Combination.

The Merger Agreement
On May 26, 2022, COVA, ECARX Holdings, Merger Sub 1 and Merger Sub 2 entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties to the Merger Agreement have agreed that (i) Merger Sub 1 will merge with and into COVA, with COVA being the surviving company and becoming a wholly-owned subsidiary of ECARX Holdings, and (ii) immediately following the consummation of the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving company and remaining a wholly-owned subsidiary of ECARX Holdings, and the shareholders of COVA becoming shareholders of ECARX Holdings. The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully, as it is the principal legal document that governs the Business Combination. Capitalized terms in this summary of the Merger Agreement not otherwise defined in this proxy statement/prospectus shall have the meanings ascribed to them in the Merger Agreement.
Pro Forma Capitalization
The pro forma equity valuation of ECARX Holdings upon consummation of the Transactions is estimated to be US$3.8 billion. It is estimated that, immediately after the Closing, (i) the existing shareholders of ECARX Holdings will own 87.7% of the issued and outstanding ECARX Ordinary Shares, (ii) COVA Public Shareholders will own 7.7% of the outstanding ECARX Ordinary Shares, and (iii) the Sponsor will own 1.9% of the outstanding ECARX Ordinary Shares, assuming (a) none of the COVA Public Shareholders exercise their redemption rights, (b) no COVA shareholder exercises its dissenters’ rights, (c) the Strategic Investments are fully funded at the Closing, (d) the Lotus Note is fully converted into ECARX Ordinary Shares at a conversion price of US$9.50 per share, and the principal amount of the Investor Notes is fully converted into ECARX Ordinary Shares at a conversion price of US$11.50 per share, and (e) 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization) are issued, and excluding the shares underlying COVA Public Warrants and COVA Private Warrants.
Merger Consideration
Pursuant to the Merger Agreement, on the Closing Date, immediately prior to the First Effective Time, (i) the Amended ECARX Articles shall be adopted and become effective; (ii) each of the preferred shares of ECARX Holdings that is issued and outstanding immediately prior to such time shall be re-designated and re-classified into one ordinary share of ECARX Holdings on a one-for-one basis; (iii) each of the issued and outstanding ordinary shares of ECARX Holdings shall be re-designated as one ECARX Class A Ordinary Share, ECARX Class B Ordinary Share or shares of such class or classes as the board of directors of ECARX Holdings may determine in accordance with the Amended ECARX Articles; and (iv) each authorized and issued ECARX Ordinary Share immediately following the Re-designation and prior to the First Effective Time shall be recapitalized by way of a repurchase in exchange for issuance of such number of ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares, in each case, equal to the Recapitalization Factor, such that each ECARX Ordinary Share will have a value of US$10.00 per share after giving effect to the Recapitalization.
Pursuant to the Merger Agreement, immediately prior to the First Effective Time, each COVA Founder Share will be automatically converted into one COVA Public Share in accordance with the terms of the COVA Articles and each COVA Founder Share shall no longer be outstanding and shall automatically be canceled, and each former holder of COVA Founder Shares shall thereafter cease to have any rights with respect to such shares and, after giving effect to the conversion, at the First Effective Time and as a result of the First Merger, each issued and outstanding COVA Public Share (including in connection with the Unit Separation) will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive one ECARX Class A Ordinary Share (after giving effect to the Capital Restructuring).
Pursuant to the Merger Agreement, immediately prior to the First Effective Time, the COVA Public Shares and the COVA Public Warrants comprising each issued and outstanding Unit, consisting of one COVA Public Share and one-half of one COVA Public Warrant, will be automatically separated and the holder thereof will be deemed to hold one COVA Public Share and one-half of one COVA Public Warrant

(the “Unit Separation”). No fractional COVA Public Warrants will be issued in connection with such separation such that if a holder of such Units would be entitled to receive a fractional COVA Public Warrant upon such separation, the number of COVA Public Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of COVA Public Warrants and no cash will be paid in lieu of such fractional Public Warrants. At the First Effective Time and as a result of the First Merger, each issued and outstanding COVA Warrant will automatically and irrevocably be assumed by ECARX Holdings and converted into a corresponding ECARX Warrant exercisable for ECARX Ordinary Shares.
Pursuant to the Merger Agreement, (i) each ordinary share, par value US$0.000005 per share, of Merger Sub 1, that is issued and outstanding immediately prior to the First Effective Time shall continue existing and constitute the only issued and outstanding share capital of Surviving Entity 1, (ii) each ordinary share of Surviving Entity 1 that is issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist without any payment therefor, and (iii) each ordinary share, par value US$0.000005 per share, of Merger Sub 2 immediately prior to the Second Effective Time shall remain outstanding and continue existing and constitute the only issued and outstanding share capital of Surviving Entity 2 and shall not be affected by the Second Merger.
Related Agreements
Strategic Investment Agreements
Concurrently with the execution of the Merger Agreement, the Strategic Investors and ECARX Holdings entered into certain Strategic Investment Agreements, pursuant to which the Strategic Investors will subscribe for and purchase ECARX Class A Ordinary Shares at US$10.00 per share for an aggregate investment amount of US$35,000,000. See “Agreements Entered Into in Connection with the Business Combination — Strategic Investment Agreements.”
Convertible Note Purchase Agreements
Prior to the execution of the Merger Agreement, ECARX Holdings entered into a convertible note purchase agreement with Lotus Technology Inc., a related party of ECARX Holdings, pursuant to which ECARX Holdings agreed to issue US$10 million aggregate principal amount of unsecured convertible note (the “Lotus Note”) due to mature on May 12, 2023 (the “Lotus Note Maturity Date”). The Lotus Note was issued to Lotus Technology Inc. on May 13, 2022. If the consummation of the Business Combination occurs prior the Lotus Note Maturity Date, the Lotus Note will be automatically converted into fully paid and non-assessable ECARX Class A Ordinary Shares at a conversion price (the “Lotus Note Conversion Price”) at a conversion price equal to 95% of the lesser of (A) US$10.00, and (B) the lowest per share price at which any ECARX Class A Ordinary Shares are issued in connection with PIPE investments, if any, subject to adjustment pursuant to the terms of the Lotus Note. The Lotus Note bears interest at a rate of 5% per annum until and including the Lotus Note Maturity Date if and only if no Business Combination or an initial public offering is consummated on or prior to the Lotus Note Maturity Date and the holder of the Lotus Note elects to request ECARX Holdings to repay the Lotus Note in full.
On October 25, 2022, ECARX Holdings entered into a convertible note purchase agreement (the “Investor Note Purchase Agreement”) with certain institutional investors, pursuant to which ECARX Holdings agreed to issue and sell US$65 million aggregate principal amount of unsecured convertible notes (the “Investor Notes”, each an “Investor Note”) due to mature on November 8, 2025 (the “Investor Note Maturity Date”). The Investor Notes bear interest at a rate of 5% per annum. If the consummation of the Business Combination occurs prior to the Investor Note Maturity Date, each holder of an Investor Note has the right from time to time to convert all or any portion of the Investor Notes into fully paid and non-assessable ECARX Class A Ordinary Shares at a conversion price equal to $11.50 per share, subject to customary adjustments and certain limitations on the conversion right as described in the Investor Note. See “Agreements Entered Into in Connection with the Business Combination — Convertible Note Purchase Agreements.”

Sponsor Support Agreement
Concurrently with the execution and delivery of the Merger Agreement, ECARX Holdings, COVA and the Sponsor have entered into the Sponsor Support Agreement and Deed (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor agreed to, among other things and subject to the terms and conditions set forth therein, (i) vote in favor of the Merger Agreement and the Transaction Proposals, and (ii) for a period after the Closing specified therein, not to transfer ECARX Ordinary Shares, ECARX Warrants, and ECARX Class A Ordinary Shares received upon the exercise of any ECARX Warrants, if any, subject to certain exceptions. See “Agreements Entered Into in Connection with the Business Combination — Sponsor Support Agreement.”
ECARX Shareholder Support Agreement
Concurrently with the execution of the Merger Agreement, ECARX Holdings, COVA and certain ECARX shareholders have entered into the ECARX Shareholder Support Agreement and Deed (the “ECARX Shareholder Support Agreement”), pursuant to which certain ECARX shareholders have agreed, among other things: (a) to vote in favor of the Transactions, and (b) for a period after the Closing specified therein, not to transfer any ECARX Ordinary Shares held by such shareholder, subject to certain exceptions. See “Agreements Entered Into in Connection with the Business Combination — ECARX Shareholder Support Agreement.”
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, ECARX Holdings, the Sponsor and certain shareholders of ECARX will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), which provides for the customary registration rights of the Sponsor and other parties thereto, including certain shareholders of ECARX. See the section of this proxy statement/prospectus titled “Agreements Entered into in Connection with the Business Combination — Registration Rights Agreement.”
Assignment, Assumption and Amendment Agreement
The Merger Agreement contemplates that, at the Closing, ECARX Holdings, COVA and Continental Stock Transfer & Trust Company (“Continental”) will enter into the Assignment, Assumption and Amendment Agreement, pursuant to which COVA Warrants will be assumed by ECARX Holdings. See the section of this proxy statement/prospectus titled “Agreements Entered into in Connection with the Business Combination —  Assignment, Assumption and Amendment Agreement.”
The Merger Proposal
The COVA shareholders will vote on a separate proposal to authorize the plan of merger for the First Merger (the “First Plan of Merger”). The plan of merger for the Second Merger (the “Second Plan of Merger”) will be approved by ECARX Holdings as the sole shareholder of both Surviving Entity 2 and Merger Sub II following the First Effective Time.
The Adjournment Proposal
In the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting, the chairman presiding over the extraordinary general meeting may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary.
Date, Time and Place of Extraordinary General Meeting of COVA’s Shareholders
The extraordinary general meeting will be held at 9:00 a.m., Eastern time, on December 14, 2022, at the offices of Walkers at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands and via live webcast at www.virtualshareholdermeeting.com/COVAU2022SM, or such other date, time and place to which such meeting may be adjourned, to consider and vote upon the proposals.

Voting Power; Record Date
COVA shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned COVA Shares at the close of business on November 8, 2022, which is the record date for the extraordinary general meeting. COVA shareholders will have one vote for each COVA Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 37,500,000 COVA Shares outstanding, of which 30,000,000 were COVA Public Shares with the rest being held by the Sponsor.
Redemption Rights
Pursuant to the COVA Articles, COVA Public Shareholders, excluding the Sponsor and COVA’s officers and directors, may demand that COVA convert their COVA Public Shares into cash if the Business Combination is consummated; provided that COVA may not consummate the Business Combination if it has less than US$5,000,001 of net tangible assets either immediately prior to or upon consummation of the Business Combination. COVA Public Shareholders will be entitled to receive cash for these shares only if they deliver their share certificates (if any) and other redemption forms to COVA’s transfer agent no later than two business days prior to the extraordinary general meeting. COVA Public Shareholders do not need to affirmatively vote on the Business Combination Proposal or be a holder of such COVA Public Shares as of the record date to exercise redemption rights. If the Business Combination is not consummated, these shares will not be converted into cash. If a COVA Public Shareholder properly demands conversion, delivers his, her or its share certificates (if any) and other redemption forms to COVA’s transfer agent as described above, and the Business Combination is consummated, COVA will convert each COVA Public Share into a full pro rata portion of the Trust Account, calculated as of two business days prior to the date of the extraordinary general meeting. It is anticipated that this would amount to approximately US$10 per share. If a COVA Public Shareholder exercises his, her or its redemption rights, then it will be exchanging its COVA Public Shares for cash and will not become a shareholder of ECARX. See the section of this proxy statement/prospectus titled “Extraordinary General Meeting of COVA Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to convert your shares into cash.
If COVA Shareholders fail to take any action with respect to the extraordinary general meeting and fail to redeem their COVA Public Shares following the procedure described in this proxy statement/prospectus and the Business Combination is approved by the COVA shareholders and consummated, such COVA Shareholders will become shareholders of ECARX.
The following table presents the anticipated share ownership of various holders of ECARX Ordinary Shares after the completion of the Business Combination after considering the impact of the Recapitalization, based on the assumption that no additional equity securities of ECARX will be issued at or prior to Closing except to the Strategic Investors, and that there are no Dissenting COVA Shareholders, under the following redemption scenarios:
•
Assuming No Redemption: This presentation assumes that no COVA Shareholder exercises redemption rights with respect to their COVA Public Shares.

•
Assuming 25% Redemption: This presentation assumes that COVA Public Shareholders holding 7,500,000 COVA Public Shares will exercise their redemption rights.

•
Assuming 50% Redemption: This presentation assumes that COVA Public Shareholders holding 15,000,000 COVA Public Shares will exercise their redemption rights.

•
Assuming 75% Redemption: This presentation assumes that COVA Public Shareholders holding 22,500,000 COVA Public Shares will exercise their redemption rights.

•
Assuming Maximum Redemption: This presentation assumes that COVA Public Shareholders holding 30,000,000 COVA Public Shares will exercise their redemption rights. This presentation does not take into account the Minimum Available Cash Condition.

	Assuming No Redemption(1)		Assuming 25% Redemption(1)(2)		Assuming 50% Redemption(1)(3)		Assuming 75% Redemption(1)(4)		Assuming Maximum Redemption(1)(5)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
ECARX Ordinary Shares:
Existing COVA Shareholders (excluding the Sponsor)	30,000,000	8.2	22,500,000	6.3	15,000,000	4.3	7,500,000	2.2	—	—
The Sponsor(6)	7,500,000	2.1	7,500,000	2.1	5,250,000	1.5	5,250,000	1.5	5,250,000	1.6
Existing ECARX Shareholders(7)	323,382,409	88.4	323,382,409	90.3	323,382,409	92.9	323,382,409	95.0	323,382,409	97.1
Strategic Investors(8)	3,500,000	1.0	3,500,000	1.0	3,500,000	1.0	3,500,000	1.0	3,500,000	1.1
Shares underlying the Lotus Note(9)	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3
Total ECARX Ordinary Shares Outstanding at Closing	365,435,041	100.0	357,935,041	100.0	348,185,041	100.0	340,685,041	100.0	333,185,041	100.0
Per Share Pro Forma Equity Value of ECARX Ordinary Shares outstanding at Closing(10)	10.00		10.00		10.00		10.00		10.00

(1)
The share amounts and ownership and voting power percentages set forth above do not take into account COVA Public Warrants and COVA Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire ECARX Ordinary Shares. The COVA Public Warrants represent 15,000,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment. The COVA Private Warrants represent (i) 8,872,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment and (ii) 1,000,000 warrants underlying the Second Promissory Note that the Sponsor has the option, but not the obligation, to convert, in whole or in part, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant upon the consummation of the Business Combination. In connection with the Business Combination, COVA Public Warrants and COVA Private Warrants will be automatically and irrevocably assumed by ECARX Holdings and converted into ECARX Warrants each entitling its holder to purchase one ECARX Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment.

(2)
This scenario assumes that 7,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(3)
This scenario assumes that 15,000,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(4)
This scenario assumes that 22,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(5)
This scenario assumes that 30,000,000 shares of COVA Shares are redeemed by the COVA Shareholders. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 (after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares) upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). Unless ECARX Holdings elects to waive the US$100,000,000 Minimum Available Cash Condition, the Maximum Redemption Scenario cannot occur.

(6)
Pursuant to the Sponsor Support Agreement, up to 30% of the 7,500,000 COVA Founder Shares are subject to forfeiture as described therein.

(7)
Excluding 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization).

(8)
Representing the aggregate of 3,500,000 ECARX Class A Ordinary Shares to be issued to Geely Investment Holding Ltd. and Luminar Technologies, Inc. at US$10.00 per share for an aggregate investment amount of US$35,000,000. See “Agreements Entered into in Connection with the Business Combination — Strategic Investment Agreements” for additional details.

(9)
Representing ECARX Class A Ordinary Shares underlying the Lotus Note, which, if the Closing occurs prior to the Lotus Note Maturity Date, shall be automatically converted into fully paid and non-assessable ECARX Class A Ordinary Shares at the Lotus Note Conversion Price. For purposes of this table, it is assumed that the Lotus Note Conversion Price is US$9.50 per share. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.

(10)
In each redemption scenario, the per share pro forma equity value of ECARX Ordinary Shares will be US$10.00 at Closing in accordance with the terms of the Merger Agreement.

However, if the actual facts are different than the assumptions laid out above, the anticipated share ownership of various holders of ECARX Ordinary Shares after the completion of the Business Combination will be different. ECARX shareholders would experience dilution to the extent ECARX Holdings issues additional shares after Closing. In addition, the table above excludes certain potential sources of dilution, namely, 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization) and ECARX Ordinary Shares underlying the Investor Notes. The following table presents the anticipated share ownership of various holders of ECARX

Ordinary Shares after the completion of the Business Combination after considering the impact of the Recapitalization assuming (i) the issuance of 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization), and the issuance of ECARX Ordinary Shares underlying the Investor Notes, (ii) no other additional equity securities of ECARX will be issued at or prior to Closing, and (iii) there are no Dissenting COVA Shareholders, under the following redemption scenarios:
	Assuming No Redemption		Assuming 25% Redemption(1)		Assuming 50% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Total ECARX Ordinary Shares Outstanding at Closing not reflecting potential sources of dilution(5)	365,435,041	88.6	357,935,041	88.4	348,185,041	88.1	340,685,041	87.8	333,185,041	87.6
Potential sources of dilution:
Shares underlying COVA Public Warrants	15,000,000	3.6	15,000,000	3.7	15,000,000	3.8	15,000,000	3.9	15,000,000	3.9
Shares underlying COVA Private Warrants	9,872,000	2.4	9,872,000	2.4	9,872,000	2.5	9,872,000	2.5	9,872,000	2.6
Shares underlying granted options	16,617,591	4.0	16,617,591	4.1	16,617,591	4.2	16,617,591	4.3	16,617,591	4.4
Shares underlying the Investor Notes(6)	5,652,174	1.4	5,652,174	1.4	5,652,174	1.4	5,652,174	1.5	5,652,174	1.5
Total ECARX Ordinary Shares outstanding at Closing (including shares underlying COVA Public Warrants, COVA Private Warrants, granted option shares and shares underlying the Investor Notes)	412,576,806	100.0	405,076,806	100.0	395,326,806	100.0	387,826,806	100.0	380,326,806	100.0
Holders of ECARX Ordinary Shares reflecting potential sources of dilution:
Existing COVA Shareholders (excluding the Sponsor)(7)	45,000,000	10.9	37,500,000	9.3	30,000,000	7.6	22,500,000	5.8	15,000,000	3.9
The Sponsor(8)	17,372,000	4.2	17,372,000	4.3	15,122,000	3.8	15,122,000	3.9	15,122,000	4.0
Existing ECARX Shareholders(9)	340,000,000	82.4	340,000,000	83.9	340,000,000	86.0	340,000,000	87.7	340,000,000	89.4
Holder of the Lotus Note(10)	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3
Holders of the Investor Notes	5,652,174	1.4	5,652,174	1.4	5,652,174	1.4	5,652,174	1.5	5,652,174	1.5
Strategic Investors(11)	3,500,000	0.8	3,500,000	0.9	3,500,000	0.9	3,500,000	0.9	3,500,000	0.9
Per Share Pro Forma Equity Value of ECARX Ordinary Shares outstanding at Closing(12)	10.00		10.00		10.00		10.00		10.00

(1)
This scenario assumes that 7,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(2)
This scenario assumes that 15,000,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(3)
This scenario assumes that 22,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(4)
This scenario assumes that 30,000,000 shares of COVA Shares are redeemed by the COVA Shareholders. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 (after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares) upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). Unless ECARX Holdings elects to waive the US$100,000,000 Minimum Available Cash Condition, the Maximum Redemption Scenario cannot occur.

(5)
Does not include COVA Public Warrants and COVA Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire ECARX Ordinary Shares. The COVA Public Warrants represent 15,000,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment. The COVA Private Warrants represent (i) 8,872,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment and (ii) 1,000,000 warrants underlying the Second Promissory Note that the Sponsor has the option, but not the obligation, to convert, in whole or in part, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant upon the consummation of the Business Combination. In connection with the Business Combination, COVA Public Warrants and COVA Private Warrants will be automatically and irrevocably assumed by ECARX Holdings and converted into ECARX Warrants each entitling its holder to purchase one ECARX Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment.
(6)
Representing ECARX Class A Ordinary Shares underlying the Investor Notes, which are convertible into fully paid and non-assessable ECARX Class A Ordinary Shares at the option of each holder thereof from time to time at a conversion price equal to $11.50 per share, subject to certain customary anti-dilution adjustments and certain limitations on the conversion right as described in the Investor Note, if the consummation of the Business Combination occurs prior to the Investor Note Maturity Date. For purposes of this table, it is assumed that the principal amount of US$65 million of the Investor Notes will be converted into ECARX Class A Ordinary Shares in full. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.

(7)
Includes 15,000,000 shares underlying COVA Public Warrants.

(8)
Includes 9,872,000 shares underlying COVA Private Warrants. Pursuant to the Sponsor Support Agreement, up to 30% of the 7,500,000 COVA Founder Shares are subject to forfeiture as described therein.

(9)
Includes 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization).

(10)
Representing ECARX Class A Ordinary Shares underlying the Lotus Note, which, if the Closing occurs prior to the Lotus Note Maturity Date, shall be automatically converted into fully paid and non-assessable ECARX Class A Ordinary Shares at the Lotus Note Conversion Price. For purposes of this table, it is assumed that the Lotus Note Conversion Price is US$9.50 per share. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.

(11)
Representing the aggregate of 3,500,000 ECARX Class A Ordinary Shares to be issued to Geely Investment Holding Ltd. and Luminar Technologies, Inc. at US$10.00 per share for an aggregate investment amount of US$35,000,000. See “Agreements Entered into in Connection with the Business Combination — Strategic Investment Agreements” for additional details.

(12)
In each redemption scenario, the per share pro forma equity value of ECARX Ordinary Shares will be US$10.00 at Closing in accordance with the terms of the Merger Agreement.

This information should be read together with the pro forma combined financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Appraisal Rights
The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and the COVA board of directors has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares.
Holders of COVA Shares have appraisal rights in connection with the Business Combination under the Cayman Companies Act. COVA Public Shareholders are entitled to give notice to COVA prior to the meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for his, her or its COVA Shares if they follow the procedures set out in the Cayman Companies Act.
In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent, including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his, her or its shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached.
COVA Public Shareholders who elect to exercise appraisal rights will lose their right to exercise their redemption rights as described herein.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. COVA has engaged D.F. King to assist in the solicitation of proxies. COVA will pay to D.F. King a fee of US$25,000, plus disbursements.
If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder may also change its vote by submitting a later-dated proxy as described herein in the section “Extraordinary General Meeting of COVA Shareholders”.
The COVA Board of Directors’ Reasons for the Approval of the Business Combination
COVA’s board of directors, in evaluating the Business Combination, consulted with COVA’s management and financial and legal advisors. In reaching its unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of COVA and its shareholders and (ii) to recommend that the shareholders adopt the Merger Agreement and approve the Business Combination and the transactions contemplated thereby, COVA’s board of directors considered a range of factors, including, but not limited to, the factors discussed in the section referenced below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, COVA’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. COVA’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of COVA’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” and “Industry and Market Data.” In approving the Business Combination, COVA’s board of directors determined not to obtain a fairness opinion. The officers and directors of COVA have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background and sector expertise enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, COVA’s officers and directors have substantial experience with financial investments and mergers and acquisitions.
COVA’s board of directors considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby. COVA’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination.
COVA’s board of directors concluded that the potential benefits that it expected COVA and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, COVA’s board of directors unanimously determined that the Merger Agreement and the Business Combination contemplated therein were advisable, fair to and in the best interests of COVA and its shareholders. See the section of this proxy statement/prospectus titled “Proposal One — The Business Combination Proposal — COVA Board of Directors’ Reasons for the Business Combination.”
Interests of COVA’s Directors and Officers in the Business Combination
In considering the recommendation of COVA’s board of directors to vote in favor of approval of the Business Combination Proposal and the Merger Proposal, shareholders should keep in mind that the Sponsor and COVA’s directors and officers have interests in such proposals that are different from, or in addition to, those of COVA’s shareholders generally. If COVA does not complete the Business Combination with ECARX or another business combination by February 9, 2023 (or such later date as may be approved by COVA’s shareholders in an amendment to the COVA Articles), COVA must redeem 100% of the outstanding COVA Public Shares and liquidate and dissolve. As a result, and given the Sponsor’s interests in the Business Combination, the Sponsor may be incentivized to complete a business combination with a less favorable combination partner or on terms less favorable to COVA Public Shareholders rather than fail to complete a business combination and be forced to liquidate and dissolve COVA. In particular:
•
If the Business Combination with ECARX or another business combination is not consummated by February 9, 2023 (or such later date as may be approved by COVA’s shareholders in an amendment to the COVA Articles), COVA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding COVA Public Shares for cash and, subject to the approval of its remaining shareholders and COVA’s board of directors, dissolving and liquidating. In such event, the COVA Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of US$25,000 prior to the IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Business Combination is consummated, each outstanding COVA Founder Share will be converted into one ECARX Ordinary Share, subject to adjustment described herein.

•
If COVA is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by COVA for services rendered to, or contracted for or for products sold to COVA. If COVA consummates a business combination, on the other hand, COVA will be liable for all such claims.

•
The Sponsor acquired the COVA Founder Shares, which will be converted into ECARX Ordinary Shares in connection with the Business Combination, for an aggregate purchase price of US$25,000 prior to the IPO. Based on the closing price of COVA’s Public Shares of US$10.01 on Nasdaq on November 8, 2022, the record date for the extraordinary general meeting, the COVA Founder Shares, if unrestricted and freely tradable, would be valued at US$75,075,000.

•
The Sponsor acquired the COVA Private Warrants, which will be converted into ECARX Warrants in connection with the Business Combination, for an aggregate purchase price of US$8.9 million in the IPO. Based on the closing price of COVA’s Public Warrants of US$0.0347 on Nasdaq on November 8, 2022, the record date for the extraordinary general meeting, the COVA Private Warrants would be valued at approximately US$307,858.

•
As a result of the prices at which the Sponsor acquired the COVA Founder Shares and the COVA Private Warrants, and their current value, the Sponsor could make a substantial profit after the completion of the Business Combination even if COVA Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their COVA Public Shares.

•
The Sponsor and COVA’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on COVA’s behalf, such as identifying and investigating possible business targets and business combinations. However, if COVA fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, COVA may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by February 9, 2023 (or such later date as may be approved by COVA’s shareholders in an amendment to the COVA Articles). As of the record date, the Sponsor and COVA’s officers and directors and their affiliates had incurred no unpaid reimbursable expenses.

•
If COVA is unable to complete a business combination within the required time period, the aggregate dollar amount as of the record date of non-reimbursable funds would be approximately US$75,382,858, reflecting the market value of COVA Founder Shares, the market value of COVA Private Warrants and out-of-pocket unpaid reimbursable expenses.

•
COVA has provisions in the COVA Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that COVA’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to COVA. The potential conflict of interest relating to the waiver of the corporate opportunities doctrine in the COVA Articles did not impact its search for an acquisition target and COVA was not prevented from reviewing any opportunities as a result of such waiver.

•
The Merger Agreement provides for the continued indemnification of COVA’s current directors and officers and the continuation of directors and officers liability insurance covering COVA’s current directors and officers.

•
COVA’s Sponsor, affiliates of the Sponsor, officers and directors may make loans from time to time to COVA to fund certain capital requirements. On September 28, 2020, the Sponsor agreed to loan COVA an aggregate of up to US$300,000 to cover expenses related to the IPO pursuant to a promissory note that was repaid in full on January 22, 2021. On May 26, 2022, COVA issued another unsecured promissory note to the Sponsor, pursuant to which COVA may borrow up to an aggregate principal amount of US$2,000,000. The Second Promissory Note is non-interest bearing and payable upon the consummation of a business combination. Upon consummation of a business combination, the Sponsor shall have the option, but not the obligation, to convert up to US$1,000,000 of the principal balance of the promissory note, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant. Additional loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to COVA outside of the Trust Account.

•
COVA entered into an agreement, commencing on the date its securities were first listed on Nasdaq and through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of US$10,000 for office space, utilities, secretarial and administrative services.

Recommendation to COVA Shareholders
COVA’s board of directors has determined that each of the proposals outlined herein is fair to and in the best interests of COVA and its shareholders and recommended that COVA shareholders vote “FOR” the Business Combination proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal, if presented.
Emerging Growth Company
Each of COVA and ECARX is, and consequently, following the Business Combination, the combined company will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the combined company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the combined company’s securities less attractive as a result, there may be a less active trading market for the combined company’s securities and the prices of the combined company’s securities may be more volatile.
The combined company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the IPO, (b) in which ECARX has total annual gross revenue of at least US$1.235 billion, or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of the combined company’s common equity that is held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the combined company has issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
Foreign Private Issuer
ECARX is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, ECARX is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, ECARX is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. As a result, ECARX’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, ECARX is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.
Certain Material U.S. Federal Income Tax Considerations
For a description of certain material U.S. federal income tax consequences of the Business Combination, the exercise of redemption rights in respect of COVA Public Shares and the ownership and disposition of ECARX Ordinary Shares, please see “Material Tax Considerations.”
Anticipated Accounting Treatment
ECARX prepares its consolidated financial statements in accordance with U.S. GAAP. In determining the accounting treatment of the Mergers, management has evaluated all pertinent facts and circumstances, including whether COVA, which is a special purpose acquisition company, meets the definition of a business. COVA has raised significant capital through the issuance of shares and warrants and was formed to effect a merger, capital, share exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses. Although COVA has substantial activities related to its formation, capital raise and search for is a business combination, it does not meet the definition of a business.
The determination of the accounting acquirer in a business combination considers many factors, including the relative voting rights in the combined company after the business combination, the existence of a large minority interest in the combined company if no other owner or organized group of owners has a significant voting interest, the composition of the governing body of the combined company, the composition of the senior management of the combined company, the terms of the exchange of equity securities, the relative size of the combining companies and which of the combining companies initiated the combination. There is no hierarchical guidance on determining the accounting acquirer in a business combination effected through an exchange of equity interests.
ECARX has determined that it is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. The purpose of the Mergers was to assist ECARX with the refinancing and recapitalization of its business. ECARX is the larger of the two entities and is the operating company within the combining companies. ECARX will have control of the board as it will hold a majority of the seats on the board of directors with COVA only taking two seats in the board members after the Mergers. ECARX’s senior management will be continuing as senior management of the combined company. In addition, a larger portion of the voting rights in the combined entity will be held by existing ECARX’s shareholders.
As ECARX was determined to be the acquirer for accounting purposes, the accounting for the transaction will be similar to that of a capital infusion as the only significant pre-combination asset of COVA is the cash in the Trust Account. No intangibles or goodwill will arise through the accounting for the transaction. The accounting is the equivalent of ECARX issuing shares of common stock and warrants for the net monetary assets of COVA.

Comparison of Rights of Shareholders of COVA and Shareholders of ECARX
See the section of this proxy statement/prospectus entitled “Comparison of Corporate Governance and Shareholder Rights.”
Summary Risk Factors
You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 70. Such risks include, but are not limited to:
Risks Relating to ECARX’s Business and Industry
•
ECARX has a limited operating history and face significant challenges in a fast-developing industry.

•
If ECARX’s solutions do not appropriately address the evolution of the automotive industry or automotive intelligence technologies, its business could be adversely affected.

•
Changes in automobile sales and market demand can adversely affect ECARX’s business.

•
Disruptions in the supply of components or the underlying raw materials used in ECARX’s products may materially and adversely affect ECARX’s business and profitability.

•
A reduction in the market share or changes in the product mix offered by ECARX’s customers could materially and adversely affect ECARX’s business, financial condition, and results of operations.

•
The automotive intelligence industry is highly competitive, and ECARX may not be successful in competing in this industry.

•
ECARX has had negative net cash flows from operations in the past and has not been profitable, which may continue in the future.

•
ECARX currently has a concentrated customer base with a limited number of key customers, particularly including certain related parties of ECARX such as Geely Holding’s subsidiaries. The loss of one or more of ECARX’s key customers, or a failure to renew ECARX’s agreements with one or more of its key customers, could adversely affect ECARX’s results of operations and ability to market our products and services.

•
ECARX is subject to risks and uncertainties associated with international operations, which may harm our business.

•
ECARX’s automotive intelligence technologies and related hardware and software could have defects, errors, or bugs, undetected or otherwise, which could create safety issues, reduce market adoption, damage its reputation with current or prospective customers, or expose us to product liability and other claims that could materially and adversely affect its business, financial condition, and results of operations.

•
ECARX relies on its business partners and other industry participants. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in ECARX’s cooperation with its business partners could harm its business.

•
The COVID-19 pandemic continues to impact ECARX’s business and could materially and adversely affect ECARX’s financial condition and results of operations.

Risks Relating to Doing Business in China
ECARX also faces various legal and operational risks associated with doing business in China, which could result in a material change to the operations of ECARX in China following the Business Combination, cause the value of ECARX’s securities to significantly decline or become worthless, and significantly limit or completely hinder its ability to accept foreign investments and offer or continue to offer securities to foreign investors. These risks include, but are not limited to:

•
The PRC government has significant oversight and discretion over ECARX’s business operations, and it may influence or intervene in ECARX’s operations as part of its efforts to enforce PRC law, which could result in a material adverse change in ECARX’s operations and the value of ECARX’s securities. See “Risk Factors — Risks Relating to Doing Business in China —The PRC government has significant oversight and discretion over our business operations, and it may influence or intervene in our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities” beginning on page 84.

•
Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and to ECARX, hinder ECARX’s ability and the ability of any holder of its securities to offer or continue to offer such securities, result in a material adverse change to ECARX’s business operations, and damage ECARX’s reputation, which would materially and adversely affect ECARX’s financial condition and results of operations and cause ECARX’s securities to significantly decline in value or become worthless. See “Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless” beginning on page 85.

•
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, ECARX cannot predict whether or when it will be able to obtain such approval or complete such filing, and even if it obtains such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject ECARX to sanctions imposed by the CSRC or other PRC government authorities. See “Risk Factors — Risks Relating to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities” beginning on page 86.

•
The PCAOB is currently unable to inspect ECARX’s auditor in relation to their audit work performed for ECARX’s financial statements and the inability of the PCAOB to conduct inspections over ECARX’s auditor deprives ECARX’s investors with the benefits of such inspections. See “Risk Factors — Risks Relating to Doing Business in China — The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” beginning on page 89.

•
Assuming the Business Combination is consummated in 2022, ECARX’s securities will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2024 if proposed changes to the law are enacted. The delisting of ECARX’s securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Risks Relating to Doing Business in China — Assuming the Business Combination is consummated in 2022, our securities will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2024 if proposed changes to the law are enacted. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment” beginning on page 89.

Risks Relating to Government Regulation
•
ECARX’s business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any privacy or data security breach or any failure to comply with these laws and regulations could damage ECARX’s reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, or otherwise harm ECARX’s business and results of operations.
•
ECARX may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject ECARX to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect ECARX’s business, results of operations, financial condition, and reputation.

•
ECARX plans to expand its business and operations internationally to various jurisdictions in which ECARX does not currently operate and where ECARX has limited operating experience, all of which exposes ECARX to business, regulatory, political, operational and financial risk.

Risks Relating to Intellectual Property and Legal Proceedings
•
ECARX may need to defend itself against intellectual property right infringement claims, which may be time-consuming and would cause ECARX to incur substantial costs.

•
ECARX may not be able to prevent others from unauthorized use of its intellectual property, which could harm ECARX’s business and competitive position.

•
As ECARX’s patents may expire and may not be extended, its patent applications may not be granted, and its patent rights may be contested, circumvented, invalidated, or limited in scope, ECARX’s patent rights may not protect it effectively. In particular, ECARX may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect its business, financial condition, and results of operations.

For additional detail on these and other risks, see “Risk Factors” starting on page 70 of this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF ECARX
The following tables present the selected consolidated financial data of ECARX. ECARX prepares its consolidated financial statements in accordance with U.S. GAAP. Except for numbers in U.S. dollars, the selected consolidated statements of comprehensive loss data for the years ended December 31, 2020 and 2021 and for the six months ended June 30, 2021 and 2022, the selected consolidated balance sheet data as of December 31, 2020 and 2021 and June 30, 2022, and the selected consolidated statement of cash flows data for the years ended December 31, 2020 and 2021 and for the six months ended June 30, 2021 and 2022 have been derived from ECARX’s audited consolidated financial statements for the years ended December 31, 2020 and 2021 and unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and 2022, which are included elsewhere in this proxy statement/prospectus. ECARX’s historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.
Selected Consolidated Statements of Comprehensive Loss Data
	Year ended December 31,			Six months ended June 30,
	2020	2021		2021	2022
	(in thousands except share and per share data)
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Sales of goods revenues (including related parties amounts of RMB1,275,777 and RMB1,466,340 for the years ended December 31, 2020 and 2021, and RMB597,777 and RMB613,655 for the six months ended June 30, 2021 and 2022, respectively)	1,678,234	1,983,817	296,176	802,679	858,080	128,108
Software license revenues (including related parties amounts of RMB18,168 and RMB24,788 for the years ended December 31, 2020 and 2021, and RMB10,791 and RMB15,481 for the six months ended June 30, 2021 and 2022, respectively)	71,297	261,265	39,006	162,303	78,995	11,794
Service revenues (including related parties amounts of RMB444,709 and RMB532,625 for the years ended December 31, 2020 and 2021, and RMB114,054 and RMB375,298 for the six months ended June 30, 2021 and 2022, respectively)	491,532	533,981	79,721	119,880	375,495	56,060
Total revenues	2,241,063	2,779,063	414,903	1,084,862	1,312,570	195,962
Cost of goods sold (including related parties amounts of RMB6,073 and RMB220,062 for the years ended December 31, 2020 and 2021, and RMB1,329 and RMB164,888 for the six months ended June 30, 2021 and 2022, respectively)	(1,524,744)	(1,749,188)	(261,146)	(689,052)	(687,208)	(102,597)
Cost of software licenses	(27,926)	(32,164)	(4,802)	(16,167)	(29,577)	(4,416)

	Year ended December 31,			Six months ended June 30,
	2020	2021		2021	2022
	(in thousands except share and per share data)
	RMB	RMB	US$	RMB	RMB	US$
Cost of services (including related parties amounts of nil and RMB22,097 for the six months ended June 30, 2021 and 2022, respectively)	(137,005)	(180,518)	(26,951)	(82,984)	(169,138)	(25,252)
Total cost of revenues	(1,689,675)	(1,961,870)	(292,899)	(788,203)	(885,923)	(132,265)
Gross profit	551,388	817,193	122,004	296,659	426,647	63,697
Research and development expenses (including related parties amounts of RMB2,118 and RMB21,069 for the years ended December 31, 2020 and 2021, and RMB926 and RMB29,642 for the six months ended June 30, 2021 and 2022, respectively)	(706,018)	(1,209,385)	(180,556)	(485,894)	(596,055)	(88,989)
Selling and marketing expenses (including related parties amounts of RMB192 and nil for the years ended December 31, 2020 and 2021, and nil and RMB64 for the six months ended June 30, 2021 and 2022, respectively)	(60,643)	(82,827)	(12,366)	(30,806)	(34,738)	(5,186)
General and administrative expenses (including related parties amounts of RMB2,447 and RMB2,343 for the years ended December 31, 2020 and 2021, and RMB213 and RMB1,004 for the six months ended June 30, 2021 and 2022, respectively)	(215,008)	(506,873)	(75,674)	(186,335)	(408,007)	(60,914)
Others, net	(200)	207	31	(455)	(1,534)	(229)
Total operating expenses	(981,869)	(1,798,878)	(268,565)	(703,490)	(1,040,334)	(155,318)
Loss from operation	(430,481)	(981,685)	(146,561)	(406,831)	(613,687)	(91,621)
Interest income (including related parties amounts of nil and RMB2,759 for the six months ended June 30, 2021 and 2022, respectively)	28,480	11,783	1,759	7,111	4,584	684
Interest expenses (including related parties amounts of RMB872 and RMB212 for the years ended December 31, 2020 and 2021, and RMB131 and RMB4,517 for the six months ended June 30, 2021 and 2022, respectively)	(59,128)	(131,666)	(19,657)	(111,054)	(19,153)	(2,859)
Share of results of equity method investments	148	(2,519)	(376)	487	(65,995)	(9,853)
Unrealized gains on equity securities	—	—	—	—	34,615	5,168
Gains on deconsolidation of a subsidiary	—	10,579	1,579	—	71,974	10,745
Change in fair value of warrant liabilities	(39,635)	(111,299)	(16,617)	(111,299)	—	—
Government grants	5,998	4,507	673	3,031	28,154	4,203
Foreign currency exchange gain (loss), net	54,842	18,315	2,734	13,637	(10,656)	(1,591)
Loss before income taxes	(439,776)	(1,181,985)	(176,466)	(604,918)	(570,164)	(85,124)
Income tax expenses	(228)	(3,447)	(514)	(1,418)	(432)	(64)

	Year ended December 31,			Six months ended June 30,
	2020	2021		2021	2022
	(in thousands except share and per share data)
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Net (income) loss attributable to non-redeemable non-controlling interests	345	5,011	748	(1,584)	1,444	216
Net loss attributable to redeemable non-controlling interests	—	806	120	—	464	69
Net loss attributable to ECARX Holdings Inc.	(439,659)	(1,179,615)	(176,112)	(607,920)	(568,688)	(84,903)
Accretion of redeemable non-controlling interests	—	(1,306)	(195)	—	(714)	(107)
Net loss available to ECARX Holdings Inc.	(439,659)	(1,180,921)	(176,307)	(607,920)	(569,402)	(85,010)
Accretion of Redeemable Convertible Preferred Shares	(101,286)	(243,564)	(36,363)	(67,078)	(177,842)	(26,551)
Net loss available to ECARX Holdings Inc. ordinary shareholders	(540,945)	(1,424,485)	(212,670)	(674,998)	(747,244)	(111,561)
Loss per ordinary share
– Basic and diluted	(2.70)	(7.18)	(1.07)	(3.40)	(3.77)	(0.56)
Weighted average number of ordinary shares used in computing loss per ordinary share	200,000,000	198,407,045	198,407,045	198,777,778	198,035,714	198,035,714
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Other comprehensive income:
Foreign currency translation adjustments, net of nil income taxes	1,497	4,551	679	(13,646)	(214,315)	(31,996)
Comprehensive loss	(438,507)	(1,180,881)	(176,301)	(619,982)	(784,911)	(117,184)
Comprehensive (income) loss attributable to non-redeemable non-controlling interests	345	5,011	748	(1,584)	1,444	216
Comprehensive loss attributable to redeemable non-controlling interests	—	806	120	—	464	69
Comprehensive loss attributable to ECARX Holdings Inc.	(438,162)	(1,175,064)	(175,433)	(621,566)	(783,003)	(116,899)

Selected Consolidated Balance Sheet Data
	As of December 31,			As of June 30,
	2020	2021		2022
	(in thousands)
	RMB	RMB	US$	RMB	US$
Total current assets	2,427,699	2,456,638	366,766	1,635,239	244,135
Total non-current assets	150,387	1,510,064	225,447	1,685,262	251,603
Total assets	2,578,086	3,966,702	592,213	3,320,501	495,738
Total current liabilities	3,267,598	3,022,657	451,271	2,678,001	399,815
Total non-current liabilities	1,142,056	489,358	73,059	462,083	68,987
Total liabilities	4,409,654	3,512,015	524,330	3,140,084	468,802
Total mezzanine equity	232,475	4,563,407	681,299	5,111,846	763,179
Total shareholders’ deficit	(2,064,043)	(4,108,720)	(613,416)	(4,931,429)	(736,243)
Selected Consolidated Statement of Cash Flows Data
	Year ended December 31,			Six months ended June 30,
	2020	2021		2021	2022
	(in thousands except per share data)
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(368,046)	(872,325)	(130,235)	(294,029)	(286,977)	(42,845)
Net cash used in investing activities	(91,112)	(1,391,361)	(207,725)	(223,018)	(175,563)	(26,211)
Net cash provided by financing activities	1,138,126	2,192,792	327,375	1,477,362	195,356	29,166
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,023)	(32,019)	(4,780)	(22,553)	4,367	652
Net increase (decrease) in cash and restricted cash	668,945	(102,913)	(15,365)	937,762	(262,817)	(39,238)
Cash and restricted cash at the beginning of the period	334,931	1,003,876	149,875	1,003,876	900,963	134,510
Cash and restricted cash at the end of the period	1,003,876	900,963	134,510	1,941,638	638,146	95,272

In December 2019, ECARX (Wuhan) Technology Co., Ltd. (“ECARX WH” or “WFOE”) was established in the PRC as a wholly owned subsidiary of ECARX Holdings. ECARX Holdings, through the WFOE, is the primary beneficiary of the VIEs. Since early 2022, ECARX Holdings has implemented the Restructuring. In association with the Restructuring, in April 2022 ECARX Holdings, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect.
The following tables present ECARX’s condensed consolidating schedule depicting the consolidated statements of comprehensive loss for the fiscal years ended December 31, 2020 and 2021 and for the six months ended June 30, 2022.
	Six Months Ended June 30, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
Revenues	—	—	936,520	678,520	(302,470)	(1)	1,312,570
Cost of revenue	—	—	(680,699)	(507,694)	302,470	(1)	(885,923)
Gross profit	—	—	255,821	170,826	—		426,647
Operating expenses	(199,335)	(217)	(253,107)	(626,718)	39,043	(5)	(1,040,334)
Loss from operation	(199,335)	(217)	2,714	(455,892)	39,043		(613,687)
Interest income	3,346	2,548	1,448	510	(3,268)	(3)	4,584
Interest expenses	(463)	—	(17,370)	(4,588)	3,268	(3)	(19,153)
Share of loss of subsidiaries and consolidated VIEs	(360,944)	—	—	—	360,944	(4)	—
Share of results of equity method investments	—	—	(86,588)	20,593	—		(65,995)
Gains on deconsolidation of a subsidiary	—	—	71,974	—	—		71,974
(Gain) / loss on the Restructuring	—	(1,337,832)	1,639,979	(302,147)	—		—
Gains on intellectual property transfers	—	—	1,171,300	—	(1,171,300)	(5)	—
Other income (expenses)	(12,006)	—	9,844	54,275	—		52,113
Loss before income taxes	(569,402)	(1,335,501)	2,793,301	(687,249)	(771,313)		(570,164)
Income tax expenses	—	—	—	(432)	—		(432)
Net loss	(569,402)	(1,335,501)	2,793,301	(687,681)	(771,313)		(570,596)
Foreign currency translation adjustments, net of nil income taxes	(214,315)	—	—	(69,183)	69,183	(4)	(214,315)
Comprehensive loss	(783,717)	(1,335,501)	2,793,301	(756,864)	(702,130)		(784,911)

	Year Ended December 31, 2021
	(RMB in thousands)
	ECARX Holdings.	WFOE	VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
Revenues	—	—	2,755,780	120,224	(96,941)	(1)(2)	2,779,063
Cost of revenue	—	(400)	(1,938,222)	(56,711)	33,463	(1)	(1,961,870)
Gross profit	—	(400)	817,558	63,513	(63,478)		817,193
Operating expenses	(17,660)	(1)	(1,726,430)	(118,265)	63,478	(2)	(1,798,878)
Loss from operation	(17,660)	(401)	(908,872)	(54,752)	—		(981,685)
Interest income	885	20	11,696	67	(885)	(3)	11,783
Interest expenses	(514)	—	(131,152)	(885)	885	(3)	(131,666)
Share of loss of subsidiaries and consolidated VIEs	(1,176,110)	—	—	—	1,176,110	(4)	—
Share of results of equity method investments	—	—	14,433	(16,952)	—		(2,519)
Gains on deconsolidation of a subsidiary	—	—	10,579	—	—		10,579
Other income (expenses)	12,478	—	(100,220)	(735)	—		(88,477)
Loss before income taxes	(1,180,921)	(381)	(1,103,536)	(73,257)	1,176,110		(1,181,985)
Income tax expenses	—	—	(3,329)	(118)	—		(3,447)
Net loss	(1,180,921)	(381)	(1,106,865)	(73,375)	1,176,110		(1,185,432)
Foreign currency translation adjustments, net of nil income taxes	4,551	—	—	(20,310)	20,310	(4)	4,551
Comprehensive loss	(1,176,370)	(381)	(1,106,865)	(93,685)	1,196,420		(1,180,881)

	Year Ended December 31, 2020
	(RMB in thousands)
	ECARX Holdings.	WFOE	VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
Revenues	—	—	2,241,536	40,365	(40,838)	(1)	2,241,063
Cost of revenue	—	—	(1,690,518)	(39,995)	40,838	(1)	(1,689,675)
Gross profit	—	—	551,018	370	—		551,388
Operating expenses	—	—	(981,866)	(3)	—		(981,869)
Loss from operation	—	—	(430,848)	367	—		(430,481)
Interest income	431	—	28,047	2	—		28,480
Interest expenses	—	—	(59,128)	—	—		(59,128)
Share of loss of subsidiaries and consolidated VIEs	(495,303)	—	—	—	495,303	(4)	—
Share of results of equity method investments	—	—	148	—	—		148
Other income (expenses)	55,213	—	(33,732)	(276)	—		21,205
Loss before income taxes	(439,659)	—	(495,513)	93	495,303		(439,776)
Income tax expenses	—	—	(228)	—	—		(228)
Net loss	(439,659)	—	(495,741)	93	495,303		(440,004)
Foreign currency translation adjustments, net of nil income taxes	1,497	—	—	(11)	11	(4)	1,497
Comprehensive loss	(438,162)	—	(495,741)	82	495,314		(438,507)

(1)
To eliminate the inter-company sales of goods transactions between subsidiaries of ECARX Holdings and consolidated VIEs.

(2)
To eliminate the inter-company sales of services transactions between subsidiaries of ECARX Holdings and consolidated VIEs.

(3)
To eliminate the interest income and interest expenses recognized in ECARX Holdings and subsidiaries of ECARX Holdings respectively for the loans that ECARX Holdings has provided to its subsidiaries.

(4)
To reflect the elimination on share of comprehensive loss that ECARX Holdings picked up from its subsidiaries and consolidated VIEs.

(5)
To eliminate the gains, related intangible assets and amortization expenses relating to the inter-company transfer of intellectual properties from Hubei ECARX to ECARX (Hubei) Tech.

The following tables present ECARX’s condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2020 and 2021 and as of June 30, 2022. As a result of the Restructuring, ECARX Holdings did not consolidate Hubei ECARX as of June 30, 2022.
	As of June 30, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments		Consolidated

ASSETS
Current assets
Cash	7,739	15	—	575,392	—		583,146
Restricted cash	—	—	—	55,000	—		55,000
Accounts receivable – related parties, net	—	—	—	217,563	—		217,563
Amounts due from related parties	3,689,313	520	—	51,863	(3,709,659)	(1)	32,037
Other current assets	6,042	515	—	740,936	—		747,493
Total current assets	3,703,094	1,050	—	1,640,754	(3,709,659)		1,635,239
Non-current assets
Investment in WFOE	—	—	—	1,674,524	(1,674,524)	(4)	—
Long-term investments	—	—	—	1,225,301	—		1,225,301
Intangible assets, net	—	—	—	1,162,229	(1,132,257)	(5)	29,972
Other non-current assets	—	208,503	—	221,486	—		429,989
Total non-current assets	—	208,503	—	4,283,540	(2,806,781)		1,685,262
Total assets	3,703,094	209,553	—	5,924,294	(6,516,440)		3,320,501

LIABILITIES
Current liabilities
Share of losses in excess of investments in subsidiaries and VIEs	3,436,581	—	—	—	(3,436,581)	(3)	—
Accounts payable – related parties	—	—	—	142,305	—		142,305
Amounts due to related parties	18,853	1,446	—	4,401,571	(3,709,659)	(1)	712,211
Other current liabilities	67,243	217	—	1,756,025	—		1,823,485
Total current liabilities	3,522,677	1,663	—	6,299,901	(7,146,240)		2,678,001
Non-current liabilities
Total non-current liabilities	—	—	—	462,083	—		462,083
Total liabilities	3,522,677	1,663	—	6,761,984	(7,146,240)		3,140,084

MEZZANINE EQUITY	5,111,846	—	—	—	—		5,111,846

SHAREHOLDERS’ DEFICIT
Ordinary Shares	7	1,600,105	—	—	(1,600,105)	(3) (4)	7
Additional paid-in capital	17,195	—	—	190,899	(190,899)	(3)	17,195
Accumulated deficit	(4,740,364)	(1,392,215)	—	(941,610)	2,333,825	(3)	(4,740,364)
Accumulated other comprehensive income / (loss)	(208,267)	—	—	(86,979)	86,979	(3) (4)	(208,267)
Non-redeemable non-controlling interests	—	—	—	—	—		—
Total shareholders’ deficit	(4,931,429)	207,890	—	(837,690)	629,800		(4,931,429)
Total liabilities, mezzanine equity and shareholders’ deficit	3,703,094	209,553	—	5,924,294	(6,516,440)		3,320,501

	Year Ended December 31, 2021
	(RMB in thousands)
	ECARX Holdings.	WFOE	VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
ASSETS
Current assets
Cash	158,755	6	642,293	76,905	—		877,959
Restricted cash	—	—	23,004	—	—		23,004
Accounts receivable – related parties, net	—	—	813,364	72,044	(116,661)	(1)	768,747
Amounts due from related parties	3,217,624	1,590,639	42,604	568,906	(5,378,495)	(1)(2)	41,278
Other current assets	5,751	—	728,164	11,735	—		745,650
Total current assets	3,382,130	1,590,645	2,249,429	729,590	(5,495,156)		2,456,638
Non-current assets
Investment in WFOE	—	—	—	1,593,925	(1,593,925)	(4)	—
Long-term investments	—	—	441,586	912,463	—		1,354,049
Other non-current assets	—	—	147,246	8,769	—		156,015
Total non-current assets	—	—	588,832	2,515,157	(1,593,925)		1,510,064
Total assets	3,382,130	1,590,645	2,838,261	3,244,747	(7,089,081)		3,966,702
LIABILITIES
Current liabilities
Share of losses in excess of investments in subsidiaries and VIEs	2,866,711	—	—	—	(2,866,711)	(3)	—
Accounts payable – related parties	—	—	159,528	68,664	(116,661)	(1)	111,531
Amounts due to related parties	85,390	521	2,452,787	3,216,703	(5,378,495)	(1)(2)	376,906
Other current liabilities	108	400	2,490,729	42,983	—		2,534,220
Total current liabilities	2,952,209	921	5,103,044	3,328,350	(8,361,867)		3,022,657
Non-current liabilities
Total non-current liabilities	—	—	489,358	—	—		489,358
Total liabilities	2,952,209	921	5,592,402	3,328,350	(8,361,867)		3,512,015
MEZZANINE EQUITY	4,532,907	—	30,500	—	—		4,563,407
SHAREHOLDERS’ DEFICIT
Ordinary Shares	7	1,600,105	10,000	—	(1,610,105)	(3)(4)	7
Additional paid-in capital	—	—	611,643	—	(611,643)	(3)	—
Accumulated deficit	(4,109,041)	(10,381)	(3,400,550)	(63,282)	3,474,213	(3)	(4,109,041)
Accumulated other comprehensive income / (loss)	6,048	—	—	(20,321)	20,321	(3)(4)	6,048
Non-redeemable non-controlling interests	—	—	(5,734)	—	—		(5,734)
Total shareholders’ deficit	(4,102,986)	1,589,724	(2,784,641)	(83,603)	1,272,786		(4,108,720)
Total liabilities, mezzanine equity and shareholders’ deficit	3,382,130	1,590,645	2,838,261	3,244,747	(7,089,081)		3,966,702

	Year Ended December 31, 2020
	(RMB in thousands)
	ECARX Holdings.	WFOE	VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
ASSETS
Current assets
Cash	98,271	—	597,772	33,893	—		729,936
Restricted cash	—	—	273,940	—	—		273,940
Accounts receivable – related parties, net	—	—	691,871	19,813	(37,900)	(1)	673,784
Amounts due from related parties	97,873	—	78,616	86,102	(183,975)	(1)	78,616
Other current assets	—	—	671,423	—	—		671,423
Total current assets	196,144	—	2,313,622	139,808	(221,875)		2,427,699
Non-current assets
Long-term investments	—	—	2,653	—	—		2,653
Other non-current assets	—	—	147,734	—	—		147,734
Total non-current assets	—	—	150,387	—	—		150,387
Total assets	196,144	—	2,464,009	139,808	(221,875)		2,578,086
LIABILITIES
Current liabilities
Share of losses in excess of investments in subsidiaries and VIEs	2,031,416	—	—	—	(2,031,416)	(3)	—
Accounts payable – related parties	—	—	349,523	31,394	(37,900)	(1)	343,017
Amounts due to related parties	7,803	—	132,204	97,873	(183,975)	(1)	53,905
Other current liabilities	—	—	2,860,217	10,459	—		2,870,676
Total current liabilities	2,039,219	—	3,341,944	139,726	(2,253,291)		3,267,598
Non-current liabilities
Total non-current liabilities	—	—	1,142,056	—	—		1,142,056
Total liabilities	2,039,219	—	4,484,000	139,726	(2,253,291)		4,409,654
MEZZANINE EQUITY	232,475	—	—	—	—		232,475
SHAREHOLDERS’ DEFICIT
Ordinary Shares	7	—	10,000	—	(10,000)	(3)	7
Additional paid-in capital	165,412	—	256,698	—	(256,698)	(3)	165,412
Accumulated deficit	(2,242,466)	—	(2,298,196)	93	2,298,103	(3)	(2,242,466)
Accumulated other comprehensive income / (loss)	1,497	—	—	(11)	11	(3)	1,497
Non-redeemable non-controlling interests	—	—	11,507	—	—		11,507
Total shareholders’ deficit	(2,075,550)	—	(2,019,991)	82	2,031,416		(2,064,043)
Total liabilities, mezzanine equity and shareholders’ deficit	196,144	—	2,464,009	139,808	(221,875)		2,578,086

(1)
To eliminate the balances resulted from related party transactions between subsidiaries of ECARX Holdings as of June 30, 2022 and the balances and transactions between subsidiaries of ECARX Holdings and consolidated VIEs as of December 31, 2020 and 2021.

(2)
To eliminate the amounts related to the loans provided by ECARX Holdings to its subsidiaries as of June 30, 2022 and the loans provided by subsidiaries of ECARX Holdings to the VIEs and the loans provided by ECARX Holdings to its subsidiaries as of December 31, 2020 and 2021.

(3)
To eliminate ECARX Holdings’ equity pick-up from consolidated entities under respective equity accounts with corresponding long-term investment balances.

(4)
To eliminate the ordinary shares of WFOE and the investment made by ECARX Technology Limited to WFOE upon consolidation.

(5)
To eliminate the gains, related intangible assets and amortization expenses relating to the inter-company transfer of intellectual properties from Hubei ECARX to ECARX (Hubei) Tech.

The following tables present ECARX’s condensed consolidating schedule depicting the consolidated cash flows for the fiscal years ended December 31, 2020 and 2021 and for the six months ended June 30, 2022 of ECARX Holdings, the WFOE, the VIEs, other subsidiaries, and corresponding eliminating adjustments separately.
	Six Months Ended June 30, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments		Consolidated

Operating activities:
Net cash generated from / (used in) operating activities	(299)	9	224,031	(510,718)	—		(286,977)
Investing activities:
Purchase of property, equipment and intangible assets	—	—	(36,074)	(38,496)	—		(74,570)
Cash disposed in deconsolidation of Suzhou Photon-Matrix	—	—	(22,643)	—	—		(22,643)
Cash paid for acquisition of equity investments	(67,790)	—	—	—	—		(67,790)
Proceeds from (cash paid for) transfer of long-term investments in the Restructuring	—	—	234,949	(234,949)	—		—
Consideration received in deconsolidation of a subsidiary	—	—	1,000	—	—		1,000
Financial support to an equity method investee	—	—	(28,500)	—	—		(28,500)
Cash contribution to subsidiaries	—	—	—	—	—		—
Loans to related parties	(18,354)	—	(8,060)	(157,000)	175,354	(1) (3)	(8,060)
Repayment received of loans to related parties	—	—	25,000	—	—		25,000
Advances to related parties	(297,737)	—	—	—	297,737	(2)	—
Collection of advances to a related party	—	—	—	—	—		—
Net cash (used in) / provided by investing activities	(383,881)	—	165,672	(430,445)	473,091		(175,563)
Financing activities:
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	159,485	—	—	—	—		159,485
Cash contributed by the respective parent companies	—	—	—	—	—		—
Cash contributed by redeemable non-controlling shareholders	—	—	10,000	—	—		10,000
Proceeds from short-term borrowings	—	—	400,000	480,000	—		880,000
Repayment for short-term borrowings	—	—	(1,332,000)	—	—		(1,332,000)
Borrowings from related parties	—	—	157,000	918,354	(175,354)	(1)(3)	900,000
Repayment of borrowings from related parties	—	—	(270,000)	(200,000)	—		(470,000)
Proceeds from advances from related parties	—	—	—	297,737	(297,737)	(2)	—
Cash disposed in the Restructuring	—	—	(20,000)	—	—		(20,000)
Proceeds from issuance of convertible senior notes	67,871	—	—	—	—		67,871
Net cash provided by / (used in) financing activities	227,356	—	(1,055,000)	1,496,091	(473,091)		195,356

	Six Months Ended June 30, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	VIEs	Other Subsidiaries	Elimination adjustments	Consolidated
Effect of foreign currency exchange rate changes on cash and restricted cash	5,808	—	—	(1,441)	—	4,367
Net increase (decrease) in cash and restricted cash	(151,016)	9	(665,297)	553,487	—	(262,817)
Cash and restricted cash at the beginning of the period	158,755	6	665,297	76,905	—	900,963
Cash and restricted cash at the end of the period	7,739	15	—	630,392	—	638,146

	Year Ended December 31, 2021
	(RMB in thousands)
	ECARX Holdings.	WFOE	VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
Operating activities:
Net cash generated from / (used in) operating activities	(22,741)	20	(817,989)	(31,615)	—		(872,325)
Investing activities:
Purchase of property, equipment and intangible assets	—	—	(69,419)	(9,444)	—		(78,863)
Cash contribution to subsidiaries	—	(10,000)	—	(1,600,105)	1,610,105	(4)	—
Acquisition of long-term investments	—	—	(400,000)	(945,637)	—		(1,345,637)
Cash surrendered from deconsolidation of a subsidiary	—	—	(8,360)	—	—		(8,360)
Loans to related parties	(70,365)	(1,590,119)	(28,850)	(477,149)	2,137,633	(1)(3)	(28,850)
Advances to related parties	(3,050,956)	—	(19,806)	—	3,050,956	(2)	(19,806)
Proceeds from collection of advances to a related party	—	—	90,155	—	—		90,155
Net cash used in investing activities	(3,121,321)	(1,600,119)	(436,280)	(3,032,335)	6,798,694		(1,391,361)
Financing activities:
Proceeds from issuance of Convertible Redeemable Preferred Shares	3,222,206	—	—	—	—		3,222,206
Refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	461,849	—	—		461,849
Repayment of refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	(1,493,953)	—	—		(1,493,953)
Payment for issuance cost of Convertible Redeemable Preferred Shares	—	—	—	(10,000)	—		(10,000)
Cash contributed by the respective parent companies	—	1,600,105	—	10,000	(1,610,105)	(4)	—
Cash contributed by non-controlling shareholders	—	—	32,000	—	—		32,000
Proceeds from short-term borrowings	—	—	947,000	—	—		947,000
Repayment for short-term borrowings	—	—	(91,000)	—	—		(91,000)
Borrowings from related parties	45,152	—	2,337,268	70,365	(2,137,633)	(1)(3)	315,152
Repayment of borrowings from related parties	(45,152)	—	(20,000)	—	—		(65,152)
Proceeds from advances from related parties	—	—	—	3,050,956	(3,050,956)	(2)	—
Repayment of long-term debt	—	—	(1,125,310)	—	—		(1,125,310)
Net cash provided by financing activities	3,222,206	1,600,105	1,047,854	3,121,321	(6,798,694)		2,192,792
Effect of foreign currency exchange rate changes on cash and restricted cash	(17,660)	—	—	(14,359)	—		(32,019)
Net increase in cash and restricted cash	60,484	6	(206,415)	43,012	—		(102,913)
Cash and restricted cash at the beginning of the year	98,271	—	871,712	33,893	—		1,003,876
Cash and restricted cash at the end of the year	158,755	6	665,297	76,905	—		900,963

	Year Ended December 31, 2020
	(RMB in thousands)
	ECARX Holdings.	WFOE	VIEs	Other Subsidiaries	Elimination adjustments		Consolidated

Operating activities:
Net cash used in operating activities	(266)	—	(312,311)	(55,469)	—		(368,046)
Investing activities:
Purchase of property, equipment and intangible assets	—	—	(69,114)	—	—		(69,114)
Advances to related parties	(97,873)	—	(103,024)	—	97,873	(2)	(103,024)
Proceeds from collection of advances to a related party	—	—	81,026	—			81,026
Net cash used in investing activities	(97,873)	—	(91,112)	—	97,873		(91,112)
Financing activities:
Proceeds from issuance of Convertible Redeemable Preferred Shares	206,422	—	—	—	—		206,422
Refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	1,032,104	—	—		1,032,104
Payment for issuance cost of Convertible Redeemable Preferred Shares	—	—	—	(8,500)	—		(8,500)
Proceeds from short-term borrowings	—	—	76,000	—	—		76,000
Repayment for short-term borrowings	—	—	(167,900)	—	—		(167,900)
Proceeds from advances from related parties	—	—	—	97,873	(97,873)	(2)	—
Net cash provided by financing activities	206,422	—	940,204	89,373	(97,873)		1,138,126
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,012)	—	—	(11)	—		(10,023)
Net increase in cash and restricted cash	98,271	—	536,781	33,893	—		668,945
Cash and restricted cash at the beginning of the year	—	—	334,931	—	—		334,931
Cash and restricted cash at the end of the year	98,271	—	871,712	33,893	—		1,003,876

(1)
For the year ended December 31, 2021, ECARX Holdings provided loans in the amount of US$11.0 million (equivalent to RMB70.4 million) to its two subsidiaries, ECARX Europe AB and ECARX Limited. For the six months ended June 30, 2022, ECARX Holdings provided loans in the amount of US$3.0 million (equivalent to RMB18.4 million) to ECARX Europe AB. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.

(2)
For the years ended December 31, 2020 and 2021, ECARX Holdings paid advances of US$15.0 million (equivalent to RMB97.9 million) and US$478.5 million (equivalent to RMB3,051.0 million) respectively to its subsidiary, ECARX Technology Limited. For the six months ended June 30, 2022, ECARX Holdings paid advances of US$44.5 million (equivalent to RMB297.7 million) to ECARX Technology Limited. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.

(3)
For the year ended December 31, 2021, the WFOE and ECARX (Hubei) Tech respectively provided loans in the amount of RMB1,590.1 million and RMB477.1 million to the VIEs. For the six months ended June 30, 2022, ECARX (Hubei) Tech provided loans in the amount of RMB157.0 million to the VIEs. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.
(4)
For the year ended December 31, 2021, ECARX Technology Limited made capital contribution of RMB1,600.1 million to WFOE, and the WFOE made capital contribution of RMB10.0 million to ECARX (Shanghai) Technology Co., Ltd. The cash transfer among the subsidiaries were eliminated upon consolidation.

Non-GAAP Financial Measures
In this proxy statement/prospectus, ECARX has included adjusted net loss and adjusted EBITDA, which are non-GAAP financial measures. Adjusted net loss and adjusted EBITDA are key measures used by ECARX’s management and board of directors in evaluating its operating performance and making strategic decisions regarding capital allocation.
Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.
ECARX believes that the exclusion of certain items in calculating adjusted net loss and adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis. Accordingly, ECARX believes that adjusted net loss and adjusted EBITDA provide useful information to investors and others in understanding and evaluating ECARX’s operating results in the same manner as its management and board of directors.
Each of adjusted net loss and adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of its results as reported under U.S. GAAP. See “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”
The tables below set forth a reconciliation of ECARX’s net loss to adjusted net loss and to adjusted EBITDA for the periods indicated:
	Year Ended December 31,			Six months ended June 30,
	2020	2021		2021	2022
	(in thousands)
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Share-based compensation expenses	11,410	179,933	26,863	38,694	195,037	29,118
Adjusted net loss	(428,594)	(1,005,499)	(150,117)	(567,642)	(375,559)	(56,070)
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Interest income	(28,480)	(11,783)	(1,759)	(7,111)	(4,584)	(684)
Interest expense	59,128	131,666	19,657	111,054	19,153	2,859
Income tax expenses	228	3,447	514	1,418	432	64
Depreciation of property and equipment	38,480	43,137	6,440	21,118	22,542	3,365
Amortization of intangible assets	20,478	21,875	3,266	11,401	11,300	1,687
Share-based compensation expenses	11,410	179,933	26,863	38,694	195,037	29,118
Adjusted EBITDA	(338,760)	(817,157)	(121,999)	(429,762)	(326,716)	(48,779)

SELECTED HISTORICAL FINANCIAL DATA OF COVA
COVA is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination. COVA’s balance sheet data as of September 30, 2022, December 31, 2021, and December 31, 2020 along with the statement of operations data for the nine months ended September 30, 2022, year ended December 2021 and for the period from December 11, 2020 (inception) through December 31, 2020 are derived from COVA’s financial statements included elsewhere in this proxy statement/prospectus.
The information is only a summary and should be read in conjunction with COVA’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of COVA” contained elsewhere in this proxy statement/prospectus. COVA’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.
(in thousands, except share and per share data)
Income Statement Data:	For the Nine Months Ended September 30, 2022	Year Ended December 31, 2021	For the Period from December 11, 2020 (inception) Through December 31, 2020
Revenue	$—	$—	$—
Loss from operations	(4,595)	(1,831)	(9)
Interest income	1,879	54	—
Offering costs allocated to warrants	—	(990)	—
Change in fair value of warrant liabilities	10,993	14,374	—
Net income (loss)	8,277	11,607	(9)
Weighted average shares outstanding, basic and diluted, Class A ordinary shares	30,000,000	26,794,521	—
Basic and diluted net income per share, Class A ordinary shares	0.22	0.34	—
Weighted average shares outstanding – basic and diluted, Class B ordinary shares	7,500,000	7,395,822	742,857
Basic and diluted net income (loss) per share, Class B ordinary shares	0.22	0.34	(0.01)
Balance Sheet Data:	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020
Total current assets	$283	$796	$—
Trust Account	301,933	300,054	—
Total assets	302,216	300,925	249
Total liabilities	4,531	22,773	233
Value of Class A ordinary shares subject to possible redemption	301,933	300,000	—
Shareholders’ (deficit) equity	(15,504)	(21,847)	16

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial statements present the combination of the financial information of COVA and ECARX, adjusted to give effect to the Business Combination and the Transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the unaudited historical balance sheet of COVA as of September 30, 2022, with the unaudited historical consolidated balance sheet of ECARX as of June 30, 2022, assuming that the Transaction occurred on September 30, 2022. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 combines the unaudited historical statement of operations of COVA for the nine months ended September 30, 2022, with the unaudited historical consolidated statement of operations of ECARX for the nine months ended June 30, 2022, which is not included in the prospectus, and gives pro forma effect to the Transaction and related transactions as if they had occurred on January 1, 2021.
The unaudited pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
This information should be read together with COVA’s and ECARX’s audited financial statements and related notes, the sections titled “COVA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.
Under both the no redemption scenario and the maximum redemption scenarios, the Business Combination will be accounted for in a manner similar to a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP.
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:
•
Assuming No Redemption: This presentation assumes that no COVA Public Shareholder exercises redemption rights with respect to their COVA Public Shares.

•
Assuming Maximum Redemption: This presentation assumes that COVA Public Shareholders holding 30,000,000 COVA Public Shares will exercise their redemption rights for US$300,000,000 of funds in the Trust Account. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). This presentation does not take into account the Minimum Available Cash Condition.

In each case, the pro forma share and per share information assume that the Transactions are effective on January 1, 2021.
The historical financial statements of COVA have been translated into RMB, from COVA’s reporting currency of United States dollars (US$) using a published exchange rates of US$1.00 to RMB6.6981, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2022.

Selected Unaudited Pro Forma Condensed Combined Financial Information
(in thousands, except share and per share data)
	Pro Forma Combined (Assuming no redemptions)		Pro Forma Combined (Assuming Maximum redemptions)
	RMB	US$	RMB	US$
Balance Sheet Data as of September 30, 2022
Total assets	5,733,263	855,954	3,723,833	555,954
Total liabilities	3,543,888	529,089	3,543,888	529,089
Total shareholders’ equity	2,189,375	326,865	179,945	26,865
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Nine Months Ended September 30, 2022
Total revenue	2,361,648	352,585	2,361,648	352,585
Net loss	(750,250)	(112,009)	(750,250)	(112,009)
Loss per ordinary share
– Basic and diluted	(2.04)	(0.30)	(2.24)	(0.33)
Weighted average number of ordinary shares used in computing loss per ordinary share
– Basic and diluted	365,435,041	365,435,041	333,185,041	333,185,041
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Year Ended December 31, 2021
Total revenue.	2,757,140	411,630	2,757,140	411,630
Net loss	(1,316,949)	(196,615)	(1,316,949)	(196,615)
Loss per ordinary share
– Basic and diluted	(3.59)	(0.54)	(3.94)	(0.59)
Weighted average number of ordinary shares used in computing loss per ordinary share
– Basic and diluted	365,435,041	365,435,041	333,185,041	333,185,041

COMPARATIVE PER SHARE DATA
The following tables set forth the per share data of each of ECARX and COVA on a stand-alone basis and the unaudited pro forma combined per share data for the year ended December 31, 2021 after giving effect to the Business Combination, prepared using the assumptions below:
•
Assuming No Redemption: This presentation assumes that no COVA Public Shareholder exercises redemption rights with respect to their COVA Public Shares.

•
Assuming Maximum Redemption: This presentation assumes that COVA Public Shareholders holding 30,000,000 COVA Public Shares will exercise their redemption rights for US$300,000,000 of funds in the Trust Account. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 (after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares) upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). This presentation does not take into account the Minimum Available Cash Condition.

In the case, the per share data assume that the Recapitalization (as defined herein) is effective on January 1, 2021.
You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of ECARX and COVA and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited ECARX and COVA pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus. See “Unaudited Pro forma Condensed Combined Financial Information.”
The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of ECARX and COVA would have been had the companies been combined during the periods presented.
(In thousands of RMB, except share and per share data, or otherwise noted)
	For the Nine Months Ended September 30, 2022 of COVA and For the Nine Months Ended June 30, 2022 of ECARX
	RMB
	ECARX	COVA	Pro Forma Combined Assuming No Redemption	Pro Forma Combined Assuming Maximum Redemption
Basic and diluted loss per ordinary share	(5.49)	—	(2.04)	(2.24)
Weighted average number of ordinary shares	198,035,714	—	365,435,041	333,185,041
Basic and diluted loss per COVA
Class A ordinary shares		1.48
Class B ordinary shares		1.48
Weighted average number of COVA
Class A ordinary shares		30,000,000
Class B ordinary shares		7,500,000

	Year Ended December 31, 2021
	RMB
	ECARX	COVA	Pro Forma Combined Assuming No Redemption	Pro Forma Combined Assuming Maximum Redemption
Basic and diluted loss per ordinary share	(7.18)	—	(3.59)	(3.94)
Weighted average number of ordinary shares	198,407,045	—	365,435,041	333,185,041
Basic and diluted loss per COVA
Class A ordinary shares		2.16
Class B ordinary shares		2.16
Weighted average number of COVA
Class A ordinary shares		26,794,521
Class B ordinary shares		7,395,822

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes statements that express COVA’s and ECARX’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts and can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “is/are likely to,” “potential,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding COVA’s and ECARX’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which ECARX operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the Business Combination.
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:
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Developments related to the COVID-19 pandemic, including, among others, with respect to stay-at-home orders, social distancing measures, the success of vaccine rollouts, numbers of COVID-19 cases and the occurrence of new COVID-19 strains;

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The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which ECARX operates;

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The overall economic environment and general market and economic conditions in the jurisdictions in which ECARX operates;

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The progress and results of the research and development of ECARX’s products and services, as well as of their manufacturing, launch, commercialization, and delivery;

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The conditions and outlook of the automobile and automotive intelligence industries in China and globally;

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ECARX’s relationships with OEMs, Tier 1 suppliers, and its other customers, suppliers, other business partners, and stakeholders;

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ECARX’s ability to successfully compete in highly competitive industries and markets;

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ECARX’s ability to continue to adjust its offerings to meet market demand, attract customers to choose its products and services and grow its ecosystem;

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ECARX’s ability to execute its strategies, manage growth and maintain its corporate culture as it grows;

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ECARX’s anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on its results of operations;

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Changes in the needs for capital and the availability of financing and capital to fund these needs;

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Anticipated technology trends and developments and ECARX’s ability to address those trends and developments with its products and services;

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The safety, price-competitiveness, quality and breadth of the ECARX products and services;

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The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

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The number and percentage of COVA shareholders voting against the Business Combination Proposal, the Merger Proposal and/or seeking redemption, the risk that the Business Combination may not be completed in a timely manner or at all, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;
•
Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect ECARX’s business or assets;

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Exchange rate fluctuations;

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Changes in interest rates or rates of inflation;

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Legal, regulatory and other proceedings;

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ECARX’s ability to initially list, and once listed, maintain the listing of its securities on Nasdaq following the Business Combination;

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The results of future financing efforts; and

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The other matters described in the section entitled “Risk factors,” and “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

COVA and ECARX caution you against placing undue reliance on forward-looking statements, which reflect current expectations and beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. COVA and ECARX will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that COVA or ECARX will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in COVA’s public filings with the SEC or, upon and following the consummation of the Business Combination, in ECARX’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section entitled “Where You Can Find More Information.”
In addition, the Business Combination is subject to the satisfaction of the conditions to the completion of the Business Combination set forth in the Merger Agreement and the absence of events that could give rise to the termination of the Merger Agreement, the possibility that the Business Combination does not close, and risks that the proposed Business Combination disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for ECARX.
Market, ranking and industry data used throughout this proxy statement/prospectus, including statements regarding market size and market potential, is based on the good faith estimates of ECARX’s management, which in turn are based upon ECARX’s management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ECARX is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk factors” and “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this proxy statement/prospectus.

RISK FACTORS
If the Business Combination is completed, the combined company will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus.
The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of ECARX following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by COVA and ECARX, which later may prove to be incorrect or incomplete. COVA and ECARX may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party or on the Business Combination. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, the combined company’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of ECARX Ordinary Shares or, if the Business Combination is not consummated, COVA Public Shares, could decline, and you may lose part or all of the value of any ECARX Ordinary Shares or COVA Public Shares that you hold.
In this section, “ECARX,” “we,” “us” or “our” refer to ECARX Holdings Inc. and its subsidiaries (in the context of describing ECARX’s operations and consolidated financial information, also to its VIEs and their subsidiaries for the periods ended prior to the Restructuring).
Risks Relating to Our Business and Industry
We have a limited operating history and face significant challenges in a fast-developing industry.
We commenced our business in 2017. As we only have a limited operating history in the areas of our current focus, it is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges that we face as a new entrant into a fast-developing industry, including with respect to our ability to:
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advance our technologies continuously;

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design and deliver intelligent, reliable, and quality solutions that ultimately appeal to customers continuously;

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establish, expand, and diversify our customer base continuously;

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build a well-recognized and respected brand cost-effectively;

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successfully market our products and services;

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optimize our pricing strategy;

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maintain a reliable, secure, high-performance, and scalable technology infrastructure;

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enhance our cybersecurity and data security;

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attract, retain, and motivate talented employees;

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improve and maintain our operating efficiency;

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anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape;

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navigate an evolving and complex regulatory environment;

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manage supply chain effectively; and

•
manage our growth effectively.

If we fail to address any or all of these risks and challenges, our business, financial condition, and results of operations could be adversely affected.
If our solutions do not appropriately address the evolution of the automotive industry or automotive intelligence technologies, our business could be adversely affected.
The automotive industry and automotive intelligence technologies are rapidly evolving. Our business and prospects will depend on our ability to identify consumer needs, and to develop, introduce, and achieve market acceptance of our new and enhanced products in a cost-effective manner. We cannot assure you that our products and services will be or will continue to be accepted by the market.
We are in the process of developing a myriad of automotive computing platform, SoC Core Module, and software solution and products. Although we believe that our technologies and products are promising, we cannot assure you that we can achieve our development goals and successfully commercialize all of these automotive intelligence technologies. In addition, we cannot assure you that, once commercialized, these technologies can stand the test of time.
We believe that the confidence and trust of our customers are essential in the success of our automotive intelligence technologies. Customers will be less likely to purchase our products if they are not convinced of the technical or functional superiority of our technologies. Any defects in or significant malfunctioning of our automotive intelligence products and services, or any negative perceptions of such, with or without any grounds, may weaken such confidence and trust in us, which may adversely affect our reputation, financial condition, and results of operations. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business or our technologies will succeed.
Changes in automobile sales and market demand can adversely affect our business.
Our business is directly related to automobile sales and production by OEMs. Automobile sales and production could sometimes be highly cyclical and, in addition to general economic conditions, also depend on other factors such as consumer confidence and preferences. Lower automobile sales would be expected to result in substantially all of our OEM customers lowering vehicle production schedules, which has a direct impact on our earnings and cash flows. In addition, automobile sales and production can be affected by labor relations issues, regulatory requirements, trade agreements, the availability of consumer financing, and other factors. Economic declines that result in a significant reduction in automobile sales and production by OEMs could materially and adversely affect our business, financial condition, and results of operations.
The demand for our products and services is also dependent on consumers’ demand for and adoption of intelligent vehicles, in general. The market for intelligent vehicles is still rapidly evolving, characterized by rapidly changing technologies, intense competition, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for intelligent vehicles does not develop as we expect or develops more slowly than we expect, our business, financial condition, results of operations, and prospects will be affected.
In addition, there has also been a change in consumer preferences favoring mobility on demand services, such as car- and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita.
Disruptions in the supply of components or the underlying raw materials used in our products may materially and adversely affect our business and profitability.
Our hardware products are comprised of electronic and mechanical components sourced from various third-party suppliers. A significant disruption in the supply of these components or the underlying raw materials, such as metals, petroleum-based resins, and chemicals, for any reason could impede production and delivery levels, which could materially increase our operating costs and materially decrease our profit margins.

Such supply chain disruptions could be caused by a range of incidents, such as total or partial shutdown of our suppliers’ plants or critical manufacturing lines due to strikes, mechanical breakdowns, electrical outages, fires, explosions, or political upheaval, as well as logistical complications due to weather conditions, natural disasters, nuclear accidents, mechanical failures, delayed customs clearance, or pandemics. In particular, following the disruptions to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, there is an ongoing global chip shortage, which would materially and adversely affect the industries we operate in. Any of such supply chain disruptions may force us to suspend or cease production, even for a prolonged period of time.
We do not control our suppliers or their business practices. Accordingly, we cannot guarantee that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these suppliers could result in quality issues with our products and hence force us to delay production or deliveries and compromise our brand image and results of operations. In addition, we cannot assure you that the suppliers will comply with ethical business practices, such as environmental responsibilities, fair wage practices and child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and results in delayed delivery of our products, product shortages, or other disruptions of our operations.
Any supply chain disruptions, whether or not involving a single-source supplier, could require us to make significant additional efforts until an alternative supplier is fully qualified by us or is otherwise able to resume the supply. We cannot assure you that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms, or at all. Moreover, if we experience a significant increase in demand or need to replace our existing suppliers, we cannot assure you that additional supplies will be available when required on terms that are favorable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and prospects
A reduction in the market share or changes in the product mix offered by our customers could materially and adversely affect our business, financial condition, and results of operations.
We depend on the continued growth, viability, and financial stability of our customers. Our customers primarily include OEMs and tier 1 automotive suppliers. The automotive industry is subject to rapid technological change, vigorous competition, short product life cycles, and cyclical consumer demand patterns and industry consolidation. When our customers are adversely affected by these factors, we may be similarly affected to the extent that our customers reduce the volume of orders for our products and services. As a result of changes affecting our customers, sales mix can shift, which may have either favorable or unfavorable impact on our revenues. For example, a shift in sales demand favoring a particular OEM’s vehicle model for which we do not have a supply contract may adversely affect our business. A shift in regional sales demand toward certain markets could adversely affect the sales of those of our customers that have a low market share in those regions, which in turn could materially and adversely affect our business.
The mix of vehicle offerings by our OEM customers, which can be affected by industry consolidation, also could affect our business. Any merger between major OEMs may result in the discontinuation of certain major vehicle brands previously marketed under separate companies, which may materially and adversely affect our financial condition and results of operations. In addition, a decrease in consumer demand for specific types of vehicles where we have traditionally supplied significantly could materially and adversely affect our business, financial condition, and results of operations.
The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.
The automotive intelligence markets are highly competitive. We have strategically entered into the markets and we expect this segment to become more competitive in the future as more players make their entrance. Competition is based primarily on technology, innovation, quality, delivery, and price. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products. We cannot assure you that our products and services will be able to compete successfully with those of our existing and any new competitors. If we fail to compete successfully in the markets, our prospects, results of operations, and financial condition could be adversely affected.
We expect competition to intensify in the future in light of the increased demand for automotive intelligence technologies, the continuing globalization, and the consolidation in the automotive industry worldwide. Our future success will depend on our ability to develop superior advanced technology and to maintain our competitive position with respect to our technological advances over our competitors. Furthermore, the rapidly evolving nature of the markets in which we compete has attracted, and may continue to attract, new entrants, particularly in areas of evolving automotive technologies such as computing platform technologies and advanced driver-assistance systems, which have attracted new entrants from outside the traditional automotive industry, and any of these competitors may develop and introduce technologies that gain greater customer or consumer acceptance, which could adversely affect our future growth.
In addition, increased competition may lead to lower unit sales and increased inventory, which may in turn result in downward price pressure and adversely affect our business, financial condition, operating results, and prospects. Therefore, the ability to stay ahead of our competitors will be fundamental to our future success. Our competitors may foresee the course of market development more accurately than us, develop products and services that are superior to ours, have the ability to produce similar products at a lower cost than us, adapt more quickly than us to new technologies or evolving customer requirements, or develop or introduce new products or solutions before we do, particularly related to potential transformative technologies such as automotive central computing platform solutions and advanced driver-assistance systems. As a result, our products and services may not be able to compete successfully with those of our competitors. These trends may adversely affect our sales as well as the profit margins on our offerings. If we do not continue to innovate to develop or acquire new and compelling products that capitalize upon new technologies, this could have a material adverse impact on our results of operations.
We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.
We incurred net losses of RMB440.0 million, RMB1,185.4 million (US$177.0 million) and RMB570.6 million (US$85.2 million) in 2020, 2021 and for the six months ended June 30, 2022, respectively, and we have not been profitable since our inception. In addition, we had negative cash flows from operating activities of RMB368.0 million, RMB872.3 million (US$130.2 million) and RMB287.0 million (US$42.8 million) in 2020, 2021 and for the six months ended June 30, 2022, respectively. We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.
We may not be able to generate sufficient revenues and we may incur substantial losses for a number of reasons, including lack of demand for our products and services, increasing competition, challenging macro-economic environment due to the COVID-19 outbreak, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impede our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position, and cash flows.
We currently have a concentrated customer base with a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services.
We derive a substantial portion of our revenue from a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. Although we are expanding and diversifying our customer base, we may continue to have a concentrated customer base. In particular, Geely Holding and its subsidiaries have and are expected to continue to account for a substantial portion of our revenues. For the years ended December 31, 2020 and 2021 and for the six months ended June 30, 2022, sales to Geely Holding and its subsidiaries (which, for the avoidance of doubt, exclude sales of SoC Core Modules or software licenses by us to third party customers which are then integrated into their infotainment and cockpit products and sold by such third party customers to Geely Holding and its subsidiaries) accounted for 74.1%, 70.4% and 73.6% of our total revenues, respectively. The agreements between us and Geely Holding’s subsidiaries are described in more details in this proxy statement/prospectus under “— Certain Relationships and Related Person Transactions — ECARX Relationships and Related Party Transactions —  Development and Supply Agreements with Geely Holding’s Subsidiaries.”
We have maintained and will continue to maintain a close business relationship with Geely Holding and its subsidiaries. If we fail to continue our cooperation with Geely Holding, or if Geely Holding determines to conduct its business in a way that is not aligned with our business interests, or to take other actions that are detrimental to our interests, we will need to enter into renegotiation with Geely Holding relating to our partnership and to secure alternative and comparable business partners, which may be costly, time-consuming, and disruptive to our operations and financial performance. As a result, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.
We are subject to risks and uncertainties associated with international operations, which may harm our business.
We conduct our business worldwide and we have offices in various countries. In June 2019, we established a joint venture with Proton Edar Sdn. Bhd., the sales and marketing arm of Proton Holdings Bhd., and Altel Communications Sdn. Bhd., a Malaysian-based telecommunications services provider. We established our product development center in Gothenburg, Sweden in December 2020, and we established our international operations office in London in July 2021.
The global nature of our business subjects us to a number of risks and uncertainties, which could have a material adverse effect on our business, financial condition, and results of operations, including:
•
international economic and political conditions, and other political tensions between countries in which we do business;

•
unexpected changes in, or impositions of, legislative or regulatory requirements, including changes in tax laws;

•
differing legal standards with respect to protection of intellectual property and employment practices;

•
local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anticorruption laws and regulations;

•
exporting or importing issues related to export or import restrictions, including deemed export restrictions, tariffs, quotas and other trade barriers and restrictions;

•
disruptions of capital and trading markets and currency fluctuations; and

•
increased costs due to imposition of climate change regulations, such as carbon taxes, fuel or energy taxes, and pollution limits.

If our sales outside of China are delayed or cancelled because of any of the above factors, our revenue may be adversely affected.
Our automotive intelligence technologies and related hardware and software could have defects, errors, or bugs, undetected or otherwise, which could create safety issues, reduce market adoption, damage our reputation with current or prospective customers, or expose us to product liability and other claims that could materially and adversely affect our business, financial condition, and results of operations.
Our automotive intelligence technologies are highly technical and complex, and our products and services built upon such technologies have in the past and may in the future experience defects, errors, or bugs at various stages of their usage and development. We may be unable to correct problems to our customers’ and users’ satisfaction in a timely manner. In addition, there may be undetected errors or defects especially as we introduce new products or release new versions. Defects, errors, or bugs in our products may only be discovered after they have been tested, commercialized, and deployed, and in that case, we may incur significant additional development costs and product recall, repair, or replacement costs. Moreover, we may be liable for personal injury, property damage, or other claims caused by such defects, errors, or bugs resulting in legal actions against us that are costly to defend, which could cause irreparable harm to our reputation and brand and hence our business, financial condition, and results of operations.
We rely on our business partners and other industry participants. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in our cooperation with our business partners could harm our business.
Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have alliances and partnerships with other companies in various industries to help us enhance our technologies and commercialize our products. For example, we have formed partnerships with leading semiconductor companies to develop advanced automotive SoC Core Modules for vehicles. We have also formed a 60/40 joint venture with Volvo Cars (Volvo Cars as the 60% shareholder) in Gothenburg, Sweden to develop and commercialize an operating system for automotive digital cockpit products. In addition, we need to continue to identify and negotiate for opportunities to collaborate with other industry participants, such as those who can provide key technology solutions, manufacturing and distribution services. If we are unable to maintain the existing relationships with our business partners, or if we fail to identify and negotiate additional relationships that are essential to our future expansion or success at attractive terms or at all, we may incur increased costs to develop and provide these capabilities on our own, and our business and operating results could be adversely affected.
Collaboration with third parties is subject to challenges and risks, some of which are beyond our control. For example, certain partnership agreements grant our partner or us the right to terminate such agreements for cause or without cause, including in some cases by paying a termination for convenience fee. In addition, such agreements have in the past and may in the future contain certain exclusivity provisions which, if triggered, could preclude us from working with other businesses with superior technologies or with whom we may prefer to partner with for other reasons.
We could experience delays in the development or delivery of our products to the extent our partners do not meet agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for any joint development project. There is also a risk of potential disputes with partners in the future, including with respect to intellectual property rights. Moreover, if our existing partner agreements were to be terminated, we may be unable to timely find alternative agreements on terms and conditions acceptable to us. Any of the foregoing could adversely affect our business, results of operations, and financial condition.
Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.
We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our new and enhanced products and services. As we ramp up our operations, we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by demand for our products and services. The fact that we have a limited operating history means we have limited historical data to project the demand for our products and services in the future. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. We may seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay, or cancel our planned activities, or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.
In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders’ interests. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.
The COVID-19 pandemic continues to impact our business and could materially and adversely affect our financial condition and results of operations.
The COVID-19 pandemic has spread worldwide, resulting in government authorities implementing numerous measures to try to contain the disease, such as travel bans and restrictions, quarantines, shelter-in-place orders, and shutdowns. These measures have impacted, and may further impact, our workforce and operations, the operations of our customers and our partners, and those of our manufacturers and suppliers.
The COVID-19 pandemic has increased economic and demand uncertainty. It continues to affect our business in both positive and negative ways, and there is uncertainty around its duration and impact. As the COVID-19 pandemic continues, the timing and overall demand from customers and the availability of supply chain, logistical services and component supply may have an adverse effect on our business and financial results. We primarily operate in China and have established joint ventures or other business branches globally including in Southeast Asia and Europe. Each of these countries and locations has been affected by the pandemic and has taken measures to try to contain it, including restrictions on manufacturing facilities, commerce, travel, on our support operations or workforce, or on our customers, partners, and suppliers. There is considerable uncertainty regarding the impact of such measures and potential future measures. Such measures, as well as restrictions or disruptions of transportation, such as reduced availability or increased cost of air transport, port closures and increased border controls or closures, could limit our capacity to meet customer demand and have a material adverse effect on our financial condition and results of operations. Since 2020, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to the operations of semiconductor manufacturers worldwide due to the COVID-19 pandemic. Starting from March 2022, with the new Omicron variant spreading rapidly in certain parts of China, many social restrictions and quarantine measures have been reintroduced and tightened, and there have been substantial disruptions and delays to the supply chain and warehousing and logistics networks that are critical to the business operations of our customers and business partners and of ourselves. Such disruptions and delays could expose us to several sources of delivery failures and component shortages.
The spread of COVID-19 has caused us to modify our business practices (including employee travel, mandatory work-from-home policies and cancellation of physical participation in meetings, events and conferences), and we may take further actions as required by government authorities and regulations or that we determine are in the best interests of our employees, customers, partners and suppliers. There is no certainty that such measures will be sufficient to mitigate the risks posed by the disease, and our ability to perform critical functions could be harmed.
The pandemic has also resulted in, and may continue to result in, significant disruption to global financial markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could adversely affect our liquidity. A recession or financial market correction resulting from the lack of containment and spread of COVID-19 could impact overall technology spending, adversely affecting demand for our products and services, our business, and the value of our common stock.
We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, including, but not limited to, the duration and continued spread of the pandemic, its severity, the actions to contain the disease or treat its impact, availability of vaccines or other treatments, further related restrictions on travel, and the duration, timing, and severity of the impact on consumer spending, supply chain and logistics networks, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material adverse effect on our business, results of operations, access to sources of liquidity, and financial condition, though the full extent and duration is uncertain.
We are subject to risks relating to the Restructuring.
Historically, we conducted our operation in mainland China through our subsidiaries in mainland China as well as through Hubei ECARX, our former consolidated VIE based in mainland China. Since early 2022, we have implemented the Restructuring and in connection therewith, we, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement in April 2022, pursuant to which, the VIE Agreements were terminated with immediate effect; in addition, as agreed between ECARX (Hubei) Tech, a wholly-owned mainland China subsidiary of ECARX, and Hubei ECARX (i) all of Hubei ECARX’s assets and related liabilities, contracts, intellectual properties and employees should be transferred to ECARX (Hubei) Tech and its subsidiaries, with certain exclusion which were inconsequential to our operations in 2020 and 2021 and which we believe will not subsequently have any material impact on our business operations or financial results, such as businesses and assets relating to surveying and mapping services, ICP businesses, and certain retained investments; (ii) all of Hubei ECARX’s businesses should be assumed and undertaken by ECARX (Hubei) Tech save for certain business activities that will continue to be undertaken by Hubei ECARX which were inconsequential to our operations in 2020 and 2021 and which we believe will not subsequently have any material impact on our business operations or financial results.
As of the date of this proxy statement/prospectus, the Restructuring has been completed and we do not have any VIE in China. See “Summary of the Proxy Statement/ Prospectus — Corporate Structure of ECARX.”
We are subject to several risks associated with the Restructuring. We are in the process of adjusting and may continue to make adjustment to our business operations as a result of the Restructuring and there is no assurance that such adjustment will be successful or beneficial to us. We may further experience a loss of continuity, loss of accumulated knowledge or loss of efficiency in connection with the Restructuring.
We may not be able to realize the potential financial or strategic benefits of business ventures, acquisitions or strategic investments and we may not be able to successfully integrate acquisition targets, which could impact our ability to grow our business, develop new products or sell our products.
We have completed a number of strategic long-term investments in recent years and we expect to continue to invest in other businesses that offer products, services, and technologies that we believe will help expand or enhance our existing products, strategic objectives, and business. While we believe that such transactions are an integral part of our long-term strategy, there are risks and uncertainties related to these activities, which could impair our ability to grow our business and have an adverse effect on our results of operations and financial conditions. Given that our resources are limited, the decision to pursue business ventures, acquisitions, and strategic alliances has opportunity costs. Accordingly, if we pursue a particular transaction, we may need to forgo the prospect of entering into other transactions that could help us achieve our strategic objectives. Additional risks related to business ventures, acquisitions, or strategic investments include, but are not limited to:
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difficulty in combining the technology, products, operations, or workforce of the acquired business with our business;

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diversion of capital and other resources, including management’s attention;

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assumption of liabilities and incurring amortization expenses, impairment charges to goodwill or write-downs of acquired assets;

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integrating financial forecasting and controls, procedures, and reporting cycles;

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coordinating and integrating operations in countries in which we have not previously operated;

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acquiring business challenges and risks, including, but not limited to, disputes with management and integrating international operations and joint ventures;

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difficulty in realizing a satisfactory return, if at all;

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difficulty in obtaining or inability to obtain governmental and regulatory consents and approvals, and other approvals or financing;

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potential failure in complying with governmental or regulatory restrictions placed on acquisitions;

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failure and costs associated with the failure to consummate a proposed acquisition or other strategic investment;

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legal proceedings initiated as a result of an acquisition or investment;

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the potential for our acquisitions to result in dilutive issuances of our equity securities;

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the potential variability of the amount and form of any performance-based consideration;

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uncertainties and time needed to realize the benefits of an acquisition or strategic investment, if at all;

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negative changes in general economic conditions in the regions or the industries in which we or our target operate;

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the need to determine an alternative strategy if an acquisition does not meet our expectations;

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potential failure of our due diligence processes to identify significant issues with the acquired assets or company; and

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impairment of relationships with, or loss of our or our target’s employees, vendors, and customers, as a result of our acquisition or investment.

We may incur material losses and costs as a result of warranty claims, product recalls, and product liabilities that may be brought against us.
We face an inherent business risk of exposure to warranty claims and product liability in the event that our products fail to perform as expected and, in the case of product liability, such failure of our products results in bodily injury or property damage. The fabrication process of our products is complex and precise. Our customers specify quality, performance, and reliability standards. If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in delivery and product re-work or replacement costs. Although we engage in extensive product quality programs and processes, these may not be sufficient to avoid product failures, which could cause us to:
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lose revenue;

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incur increased costs such as warranty expense and costs associated with customer support;

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experience delays, cancellations, or rescheduling of orders for our products;

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experience increased product returns or discounts; or

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damage our reputation.

All of these could adversely affect our financial condition and results of operations.
If any of our products are or are alleged to be defective, we may be required to participate in a recall involving such products. A recall claim brought against us, or a product liability claim brought against us in excess of our available insurance, may have a material adverse effect on our business.

We have limited insurance coverage, which could expose us to significant costs and business disruption.
We have limited liability insurance coverage for our products, services, and business operations. A successful liability claim against us, regardless of whether due to injuries suffered by our users could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.
Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.
Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas, who are or may in the future assume roles and positions in our affiliated entities or other business entities and may, as a result, not be able to devote their full efforts to our affairs. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.
Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talent in the areas of automotive intelligence technologies, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient trainings in a timely manner, and we will need to spend significant time and resources training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.
If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us, if any dispute arises between our executive officers or key employees and us, the relevant non-competition provisions may not be enforceable, especially under PRC laws, on the ground that we have not provided adequate compensation to them for their non-competition obligations.
Our management team has limited experience managing a public company.
Most of the members of our management team have limited experience in managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws and regulations pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and may divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.
We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.
Our business and prospects are affected by our ability to develop, maintain, and strengthen our brand. If we fail to do so we may lose the opportunity to build business relationships with critical customers. Promoting and positioning our brand will depend significantly on our ability to provide innovative and high quality products and services, in which we have limited experience. In addition, we expect that our ability to develop, maintain, and strengthen the brand will depend heavily on the success of our branding efforts. We market our brand through media, word-of-mouth, trade shows, and advertising. Such efforts may not achieve the desired results. If we do not develop and maintain a strong brand, our business, financial condition, results of operations, and prospects will be materially and adversely affected.
Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. From time to time, our products and our business operations in general are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect public perception about our products. Negative publicity about us, such as alleged misconduct, unethical business practices or other improper activities, or rumors relating to our business, directors, officers, employees, shareholders, affiliates or actual or potential business partners can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us, or perceived wrongdoings by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with or may cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse effect on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the automotive intelligence technologies, especially the autonomous driving technologies, or product or service quality problems of other players in the industry in which we operate, including our competitors, may also adversely affect our reputation and brand. In particular, given the popularity of social media, including Weixin and Weibo in China, any negative publicity, whether true or not, could quickly proliferate and harm customer and user perceptions and confidence in our brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial condition, and results of operations could be materially and adversely affected.
We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
We adopted a share incentive plan in 2019 and an additional incentive plan in 2021. For the years ended December 31, 2020 and 2021 and for the six months ended June 30, 2022, we recorded RMB11.4 million, RMB179.9 million (US$26.9 million) and RMB195.0 million (US$29.1 million) in share-based compensation expenses, respectively. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.
The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
Sales of our products and services depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to consumers’ perceived uncertainty in economic conditions, customers might delay, reduce, or cancel purchases of our products and our results of operations may be materially and adversely affected.
Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.
Natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.
Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease, Middle East respiratory syndrome, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.
We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.
Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.
We lease the premises for research and development, delivery and servicing centers, and offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our securities.
In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020 and 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. This has resulted in a number of accounting errors and omissions, including but not limited to the accounting for the complex transactions such as share based compensation and redeemable convertible preferred shares. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy this material weakness. See “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting.” However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weakness, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct this material weakness or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.
Once we become a public company in the United States, we will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2023 assuming the Business Combination is consummated in 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.
It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.
Shareholder claims or regulatory investigation that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland

China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulators of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulators in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China, and without the consent by the Chinese securities government authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests.
The Committee on Foreign Investment in the United States (“CFIUS”) may delay, prevent, or impose conditions on the Business Combination.
The Committee on Foreign Investment in the United States (“CFIUS”) has authority to review certain direct or indirect foreign investments in U.S. businesses. Among other things, CFIUS is authorized to require certain foreign investors to make mandatory filings and to self-initiate national security reviews of certain foreign direct and indirect investments in U.S. businesses if the parties to that investment choose not to file voluntarily. With respect to transactions that CFIUS considers to present unresolved national security concerns, CFIUS has the power to suspend transactions, impose mitigation measures, and/or recommend that the President block pending transactions or order divestitures of completed transactions when national security concerns cannot be mitigated. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, whether the target company is a U.S. business, the level of beneficial ownership and voting interests acquired by foreign persons, and the nature of any information, control or governance rights received by foreign persons. For example, any investment that results in “control” of a U.S. business by a foreign person is within CFIUS’s jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations further includes investments that do not result in control of a U.S. business by a foreign person but that afford foreign persons certain information or governance rights in a “TID U.S. business,” that is, a U.S. business that (1) produces, designs, tests, manufactures, fabricates, or develops “critical technologies”; (2) owns or operates certain “critical infrastructure”; and/or (3) maintains or collects “sensitive personal data.”
The Sponsor is a “foreign person” under CFIUS’s regulations. The Sponsor is organized under the laws of the Cayman Islands and its principal place of business is San Francisco, California. Mr. Jun Hong Heng, a Singapore national and a U.S. permanent resident (green card holder), exercises control over the Sponsor. Mr. Heng is the sole member of CC Acquisition Sponsor Manager, LLC, a Delaware limited liability company (with a principal place of business in San Francisco, California), that is the manager of the Sponsor (the “Manager”). Under the organizational documents of the Sponsor, management and control of the Sponsor have been vested exclusively in the Manager. Accordingly, Mr. Heng, as the sole member of the Manager, has voting and investment discretion with respect to the ordinary shares of COVA held of record by the Sponsor. In addition, the Sponsor and COVA have substantial ties to foreign persons, given that certain of the members of COVA’s board of directors and management are foreign persons and a majority of the funds invested in the Sponsor were provided by foreign persons.
The Sponsor held 20.0% of the ordinary shares of COVA as of September 30, 2022. Prior to COVA’s initial business combination, only holders of its COVA Founder Shares (which are all held by the Sponsor) have the right to vote on the appointment of directors. Holders of COVA’s Public Shares are not entitled to vote on the appointment of directors during such time. It is expected that upon the Closing, the Sponsor will hold between 1.6% and 2.1% of the ECARX Ordinary Shares. Pursuant to the Merger Agreement, subject to the terms and conditions of the Amended ECARX Articles, ECARX Holdings shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing, the board of directors of ECARX Holdings shall consist of seven directors, which shall include five directors determined by ECARX Holdings and two directors designated by COVA (the “COVA designees”). Neither COVA nor the Sponsor will have any right to further designate any directors, and following the Closing the COVA designees will stand for re-election to the board of directors of ECARX Holdings as any other independent director beginning with the ECARX Holdings’ first annual shareholder meeting following the Closing.
ECARX Holdings is organized under the laws of the Cayman Islands. It is not an operating company. It conducts its operations through its subsidiaries and its operations in China are currently conducted by its PRC subsidiaries. The operations of ECARX’s subsidiaries are focused in China and Europe. ECARX Holdings has no U.S. subsidiaries. ECARX Holdings and its subsidiaries have no place of business or physical locations in the United States, no employees or assets in the United States, and only a limited number of U.S.-based advisors.
CFIUS has broad discretion to interpret its regulations, and we cannot predict whether CFIUS may seek to review the Business Combination. If CFIUS were to determine that the Business Combination or any portion thereof is within its jurisdiction, it might request the parties submit a filing with respect to the Business Combination. A CFIUS review of the Business Combination could delay the completion of the Business Combination. And, if CFIUS identifies unresolved national security concerns as part of that review, CFIUS could impose conditions with respect to the Business Combination, recommend that the President of the United States prohibit the Business Combination, or if the Closing has occurred, recommend that the President of the United States order COVA to divest all or a portion of the ECARX Ordinary Shares that COVA acquired without first obtaining CFIUS approval. Moreover, should CFIUS determine that any parties to the Business Combination were required to make a filing with CFIUS but failed to do so, CFIUS could impose a civil penalty not to exceed $250,000 or the value of the relevant transaction, whichever is greater, on the parties it determines were subject to a mandatory filing requirement.
The time necessary for CFIUS review of the Business Combination or a decision by CFIUS to prohibit the Business Combination may also prevent the Business Combination from occurring within the applicable time period required under the COVA Articles, even if an extension is approved. These risks may limit the attractiveness of, and/or delay or prevent COVA from pursuing, the Business Combination or another proposed business combination should the Business Combination not be completed with certain target companies that COVA believes would otherwise be attractive to its and its shareholders.
If COVA is unable to consummate the Business Combination within the applicable time period required under the COVA Articles, COVA will be required to wind up, redeem and liquidate. In such event, COVA’s shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a business combination. Additionally, there will be no redemption rights or liquidating distributions with respect to COVA’s warrants, which will expire worthless in the event of our winding up.
In addition, depending on ECARX Holdings’ ultimate share ownership following the Business Combination and other factors, post-Closing ECARX Holdings may be deemed to be a foreign person under CFIUS’s regulations. If a future particular proposed investment by ECARX Holdings in a U.S. business falls within CFIUS’s jurisdiction, ECARX Holdings may determine that it is required to make a mandatory filing with CFIUS or that it will submit a filing to CFIUS on a voluntary basis, or, if a filing is not mandatory, ECARX Holdings may determine to proceed with such investment without submitting to CFIUS and risk CFIUS intervention, before or after closing such investment.
Risks Relating to Doing Business in China
The PRC government has significant oversight and discretion over our business operations, and it may influence or intervene in our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities.
A major part of our operations is located in China. The PRC government has significant authority to influence and intervene in the China operations of an offshore holding company, such as ECARX, at any time. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures to underscore the importance of the utilization of market forces for economic reform, the divestment of state ownership in productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through resources allocation, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to selected industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among different sectors of the economy. The Chinese government has implemented various measures to generate economic growth and guide the allocation of resources. Some of these measures may benefit the Chinese economy overall, but may have a negative effect on us. Any slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.
The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little or no advance notice. In particular, the legal system in mainland China is based on written statutes, and court decisions have limited precedential value. The interpretations of many laws, regulations, and rules in mainland China are done inconsistently, subjecting the enforcement of the same to a great deal of uncertainties. From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. However, since the administrative authorities in mainland China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding in mainland China than in more developed legal systems. Furthermore, the PRC legal system is, in part, based on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.
Laws and regulations concerning our industries are also constantly evolving in China and the PRC government authorities may further promulgate new laws and regulations regulating our industries and other businesses we have already engaged in or may further expand into in the future. Although we have taken measures to comply with and avoid violation of applicable laws and regulations, we cannot assure you that our practice is and will remain in full compliance with applicable PRC laws and regulations.
In addition, the PRC government may regulate or intervene in our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the recently issued Opinions on Severely Cracking Down on Illegal Securities Activities According to Law emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by mainland China-based companies. These opinions propose to take effective measures, such as promoting the establishment of relevant regulatory systems, to deal with the risks and incidents facing mainland China-based overseas-listed companies, and fulfill the demand for cybersecurity and data privacy protection. These opinions and any future related implementation rules may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of these opinions are absent in several material respects at this time.
Therefore, we cannot assure you that we will remain fully compliant with any new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with applicable laws and regulations may significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six different PRC regulatory authorities in 2006 and amended in 2009, purports to require offshore special purpose vehicles that are controlled by PRC domestic companies, or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether we are able to and how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or any delay in obtaining CSRC approval for our listing may subject us to sanctions imposed by the CSRC and other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which, among others, emphasizes the need to strengthen cross-border regulatory cooperation and the administration and supervision of mainland China-based issuers, and to establish a comprehensive regulatory system for the application of mainland PRC capital market laws and regulations outside mainland China. Subsequently, on December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Overseas Listing Rules. According to the draft Overseas Listing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. If a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of its assets through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major operating entity in mainland China (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if the following conditions are met with respect to such issuer: (i) the operating income, gross profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are citizens of mainland China or have their ordinary residence in mainland China, or if its main place of business is in mainland China or if its business operation is primarily conducted in mainland China. The draft Overseas Listing Rules also draw the regulatory redline for overseas offerings and listings by PRC domestic companies. In addition, according to the draft Overseas Listing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) any material change to equity structure or a change of control of the issuer; and (iii) any material change to the offering and listing plan. The reporting entity shall also submit a report to the CSRC after the completion of the initial public offering and listing. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; and (iii) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer would necessitate a filing with the CSRC within three business days thereafter. Failure to comply with the applicable filing requirements may result in fines being imposed on the relevant PRC domestic companies and their controlling shareholders and other responsible person, suspension of such PRC domestic companies’ businesses, and revocation of their business licenses and operation permits. For more details of the Opinions and the Overseas Listing Rules, see “Information about ECARX —Government Regulations — Regulation on Mergers and Acquisitions and Overseas Listing.”
As of the date of this proxy statement/prospectus, the draft Overseas Listing Rules remains in draft form. The draft Overseas Listing Rules may be further amended and there are substantial uncertainties as to when and in what form will the rules be enacted. The draft Overseas Listing Rules are also silent on detailed requirements relating to the substance and form of the documents to be filed, and the CSRC may subsequently formulate and publish guidelines in this regard. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the said rules will apply to future offerings and listings, including initial public offerings of private PRC domestic companies and follow-on offerings by PRC domestic companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC domestic companies that are already listed overseas and will allow sufficient time for transition. Both the draft Overseas Listing Rules and the Q&A, however, are silent on the requirements applicable to any offering or listing that commences prior to the enactment of the draft Overseas Listing Rules but the completion of which occurs after the draft Overseas Listing Rules becomes effective.
In addition, on December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the issuance of the Revised Review Measures, an official of the CAC indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with securities regulators outside mainland China. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited. Given the recency of the issuance of the Revised Review Measures and its pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to its interpretation and implementation. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which provide that if a data processor that processes personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Pending the finalization, adoption, enforcement and interpretation of these new measures and regulations, we cannot rule out the possibility that the measures and regulations may be enacted, interpreted or implemented in ways that will negatively affect us.

On April 2, 2022, the CSRC and several other administrations jointly released the revised Provisions on Strengthening Confidentiality and Archiving Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules. The Draft Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Draft Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of PRC domestic companies, the PRC domestic companies are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to discharge their confidentiality and archives management responsibilities; (ii) if a PRC domestic company is required to publicly disclose or provide to any securities companies, accounting firms or other securities service providers or overseas regulators, any materials that contain state secrets or are sensitive (i.e. having detrimental impact on national security or public interest if divulged), during the course of its overseas offering or listing, the PRC domestic company should obtain required approvals, and complete applicable filings and other regulatory procedures; and (iii) working papers produced in China by securities companies and other securities service institutions, who provide such PRC domestic companies with securities services during their overseas issuance and listing, should be stored in mainland China, and the transmission of any such working papers to recipients outside mainland China must be approved by competent PRC authorities.
As of the date of this proxy statement/prospectus, ECARX has not been involved in any investigations on cybersecurity review initiated by the CAC and ECARX has not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, CSRC or any other PRC authorities. Based on the opinion of our mainland China legal counsel, Han Kun Law Offices, according to its interpretation of the currently in effect mainland PRC laws and regulations, we believe that, as of the date of this proxy statement/prospectus, the completion of the Transactions, including the issuance of its securities to foreign investors in connection with the Business Combination, does not require the application or completion of any cybersecurity review or any other permission or approval from government authorities in mainland China including the CSRC. However, given (i) the uncertainties with respect to the enactment, implementation and interpretation of the draft Overseas Listing Rules and laws and regulations relating to data security, privacy and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. In other words, the application and completion of a cybersecurity review and other permissions and approvals from PRC government authorities, including the CSRC, may be required in connection with the Transactions.
If (i) we do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) ECARX inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for ECARX to obtain any permission, review or filing in the future, ECARX may have to expend significant time and costs to comply with these requirements. If ECARX is unable to do so, on commercially reasonable terms, in a timely manner or otherwise, it may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and ECARX’s ability to conduct its business, invest into China as foreign investments or accept foreign investments, complete the Transactions, or list on a U.S. or other overseas exchange may be restricted, and its business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, ECARX’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of ECARX’s securities may significantly decline and such securities may become worthless. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless,” and “Risk Factors — Risks Relating to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”
If it is determined in the future that approval from or filing with CSRC, CAC or other governmental agencies are required for our listing or for this offering, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining clearance of such approval or completing such filing procedures for our listing or this offering, or a rescission of any such approval if obtained by us, would subject us to regulatory actions or other sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek required government authorization in respect of the same. These government authorities may impose fines, restrictions and penalties on our operations in China, such as suspension of our apps, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside mainland China, limit our operating privileges in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The PRC government authorities may also take actions requiring us, or making it advisable for us, to suspend this offering before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.
In addition, if CSRC or other government authorities subsequently promulgate new rules or issue explanations mandating that we complete filings or obtain approvals, registrations or other kinds of authorizations for this offering or our previous offerings, we cannot assure you that we will be able to obtain such approvals or authorizations (or that once obtained such approvals or authorizations will not be revoked), or to complete the required procedures (including filing procedures) or other requirements in a timely manner, or at all, or to obtain any waiver of the aforesaid regulatory requirements if and when procedures are established to obtain such a waiver. All of these could have a material adverse effect on the trading price of our securities and could significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this proxy statement/prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to fully conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB.
As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Assuming the Business Combination is consummated in 2022, our securities will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2025 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2024 if proposed changes to the law are enacted. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCAA was signed into law on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. In accordance with the HFCAA and assuming the Business Combination is consummated in 2022, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2025 if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2024 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, our securities may be delisted.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will be able to conduct inspections of PCAOB-registered public accounting firms headquartered in China before the issuance of our financial statements on Form 20-F for the year ending December 31, 2024 which is due by April 30, 2025, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our securities could be prohibited from trading in the United States as early as 2024.
Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.
On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. As such, the offering of our securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.
The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC domestic companies, which could make it more difficult for us to pursue growth through acquisitions in China.
A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by NDRC and the MOFCOM in December 2020 and came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic company. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over PRC domestic companies that raise “national security” concerns are subject to strict review by NDRC and the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.
In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules.
On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The 2019 PRC Foreign Investment Law and its Implementation Rules embody a regulatory trend in mainland China that aims to bring its foreign investment regulatory regime in line with prevailing international practices, and represent the legislative endeavors to unify corporate legal requirements applicable to foreign and domestic investments. However, since the 2019 PRC Foreign Investment Law and its Implementation Rules are relatively new, substantial uncertainties exist with respect to their interpretations and implementations.
The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. While ECARX’s mainland China subsidiaries are not currently subject to foreign investment restrictions as set forth in the presently effective Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, it is uncertain whether any of their business operation will be subject to foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any part of our business operation falls in the “negative list” or if the interpretation and implementation of the 2019 PRC Foreign Investment Law and any future “negative list” mandate further actions, such as market entry clearance granted by the PRC Ministry of Commerce, we face uncertainties as to whether such clearance can be timely obtained, or at all. We cannot assure you that the relevant government authorities will not interpret or implement the 2019 PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.

Regulations in mainland China of loans to and direct investment in PRC domestic companies by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in mainland China primarily through our mainland China subsidiaries. We may make additional capital contributions or loans to our mainland China subsidiaries, which are treated as foreign invested enterprises under the law in mainland China. Any loans by us to our mainland China subsidiaries are subject to regulations and foreign exchange loan registrations of mainland China. For example, with respect to the registration, loans by us to our mainland China subsidiaries to finance their activities must be registered with the relevant local counterpart of the State Administration of Foreign Exchange of the PRC, or SAFE, or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (i) if the relevant mainland China subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries; and (ii) if the relevant mainland China subsidiaries adopt the relatively new foreign debt mechanism, the outstanding amount of loans shall not exceed 200% of the net asset of the relevant mainland China subsidiaries. We may also finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be reported to or filed or registered with the MOFCOM, and the SAMR, or their local counterparts.
Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on December 30, 2019, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that Renminbi converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes.
Under the laws and regulations in mainland China, we are permitted to utilize the proceeds of any financing outside mainland China to fund our mainland China subsidiaries by making loans to or additional capital contributions to our mainland China subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside mainland China to fund the establishment of new entities in mainland China by our mainland China subsidiaries, to invest in or acquire any other PRC domestic companies through our mainland China subsidiaries.
We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a holding company, and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations in mainland China permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with the accounting standards and regulations in mainland China. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital.

As of June 30, 2022, most of our mainland China subsidiaries at that time had not made appropriations to statutory reserves as our mainland China subsidiaries at that time reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Information about ECARX — Government Regulations — Regulation on Dividend Distribution.”
Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the incurrence of indebtedness by our mainland China subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our mainland China subsidiaries to pay dividends to us.
Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “— If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”
Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.
China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.
In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.
Companies registered and operating in mainland China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to the extent required by law.
As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. If we are found to have violated applicable labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be adversely affected.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.
For additional information, please see the section entitled “Enforceability of Civil Liability.”
Fluctuations in exchange rates could have a material and adverse effect on our results of operations.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our securities in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.
Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations in mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Moreover, certain information presented in this proxy statement/prospectus has been converted from Renminbi to U.S. dollars at a rate of RMB6.6981 to US$1.00. While such conversions are provided for convenience only, any appreciation or depreciation in the value of Renminbi relative to the U.S. dollar could cause the results of conversion using a rate that is different from the foregoing rate to differ materially from those contained in this proxy statement/prospectus.
Governmental control of currency conversion may limit our ability to utilize our revenues effectively.
The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under existing foreign exchange regulations in mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into a foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. See “Information about ECARX — Government Regulations —Regulation on Foreign Exchange.”
Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in Renminbi. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholder.
Regulations in mainland China relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under the law of mainland China.
SAFE requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Information about ECARX — Government Regulations — Regulation on Foreign Exchange — Offshore Investment by PRC Residents.”
If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under the law of mainland China for evasion of applicable foreign exchange restrictions.
However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make any registrations or obtain any approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject plan participants in mainland China or us to fines and other legal or administrative sanctions.
Under SAFE regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Information about ECARX — Government Regulations — Regulation on Labor — Employee Stock Incentive Plan.” We and our mainland China resident employees who participate in our share incentive plans are subject to these regulations since we became a public company listed in the United States. If we or any of these resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC laws.
Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.
Our mainland China subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation, or the SAT, issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals in mainland China or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC domestic company or a PRC domestic company group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to enterprise income tax in mainland on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.
We believe that none of our entities outside of mainland China is a mainland China resident enterprise for tax purposes. However, the tax resident status of an enterprise is subject to determination by the tax authorities in mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-mainland China resident enterprises. In addition, non-mainland China resident enterprise shareholders may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-mainland China individual shareholders and any gain realized on the transfer of ordinary shares by such holders may be subject to mainland China tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from mainland China sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-mainland China shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise.
We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.
We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China resident enterprise to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC domestic company. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “ECARX’s Management’s Discussion and Analysis of Financial Condition and Result of Operations — Taxation — China.”
As of June 30, 2022, most of our subsidiaries at that time located in mainland China reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.
We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.
In February 2015, the State Administration of Taxation, or the SAT, issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-mainland China resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-mainland China resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the tax authority in mainland China may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring tax in mainland China. As a result, gains derived from such indirect transfer may be subject to enterprise income tax in mainland China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, the SAT issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.
We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. The tax authorities in mainland China may pursue such non-mainland China resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-mainland China resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-mainland China resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.
If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.
Under PRC laws, legal documents of PRC domestic companies for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our mainland China subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our mainland China entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our mainland China subsidiaries, we or our mainland China subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.
Our leased property interest or entitlement to other facilities or assets may be defective or subject to lien and our right to lease, own or use the properties affected by such defects or lien challenged, which could cause significant disruption to our business.
Under the laws in mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in mainland China, some of which have not completed the registration of the ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.
Some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. Meanwhile, registered mortgage of property right exists over certain leased properties before such properties are leased to some of our mainland China subsidiaries. In addition, some registered addresses of mainland China subsidiaries are inconsistent with the actual operating addresses, and the actual uses of some land leased to some of our mainland China subsidiaries are inconsistent with the planned use indicated on the ownership certificate of such land. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. In addition, we may not be able to renew our existing lease agreements before their expiration dates, in which case we may be required to vacate the properties. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.
Risks Relating to Government Regulation
Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, or otherwise harm our business and results of operations.
The offering of our products and services involves the collection, storage, and transmission of data and we face significant challenges with respect to cybersecurity, privacy, data protection and information security amid a complex and evolving regulatory framework in China and other geographies that we operate in.

In response to the PRC government authorities’ move to tighten the regulatory framework governing data security, cybersecurity and privacy, we initiated an internal process in September 2021 to transfer the rights of our mainland China subsidiaries and of Hubei ECARX, our former VIE, to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu. The transfer was completed in December 2021 and as of the date of this proxy statement/prospectus, our mainland China subsidiaries do not have any right to access or process any personal data other than a limited amount of such data relating to the employees and business partners of ECARX and 4,000 to 5,000 vehicle identification numbers provided by OEMs in association with the provision of product repair and maintenance services by ECARX. We have entered into a procurement framework agreement with Zhejiang Huanfu in January 2022 and concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to discharge our outstanding obligations to provide certain data-related services to its customers.
Information stored on our systems may be targeted in cyber-attacks, including computer viruses, worms, phishing attacks, malicious software programs, and other information security breaches, which could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of such information. If cybercriminals are able to circumvent our security measures, or if we are unable to detect and prevent an intrusion into our systems, data stored with us may be compromised and susceptible to unauthorized access, use, disclosure, disruption, modification, or destruction, which could subject us to liabilities, fines and other penalties. Additionally, If any of our employees accesses, converts, or misuses any sensitive information, we could be liable for damages, and our business reputation could be damaged or destroyed. Any actual or perceived breach of our security could damage our reputation, cause existing users to discontinue the use of our products and services, prevent us from attracting new users, or subject us to third- party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results, or financial condition.
We have adopted strict information security policies and deployed advanced security measures to comply with these requirements and to prevent data loss and other security breaches, including, among others, advanced encryption technologies. Nonetheless, these measures could be breached as a result of third-party action, employee error, third- party or employee malfeasance or otherwise. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, we may not be able to anticipate these techniques and implement adequate preventative or protective measures.
We are subject to a multitude of laws and regulations that are aimed to address information security, privacy, and the collection, storing, sharing, use, disclosure, protection of data in various jurisdictions.
Specifically, our operations in China are subject to a variety of PRC laws and regulations covering cybersecurity, privacy, data protection and information security and the PRC government authorities have recently heightened their supervision on the protection of data security by initiating investigations on certain companies in mainland China regarding their cybersecurity and use of personal information and data, and enacted and implemented laws and regulations and proposed additional regulatory agenda concerning data protection and privacy, under which internet service providers and other network operators are required to, amongst others, clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent, to establish user information protection systems with appropriate remedial measures and to address national security concerns.
According to the PRC National Security Law, the state shall establish institutions and mechanisms for national security review and regulation and conduct national security review on key technologies and IT products and services that affect or may affect national security.
In November 2016, the Standing Committee of the National People’s Congress, or the SCNPC, released the Cyber Security Law, which took effect in June 2017. The Cyber Security Law requires network operators to conduct certain activities relating to the protection of internet security and the strengthening of network information management. Under the said law, network operators, including ECARX, are obligated to provide assistance and support in accordance with the law to public security and national security authorities to safeguard national security, and to assist with criminal investigations. In addition, the Cyber Security Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in mainland China should be stored in mainland China, and the law prescribes heightened scrutiny over and imposes additional security obligations on operators of critical information infrastructure. Further, according to the Measures for Cybersecurity Review, which was promulgated by the Cyberspace Administration of China and certain other PRC government authorities in April 2020 and became effective in June 2020, and was later replaced by the Revised Review Measures taking effect from February 15, 2022, operators of critical information infrastructure must pass a cybersecurity review when procuring network products and services which actually affect or may affect national security. On July 30, 2021, the State Council promulgated the Regulations of Security Protection for Critical Information Infrastructure, or the CII Protection Regulations, which became effective on September 1, 2021. The CII Protection Regulations clarifies that, among others, critical information infrastructures, or CIIs, refer to important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense technology industry and others that may seriously harm national security, national economy and people’s livelihood and public interests when they are damaged, disabled or suffer from data leakage. The competent supervisory departments of these important industries will make rules for and administer the identification of CII and promptly notify the operators of CII and the Public Security Department of the State Council of the results thereof. Pursuant to these provisions, the relevant government authorities are responsible for formulating rules for the identification of CII with reference to factors set forth in the provisions, and should further arrange for CII identification to be conducted in certain industries and fields in accordance with such rules. The relevant authorities shall also notify operators who are being identified as critical information infrastructure operators, or CIIOs. On December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the previously existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review. The foregoing rules and regulations were newly issued and the PRC government authorities may further enact detailed rules or issue guidance with respect to the interpretation and implementation of these rules and regulations, including rules on the identification of CII in different industries and fields and the exact definition of “online platform operator”. As such it remains uncertain whether ECARX or other operators ECARX provide network products and services to may be identified as CIIOs or “online platform operator”. If ECARX provide or are deemed to be providing network products and services to CIIOs, or if ECARX are deemed to be a CIIO or “online platform operator,” ECARX would be required to follow the relevant cybersecurity review procedures and subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. During such review, ECARX may be required to suspend new user registration in mainland China and/or experience other disruptions to its operations. Such review, if undertaken, could also result in negative publicity with respect to ECARX and diversion of the managerial and financial resources of ECARX. Furthermore, if ECARX are identified as a CIIO, additional obligations will be imposed on ECARX with respect to the protection of CII according to the Cyber Security Law, including the obligation to set up a special security administration department and to conduct security background review on persons in charge of such department or holding other key positions in such department. If ECARX is identified as an “online platform operator” and its data processing activities are considered to be affecting or may affect national security, ECARX might be subject to a cybersecurity review. Because the Revised Review Measures do not define “online platform operator” or clarify the meaning of “affects or may affect national security,” and given the PRC government authority’s discretion to initiate a cybersecurity review, it is possible that ECARX would be subject to an ex officio cybersecurity review. If ECARX is subject to a cybersecurity review, it may be ordered to, among others, suspend all of its business activities. Failure to complete the cybersecurity review could result in penalties such as fines, suspension of business, closing down of websites, revocation of business licenses and permits, any of which could have a material adverse effect on ECARX’s business and results of operations.

On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which set out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft regulations require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. It remains to be seen when and in what form will the draft Regulations on Network Data Security Management be enacted, although based on the current provisions being proposed, we will be required to carry out an annual data security review and comply with the relevant reporting obligations after we have completed our listing outside mainland China.
On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for, amongst others, data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.
On August 20, 2021, the Personal Information Protection Law was promulgated by the Standing Committee of the National People’s Congress and took effect on November 1, 2021. The law integrated previously scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly transmission of personal information in accordance with law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within mainland China, as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. As a result, all of our subsidiaries, whether within or outside mainland China, could potentially become subject to the Personal Information Protection Law. The Civil Code promulgated in 2020 also contains specific provisions regarding the protection of personal information. Given the novelty of these laws and regulations, there are substantial uncertainties with respect to their interpretation and implementation and additional laws and regulations on this subject may be promulgated in the future which may in turn impose further requirements on us. We cannot guarantee that we will or will continue to be in compliance with all regulatory requirement that will be imposed on us, and we may be faced with additional compliance expenses, increased obligations, and potential liability and negative publicity for non-compliance.
On February 10, 2022, the MIIT issued the draft Administrative Measures for Data Security in the Field of Industry and Information Technology, or the Draft Data Security Measures in the IT Field, which stipulates that all businesses which handle industrial and telecoms data in mainland China are required to categorize such information into “general,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Industrial data refer to data produced and collected in the course of research and development design, manufacturing, operation and management, operating and maintenance, and platform operation in various sectors and fields of industry. Telecoms data refer to the data generated and collected in the course of telecommunications business operations.
Given that the Draft Data Security Measures in the IT Field is published for public comments only, it remains uncertain as to whether and in what form would the final measures be enacted. We are unable to evaluate or predict the impact of these draft measures at present, but we will closely monitor and assess any development in the rule-making process. Nonetheless, we cannot assure you that these laws, once enacted, would not have a material adverse effect on ECARX’s business, financial condition and results of operations.

On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which further emphasized the need to strengthen cross-border regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission and confidential information management, and stipulated that efforts will be made to revise the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures.
Furthermore, on July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfers, which took effect on September 1, 2022 and aims to establish a continuous assessment and monitoring mechanism with respect to cross-border data transfers. It applies to the security assessment of important data and personal information that is collected and generated in the course of operations within mainland China and to be provided abroad by data processors.
For a comprehensive discussion on the aforementioned laws and regulations, see “Information about ECARX — Government Regulations — Regulation on Cyber Security and Privacy Protection.”
We expect that PRC operations in the areas referenced above will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks. We are closely monitoring the development in the regulatory landscape and we are constantly in the process of evaluating the potential impact of the Cyber Security Law, the Civil Code, the Data Security Law, the Personal Information Protection Law and other relevant laws and regulations on our current business practices. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like ECARX. If further changes to our business practices are required under the evolving regulatory framework governing cybersecurity, information security, privacy and data protection in China, our business, financial condition and results of operations may be adversely affected.
As of the date of the prospectus, we have not been informed that we are a critical information infrastructure operator or a “data processor” carrying out data processing activities that affect or may affect national security by any government authority, and it is uncertain whether we would be categorized as such under the law of mainland China. As of the date of this proxy statement/prospectus, we have not been involved in any investigations on cybersecurity review made by the CAC and we have not received any official inquiry, notice, warning, or sanctions in this respect. We cannot rule out the possibility that the foregoing measures may be enacted, interpreted or implemented in ways that will negatively affect us. There is also no assurance that we would be able to accomplish any review (including the cybersecurity review), obtain any approval, complete any procedures, or comply with any other requirements applicable to us in a timely manner, or at all, if we are subject to the same. In the event of non-compliance, we may be subject to government investigations and enforcement actions, fines, penalties, and suspension of our noncompliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.
Aside from our operations in China, we are also required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored.
We generally comply with industry standards and are subject to the terms of our own privacy policies. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by laws, regulations, industry standards, or contractual obligations. Changes in existing laws or regulations or adoption of new laws and regulations relating to privacy, data protection and information security, particularly any new or amended laws or regulations that require enhanced protection for certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase our cost in providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Compliance with these laws and regulations could cause us to incur substantial costs, and may place restrictions on the conduct of our business and the manner in which we interact with our users or require us to change our business practices, including our data practices, in a manner adverse to our business. Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings, services or platform could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. We cannot assure you that we will or will be able to comply with such laws and regulations regarding cybersecurity, privacy, data protection and information security in all respects and any failure or perceived failure to comply with the same may result in inquiries or other proceedings being instituted against, or other actions, decisions or sanctions being imposed on us by government authorities, users, consumers or other parties, including warnings, fines, penalties, directions for rectifications, service suspension or removal of our application from application stores, as well as in negative publicity on us and damage to our reputation, any of which could cause us to lose users and business partners and have a material adverse effect on our operations, revenues and profits.
We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.
We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.
We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. These interactions subject us to an increasing level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, consultants, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations.
We plan to expand our business and operations internationally to various jurisdictions in which we do not currently operate and where we have limited operating experience, all of which exposes us to business, regulatory, political, operational and financial risk.
One of our key business strategies is to pursue international expansion of our business operations and market our products in multiple jurisdictions.
As a result, our business is and we expect that our business will be subject to a variety of risks associated with doing business internationally, including an increase in our expenses and diversion of the management’s attention from other aspects of our business. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:
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political, social and/or economic instability;

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risks related to governmental regulations in foreign jurisdictions and unexpected changes in regulatory requirements and enforcement;

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fluctuations in currency exchange rates;

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higher levels of credit risk and payment fraud;

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burdens of complying with a variety of foreign laws;

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complexities and difficulties in obtaining intellectual property protection and reduced protection for intellectual property rights in some countries;

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difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations and subsidiaries;

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management of tax consequences and compliance; and

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other challenges caused by distance, language, and cultural differences, making it harder to do business in certain international jurisdictions.

In addition, we may be subject to increased regulatory risks and local competition in various jurisdictions where we plan to expand operations but has limited operating experience. Such increased regulatory burden and competition may limit the available market for our products and services and increase the costs associated with marketing the products and services where we are able to offer our products. If we are unable to manage the complexity of global operations successfully, or fail to comply with any of the regulations in other jurisdictions, our financial performance and operating results could suffer.
Risks Relating to Intellectual Property and Legal Proceedings
We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs.
Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, services, or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of intellectual property relating to our design, software, or technologies could be found to infringe upon existing intellectual property rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:
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cease selling or incorporating certain components into our products or services, or offering products or services that incorporate or use the challenged intellectual property;

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pay substantial damages;

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seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;

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redesign our products; or

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establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our subsequent failure or inability to obtain a license for the infringed technology or other intellectual property right, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection, and confidentiality and license agreements with our employees and others to protect our proprietary rights. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.
Implementation and enforcement of laws in mainland China relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in mainland China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.
As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.
As of June 30, 2022, we had 407 registered patents and 326 pending patent applications in mainland China. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications are granted and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technologies. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.
In addition to patented technologies, we rely on our unpatented proprietary technologies, trade secrets, processes, and know-how.
We rely on proprietary information, such as trade secrets, know-how, and confidential information, to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services, or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors, and third parties. However, we cannot guarantee that we have entered into such agreements with every party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed, whether lawfully or otherwise, to or independently developed by a competitor or other third party, it could have a material adverse effect on our business, operating results, and financial condition.
We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is a risk that third parties may obtain unauthorized access to and improperly utilize or disclose our proprietary information, which would harm our competitive advantages. We may not be able to detect or prevent the unauthorized access to or use of our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages, or the damages may not be capable of being mitigated or remedied.
We depend on information technology to conduct our business. Any significant disruptions to our information technology systems or facilities, or those of third parties with which we do business, such as disruptions caused by cyber-attacks, could adversely impact our business.
Our ability to keep our business operating effectively depends on the functional and efficient operation of information technology systems and facilities, both internally and externally. We rely on these systems to, among other things, make a variety of day-to-day business decisions as well as to record and process transactions, billings, payments, inventory, and other data, in many currencies, on a daily basis, and across numerous and diverse markets and jurisdictions. Our systems, as well as those of our customers, suppliers, partners, and service providers, also contain sensitive confidential information or intellectual property and are susceptible to interruptions, including those caused by systems failures, cyber-attacks, and other natural or man-made incidents or disasters, which may be prolonged or go undetected. Cyber-attacks, both domestically and abroad, are increasing in their frequency, sophistication, and intensity, and have become increasingly difficult to detect. Although we have and continue to take precautions to prevent, detect, and mitigate such events, a significant or large-scale interruption of our information technology systems or facilities could adversely affect our ability to manage and keep our operations running efficiently and effectively, and could result in significant costs, fines or litigation. An incident that results in a wider or sustained disruption to our business or products could have a material adverse effect on our business, financial condition, and results of operations.
Additionally, certain of our products contain complex information technology systems designed to support today’s increasingly connected vehicles, and could be susceptible to similar interruptions, including the possibility of unauthorized access. Further, as we transition to offering more cloud-based solutions which are dependent on the Internet or other networks to operate, we may increasingly be the target of cyber threats, including computer viruses or breaches due to misconduct of employees, contractors, or others who have access to our networks and systems, or those of third parties with which we do business. Although we have designed and implemented security measures to prevent and detect such unauthorized access or cyber threats from occurring, we cannot assure you that vulnerabilities will not be identified in the future, or that our security efforts will be successful. Any unauthorized access to our components could adversely affect our brand and harm our business, prospects, financial condition, and operating results. Further, maintaining and updating these systems may require significant costs and often involves implementation, integration, and security risks, including risks that we may not adequately anticipate the market or technological trends or that we may experience unexpected challenges that could cause financial, reputational, and operational harm. However, failing to properly respond to and invest in information technology advancements may limit our ability to attract and retain customers, prevent us from offering similar products and services as those offered by our competitors or inhibit our ability to meet regulatory or other requirements.
To date, we have not experienced a system failure, cyber-attack or security breach that has resulted in a material interruption in our operations or material adverse effect on our financial condition. While we continuously seek to expand and improve our information technology systems and maintain adequate disclosure controls and procedures, we cannot assure you that such measures will prevent interruptions or security breaches that could adversely affect our business.
We use open source software, which may pose particular risks to our proprietary software and source code. We may face claims from open source licensors claiming ownership of, or demanding the release of, the intellectual property that we developed using or derived from such open source software.
We use open source software in our proprietary software and will use open source software in the future. Companies that incorporate open source software into their proprietary software and products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses to third parties at no cost, if we combine our proprietary software with open source software in certain manners. Although we monitor our use of open source software, we cannot assure you that all open source software is reviewed prior to use in our software, that our developers have not incorporated open source software into our proprietary software, or that they will not do so in the future. In addition, companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their proprietary software. If an author or other third party that distributes such open source software were to allege that we have not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our proprietary software. In addition, the terms of open source software licenses may require us to provide software that we develop using such open source software to others on unfavorable license terms.
As a result of our current or future use of open source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our proprietary software, discontinue making our proprietary software available in the event re-engineering cannot be accomplished on a timely basis or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.
Risks Relating to COVA and the Business Combination
COVA’s current directors’ and executive officers’ affiliates own COVA Shares that will be worthless if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.
If the Business Combination or another business combination is not consummated by February 9, 2023 (or such later date as may be approved by COVA’s shareholders in an amendment to the COVA Articles), COVA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding COVA Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, liquidating and dissolving. In such event, the 7,500,000 COVA Founder Shares held by the Sponsor, which were acquired prior to the IPO for an aggregate purchase price of US$25,000, and the

8,872,000 COVA Private Warrants held by the Sponsor, which were acquired concurrently with the IPO for an aggregate purchase price of US$8.9 million, would be worthless because the holders of the COVA Founder Shares are not entitled to participate in any redemption or liquidating distribution with respect to these shares and the COVA Private Warrants will not be exercisable. On the other hand, if the Business Combination is consummated, each outstanding COVA Founder Share outstanding immediately prior to the Business Combination will convert into one ECARX Ordinary Share, subject to adjustment described herein, at the closing, and each COVA Warrant will be converted into an ECARX Warrant. Based on the closing price of COVA’s Public Shares of US$10.01 on Nasdaq on November 8, 2022, the record date for the extraordinary general meeting, the COVA Founder Shares, if unrestricted and freely tradable, would be valued at US$75,075,000. Based on the closing price of COVA’s Public Warrants of US$0.0347 on Nasdaq on November 8, 2022, the record date for the extraordinary general meeting, the COVA Private Warrants would be valued at approximately US$307,858. Given (i) the differential in the purchase price that the Sponsor paid for the COVA Founder Shares as compared to the price of the COVA Public Shares, (ii) the differential in the purchase price that the Sponsor paid for the COVA Private Warrants as compared to the price of the COVA Public Warrants, and (iii) the substantial number of ECARX Ordinary Shares that the Sponsor will receive upon conversion of the COVA Founder Shares and/or COVA Private Warrants, the Sponsor and these directors can earn a positive return on their investment, even if COVA Public Shareholders have a negative return on their investment.
The exercise of COVA’s directors’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in COVA’s best interest.
In the period leading up to the Closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require COVA to agree to amend the Merger Agreement, to consent to certain actions taken by ECARX or to waive rights that COVA is entitled to under the Merger Agreement. Such events could arise because of changes in the course of ECARX’s business, a request by ECARX to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on ECARX’s business or could entitle COVA to terminate the Merger Agreement. In any of such circumstances, it would be at COVA’s discretion, acting through the COVA board of directors, to grant its consent or waive those rights; provided that under the terms of the Merger Agreement, such consent or waiver in certain cases is not to be unreasonably withheld. The existence of financial and personal interests of one or more of the directors may result in conflicts of interest on the part of such director(s) between what he, she or they may believe is best for COVA and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, COVA does not believe there will be any changes or waivers that COVA’s directors and officers would be likely to make after shareholder approval of the Business Combination Proposal and Merger Proposal have been obtained. While certain changes could be made without further shareholder approval, COVA will circulate a new or amended proxy statement/prospectus and resolicit COVA shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal and Merger Proposal. As a matter of Cayman Islands law, the directors of COVA are under a fiduciary duty to act in the best interest of COVA.
COVA may be forced to close the Business Combination even if it determines that it is no longer in COVA shareholders’ best interest.
COVA Public Shareholders are protected from a material adverse event of ECARX arising between the date of the Merger Agreement and the date of the extraordinary general meeting, primarily by the right to redeem their COVA Public Shares for a pro rata portion of the funds held in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. If a material adverse event were to occur after approval of the Business Combination Proposal and Merger Proposal at the extraordinary general meeting, COVA may be forced to close the Business Combination even if it determines it is no longer in its shareholders’ best interest to do so (as a result of such material adverse event), which could have a significant negative impact on COVA’s business, financial condition or results of operations.

COVA’s initial shareholders agreed to vote in favor of the Business Combination, regardless of how COVA Public Shareholders vote.
COVA’s initial shareholders have agreed to vote all of their COVA Founder Shares in favor of all the proposals being presented at the extraordinary general meeting, including the Business Combination Proposal and the transactions contemplated thereby (including the First Merger). In addition, the Sponsor and each COVA director and officers also may from time to time purchase COVA Public Shares before the Business Combination. The COVA Articles provide that COVA will complete the Business Combination only if it obtains the requisite votes as described under “Extraordinary General Meeting of COVA Shareholders.” As a result, in addition to the COVA Founder Shares, COVA would need 11,250,001 COVA Public Shares, or 37.5%, of the 30,000,000 COVA Public Shares to be voted in favor of the Business Combination Proposal and 17,500,000 COVA Public Shares, or 58.3%, of the 30,000,000 COVA Public Shares to be voted in favor of the Merger Proposal in order for them to be approved (assuming all outstanding shares are voted on each proposal). Accordingly, the agreement by COVA’s initial shareholders to vote in favor of the Business Combination Proposal and the Merger Proposal will increase the likelihood that COVA will receive the requisite shareholder approval for such proposals.
COVA’s board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.
COVA’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Accordingly, investors will be relying solely on the judgment of COVA’s board of directors, its management team and its advisors in valuing ECARX and will be assuming the risk that COVA’s board of directors may not have properly valued the business. However, COVA’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have substantial experience with financial investments and mergers and acquisitions. Furthermore, in analyzing the Business Combination, COVA’s management conducted significant due diligence on ECARX and COVA’s board of directors reviewed such due diligence as part of its review and approval of the Business Combination. For a complete discussion of the factors utilized by COVA’s board of directors in approving the Business Combination, see the section of this proxy statement entitled “The Business Combination — COVA Board of Directors’ Reasons for the Business Combination.” Based on the foregoing, COVA’s board of directors concluded that its members’ collective experience and backgrounds, together with the experience and sector expertise of COVA’s advisors, enabled it to make the necessary analyses and determinations regarding the Business Combination, including that the Business Combination was fair from a financial perspective to its shareholders and that ECARX’s fair market value was at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time the Merger Agreement was entered into with respect to the Business Combination. There can be no assurance, however, that COVA’s board of directors was correct in its assessment of the Business Combination. The lack of a third-party valuation or fairness opinion may also lead an increased number of shareholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact COVA’s ability to consummate the Business Combination or adversely affect COVA’s liquidity following the consummation of the Business Combination.
COVA is dependent upon its directors and officers and their loss could adversely affect COVA’s ability to complete the Business Combination.
COVA’s operations are dependent upon a relatively small group of individuals and, in particular, its directors and officers. COVA’s ability to complete its Business Combination depends on the continued service of its directors and officers. COVA does not have an employment agreement with, or key-person insurance on the life of, any of its officers or directors.
The unexpected loss of the services of one or more of its directors or officers could have a detrimental effect on COVA’s ability to consummate the Business Combination.
COVA’s directors and officers will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to COVA’s affairs. This conflict of interest could have a negative impact on COVA’s ability to complete the Business Combination.
COVA’s directors and officers are not required to, and do not and will not, commit their full time to its affairs, which may result in a conflict of interest in allocating their time between COVA’s operations and the closing of the Business Combination, on the one hand, and their other business endeavors. Each of COVA’s directors and officers is engaged in other businesses for which he or she may be entitled to significant compensation. Furthermore, COVA’s directors and officers are not obligated to contribute any specific number of hours per week to COVA’s affairs and may also serve as officers or board members for other entities. If its officers’ and directors’ other business affairs require them to devote time to such other affairs, this may have a negative impact on COVA’s ability to complete the Business Combination.
Sponsor, COVA’s directors, officers and their affiliates may elect to purchase shares or warrants from COVA Public Shareholders or public warrantholders, which may influence a vote on the Business Combination and reduce COVA’s public “float.”
Sponsor, COVA’s directors, officers or any of their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares from COVA Public Shareholders, vote their shares in favor of the Business Combination Proposal and the Merger Proposal or not redeem such shares. The purpose of any such transaction could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination and/or decrease the number of redemptions. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of COVA Shares or rights owned by COVA’s initial shareholders for nominal value. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to pay for such transactions.
Entering into any such arrangements may have a depressive effect on COVA Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase COVA Public Shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the extraordinary general meeting.
Shareholder litigation could prevent or delay the closing of the Business Combination or otherwise negatively impact business, operating results and financial condition.
COVA may incur additional costs in connection with the defense or settlement of any shareholder litigation in connection with the proposed Business Combination. Litigation may adversely affect COVA’s ability to complete the proposed Business Combination. COVA could incur significant costs in connection with any such litigation lawsuits, including costs associated with the indemnification of obligations to COVA’s directors. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting COVA’s ability to complete the proposed Business Combination, then such injunctive or other relief may prevent the proposed Business Combination from becoming effective within the expected time frame or at all.
The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Business Combination.
The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Business Combination. In December 2019, a coronavirus (COVID-19) outbreak was reported in China, and, in March 2020, the World Health Organization declared it a pandemic. Since being initially reported in China, the coronavirus has spread throughout the world and has resulted in unprecedented restrictions and limitations on operations of many businesses, educational institutions and governmental entities. Given the ongoing and dynamic nature of the COVID-19 pandemic, it is difficult to predict the impact on the business of COVA and ECARX, and there is no guarantee that efforts by COVA and ECARX to address the adverse impact of the COVID-19 pandemic will be effective. If COVA or ECARX are unable to recover from a business disruption on a timely basis, the Business Combination and ECARX’s business and financial conditions and results of operations following the completion of the Business Combination would be adversely affected. The Business Combination may also be delayed and adversely affected by the coronavirus pandemic and become more costly. Each of COVA and ECARX may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition and results of operations.
Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.
Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, COVA expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that COVA expects to achieve from the Business Combination.
COVA may not have sufficient funds to consummate the Business Combination.
At September 30, 2022, we had US$2,444 of cash held outside of the Trust Account. If COVA is required to seek additional capital, it may need to borrow funds from the Sponsor, directors, officer, their affiliates or other third parties to operate or may be forced to liquidate. COVA believes that the funds available to it outside of the Trust Account, together with funds available from loans from Sponsor, its affiliates or members of COVA’s management team, including the funds available as a result of the Second Promissory Note, will be sufficient to allow it to operate for at least the period ending on February 9, 2023 or such later date as may be approved by COVA’s shareholders in an amendment to the COVA Articles (such date the “Final Redemption Date”); however, COVA cannot assure you that its estimate is accurate.
If COVA is unable to complete this Business Combination, or another business combination, within the prescribed time frame, COVA would cease all operations except for the purpose of winding up and redeem all the COVA Public Shares and liquidate.
COVA must complete its initial Business Combination by the Final Redemption Date. If COVA has not completed this Business Combination, or another business combination, within such time period, COVA will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the COVA Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to COVA to pay income taxes, if any (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding COVA Public Shares, which redemption will completely extinguish COVA Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of COVA’s remaining shareholders and the COVA board of directors, liquidate and dissolve, subject in each case to COVA’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The COVA Articles provide that, if COVA voluntarily winds up for any other reason prior to the consummation of its initial Business Combination, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law. In either such case, COVA Public Shareholders may receive only US$10.00 per share, or less than US$10.00 per share, on the redemption of their shares, and COVA Warrants will expire worthless.
If, before distributing the proceeds in the Trust Account to COVA Public Shareholders, COVA files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of its shareholders, even for funds in the Trust Account and the per-share amount that would otherwise be received by its shareholders in connection with its liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to COVA Public Shareholders, COVA files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in COVA’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, the per-share amount that would otherwise be received by shareholders in connection with COVA’s liquidation may be reduced.
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the COVA board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.
The COVA board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination or if holders of COVA Public Shares, have elected to redeem an amount of COVA Public Shares such that the Minimum Available Cash Condition would not be satisfied. If the Adjournment Proposal is not approved, the COVA board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such an event, the Business Combination would not be completed.
If third parties bring claims against COVA, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than US$10.00 per share.
COVA’s placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although COVA will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of COVA’s public shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, COVA’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to COVA than any alternative.
Examples of possible instances where COVA may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with COVA and will not seek recourse against the Trust Account for any reason. Upon redemption of COVA Public Shares, if COVA is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with its business combination, COVA will be required to provide for payment of claims of creditors that were not waived that may be brought against COVA within the 10 years following redemption. Accordingly, the per-share redemption amount received by COVA Public Shareholders could be less than the US$10.00 per public share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to COVA if and to the extent any claims by a third party (other than our independent public accountants) for services rendered or products sold to COVA, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) US$10.00 per public share and (ii) the actual amount per public share held in the Trust Account, if less than US$10.00 per share due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, less income taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, COVA has not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the initial business combination and redemptions could be reduced to less than US$10.00 per public share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of the COVA Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
If, after COVA distributes the proceeds in the Trust Account to COVA Public Shareholders, COVA files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the COVA board of directors may be viewed as having breached their fiduciary duties to its creditors, thereby exposing the members of its board of directors and COVA to claims of punitive damages.
If COVA files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by COVA shareholders. In addition, the COVA board of directors may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and COVA to claims of punitive damages, by paying COVA Public Shareholders from the Trust Account prior to addressing the claims of creditors.
The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.
In general, either COVA or ECARX can refuse to complete the Business Combination if there is a material adverse effect affecting the other party between the signing date of the Merger Agreement and the planned closing. However, the occurrence of certain types of events that might be said to have a material adverse effect on a party do not permit the other party to refuse to complete the Business Combination, including, among others, the following events (except, in some cases, where the change has a disproportionate effect on a party):
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any change in applicable laws or U.S. GAAP or any interpretation thereof following the date of the Merger Agreement;

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any change in interest rates or economic, political, business or financial market conditions generally;

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the taking or refraining from taking of any action required to be taken or refrained from being taken under the Merger Agreement;

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any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures (as defined above) or any change in such COVID-19 Measures or interpretations following the date of the Merger Agreement), acts of nature or change in climate;

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any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections;

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any action taken by, or at the request of, the other party;

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the announcement of the Merger Agreement and the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on either party’s relationships, contractual or otherwise, with any government authority, third parties or other person; or

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any change in the trading price or volume of the COVA Units, COVA Shares or COVA Warrants (provided that the underlying causes of such changes referred to in this paragraph may be considered in determining whether there is a COVA Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition).

Furthermore, COVA or ECARX may waive the occurrence of a material adverse effect affecting the other party. If a material adverse effect occurs and the parties still complete the Business Combination, ECARX’s share price may suffer.
Subsequent to the completion of the Business Combination, ECARX may be required to take write-downs or write-offs, restructure its operations, or incur unanticipated losses, impairment or other charges or liabilities that could have a significant negative effect on its financial condition, results of operations and the price of ECARX Securities, which could cause COVA shareholders to lose some or all of their investment.
Although COVA has conducted due diligence on ECARX, COVA cannot assure you that this diligence identified all material issues that may be present with the business of ECARX. COVA cannot rule out that factors outside of the target business and outside of its control will not later arise. As a result of these factors, ECARX may be forced to later write down or write off assets, restructure its operations, or incur unanticipated losses impairment or other charges or liabilities that could result in it reporting losses. Even if COVA’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with COVA’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on ECARX’s liquidity, the fact that ECARX reports charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. In addition, charges of this nature may cause ECARX to be unable to obtain future financing on favorable terms or at all.
During the interim period, COVA is prohibited from entering into certain transactions that might otherwise be beneficial to COVA or its shareholders.
Until the earlier of consummation of the Business Combination or termination of the Merger Agreement, COVA is subject to certain limitations on the operations of its business, including restrictions on its ability to merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any entity other than ECARX, as summarized under the “The Merger Agreement — Covenants of the Parties — Covenants of COVA.” The limitations on COVA’s conduct of its business during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.
The Business Combination remains subject to conditions that COVA cannot control and if such conditions are not satisfied or waived, the Business Combination may not be consummated.
The Business Combination is subject to a number of conditions. There are no assurances that all conditions to the Business Combination will be satisfied or that the conditions will be satisfied in the time frame expected. If the conditions to the Business Combination are not met (and are not waived, to the extent waivable), then either COVA or ECARX may, subject to the terms and conditions of the Merger Agreement, terminate the Merger Agreement or amend the termination date.
COVA shareholders may have limited remedies if their shares suffer a reduction in value following the Business Combination, and because COVA (and also ECARX, the surviving company) is incorporated under the laws of the Cayman Islands, shareholders may face difficulties in protecting their interests, and a shareholder’s ability to protect its rights through the U.S. federal courts may be limited
Any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value, unless they are able to successfully claim that the reduction was due to the breach by COVA’s officers or directors of a duty of care or other fiduciary duty, or if they are able to successfully bring a private claim under securities laws that the proxy/registration statement relating to the Business Combination contained an actionable material misstatement or material omission.

COVA and ECARX are both exempted companies incorporated under the laws of the Cayman Islands. COVA and ECARX’s Cayman Islands counsel are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, COVA or ECARX, as applicable, will be the proper plaintiff in any claim based on a breach of duty owed to COVA or ECARX, as applicable, and a claim against (for example) COVA or ECARX’s officers or directors usually may not be brought by a shareholder. However, based on both Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
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a company is acting, or proposing to act, illegally or beyond the scope of its authority;

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the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

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those who control the company are perpetrating a “fraud on the minority.”

In addition to the foregoing exceptions, a shareholder may have a direct right of action against COVA or ECARX where the individual rights of that shareholder have been infringed or are about to be infringed by such company.
Risks Relating to Ownership of Securities of ECARX
There will be material differences between your current rights as a holder of COVA Public Shares and the rights you will have as a holder of ECARX Class A Ordinary Shares, some of which may adversely affect you.
Upon completion of the Business Combination, COVA shareholders (other than COVA Public Shareholders that validly exercise their redemption rights with respect to their COVA Public Shares and Dissenting COVA Shareholders) will no longer be shareholders of COVA, but will be shareholders of ECARX. There will be material differences between the current rights of COVA shareholders and the rights you will have as a holder of the ECARX Class A Ordinary Shares, some of which may adversely affect you. For a more detailed discussion of the differences in the rights of COVA shareholders and the ECARX shareholders, see the section of this proxy statement/prospectus titled “Comparison of Corporate Governance and Shareholder Rights.”
Upon completion of the Business Combination, COVA shareholders will become ECARX shareholders, COVA warrantholders will become holders of ECARX Warrants and the market price for the ECARX Class A Ordinary Shares and ECARX Warrants may be affected by factors different from those that historically have affected COVA.
Upon completion of the Business Combination, COVA shareholders (other than COVA Public Shareholders that validly exercise their redemption rights with respect to their COVA Public Shares and Dissenting COVA Shareholders) will become ECARX shareholders and COVA warrantholders will become holders of ECARX Warrants, which may be exercised to acquire ECARX Class A Ordinary Shares. ECARX’s business differs from that of COVA’s, and, accordingly, the results of operations of ECARX will be affected by some factors that are different from those currently affecting the results of operations of COVA. COVA is a special purpose acquisition company incorporated in the Cayman Islands that is not engaged in any operating activity, directly or indirectly. ECARX is a holding company incorporated in the Cayman Islands and, after the consummation of the Business Combination, will continue to offer automotive intelligence technology platforms and solutions through its consolidated subsidiaries. ECARX’ business and results of operations will be affected by regional, country, and industry risks and operating risks to which COVA was not exposed. For a discussion of the business that is currently conducted and proposed to be conducted by ECARX, see the section of this proxy statement/prospectus titled “Information about ECARX.”
ECARX Warrants will become exercisable for ECARX Class A Ordinary Shares, which would increase the number of ECARX shares eligible for future resale in the public market and result in dilution to ECARX shareholders.
ECARX Warrants to purchase an aggregate of 24,872,000 ECARX Class A Ordinary Shares will become exercisable in accordance with the terms of the Assignment, Assumption and Amendment

Agreement and the Existing Warrant Agreement governing those securities. Assuming the Business Combination closes, the ECARX Warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of the ECARX Warrants will be US$11.50 per share. To the extent such ECARX Warrants are exercised, additional ECARX Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of ECARX Class A Ordinary Shares and increase the number of ECARX shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such ECARX Warrants may be exercised could adversely affect the market price of ECARX Class A Ordinary Shares. However, there is no guarantee that the ECARX Warrants will ever be in the money prior to their expiration, and as such, the ECARX Warrants may expire worthless.
We may redeem your unexpired ECARX Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your ECARX Warrants worthless.
After the consummation of the Business Combination, we will have the ability to redeem outstanding ECARX Warrants at any time after they become exercisable and prior to their expiration, at a price of US$0.01 per warrant, provided that the last reported sales price of ECARX Class A Ordinary Shares equals or exceeds US$18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and there is an effective registration statement covering the issuance of the ECARX Class A Ordinary Shares issuable upon exercise of the ECARX Warrants. Redemption of the outstanding ECARX Warrants could force you (i) to exercise your ECARX Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your ECARX Warrants at the then-current market price when you might otherwise wish to hold your ECARX Warrants, or (iii) to accept the nominal redemption price, which, at the time the outstanding ECARX Warrants are called for redemption, is likely to be substantially less than the market value of your ECARX Warrants.
If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about ECARX, its share price and trading volume could decline significantly.
The trading market for ECARX Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about ECARX or its business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of ECARX, or if these securities or industry analysts are not widely respected within the general investment community, the demand for ECARX Ordinary Shares could decrease, which might cause its share price and trading volume to decline significantly. In the event that ECARX obtains securities or industry analyst coverage, if one or more of the analysts who cover ECARX downgrade their assessment of ECARX or publish inaccurate or unfavorable research about our business, the market price and liquidity for ECARX Ordinary Shares and ECARX Warrants could be negatively impacted.
Future resales of ECARX Ordinary Shares issued to ECARX shareholders and other significant shareholders may cause the market price of the ECARX Class A Ordinary Shares to drop significantly, even if ECARX’s business is doing well.
Pursuant to the ECARX Shareholder Support Agreement and Sponsor Support Agreement, the Sponsor and certain ECARX shareholders will be restricted, subject to certain exceptions, from selling any of the ECARX Ordinary Shares that they receive as a result of the share exchange, which restrictions will expire, and therefore additional ECARX Ordinary Shares will be eligible for resale six months after the consummation of the Business Combination.
Subject to the ECARX Shareholder Support Agreement, certain ECARX shareholders party thereto may sell ECARX Securities pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule.
Upon expiration or waiver of the applicable lock-up periods, and upon effectiveness of the registration statement ECARX files pursuant to the Registration Rights Agreement or upon satisfaction of the requirements of Rule 144 under the Securities Act, certain ECARX shareholders and certain other significant shareholders of ECARX may sell large amounts of ECARX Securities in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of the ECARX Class A Ordinary Shares.
A market for ECARX Class A Ordinary Shares may not develop, which would adversely affect the liquidity and price of ECARX Class A Ordinary Shares.
An active trading market for ECARX Class A Ordinary Shares may never develop or, if developed, may not be sustained. You may be unable to sell your ECARX Class A Ordinary Shares unless a market can be established and sustained. This risk will be exacerbated if there is a high level of redemptions of COVA Public Shares in connection with the Closing of the Business Combination.
The trading prices of ECARX Class A Ordinary Shares and ECARX Warrants may be volatile and may fluctuate due to a variety of factors, some of which are beyond our control, including, but not limited to:
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actual or anticipated fluctuations in our financial condition or results of operations;

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variance in our financial performance from expectations of securities analysts;

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changes in our projected operating and financial results;

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changes in laws and regulations affecting our business, our customers, suppliers, or our industry;

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announcements of new services and expansions by us or our competitors;

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our ability to continue to innovate and bring products to market in a timely manner;

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our involvement in actual or potential litigation or regulatory investigations;

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negative publicity about us, our products or our industry;

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changes in our senior management or key personnel;

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announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

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sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lockup releases;

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general economic, political, regulatory, industry, and market conditions; and

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natural disasters or major catastrophic events.

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other events or factors, including those resulting from war, incidents of terrorism, natural disasters, pandemics or responses to these events.

These and other factors may cause the market price and demand for ECARX Class A Ordinary Shares and ECARX Warrants to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of ECARX Class A Ordinary Shares and ECARX Warrants. Fluctuations may be even more pronounced in the trading market for ECARX Class A Ordinary Shares or ECARX Warrants shortly following the Business Combination. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of ECARX Class A Ordinary Shares and ECARX Warrants, ECARX may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from its business.
The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an initial public offering and may create risks for our unaffiliated investors.
An initial public offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of an IPO company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company (“SPAC”), such as COVA, does not involve any underwriters and may therefore result in less careful vetting of information that is presented to the public.
In addition, going public via a business combination with a SPAC does not involve a bookbuilding process as is the case in an initial public offering. In any initial public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a SPAC, the value of the target company is established by means of negotiations between the target company and the SPAC. The process of establishing the value of a target company in a SPAC business combination may be less effective than an initial public offering bookbuilding process and also does not reflect events that may have occurred between the date of the Merger Agreement and the closing of the transaction. In addition, while initial public offerings are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following an initial public offering, there is no comparable process of generating investor demand in connection with a business combination between a target company and a SPAC, which may result in lower demand for our securities after closing, which could in turn decrease liquidity and trading prices as well as increase trading volatility.
COVA’s Existing Warrant Agreement, which is being assigned to ECARX pursuant to the Assignment, Assumption and Amendment Agreement upon the Closing of the Business Combination and under which one COVA Warrant will become one ECARX Warrant upon such Closing, designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrantholders to obtain a favorable judicial forum for disputes with ECARX in connection with such warrants.
Under the terms of the Assignment, Assumption and Amendment Agreement, COVA’s Existing Warrant Agreement is being assigned by COVA to ECARX at the Closing of the Business Combination. In connection with this assignment, each COVA Warrant will convert into an ECARX Warrant at such time and all of the terms of the Existing Warrant Agreement not amended by the Assignment, Assumption and Amendment Agreement will remain in effect and applicable to each warrant holder and to ECARX after such Closing.
The Existing Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against COVA arising out of or relating in any way to the warrant agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) COVA irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Each of COVA and ECARX has waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Existing Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of warrants under the Existing Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Existing Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Existing Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
Since the provisions of the Existing Warrant Agreement will continue to apply unless amended by the Assignment, Assumption and Amendment Agreement after the Closing of the Business Combination and the conversion of each warrant from a COVA Warrant into an ECARX Warrant, and since the choice-of-forum and related provisions have not been amended by the Assignment, Assumption and Amendment Agreement, the choice-of-forum provision may limit a warrant holder’s ability after the Closing of the Business Combination to bring a claim in a judicial forum that it finds favorable for disputes with ECARX, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Existing Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, ECARX may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations and result in a diversion of the time and resources of ECARX’s management and board of directors.
Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.
We expect to issue additional share capital in the future that will result in dilution to our shareholders. We expect to grant equity awards to key employees under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of ECARX Class A Ordinary Shares to decline.
The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
We will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, we will incur additional legal, accounting and other expenses following completion of the Business Combination. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase our post-Business Combination costs and expenses.
Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.
Many members of our management team will have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of its board of directors, particularly to serve on our audit committee, and qualified executive officers.
As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.
We will be an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make ECARX Class A Ordinary Shares less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.
Upon consummation of the Business Combination, we will be an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of ECARX shares held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.
In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.
As a result, our shareholders may not have access to certain information they deem important or at the same time if we were a non-foreign private issuer. We cannot predict if investors will find ECARX Class A Ordinary Shares less attractive because we rely on these exemptions. If some investors find ECARX Class A Ordinary Shares less attractive as a result, there may be a less active trading market and share price for ECARX Class A Ordinary Shares may be more volatile.
We will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we will qualify as a foreign private issuer under the Exchange Act immediately following the consummation of the Business Combination, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, if you continue to hold our securities, you may receive less or different information about us than you currently receive about COVA or that you would receive about a U.S. domestic public company.
We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
We are an exempted company incorporated in the Cayman Islands, and, after the consummation of the Business Combination, will be listed on Nasdaq as a foreign private issuer. Nasdaq listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.
Among other things, we are not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.
Although not required and as may be changed from time to time, we intend to have, as of the consummation of the Business Combination, a majority-independent compensation committee and nominating and corporate governance committee. Subject to the foregoing, we intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, and we conduct substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and, following the Business Combination, will conduct a majority of our operations through our subsidiaries in China. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or to enforce judgments obtained in the United States courts against our directors or officers. For more information regarding the relevant laws of the Cayman Islands and mainland China, see “Enforceability of Civil Liability.”
Our corporate affairs will be governed by the seventh amended and restated memorandum and articles of association of ECARX, or the Amended ECARX Articles, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority ECARX shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Comparison of Corporate Governance and Shareholder Rights.”
It is not expected that we will pay dividends in the foreseeable future after the Business Combination.
It is expected that we will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.
Following completion of the Business Combination, our board of directors will have discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. Accordingly, you may need to rely on sales of ECARX Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment. There is no guarantee that the ECARX Class A Ordinary Shares will appreciate in value after the Business Combination or that the market price of the ECARX Class A Ordinary Shares will not decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of ECARX Class A Ordinary Shares may consider beneficial.
Upon consummation of the Business Combination, we will adopt a dual-class voting structure such that our ordinary shares will consist of ECARX Class A Ordinary Shares and ECARX Class B ordinary shares. Holders of ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares have the same rights other than voting and conversion rights. Each holder of ECARX Class A Ordinary Shares is entitled to one vote per share and each holder of ECARX Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote. ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The memorandum and articles of association of ECARX, as amended from time to time, may provide for the instances where the holders of ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares may vote as a separate class. Under the Amended ECARX Articles, ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares will vote as a separate class if any rights attaching to either ECARX Class A Ordinary Shares or ECARX Class B Ordinary Shares are being materially and adversely varied. Such variation requires the consent in writing of the holders of at least two-thirds of the issued ECARX Class A Ordinary Shares or ECARX Class B Ordinary Shares (as the case may be) or with the sanction of a special resolution passed at a separate meeting of the holders of ECARX Class A Ordinary Shares or ECARX Class B Ordinary Shares (as the case may be). The Cayman Islands Companies Act also provides where a compromise or arrangement is proposed between a Cayman Islands company and its shareholders or any class of them, the court may, on the application of the company or of any shareholder of the company, order a meeting of the shareholders of the company or class of shareholders, as the case may be, to be summoned in such manner as the court directs. Each ECARX Class B Ordinary Share is convertible into one ECARX Class A Ordinary Share, whereas ECARX Class A Ordinary Shares are not convertible into ECARX Class B Ordinary Shares under any circumstances. Upon any transfer of ECARX Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such ECARX Class B Ordinary Shares are automatically and immediately converted into the equal number of ECARX Class A Ordinary Shares.
We estimate that, immediately after the Closing, (i) the existing shareholders of ECARX will own 87.7% of the issued and outstanding ECARX Ordinary Shares (and Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen, founders of ECARX, will own 43.1% and 6.2% of the outstanding ECARX Ordinary Shares, respectively, representing 76.1% of ECARX Holdings’ total voting power, and collectively own all of the outstanding ECARX Class B Ordinary Shares), (ii) COVA Public Shareholders will own 7.7% of the outstanding ECARX Ordinary Shares, and (iii) the Sponsor will own 1.9% of the outstanding ECARX Ordinary Shares, assuming (a) none of the COVA Public Shareholders exercise their redemption rights, (b) no COVA shareholder exercises its dissenters’ rights, (c) the Strategic Investments are fully funded at the Closing, (d) the Lotus Note is fully converted into ECARX Ordinary Shares at a conversion price of US$9.50 per share, and the principal amount of the Investor Notes is fully converted into ECARX Ordinary Shares at a conversion price of US$11.50 per share, and (e) 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization) are issued, and excluding shares underlying the COVA Public Warrants and COVA Private Warrants. After the consummation of the Business Combination, Mr. Li and Mr. Shen will continue to have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.
Our dual-class voting structure may render ECARX Class A Ordinary Shares and ECARX Warrants ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of such securities.
Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of ECARX Class A Ordinary Shares and ECARX Warrants in such indices, which could adversely affect the trading price and liquidity of such securities.
If ECARX Class A Ordinary Shares or the ECARX Warrants are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in the ECARX Class A Ordinary Shares or the ECARX Warrants may be disrupted.
The facilities of the Depository Trust Company (“DTC”) are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. We expect that ECARX Class A Ordinary Shares and the ECARX Warrants will be eligible for deposit and clearing within the DTC system. We expect to enter into arrangements with DTC whereby we will agree to indemnify DTC for stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the ECARX Class A Ordinary Shares and the ECARX Warrants. We expect these actions, among others, will result in DTC agreeing to accept the ECARX Class A Ordinary Shares and the ECARX Warrants for deposit and clearing within its facilities.
DTC is not obligated to accept ECARX Class A Ordinary Shares or the ECARX Warrants for deposit and clearing within its facilities in connection with the listing, and even if DTC does initially accept ECARX Class A Ordinary Shares or the ECARX Warrants, it will generally have discretion to cease to act as a depository and clearing agency for ECARX Class A Ordinary Shares or the ECARX Warrants.
If DTC determines prior to the consummation of the Business Combination that ECARX Class A Ordinary Shares or the ECARX Warrants are not eligible for clearance within the DTC system, then we would not expect to consummate the Business Combination or the listing contemplated by this proxy statement/prospectus in its current form. However, if DTC determines at any time after the completion of the transactions and the listing that ECARX Class A Ordinary Shares or the ECARX Warrants were not eligible for continued deposit and clearance within its facilities, then we believe that ECARX Class A Ordinary Shares or ECARX Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the securities or warrants would be disrupted. While we would pursue alternative arrangements to preserve its listing and maintain trading of its securities, any such disruption could have a material adverse effect on the market price of ECARX Class A Ordinary Shares and the ECARX Warrants.
Risks Relating to Taxation
The Business Combination may not qualify as a reorganization under Section 368(a) of the Code, in which case U.S. Holders of COVA Public Shares would generally recognize gain or loss for U.S. federal income tax purposes.
The U.S. federal income tax treatment of the Business Combination will depend on whether it qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. There are significant factual and legal uncertainties as to whether the Business Combination will qualify as a reorganization within the meaning of Section 368(a) of the Code. For example, under Section 368(a) of the Code, the acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of direct guidance as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with only investment-type assets, such as COVA. Moreover, the qualification of the Business Combination as a reorganization is based on certain facts that will not be known until or following the closing of the Business Combination, the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination qualifies as a reorganization, and neither COVA nor ECARX intends to request a ruling from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax treatment of the Business Combination. In addition, if a significant number of shareholders of COVA decide to redeem their COVA Public Shares, the “continuity of business enterprise” requirement that is necessary to qualify as a reorganization under Sections 368(a) of the Code may not be satisfied. The

Company has undertaken to use reasonable best efforts to comply with certain covenants intended to support the qualification of the Business Combination as a “reorganization” under the provisions of Section 368(a) of the Code, but no assurances can be given that compliance with such covenants will be sufficient to ensure the Business Combination qualifies as a “reorganization”. Due to the absence of guidance bearing directly on whether an acquisition of a corporation with no active business can qualify as a “reorganization” under Section 368(a) of the Code, legal counsel to COVA on U.S. federal income tax matters is not rendering an opinion regarding whether the Business Combination qualifies as a “reorganization” under Section 368(a) of the Code. Accordingly, no assurance can be given that the IRS will not challenge the treatment of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code or that a court will not sustain a challenge by the IRS.
If any requirement for Section 368(a) of the Code is not met, then a U.S. Holder of COVA Public Shares and/or COVA Public Warrants would generally recognize gain or loss in an amount equal to the difference, if any, between the fair market value of the ECARX Class A Ordinary Shares and/or ECARX Warrants received in the Business Combination over such U.S. Holder’s aggregate tax basis in the corresponding COVA Public Shares and/or COVA Public Warrants surrendered by such U.S. Holder in the Business Combination.
Additionally, even if the Business Combination qualifies as a reorganization within the meaning of Section 368(a) of the Code, proposed Treasury Regulations promulgated under Section 1291(f) of the Code (which have a retroactive effective date) generally require that, unless certain elections have been made by a U.S. Holder, a U.S. Holder who disposes of stock of a PFIC must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. COVA believes that it may currently be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of COVA Public Shares to recognize gain under the PFIC rules on the exchange of COVA Public Shares for ECARX Ordinary Shares pursuant to the Business Combination unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s COVA Public Shares. Any gain recognized from the application of the PFIC rules would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of COVA. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.
U.S. Holders of COVA Public Shares should consult their tax advisors to determine the tax consequences if the Business Combination does not qualify as a reorganization within the meaning of Section 368(a) of the Code and the application of the PFIC rules to their specific situations in connection with the Business Combination.
ECARX may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. ECARX will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which ECARX owns, directly or indirectly, 25% or more (by value) of the stock.
Based on the current and anticipated value of the assets and the composition of the income and assets, including goodwill and other unbooked intangibles, of ECARX and its subsidiaries, ECARX does not currently expect to be treated as a PFIC for the taxable year that includes the Business Combination or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of the income and assets of ECARX and its subsidiaries and, thus, is subject to change. Accordingly, there can be no assurance that ECARX or any of its subsidiaries will not be treated as a PFIC for any taxable year. If ECARX or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of the ECARX Ordinary Shares or ECARX Warrants that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements.
Please see “Material Tax Considerations” for a more detailed discussion with respect to ECARX’s PFIC status. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of the ECARX Ordinary Shares and ECARX Warrants.
Future changes to tax laws could materially and adversely affect ECARX and reduce net returns to ECARX’s shareholders.
ECARX’s tax treatment is subject to changes in tax laws, regulations, and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration, and the practices of tax authorities in jurisdictions in which we operate. The income and other tax rules in the jurisdictions in which ECARX operate are constantly under review by taxing authorities and other governmental bodies. Changes to tax laws (which changes may have retroactive application) could adversely affect ECARX or its shareholders. We are unable to predict what tax proposals may be proposed or enacted in the future or what effect such changes would have on ECARX business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect ECARX’s financial position and overall or effective tax rates in the future in countries where we have operations and where ECARX is organized or resident for tax purposes, and increase the complexity, burden and cost of tax compliance. We urge investors to consult with their legal and tax advisors regarding the implication of potential changes in tax laws on an investment in ECARX Ordinary Shares and ECARX Warrants.
Risks Relating to Redemption of COVA Public Shares
You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your COVA Public Shares or COVA Public Warrants, potentially at a loss.
COVA’s Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) the redemption of any COVA Public Shares properly submitted in connection with COVA’s completion of an initial business combination (including the release of funds to pay any amounts due to any public shareholders who properly exercise their redemption rights in connection therewith), (ii) the redemption of any COVA Public Shares properly submitted in connection with a shareholder vote to approve an amendment to the COVA Articles that would modify the substance or timing of COVA’s obligation to redeem 100% of its public shares if COVA has not consummated an initial business combination within 24 months from the closing of the IPO, and (iii) the redemption of COVA’s Public Shares if it is unable to complete an initial business combination within 24 months from the closing of the IPO, subject to applicable law and as further described herein. In no other circumstances will COVA Public Shareholder have any right or interest of any kind in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, holders may be forced to sell their public shares or warrants, potentially at a loss.
COVA does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for COVA to complete a business combination with which a substantial majority of its shareholders do not agree.
The COVA Articles do not provide a specified maximum redemption threshold, except that in no event will COVA redeem COVA Public Shares in an amount that would cause its net tangible assets to be less than US$5,000,0001, such that COVA is not subject to the SEC’s “penny stock” rules. This minimum net tangible asset amount is also required as an obligation to each party’s obligation to consummate the Business Combination under the Merger Agreement. If the Business Combination is not consummated, COVA will not redeem any COVA Public Shares, all COVA Public Shares submitted for redemption will be returned to the holders thereof, and COVA instead may search for an alternate business combination.
The grant and future exercise of registration rights may adversely affect the market price of ECARX Class A Ordinary Shares upon consummation of the Business Combination.
Pursuant to the Registration Rights Agreement entered into in connection with the Business Combination and which is described elsewhere in this proxy statement/prospectus, Sponsor and certain ECARX Holders that entered into such agreement can each demand that ECARX register their registrable securities and assist in underwritten takedown of such securities under certain circumstances and will each also have piggyback registration rights for these securities in connection with certain registrations of securities that ECARX undertakes. In addition, following the consummation of the Business Combination, ECARX is required to file and maintain an effective registration statement under the Securities Act covering such securities and certain other securities of ECARX.
The registration of these securities will permit the public sale of such securities subject to any contractual lock-up any such shareholder may have signed. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of ECARX Class A Ordinary Shares post-Business Combination.
If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the COVA Public Shares issued in the IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the COVA Public Shares issued in the IPO.
Pursuant to the COVA Articles, a COVA Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the IPO, which we refer to as the “Excess Shares,” without COVA’s prior consent. However, COVA would not be restricting its shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over COVA’s ability to complete the Business Combination and you could suffer a material loss on your investment in COVA if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if COVA completes an initial business combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.
There is no guarantee that a shareholder’s decision whether to redeem its COVA Public Shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.
There is no assurance as to the price at which a COVA shareholder may be able to sell its COVA Public Shares (or ECARX Class A Ordinary Shares received in exchange therefor) in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price, and may result in a lower value realized now than a COVA Public Shareholder might realize in the future had the shareholder not redeemed its COVA Public Shares. Similarly, if a COVA Public Shareholder does not redeem its COVA Public Shares, the shareholder will bear the risk of ownership of the ECARX Class A Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A COVA shareholder should consult the shareholder’s tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

EXTRAORDINARY GENERAL MEETING OF COVA SHAREHOLDERS
General
COVA is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by its board of directors for use at the extraordinary general meeting of the COVA shareholders and at any adjournment or postponement thereof. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.
Date, Time and Place of Extraordinary General Meeting of COVA’s Shareholders
The extraordinary general meeting will be held on December 14, 2022, at 9:00 a.m., Eastern Time, at the offices of Walkers at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands and over the Internet by means of a live audio webcast. You may attend the extraordinary general meeting webcast by accessing the web portal located at www.virtualshareholdermeeting.com/COVAU2022SM and following the instructions set forth on your proxy card.
Purpose of the COVA Extraordinary General Meeting
At the extraordinary general meeting, COVA is asking its shareholders:
Proposal No. 1 — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and authorize the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the Business Combination;
Proposal No. 2 — The Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and authorize the First Plan of Merger; and
Proposal No. 3 — The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, a proposal to adjourn the extraordinary general meeting to a later date or dates, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.
Notwithstanding the order in which the proposals are set out herein, the COVA board of directors may put the above proposals in such order as it may determine at the meeting.
Record Date; Persons Entitled to Vote
COVA shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned COVA Shares at the close of business on November 8, 2022, which is the record date for the extraordinary general meeting. Shareholders will have one vote for each COVA Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 37,500,000 COVA Shares outstanding, of which 30,000,000 are Public Shares.
Quorum
A quorum is the minimum number of COVA Shares that must be present to hold a valid meeting. A quorum will be present at the COVA extraordinary general meeting if holders of a majority of the issued and outstanding COVA Shares entitled to vote at the extraordinary general meeting are present in person or are represented at the extraordinary general meeting by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. The COVA Public Shares and the COVA Founder Shares are entitled to vote together as a single class on all matters to be considered at the extraordinary general meeting.

Vote Required
The proposals to be presented at the extraordinary general meeting will require the following votes:
Business Combination Proposal — The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of COVA Shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Transactions will not be consummated if COVA has less than US$5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to or upon consummation of the Transactions.
Merger Proposal — The approval of the First Plan of Merger will require a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two thirds of the COVA Shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
Adjournment Proposal — The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the COVA Shares who, being present and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
Brokers are not entitled to vote on the Business Combination Proposal or the Merger Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Voting Your Shares
If you are a holder of record of COVA Shares, there are two ways to vote your COVA Shares at the extraordinary general meeting:
By Mail.   You may vote by proxy by completing the enclosed proxy card and returning it in the postage-paid return envelope. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” all of the proposals in accordance with the recommendation of COVA’s board of directors. Proxy cards received after a matter has been voted upon at the extraordinary general meeting will not be counted.
In Person.   You may attend the extraordinary general meeting in person or by webcast and vote electronically using the ballot provided to you at the extraordinary general meeting or during the webcast. You may attend the extraordinary general meeting webcast by accessing the web portal located at www.virtualshareholdermeeting.com/COVAU2022SM and following the instructions set forth on your proxy card.
Revoking Your Proxy
If you are a holder of record of COVA Shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•
you may send another signed proxy card to COVA’s secretary with a later date so that it is received prior to the vote at the extraordinary general meeting or attend the extraordinary general in person or by live webcast of the extraordinary general meeting and vote electronically;

•
you may notify COVA’s secretary in writing, prior to the vote at the extraordinary general meeting, that you have revoked your proxy; or

•
you may attend the live webcast of the extraordinary general meeting and vote electronically or revoke your proxy electronically, although your attendance alone will not revoke any proxy that you have previously given.

If you hold your COVA Shares in “street name,” you may submit new instructions on how to vote your shares by contacting your broker, bank or other nominee.

Who Can Answer Your Questions About Voting Your Shares
If you are a COVA shareholder and have any questions about how to vote or direct a vote in respect of your COVA Shares, you may contact COVA’s proxy solicitor at:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers may call: (212) 269-5550
Shareholders may call toll free: (800) 347-4826
COVA@dfking.com
Redemption Rights
COVA Public Shareholders, excluding the Sponsor and COVA’s officers and directors, may seek to redeem their COVA Public Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any COVA Public Shareholder may demand that COVA redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was approximately US$10 per share as of November 8, 2022, the extraordinary general meeting record date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, COVA will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a COVA Public Shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the COVA Public Shares without COVA’s prior consent. Accordingly, a COVA Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the COVA Public Shares.
Holders of the COVA Founder Shares will not have redemption rights with respect to such shares.
Holders of the COVA Public Shares may demand redemption by delivering their share certificates (if any) and other redemption forms, either physically or electronically using Depository Trust Company’s DWAC System, to COVA’s transfer agent prior to the vote at the extraordinary general meeting. If you hold the shares in “street name,” you will have to coordinate with your broker, bank or nominee to have your shares certificated and delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker US$80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.
COVA’s transfer agent can be contacted at the following address:
Mark Zimkind
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com
Any request to redeem such shares, once made, may be withdrawn at any time up to two business days prior to the vote on the Business Combination Proposal (unless otherwise agreed to by COVA). Furthermore, if a COVA Public Shareholder delivered its share certificate and other redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).
If the Business Combination is not approved or completed for any reason, then COVA Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, COVA will promptly return any shares tendered for redemption by COVA Public Shareholders. If COVA would be left with less than US$5,000,001 of net tangible assets as a result of COVA Public Shareholders properly demanding redemption of their shares for cash, COVA will not be able to consummate the Business Combination.
Prior to exercising redemption rights, shareholders should verify the market price of the COVA Public Shares as they may receive higher proceeds from the sale of their COVA Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. COVA cannot assure its shareholders that they will be able to sell their COVA Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.
If a COVA Public Shareholder exercises his, her or its redemption rights, then he, she or it will be exchanging its COVA Public Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if, prior to the deadline for submitting redemption requests, you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your share certificate (if any) and other redemption forms (either physically or electronically) to COVA’s transfer agent prior to the vote at the extraordinary general meeting, and the Business Combination consummated.
For a detailed discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see “Material Tax Considerations”. The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you should consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.
If COVA Shareholders fail to take any action with respect to the extraordinary general meeting and fail to redeem their Public Shares following the procedure described in this proxy statement/prospectus and the Business Combination is approved by the COVA shareholders and consummated, such COVA Shareholders will become shareholders of ECARX.
The following table presents the anticipated share ownership of various holders of ECARX Ordinary Shares after the completion of the Business Combination, based on the assumption that no additional equity securities of ECARX will be issued at or prior to Closing except to the Strategic Investors, and that there are no Dissenting COVA Shareholders, under the following redemption scenarios:
•
Assuming No Redemption:    This presentation assumes that no COVA Shareholder exercises redemption rights with respect to their COVA Public Shares.

•
Assuming 25% Redemption:    This presentation assumes that COVA Public Shareholders holding 7,500,000 COVA Public Shares will exercise their redemption rights.

•
Assuming 50% Redemption:    This presentation assumes that COVA Public Shareholders holding 15,000,000 COVA Public Shares will exercise their redemption rights.

•
Assuming 75% Redemption:    This presentation assumes that COVA Public Shareholders holding 22,500,000 COVA Public Shares will exercise their redemption rights.

•
Assuming Maximum Redemption:    This presentation assumes that COVA Shareholders holding 30,000,000 COVA Public Shares will exercise their redemption rights. This presentation does not take into account the Minimum Available Cash Condition.

	Assuming No Redemption(1)		Assuming 25% Redemption(1)(2)		Assuming 50% Redemption(1)(3)		Assuming 75% Redemption(1)(4)		Assuming Maximum Redemption(1)(5)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
ECARX Ordinary Shares:
Existing COVA Shareholders (excluding the Sponsor)	30,000,000	8.2	22,500,000	6.3	15,000,000	4.3	7,500,000	2.2	—	—
The Sponsor(6)	7,500,000	2.1	7,500,000	2.1	5,250,000	1.5	5,250,000	1.5	5,250,000	1.6
Existing ECARX Shareholders(7)	323,382,409	88.4	323,382,409	90.3	323,382,409	92.9	323,382,409	95.0	323,382,409	97.1
Strategic Investors(8)	3,500,000	1.0	3,500,000	1.0	3,500,000	1.0	3,500,000	1.0	3,500,000	1.1
Shares underlying the Lotus Note(9)	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3
Total ECARX Ordinary Shares Outstanding at Closing	365,435,041	100.0	357,935,041	100.0	348,185,041	100.0	340,685,041	100.0	333,185,041	100.0
Per Share Pro Forma Equity Value of ECARX Ordinary Shares outstanding at Closing(10)	10.00		10.00		10.00		10.00		10.00

(1)
The share amounts and ownership and voting power percentages set forth above do not take into account COVA Public Warrants and COVA Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire ECARX Ordinary Shares. The COVA Public Warrants represent 15,000,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment. The COVA Private Warrants represent (i) 8,872,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment and (ii) 1,000,000 warrants underlying the Second Promissory Note that the Sponsor has the option, but not the obligation, to convert, in whole or in part, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant upon the consummation of the Business Combination. In connection with the Business Combination, COVA Public Warrants and COVA Private Warrants will be automatically and irrevocably assumed by ECARX Holdings and converted into ECARX Warrants each entitling its holder to purchase one ECARX Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment.

(2)
This scenario assumes that 7,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(3)
This scenario assumes that 15,000,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(4)
This scenario assumes that 22,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(5)
This scenario assumes that 30,000,000 shares of COVA Shares are redeemed by the COVA Shareholders. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 (after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares) upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). Unless ECARX Holdings elects to waive the US$100,000,000 Minimum Available Cash Condition, the Maximum Redemption Scenario cannot occur.

(6)
Pursuant to the Sponsor Support Agreement, up to 30% of the 7,500,000 COVA Founder Shares are subject to forfeiture as described therein.

(7)
Excluding 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization).

(8)
Representing the aggregate of 3,500,000 ECARX Class A Ordinary Shares to be issued to Geely Investment Holding Ltd. and Luminar Technologies, Inc. at US$10.00 per share for an aggregate investment amount of US$35,000,000. See “Agreements Entered into in Connection with the Business Combination — Strategic Investment Agreements” for additional details.

(9)
Representing ECARX Class A Ordinary Shares underlying the Lotus Note, which, if the Closing occurs prior to the Lotus Note Maturity Date, shall be automatically converted into fully paid and non-assessable ECARX Class A Ordinary Shares at the Lotus Note Conversion Price. For purposes of this table, it is assumed that the Lotus Note Conversion Price is US$9.50 per share. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.

(10)
In each redemption scenario, the per share pro forma equity value of ECARX Ordinary Shares will be US$10.00 at Closing in accordance with the terms of the Merger Agreement.

However, if the actual facts are different than the assumptions laid out above, the anticipated share ownership of various holders of ECARX Ordinary Shares after the completion of the Business Combination will be different. ECARX shareholders would experience dilution to the extent ECARX Holdings issues additional shares after Closing. In addition, the table above excludes certain potential sources of dilution, namely, 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization) and ECARX Ordinary Shares underlying the

Investor Notes. The following table presents the anticipated share ownership of various holders of ECARX Ordinary Shares after the completion of the Business Combination after considering the impact of the Recapitalization assuming (i) the issuance of 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization), and the issuance of ECARX Ordinary Shares underlying the Investor Notes, (ii) no other additional equity securities of ECARX will be issued at or prior to Closing, and (iii) there are no Dissenting COVA Shareholders, under the following redemption scenarios:
	Assuming No Redemption		Assuming 25% Redemption(1)		Assuming 50% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Total ECARX Ordinary Shares Outstanding at Closing not reflecting potential sources of dilution(5)	365,435,041	88.6	357,935,041	88.4	348,185,041	88.1	340,685,041	87.8	333,185,041	87.6
Potential sources of dilution:
Shares underlying COVA Public Warrants	15,000,000	3.6	15,000,000	3.7	15,000,000	3.8	15,000,000	3.9	15,000,000	3.9
Shares underlying COVA Private Warrants	9,872,000	2.4	9,872,000	2.4	9,872,000	2.5	9,872,000	2.5	9,872,000	2.6
Shares underlying granted options	16,617,591	4.0	16,617,591	4.1	16,617,591	4.2	16,617,591	4.3	16,617,591	4.4
Shares underlying the Investor Notes(6)	5,652,174	1.4	5,652,174	1.4	5,652,174	1.4	5,652,174	1.5	5,652,174	1.5
Total ECARX Ordinary Shares outstanding at Closing (including shares underlying COVA Public Warrants, COVA Private Warrants, granted options and the Investor Notes)	412,576,806	100.0	405,076,806	100.0	395,326,806	100.0	387,826,806	100.0	380,326,806	100.0
Holders of ECARX Ordinary Shares reflecting potential sources of dilution:
Existing COVA Shareholders (excluding the Sponsor)(7)	45,000,000	10.9	37,500,000	9.3	30,000,000	7.6	22,500,000	5.8	15,000,000	3.9
The Sponsor(8)	17,372,000	4.2	17,372,000	4.3	15,122,000	3.8	15,122,000	3.9	15,122,000	4.0
Existing ECARX Shareholders(9)	340,000,000	82.4	340,000,000	83.9	340,000,000	86.0	340,000,000	87.7	340,000,000	89.4
Holder of the Lotus Note(10)	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3	1,052,632	0.3
Holders of the Investor Notes	5,652,174	1.4	5,652,174	1.4	5,652,174	1.4	5,652,174	1.5	5,652,174	1.5
Strategic Investors(11)	3,500,000	0.8	3,500,000	0.9	3,500,000	0.9	3,500,000	0.9	3,500,000	0.9
Per Share Pro Forma Equity Value of ECARX Ordinary Shares outstanding at Closing(12)	10.00		10.00		10.00		10.00		10.00

(1)
This scenario assumes that 7,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(2)
This scenario assumes that 15,000,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(3)
This scenario assumes that 22,500,000 shares of COVA Shares are redeemed by the COVA Shareholders.

(4)
This scenario assumes that 30,000,000 shares of COVA Shares are redeemed by the COVA Shareholders. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 (after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares) upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). Unless ECARX Holdings elects to waive the US$100,000,000 Minimum Available Cash Condition, the Maximum Redemption Scenario cannot occur.

(5)
Does not include COVA Public Warrants and COVA Private Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter to acquire ECARX Ordinary Shares. The COVA Public Warrants represent 15,000,000 redeemable warrants issued in the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment. The COVA Private Warrants represent (i) 8,872,000 warrants sold to Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one Class A ordinary share of COVA at an exercise price of US$11.50 per share, subject to adjustment and (ii) 1,000,000 warrants underlying the Second Promissory Note that the Sponsor has the option, but not the obligation, to convert, in whole or in part, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant upon the consummation of the Business Combination. In connection with the Business Combination, COVA Public Warrants and COVA Private Warrants will be automatically and irrevocably assumed by ECARX Holdings and converted into ECARX Warrants each entitling its holder to purchase one ECARX Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment.

(6)
Representing ECARX Class A Ordinary Shares underlying the Investor Notes, which are convertible into fully paid and non-assessable ECARX Class A Ordinary Shares at the option of each holder thereof from time to time at a conversion price equal to $11.50 per share, subject to certain customary anti-dilution adjustments and certain limitations on the conversion right as described in the Investor Note, if the consummation of the Business Combination occurs prior to the Investor Note Maturity Date. For purposes of this table, it is assumed that the principal amount of US$65 million of the Investor Notes will be converted into ECARX Class A Ordinary Shares in full. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.
(7)
Includes 15,000,000 shares underlying COVA Public Warrants.

(8)
Includes 9,872,000 shares underlying COVA Private Warrants. Pursuant to the Sponsor Support Agreement, up to 30% of the 7,500,000 COVA Founder Shares are subject to forfeiture as described therein.

(9)
Includes 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization).

(10)
Representing ECARX Class A Ordinary Shares underlying the Lotus Note, which, if the Closing occurs prior to the Lotus Note Maturity Date, shall be automatically converted into fully paid and non-assessable ECARX Class A Ordinary Shares at the Lotus Note Conversion Price. For purposes of this table, it is assumed that the Lotus Note Conversion Price is US$9.50 per share. See “Agreements Entered into in Connection with the Business Combination — Convertible Note Purchase Agreements” for additional details.

(11)
Representing the aggregate of 3,500,000 ECARX Class A Ordinary Shares to be issued to Geely Investment Holding Ltd. and Luminar Technologies, Inc. at US$10.00 per share for an aggregate investment amount of US$35,000,000. See “Agreements Entered into in Connection with the Business Combination — Strategic Investment Agreements” for additional details.

(12)
In each redemption scenario, the per share pro forma equity value of ECARX Ordinary Shares will be US$10.00 at Closing in accordance with the terms of the Merger Agreement.

This information should be read together with the pro forma combined financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Appraisal Rights
The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and the COVA board of directors has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares.
Holders of COVA Shares have appraisal rights in connection with the Business Combination under the Cayman Companies Act. COVA Public Shareholders are entitled to give notice to COVA prior to the meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for his, her or its COVA Shares if they follow the procedures set out in the Cayman Companies Act.
In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent, including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his, her or its shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached.
COVA Public Shareholders who elect to exercise appraisal rights will lose their right to exercise their redemption rights as described herein.
Proxy Solicitation Costs
COVA is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone. COVA and its directors, officers and employees may also solicit proxies online. COVA will bear the cost of the solicitation.
COVA has hired D.F. King & Co., Inc. to assist in the proxy solicitation process. COVA will pay to D.F. King & Co., Inc. a fee of US$25,000, plus disbursements.
COVA will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. COVA will reimburse them for their reasonable expenses.
Other Matters
As of the date of this proxy statement/prospectus, COVA’s board of directors does not know of any business to be presented at the extraordinary general meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the extraordinary general meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Purchases of COVA Shares
At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding COVA or its securities, the Sponsor, COVA’s officers and directors, ECARX, ECARX shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire COVA Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in the value of their shares, including the granting of put options and, with ECARX’s consent, the transfer to such investors or holders of shares owned by the Sponsor for nominal value.
Entering into any such arrangements may have a depressive effect on COVA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the extraordinary general meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved. No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, COVA officers and directors, ECARX, ECARX shareholders or any of their respective affiliates. COVA will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

THE MERGER AGREEMENT
This section of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A hereto. You are urged to read carefully the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination. The legal rights and obligations of the parties to the Merger Agreement are governed by the specific language of the Merger Agreement, and not this summary.
The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties to the Merger Agreement and are subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure letters referred to therein which are not filed publicly and are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties to the Merger Agreement rather than for the purpose of establishing matters as facts. COVA and ECARX do not believe that the disclosure letters contain information that is material to an investment decision. Moreover, certain representations and warranties in the Merger Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about COVA or ECARX or any other matter. Capitalized terms in this section not otherwise defined in this proxy statement/prospectus shall have the meanings ascribed to them in the Merger Agreement. References in this section to “ECARX” are to ECARX Holdings Inc.
Overview of the Transactions Contemplated by the Merger Agreement
On May 26, 2022, COVA, ECARX, Merger Sub 1 and Merger Sub 2 entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties to the Merger Agreement have agreed that (i) Merger Sub 1 will merge with and into COVA, with COVA being the surviving company and becoming a wholly-owned subsidiary of ECARX, and (ii) immediately following the consummation of the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving company and remaining a wholly-owned subsidiary of ECARX, and the shareholders of COVA becoming shareholders of ECARX. We refer to the Mergers along with the other transactions contemplated by the Merger Agreement as the “Transactions.”
Closing of the Business Combination
The Closing will take place on the date that is three business days after the first date on which all conditions set forth in the Merger Agreement that are required thereunder to be satisfied on or prior to the Closing have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (such date, the “Closing Date”), or at such other time as may be agreed upon by ECARX and COVA in writing. See “— Conditions to Closing” for a more detailed description of the conditions that must be satisfied prior to Closing.
Effects of Mergers on Securities of ECARX, COVA, Merger Sub 1 and Merger Sub 2
Pre-Closing Transactions of ECARX
On the Closing Date and immediately prior to the First Effective Time, the following actions shall take place or be effected:
(a)
Organizational Documents of ECARX.   The Amended ECARX Articles shall be adopted and become effective.

(b)
Preferred Share Conversion.   Each preferred share of ECARX that is issued and outstanding immediately prior to such time shall be re-designated and re-classified into one ECARX Ordinary Share on a one-for-one basis in accordance with the Company Charter;

(c)
Re-designation.   Immediately following the Preferred Share Conversion but immediately prior to the Recapitalization, the authorized share capital of ECARX shall be re-designated as follows:

(i)
each of the issued and outstanding ECARX Ordinary Shares (other than the Co-Founder Shares) and each of 7,766,956,008 authorized but unissued ECARX Ordinary Shares shall be re-designated as one ECARX Class A Ordinary Share, where each ECARX Class A Ordinary Share shall entitle its holder to one vote on all matters subject to vote at general meetings of ECARX;

(ii)
each of the issued and outstanding Co-Founder Shares and each of the 958,958,360 authorized but unissued ECARX Ordinary Shares shall be re-designated as one ECARX Class B Ordinary Share, where each ECARX Class B Ordinary Share shall entitle its holder to ten votes on all matters subject to vote at general meetings of ECARX; and

(iii)
1,000,000,000 authorized but unissued ECARX Ordinary Shares shall be re-designated as shares of a par value of US$0.000005 each of such class or classes (however designated) as the board of directors of ECARX may determine in accordance with the Amended ECARX Articles.

(d)
Recapitalization.

(i)
Immediately following the Re-designation and prior to the First Effective Time, each authorized issued ECARX Class A Ordinary Share and ECARX Class B Ordinary Share shall be recapitalized by way of a repurchase in exchange for issuance of such number of ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares, in each case, equal to the Recapitalization Factor (i.e., one such ECARX Class A Ordinary Share or ECARX Class B Ordinary Share, as the case may be, multiplied by the Recapitalization Factor); provided that no fraction of a ECARX Ordinary Share will be issued by virtue of the Recapitalization, and each ECARX shareholder that would otherwise be so entitled to a fraction of a ECARX Ordinary Share (after aggregating all fractional ECARX Ordinary Shares that otherwise would be received by such ECARX shareholders) shall instead be entitled to receive such number of ECARX Ordinary Shares to which such ECARX shareholders would otherwise be entitled, rounded down to the nearest whole number.

(ii)
Any ECARX Options issued and outstanding immediately prior to the Recapitalization shall be adjusted to give effect to the foregoing transactions, such that (a) each ECARX Option, shall be exercisable for that number of ECARX Class A Ordinary Shares equal to the product of (x) the number of ECARX Ordinary Shares subject to such ECARX Option immediately prior to the Recapitalization multiplied by (y) the Recapitalization Factor (such number of ECARX Class A Ordinary Shares to be rounded down to the nearest whole number), and (b) the per share exercise price for each ECARX Class A Ordinary Share, as the case may be, issuable upon exercise of the ECARX Options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price for each ECARX Ordinary Share subject to such ECARX Option immediately prior to the First Effective Time by (y) the Recapitalization Factor. The Recapitalization Factor shall be adjusted to reflect appropriately the effect of any share subdivision, capitalization, share dividend or share distribution (including any dividend or distribution of securities convertible into ECARX shares), reorganization, recapitalization, reclassification, consolidation, exchange of shares or other like change (in each case, other than the Capital Restructuring) with respect to ECARX shares occurring on or after the date of the Merger Agreement and prior to the Closing Date.

Effect of Mergers on Securities of COVA
Pursuant to the Merger Agreement, at the Closing, the following will occur:

(i)
Immediately prior to the First Effective Time, each COVA Founder Share will be automatically converted into one COVA Public Share in accordance with the terms of the COVA Articles, and each COVA Founder Share shall no longer be outstanding and shall automatically be canceled, and each former holder of COVA Founder Shares shall thereafter cease to have any rights with respect to such shares;

(ii)
At the First Effective Time, each COVA Unit outstanding immediately prior to the First Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one COVA Public Share and one-half of a COVA Warrant in accordance with the terms of the applicable COVA Unit; provided that no fractional COVA Warrant will be issued in connection with the Unit Separation such that if a holder of COVA Units would be entitled to receive a fractional COVA Warrant upon the Unit Separation, the number of COVA Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of COVA Warrants.

(iii)
Immediately following the Unit Separation, each COVA Public Share (which, for the avoidance of doubt, includes the COVA Public Shares (A) issued in connection with the COVA Class B Conversion and (B) held as a result of the Unit Separation) issued and outstanding immediately prior to the First Effective Time (other than any COVA Shares that are held by COVA Shareholders that validly exercise their redemption rights, Dissenting COVA Shares and COVA treasury shares) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable ECARX Class A Ordinary Share. As of the First Effective Time, each COVA Shareholder shall cease to have any other rights in and to such COVA Shares, except as expressly provided therein; and

(iv)
Each COVA Warrant (which, for the avoidance of doubt, includes the COVA Warrants held as a result of the Unit Separation) outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to ordinary shares of COVA and be assumed by ECARX and converted into a warrant to purchase one ECARX Class A Ordinary Share. Each ECARX Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such COVA Warrant immediately prior to the First Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Assignment, Assumption and Amendment Agreement.

The sum of all ECARX Class A Ordinary Shares receivable by COVA Shareholders is referred to as the “Merger Consideration.”
Effect of Mergers on Securities of Merger Sub 1
As a result of the First Merger, each ordinary share, par value US$0.000005 per share, of Merger Sub 1 that is issued and outstanding immediately prior to the First Effective Time shall continue existing and will constitute the only issued and outstanding share capital of Surviving Entity 1.
Effect of Mergers on Securities of Merger Sub 2
Each ordinary share of Surviving Entity 1 that is issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist without any payment therefor. Each ordinary share, par value US$0.000005 per share, of Merger Sub 2 immediately prior to the Second Effective Time shall remain outstanding and continue existing and constitute the only issued and outstanding share capital of Surviving Entity 2 and shall not be affected by the Second Merger.
COVA Dissenting Shares
If any COVA Shareholder gives to COVA, before the approval by the COVA Shareholders is obtained at the meeting of the COVA Shareholders, written objection to the First Merger (each, a “Written Objection”) in accordance with Section 238(2) of the Cayman Islands Companies Act, (i) COVA shall promptly give written notice of the authorization of the First Merger (the “Authorization Notice”) to each such COVA Shareholder who has made a Written Objection, and (ii) unless COVA and ECARX elect to waive by agreement in writing, no party shall be obligated to commence the Closing, and the First Plan of Merger shall not be filed with the Registrar of Companies of the Cayman Islands until at least twenty days shall have elapsed since the date on which the Authorization Notice is given, but in any event subject to the satisfaction or waiver of all of the conditions set forth in the Merger Agreement.
Subject to the paragraph above, to the extent available under the Cayman Islands Companies Act, the Dissenting COVA Shares shall not be converted into, and such Dissenting COVA Shareholders shall have no right to receive, the applicable Merger Consideration unless and until such Dissenting COVA Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Islands Companies Act. The COVA Shares owned by any COVA Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Islands Companies Act shall cease to be Dissenting COVA Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the First Effective Time, the right to receive the applicable Merger Consideration, without any interest thereon.
Prior to the Closing, COVA shall give ECARX (i) prompt written notice of any demands for dissenters’ rights received by COVA from COVA Shareholders and any withdrawals of such demands and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for dissenters’ rights under the Cayman Islands Companies Act. COVA shall not, except with the prior written consent of ECARX, make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a COVA Shareholder of its rights to dissent from the First Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.
Representations and Warranties
The Merger Agreement contains representations and warranties of ECARX, its subsidiaries, including Merger Sub 1 and Merger Sub 2, and COVA, relating to, among other things, their ability to enter into the Merger Agreement and their outstanding capitalization. In the Merger Agreement, ECARX also made certain other customary representations and warranties to COVA, including among others, representations and warranties related to the following: compliance with laws; tax matters; financial statements; absence of changes; actions; undisclosed liabilities; material contracts and commitments; title, properties; intellectual property rights and data; privacy and cybersecurity; labor and employee matters; environmental matters.
The representations and warranties are, in certain cases, subject to specified exceptions and materiality, Company Material Adverse Effect and SPAC Material Adverse Effect (see “— Material Adverse Effect” below), knowledge and other qualifications contained in the Merger Agreement and may be further modified and limited by the Disclosure Letters to the Merger Agreement.
Material Adverse Effect
With respect to ECARX, “Company Material Adverse Effect” as used in the Merger Agreement means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of ECARX and its Subsidiaries, taken as a whole or (ii) the ability of ECARX, any of its Subsidiaries or either Merger Sub to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”:
(a)
any change in applicable laws or U.S. GAAP or any interpretation thereof following the date of the Merger Agreement;

(b)
any change in interest rates or economic, political, business or financial market conditions generally;

(c)
the taking or refraining from taking of any action required to be taken or refrained from being taken under the Merger Agreement;

(d)
any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of the Merger Agreement), acts of nature or change in climate;
(e)
any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections;

(f)
any failure in and of itself of ECARX and any of its Subsidiaries to meet any projections or forecasts (provided that this exception shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect);

(g)
any Events generally applicable to the industries or markets in which ECARX or any of its Subsidiaries operate;

(h)
any action taken by, or at the written request of, COVA;

(i)
the announcement of the Merger Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on ECARX’s and its Subsidiaries’ relationships with any customers, suppliers, employees or government authorities (provided that this clause (i) shall not apply to any representations or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transaction); or

(j)
any Events that are cured by ECARX prior to the Closing;

provided, however, that in the case of each of clauses (a), (b), (d), (e) and (g), any such Event to the extent it disproportionately affects ECARX or any of its Subsidiaries relative to other similarly situated participants in the industries and geographies in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, but only to the extent of the incremental disproportionate effect on ECARX and its Subsidiaries, taken as a whole, relative to such similarly situated participants.
With respect to COVA, “SPAC Material Adverse Effect” as used in the Merger Agreement means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of COVA or (ii) the ability of COVA to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “SPAC Material Adverse Effect”:
(i)
any change in applicable laws or U.S. GAAP or any interpretation thereof following the date of the Merger Agreement;

(ii)
any change in interest rates or economic, political, business or financial market conditions generally;

(iii)
the taking or refraining from taking of any action required to be taken or refrained from being taken under the Merger Agreement;

(iv)
any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of the Merger Agreement), acts of nature or change in climate;

(v)
any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections;

(vi)
any action taken by, or at the written request of, ECARX;

(vii)
the announcement of the Merger Agreement and the consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on COVA’s relationships with any employees or government authorities (provided that this clause shall not apply to any representations or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the Merger Agreement or the consummation of the Transaction); or
(viii)
any change in the trading price or volume of the COVA Units, ordinary shares of COVA or COVA Warrants (provided that the underlying causes of such changes referred to in this clause (viii) may be considered in determining whether there is a SPAC Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition);

provided, however, that in the case of each of clauses (i), (ii), (iv) and (v), any such Event to the extent it disproportionately affects COVA relative to other special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a SPAC Material Adverse Effect, but only to the extent of the incremental disproportionate effect on COVA relative to such similarly situated participants. Notwithstanding the foregoing, with respect to COVA, the number of COVA Shareholders who exercise their SPAC Shareholder Redemption Right or the failure to obtain shareholders’ approval from COVA shall not be deemed to be a SPAC Material Adverse Effect.
Covenants of the Parties
Covenants of ECARX
ECARX made certain covenants under the Merger Agreement (subject to the terms and conditions set forth therein), including, among others, the following:
•
From the signing date of the Merger Agreement through the earlier of the Closing or valid termination of the Merger Agreement (the “Interim Period”), subject to certain exceptions, ECARX (i) shall use commercially reasonable efforts to operate the business of ECARX and its Subsidiaries in the Ordinary Course, (ii) shall use commercially reasonable efforts to preserve the Group’s business and operational relationships in all material respects with the suppliers, customers and others having business relationships with the Group that are material to the Group taken as a whole, in each case where commercially reasonable to do so, and (iii) shall not, and shall cause its Subsidiaries not, except as otherwise expressly required or permitted by the Merger Agreement or the other Transaction Documents or required by law, to:

•
(i) amend its memorandum and articles of association or other organizational documents (whether by merger, consolidation, amalgamation or otherwise), except in the case of any of ECARX’s Subsidiaries only, for any such amendment which is not material to the business of ECARX and its Subsidiaries, taken as a whole; or (ii) liquidate, dissolve, reorganize or otherwise wind up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization (other than liquidation or dissolution of any dormant Subsidiary);

•
incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money, or issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in any such case in a principal amount exceeding US$1,000,000, except for certain exceptions provided therein;

•
transfer, issue, sell, grant, pledge or otherwise dispose of (i) any equity securities of ECARX or its Subsidiaries to a third party, or (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations of ECARX or any of its Subsidiaries to purchase or obtain any equity securities of ECARX or any of its Subsidiaries to a third party, other than (A) the grant of awards under the ESOP in the Ordinary Course, (B) the issuance of ECARX shares upon the exercise of ECARX Options under the ESOP, (C) the issuance of ECARX shares pursuant to obligations incurred by ECARX prior to the date of the Merger Agreement as set forth in the Company Disclosure Letter, (D) the issuance of equity securities by a Subsidiary of ECARX (x) to ECARX or a wholly owned Subsidiary of ECARX or (y) on a pro rata basis to all shareholders of such Subsidiary, or (E) the issuance of any equity securities of a Subsidiary of ECARX pursuant to a transaction permitted below;
•
sell, lease, sublease, exclusively license, transfer, abandon, allow to lapse or dispose of any material property or assets (other than Owned IP)), in any single transaction or series of related transactions, except for (i) transactions pursuant to Contracts entered into in the Ordinary Course, or (ii) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of ECARX or its Subsidiaries in the Ordinary Course;

•
sell, assign, transfer, lease, license or sublicense, abandon, permit to lapse or otherwise dispose of or impose any Encumbrance (other than Permitted Encumbrances) upon any material Owned IP, in each case, except for non-exclusive licenses under material Owned IP granted in the Ordinary Course;

•
disclose any (i) trade secrets or material confidential information or (ii) Personal Data to any Person (other than in the Ordinary Course in circumstances in which it has imposed reasonable and customary confidentiality restrictions);

•
make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of US$25,000,000 individually and US$50,000,000 in the aggregate;

•
settle any charge, claim, action, complaint, petition, prosecution, investigation, appeal, suit, litigation, arbitration or other similar proceeding by any government authority or any other third-party material to the business of ECARX and its Subsidiaries taken as a whole;

•
(i) subdivide, split, consolidate, combine, reclassify or amend any terms of its equity securities, except for any such transaction by a wholly-owned Subsidiary of ECARX that remains a wholly-owned Subsidiary of ECARX after consummation of such transaction; (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, except for the redemption of equity securities issued under the ESOP; (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital other than dividends or distributions by any Subsidiary of ECARX on a pro rata basis to its shareholders; or (iv) amend any term or alter any rights of any of its outstanding equity securities;

•
authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, except in the Ordinary Course or other than any capital expenditures or obligations or liabilities in an amount not to exceed US$5,000,000 in the aggregate;

•
except in the Ordinary Course, (i) enter into any Material Contract, or (ii) amend any such Material Contract or extend, transfer, terminate or waive any right or entitlement of material value under any Material Contract, in each case in a manner that is adverse to ECARX and its Subsidiaries, taken as a whole, other than in any immaterial respect; provided, however, that to the extent that the Merger Agreement would specifically permit the entry into of a Material Contract in a higher dollar threshold than in the definition of “Material Contract,” then this clause shall not prevent the entry into of such Material Contract in a higher dollar threshold;

•
voluntarily terminate (other than expiration in accordance with its terms), suspend, abrogate, amend or modify any Material Permit except in the Ordinary Course or as would not be material to the business of ECARX and its Subsidiaries, taken as a whole;

•
make any material change in its accounting principles or methods unless required by U.S. GAAP or applicable laws;

•
amend or modify any Subsequent Equity Subscription Agreement, Permitted Financing Agreement or Strategic Investment Agreement in a manner adverse or reasonably likely to be adverse to COVA;

•
except as contemplated by this Agreement, the Transaction Documents, or the Transactions, knowingly take any action where such action could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

•
increase the compensation or benefits payable or provided, or to become payable or provided to, any directors, officers or individual service providers of ECARX or any Subsidiary whose total annual compensation opportunity exceeds US$200,000, except for bonuses, base salary increases or in connection with any promotions in the Ordinary Course not exceeding US$100,000 on an individual basis, subject to certain exceptions;

•
except in the Ordinary Course, as required by any Benefit Plan as in effect on the date of the Merger Agreement or as otherwise required by Law, amend, modify, or terminate any Benefit Plan or adopt or establish a new Benefit Plan (or any plan, program, agreement or other arrangement that would be a Benefit Plan if in effect as of the date of the Merger Agreement);

•
waive or release any noncompetition or non-solicitation obligation of any current or former directors, officers or individual service providers (whose total annual compensation exceeds US$200,000) of ECARX or any Subsidiary; or

•
enter into any agreement or otherwise make a commitment to do any of the foregoing (except to the extent that such an agreement or commitment would be permitted by the foregoing).

•
ECARX will use its commercially reasonable efforts to cause, (i) ECARX’s initial listing application with Nasdaq in connection with the Transactions to be approved, (ii) immediately following the Closing, ECARX to satisfy any applicable initial and continuing listing requirements of Nasdaq, and (iii) ECARX Class A Ordinary Shares and ECARX Warrants to be issued in connection with the Transactions to be approved for listing on Nasdaq, subject to official notice of issuance.

•
ECARX shall approve and adopt an equity incentive plan containing such material terms and conditions set forth in the Merger Agreement prior to the Closing Date.

•
During the Interim Period, ECARX shall not and shall cause its Controlled Affiliates and its and their respective representatives not to, directly or indirectly (a) solicit, initiate, submit, facilitate, discuss or negotiate any inquiry, proposal or offer (written or oral) with any third party with respect to a Company Acquisition Proposal, (b) furnish or disclose any non-public information to any third party in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal, (c) enter into any agreement, arrangement or understanding with any third party regarding a Company Acquisition Proposal, (d) prepare or take any steps in connection with any public offering of any equity securities of ECARX, any of its subsidiaries, or a newly-formed holding company of ECARX or such subsidiaries, or (e) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

•
From and after the Closing, ECARX and Surviving Entity 2 shall jointly and severally indemnify and hold harmless each present and former directors and officers of COVA as provided in COVA’s organizational documents, which indemnification will survive the Closing and will continue in full force and effect for a period of not less than six years from the Closing.

•
For a period of six years from the Closing, ECARX shall, at its cost and expense, maintain in effect directors’ and officers’ liability insurances covering those Persons who are currently covered by directors’ and officers’ liability insurance policies of COVA with respect to acts or omissions occurring at or prior to the Closing, on terms not less favorable than the terms of such current insurance coverage.

•
Subject to the terms and conditions of the Amended ECARX Articles, ECARX shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing, the board of directors of ECARX (i) shall consist of seven directors, which shall include five directors determined by ECARX and two directors designated by COVA pursuant to a written notice to be delivered to ECARX sufficiently in advance of the date on which the Proxy/Registration Statement is declared effective under the Securities Act, subject to such Person being reasonably acceptable to and passing customary background checks, and (ii) shall have reconstituted its applicable committees to consist of the directors designated by ECARX prior to the Closing Date; provided that any such directors designated by ECARX in accordance with clause (ii) of this sentence as members of the audit committee shall qualify as “independent” under the Nasdaq listing rules. The

Parties currently expect that the initial directors of ECARX will be the individuals set forth in the Company Disclosure Letter.
•
ECARX shall use commercially reasonable efforts to deliver or cause to be delivered to COVA lock-up agreements, in form and substance reasonably acceptable to COVA, executed by ECARX and each ECARX shareholder that is not a Consent Party.

•
Prior to the Closing Date, the VIE Restructuring will be completed (i) in accordance with the VIE Restructuring Plan, (ii) in compliance with all applicable Laws in all material respects, and (iii) in a manner that does not materially alter or impair the conduct of the business of the Group Companies as currently proposed to be conducted. For the avoidance of doubt, prior to the Closing and as part of the VIE Restructuring Plan, ECARX or a Subsidiary of ECARX will enter into an agreement, in form and substance reasonably acceptable to COVA, for the provision of surveying and mapping services from Hubei ECARX Technology Co., Ltd., which agreement will include commercially reasonable non-compete covenants binding on Hubei ECARX Technology Co., Ltd.; provided, however, such non-compete covenants shall not apply to any Contract entered into by Hubei ECARX Technology Co., Ltd. prior to the date of Merger Agreement that has been made available to COVA.

Covenants of COVA
COVA made certain covenants under the Merger Agreement (subject to the terms and conditions set forth therein), including, among others, the following:
•
During the Interim Period, subject to certain exceptions, COVA shall operate its business in the ordinary course and shall not:

•
(i) seek any approval from COVA Shareholders to change, modify or amend the Trust Agreement or the COVA Articles, except as contemplated by the Transaction Proposals or (ii) change, modify or amend the Trust Agreement or its Organizational Documents, except as expressly contemplated by the Transaction Proposals;

•
(i) subdivide, consolidate, reclassify or amend any terms of its equity securities; (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, other than a redemption of COVA Public Shares in connection with the exercise of any COVA Shareholder redemption right by any COVA Shareholder or upon conversion of any COVA Founder Shares in accordance with the COVA Articles, or (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital;

•
merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) or make any advance or loan to or investment in any other person or be acquired by any other Person;

•
except as contemplated by this Agreement, the Transaction Documents, or the Transactions, knowingly take any action that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

•
(i) enter into, renew or amend in any material respect, any transaction or material Contract, except for material Contracts entered into in the Ordinary Course or (ii) extend, transfer, terminate or waive any right or entitlement of material value under any material Contract, in a manner that is adverse to COVA;

•
incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness, or issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in any such case in a principal amount, as applicable, exceeding US$500,000 in the aggregate, subject to certain exceptions;

•
make any change in accounting principles or methods unless required by U.S. GAAP or applicable Laws;

•
(i) issue any equity securities, other than the issuance of COVA Public Shares upon conversion of COVA Founder Shares in accordance with the COVA Articles or (ii) grant any options, warrants or other equity-based awards;

•
settle or agree to settle any Action before any government authority or any other third party or that imposes injunctive or other non-monetary relief on COVA;

•
form any Subsidiary;

•
liquidate, dissolve, reorganize or otherwise wind-up the business and operations of COVA or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization of COVA; or

•
enter into any agreement or otherwise make any commitment to do any action prohibited under any of the foregoing.

•
During the Interim Period, COVA will not and will cause its Affiliates and its and their respective Representatives not to directly or indirectly (a) solicit, initiate, submit, facilitate, discuss or negotiate any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal, (b) furnish or disclose any non-public information to any person or entity in connection with or that could reasonably be expected to lead to a SPAC Acquisition Proposal, (c) enter into any agreement, arrangement or understanding regarding a SPAC Acquisition Proposal, or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

•
From the date of the Merger Agreement through the Closing, COVA shall use reasonable best efforts to ensure COVA remains listed as a public company on Nasdaq.

•
From the date of the Merger Agreement through the Closing, COVA will accurately and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

•
Prior to the Closing Date, COVA shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause any acquisition or disposition of COVA Public Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to ECARX, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Joint Covenants
The Merger Agreement also contains certain other covenants and agreements including, among other, that each of ECARX, COVA, Merger Sub 1 and Merger Sub 2 shall use commercially reasonable efforts to, subject to the terms and conditions contained therein:
•
use their commercially reasonable efforts to cooperate in good faith with any government authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in connection with the Transactions as soon as practicable and any and all action necessary to consummate the Transactions, and to use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable regulatory approval with respect to the Transactions as promptly as possible after the execution of the Merger Agreement;

•
diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any government authority for the Transactions and to resolve any objections as may be asserted by any government authority with respect to the Transactions, and cooperate fully with each other in the defense of such matters;

•
make all filings, to provide all information required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals, and jointly devise and implement the strategy for obtaining any necessary clearance or approval, for responding to any request, inquiry, or investigation, for electing whether to defend, and, if so, defending any lawsuit challenging the Transactions, and for all meetings and communications with any government authority concerning the Transactions; and
•
ECARX and COVA shall each be responsible for and pay one-half of the filing fees payable to the government authorities and the Exchange Agent in connection with the Transactions.

Further, the Merger Agreement also contains additional covenants and agreements among the parties thereto in respect of, among other matters:
•
access to information, properties and personnel;

•
preparing, filing and distributing this proxy statement/prospectus on Form F-4 (including any amendments or supplements thereto);

•
preparing and delivering certain accounts and financial statements;

•
tax matters, including with respect to the Intended Tax Treatment;

•
shareholder litigation matters with respect to the Transactions; and

•
written notice (i) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied or (ii) of any notice or other communication from any government authority which is reasonably likely to have a material adverse effect on the ability of the parties to the Merger Agreement to consummate the Transactions or to materially delay the timing thereof.

Conditions to Closing
Mutual Conditions
The obligations of COVA, ECARX, Merger Sub 1 and Merger Sub 2 to effect the Mergers and the other Transactions are each subject to the satisfaction of the following mutual conditions (in each case, unless waived in writing by the party or parties whose obligations are conditioned thereupon):
•
the Capital Restructuring shall have been completed;

•
receipt of the approval of the COVA Shareholders and approval and consent of the transactions contemplated thereby by ECARX shareholders;

•
effectiveness of the Proxy/Registration Statement under the Securities Act and the absence of any stop order issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•
ECARX’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Closing, ECARX shall satisfy any applicable initial and continuing listing requirements of Nasdaq and ECARX shall not have received any notice of non-compliance therewith, and (ii) the Registrable Securities to be issued in connection with the Mergers shall have been conditionally approved for listing on Nasdaq, subject to official notice of issuance;

•
after deducting the SPAC Shareholder Redemption Amount, COVA shall have at least US$5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

•
the absence of any Law or Governmental Order that is then in effect and which has the effect of making the Closing illegal or which otherwise prohibits the consummation of the Closing (any of the foregoing, a “restraint”), other than any such restraint that is immaterial.

Unless waived by COVA in writing, the obligations of COVA to consummate, or cause to be consummated, the Transactions are also subject to the satisfaction of each of the following conditions:

•
the accuracy of the representations and warranties of ECARX, Merger Sub 1 and Merger Sub 2 (subject to certain materiality standards set forth in the Merger Agreement);

•
ECARX’s delivery of a certificate signed by an authorized director or officer of ECARX, dated as of the Closing Date, certifying (i) that the conditions to obligations of COVA to close have been fulfilled, and (ii) that the Restructuring has been completed in accordance with the VIE Restructuring Plan attached to the Merger Agreement and all actions required to be taken to complete the Restructuring have been performed in all material respects;

•
ECARX’s delivery of an opinion issued by its mainland China legal counsel to COVA to the effect that no pending approval is required by any government authority in mainland China for Mergers, issuance of the equity securities in connection with the Mergers, and Company’s listing on Nasdaq, including but not limited to China Securities Regulatory Commission and Cyberspace Administration of China; and

•
material compliance by ECARX with its pre-closing covenants.

Unless waived by ECARX in writing, the obligations of ECARX, Merger Sub 1 and Merger Sub 2 to consummate, or cause to be consummated, the Transactions to occur at the Closing are also subject to the satisfaction of each the following conditions:
•
the accuracy of the representations and warranties of COVA (subject to certain materiality standards set forth in the Merger Agreement);

•
material compliance by COVA with its pre-closing covenants;

•
COVA’s delivery of a certificate signed by an authorized director or officer of COVA, dated as of the Closing Date, certifying that the conditions to obligations of ECARX, Merger Sub 1 and Merger Sub 2 to close have been fulfilled; and

•
(a) all amounts in the trust account established for the purpose of holding the net proceeds of COVA’s initial public offering as of immediately prior to the Closing, plus (b) cash proceeds that will be funded prior to, concurrently with, or immediately after, the Closing to ECARX in connection with the purchase of equity securities of ECARX by investors on or prior to the Closing Date pursuant to a subscription or similar agreement executed by such investors and ECARX after the date hereof, plus (c) proceeds in the form of cash or securities that have been funded or issued or will be funded or issued prior to, concurrently with, or immediately after, the Closing to ECARX in connection with the Permitted Financing, minus (d) the aggregate amount payable to COVA Shareholders exercising their redemption rights, in the aggregate equaling no less than US$100,000,000, prior to payment of any unpaid or contingent liabilities, deferred underwriting fees of COVA, Company Transaction Expenses, or SPAC Transaction Expenses (“Minimum Available Cash Condition”).

Termination
The Merger Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the Frist Effective Time:
•
by mutual written consent of ECARX and COVA;

•
by written notice from ECARX or COVA to the other if any government authority shall have enacted, issued, promulgated, enforced or entered any governmental order which has become final and non-appealable and has the effect of making consummation of the Transactions illegal or otherwise prohibiting consummation of the Transactions;

•
by ECARX if the COVA board of directors (i) shall have withheld, withdrawn, qualified, amended or modified, or publicly proposed or resolved to withhold, withdraw, qualify, amend or modify, the recommendation of COVA board of directors or (ii) shall have failed to include the recommendation of COVA board of directors in the Proxy Statement distributed to the COVA Shareholders;

•
by written notice from ECARX to COVA if the COVA Shareholders’ approval shall not have been obtained by reason of the failure to obtain the required vote at COVA’s extraordinary general meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with the Merger Agreement;

•
by written notice from COVA to ECARX if there is any breach of any representation, warranty, covenant or agreement on the part of ECARX set forth in the Merger Agreement, such that the conditions to COVA’s obligations to consummate the Transactions would not be satisfied at the Closing Date, except that, if such breach is curable by ECARX then, for a period of up to 60 days after receipt by ECARX of written notice from COVA of such breach, such termination shall not be effective, and such termination shall become effective only if such breach is not cured within such 60-day period; provided that COVA shall not have the right to terminate the Merger Agreement pursuant to this paragraph if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

•
by written notice from ECARX to COVA if there is any breach of any representation, warranty, covenant or agreement on the part of COVA set forth in the Merger Agreement, such that the conditions to ECARX’s obligation to consummate the Transactions would not be satisfied at the Closing Date, except that if any such breach is curable by COVA then, for a period of up to 60 days after receipt by COVA of written notice from ECARX of such breach, such termination shall not be effective, and such termination shall become effective only if such breach is not cured within such 60-day period; provided that ECARX shall not have the right to terminate the Merger Agreement pursuant to this paragraph if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

•
by written notice from COVA to ECARX if the required approval of ECARX shareholders shall not have been obtained by reason of the failure to obtain the required vote (whether at the ECARX shareholders’ meeting or by unanimous written resolutions) duly convened therefor or at any adjournment or postponement thereof taken in accordance with the Merger Agreement; or

•
by written notice from COVA or ECARX to the other, if the transactions contemplated by the Merger Agreement shall not have been consummated on or prior to the 300th day after the date of the Merger Agreement (and if such 300th day shall not be a business day, then the next following business day).

In the event of termination of the Merger Agreement, the Merger Agreement shall become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or shareholders, other than liability of any party for any willful and material breach of the Merger Agreement by such party prior to such termination; provided that obligations under the NDA (as defined in the Merger Agreement) and certain obligations related to the trust account and certain other provisions required under the Merger Agreement shall, in each case, survive any termination of the Merger Agreement.
Enforcement
Each party is entitled under the Merger Agreement to an injunction or injunctions to prevent breaches of the Merger Agreement and to specific enforcement of the terms and provisions of the Merger Agreement, in addition to any other remedy to which any party is entitled at law or in equity.
Non-Recourse
All claims or causes of action that are based upon, arising out of, or related to the Merger Agreement or the Transactions contemplated therein may only be brought against the entities expressly named as parties to the Merger Agreement. Further, unless a named party to the Merger Agreement, and then only to the extent of the specific obligations undertaken by such named party under the Merger Agreement, no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or other Representative of a named party to the Merger Agreement or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any other party for any claim based on, arising out of, or related to the Merger Agreement or the Transactions contemplated thereby.
Non-Survival of Representations, Warranties and Covenants
Except, in the event of termination of the Merger Agreement, for obligations under the NDA and certain obligations related to the trust account and certain other provisions of the Merger Agreement, none of the representations, warranties, covenants, obligations or other agreements in the Merger Agreement, or in any certificate (including confirmations therein), statement or instrument delivered pursuant to the Merger Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Closing except for (i) those covenants and agreements contained therein that expressly by their terms expressly apply either in part or in whole after the Closing and (ii) the miscellaneous provisions thereof, which include, among others, provisions regarding trust account waiver, waiver, notice, assignment, no third-party rights, expenses, headings and counterparts, Disclosure Letters, entire agreement, amendments, publicity, confidentiality, severability and conflicts and privilege.
Governing Law and Jurisdiction
The Merger Agreement is governed by the laws of the State of New York, except that certain provisions including with respect to fiduciary duties are governed by the laws of the Cayman Islands. Any action based upon, arising out of or related to the Merger Agreement or the Transactions contemplated thereby shall be brought in federal and state courts located in the State of New York. Each party has waived its rights to trial by jury in any action based upon, arising out of or related to the Merger Agreement or the Transactions contemplated thereby.

AGREEMENTS ENTERED INTO IN CONNECTION WITH THE BUSINESS COMBINATION
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, and you are urged to read such Related Agreements in their entirety. References in this section to “ECARX” are to ECARX Holdings Inc.
Strategic Investment Agreements
Concurrently with the execution of the Merger Agreement, ECARX and the Strategic Investors entered into certain Strategic Investment Agreements, pursuant to which the Strategic Investors will subscribe for and purchase ECARX Class A Ordinary Shares at US$10.00 per share for an aggregate investment amount of US$35,000,000. Pursuant to the Strategic Investment Agreements, the obligations of the parties to consummate the Strategic Investments are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the Closing of the Business Combination) and the Business Combination having been consummated, (ii) the accuracy of representations and warranties in all material respects and (iii) material compliance with covenants.
The ECARX Class A Ordinary Shares to be issued in connection with the Strategic Investment Agreements have not been registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Strategic Investment Agreements provide that ECARX will, within 60 days after the consummation of the transactions contemplated by the Merger Agreement, file with the SEC a registration statement registering the resale of such ECARX Class A Ordinary Shares and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.
Each Strategic Investment Agreement will terminate and be void and of no further force and effect upon the earliest to occur of: (i) the termination of the Merger Agreement; (ii) upon mutual written agreement of ECARX and the Strategic Investor; (iii) on the 300th day after the date of the Merger Agreement, if the Closing has not occurred by such date other than as a result of a breach of the Strategic Investor’s obligations thereunder.
Convertible Note Purchase Agreements
Prior to the execution of the Merger Agreement and on May 9, 2022, ECARX Holdings entered into a convertible note purchase agreement (the “Lotus Note Purchase Agreement”) with Lotus Technology Inc., a related party of ECARX Holdings, pursuant to which ECARX Holdings agreed to issue US$10 million aggregate principal amount of unsecured convertible note (the “Lotus Note”) due to mature on May 12, 2023 (the “Lotus Note Maturity Date”). The Lotus Note was issued to Lotus Technology Inc. on May 13, 2022. Pursuant to the terms of the Lotus Note Purchase Agreement, if the consummation of the Business Combination occurs prior the Lotus Note Maturity Date, the Lotus Note will be automatically converted into fully paid and non-assessable ECARX Class A Ordinary Shares at a conversion price (the “Lotus Note Conversion Price”) at a conversion price equal to 95% of the lesser of (A) US$10.00, and (B) the lowest per share price at which any ECARX Class A Ordinary Shares are issued in connection with PIPE investments, if any, subject to adjustment pursuant to the terms of the Lotus Note. The Lotus Note bears interest at a rate of 5% per annum until and including the Lotus Note Maturity Date if and only if no Business Combination or an initial public offering is consummated on or prior to the Lotus Note Maturity Date and the holder of the Lotus Note elects to request ECARX Holdings to repay the Lotus Note in full.
On October 25, 2022, ECARX Holdings entered into a convertible note purchase agreement (the “Investor Note Purchase Agreement”) with certain institutional investors, pursuant to which ECARX Holdings agreed to issue and sell US$65 million aggregate principal amount of unsecured convertible notes (the “Investor Notes”, each an “Investor Note”) due to mature on November 8, 2025 (the “Investor Note Maturity Date”). The Investor Notes bear interest at a rate of 5% per annum. If the consummation of the

Business Combination occurs prior to the Investor Note Maturity Date, each holder of an Investor Note has the right from time to time to convert all or any portion of the Investor Note into fully paid and non-assessable ECARX Class A Ordinary Shares (the “Investor Note Conversion Shares”) at a conversion price equal to $11.50 per share, subject to customary anti-dilution adjustments and certain limitations on the conversion right as described in the Investor Note.
Each holder of an Investor Note has the right to require ECARX Holdings to redeem for cash all outstanding principal amount of such Investor Note prior to the maturity date, upon occurrence of a Mandatory Redemption Event, at a redemption price equal to (i) the outstanding principal amount of the Investor Note, plus (ii) accrued and unpaid interest thereon, and plus (iii) an additional amount that shall, together with any interest paid to the holder of the Investor Note and any accrued and unpaid interest on the Investor Note, provide the holder of the Investor Note an internal rate of return of 9% per annum on such principal amount over the period starting from (and including) the note issue date and ending on (and including) the date of redemption. “Mandatory Redemption Event” means the occurrence of any change of control, any sale, lease or other transfer of all or substantially all of the consolidated assets of ECARX Holdings and its subsidiaries, taken as a whole, to any person other than a subsidiary, ECARX Holdings’ ceasing to be listed on the stock exchange, any redemption event set forth in the current organization documents of ECARX Holding prior to the listing, an event of default, among other things.
Subject to the terms and conditions in the Investor Note Purchase Agreement, ECARX Holdings has agreed to file with the SEC a shelf registration statement registering the resale of the Investor Note Conversion Shares after the closing of the Business Combination.
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, COVA, Sponsor and ECARX entered into the Sponsor Support Agreement, pursuant to which Sponsor has agreed, among other things and subject to the terms and conditions set forth therein: (a) in connection with the Closing, to surrender to COVA such number of COVA Founder Shares equal to the quotient obtained by dividing the COVA Shareholder Redemption Amount by US$10.00 without consideration therefor, in the event that the amounts in the Trust Account immediately prior to the Closing (after deducting the COVA Shareholder Redemption Amount) is less than US$210 million, provided that the number of COVA Founder Shares so surrendered shall not exceed thirty percent (30%) of the aggregate number of COVA Founder Shares held by Sponsor as of the date of the Merger Agreement, (b) to vote all COVA Shares in favor of the transactions contemplated in the Merger Agreement and the other Transaction Proposals, (c) to waive the anti-dilution rights of the holders of COVA Founder Shares under the COVA Articles, (d) to appear at the shareholders meeting of COVA in person or by proxy for purposes of constituting a quorum, (e) to vote all COVA Shares against any proposals that would materially impede the transactions contemplated in the Merger Agreement or any other Transaction Proposal, (f) not to redeem any COVA Shares held by Sponsor in connection with the transactions contemplated in the Merger Agreement, (g) not to amend that certain letter agreement between COVA, Sponsor and certain other parties thereto, dated as of February 4, 2021, (h) not to transfer any COVA Securities held by Sponsor, subject to certain exceptions, (i) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Act in respect to all COVA Shares held by Sponsor with respect to the First Merger, to the extent applicable, and (j) not to transfer ECARX Ordinary Shares, ECARX Warrants, or ECARX Ordinary Shares received upon the exercise of any ECARX Warrants, if any, during the respective periods as set forth therein, subject to certain exceptions.
ECARX Shareholder Support Agreement
Concurrently with the execution of the Merger Agreement, COVA, ECARX and certain of the shareholders of ECARX entered into the ECARX Shareholder Support Agreement, pursuant to which certain shareholders who hold ECARX Shares that constitute the required approval of ECARX shareholders to approve the Transactions have agreed, among other things, and subject to the terms and conditions set forth therein: (a) to vote in favor of the transactions contemplated by the Merger Agreement, (b) to, if applicable, appear at the ECARX shareholders’ meeting in person or by proxy for purposes of counting towards a quorum, (c) to vote against any proposals that would or would be reasonably likely to in any material respect impede the transactions contemplated by the Merger Agreement, (d) not to transfer any

ECARX Shares held by such shareholder from the date of the ECARX Shareholder Support Agreement to the Closing, subject to certain exceptions, and (f) for the lock-up period after the Closing specified therein, not to transfer certain ECARX Shares held by such shareholder, if any, subject to certain exceptions.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, ECARX, Sponsor and certain shareholders of ECARX will enter into a registration rights agreement, to be effective as of the Closing, pursuant to which, among other things, ECARX will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and Sponsor and certain shareholders of ECARX will be granted customary demand and piggyback registration rights.
The Registration Rights Agreement also provides that ECARX will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification or similar rights of the parties with respect to their ECARX Securities.
Assignment, Assumption and Amendment Agreement
The Merger Agreement contemplates that, at the Closing, COVA, ECARX and Continental will enter into the Assignment, Assumption and Amendment Agreement, pursuant to which, among other things, COVA will assign all of its rights, interests and obligations in the Existing Warrant Agreement to ECARX effective upon the Closing, and the Existing Warrant Agreement will be amended to change all references to COVA to ECARX and so that each warrant will represent the right to receive one whole ECARX Class A Ordinary Share.

PROPOSAL ONE — THE BUSINESS COMBINATION PROPOSAL
General
Holders of COVA Shares are being asked to adopt the Merger Agreement, approve the terms thereof and approve the transactions contemplated thereby, including the Business Combination. COVA shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “The Merger Agreement” above, for additional information and a summary of key terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.
COVA may consummate the Business Combination only if the Business Combination Proposal is approved by an ordinary resolution, requiring the affirmative vote of the holders of a majority of the issued and outstanding COVA Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the extraordinary general meeting, and the Merger Proposal is approved by a special resolution, requiring the affirmative vote of the holders of at least two-thirds of the issued and outstanding COVA Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the extraordinary general meeting.
The Merger Agreement and Related Agreements
Please see sections entitled “The Merger Agreement” and “Agreements Entered Into in Connection with the Business Combination” for additional information and a summary of key terms of the Merger Agreement and the related agreements. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.
Pro Forma Capitalization
The pro forma equity valuation of ECARX upon consummation of the Transactions is estimated to be US$3.8 billion.
It is estimated that, immediately after the Closing, (i) the existing shareholders of ECARX will own 87.7% of the issued and outstanding ECARX Ordinary Shares, (ii) COVA Public Shareholders will own 7.7% of the outstanding ECARX Ordinary Shares, and (iii) the Sponsor will own 1.9% of the outstanding ECARX Ordinary Shares, assuming (a) none of the COVA Public Shareholders exercise their redemption rights, (b) no COVA shareholder exercises its dissenters’ rights, (c) the Strategic Investments are fully funded at the Closing, (d) the Lotus Note is fully converted into ECARX Ordinary Shares at a conversion price of US$9.50 per share, and the principal amount of the Investor Notes is fully converted into ECARX Ordinary Shares at a conversion price of US$11.50 per share, and (e) 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization) are issued, and excluding shares underlying the COVA Public Warrants and COVA Private Warrants.
Assuming alternatively the maximum redemption by COVA Public Shareholders and the waiver of Minimum Available Cash Condition, it is anticipated that the existing shareholders of ECARX will own 95.7% of the issued and outstanding ECARX Ordinary Shares, COVA Public Shareholders will own 0% of the issued and outstanding ECARX Ordinary Shares, and the Sponsor will own 1.5% of the issued and outstanding ECARX Ordinary Shares, immediately after the Closing.
Background of the Business Combination
The terms of the Merger Agreement and related ancillary documents are the result of extensive negotiations between COVA, ECARX and their respective representatives. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions. It is not, and does not purport to be, a complete catalogue of every interaction between the applicable parties.
COVA is a blank check company incorporated on December 11, 2020 as a Cayman Islands exempted company. COVA was formed to complete a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. COVA’s objective was to identify and complete a business combination with a company with operations and prospects focusing on high growth technology and tech-enabled businesses in Southeast Asia in the consumer internet, ecommerce, and software industries, though COVA reserved the right to pursue an acquisition opportunity in any business, industry or geographic region.
On February 9, 2021, COVA consummated its initial public offering of 30,000,000 Units (including 3,900,000 Units that were issued pursuant to the underwriters’ partial exercise of their over-allotment option), at a price of US$10.00 per Unit, generating gross proceeds to COVA of US$300.0 million. Each Unit consists of one Class A ordinary share and one-half of one COVA Public Warrant. Concurrently to the closing of the initial public offering, COVA consummated a private placement of 8,872,000 COVA Private Warrants with the Sponsor at a price of US$1.00 per COVA Private Warrant, generating gross proceeds to us of US$8.9 million. US$300.0 million of the net proceeds from the IPO and the sale of the COVA Private Warrants was deposited in a trust account established for the benefit of COVA’s public shareholders. The underwriters will receive deferred underwriting compensation from COVA if the Business Combination is completed.
Prior to consummation of the IPO, neither COVA, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to any potential business combination transaction with COVA. After its IPO and consistent with COVA’s business purpose, COVA’s directors and management team commenced an active, targeted search for an initial set of potential business combination targets, leveraging COVA’s and the Sponsor’s network of relationships and intimate knowledge of the private company marketplace, as well as the prior experience and network of COVA’s directors and management team.
In evaluating potential businesses and assets for an initial business combination, COVA, together with its management team and the Sponsor, considered acquisition candidates across various industry categories. COVA generally focused on targets: (i) that are high growth technology and tech-enabled businesses; (ii) with high growth potential and disruptive technologies and products; (iii) with synergies with Sponsor’s ecosystem and (iv) that are led by experienced and focused management teams. When evaluating potential targets, COVA generally judged opportunities against these criteria, in addition to others.
During COVA’s active search for prospective business combination candidates which commenced after closing of its IPO and continued through September 21, 2021 when COVA entered into exclusive discussions with ECARX, COVA reviewed, and held preliminary discussions with respect to, a number of acquisition opportunities in addition to ECARX. In this process, COVA’s management: (i) developed an initial list of potential business combination candidates that were primarily identified by the knowledge and network of COVA, its management team and the Sponsor; and (ii) considered and conducted analyses of 21 potential business combination candidates, other than ECARX. COVA entered into 13 non-disclosure agreements and engaged in discussions and due diligence with several of these potential targets other than ECARX. These potential targets operated in the businesses of mobility, transportation/travel, AI/automation, and SaaS.
COVA did not further pursue a potential transaction with the other potential business combination targets with which it engaged in discussions for a variety of reasons, including, among other things: (i) COVA’s assessment of each target company’s ability to execute its business and financial plans and scale its business; (ii) COVA’s assessment of each target company’s business model, customer concentration, competitive landscape and corresponding risk to future financial performance; and (iii) the parties’ inability to reach an agreement on valuation.
On July 22, 2021, ECARX was introduced to COVA as a target of a potential business combination through representatives of UBS AG Hong Kong Branch (“UBS”) and Morgan Stanley Asia Limited (“Morgan Stanley”), financial advisor to ECARX in connection with the Business Combination.
On July 22, 2021, COVA and ECARX entered into a customary confidentiality agreement. The confidentiality agreement did not contain a standstill provision.
During the course of July 2021, as part of the broader sell-side process, representatives of UBS and Morgan Stanley also reached out to several other blank check companies with respect to an initial potential business combination, followed by further discussions by UBS and Morgan Stanley, with those that were interested. In connection with these discussions, these interested blank check companies also attended a management presentation with ECARX through video conference. The discussions with these potential counterparties did not ultimately lead to a transaction.
On July 29, 2021, COVA’s Chief Executive Officer and Chief Financial Officer, Mr. Jun Hong Heng, and Andrew Faubel, then Vice President of Crescent Cove, ECARX’s Chief Executive Officer, Mr. Ziyu Shen, ECARX’s then Chief Financial Officer, Mr. Tony Chen, together with other key management from both parties, and representatives of UBS, held a management presentation session through video conference. During the session, representatives of ECARX made a management presentation to COVA, describing the business and financial performance of ECARX and sharing their vision for ECARX’s future development. The parties also discussed certain next steps for the potential business combination.
On August 7, 2021, COVA received from ECARX an initial draft of a non-binding letter of intent (the “LOI”), which outlined the proposed terms for the proposed Business Combination for discussion purposes, including, among other things, valuation and transaction consideration, transaction financing, proposed post-closing governance and an exclusivity arrangement. The LOI also provided for key terms regarding a sponsor promote, an equity compensation plan, lock-up and registration rights arrangements with respect to securities of the combined entity after the Business Combination to be held by the Sponsor and certain shareholders of ECARX and closing conditions. The LOI also contemplated that the initial composition of the board of directors of the combined entity would be seven directors, of which five will be determined by the existing board of directors of ECARX, and two directors would be designated by the Sponsor and reasonably acceptable to ECARX. The LOI also contemplated that the management team of the combined entity would consist of ECARX’s current management team.
On August 24, 2021, ECARX received from COVA a marked up copy of the LOI.
Between August 23 and September 21, 2021, multiple discussions were held between the parties and their respective advisors, and multiple drafts of the LOI were exchanged between ECARX’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), and COVA’s legal counsel, Orrick, Herrington & Sutcliffe LLP (“Orrick”).
On September 21, 2021, COVA and ECARX finalized and executed the LOI. The LOI set forth the key terms of the proposed Business Combination as well as standard confidentiality and exclusivity terms. The LOI contemplated a business combination which would value ECARX at a fully-diluted pre-money equity value of US$3.8 billion. The LOI also stated that a minimum of US$200 million of proceeds (without taking into account the payment of transaction expenses of COVA and ECARX) would be provided to the combined company, which would be financed with proceeds in COVA’s trust account and up to an additional US$300 million to be generated by the PIPE investment. Pursuant to the LOI, each of ECARX and COVA agreed to be subject to an exclusivity period from the date of the LOI and ending at 11:59 p.m., Hong Kong time, on the 45th day following the date of the LOI (the “Exclusivity Period”). During the Exclusivity Period, each of ECARX, on the one hand, and COVA, on the other hand, agreed that it would not (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) relating to, with respect to ECARX, an Alternative Target Transaction (as defined in the LOI), and with respect to COVA, an Alternative SPAC Acquisition (as defined in the LOI, together with an Alternative Target Transaction, each a “Alternative Transaction”), (b) furnish or disclose any non-public information to any person or entity in connection with or that would reasonably be expected to lead to an Alternative Transaction; (c) enter into any agreement, arrangement or understanding regarding an Alternative Transaction; or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person or entity to do or seek to do any of the foregoing. The LOI was non-binding and subject to execution of a definitive agreement signed by all parties with respect to the proposed Business Combination, except for provisions relating to transaction expenses, waiver of claims against COVA’s trust account, exclusivity, confidentiality and governing law.
On September 23, 2021, ECARX provided COVA and its advisors with access to a virtual data room for purposes of conducting business, operational, financial, legal, tax and other due diligence with respect to ECARX. The virtual data room included, among other things, ECARX’s business plan, financial model, historical financial statements, and certain operational information relating to ECARX’s products, suppliers and customers. Beginning on such date, COVA and its advisors conducted extensive legal due diligence regarding ECARX’s business, including, but not limited to, diligence on ECARX’s corporate structure, historical financing activities, intellectual property, cyber security, material contracts and employee matters. On September 28, 2021, COVA’s legal advisors had an initial legal due diligence call with the ECARX management team, where COVA’s legal advisors raised questions based on the initial virtual data room review and requested additional information and documentation. During the period from October 4, 2021 to November 19, 2021, COVA and its advisors, based on review of the due diligence documents, sent numerous lists of follow-up due diligence questions and document requests to ECARX; and ECARX and its advisors in turn provided written responses and uploaded additional due diligence documents to the virtual data room in response to such diligence request lists. COVA’s legal advisors provided COVA with a written report summarizing their initial legal due diligence findings on December 6, 2021. During the period from April 12, 2022 to May 25, 2022, COVA and its advisors sent additional due diligence questions and document request lists to ECARX; and ECARX and its advisors provided responses to the additional request lists and uploaded additional due diligence documents to the virtual data room in response to the additional request lists. COVA’s legal advisors provided COVA with a written report summarizing their additional legal due diligence findings on May 25, 2022.
On September 24, 2021, an all-parties kick-off video conference call was held between COVA, ECARX, and their respective advisor to discuss a proposed transaction timetable, key transaction documentation work allocation and coordination matters.
Beginning on October 6, 2021 through to October 25, 2021, COVA’s financial and tax due diligence advisor, PricewaterhouseCoopers LLP (“PwC”), and COVA’s technical due diligence advisor, Roland Berger, conducted extensive financial, tax and technical due diligence on ECARX. As part of the due diligence process, PwC and Roland Berger were granted access to the VDR on October 6, 2021 and October 8, 2021, respectively. Additionally, interviews with the key management of ECARX and site visits to ECARX’s China and Europe offices were also arranged during this period which PwC, Roland Berger and UBS sent onsite representatives, with other financial advisor attending through video conferencing. Separately, PwC also had 2 onsite financial and tax due diligence sessions The due diligence process included, but was not limited to: (i) review of ECARX business and products, (ii) relationship of different entities under ECARX, (iii) labor cost and talent acquisition, (iv) competitors and (v) product roadmap and company vision.
On November 23, 2021, representatives of Skadden and Orrick discussed and generally aligned on the proposed transaction structure of the Business Combination.
On March 24, 2022, Skadden circulated an initial draft of the Merger Agreement to Orrick. Subsequently and up until the execution of the Merger Agreement and related agreements on May 26, 2022, Skadden and Orrick exchanged multiple drafts of the Merger Agreement and the related ancillary documents, the most significant exchanges of which are summarized in further details below. In connection with these exchanged drafts and discussions, Skadden and Orrick also held a number of phone discussions regarding the Merger Agreement and the other ancillary documents and had regular contact with their respective clients during this period to keep them informed of the status of the Merger Agreement and the ancillary documents and solicit their feedback in connection with these documents. The principal terms of the Merger Agreement and the related ancillary documents being negotiated during such time related to, among other things, (i) the scope of representations, warranties and covenants, (ii) the applicable conditions and approvals required to consummate the Business Combination, (iii) certain provisions related to the Strategic Investments and the Permitted Financing and Subsequent Equity Financing, (iv) the scope of the terms of ECARX Shareholder Support Agreement, Sponsor Support Agreement, Registration Rights Agreement and other ancillary documents relating to the Business Combination, and (v) corporate governance of the combined company following the Business Combination, including the terms of the Amended ECARX Articles.
On April 15, 2022, ECARX circulated to COVA an updated financial model reflecting the updated business plan that was prepared based on ECARX’s draft 2021 management accounts.
On April 16, 2022, Orrick sent Skadden initial drafts of the Sponsor Support Agreement and the Warrant Assignment, Assumption and Amendment.
On April 19, 2022, Orrick sent Skadden a revised draft of the Merger Agreement that proposed various revisions to, among others, tighten representations, warranties and covenants to be provided by each party under the Merger Agreement, add certain closing conditions of the transactions contemplated, and tighten the interim operating covenants of ECARX under the Merger Agreement.
On April 19, 2022, Skadden sent Orrick revised drafts of the Sponsor Support Agreement and the Warrant Assignment, Assumption and Amendment. Multiple discussions and multiple drafts of such draft agreements were exchanged until such agreements were finalized prior to signing of the Merger Agreement.
On April 20, 2022, Skadden sent Orrick an initial draft of the ECARX Shareholder Support Agreement.
During April 20 and May 17, 2022, Skadden and Orrick exchanged drafts of the Sponsor Support Agreement and the ECARX Shareholder Support Agreement to reflect changes with respect to various business and legal drafting issues including, among others, the scope of exceptions to transfer and lock-up restrictions imposed on ECARX Securities during the Interim Period and following the Closing.
On April 21, 2022, ECARX circulated its 2021 management accounts to COVA.
On April 24, 2022, ECARX circulated the further updated financial model reflecting the further updated business plan in conjunction with the latest 2021 management accounts to COVA.
On April 25, 2022, Skadden sent Orrick a further revised draft of the Merger Agreement that reflected numerous changes to provisions concerning, among other things, certain representations and warranties and covenants, as well as conditions to closing.
On April 28, 2022, ECARX held a board meeting to report to its board members on the transaction process and details, including but not limited to: (i) structure of the deal, (ii) key terms of the transaction, (iii) estimated timetable of the transaction, and (iv) information of potential investments to be in place at the time of announcement of the transactions. ECARX’s advisors UBS, Morgan Stanley, China International Capital Corporation Hong Kong Securities Limited and Skadden assisted ECARX in the preparation of the presentation.
On May 1, 2022, Skadden circulated an initial draft of the Strategic Investment Agreement prepared based upon the term sheet provided to the Strategic Investor and its legal counsel. Thereafter, the terms of the Strategic Investment Agreement, including with respect to the conditions to closing of the Strategic Investor, representations and warranties, registration rights, among other terms and conditions, were further negotiated between Skadden and the legal counsel to the Strategic Investor.
On May 1, 2022, Orrick sent Skadden a further revised draft of the Merger Agreement that proposed, among other things, (i) further revisions to the scope of representations, warranties and covenants to be provided by ECARX under the Merger Agreement, including tightened representations and warranties with respect to ECARX’s intellectual property and business data, (ii) further revisions to COVA’s conditions to closing to include ECARX’s delivery of executed shareholder lock-up agreements and legal opinions issued by its mainland China legal counsel regarding inapplicability of certain approvals required by government authorities in mainland China for specific matters, (iii) a “fiduciary out” construct which gives COVA the right to change its board recommendation that the COVA Shareholders vote in favor of the Transaction Proposals at the COVA shareholders’ meeting if, at any time prior to the receipt of the COVA shareholders’ approval, the COVA Board determines in good faith, after consultation with its outside legal counsel, that the failure to change its board recommendation would be inconsistent with its fiduciary duties.
On May 3, 2022, Skadden and Orrick held a conference call to discuss certain issues and other matters related to the draft of the Merger Agreement dated May 1, 2022, including the scope of representations and warranties, “fiduciary out” for COVA Board, the scope of interim operating covenants of ECARX and certain closing conditions of COVA, including ECARX’s delivery of executed shareholder lock-up agreements and legal opinions issued by its mainland China legal counsel.
On May 4, 2022, Skadden sent Orrick an initial draft of the Registration Rights Agreement. Multiple revised drafts of the Registration Rights Agreement were circulated between Orrick and Skadden through May 18, 2022.
On May 10, 2022, Skadden sent Orrick a further revised draft of the Merger Agreement that reflected numerous changes to provisions that were discussed on the conference call held on May 3, 2022 and further discussed with ECARX.

On May 12, 2022, Skadden and Orrick held another conference call to discuss certain remaining issues related to the draft of the Merger Agreement dated May 10, 2022. Also on May 12, 2022, Orrick circulated to Skadden a further revised draft of the Merger Agreement. Between May 15, 2022 to May 18, 2022, Skadden and Orrick exchanged several drafts of Merger Agreement, had extensive discussions with their respective clients and held several conference calls to discuss the remaining outstanding issues related to the draft of the Merger Agreement, which was substantially finalized on May 18, 2022.
From May 14, 2022 and until the Strategic Investment Agreement was finalized on May 26, 2022, Skadden held several phone discussions with one Strategic Investor to discuss its final comments on the Strategic Investment Agreement.
On May 24, 2022, Skadden sent ECARX an initial draft Strategic Investment Agreement for the other Strategic Investor. Multiple discussions of such draft agreement took place among the relevant parties and multiple drafts were exchanged until such agreement was finalized prior to signing of the Merger Agreement.
On May 15, 2022, the COVA board of directors held a board meeting to discuss the proposed business combination with ECARX and a discussion ensued regarding, among other things, the key terms and structure of the Business Combination, the related financings and fiduciary duties under Cayman law. In connection therewith, representatives of Orrick and Walkers made presentations to the COVA board of directors. At the conclusion of the meeting, COVA’s board of directors unanimously approved COVA’s entry into the Merger Agreement and the transactions contemplated thereby. On May 26, 2022, the board of directors of ECARX approved ECARX’s entry into the Merger Agreement and the related documents and agreements. On the same day, the respective board of Merger Sub 1 and Merger Sub 2 approved their respective entry into the Merger Agreement.
On May 26, 2022, the parties executed and delivered the Merger Agreement and related documents and agreements.
On May 26, 2022, substantially concurrently with the execution and delivery of the Merger Agreement and the related documents and agreements, the Strategic Investors entered into the Strategic Investment Agreements with ECARX, pursuant to which the Strategic Investors will subscribe for and purchase ECARX Class A Ordinary Shares at US$10.00 per share for an aggregate investment amount of US$35,000,000.
Before the market opened on May 26, 2022, COVA and ECARX issued a joint press release announcing the execution of the Merger Agreement. On the same date, COVA filed with the SEC a Current Report on Form 8-K announcing the execution of the Merger Agreement. The Current Report on Form 8-K also contained other ancillary documents and the investor presentations prepared by members of the COVA and ECARX management teams and their respective representatives.
COVA Board of Directors’ Reasons for the Business Combination
At a meeting of COVA’s board of directors held on May 15, 2022, COVA’s board of directors unanimously determined that the form, terms and provisions of the Merger Agreement, including all exhibits and schedules attached thereto, are in the best interests of COVA, adopted and approved the Merger Agreement and the transactions contemplated thereby, determined to recommend to COVA shareholders that they approve and adopt the Merger Agreement and approve the Business Combination and the other matters proposed in this proxy statement/prospectus and determined that the foregoing be submitted for consideration by COVA shareholders at the meeting. When you consider the recommendation of COVA’s board of directors, you should be aware that COVA’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of COVA shareholders generally. These interests are described in the section entitled “— Interests of COVA’s directors and officers in the Business Combination.”
COVA’s board of directors unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal and “FOR” the Adjournment Proposal if the Adjournment Proposal is presented to the meeting.
In evaluating the Business Combination, COVA’s board of directors consulted with COVA’s management, financial, legal and capital markets advisors and discussed with COVA’s management various industry, commercial, operational and financial information of ECARX. In addition, COVA’s management, with the assistance of COVA’s legal, commercial and financial advisors, conducted an extensive financial, operational, industry and legal due diligence review of ECARX, including the following:
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participated in multiple meetings with ECARX’s management team and representatives regarding operations, regulatory compliance and financial prospects, among other customary due diligence matters;

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reviewed industry-related financial information and consulted with industry experts;

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reviewed ECARX’s business model and historical audited and unaudited financial statements, among other financial information;

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reviewed financial projections provided by ECARX’s management and the assumptions underlying those projections;

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reviewed ECARX’s readiness to operate as a publicly-traded company;

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reviewed ECARX’s material business contracts and certain other legal and commercial diligence; and

•
reviewed other financial aspects of ECARX and the Business Combination.

In the opinion of COVA’s board of directors, COVA’s management, including its directors and officers, was suitably qualified to conduct the due diligence review and other investigations required in connection with the search for a business combination partner and to evaluate the operating and financial merits of companies like ECARX. COVA’s board of directors believed, based on the operational, investment and financial experience, and the background of its directors, that COVA’s board of directors was qualified to conclude that the Business Combination was fair, from a financial point of view, to COVA’s shareholders and to make other necessary assessments and determinations regarding the Business Combination. A detailed description of the experience of COVA’s directors is included in the section of this proxy statement/prospectus entitled “Information about COVA.”
In reaching its unanimous resolution as described above, COVA’s board of directors considered a variety of factors, including, but not limited to, the following:
•
Large and fast-growing market.   ECARX’s future growth underpinned by rapid development within various market verticals;

•
Strong product offering.   ECARX offers a technology portfolio that has the potential to transform vehicles into seamlessly integrated information, communications, and transportation devices;

•
Experienced and Proven Management Team.   The expertise and experience of ECARX’s senior management team, who are a proven, public company-ready team;

•
Alternatives.   COVA’s belief that the proposed Business Combination represents a very attractive opportunity based upon the process utilized to evaluate and assess other potential acquisition targets, and COVA’s belief that such process has not presented a better alternative;

•
Results of Due Diligence.   The review by the board of directors and discussions with COVA’s management and consultants and advisors concerning the due diligence examination of the operations, financial condition and prospects of ECARX;

•
Negotiated Transaction.   COVA’s belief that the financial and other terms of the Merger Agreement are reasonable and were the product of arm’s-length negotiations between COVA and ECARX;

•
Public Company Readiness.   The belief in the readiness of ECARX to operate in the scrutiny of public markets, with strong management, corporate governance and reporting policies in place;

•
Platform for Future Development and Expansion.   ECARX’s potential public company status following the consummation of the Business Combination, together with the capital to be provided to ECARX in connection with the Business Combination, is expected to provide ECARX with an optimal platform and strong financial foundation for further development and expansion;

•
Attractive Valuation.   COVA’s board of directors’ belief that ECARX’s implied valuation and growth potentials following the Business Combination relative to certain selected publicly-traded companies in the same sector is favorable for COVA;

•
Terms of the Merger Agreement.   The review by the COVA board of directors with its consultants and advisors of the terms of the Merger Agreement and its review with its legal advisors of the other terms of the Merger Agreement, including the representations, covenants and termination provisions; and

•
Shareholder Approval.   COVA’s board of directors considered the fact that in connection with the Business Combination, shareholders have the option to (i) remain shareholders of the combined company, (ii) sell their shares on the open market or (iii) subject to certain shareholders that have agreed not to exercise redemption rights, redeem their shares for the per share amount held in the Trust Account.

COVA’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
•
Future Financial Performance.   The risk that future financial performance may not meet expectations due to factors in ECARX’s control or out of ECARX’s control, including due to economic cycles, macroeconomic factors and COVID-19;

•
Competition.   Competition in ECARX’s industry is intense, which may cause reductions in the price ECARX can charge or the demand ECARX can generate for its products, thereby potentially lowering ECARX’s profits;

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Loss of Key Personnel.   Key personnel in ECARX’s industry are vital and competition for such personnel is intense. The loss of any key personnel could be detrimental to ECARX’s operations;

•
Macroeconomic Risks.   Macroeconomic uncertainty and the effects it could have on ECARX’s revenues;

•
Benefits Not Achieved.   The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•
COVA Shareholders Holding Minority Position.   The fact that existing COVA shareholders will hold a minority position in ECARX following consummation of the Business Combination;

•
Closing Uncertainty.   The risk that the Business Combination might not be consummated in a timely manner or that consummation of the Business Combination might not occur despite COVA’s efforts, including by reason of a failure to obtain requisite shareholder approval; and

•
Other Risks.   Various other risks associated with ECARX’s business, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, including consideration of the risks described in the section entitled “Risk Factors — Risks Relating to Doing Business in China”.

Summary of COVA’s Financial and Valuation Analysis
The following is a summary of the material financial and valuation analyses presented to and reviewed by the board of directors of COVA in connection with the valuation of ECARX in the Business Combination. The summary set forth below does not purport to be a complete description of the financial and valuation analyses reviewed or factors considered by COVA’s management, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by the board of directors of COVA. COVA may have deemed various assumptions more or less probable than other assumptions. Some of the summaries of the financial analyses set forth below include information presented in tabular format. Considering the data in the tables specified below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying COVA’s financial analyses and the recommendation of the board of directors of COVA.
The valuation analyses reviewed by the board of directors of COVA were conducted based upon numerous material assumptions with respect to, among other things, the market size, commercial efforts,

industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of COVA, ECARX or any other parties to the Business Combination. None of COVA, ECARX or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of ECARX do not purport to be appraisals or reflect the prices at which ECARX shares may actually be valued or traded at in the open market after the consummation of the Business Combination. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analysis are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.
Comparable Company Analysis
For the purpose of this valuation assessment, the board of directors of COVA took into account two comparable company sets as follows: (a) intelligent cockpit/automotive suppliers and (b) automotive chip makers.
The table below sets forth the comparable companies selected as part of the financial analyses of ECARX.
Comparable Company	Description
Intelligent cockpit/automotive suppliers
Huizhou Desay SV Automotive Co Ltd (“Desay SV”)	Desay SV is a mobility technology company providing smart mobility solution in the fields of intelligent cabin, intelligent driving and connected services.
Thunder Software Technology Co Ltd (“ThunderSoft”)	ThunderSoft is a provider of operating system technologies, with expertise in edge intelligence and a middleware, application, and algorithm technology portfolio. The company primarily provides its products and solutions to the smart vehicle, smart phone and smart IoT industry.
NavInfo Co Ltd (“NavInfo”)	NavInfo engages in the research and development of electronic navigation maps. It provides digital map content, dynamic traffic information and location-based vertical application service of big data. The company’s products and solutions are widely adopted in navigation, connected vehicle service and autonomous driving.
Automotive chip makers
NVIDIA Corporation (“NVIDIA”)	NVIDIA is a global semiconductor company focused on the design and manufacture of graphic processing unit for scientific computing, artificial intelligence, data science, autonomous vehicles, robotics, augmented reality and virtual reality.
Qualcomm Incorporated (“Qualcomm”)	Qualcomm focuses on the development and commercialization of foundational technologies for the wireless industry. Qualcomm’s products are sold across mobile handsets and the automotive industry.
NXP Semiconductors N.V. (“NXP”)	NXP is a global semiconductor company providing solutions used in automotive, industrial & Internet of Things, mobile, and communication infrastructure.

Comparable Company	Description
Ambarella, Inc. (“Ambarella”)	Ambarella is a developer of low-power SoC semiconductors providing AI, processing, image signal processing and high-resolution video compression. The company specializes in the development of deployable, scalable designs for intelligent cameras.
indie Semiconductor, Inc. (“indie Semiconductor”)	indie Semiconductor offers automotive semiconductors and software solutions for ADAS, connected car, user experience and electrification applications.
Although none of the selected public companies are directly comparable to ECARX, the key selection criteria used to determine the comparable companies included, among others, the following factors: (i) the product/service offerings, (ii) business model similarity in revenue recurrence, (iii) revenue growth profile, and (iv) gross margin. Companies were selected because they demonstrate similar product/service offerings as ECARX’s. The comparable companies are broken down into two sets of public companies, which can be summarized as follows:
Intelligent cockpit/automotive suppliers: These selected companies operate in the automotive industry and supply products and services to OEMs, similar to ECARX in terms of positioning in the value chain. These companies benefit from similar mega trends in the intelligent cockpit industry driven by advancement in automotive technologies and increasing consumer demand for intelligent features. These companies may differ from ECARX in terms of growth and margin profile due to differences inherent in the nature of the product offerings and level of technologies adopted. For example, NavInfo is focused on research and development of electronic navigation maps within the smart mobility sector, which is not a focus of ECARX, but NavInfo was selected based on the technologies in the automotive industry and adjacent verticals within the automotive industry’s movement to intelligent cockpit technology driven by consumer demand.
Automotive chip makers: These selected companies offer semiconductor products and solutions across various applications including automotive. Given a meaningful portion of ECARX’s revenue streams also comes from the development and sales of auto-grade SoC products, along with compatible software and OS, in addition to the fact that chip technology is a core part of their cockpit product offerings. These companies are generally expected to have comparable estimated revenue growth as ECARX.
Operational Benchmarking
The board of directors of COVA compared the estimated revenue growth rate and gross margin of ECARX against each of the comparable companies in the two comparable company sets. These were estimates based on publicly available information as of May 10, 2022.
The estimated revenue growth rate and gross margin are summarized in the table below:
	2022E Revenue Growth Rate	2022E Gross Margin
ECARX	30%	31%
Desay SV	34%	25%
ThunderSoft	44%	40%
NavInfo	27%	67%
NVIDIA	61%	88%
Qualcomm	24%	59%
NXP	19%	58%
Ambarella	19%	63%
indie Semiconductor	129%	48%

Valuation Benchmarking
The board of directors of COVA reviewed an analysis of the estimated total enterprise value/revenue of each of the comparable companies in the two comparable company sets. These were estimates based on publicly available information as of May 10, 2022.
The multiples of enterprise value are summarized in the table below:
Enterprise Value / 2022E Revenue
ECARX	6.0x
Desay SV	5.1x
ThunderSoft	6.7x
NavInfo	6.9x
NVIDIA	16.8x
Qualcomm	3.6x
NXP	4.3x
Ambarella	7.0x
indie Semiconductor	5.5x
Based on the data above and COVA’s view of the opportunities and challenges facing ECARX, COVA’s board concluded that ECARX’s enterprise value as multiples of estimated 2022 revenue represented an attractive valuation relative to the enterprise value as multiples of estimated 2022 revenue of the two sets of comparable companies. The results of the above-referenced analyses supported COVA’s board of directors’ determination that, based on a number of factors, it was fair to and in the best interests of COVA and its shareholders, and that it was advisable, to enter into the Merger Agreement and the ancillary documents to which COVA is, or will be, a party and to consummate the transactions contemplated thereby (including the Business Combination).
While COVA’s board of directors considered potentially positive and potentially negative factors, COVA’s board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by COVA’s board of directors in its consideration of the Business Combination, but includes the material positive factors and material negative factors considered by COVA’s board of directors in that regard. In view of the number and variety of factors and the amount of information considered, COVA’s board of directors did not find it practicable to, nor did it attempt to, make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of COVA’s board of directors may have given different weights to different factors. Based on the totality of the information presented, COVA’s board of directors collectively reached the unanimous decision to reach the determinations described above in light of the foregoing factors and other factors that the members of COVA’s board of directors felt were appropriate. Portions of this explanation of COVA’s board of directors’ reasons for the Business Combination and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Industry and Market Data.” COVA’s board of directors does not believe that the waiver of corporate opportunities doctrine in the COVA Articles impacted COVA’s search for an acquisition target.
Certain Prospective Operational and Financial Information
Prior to COVA’s board of directors approving the Business Combination and the execution of the Merger Agreement and related agreements, at the request of COVA for management materials as part of its due diligence and evaluation process, ECARX provided COVA with internally prepared forecasts, including estimates for revenue, gross profit and adjusted EBITDA for calendar years 2022 to 2024. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or U.S. GAAP with respect to forward looking financial information. As a private company, ECARX does not, as a matter of course, make public projections as to future performance, revenues, earnings, or other results of operations. The forecasts were previously prepared and solely for internal reference, capital budgeting and other management purposes. The forecasts are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual occurrence and business developments, and were not intended for third-party use, including by investors or equity or debt holders.
This summary of the forecasts is not being included in this proxy statement/prospectus to influence your decision whether to vote in favor of any proposal. None of ECARX, COVA or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the forecasts, and none of them undertake any obligation to update or otherwise revise or reconcile the forecasts to reflect circumstances existing after the date the forecasts were generated, including in respect of the potential impact of the COVID-19 pandemic (or any escalation thereof), or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be erroneous, in each case, except as may be required under applicable law. While presented with numerical specificity, these forecasts were based on numerous variables and assumptions known to ECARX at the time of preparation. These variables and assumptions are inherently uncertain and many are beyond the control of ECARX. Important factors that may affect actual results and cause the forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses of ECARX (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the competitive environment, changes in technology, general business and economic conditions and other factors described or referenced under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. Assumptions underlying the forecasts may prove to not have been, or may no longer be, accurate. As a result, the inclusion of the forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise indicative or predictive of actual future events. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts or otherwise differ materially from the forecasts. For all of these reasons, the forward-looking financial information described below and the assumptions upon which they are based (i) are not guarantees of future results, (ii) are inherently speculative, and (iii) are subject to a number of risks and uncertainties, and readers of this proxy statement/prospectus are cautioned not to rely on them.
Adjusted EBITDA is a non-GAAP financial measure that should not be considered in isolation from, as a substitute for, or superior to, financial information presented in compliance with US GAAP. ECARX believes adjusted EBITDA in the forecasts facilitates better understanding of ECARX’s operating results and provide ECARX’s management with a better capability to plan and forecast future periods. The non-GAAP financial measure as used by COVA and ECARX may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a US GAAP financial measure. Accordingly, ECARX is not providing a reconciliation of its non-GAAP financial measure for the full years 2022 — 2024 to the most directly comparable financial measure prepared in accordance with US GAAP because ECARX is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact, and the periods in which the adjustments may be recognized. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the forecasts. The inclusion of the forecasts in this proxy statement/prospectus should not be regarded as an indication that ECARX or its representatives considered or currently consider the forecasts to be a reliable prediction of future events, and reliance should not be placed on the forecasts.
The forecasts are a component of COVA’s overall evaluation of ECARX and are included in this proxy statement/prospectus because they were provided to the board of directors of COVA for its evaluation of the Business Combination. ECARX has not warranted the accuracy, reliability, appropriateness or completeness of the forecasts to anyone, including COVA. Neither ECARX’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of ECARX compared to the information contained in the forecasts, and none of them intends to or undertakes any obligation to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the forecasts are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. COVA will not refer back to the forecasts in future periodic reports filed under the Exchange Act following the Business Combination.
The prospective financial information included in this document has been prepared by, and is the responsibility of, ECARX’s management. Neither ECARX’s independent registered public accounting firm, KPMG Huazhen LLP, nor any other independent accountants, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the prospective financial information contained herein. Accordingly, KPMG Huazhen LLP does not express an opinion or any other form of assurance with respect thereto. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.
The following table presents the selected forecasted financial information that COVA management reviewed with COVA’s board of directors and which was used by COVA in connection with the financial analysis summarized below:
	Year Ended December 31,
	2022E	2023E	2024E
	(US$, in millions, except otherwise stated)
Total Revenues	539	797	1,317
Gross Profit	167	266	456
Gross Margin	31.0%	33.3%	34.6%
Adjusted EBITDA(1)	(162)	(122)	31
Adjusted EBITDA Margin	(30.0%)	(15.4%)	2.3%

(1)
ECARX defines adjusted EBITDA as net loss or income before income tax expenses, interest expenses, interest income, depreciation and amortization and share-based compensation.

ECARX cautions investors that amounts presented in accordance with the definition of adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net profit or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of ECARX’s liquidity.
The ECARX prospective financial information was prepared using several assumptions, including the following assumptions that ECARX’s management believed to be material:
•
Projected total revenues are based on numerous assumptions associated with ECARX’s different revenue streams and respective product lines:

Sales of goods revenues capture revenues generated from the sales of Automotive Computing Platform products, SoC (“system on a chip”) Core Modules and automotive merchandise and other products. The projected revenues are based on:
(1)
expected volume, of which the main drivers vary across different product lines. Automotive Computing Platform: Sales volume is expected to exceed 500,000 units in 2022 and grow at a CAGR of approximately 50% during the forecast period (2022 — 2024). The expected sales volume of Automotive Computing Platform products is based on the projected sales volume of vehicle models with ECARX’s products installed from the OEM customers for the same period; SoC Core Modules: Sales volume for E-Series SoC Core Modules is expected to exceed 700,000 units in 2022 and grow at a CAGR of approximately 100% during the forecast period (2022 — 2024). The expected sales volume is based on the expected orders received from the Tier 1 supplier customers whose procurement is further determined by the sales volume of vehicle models to which they will supply the finished products to; Automotive merchandise and other products: given the nature of products in this segment is mostly basic electronic components complementary to certain products under the Automotive Computing Platform category, the expected sales volume is directly correlated to the sales volume of such Automotive Computing Platform products.
(2)
expected pricing, which is based on a series of assumptions including, but not limited to: the expected average selling prices for the potential new product lines, the expected increases in average selling prices for the upgraded new iterations of existing product lines, e.g. different generations of Digital Cockpit products, and the assumed annual decreases in average selling prices for certain existing product lines.

Software license revenues capture revenues generated from the licensing of rights to ECARX’s intellectual property of bundled software. The expected volume of software licensing is directly correlated with the expected sales volume of the aforementioned Automotive Computing Platform products and SoC Core Modules. The expected pricing of licensing is determined by the specific types of software catered to each product line and thus differs subject to complexity and functionality.
Service revenues capture revenues generated from various types of services that ECARX provides, namely automotive computing platform design and development services and other services. The expected revenue from design and development services, and other services, is based on particular projects in the pipeline with various automotive companies.
•
Cost of revenues is expected to decline moderately over the forecast period, accounting for approximately 69.0% of total revenues in 2022 to 65.4% in 2024. It is assumed that ECARX will be able to reduce or constrain growth in its variable costs such as procurement costs of raw materials and certain components due to improved cost efficiencies and operating leverage.

•
Projected gross profit is based on a variety of operational assumptions, including, among others, average selling prices of different products and services and the associated unit costs of such products and services that ECARX offers. During the forecast period, gross margin is expected to experience moderate growth from 31.0% in 2022 to 34.6% in 2024, primarily driven by margin improvements from Automotive Computing Platform products and SoC Core Modules as a result of new iterations of existing product lines, the introduction of new product lines and an increasingly diversified client base consisting of global OEMs, in addition to improved operating leverage and lower procurement costs of certain components.

•
Projected adjusted EBITDA is based on a variety of operational assumptions, including, among others, assumptions regarding research and development expenses, general and administrative expenses, selling and marketing expenses, and others. ECARX’s expectation is that the total operating expenses as a percentage of total revenues will decrease during the forecast period on the back of topline expansion.

Research and development expenses are assumed to represent the most significant expense item during the forecast period for the development of products and technologies needed to support the continuous growth of the business, representing approximately 70% of total operating expenses in 2022. During the forecast period, research and development expenses are expected to decrease as a percentage of total revenues from approximately 40% in 2022 to below 30% in 2024, driven by continuous topline growth. Research and development expenses mainly consist of, among others, payroll costs, outsourced R&D expenses, and procurement costs of hardware and software required for the R&D process.
Administrative and selling expenses, the sum of general and administrative expenses and selling and marketing expenses, are expected to decrease as a percentage of total revenues from approximately 15% in 2022 to below 10% in 2024, driven by continuous topline growth. Administrative and selling expenses mainly consist of, among others, staffing costs under different administrative functions, including domestic business operations, international business operations, IT, finance, legal, supply chain management, and others.
•
Considering the factors above, adjusted EBITDA margin is expected to stay negative from 2022 to 2023, whilst turning positive for the first time in 2024.

Satisfaction of 80% Test
COVA’s initial business combination must occur with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the assets held in its trust account (excluding the amount of deferred underwriting commissions held in the trust account and taxes payable on the interest earned on the trust account) at the time of signing the definitive agreement to enter into a business combination. The COVA board of directors determined that this test was met in connection with the proposed Business Combination. In determining whether the 80% requirement was met, rather than relying on any one factor, COVA’s board of directors concluded that it was appropriate to base such valuation on all of the qualitative factors described in this section and the section of this proxy statement entitled “— Cova Board of Directors’ Reasons for the Business Combination” as well as quantitative factors, such as the anticipated implied equity value of the combined company. COVA’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition met the 80% net asset requirement.
Interests of COVA’s Directors and Officers in the Business Combination
When considering the COVA board of directors’ recommendation to vote in favor of approving the Business Combination Proposal and the Merger Proposal, COVA shareholders should keep in mind that Sponsor and COVA’s directors and officers have interests in such proposals that are different from, or in addition to (and which may conflict with), those of COVA shareholders and warrantholders generally. These interests include, among other things, the interests listed below:
•
If the Business Combination with ECARX or another business combination is not consummated by February 9, 2023 (or such later date as may be approved by COVA’s shareholders in an amendment to the COVA Articles), COVA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding COVA Public Shares for cash and, subject to the approval of its remaining shareholders and COVA’s board of directors, dissolving and liquidating. In such event, the COVA Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of US$25,000 prior to the IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Business Combination is consummated, each outstanding COVA Founder Share will be converted into one ECARX Ordinary Share, subject to adjustment described herein.

•
If COVA is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by COVA for services rendered to, contracted for or for products sold to COVA. If COVA consummates a business combination, on the other hand, COVA will be liable for all such claims.

•
The Sponsor acquired the COVA Founder Shares, which will be converted into ECARX Ordinary Shares in connection with the Business Combination, for an aggregate purchase price of US$25,000 prior to the IPO. Based on the closing price of COVA’s Public Shares of US$10.01 on Nasdaq on November 8, 2022, the record date for the extraordinary general meeting, the COVA Founder Shares, if unrestricted and openly tradable, would be valued at US$75,075,000.

•
The Sponsor acquired the COVA Private Warrants, which will be converted into ECARX Warrants in connection with the Business Combination, for an aggregate purchase price of US$8.9 million in the IPO. Based on the closing price of COVA’s Public Warrants of US$0.0347 on Nasdaq on November 8, 2022, the record date for the extraordinary general meeting, the COVA Private Warrants would be valued at approximately US$307,858.

•
As a result of the prices at which the Sponsor acquired the COVA Founder Shares and the COVA Private Warrants, and their current value, the Sponsor could make a substantial profit after the completion of the Business Combination even if COVA Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their COVA Public Shares.

•
The Sponsor and COVA’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on COVA’s behalf, such as identifying and investigating possible business targets and business combinations. However, if COVA fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, COVA may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by February 9, 2023 (or such later date as may be approved by COVA’s shareholders in an amendment to the COVA Articles). As of the record date, the Sponsor and COVA’s officers and directors and their affiliates had incurred no unpaid reimbursable expenses.

•
If COVA is unable to complete a business combination within the required time period, the aggregate dollar amount as of the record date of non-reimbursable funds would be approximately US$75,382,858, reflecting the market value of COVA Founder Shares, the market value of COVA Private Warrants and unpaid out-of-pocket reimbursable expenses.

•
COVA has provisions in the COVA Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that COVA’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to COVA.

•
The Merger Agreement provides for the continued indemnification of COVA’s current directors and officers and the continuation of directors and officers liability insurance covering COVA’s current directors and officers.

•
COVA’s Sponsor, affiliates of the Sponsor, officers and directors may make loans from time to time to COVA to fund certain capital requirements. On September 28, 2020, the Sponsor agreed to loan COVA an aggregate of up to US$300,000 to cover expenses related to the IPO pursuant to a promissory note that was repaid in full on January 22, 2021. On May 26, 2022, COVA issued another unsecured promissory note to the Sponsor, pursuant to which COVA may borrow up to an aggregate principal amount of US$2,000,000. The Second Promissory Note is non-interest bearing and payable upon the consummation of a business combination. Upon consummation of a business combination, the Sponsor shall have the option, but not the obligation, to convert up to US$1,000,000 of the principal balance of the promissory note into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant. Additional loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to COVA outside of the Trust Account.

•
COVA entered into an agreement, commencing on the date its securities were first listed on Nasdaq and up to the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of US$10,000 for office space, utilities, secretarial and administrative services.

The Sponsor has agreed to, among other things, vote all of their COVA Shares in favor of the proposals being presented at the extraordinary general meeting in connection with the Business Combination and waive their redemption rights with respect to their COVA Shares in connection with the consummation of the Business Combination. As of the date of this proxy statement/prospectus, on an as-converted basis, the Sponsor owns, collectively, 20% of the issued and outstanding COVA Shares.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding COVA or its securities, the Sponsor, ECARX, and/or COVA’s or ECARX’s directors, officers, or respective affiliates may purchase COVA Public Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or Merger Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire COVA Public Shares or vote their COVA Public Shares in favor of the Business Combination Proposal or Merger Proposal. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of COVA Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights

If the Sponsor, ECARX, and/or COVA’s or ECARX’s directors, officers, or respective affiliates purchase COVA Public Shares in privately negotiated transactions from COVA Public Shareholders who have already elected to exercise their redemption rights, then such selling shareholder would be required to revoke their prior elections to redeem their COVA Public Shares. The Sponsor, ECARX, and/or COVA’s or ECARX’s directors, officers, or respective affiliates may also purchase COVA Public Shares from institutional and other investors who indicate an intention to redeem COVA Public Shares, or, if the price per share of COVA Public Shares falls below US$10.00 per share, then such parties may seek to enforce their redemption rights. The above-described activity could be especially prevalent in and around the time of closing. The purpose of such share purchases and other transactions would be to increase the likelihood that the following requirements are satisfied: (i) the Business Combination Proposal is approved by the affirmative vote of the holders of a majority of the issued and outstanding COVA Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the extraordinary general meeting; (ii) the Merger Proposal is approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding COVA Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the extraordinary general meeting; (iii) otherwise limit the number of COVA Public Shares electing to redeem; and (iv) ECARX Holdings Inc.’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least US$5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement. The Sponsor, ECARX and/or COVA or ECARX’s directors, officers, or respective affiliates may also purchase shares from institutional and other investors for investment purposes.
Entering into any such arrangements may have a depressive effect on the COVA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase COVA Public Shares at a lower-than-market price and may therefore be more likely to sell the shares he, she, or they own, either at or before the Business Combination.
If such transactions are executed, then the Business Combination could be completed in circumstances where such consummation would not have otherwise occurred. Share purchases by the persons described above would allow them to exert more influence over approving the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. COVA will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of COVA’s directors and officers results in conflicts of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of COVA and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals.
Anticipated Accounting Treatment
ECARX prepares its consolidated financial statements in accordance with U.S. GAAP. In determining the accounting treatment of the Mergers, management has evaluated all pertinent facts and circumstances, including whether COVA, which is a special purpose acquisition company, meets the definition of a business. COVA has raised significant capital through the issuance of shares and warrants and was formed to effect a merger, capital, share exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses. Although COVA has substantial activities related to its formation, capital raise and search for is a business combination, it does not meet the definition of a business.
The determination of the accounting acquirer in a business combination considers many factors, including the relative voting rights in the combined company after the business combination, the existence of a large minority interest in the combined company if no other owner or organized group of owners has a significant voting interest, the composition of the governing body of the combined company, the composition of the senior management of the combined company, the terms of the exchange of equity securities, the relative size of the combining companies and which of the combining companies initiated the combination. There is no hierarchical guidance on determining the accounting acquirer in a business combination effected through an exchange of equity interests.
ECARX has determined that it is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. The purpose of the Mergers was to assist ECARX with the refinancing and recapitalization of its business. ECARX is the larger of the two entities and is the operating company within the combining companies. ECARX will have control of the board as it will hold a majority of the seats on the board of directors with COVA only taking two seats in the board members after the Mergers. ECARX’s senior management will be continuing as senior management of the combined company. In addition, a larger portion of the voting rights in the combined entity will be held by existing ECARX’s shareholders.
As ECARX was determined to be the acquirer for accounting purposes, the accounting for the transaction will be similar to that of a capital infusion as the only significant pre-combination asset of COVA is the cash in the Trust Account. No intangibles or goodwill will arise through the accounting for the transaction. The accounting is the equivalent of ECARX issuing shares of common stock and warrants for the net monetary assets of COVA.
Regulatory Matters
On December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective on February 15, 2022. According to the Revised Measures for Cybersecurity Review, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review.
On November 14, 2021, the CAC released the Regulations on Network Data Security (Draft for Comments), which clarified that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and if a data processor that processes personal data of more than one million users intends to list overseas, it must apply for a cybersecurity review. In addition, data processors that are listed overseas must carry out an annual data security assessment.
On July 6, 2021, the relevant PRC authorities made public the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the establishment of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. According to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), issued by the CSRC on December 24, 2021, collectively the Overseas Listing Rules, if a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of its assets through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major operating entity in mainland China (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). According to the draft Overseas Listing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) any material change to equity structure or a change of control of the issuer; and (iii) any material change to the offering and listing plan. The reporting entity shall also submit a report to the CSRC after the completion of the initial public offering and listing. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; and (iii) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer would necessitate a filing with the CSRC within three business days thereafter.
The above regulations were newly issued or released for public comment only, the PRC government authorities may further enact detailed rules or issue official guidance with respect to the interpretation and implementation of the newly issued regulations, and the provisions and anticipated adoption or effective date of the draft regulations may be subject to change, and thus the above regulations’ interpretation and implementation remain substantially uncertain. ECARX cannot predict the impact of these regulations, if any, at this stage, and ECARX will closely monitor and assess the statutory developments in this regard. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless,” and “Risk Factors — Risks Relating to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to this offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”
Resolution To Be Voted On
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that COVA’s entry into the Agreement and Plan of Merger (“Merger Agreement”), dated as of May 26, 2022 by and among COVA, ECARX Holdings Inc., a Cayman Islands exempted company (the “Company” or “ECARX”), Ecarx Temp Limited, a wholly-owned subsidiary of ECARX (“Merger Sub 1”), and Ecarx&Co Limited, a wholly-owned subsidiary of ECARX (“Merger Sub 2”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, pursuant to which, among other things, Merger Sub 1 will merge with and into COVA (the “First Merger”), with COVA surviving the First Merger as a wholly owned subsidiary of ECARX (such company, as the surviving entity of the First Merger, “Surviving Entity 1”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of ECARX (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”), in accordance with the terms and subject to the conditions of the Merger Agreement, and the transactions contemplated by the Merger Agreement be and are hereby authorized, approved, ratified and confirmed in all respects.”

Votes Required for Approval
The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and the COVA Articles, being the affirmative vote of the holders of a majority of the issued and outstanding COVA Shares entitled to vote, who attend, in person or by proxy, and vote thereupon at the extraordinary general meeting.
The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination Transactions. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) shall not be presented to the COVA shareholders for a vote.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting.
Recommendation of COVA Board of Directors
THE COVA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COVA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
Appraisal Rights under the Cayman Companies Law
Holders of record of COVA Shares may have appraisal rights in connection with the Business Combination to dissent from the First Merger and receive payment of the fair value of their COVA Shares under the Cayman Islands Companies Act (“Dissent Rights”). This is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Islands Companies Act. If you are contemplating the possibility of dissenting from the First Merger, you should follow the procedures set out in Section 238 of the Cayman Islands Companies Act required to perfect your dissenters’ rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Act, you will lose your dissenters’ rights.
Holders of record of COVA Shares wishing to exercise such Dissent Rights and make a demand for payment of the fair value for his, her or its COVA Shares must give written notice to COVA prior to the shareholder vote at the extraordinary general meeting to approve the First Merger and follow the procedures set out in Section 238 of the Cayman Islands Companies Act. These statutory appraisal rights are separate to and mutually exclusive of the right of COVA Public Shareholder to demand that their COVA Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the trust account in accordance with the COVA Articles. It is possible that if a COVA shareholder exercises appraisal rights, the fair value of the COVA Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than such holder would obtain they exercised their redemption rights as described herein. COVA believes that such fair value would equal the amount that COVA Public Shareholders would obtain if they exercise their redemption rights as described herein.
COVA shareholders need not vote against any of the proposals at the extraordinary general meeting in order to exercise Dissent Rights. A COVA shareholder which elects to exercise Dissent Rights must do so in respect of all of the COVA Shares that person holds and will lose their right to exercise their redemption rights as described herein.
At the First Effective Time, the COVA Dissenting Shares shall automatically be cancelled by virtue of the First Merger, and each COVA Dissenting Shareholder will thereafter cease to have any rights with respect to such shares, except the right to be paid the fair value of such shares and such other rights as are granted by the Cayman Islands Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or withdraws or shall have otherwise lost his, her or its rights under Section 238 of the Cayman Islands Companies Act (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Islands Companies Act, then the right of such holder to be paid the fair value of such holder’s COVA Dissenting Shares under Section 238 of the Cayman Islands Companies Act will cease, the shares will no longer be considered COVA Dissenting Shares and such holder’s former COVA Shares will thereupon be deemed to have been converted into, and to have become exchangeable for, as of First Effective Time, the right to receive the merger consideration comprising one ECARX Class A Ordinary Share for each COVA Share, without any interest thereon. As a result, such COVA shareholder would not receive any cash for their COVA Shares and would become a shareholder of ECARX.
Resale of ECARX Ordinary Shares
The ECARX Ordinary Shares to be issued to shareholders of COVA in connection with the Mergers will be freely transferable under the Securities Act except for (i) certain shares subject to lock-up or other transfer restrictions in connection with the Transactions, and (ii) shares issued to any shareholder who may be deemed for purposes of Rule 144 under the Securities Act an “affiliate” of COVA immediately prior to the First Effective Time or an “affiliate” of ECARX following the Mergers. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, ECARX or COVA (as appropriate) and may include the executive officers, directors and significant shareholders of ECARX or COVA (as appropriate).
Stock Exchange Listing of ECARX Ordinary Shares and ECARX Warrants
ECARX will use commercially reasonable efforts to cause, (i) ECARX’s initial listing application with Nasdaq in connection with the Transactions to be approved, (ii) immediately following the Closing, ECARX to satisfy any applicable initial and continuing listing requirements of Nasdaq, and (iii) ECARX Class A Ordinary Shares and ECARX Warrants to be issued in connection with the Transactions to be approved for listing on Nasdaq, subject to official notice of issuance. Approval of the listing on Nasdaq of the ECARX Class A Ordinary Shares as well as the ECARX Warrants (subject to official notice of issuance) is a condition to each party’s obligation to consummate the Mergers.
Delisting and Deregistration of COVA Ordinary Shares
If the Mergers are completed, the COVA Public Shares and COVA Public Warrants will be delisted from Nasdaq and will be deregistered under the Exchange Act.
Combined Company Status as a Foreign Private Issuer under the Exchange Act
As of the date hereof, ECARX expects to qualify as a “foreign private issuer” (under SEC rules) following the completion of the Business Combination. Consequently, upon consummation of the Mergers, the combined company will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. The combined company will be required to file its annual report on Form 20-F for the year ending December 31, 2022 with the SEC by April 30, 2023. In addition, the combined company will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by the combined company in Cayman Islands or that is distributed or required to be distributed by the combined company to its shareholders.
Based on its foreign private issuer status, the combined company will not be required to file periodic reports or financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. The combined company will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, nor with SEC rules relating to proxy solicitation in connection with shareholder meetings and presentation of shareholder proposals. In addition, among other matters, the combined company officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of ECARX Class A Ordinary Shares.
Combined company Status as an Emerging Growth Company under U.S. Federal Securities Laws and Related Implications
As of the date hereof, ECARX is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, it is expected that the combined company will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in the combined company’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the combined company’s securities less attractive as a result, there may be a less active trading market for the combined company’s securities and the prices of the combined company’s securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The combined company is expected to elect not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the combined company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the combined company’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
The combined company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the IPO, (b) in which the combined company’s has total annual gross revenue of at least US$1.235 billion, or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of the combined company’s common equity that is held by non-affiliates exceeds US$700 million as of the last Business Day of its most recently completed second fiscal quarter; and (ii) the date on which the combined company has issued more than US$1 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

PROPOSAL TWO — THE MERGER PROPOSAL
The Merger Proposal, if approved, will authorize the First Merger and the First Plan of Merger.
Under the Merger Agreement, the approval of the Merger Proposal is a condition to the adoption of the Business Combination Proposal and vice versa. Accordingly, if the Business Combination Proposal is not approved, the Merger Proposal will not be presented at the extraordinary general meeting.
A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex C.
Required Vote
The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the COVA Articles, being the affirmative vote of shareholders holding at least two thirds of the COVA Shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.
Brokers are not entitled to vote on the Merger Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution, that the First Plan of Merger, substantially in the form attached to the accompanying proxy statement/prospectus as Annex C (the “First Plan of Merger”), and the merger of Merger Sub 1 with and into COVA with COVA surviving the merger as a wholly owned subsidiary of ECARX be and are hereby authorized, approved and confirmed in all respects and that COVA be and is hereby authorized to enter into the First Plan of Merger.”
Recommendation
COVA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COVA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

PROPOSAL THREE — THE ADJOURNMENT PROPOSAL
The Adjournment Proposal, if adopted, will allow the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary. In no event will COVA solicit proxies to adjourn the extraordinary general meeting or consummate the Transactions beyond the date by which it may properly do so under the COVA Articles and the law of the Cayman Islands. The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Transactions. See the section entitled “Proposal One — The Business Combination Proposal  —  Interests of Cova’s Directors and Officers in the Business Combination.”
Consequences If the Adjournment Proposal Is Not Approved
If the Adjournment Proposal is presented to the meeting and is not approved by the shareholders, COVA’s board of directors may not be able to adjourn the extraordinary general meeting to a later date or dates. In such event, the Transactions would not be completed.
Required Vote
The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the COVA Articles, being the affirmative vote of shareholders holding a majority of the COVA Shares which are voted on such resolution in person or by proxy at the extraordinary general meeting at which a quorum is present.
Brokers are not entitled to vote on the Adjournment Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Resolution to be Voted On
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting, be and is hereby approved.”
Recommendation
COVA’s BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COVA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT COVA
Unless the context otherwise requires, all references in this section to the “Company,” “COVA,” “we,” “us” or “our” refer to COVA prior to the consummation of the Business Combination.
Introduction
We are a blank check company incorporated on December 11, 2020, as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.
We reviewed a number of opportunities to enter into a business combination with an operating business, and entered into the Merger Agreement on May 26, 2022. We intend to effectuate the Business Combination using cash from the proceeds of our IPO and the sale of the COVA Private Warrants.
In December 2020, our Sponsor purchased 5,750,000 COVA Founder Shares for US$25,000, or US$0.004 per share. In January and February 2021, we declared two share dividends, resulting in our Sponsor holding an aggregate of 7,503,750 COVA Founder Shares (up to 978,750 shares of which were subject to forfeiture to the extent the underwriters of our IPO did not exercise their over-allotment option). On February 9, 2021, the underwriters partially exercised their over-allotment option. On February 11, 2021, the underwriters informed us that they would not exercise the full over-allotment and therefore the remaining 3,750 COVA Founder Shares were forfeited.
On the closing date of the IPO, we consummated our IPO of 30,000,000 Units, including 3,900,000 Units that were issued pursuant to the underwriters’ partial exercise of their over-allotment option. The Units were sold at a price of US$10.00 per unit, generating gross proceeds to us of US$300.0 million. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each COVA Public Warrant entitles the holder thereof to purchase one of our Class A ordinary shares at a price of US$11.50 per share, subject to adjustment, and only whole warrants are exercisable. The COVA Public Warrants will become exercisable on the later of 30 days after the completion of our initial business combination and 12 months from the closing of our IPO, and will expire five years after the completion of our initial business combination or earlier upon redemption or liquidation.
Simultaneously with the consummation of the IPO, we completed the private sale of 8,872,000 COVA Private Warrants at a purchase price of US$1.00 per warrant to our Sponsor, generating gross proceeds to us of approximately US$8.9 million. Each COVA Private Warrant entitles the holder to purchase one of our Class A ordinary shares at US$11.50 per share. The COVA Private Warrants (including the Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination.
US$300.0 million of the net proceeds from our IPO and the sale of the COVA Private Warrants has been deposited in a Trust Account established for the benefit of our public shareholders.
The US$300.0 million of net proceeds held in the Trust Account includes US$10.5 million of deferred underwriting discounts and commissions that will be released to the underwriters of our IPO upon completion of our initial business combination. Of the gross proceeds from our Initial Public Offering and the sale of the COVA Private Warrants that were not deposited in the Trust Account, US$6.0 million was used to pay underwriting discounts and commissions in connection with our IPO, approximately US$0.71 million was used to repay loans and advances from our Sponsor, and the balance was reserved to pay accrued offering and formation costs, business, legal and accounting due diligence expenses on prospective acquisitions and continuing general and administrative expenses.
COVA Acquisition Sponsor LLC, our Sponsor, is founded by Jun Hong Heng, who has extensive experience investing across the capital structure in high-growth technology ventures both domestically and in Asia. Our management team is led by Jun Hong Heng, our Chairman and Chief Executive Officer, and K.V. Dhillon, our President and one of our directors.
The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of our initial business combination; (ii) the redemption of any COVA Public Shares properly submitted in connection with a shareholder vote to approve an amendment to the COVA Articles that would affect the substance or timing of our obligation to redeem 100% of our COVA Public Shares if we have not consummated an initial business combination within 24 months from the closing of our IPO; and (iii) the redemption of our COVA Public Shares if we are unable to complete our initial business combination within 24 months from the closing of the IPO, subject to applicable law. If we are unable to complete an initial business combination, the COVA Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to COVA Public Shareholders, and our warrants will expire worthless.
Effecting Our Business Combination
Fair Market Value of ECARX’s Business
COVA’s initial business combination must occur with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the assets held in our Trust Account (excluding the amount of deferred underwriting commissions held in the Trust Account and taxes payable on the interest earned on the Trust Account) at the time of signing a definitive agreement to enter into a business combination. COVA will not complete a business combination unless the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.
Sponsor Consent Right
In connection with COVA’s IPO, COVA agreed that it would not enter into a definitive agreement regarding an initial business combination without the prior written consent of the Sponsor. The Sponsor has consented to our entry into the Merger Agreement.
Voting Restrictions in Connection with Extraordinary General Meeting
Our Sponsor, directors and officers have agreed to vote in favor of the Business Combination, regardless of how COVA Public Shareholders vote.
Permitted Purchases and Other Transactions with Respect to Our Securities
Our Sponsor, directors, executive officers, advisors or their affiliates may purchase public shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our Sponsor, directors, executive officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase public shares or warrants in such transactions. If they engage in such transactions, they will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act.
In the event that our Sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against our initial business combination, such selling shareholders would be required to revoke their prior elections to redeem their shares and any proxy to vote against our initial business combination. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules.
The purpose of any such transaction could be to (i) vote in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination, (ii) reduce the number of public warrants outstanding or vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination or (iii) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our Class A ordinary shares or public warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Our Sponsor, officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom our Sponsor, officers, directors or their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of COVA Public Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that our Sponsor, officers, directors, advisors or their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. Our Sponsor, executive officers, directors, advisors or their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.
Redemption Rights for COVA Public Shareholders upon Completion of the Business Combination
COVA Public Shareholders may redeem all or a portion of their COVA Public Shares upon our initial business combination’s completion at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days before the closing of the initial business combination, including interest and other income earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of then-outstanding COVA Public Shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be US$10.00 per COVA Public Share. The per share amount we will distribute to investors who properly redeem their COVA Public Shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters of our IPO. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its COVA Public Shares. There will be no redemption rights upon the completion of our initial business combination with respect to COVA Warrants. Further, we will not proceed with redeeming COVA Public Shares, even if a COVA Public Shareholder has properly elected to redeem its COVA Public Shares, if a business combination does not close. See “Extraordinary General Meeting of COVA Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your COVA Public Shares for cash.
Our Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any COVA Founder Shares and public shares held by them in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to the COVA Articles (A) that would modify the substance or timing of our obligation to provide holders of our public shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing date of our IPO or (B) with respect to any other provision relating to the rights of holders of our public shares.
Limitations on Redemption Rights
The COVA Articles provide that in no event will we redeem COVA Public Shares in an amount that would cause our net tangible assets to be less than US$5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). In the event the aggregate cash consideration we would be required to pay for all COVA Public Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, and all COVA Public Shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.
Redemption of Public Shares and Liquidation if No Business Combination
The COVA Articles provide that we will have only 24 months from the closing date of the IPO to consummate an initial business combination. If we have not consummated an initial business combination by this date, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the COVA Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest and other income earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding COVA Public Shares, which redemption will completely extinguish COVA Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to COVA Warrants, which will expire worthless if we fail to consummate an initial business combination within 24 months from the closing date of the IPO. The COVA Articles provide that, if COVA winds up for any other reason prior to the consummation of its initial Business Combination, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.
Our Sponsor, directors and officers have each entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any COVA Founder Shares they hold if we fail to consummate an initial business combination within 24 months of the closing date of the IPO (although they will be entitled to liquidating distributions from the trust account with respect to any COVA Public Shares they hold if we fail to complete our initial business combination within the prescribed time frame).
Our Sponsor, directors and officers have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the COVA Articles (A) that would modify the substance or timing of our obligation to provide holders of COVA Public Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of the COVA Public Shares if we do not complete our initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to the rights of holders of COVA Public Shares, unless we provide COVA Public Shareholders with the opportunity to redeem their COVA Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest and other income earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding COVA Public Shares. However, we may not redeem the COVA Public Shares in an amount that would cause our net tangible assets to be less than US$5,000,001 (so that we do not then become subject to the SEC’s

“penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of COVA Public Shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of the COVA Public Shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsor, any officer or director, or any other person. Our board of directors may propose such an amendment if it determines that additional time is necessary to complete our initial business combination. In such event, we will conduct a proxy solicitation and distribute proxy materials pursuant to Regulation 14A of the Exchange Act seeking shareholder approval of such proposal and, in connection therewith, provide COVA Public Shareholders with the redemption rights described above upon shareholder approval of such amendment.
We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the funds held outside the Trust Account plus up to US$100,000 of funds from the Trust Account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.
The proceeds deposited in the Trust Account could become subject to the claims of our creditors, which would have higher priority than the claims of COVA Public Shareholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of COVA Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited, to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Cantor Fitzgerald &Co. will not execute an agreement with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that any such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third-party for services rendered or products sold to us (other than our independent registered public accounting firm), or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) US$10.00 per COVA Public Share and (ii) the actual amount per COVA Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than US$10.00 per COVA Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations; provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) US$10.00 per COVA Public Share and (ii) the actual amount per COVA Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than US$10.00 per COVA Public Share due to reductions in the value of the trust assets, in each case net of the amount of interest that may be withdrawn to pay our income tax obligations, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than US$10.00 per COVA Public Share.
We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. At the IPO closing date, we had access to up to US$2,148,484 to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately US$100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.
If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, we cannot assure you we will be able to return US$10.00 per COVA Public Share to COVA Public Shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying COVA Public Shareholders from the Trust Account before addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
COVA Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of COVA Public Shares if we do not complete our initial business combination within 24 months from the closing of the IPO, (ii) in connection with a shareholder vote to amend the COVA Articles (A) to modify the substance or timing of our obligation to provide holders of COVA Public Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of COVA Public Shares if we do not complete our initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to the rights of holders of COVA Public Shares, or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. COVA Public Shareholders who redeem their COVA Public Shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination within 24 months from the closing of the IPO, with respect to such COVA Public Shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, such as in connection with the Business Combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the COVA Articles, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote.
See “Risk Factors — Risks Relating to Redemption of COVA Public Shares” and “Risk Factors — Risks Relating to COVA and the Business Combination.”
Directors, Executive Officers and Corporate Governance
Our current officers and directors are as follows:
Name	Age	Position
Jun Hong Heng	41	Chairman, Chief Executive Officer, Chief Financial Officer
Karanveer “K.V.” Dhillon	55	President and Director
Pandu Sjahrir	43	Director
Alvin W. Sariaatmadja	38	Director
Jack Smith	33	Director
Jun Hong Heng.   Jun Hong Heng, our Chief Executive Officer and Chief Financial Officer and Chairman of our board of directors, is the Founder of Crescent Cove Advisors, LP (“Crescent Cove”) and has served as the Chief Investment Officer of Crescent Cove since August 2018. Mr. Heng is also the Founder of Crescent Cove Capital Management LLC and has served as its Chief Investment Officer since February 2016. Mr. Heng has also served as a member of the board of directors of Luminar Technologies, Inc. since June 2021. Prior to Crescent Cove Capital Management LLC, Mr. Heng served as Principal of Myriad Asset Management, an investment firm, from August 2011 to January 2015, where he focused on Asian credit and equity, including special situations. From June 2008 to June 2011, he served as Vice President of Argyle Street Management, a spin-off from Goldman Sachs Asian Special Situations Group. Previously, Mr. Heng served as an analyst at Morgan Stanley, where he focused on Asia, and as an analyst at Bear, Stearns & Co., where he served in a multi-disciplinary role across technology, media and telecommunications, mergers and acquisitions, and equity and debt capital markets. Mr. Heng holds a B.B.A. in Finance and Accounting from the Stephen M. Ross School of Business at the University of Michigan. We believe Mr. Heng is qualified to serve as a director due to his significant leadership experience and his extensive experience investing across the capital structure in high-growth technology ventures both domestically and in Asia.
K.V. Dhillon.   Karanveer “K.V.” Dhillon, our President and Secretary and member of our board of directors, currently leads Crescent Cove’s business development, where he has been Managing Director since April 2020. Since April 2007, Mr. Dhillon has served as a Director of Mainstreet Equities, a publicly listed real estate firm. Mr. Dhillon served as full-time Managing Director and head of Guggenheim Capital Management Asia from December 2008, where he was responsible for all business activities in the region, including setting the firm’s strategic direction in Asia and delivering alternative investment solutions to global institutional investors, and Mr. Dhillon continues to provide limited advisory services to Guggenheim. During his tenure at Guggenheim Capital Management Asia, Mr. Dhillon’s investment focus included management of the private equity and special situations portfolio, while leading the firm’s investment efforts into sovereign debt, infrastructure lending and distressed secondary private equity transactions. Previously, Mr. Dhillon was a partner at Thomas Weisel Partners, where he spearheaded the firm’s asset management and research operations in Asia and held a senior role in their domestic equity business. Mr. Dhillon holds a B.A. in Psychology from the University of Calgary and an M.B.A. from Northwestern University. We believe Mr. Dhillon is qualified to serve as a director due to his significant leadership experience and extensive investment experience.
Pandu Sjahrir.   Pandu Sjahrir, a member of our board of directors, has served as a Managing Partner of Indies Capital Partners, a leading alternative asset manager focusing on Southeast Asia, since November 2017. He is also the Founding Partner of AC Ventures, an early-stage technology venture fund. Mr. Sjahrir served as a Managing Director in the Private Equity group at Abraaj Group, a private equity firm, from April 2015 to November 2017. Mr. Sjahrir has served as board member of Go-Jek, a technology company since April 2017, and also serves on the boards of several other Indonesian investment companies, including Agaeti Ventures Partners Limited, East Capital Global Limited and PT Toba Bara Sejahtra Tbk. He currently serves as a Commissioner of the Indonesia Stock Exchange, PT Shopee International Indonesia, PT Toba Bara Energi, PT Batu Hitam Perkasa, PT Garena Indonesia, PT Airpay International Indonesia and PT Elang Mahkota Teknologi Tbk. He has also served as Chairman of SEA Indonesia since April 2017 and as Chairman of the Indonesian Coal Mining Association since September 2015. Previously, Mr. Sjahrir served as a Senior Analyst at MatlinPatterson and at Lehman Brothers. Mr. Sjahrir holds a B.A. in Economics from the University of Chicago, an M.B.A. from Stanford University and an Executive M.B.A. from Tsinghua University. We believe Mr. Sjahrir is qualified to serve as a director due to his significant business and investment experience.
Alvin Widarta Sariaatmadja.   Alvin Widarta Sariaatmadja, a member of our board of directors, has served as the Chief Executive Officer of PT Elang Mahkota Teknologi Tbk (“EMTEK”), a leading Indonesian group focused on the technology, media and healthcare sectors, since June 2015. Mr. Sariaatmadja’s passion to digitize EMTEK’s business has led to a far reaching cultural and technological transformation across the group’s different businesses. Since August 2020, Mr. Sariaatmadja has served as Chairman of PT Surya Citra Media Tbk, an Indonesian mass media company. He also served as a director of PT Surya Citra Televisi, a television broadcasting station, from 2009 to 2017 and as director of PT Indosiar Visual Mandiri, an over-the-air television network, from 2011 to 2017. Mr. Sariaatmadja holds a Bachelor of Law and Commerce from the University of New South Wales. We believe Mr. Sariaatmadja is qualified to serve as a director due to his extensive leadership and business experience in the technology, media and healthcare industries.
Jack Smith.   Jack Smith, a member of our board of directors, is a serial entrepreneur, investor and advisor with a focus on identifying and nurturing early-stage startups. Mr. Smith currently serves as a board member of several startups and non-profits. He has served as a board member of Hustle Con Media, Inc., a media company, since October 2020. He has also served as a board director of the charity Give A Book since August 2020 and as a board director of The Prison Mathematics Project, Inc., a nonprofit organization, since October 2020. In 2011, Mr. Smith co-founded Vungle, a mobile advertising technology company, and he served as Vungle’s President until November 2013. Mr. Smith holds a BA in English from King’s College London. We believe Mr. Smith is qualified to serve as a director due to his significant investment experience in the technology sector.
Advisory Board
From time to time we may utilize the services of certain advisors and/or form an advisory board consisting of individuals whom we believe will help us execute our business strategy. Austin Russell currently serves as senior advisor to COVA.
Number and Terms of Office of Officers and Directors
Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with the Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on the Nasdaq. The term of office of the first class of directors, consisting of Mr. Smith, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Mr. Dhillon and Mr. Sariaatmadja, will expire at our second annual general meeting. The term of office of the third class of directors, consisting of Mr. Heng and Mr. Sjahrir, will expire at our third annual general meeting.
Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our COVA Founder Shares. In addition, prior to the completion of an initial business combination, holders of a majority of our COVA Founder Shares may remove a member of the board of directors for any reason.
Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in the COVA Articles as it deems appropriate. The COVA Articles provide that our officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.
Committees of the Board of Directors
We have three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the compensation committee and the nominating committee of a listed company be comprised solely of independent directors.
Audit Committee
Mr. Sariaatmadja, Mr. Sjahrir and Mr. Smith serve as members of our audit committee. Each of Mr. Sariaatmadja, Mr. Sjahrir and Mr. Smith meets the independence standard under the Nasdaq listing standards and applicable SEC rules. Each member of the audit committee is financially literate and it is expected that Mr. Sjahrir will qualify as an “audit committee financial expert” as defined in applicable SEC rules.
We have adopted an audit committee charter, which details the principal functions of the audit committee, including:
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appointing or replacing a firm to serve as the independent registered public accounting firm to audit our financial statements;

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meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

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monitoring the independence of the independent registered public accounting firm;

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discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

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developing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

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pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; and

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considering the adequacy of our internal accounting controls and audit procedures.

Nominating Committee
The sole member of our nominating committee is Mr. Smith. Our board of directors has determined that Mr. Smith meets the independence standard under the Nasdaq listing standards and applicable SEC rules.
The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders and others.
We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:
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identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the board of directors;

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developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

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coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

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reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.
Compensation Committee
The members of our compensation committee are Mr. Sjahrir and Mr. Smith. Our board of directors has determined that Mr. Sjahrir and Mr. Smith meets the independence standard under the Nasdaq listing standards and applicable SEC rules.
We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

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reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of our other officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

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producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other advisor and will be directly responsible for the appointment, compensation and oversight of the work of any such advisor. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other advisor, the compensation committee will consider the independence of each such advisor, including the factors required by the Nasdaq and the SEC.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Code of Ethics
We have adopted a Code of Ethics and Business Conduct (“Code of Ethics”) applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Conflicts of Interest
Under Cayman Islands law, officers and directors owe the following fiduciary duties:
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duty to act in good faith in what the officer or director believes to be in the best interests of the company as a whole;

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duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

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directors should not improperly fetter the exercise of future discretion;

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duty to exercise powers fairly as between different sections of shareholders;

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duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

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duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care, which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the relevant company’s memorandum and articles of association or alternatively by shareholder approval at general meetings.
Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary and contractual duties to other entities. As a result, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, subject to their fiduciary duties under Cayman Islands law, he or she will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such entity, before we can pursue such opportunity. If these other entities decide to pursue any such opportunity, we may be precluded from pursuing the same. However, we do not expect these duties to materially affect our ability to complete our initial business combination. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:
Individual	Entity	Entity’s Business	Affiliation
Jun Hong Heng	Crescent Cove Advisors LP(1)	Credit-led Technology Investment Firm	Founder and Chief Investment Officer
	Luminar Technologies, Inc.	Automotive Technology	Director
K.V. Dhillon	Crescent Cove Advisors LP(1)	Credit-led Technology Investment Firm	Managing Director, Business Development Lead
	Mainstreet Equities(1)	Real Estate	Director
Pandu Sjahrir	AC Ventures(1)	Venture Firm	Founding Partner
	Indies Capital Partners	Venture Firm	Managing Partner
	Go-Jek	Technology	Director
	PT Roesma Mulia Sehati	Trading	Director
	Paloma Partners Pte Ltd	Business Management Consultancy Services	Director
	PT Paloma Padma Sehati	Business Consultancy Services	Director
	PT Adimitra Baratama Nusantara	Mining	Director
	PT Toba Bara Sejahtra Tbk	Investment Holding	Director
	PT Agaeti Integra Investama	Business Consultancy Services	General Partner
	Agaeti Ventures Partners Limited	Investment	Director
	East Capital Global Limited	Investment Holding	Director
	PT Airpay International Indonesia	Technology (financial services)	President Commissioner
	PT Shopee International Indonesia	Technology (e-commerce)	President Commissioner
	PT Garena Indonesia	Technology (gaming)	President Commissioner
	Indonesia Stock Exchange	Stock Exchange	Commissioner
Alvin Sariaatmadja	PT Elang Mahkota Teknologi Tbk	Venture Firm	Chief Executive Officer
	PT Surya Citra Media Tbk	Mass Media	Chairman
	PT Elang Andalan Nusantara	Investment Holding for joint venture in e-commerce	Chairman

(1)
Includes certain of its funds and other affiliates.

Potential investors should also be aware of the following other potential conflicts of interest:
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Our directors and officer are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our directors and officer is engaged in several other business endeavors for which he or she may be entitled to substantial compensation, and our directors and officer are not obligated to contribute any specific number of hours per week to our affairs.

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The Sponsor subscribed for the COVA Founder Shares and purchased COVA Private Warrants in connection with the consummation of the IPO.

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Our Sponsor, directors and officers have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any COVA Founder Shares and COVA Public Shares held by them in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to the COVA Articles (A) that would modify the substance or timing of our obligation to provide holders of COVA Public Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of the COVA Public Shares if we do not complete our initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to the rights of holders of COVA Public Shares. Additionally, our Sponsor, directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their COVA Founder Shares if we fail to complete our initial business combination within the prescribed timeframe. If we do not complete our initial business combination within the prescribed timeframe, the COVA Private Warrants will expire worthless.
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Except as described herein, pursuant to a letter agreement that our Sponsor and each member of our management team have entered into with us, our Sponsor and each member of our management team have agreed not to transfer, assign or sell any of their COVA Founder Shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds US$12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. Except as described herein, the COVA Private Warrants will not be transferable until 30 days following the completion of our initial business combination. Because each of our executive officers and directors will own ordinary shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

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Our directors and officers may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such directors and officers is included by a target business as a condition to any agreement with respect to our initial business combination. In addition, our Sponsor, directors and officers may sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly in the event there is overlap among investment mandates. Further, the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in the COVA Articles did not impact its search for an acquisition target and COVA was not prevented from reviewing any opportunities as a result of such waiver.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors or making the acquisition through a joint venture or other form of shared ownership with our Sponsor, directors or officers. In the event we seek to complete our initial business combination with a company that is affiliated with our Sponsor or any of our officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.
Furthermore, in no event will our Sponsor or any of our existing officers or directors, or their respective affiliates, be paid by us any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination. Further, commencing on the date our securities are first listed on Nasdaq and through the earlier of the consummation of our initial business combination and our liquidation, we will also reimburse an affiliate of our Sponsor for office space, secretarial and administrative services provided to us in the amount of US$10,000 per month.
We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.
If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. In such case, our Sponsor and each member of our management team have agreed to vote their COVA Founder Shares and public shares in favor of our initial business combination.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

Periodic Reporting and Financial Information
We have registered our Units, COVA Public Shares and COVA Public Warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.
We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation or tender offer materials, as applicable, sent to shareholders. These financial statements may be required to be prepared in accordance with, or reconciled to, GAAP, or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed timeframe. We cannot assure you that any particular target business identified by us as a potential acquisition candidate will have financial statements prepared in accordance with the requirements outlined above, or that the potential target business will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, we may not be able to acquire the proposed target business. While this may limit the pool of potential acquisition candidates, we do not believe that this limitation will be material.
Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2021. Only in the event we are deemed to be a large, accelerated filer or an accelerated filer will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least US$1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time), or (c) in which we are deemed to be a large accelerated filer, which means the market value of the COVA Public Shares that are held by non-affiliates equals or exceeds US$700 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds US$250 million as of the end of that year’s second fiscal quarter or (ii) our annual revenues exceeded US$100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds US$700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

COVA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
The following discussion and analysis of COVA’s financial condition and results of operations should be read in conjunction with COVA’s financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. COVA’s actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”, which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this proxy statement/prospectus. References to the “Company,” “COVA Acquisition Corp.,” “COVA,” “our,” “us” or “we” refer to COVA Acquisition Corp.
Overview
We are a blank check company incorporated on December 11, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (for purpose of this section, the “Business Combination”). Although we are not limited to a particular industry or sector for purposes of consummating a Business Combination, we intend to focus our search for a target in the high growth technology and tech-enabled businesses in Southeast Asia in the consumer internet, ecommerce, and software industries. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies. We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception has been to prepare for our initial public offering, which was consummated on February 9, 2021 and, after our IPO, identifying a target company for a Business Combination.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception through September 30, 2022 were organizational activities, those necessary to prepare for the initial public offering, described above, and, subsequent to the initial public offering, identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held after the initial public offering. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting, and auditing compliance), as well as for due diligence expenses in connection with completing a Business Combination.
For the three months ended September 30, 2022, we had net income of $2,249,776, which consisted of gain from change in fair value on warrant liability of $1,643,537 and interest income on investments held in Trust Account of $1,319,522, offset by operating costs of $713,283.
For the nine months ended September 30, 2022, we had net income of $8,276,674, which consisted of a gain from change in fair value on warrant liability of $10,992,654 and interest income on investments held in Trust Account of $1,879,149, offset by operating costs of $4,595,129.
For the three months ended September 30, 2021, we had net income of $7,122,319, which consisted of a gain from change in fair value on warrant liability of $7,403,869 and interest income on investments held in Trust Account of $21,218, offset by operating costs of $302,768.
For the nine months ended September 30, 2021, we had net income of $10,454,298, which consisted of a gain from change in fair value on warrant liability of $12,239,865 and interest income on investments held in Trust Account of $24,271, offset by offering costs allocated to warrant liability of $989,589, and operating costs of $820,249.
For the year ended December 31, 2021, we had net income of US$11,607,395, which consisted of a gain from change in fair value on warrant liability of US$14,374,150 and interest income on marketable securities held in Trust Account of US$53,995, offset by offering costs allocated to warrant liability of US$989,589, and operating costs of US$1,831,161.
For the period from December 11, 2020 (Inception) to December 31, 2020, we had net loss of US$8,927, which consisted of operating costs of US$8,927.
Liquidity and Capital Resources
On February 9, 2021, we consummated the IPO of 30,000,000 Units, which includes the partial exercise by the underwriters of their over-allotment option in the amount of 3,900,000 Units, at a price of US$10.00 per Unit, generating aggregate gross proceeds of US$300,000,000. Simultaneously with the closing of the IPO, we consummated a private placement of 8,872,000 COVA Private Warrants to the Sponsor at a price of US$1.00 per COVA Private Warrant, generating total proceeds of US$8,872,000.
Following the IPO and the sale of the COVA Private Warrants, a total of US$300,000,000 was placed in a Trust Account. We incurred US$17,210,247 in offering costs, consisting of US$6,000,000 of underwriting discount, US$10,500,000 of deferred underwriting discount, and US$710,247 of other offering costs.
On December 31, 2021, we had cash and marketable securities held in the Trust Account of US$300,053,996. At September 30, 2022, we had cash and marketable securities held in the Trust Account of US$301,933,145. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (excluding deferred underwriting commissions and less taxes payable) to complete our initial Business Combination. We may withdraw interest from the Trust Account to pay our taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies. The dissolution expense of ($100,000) is not included in the redemption value of the shares subject to redemption since it is only taken into account in the event of the Company’s liquidation.
On December 31, 2021, we had cash of US$7,181 held outside of the Trust Account. At September 30, 2022, we had cash of US$2,444 held outside of the Trust Account, and a working capital deficit of $4,248,465. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate, and complete a Business Combination.
In order to fund working capital deficiencies or finance transaction costs in connection with an initial Business Combination, our Sponsor, officers, directors, or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete our initial Business Combination, we would repay such loaned amounts. In the event that the initial Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to US$1,000,000 of such loans may be convertible into private placement warrants of the post Business Combination entity at a price of US$1.00 per warrant at the option of the lender. The warrants would be identical to the COVA Private Warrants. To date, there have been no such loans.
On May 26, 2022, COVA issued an unsecured promissory note to the Sponsor, pursuant to which COVA may borrow up to an aggregate principal amount of US$2,000,000. The Second Promissory Note is non-interest bearing and payable upon the consummation of a business combination. Upon consummation of a business combination, the Sponsor shall have the option, but not the obligation, to convert up to US$1,000,000 of the principal balance of the promissory note, in whole or in part at the option of the Sponsor, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant. As of September 30, 2022 and December 31, 2021, there were $953,502 and $0 outstanding under the working capital loans, respectively.
Prior to the completion of the initial Business Combination, the Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. Management believes that we will have sufficient working capital or borrowing capacity to meet our needs through the earlier of a Business Combination or for the next 12 months. If we are unable to complete our initial Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account.
Off-Balance Sheet Financing Arrangements
As of September 30, 2022 and December 31, 2021, we did not have any off-balance sheet arrangements.
Commitments and Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities as of September 30, 2022 and December 31, 2021.
The underwriters are entitled to a deferred fee of US$0.35 per Unit, or US$10,500,000, in aggregate. The underwriters’ deferred commissions will be paid to the underwriters from the funds held in the Trust Account upon and concurrently with the completion of our initial business combination. The deferred underwriting fees will be waived by the underwriters solely in the event that we do not complete a business combination, subject to the terms of the underwriting agreement.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Ordinary Shares Subject to Possible Redemption
We account for our ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ deficit. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ deficit section of our balance sheets.
Offering Costs Associated with the Initial Public Offering
We complied with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to our initial public offering. We allocate the offering costs between its ordinary shares and COVA Public Warrants using relative fair value method, with the offering costs allocated to the COVA Public Warrants expensed immediately. Offering costs associated with the Class A ordinary shares have been charged to temporary equity.
Net Income (Loss) Per Ordinary Share
Net income (Loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted income (loss) per ordinary share does not consider the effect of the warrants issued in connection with the (i) initial public offering, (ii) exercise of the overallotment option and (iii) the private placement to our Sponsor since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The COVA Public Warrants and the COVA Private Warrants are exercisable to purchase a total of 23,872,000 Class A ordinary shares of COVA.
Warrant Liabilities
The Company evaluated the COVA Public Warrants and COVA Private Warrants (which are discussed in Note 2 and Note 3 in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the COVA Warrant Agreement related to certain tender or exchange offers precludes the COVA Warrants from being accounted for as components of equity. As the COVA Warrants meet the definition of a derivative as contemplated in ASC 815, the COVA Warrants are recorded as derivative liabilities on the COVA Balance Sheets and measured at fair value at inception (on the date of the initial public offering) and at each reporting date in accordance with ASC 820, “Fair Value Measurement,” with changes in fair value recognized in the Statements of Operations in the period of change.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our unaudited condensed COVA’s financial statements.
JOBS Act
The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the report of the independent registered public accounting firm providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT ECARX
Unless the context otherwise requires, all references in this section (i) to “ECARX,” “we,” “us” or “our” refer to ECARX Holdings Inc. and its subsidiaries, and in the context of describing ECARX’s operations and consolidated financial information for the periods ended prior to the Restructuring, also to its VIEs and their subsidiaries, and (ii) “China” or “PRC” refer to mainland China.
Our Vision/Mission
Our vision is to power a better, more sustainable life through smart mobility. Our mission is to shape the future bond between people and cars by rapidly advancing the technology at the heart of smart mobility.
Overview of Our Business
ECARX is transforming vehicles into seamlessly integrated information, communications and transportation devices. It is shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. ECARX’s current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, ECARX is developing a full-stack automotive computing platform.
ECARX was co-founded in 2017 by renowned Chinese entrepreneurs Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen to develop a full stack automotive computing platform to reshape the global mobility market by transforming next-generation vehicles into seamlessly integrated information, communications, and transportation devices.
We have established a successful track record during the 5 years since our inception. As of June 30, 2022, there were more than 3.7 million vehicles on the road with ECARX products and solutions onboard. We have a team of close to 2,000 full-time employees globally, among which approximately 1,400 belong to our R&D division, providing the foundation for us to serve 12 vehicle brands across Asia-Pacific and Europe.
Trends in vehicle electrification and implementation of connected and automated driving technology are reshaping the automotive industry as automotive OEMs develop new vehicle platforms from ground up, incorporating greater vehicle intelligence and a more centralized electrical/electronic architecture (“E/E architecture”). To meet these demands, we are developing an automotive technology platform that is uniquely informed by our strategic OEM collaborations, with a clear product roadmap.
Automotive Computing Platform
Infotainment Head Unit (“IHU”):   As the foundation for the development of our automotive computing platform, we started to offer our IHU products in 2017, covering various vehicle models within the Geely ecosystem. In addition to supporting regular infotainment functions including speech assistant service, navigation service, and multi-media, our IHU products also support Around View Monitoring (“AVM”) integration, augmented reality navigation and local-end natural language understanding (“NLU”) and natural language processing (“NLP”). Our IHU product line consists of a series of IHU models, as we have continued to upgrade and revolutionize our IHU products from IHU 1.0 to IHU 5.0.
Digital Cockpit:   Modern day cars are highly influenced by the advancements in digital technologies and diversified consumer demands. We commenced research and development of our Digital Cockpit in 2019, and adopted a centralized system design by breaking the boundaries of silos in the vehicle systems, so that, through unified system architecture and virtualization, multiple systems can be simultaneously run on a single SoC platform, reducing the system complexity and soliciting ECUs without sacrificing functionality. Our Digital Cockpit products offer more advanced features such as driver information module, heads-up display, rear seat entertainment, multiple-displays, multi-zone voice recognition, full 3D user experience, and global function support. Our first and second-generation Digital Cockpit products have been deployed on Geely and Lynk & Co models since July 2021. We plan to continue our rapid innovation in our Digital Cockpit products. We are now collaborating with our key strategic partner, SiEngine Technology

Co., Ltd. (“SiEngine”), to customize the next-generation E04 Core Module powered by StarEagle1000. StarEagle1000 is an automotive smart cockpit SoC developed by SiEngine, our joint venture with ARM China.
Automotive Central Computing Platform:   Building on our IHU and Digital Cockpit products, we plan to launch the Automotive Central Computing Platform that facilitates the transition from a domain-based E/E architecture to a more centralized computing platform. The Automotive Central Computing Platform is intended to be more compatible with more software solutions, simplifying and better enabling functional upgrades and future evolution. Our first-generation Automotive Central Computing Platform is currently in development.
SoC (System on a Chip) Core Modules
Increasing demands for vehicle intelligence and centralization of vehicle architecture have accelerated the transition from microcontroller units (“MCU”), which contain CPU as the only processing unit, to SoC, which comprises multiple processing units with significantly higher computing power.
ECARX’s vehicle chip-set solutions focus on SoC Core Modules. The SoC Core Module is a complete computing board that efficiently integrates SoC together with core and peripheral integrated circuits (“ICs”), and underpins the high performance of ECARX computing platforms, reduces the complexity of the product design and provides an easy-to-develop core component for our customers.
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MCU = CPU + Storage + Interface Unit

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SoC = CPU + GPU + Digital Signal Processor (DSP) + NPU + Storage + Interface Unit

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SoC Core Module = SoC + Key ICs (i.e. power management IC + Storage (module storage) + Interface Units (rich peripheral interfaces))

We develop SoC Core Modules with partners and semiconductor manufacturers. Our current production E-Series (E01, E02 and E03) Core Modules are utilized in our IHU and Digital Cockpit platforms. As of June 30, 2022, we supplied over 1.5 million units of E-series Core Modules to our OEM and Tier 1 automotive supplier customers.
We are in the process of developing our next-generation SoC Core Modules in collaboration with SiEngine. Our pipeline product, E04 Core Module, is purpose-built to support more advanced vehicle intelligent features and will be incorporated into our future Digital Cockpit and Automotive Central Computing Platform products. SiEngine is primarily responsible for the design and development of, and holds the relevant intellectual property to, the StarEagle1000 SoC of our E04 Core Module. ECARX is contributing to define the automotive requirements and is responsible for the software-hardware development and integration of SoC Core Modules based on the SiEngine SoC. ECARX continues to invest in the development to enhance the capability of SoC Core Modules for the automotive industry.
Operating System (“OS”)
The operating system plays a pivotal role in the automotive technology stack as it connects the hardware with application software. The architecture of the operating system directly impacts the performance of the automotive computing platform products while the functionalities offered by the OS can simplify the development of applications that run on top of it. As such, the OS is another building block of our technology platform. Our OS efforts are focused on maximizing the power of ECARX SoC Core Modules and enabling application developers to build innovative functions and applications for the devices powered by ECARX SoC Core Modules.
Software Stack
Our software integrates intelligent, connected technology to enhance the rider experience. We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system, in addition to a host of digital cockpit applications that can be further categorized as customized auto API service, localization functions and deep integration with mobile phones. We are also developing software to deliver advanced driver-assistance systems (“ADAS”) and unsupervised highway driving features as well as control over key vehicle systems to enable functionality and improve performance (such as functional safety).
Go-to-market Approach
We employ a unique go-to-market strategy that creates multiple development and commercialization opportunities. Firstly, we provide automotive computing platform products and solutions to automotive OEMs. Under this business model, we work closely with Geely Holding and many of its ecosystem OEMs, to redefine the system topology, software, hardware and the overall E/E architecture of their vehicles. Distinct from the traditional OEM-supplier relationship where suppliers take a passive role and receive orders and requirements once the vehicle structure and production plan are determined, our early involvement in the vehicle design stage facilitates the vertical integration of our products, ensuring optimal compatibility and performance. We also take advantage of our full stack capabilities by offering vehicle intelligence-related technologies including E-series Core Modules, OS and software modules to other Tier 1 suppliers. Finally, we have formed strategic partnerships through both commercial and equity arrangements in various verticals, including but not limited to SiEngine for SoC Core Modules and HaleyTek AB (“HaleyTek”) for OS. We believe our unique go-to-market strategy maximizes the value of our technology platform and capabilities, creating diversified revenue streams and development opportunities to support our business growth.
Market Opportunity
Global Passenger Vehicle Market
As a pioneer in the development of full stack automotive computing platform, our products and solutions empower a variety of industry participants in the global passenger vehicle market, of which the annual sales volume is projected to grow from 59.3 million units in 2020 to 74.5 million units in 2025 at a compounded annual growth rate (“CAGR”) of 4.7%, according to Frost & Sullivan.
The passenger vehicle market can be further categorized into Conventional Energy Vehicle and Electric Vehicle (“EV”) segments. Despite the modest projected growth rate for the global passenger vehicle market overall, the EV market is projected to experience robust growth from 2020 to 2025 at a CAGR of 51.1% to reach annual sales volumes of 15.6 million vehicles, according to Frost & Sullivan.
The transition towards EV is leading to a rapid transformation in vehicle platforms. According to Frost & Sullivan, the top 10 global OEMs are expected to introduce around 300 new EV models between now and 2030, presenting vast opportunities for products and solutions required at the basic structure level.
Growing Importance of Vehicle Intelligence
We believe there are fundamental industry trends that are defining the future of automotive development.
With the transition to electric powertrains, OEMs have the opportunity to redefine their vehicles’ E/E architectures with a focus on reducing complexity and implementing advanced computational capabilities. As such, electronic components are expected to represent a greater portion of product value on these platforms as software further enhances onboard experiences. Accordingly, electronic components are expected to account for an increasing proportion of the manufacturing cost for an EV, according to Frost & Sullivan.

Source: Frost & Sullivan
Further, consumers’ growing demand for connected technology as well as ADAS and unsupervised driving functionality is transforming the role of automobiles from traditionally a transportation tool into a seamlessly integrated information, communication, and transportation device. As passenger vehicles begin to exhibit characteristics of a consumer product, such as smart phones, more intelligent in-vehicle features are called for, leading to the trend of “software defined vehicle” where OEMs are competing in software technology. The ability to push software updates over the air allows for further innovation and cost reduction while improving customer experience.
We believe the “DNA” of automobiles will significantly change in the coming decade as all new technologies and government requirements motivate OEMs to develop “all-new” vehicle platforms. We believe these new vehicle platforms will serve as the foundation for future product development for the next 10 years and beyond.
ECARX is well positioned to partner with and supply OEMs and Tier 1 suppliers with a full stack of platform technology including automotive computing platforms, SoC Core Modules, OS and key software to facilitate the transition.
The Road to Central Computing
Vehicles have traditionally followed a decentralized structure, with independent electronic control units (“ECUs”) powering isolated functions. However, as new technology is implemented, the number of sensors and other electronic components has drastically increased, making it no longer feasible for the traditional ECU-based architecture to manage.
This has given rise to a clear trend towards the implementation of a centralized E/E architecture, which centralizes the computing power to minimize and ultimately eliminate delay in operation and allows for more accurate controls across different domains. A centralized E/E architecture also significantly simplifies the wire harness structure, reduces the difficulty of assembly, and solves the fragmentation of the automobile internal information system from the chip level, leading to lower engineering costs and faster time to market. Over the years, several OEMs have initiated the transition from distributed E/E architecture towards the cross domain centralized E/E architecture with dedicated domain controllers (“DCUs”), enabling one control unit to manage multiple functions. Today, various leading OEMs are implementing the new domain centralized E/E architecture in their current models.
Underpinned by increasing software complexity and higher computing power requirements for advanced level automated driving, we believe the evolution towards an even more centralized architecture will continue, leading to the era of central computing where the concept of virtual domains will be introduced while data transmission is processed through cloud platforms and DCUs are connected through ethernet. The centralized E/E architecture is able to achieve high computing power by having a cluster of high-performance computers within the structure and enabling the execution of virtualized functions.

Source: Frost & Sullivan
According to Frost & Sullivan, domain centralized E/E architectures and vehicle centralized E/E architectures are projected to experience robust increases in penetration rate from 2020 to 2030. The trend is even more evident within the EV market where domain centralized E/E architectures are projected to take up 32.7% of all E/E architectures in 2025 and become the most widely adopted E/E architecture in 2030 with a penetration rate of 45.8%.

Source: Frost & Sullivan
A centralized E/E architecture is instrumental in the realization of central computing, and provides the optimal infrastructure to support advanced intelligent cockpit features, advanced driver assistance and high-level automated driving functionality, which requires centralized holistic decision making to handle real time traffic complexities.
ECARX’s product and technology roadmaps have been designed to capture opportunities in parallel to the ongoing centralization of vehicle E/E architecture. We believe we are best positioned to take advantage of the future centralization trends with our Automotive Central Computing Platform, which is being built on the technology and know-how that we have accumulated through previous iterations of automotive computing platform products.
Our Addressable Markets
Given our strong capabilities in both hardware and software which are essential to the development of an industry leading automotive computing platform, we are exposed to several rapidly growing automotive sub-verticals, namely the intelligent cockpit, automotive SoC Core Modules, automotive software, and advanced driver assistance and automated driving market.

Overview of the Intelligent Cockpit Market
Intelligent cockpits were developed to facilitate high-level human-vehicle interactions and meet the demand for advanced in-vehicle features such as multi-function infotainment system, driving assistance, heads-up display, and voice/gesture recognition. As a central control hub connecting drivers and riders with their vehicles through an integrated set of solutions, intelligent cockpits function as a bridge to achieve high-level vehicle intelligence, ultimately becoming an indispensable part of advanced driver assistance and automated driving features.
We observed rapid market development in the global intelligent cockpit market from 2015 to 2020 at a CAGR of 8.8%. The market size is expected to further expand at an accelerated rate of 12.9% to reach US$53.9 billion in 2025, with China leading in growth rate, according to Frost & Sullivan.
Overview of the Automotive SoC Market
SoC is an integrated chip that combines all or most components of a computer or other electronic system. Automotive SoCs are highly integrated and centralized and address a wide range of automotive applications with the power to support a variety of functions such as processing, detection, and connectivity.
The intelligent cockpit market remains the major near term driving force for automotive SoCs. However, the tremendous market potential for advanced SoCs with increased computing power to meet the requirements for unsupervised and automated highway driving related applications, to a large extent, defines the future direction of automotive SoCs, especially in the areas below:
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The pursuit of power consumption efficiency in addition to computing power: according to Frost & Sullivan, the power consumption efficiency ratio is calculated based on the TOPS/chip power consumption. To date, the power consumption efficiency ratio of mainstream products has increased from the initial level of 0.4TOPS/W (EyeQ4), 1TOPS/W (Xavier) to 2TOPS/W (Journey 2) and 2.4TOPS/W (EyeQ5). We expect that future mainstream offerings will achieve a ratio of 3TOPS/W or above.

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More advanced process requirement: the production of chips for applications such as traditional infotainment system may usually require 10nm+ process. However, due to the higher requirements of advanced automated driving, the planned SoCs for L4/L5 automated driving in general may require 7nm, or even 5nm advanced process.

According to Frost & Sullivan, the market size of the global automotive SoC market is expected to increase from US$14.8 billion in 2020 to US$60.0 billion in 2025, representing a CAGR of 32.3%.
Overview of the Automotive Software Market
Software is defining the next generation of on-board experience and creating the opportunity for OEMs and Tier 1 suppliers to differentiate through customer experiences. With the increasing compute power of automotive SoC and evolution towards a more centralized E/E architecture, software solutions compatible with the relevant hardware are required to complete the full smart driving experience.
According to Frost & Sullivan, the automotive software industry, consisting of OS, functions, middleware, applications and related in-car service, is expected to grow from a market size of US$22.1 billion in 2020 to US$57.7 billion in 2025.
Overview of the Advanced Driver Assistance and Automated Driving Market
In light of the aforementioned evolution and trends in the centralization of vehicle E/E architecture, vehicle electrification and level of vehicle intelligence in general, the advanced driver assistance and automated driving market is expected to experience significant growth.
Since 2010, advanced driver assistance and automated driving technology has gradually progressed to achieve Level 2 capabilities, where steering and acceleration/deceleration can be controlled by the vehicle. Automated driving technology is now entering the Level 3 capability of achieving conditional automation, in which human intervention is required under certain circumstance.

According to Frost & Sullivan, the global automated driving market is expected to maintain rapid growth from 2020 to 2025 at a CAGR of 21.4%, with increasing penetration rate in the China market, currently the largest market in which we operate, expected to reach 33.6% by 2025.

Source: Frost & Sullivan
Our Competitive Strengths
We aspire to provide best-in-class technologies to enable next-generation vehicles to become seamlessly integrated information, communication, and transportation devices. We believe our success is built upon the following pillars:
Established Business Well Positioned to Capture Significant and Rapidly Growing Addressable Markets
The global mobility industry is undergoing a profound technology-driven transformation along the mega trends of electrification, connected vehicles, advanced driver assist and automated driving technology. These key trends are reinforcing and accelerating one another. According to Frost & Sullivan, vehicle electrification will further propel the adoption of digital cockpit, advanced driver assist and automated driving technology. We believe the “DNA” of automobiles will continue to evolve in the coming decade as new technologies and government requirements motivate OEMs to develop “all-new” vehicle platforms. Electronic components are expected to represent a greater portion of product value on these new platforms as software further enables onboard experiences.
The shift towards fully electric platforms, connected vehicles, and advanced driver assistance technologies creates an unprecedented opportunity. Mainstream OEMs are committing to the expedited roll out of EVs. According to Frost & Sullivan, the global passenger EV market is projected to grow at a CAGR of 51.1% from 2020 to 2025 reaching 15.6 million units in terms of annual sales volume at the end of the period. We provide a robust set of intelligent vehicle solutions to the global passenger vehicle market that is worth US$1.8 trillion today and which will be further expanded to $2.2 trillion by 2025 according to Frost & Sullivan.
Founded in 2017, we have been a pioneer in this shift with vertically integrated full stack solutions including automotive computing platform, SoC Core Modules, vehicle software and OS, and digital cockpit. We are also developing ADAS and unsupervised driving software. We have established expertise in the Chinese automotive market, having successfully commercialized various automotive electronic components, including infotainment head units, digital cockpits, automotive-grade SoC Core Modules. We also have several service applications through collaborations with various third party service and application partners. In addition to partnering with Geely Holding and many of its ecosystem OEMs, we also supply our technology to non-Geely OEMs for their vehicles in the China market (including both domestic and global OEM brands). We believe this approach also creates opportunities to expand our business with these customers in international markets.

As of June 30, 2022, we were serving 12 brands in Asia Pacific and Europe, and had more than 3.7 million vehicles on the road with ECARX products and solutions onboard.
Automotive Computing Platform Technology Built from SoC Level Up
Automotive E/E architectures are transitioning from distributed E/E architecture to domain centralized E/E architectures and further to vehicle centralized E/E architectures. A centralized computing platform empowers cross-functional connection, can handle more complex functions, and can achieve the high computing power required for advanced driver assistance and other high level vehicle intelligence functions.
We have developed a robust SoC technology roadmap leveraging our collaboration with chip partners, laying a solid foundation for building the next-generation computing architecture for smart mobility. Our unique experience enabled by working closely with OEMs facilitates the development of automotive SoC and SoC Core Modules. We are able to deliver complete automotive-grade SoC Core Module offerings with matching middleware, toolchain, and software applications. We believe our E-series Core Modules reduce resource and investment requirements and shorten development lead time for our customers. As of June 30, 2022, we have delivered more than 1.5 million E-series Core Modules which have been deployed on both our own IHU and Digital Cockpit systems and on our Tier 1 partners’ systems.
Full Stack Solution with Strong Software Capability
We provide comprehensive vertically integrated full stack solutions to automobile manufacturers and Tier 1 suppliers. To ensure compatibility among software and hardware solutions and the vehicle itself, we employ a multi-disciplinary approach to the design of the key software and hardware components of the solution we provide from the ground up. We believe that software capabilities play a critical role in optimizing the deployment of hardware platforms and that our versatile operating system can maximize the benefits of SoC to enable broad automotive applications.
Our software stack integrates intelligent and connected technology with the vehicle platform to enhance rider experience by empowering automotive OEMs to provide a wide range of infotainment options. We plan to partner with domestic and international partners to develop ADAS and unsupervised highway driving technologies to further propel the future of mobility.
We hope to enable the intelligent vehicle industry similar to the way Android has empowered smartphone brands. By offering our standardized brand agnostic operating system and the middleware and software toolchain behind our platform, we bring significant value to our Tier 1 supplier customers and application developers by empowering them to integrate their products and services into various vertical platforms. By being vertically integrated and reducing the number of ECUs, control units and wiring required to deliver our world class intelligent vehicle solution, our products enable OEMs to reduce cost and weight.
As a result, more Tier 1 suppliers, application developers and OEMs are eager to join our interconnected ecosystem. Their enrollment creates a flywheel effect to attract additional Tier 1 suppliers and OEM customers. We believe the unique business model we employ will allow us to be a key enabler of the industry.
Uniquely Informed by Strong OEM Partnerships for Expansion into International Intelligent Vehicle Market
Since our incorporation, we have maintained a close business relationship with Geely Holding and many of its ecosystem OEMs. We are the key strategic partner to various Geely ecosystem brands with respect to global automotive products and services, including Geely, Lynk & Co, Geometry, Zeekr, Volvo Cars, Proton, smart and Lotus. We work closely together with many of those OEMs to define next-generation smart automobile technologies that address new challenges in the fast changing mobility industry and evolving customer demand.
This unique partnership with the Geely ecosystem and its automotive expertise, provides valuable inputs as we continuously develop and improve our products as well as to expand our geographic reach. We are able to get involved early in the product design and engineering phase of certain Geely ecosystem brands, which provides us with unique insight and invaluable feedback that is not typically available to suppliers operating under the traditional Tier 1 model. This relationship with the Geely ecosystem also provides us with confidence of our order book and accelerates and informs our future product pipeline. As we expand our geographic footprint, our relationship with the Geely ecosystem has created pathways to securing international orders from OEMs worldwide. We have established deployment capabilities in Europe and Southeast Asia in order to serve our global customers effectively. We are able to roll out production in Southeast Asia through our ACO Tech joint venture, the first smart mobility car company headquartered in Malaysia, by partnering with Proton. We have also assembled a team in Sweden. These international delivery capabilities are critical to our expansion into the international market, and to third party OEMs, as we believe it is important to be geographically close to our customers to maintain a deep relationship and to respond to their needs in a timely manner.
Further, we have established several capital efficient international technology partnerships. We formed a joint venture, HaleyTek, with Volvo Cars in 2021 to develop an operating system to empower digital cockpit products. We will also cooperate in areas of research and development and delivery of driver assist functions targeted at China market with JICA Intelligent Robotics Co., Ltd. (“JICA Intelligent”), our joint venture with a subsidiary of Geely Holding. We hold a 13.5% strategic investment in Zenseact AB (“Zenseact”), an automated driving software development company majority owned by Volvo Cars focusing on automated driving and safety technologies. We will explore potential collaborative arrangements with Zenseact to deploy advanced driver assistance and unsupervised highway driving solutions.
We believe this mutually beneficial collaboration with Geely Holding and its ecosystem OEMs creates opportunities for Geely to implement our advanced technology to increase value and enhance rider experience while also providing us with insight and inputs from a robust group of OEMs, covering many geographies and segments.
Visionary Founders and Management Team With Deep International Industry Know-how
Our company is founded and led by seasoned entrepreneurs with passion for the smart automotive industry and deep international experience in automotive technology. Both Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen are well-known industry veterans. Mr. Li is the founder and Chairman of Geely Holding, which is one of the largest automotive groups in the world, and possesses over three decades of experience in the investment and management of automotive business.
Mr. Ziyu Shen, our founder, Chairman and Chief Executive Officer, is an expert in the automotive intelligence industry and a pioneer in the automotive networking industry. He was a founding member of GM’s OnStar project (the first Internet-of-Vehicles project in China) and had significant Geely leadership team experience working across Asia, Europe and in the U.S.
Mr. Peter Cirino, our Chief Operating Officer, has more than 25 years’ experience in automotive technology and electronics having led organizations across the Americas, Europe, and Asia. Most recently, Mr. Cirino led Aptiv’s connections systems business in the Americas. Prior to Aptiv, he led A123 Systems, an emerging lithium-ion battery business operating across China, Europe and North America.
Mr. Ramesh Narasimhan, our Chief Financial Officer, is a highly experienced finance, marketing, sales and strategy executive who has worked with OEMs, distributers and retail businesses across the global automotive industry. He recently served as Chief Financial Officer for Al Futtaim, an automotive distribution and retailing company. Prior to that, he joined Nissan Australia and New Zealand as Chief Financial Officer and subsequently served as President and Managing Director for the Philippines and Thailand managing both manufacturing and distribution. Mr. Narasimhan began his career with Ford Motor Company where he worked through a number of senior financial roles.
Mr. Andrew Winterton, our General Counsel, has over 20 years’ experience advising private and listed companies in the transportation and mobility sectors. He started his career at global law firm, Clyde & Co. before moving in-house to senior positions at Virgin Atlantic and easyJet, where he was Head of Legal and Compliance. He later moved to the technology sector as Group General Counsel and Company Secretary of the Flit Technologies (subsidiary of Groupe Renault) and held Head of Legal positions within ANI Technologies and, most recently, Didi Chuxing.
Our Strategies
Continue to build our technology platform, including our Automotive Central Computing Platform, based on the ECARX SoC Core Modules, operating system, software, and tool chain
We aim to create technology that enables next-generation vehicles to become seamlessly integrated information, communication, and transportation devices. To accomplish this, we are developing a full stack automotive computing platform which incorporates our hardware and software in a single solution. We will also continue to advance core automotive technology, including advanced automotive SoC Core Modules, operating system and software stack. We are implementing a clear and robust development roadmap, building on IHU and Digital Cockpit products, and striving to develop and launch the Automotive Central Computing Platform in the coming years.
We will continue developing and collaborating on core hardware modules and software solutions to further enrich our product portfolio and address our customers’ ever-changing demands. We plan to collaborate with SiEngine to continue defining next-generation SoC Core Modules intended for automotive applications. We are also committed to further developing the common automotive operating system through enhancing multi-runtime capabilities and OS virtualization, to support cross domain integration and communication. Through HaleyTek, our joint venture with Volvo Cars, we will continue the development of the Android-based automotive operating system and introduce an Android-based infotainment system platform available to global OEMs.
Continue the development of ECARX automotive software stack to address three major domains of automotive applications: Digital Cockpit, ADAS and Unsupervised Highway Driving, and Functional Safety
We will continue to provide immersive digital automotive experience through our digital cockpit. We will work with OEMs to expand our product base and to deliver next-generation digital cockpit products equipped with customized auto API service, localization functions and deep integration with mobile phones.
We aim to be a pioneer in advanced driver assistance technologies through in-house development as well as partnerships. We will explore potential collaborative arrangements with Zenseact, Volvo Cars’ automated driving software development subsidiary, to support the development and deployment of ADAS and unsupervised highway driving technology. Our joint venture with a subsidiary of Geely Holding, JICA Intelligent, will also focus on driving assistance technology.
Our vehicle domain software forms the basis for ensuring functionality of key vehicle systems. We will continue to focus our research and development efforts on vehicle functional safety solutions.
Continue to empower Geely Holding and its ecosystem OEMs
We maintain a strategic business relationship with Geely Holding and many of its ecosystem OEMs, which provides us with a stable revenue foundation. We are the key strategic partner to various Geely ecosystem brands with respect to their automotive products and services, including brands such as Geely, Lynk & Co, Geometry, Zeekr, Lotus, smart, Volvo Cars and Proton.
Given this partnership, Geely Holding and many of its ecosystem OEMs offer us early involvement in vehicle programs and provide unique insight that allows us to ensure our products are optimized to meet customer requirements today and in the future. Our innovative products and services help those OEMs improve overall customer experience. We intend to continue to deepen our partnership as well as jointly launch trend setting solutions and products that empower the flagship car brands of the Geely ecosystem in both China domestic and international market.
Capitalize on our established operations to expand our global customer base
Since our founding in 2017, we have served 12 OEM brands and 8 Tier 1 automotive suppliers. There are more than 3.7 million vehicles on the road with ECARX technology on board, including, but not limited to, our IHU and Digital Cockpit products. We plan to capitalize on our deep experience and expertise in the China market and grow our customer base with other automotive OEMs and Tier 1 automotive suppliers in China. In addition to partnering with Geely Holding and many of its ecosystem OEMs, we also supply our technology to non-Geely OEMs for their vehicles in the China market (including both domestic and global OEM brands).
While the majority of our customer base is in China today we also intend to grow our business in international markets. Building on our footprint in China, we recently launched our international operations office in London and a product development center in Sweden. We believe the customer base we have built in China offers another robust pathway to international markets. We believe delivering products for international OEMs and Tier 1 automotive suppliers for the China market will create opportunities to expand with these customers in international markets.
Our Business Model
We are primarily engaged in the development of SoC Core Modules, automotive computing platforms and software solutions. We bring innovation to our products, technologies, and services to empower connected intelligent vehicles that benefit OEMs, Tier 1 automotive suppliers, as well as our other business partners.
We have capitalized on the experience we have in the intelligent vehicles by building an interconnected vehicle ecosystem with our upstream and downstream partners. At the center of this ecosystem is our unique collaborative approach involving automotive OEMs, Tier 1 automotive suppliers, and strategic partners. We provide computing systems and solutions (including on a full stack basis) to OEMs, and have the unique opportunity to take part in early vehicle development programs with Geely Holding and many of its ecosystem OEMs. We also provide standard E-series Core Modules with SW products to Tier 1 automotive suppliers, empowering them to improve product competitiveness and development efficiency with our offerings. We have benefited from and we continue to explore joint ventures and other forms of strategic partnerships for capital efficient and robust product development and distribution opportunities. Together, these relationships allow us to form unique go-to-market strategies which create multiple development and commercialization opportunities.
OEMs
We provide computing systems and solutions (including on a full stack basis) to OEMs. Our OEM product lines cover automotive computing platform and software that leverage our SoC core module and automotive OS capabilities as well as display products and other electronic parts and components.
We have been working with Geely Holding and many of its ecosystem OEMs to redefine the system topology, software, hardware and the overall E/E architecture of their vehicles. Many of these OEM relationships offer us unique “day one” involvement in their development programs which allow for bottom-up structural changes to facilitate the vertical integration of our automotive products and solutions, while also providing insight into pipeline planning and technical specifications and creating opportunities to shorten the development timeline. A typical supplier engagement with OEMs, on the other hand, only commences after the vehicle definition process is completed thereby preventing a deep coupling with the OEMs’ product roadmap.
Leveraging the diverse international OEM network of Geely Holding and its ecosystem OEMs, we have secured long-term business relationships with various brands within the Geely ecosystem to support their production of vehicles in China and beyond. Moving forward, we intend to build on this success and expand into more geographies starting with our Geely ecosystem pipeline products. We expect our business to benefit from the expansion of our growing international footprint.
Tier 1 Automotive Suppliers
We offer our products to certain Tier 1 automotive suppliers with our E-series Core Modules to enable them to develop and enhance their own automotive products. We license our software, middleware infrastructure, safety operating system and real-time operating system, to Tier 1 automotive suppliers. We provide additional and optional services and applications, including customized auto API service, localization functions and deep integration with mobile phones.
We also offer comprehensive and flexible software and hardware development toolchains to Tier 1 automotive suppliers, OEM partners and ecosystem developers.
Joint Venture and Other Strategic Partnerships
We collaborate with leading OEMs and other strategic business partners to solidify the technical leadership of our products and services. These engagements have resulted in a number of capital efficient technology partnerships including strategic international co-development.

We completed our strategic investment into Zenseact AB, founded by Volvo Cars, in July 2021. We currently hold a 13.5% equity interest in Zenseact. The strategic investment laid the ground for collaboration as we explore potential collaborative arrangements in the development and deployment of technical solutions and systems for advanced driving assistance and unsupervised highway driving technology.
We have also formed a 60/40 joint venture with Volvo Cars (as the 60% owner) in Gothenburg, Sweden to develop and commercialize an operating system for automotive digital cockpit products.
We are the largest shareholder of SiEngine and we are working with SiEngine to develop automotive chip technologies. This joint venture with ARM China benefits from our solid understanding of and experience with the automotive industry as well as ARM’s intellectual property in integrated circuit design, and aims to develop automotive-grade chip products.
In May 2022, we entered into a strategic collaboration agreement with Luminar LLC, a leading automotive technology company, to collaborate on automotive grade technologies, with the intent to enable advanced safety and automated driving capabilities. The collaboration will help Luminar LLC accelerate deployment of its industry-leading long-range lidar and software in China and beyond through ECARX’s deep connection with Geely Holding and its brands. In conjunction therewith, Luminar Technologies, Inc. entered into the Strategic Investment with us.
Our Core Capabilities
We are developing an automotive technology platform uniquely informed by our strategic OEM collaborations.
Our SoC Core Modules are tailored for automotive applications. Our operating system and tool chain are built to maximize the power of SoCs. We combine our SoC Core Modules and OS technologies with our software stacks to provide a technology platform to help our customers simplify and speed-up their product development.

Note:
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Estimated

We have a clear platform roadmap consisting of one SoC Core Module family, versatile operating system, and an expansive software stack as illustrated above, with each new generation building on our experience and the technical capabilities embodied in the previous generations.
Automotive Computing Platform
Since the launch of our first-generation automotive computing platform in the second quarter of 2017, we have rapidly revolutionized our platform, taking part in more than 70 vehicle development projects of Geely Holding and its ecosystem OEMs.  Some of our automotive computing platforms are backed up with

SoCs from mainstream chip providers while others run on ECARX SoC Core Modules, which we expect to underpin most of our future product offerings.
Our IHU, our first-generation automotive computing platform product launched in 2017, was designed for mainstream distributed E/E architectures. We began working on our Digital Cockpit in 2019 and launched our first-generation and second-generation Digital Cockpit products in 2021. In addition, we plan to launch the Automotive Central Computing Platform to cater to centralized E/E architectures, which we believe represent the future of vehicle design.
Infotainment Head Unit
As the foundation for the development of our automotive computing platform, our IHU supports AVM integration, augmented reality navigation, local-end NLU and NLP in addition to regular infotainment functions such as speech assistant service, navigation service, and multi-media. As we have continued to upgrade and revolutionize our products, our IHU product line now consists of a series IHU models, ranging from IHU 1.0 to IHU 5.0.
IHU 1.0.   In 2017, we launched our first-generation IHU with integrated 4G connectivity technology, which allows for extended connectivity of the cockpit beyond vehicle remote control and call center services. Our IHU offerings have subsequently become our lead product designed for the mainstream distributed E/E architectures.
IHU 3.0.   The first major upgrade of our IHU was made at the end of 2018 with the advent of the E01 SoC Core Module. IHU 3.0 supports high-definition 1080p dual-screen display, connectivity via 4G Bluetooth and Wi-Fi. Our IHU 3.0 has been widely deployed across multiple vehicle product lines in China and in Malaysia.
IHU 5.0.   We have further revolutionized our IHU with the second-generation E-series Core Module, E02, which supports three separate displays, up to six camera inputs, and augmented navigation functionality. Our IHU 5.0 can be equipped with V01, our first-generation of automotive-grade AI Voice SoC co-developed with our partners. V01 shifts the majority of the computing power for voice processing, such as signal enhancement, automatic speech recognition, and NLU from main SoCs to specific neutral network-based SoC while also significantly improving the performance of personal voice assistant, regardless of network condition. We have based our operating system on Android P but optimized to reduce boot time. With enhanced computing resources and power, improved interfaces for connectivity, and greater integration capability, IHU 5.0 has been deployed in certain Geely ecosystem brand vehicles since 2021.
Digital Cockpit
Modern day cars are highly influenced by advancements in digital technologies and diversified consumer demands. The industry is increasingly moving towards offering more personalized experiences to drivers and passengers alike. A digital cockpit solution is designed to offer a unified digital experience, by breaking the silos between the various in-vehicle interfaces. It is the convergence of interfaces like the instrument cluster, heads-up display, and infotainment systems.
We started the development effort of our Digital Cockpit product in 2019. By breaking the boundaries of various silos, we were able to run multiple systems simultaneously on a single SoC platform, thereby reducing the complexity of the system and consolidating ECUs without sacrificing functionalities. Our Digital Cockpit products allow our collaborating automotive developers to manage fewer platforms and toolsets, add new features, and integrate the next-generation in-vehicle experience with reduced development and manufacturing timeframe and costs. It also allows OEMs to respond faster to customer demands for new apps and services, which is a key step in the transition towards software-defined vehicles.
Our Digital Cockpit products offer more advanced features such as driver information module, heads-up display, rear seat entertainment, multiple-displays, multi-zone voice recognition, full 3D user experience, and global function support. Our first-generation and second-generation Digital Cockpit products, powered by E03 Core Module and Snapdragon8155, respectively, have been deployed on Geely and Lynk & Co models since July 2021.

We plan to continue our rapid innovation in our Digital Cockpit products. We are now collaborating with our key strategic partner, SiEngine, to customize the next-generation E04 Core Module powered by StarEagle1000, with enhanced capacity to support a slate of new features and services including high-definition maps, localization and lane-level navigation.
Automotive Central Computing Platform
We plan to launch the Automotive Central Computing Platform to move from a domain-based E/E architecture to a more centralized computing platform that uses less harness and consolidates software in fewer ECUs. We are developing the Automotive Central Computing Platform to allow for better integration of different domains including the cockpit, ADAS, and other vehicle management functions such as powertrain, chassis and battery management. We plan for the Automotive Central Computing Platforms to feature greater compatibility with more software offerings and better support over-the-air upgrades, vehicle-to-everything communication, auto-parking, climate control, vehicle body control, and Navigation on Pilot functions. Our first-generation of Automotive Central Computing Platform is in development and will utilize E04 Core Module.
In June 2021, we entered into a non-binding memorandum of understanding with Lotus Wuhan, a subsidiary of Lotus Technology for the planned launch of Lotus models equipped with our Automotive Central Computing Platforms. For more information on this partnership, see “— Key Strategic Cooperation — Lotus.”
SoC Core Modules
SoC technology has been the key component of our technology portfolio from the early stages of ECARX. We started out by working with several semiconductor companies, providing automotive application inputs and collaborating to ensure the SoC Core Modules meet automotive requirements. Our current production E-Series (E01, E02 and E03) Core Modules are utilized in our IHU and Digital Cockpit platforms.
We are the largest shareholder of SiEngine and we are in the process of developing our next-generation E04 Core Module in collaboration with SiEngine, based on SiEngine’s StarEagle1000 SoC which was taped out in June 2021.
E-Series (E01,E02 and E03) Core Modules
The E-Series Core Modules incorporate 4G baseband technology and a powerful AI engine core that greatly enhances edge computing capabilities and speed of data analysis at the local end. As the computing-module basis, E Series Core Modules simplify the re-development process for our Tier 1 automotive supplier customers and reduce the associated development cost and timeframe.
We launched E01 and E02 Core Modules in 2018 and 2020 respectively. E01 Core Module is made specifically for connected vehicles, to further enhance user experience. E01 Core Module utilizes a high-speed 64-bit quad-core central processing unit, or CPU, combined with a dedicated graphics processing unit, or GPU, supporting high-definition 1080p dual-screen display and a 4G modem that provides seamless in-vehicle connectivity and content delivery. E01 Core Module supports connectivity via 4G, Bluetooth, and Wi-Fi. We commenced mass-production of the E01 Core Module in 2018, which has since been featured in more than 1.2 million vehicles and more than 25 vehicle models.
In 2020, we launched a more powerful E02 Core Module, which is configured with an eight-core CPU and an independent neural processing unit, or NPU. It has a built-in 4G TBOX and AVM, which can deliver exceptional computing, graphics, and media processing performance, and is capable of operating in an extended range of thermal conditions. E02 Core Module has received AEC-Q104 standard certification and has NPU capacity and product integration and supports three separate displays, video and multi-camera (up to six) input, 360-degree surround view system, instrument cluster integration, augmented reality navigation system, driver monitor system, facial recognition and speed reverse functionalities.
E03 Core Module is based on a high-performance chip customized for in-vehicle digital cockpit systems that we launched in 2021. E03 Core Module inherits the high computing power, high performance,

and cost-effectiveness of prior generations, and is dedicated to the development of infotainment and smart digital cockpit systems. E03 Core Module utilizes a hardware assisted virtualization architecture to accommodate multiple systems and provide a hypervisor-less cockpit solution. It optimizes graphics processing unit performance and integrates excellent vision processing units. E03 Core Module also incorporates a Hardware Security Module and is certified according to the AEC-Q100 G3 Grade3 and ISO-26262-ASIL-B standards, boasting enhanced security. E03 Core Module has been deployed on Lynk & Co models since the third quarter of 2021.
E04 (in development)
Our pipeline product, E04 Core Module, is purpose-built to support more advanced vehicle intelligent features and expected to be incorporated into our future Digital Cockpit and Automotive Central Computing Platform products.
We are developing the E04 Core Module, based on SiEngine’s StarEagle1000 SoC which is designed with industry-leading 7nm process technology. Combing high-performance customized CPU clusters with a heterogeneous computing system, such as multi-core GPU and AI-powered NPU, E04 Core Module is expected to be capable of processing inputs from 11 cameras simultaneously and supports multiple high-definition outputs through a high-performance 2D or 3D hardware acceleration engine. In addition, it is planned to have a built-in high-performance acoustics capability to support echo cancellation, noise reduction, voice assistant and other applications. E04 Core Module is expected to satisfy the AEC-Q100 Grade 3 automotive certification standard and offer enhanced vehicle functional safety. Given its robust feature set, the E04 Core Module is expected to provide consumers with state-of-the-art automotive smart digital cockpit experience with advanced driver assistance functionality.
SiEngine is primarily responsible for the design and development of, and holds the relevant intellectual property to, the StarEagle1000 SoC of our E04 SoC Core Module. ECARX is contributing to define the automotive system requirements and is responsible for the software-hardware development and integration of SoC Core Modules based on the SiEngine SoC.
ECARX continues to invest in development to enhance the capability of SoC Core Modules for the automotive industry.
Operating System (“OS”)
The operating system plays a pivotal role in the automotive technology stack as it connects hardware with application software. As such, the architecture of the operating system directly impacts the performance of the automotive computing platform products while the functionalities offered by the OS can simplify the development of applications that run on top. As software plays increasingly important roles in modern vehicle functions, more application domains are becoming software centric requiring broader coverage by the OS.
The OS is another building block of our technology platform. Our OS efforts are focused on maximizing the power of ECARX SoC Core Modules and enabling application developers to build innovative functions and applications for the devices powered by ECARX SoC Core Modules.
We started with the intelligent cockpit domain, where we built OS components to bridge the functionalities of SoC and hardware with upper level services and applications. Further, we extended the functions of Google’s Android for Automotive so application developers can access more features. We are working to expand our OS coverage beyond the digital cockpit domain, to also include vehicle domains with safety OS for automotive grade functional safety, and an advanced OS for ADAS and unsupervised highway driving, focusing on safety and security.
While we are working on an OS to cover each application domain, we are also developing our own cross domain software architecture and components to address the challenges facing advanced automotive systems such as our Automotive Central Computing Platform. Our OS architecture provides a platform framework for the cross-domain integration of kernel components for smart digital cockpit and signifies progress towards the standardization and enhanced reusability of components across different systems and hardware platforms. OS components can be individually selected and combined to achieve high levels of customization. As a result, our OS is highly scalable and capable of significantly lowering the development timeframe and associated costs.
We established a joint venture, HaleyTek, with Volvo Cars, in 2021 to develop an OS for infotainment suitable for multiple vehicle platforms aimed at addressing the global market.
Software Stack
We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system, in addition to a host of digital cockpit applications that can be further categorized as customized auto API service, localization functions and deep integration with mobile phones. We are also developing software to deliver ADAS and unsupervised highway driving features as well as control over key vehicle systems to enable functionality and improve performance (such as functional safety).
Digital Cockpit Software Stack
We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system. It comprises a library of fundamental software that provides the basic structure to support the development of applications within the specific environment presented by our OS.
We also offer a host of applications that can be further categorized as customized auto API service, localization functions and deep integration with mobile phone depending on their respective functionalities.
Customized Auto Application Programming Interface (API) Services
We offer a set of API services to connect developers with the different vehicle functions available on different vehicle models. These API services enable the apps they develop to gain access to vehicle status information (such as tire pressure and temperature) or acquire control over certain vehicle functions (such as to raise or lower vehicle windows).
Localization Functions
We provide an API to help application developers utilize the positioning functions such as Global Navigation Satellite System hardware as well as certain sensors installed on the vehicle. With our APIs, application developers can receive basic positioning information as well as lane-based position. We also provide a unified API to allow application developers to access the map database installed in the vehicle regardless of the map supplier selected by the OEM.
Deep Integration with Mobile Phone
Our integration technology enables the seamless operation of mobile applications in an intelligent cockpit environment and allows for a superior in-vehicle experience through the diversified hardware support (including the central control display, camera and sound system) offered by the intelligent cockpit.
ADAS and Unsupervised Highway Driving Software Stack
We aim to provide our users with comprehensive, safe, and reliable solutions for ADAS and unsupervised highway driving.
We started the development of automated parking assistance technology in early 2019. We continued our development efforts on some of the key technology components that empower ADAS and unsupervised highway driving functions and services. Built on top of that, we are developing ECARX Navigation on Pilot function which is an enhanced level 2 automated driving function.
We formed JICA Intelligent, our joint venture with a subsidiary of Geely Holding, to cooperate in the research and development and delivery of driver assist functions targeted at China. We are developing ADAS package with NCAP safety fulfillment and deliver to our customers via JICA Intelligent. Further, we completed our strategic investment into Zenseact AB, founded by Volvo Cars, in July 2021. The strategic investment laid the ground to explore potential collaborative arrangements in the development and deployment of technical solutions and systems for advanced driver assistance and unsupervised highway driving technology.
Functional Safety Software Stack
More vehicle control functions are moving out of dedicated ECUs to a central computer. These functions will be hosted by vehicle applications running in an environment with the most stringent safety and security requirements.
At ECARX, we have a dedicated engineering team that is backed by substantial experience from the automotive industry. Our team is devoted to the research and development of vehicle functional safety solutions and related tool chains and the enhancement of vehicle control. It is also focused on improving the efficiency of developers in pushing the boundary of vehicle features and vehicle domain applications.
Research and Development
Our research and development efforts are focused on our core technology relating to the development of vehicle intelligence and provides us with a competitive edge as we seek additional business with new and existing customers.
Our research and development team has extensive experience in automotive and technology industries. As of June 30, 2022, our research and development team had approximately 1,400 engineers primarily working in five workstreams comprising automotive product development and delivery teams, SoC technology and platform team, OS team, ADAS and unsupervised highway driving technology team, and automotive central computing product team.
Our Long-term Strategic Business Relationship with Geely Holding and its Ecosystem OEMs
Since our incorporation, we have maintained a strategic business relationship with Geely Holding and many of its ecosystem OEMs.
Geely Holding is a globally competitive smart electric mobility technology enterprise and energy service provider headquartered in Hangzhou, China. Geely Holding owns and has invested in various leading innovative automotive OEMs, which collectively form an unparalleled ecosystem. Members of the Geely ecosystem include Geely Auto, Volvo Car, smart, Group Lotus, Proton, LEVC as well as certain other OEMs, several of which have adopted new energy related technologies.
Leveraging this globally innovative automobile ecosystem, Geely Holding is developing new automobiles that adopt a variety of advanced connected and intelligent technologies. As such, it has a significant and ongoing need for the type of automotive intelligence products and services provided by us. Our innovative products and services have helped Geely Holding and its ecosystem OEMs reduce their manufacturing costs of vehicles while improving their technological capabilities and enhancing overall customer experience. Beyond providing a stable revenue foundation, Geely Holding and many of its ecosystem OEMs offer us early involvement in vehicle programs and offer unique insight that allows us to ensure our products are optimized for customer requirements.
Key Strategic Cooperation
We have forged strong relationships with our business partners and industry participants to maintain our lead in our technology and research and development capabilities. This allows us to continue to deliver leading products and solutions to our customers.
Volvo Cars
ECARX and Volvo Cars established HaleyTek AB and entered into a series of agreements in July 2021 to set out the basis of collaboration among ECARX, Volvo Cars and HaleyTek. ECARX currently holds 40% equity interest in HaleyTek.

HaleyTek is charged with developing a common operating system for infotainment suitable for multiple vehicle platforms aimed at addressing the global market. HaleyTek has appointed ECARX as its global reseller of licenses to the OS platform with exceptions of Volvo Cars, Polestar and other vehicles developed by or for Volvo Cars.
ECARX completed its strategic investment into Zenseact AB in July 2021, which was founded by Volvo Cars. ECARX currently owns 13.5% of the total equity interest. The strategic investment laid the ground for potential collaboration in the development of technical solutions and systems for ADAS and unsupervised driving. Zenseact and ECARX will continue to explore potential collaborative arrangements to enable Zenseact’s Advanced Driver Assistance System and unsupervised highway driving software platform for consumer vehicles in China.
Lotus
We entered into a supply agreement with Lotus in November 2020 pursuant to which we will supply our Digital Cockpit products to various Lotus models. These Digital Cockpit products are expected to commence mass production in the Chinese market in the first quarter of 2023.
In June 2021, we entered into a non-binding memorandum of understanding with Lotus. Pursuant to the terms of the memorandum, we will partner with Lotus for the development and deployment of our Automotive Central Computing Platform, and will collaborate to develop a smart automotive product targeting the global market.
smart
We entered into a supply agreement with smart in August 2021 pursuant to which we will supply our Digital Cockpit products for various smart models. These Digital Cockpit products have commenced mass production in China and the European market since the third and the last quarter of 2022, respectively.
Luminar
In May 2022, we entered into a strategic collaboration agreement with Luminar LLC, a leading automotive technology company, to collaborate on automotive grade technologies, with the intent to enable advanced safety and automated driving capabilities. The collaboration will help Luminar LLC accelerate deployment of its industry-leading long-range lidar and software in China and beyond through ECARX’s deep connection with Geely Holding and its brands. In conjunction therewith, Luminar Technologies, Inc. entered into the Strategic Investment with us.
Advanced Micro Devices, Inc. (AMD)
In August 2022, we announced a strategic collaboration agreement with AMD, a leading computing, graphics and visualization technology company, to work together on an in-vehicle computing platform for next generation electric vehicles, expected to be in mass production for global roll-out in late 2023. The collaboration will combine the advanced computing power and visual graphic rendering capabilities of AMD with ECARX’s extensive experience in automotive digital cockpit design, aiming to deliver a cutting-edge in-car experience to the global market.
International Footprint
China
Upon our founding in 2017, ECARX was based in China and we believe the customer base we have built in China offers a robust pathway to international markets.
There are more than 3.7 million vehicles on the road with ECARX technology on board. We have served 12 OEM brands and 8 Tier 1 automotive suppliers around the world, and we have a close partnership with Geely Holding and its ecosystem OEMs.

United Kingdom
In July 2021, we established our office in London, United Kingdom. This office serves as our international operations office and is a key step in our global strategy.
Sweden
In December 2020, we established our product development center in Gothenburg, Sweden. This team is primarily responsible for Digital Cockpit OS development, including the management of development and delivery with HaleyTek. Additionally, Sweden will manage certain EU-based customer interactions.
Malaysia
In June 2019, we established a joint venture, ACO Tech Sdn. Bhd. (“ACO Tech”), with Proton Edar Sdn. Bhd., the sales and marketing arm of Proton Holdings Bhd. This joint venture aims to localize the automotive computing platform products, including IHU and digital cockpit, for Proton and to supply its hardware and software solutions in the region. Proton will also enjoy cost reduction benefits upon the localization of the IHU hardware and its software can be tailored to better suit local user preferences, resulting in a superior user experience.
ACO Tech’s localization services, such as vehicle infotainment, carrier/SIM, and cloud services, have been deployed in more than 100,000 connected vehicles. ACO Tech has partnered with several local content and service providers.
Marketing
Our marketing activities include public relations, branding, digital marketing, social media, technical marketing, product marketing, participation in technical conferences and trade shows, competitive analyses and industry intelligence, and other marketing programs such as co-marketing with our customers or partners. Our Marketing Department provides information on our company website and WeChat platform and through other channels regarding our products, strategies, and technology.
User Privacy and Data Security
Data security is crucial to our business operations. We have internal rules and policies to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly.
We limit access to our servers where data is stored on a “need-to-know” basis. We also adopt a data encryption system intended to ensure the secured storage and transmission of data, and to prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner.
In response to the PRC government authorities’ move to tighten the regulatory framework governing data security, cybersecurity and privacy, we initiated an internal process in September 2021 to transfer the rights of our subsidiaries and Hubei ECARX, our former VIE, to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu. The transfer was completed in December 2021 and as of the date of this proxy statement/prospectus, our mainland China subsidiaries do not have any right to access or process any personal data other than a limited amount of such data relating to the employees and business partners of ECARX and 4,000 to 5,000 vehicle identification numbers provided by OEMs in association with the provision of product repair and maintenance services by ECARX.
Intellectual Property
We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. Our IP portfolio consists of intellectual property rights in, among others, ADAS and unsupervised highway driving, centralized computing and SoC.

As of June 30, 2022, we had 407 registered patents and 326 pending patent applications in mainland China, including patents for our SoC, OS software stack related technologies. We also had 337 registered trademarks, including “ECARX,” copyrights to 261 software programs developed by us relating to various aspects of our operations, as well as 3 registered domain names, including “ecarxgroup.com.”
The following table presents key technologies covered by our patents:
Category	Related Patents
SoC related technology	CN202020096517.6, CN202111062050.9
Software Stack related technology	CN202010215143.X, CN202111168332.7
OS related technology	CN202110892738.3, CN202111351078.4
Our ability to remain at the forefront of innovation in the industries in which we operate depends largely on our ability to obtain, maintain, and protect our intellectual property and other proprietary rights relating to our technology and to successfully enforce these rights against third parties. To accomplish this, we rely on a combination of intellectual property rights, such as patents, trademarks, copyrights, and trade secrets (including know-how), in addition to internal policies, and employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights. Specifically, we enter into confidentiality and non-disclosure agreements with our employees, ecosystem partners (including suppliers) and other relevant parties to protect our proprietary rights. We also enact internal policies and procedures and employ encryptions and data security measures to provide additional safeguards. The foregoing notwithstanding, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.
It is equally important for us to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights.
A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Risk Factors — Risks Relating to Intellectual Property and Legal Proceedings.”
Competition
Competition in the intelligent cockpit market and relevant sub-verticals is based primarily on technology, functionality, quality, delivery capability and price. We may face competition from Tier 1 supplier automotive companies, technology companies and new entrants to the market. Some of our competitors may be capable of offering innovative service and product offerings and more desirable pricing models. As a result, such competitors may be able to respond more quickly and effectively in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our products or offerings less attractive.
We believe our strong and long-standing partnerships with Geely Holding and its ecosystem OEMs and our accumulation of experience, particularly in the China market, and technology from these partnerships gives us a competitive edge and allows us to formulate highly differentiated go-to-market strategy. Our product and technology portfolio enables us to provide solutions covering various vehicle intelligence related areas. As a result, we believe that we do not currently have a direct competitor in the intelligent cockpit market. While our long-term strategic business relationship with Geely Holding and its ecosystem OEMs allows us to compete effectively, our competitiveness in the future may depend on factors including our financial viability, product quality, price competitiveness, technical expertise, development capability, new product innovation, reliability and timeliness of delivery, product design, manufacturing capability, flexibility, customer service, and overall management.
Employees
As of June 30, 2022, we had 1,923 full-time employees globally, comprising 1,413 employees engaged in research and development and related technical and engineering functions, 145 employees engaged in quality operation, 318 employees engaged in general management and administration, and 47 employees engaged in marketing and sales.

	As of June 30, 2022
	Number	%
Functions:
Research and development	1,413	73.5
Quality operation	145	7.5
General and administration	318	16.5
Marketing and sales	47	2.4
Total	1,923	100.0
Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.
As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees to incentivize their contributions to our growth and development.
We enter into standard labor contracts and confidentiality agreements with our employees. We are party to a collective labor agreement applicable to our employees in Sweden. None of our other employees are represented by a union or are subject to collective bargaining agreements. To date, we have not experienced any significant labor disputes.
Properties and Facilities
Our main offices are located in Hangzhou, Shanghai, Wuhan, Beijing, Dalian, Chengdu and Suzhou in China, in Gothenburg, Sweden, and in London, England. As of June 30, 2022, we had leased premises as summarized below and under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Term (years)
Hangzhou	7,680	Operation, R&D	2~3 years
Beijing	1,150	Product R&D	1 year
Shanghai	4,978	Operation, R&D	2~3 years
Wuhan	13,062	Product R&D	1~3 years
Dalian	3,337	Product R&D	1~3 year
Chengdu	648	Product R&D	1~2 years
Suzhou	1,629	Operation, R&D	2 years
Gothenburg	2,164	Product R&D	5 years
London	1,504	Operation	10 years
Insurance
We maintain various insurance policies to safeguard ourselves against risks and unexpected events. We maintain employer’s liability insurance, statutory automobile liability insurance and commercial insurance for company vehicles, property all risk insurances for our office premises, as well as public liability insurance. In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees.

Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.
Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.
Government Regulations
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.
Regulation on Foreign Investment
Guidance Catalog of Industries for Foreign Investment
Investments in China by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment jointly promulgated by the PRC Ministry of Commerce and the NDRC on June 28, 1995, as amended. The Guidance Catalog of Industries for Foreign Investment was repealed by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on December 27, 2021 and took effect on January 1, 2022, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2020 Version), or the 2020 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and the NDRC on December 27, 2020 and took effect on January 27, 2021. The 2020 Encouraged Catalog and the 2021 Negative List set out the industries and economic activities in which foreign investment in China is encouraged, restricted, or prohibited. Pursuant to the 2020 Encouraged Catalog, the research and development and manufacture of automobile electronic devices, the research and development and manufacture of key parts and components of intelligent vehicles, and the manufacture of Level 3 to Level 5 autonomous driving hardware fall within the encouraged category. On October 26, 2022, the Ministry of Commerce and the NDRC jointly promulgated the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which will take effect on January 1, 2023. Pursuant to the 2022 Encouraged Catalog, the research and development and manufacture of automobile electronic devices, the research and development and manufacture of key parts and components of intelligent vehicles, and the manufacture of hardware and key parts and components related to Level 3 to Level 5 autonomous driving fall within the encouraged category. Certain of our products constitute central computing units, vehicle-mounted operating system and information control system, heterogeneous multi-processor computing platform technology, or sensor fusion sensing technology and consequently qualify under the encouraged category. The release of the 2022 Encouraged Catalog indicates that foreign investment into the selected industrial sectors is encouraged, and the NDRC and other government authorities in China may provide policy supports and implement other actions in the future to improve the investment framework and ensure that foreign invested enterprises are treated equally as compared with domestic entities under the national treatment principle and in an appropriate manner. For our products that fall within the encouraged category, we will be entitled to apply for and may obtain certain preferential treatments such as with respect to tax (if any). However, any positive policy change could potentially intensify competition in the relevant industry, leading to a more competitive environment for us. See “Risk Factors — Risks Relating to Doing Business in China — The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.”
Foreign Investment Law
On March 15, 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. It replaced three previously existing laws on foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the PRC Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both PRC domestic companies and foreign-invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of, foreign investment in view of investment protection and fair competition. Furthermore, the Foreign Investment Law stipulates that foreign-invested enterprises established according to the previously existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.
According to the Foreign Investment Law, “foreign investment” refers to investment activities in China directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country, and the investment activities include: (i) a foreign investor, individually or collectively with other investors, establishing a foreign-invested enterprise in China, (ii) a foreign investor acquiring stock, equity shares, shares in assets, or other similar rights and interests of an enterprise in China, (iii) a foreign investor, individually or collectively with other investors, investing in a new project in China, and (iv) investing through other means as provided for by laws, administrative regulations, or the PRC State Council.
The Foreign Investment Law authorizes the State Council to publish or approve to publish a catalog for special administrative measures, or the Negative List, and grants national treatment to foreign-invested enterprises except for those that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. As the 2022 Negative List has not yet been published, it is unclear whether it will differ from the 2021 Negative List. The Foreign Investment Law stipulates that foreign-invested enterprises operating in “restricted” or “prohibited” industries will be required to obtain market-entry clearance and other approvals from relevant PRC government authorities.
In addition, the Foreign Investment Law provides protective principles and rules for foreign investors and their investment in China. For example, local PRC government authorities must abide by their undertaking made to foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; expropriation or requisition of foreign investment is prohibited, except in special circumstances where statutory procedures must be followed and fair and reasonable compensation must be timely made; mandatory technology transfer is prohibited; and the capital contribution, profit, capital gain, proceeds of asset disposal, intellectual property right licensing fees, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors in China may be freely remitted inbound and outbound in Renminbi or a foreign currency.
On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which took effect on January 1, 2020, and further requires equal treatment of PRC domestic companies and foreign-invested enterprises in terms of policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their pre-existing, incompatible forms by January 1, 2025, the relevant market government authorities will suspend processing any other registration matters for such foreign-invested enterprises and may publicize such non-compliance. On December 26, 2019, the PRC Supreme People’s Court issued an Interpretation on the Application of Foreign Investment Law, which took effect on January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, or division of enterprises.
To coordinate with the implementation of the Foreign Investment Law and the Implementation Regulations of the Foreign Investment Law, the Ministry of Commerce and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, which took effect from January 1, 2020. These measures stipulate that foreign investors or foreign-invested enterprises must submit investment information by initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. The Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the Ministry of Commerce on December 31, 2019 and the Circular on Effective Work on Registration of Foreign-Invested Enterprises for the Implementation of the Foreign Investment Law promulgated by the SAMR on December 28, 2019 further refine the relevant regulatory regime. Foreign investors or foreign-invested enterprises will bear legal liabilities for failing to report investment information as required.

Regulation on Road Tests of Intelligent Connected Vehicles
On July 27, 2021, the MIIT, the Ministry of Public Security and the Ministry of Transport jointly issued the Good Practices for the Administration of Road Test and Demonstration Application of Intelligent Connected Vehicles (for Trial Implementation), or Circular 97, which became effective on September 1, 2021, and is the primary regulation governing road tests and demonstrations of intelligent connected vehicles in China. Pursuant to Circular 97, road test refers to the test of self-driving function of intelligent connected vehicles carried out on the designated sections of highways (including expressways), urban roads, regional roads and other roads used for the passage of social motor vehicles. Prior to conducting a road test, the relevant entity must ensure the vehicle to be tested has undergone sufficient tests in specific areas such as a testing areas or sites, and complies with the relevant national and industry standards and specifications, requirements imposed by the relevant departments of the provincial or municipal government as well as the evaluation rules of the entity intending to conduct the road tests. Conditions for road tests must also be met, including that (i) the self-driving function of the vehicle shall be tested by a third-party testing agency that is engaged in automobile-related business and recognized by the State or the provincial or municipal government; (ii) the operator of the testing area or site for the field test shall be an independent legal entity registered within the territory of China; and (iii) the third-party testing agency shall publish items of its testing service and fee standards, be responsible for the authenticity of the test results and bear the corresponding legal liability. Any entity intending to conduct road tests shall submit an Intelligent Connected Vehicles Road Test Security Self Declaration to the relevant authorities at the provincial and municipal levels for confirmation. Such declaration shall specify the entity intending to conduct the road tests, the identification code of the vehicle, the name and ID number of the test driver, the duration of the test, the sections of roads and areas where tests will be conducted, the list of test items, and other relevant information. The testing duration shall not exceed 18 months in principle, and shall not exceed the validity period of the quality certificate of safety technical inspection and the insurance voucher. Any entity intending to conduct road tests shall apply to the administrative department of traffic under the Ministry of Public Security for a temporary car plate for each vehicle being tested.
According to the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying and Mapping Geographic Information issued by the Ministry of Natural Resources on August 25, 2022, if an intelligent connected vehicle is equipped with or integrated with certain sensors, the collection, storage, transmission and processing of surveying and mapping geographic information and data, including spatial coordinates, images, point clouds and their attribute information, of vehicles and surrounding road facilities in the process of road test, will be considered surveying and mapping activities. Persons who collect, store, transmit and process such surveying and mapping geographic information and data, will be the main actors of surveying and mapping activities. Additionally, if any vehicle manufacturer, service provider or smart driving software provider that is a foreign-invested enterprise needs to engage in the collection, storage, transmission and processing of surveying and mapping geographic information and data, it shall entrust an agency with surveying and mapping qualification to carry out the intended activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of the relevant spatial coordinates, images, point clouds and their attribute information and other businesses, and provide geographic information service and support. With respect to the road test activities conducted by ECARX (Hubei) Tech, it has entrusted Hubei ECARX, our former VIE and an entity with the required qualification for surveying and mapping under applicable law, to engage in the collection, storage, transmission and processing of relevant data throughout the road tests ECARX (Hubei) Tech only obtains the road test results from Hubei ECARX which do not contain any surveying and mapping geographic information and data.
Regulation on Compulsory Product Certification
Pursuant to the Regulations on Certification and Accreditation promulgated on September 3, 2003 and last amended on November 29, 2020, certification and accreditation activities in the PRC shall comply with these regulations. Under the Administrative Regulations on Compulsory Product Certification, which was promulgated on July 3, 2009 and took effect on September 1, 2009, the List of the First Batch of Products Subject to Compulsory Product Certification, which was promulgated on December 3, 2001 and took effect on May 1, 2002, and the Compulsory Product Certification Catalogue Description and Definition Form, which was promulgated on April 17, 2007 and last amended on April 21, 2020, the SAMR is responsible for the regulation and quality certification, and vehicle wireless terminal and vehicle wireless module cannot be delivered, sold, imported, or used in operating activities until certified by designated PRC certification authorities as qualified products and granted certification marks, otherwise the violator shall be ordered to make correction and be imposed with a fine ranging from RMB50,000 to RMB200,000 and the illegal income shall be confiscated. ECARX (Hubei) Tech has obtained compulsory product certifications for the relevant ECARX products.
Regulation on Radio Transmitting Equipment
According to the PRC Radio Regulations promulgated on September 11, 1993 and last amended on November 11, 2016, except for micro power short-distance radio transmitting equipment, for any production or import of other radio transmitting equipment for domestic sale and use, an application for model confirmation shall be filed with the radio regulatory authority. For anyone who, in violation of these regulations, produces or imports any radio transmitting equipment sold or used within the PRC without obtaining model confirmation, the radio regulatory authority shall order the violator to take corrective action and impose a fine ranging from RMB50,000 to RMB200,000 on the violator. If the violator refuses to take corrective action, the radio regulatory authority shall confiscate the radio transmitting equipment without model confirmation and impose a fine ranging from RMB200,000 to RMB1,000,000 on the violator. ECARX (Hubei) Tech has obtained the model confirmation for the relevant ECARX products.
Regulation on Import and Export of Goods
Pursuant to PRC Foreign Trade Law promulgated on May 12, 1994 and last amended on November 7, 2016, foreign trade operators engaging in import or export of goods shall file records with the foreign trade department of the State Council or its authorized agency unless otherwise stipulated by the laws, administrative regulations or the foreign trade department of the State Council, and the Customs shall not process import and export declaration and clearance formalities for foreign trade operators which have not filed records in accordance with the relevant provisions. Under the Measures for the Record Registration of Foreign Trade Operators, which was promulgated on June 25, 2004 and last amended on May 10, 2021, the Ministry of Commerce shall be in charge of the record registration of foreign trade operators nationwide and it entrusts the eligible local foreign trade authorities to be responsible for processing the formalities of record registration of local foreign trade operators. Where there is any alteration to any of the items registered in the registration form, the foreign trade operator shall go through the formalities of altering the registration form within 30 days. In case of failure to go through the formalities of altering the registration form within the time limit, the registration form shall be invalidated automatically. ECARX (Hubei) Tech has completed the record registration of foreign trade operator with the local registration agency.
According to the PRC Customs Law promulgated on January 22, 1987 and last amended on April 29, 2021, where a consignee or consignor of import or export goods goes through customs declaration procedures, it shall file for record with the customs, and in the event customs declaration business is engaged in without being filed with the customs, the customs shall impose a fine against the entity concerned. Under the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities, which was promulgated on November 19, 2021 and took effect on January 1, 2022, customs declaration entities include consignees or consignors of import or export goods that have filed for record with customs in accordance with these provisions, and consignors or consignees of import or export goods that apply for record-filing shall have obtained market entity qualifications and completed the record registration of foreign trade operators. Record-filing of customs declaration entities shall be valid permanently. ECARX (Hubei) Tech has completed the record-filing of customs declaration entity (consignee or consignor of import or export goods).
Regulation on Product Liability and Consumer Protection
On May 28, 2020, the National People’s Congress approved the PRC Civil Code, which took effect on January 1, 2021. According to the Civil Code, if defective products are identified after they have been put into circulation, their manufacturers or sellers must timely take remedial measures such as warning announcement and product recall. If damage arises from a defective product, the aggrieved party may seek compensation from either the manufacturer or the seller of the product. If the defect is caused by the seller, the manufacturer will be entitled to seek indemnification from the seller upon compensation of the aggrieved party. If the products are manufactured or sold with known defects causing deaths or severe health issues, punitive damages may be claimed in addition to compensatory damages.
Pursuant to the PRC Product Quality Law promulgated on February 22, 1993 and last amended on December 29, 2018, a manufacturer is prohibited from making or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may claim compensation against the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the manufacture or sale of the products and could be subject to confiscation of the products or fines. Income from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the business license may be revoked.
Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and took effect on March 15, 2014. This law imposes stringent requirements and obligations on business operators. For example, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage, and term of validity of the products or services. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, or revocation of business licenses, as well as potential civil or criminal liabilities.
Regulation on Cyber Security and Privacy Protection
Regulations related to Cybersecurity and Data Security
The SCNPC, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, as later amended by the PRC State Council on January 8, 2011, which prohibits using the internet to leak state secrets or to spread socially destabilizing materials.
According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. The Cyber Security Law of the PRC, or the Cyber Security Law, which was promulgated on November 7, 2016 by the SCNPC and came into effect on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the Cyber Security Law requires that CIIOs, including CIIOs in the finance industry, generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. CIIOs who use network products and services that have not been filed for or passed a cybersecurity review may be subject to the following penalties: (i) suspension of using such network products and services; (ii) a fine of more than one time and less than ten times the purchase price of such network products and services; (iii) a fine of more than RMB10,000 and less than RMB100,000 on the senior staff in and other staff directly responsible. On September 12, 2022, the CAC newly released the Decision on Amending the Cyber Security Law (Draft for Comments), which proposes to adjust the penalty imposable under (ii) above to a fine of more than one time and less than ten times the purchase price of such network products and services or a fine less than 5% of the previous year's turnover.
On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cybersecurity reviews. According to the Review Measures, when the purchase of network products and services by a CIIO influences or may influence national security, a cybersecurity review shall be conducted pursuant to the Review Measures. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. CIIOs may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. Cybersecurity reviews focus on assessing the national security risks associated with purchasing network products and services, mainly taking the following factors into account: (i) the risk of illegal control, interference or destruction of critical information infrastructure and of its important data being stolen, leaked or destroyed, arising from the purchase and utilization of network products and services; (ii) the potential harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of Network Products and Services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with PRC laws, administrative regulations and ministry rules of the suppliers of Network Products and Services; and (v) other factors that may harm critical information infrastructure and/or national security. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cybersecurity Graded Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replace the Review Measures on February 15, 2022. According to the Revised Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review.
The Revised Review Measures further elaborate on the range of factors to be considered when assessing the level of national security risks involved in the relevant activities. In addition to those set forth in the Review Measures, the list has been expanded to include the following factors: (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) in connection with the listing of a company, the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to network information security. Specifically, the Revised Review Measures provide that an “online platform operator” who is in possession of personal information of more than one million users must report to the relevant cybersecurity review office for a cybersecurity review before listing in a foreign country. An operator undergoing cybersecurity review must take risk prevention and mitigation measures during such review in accordance with the relevant requirements of the cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the release of the Revised Review Measures, an official of the CAC indicated that an “online platform operator” should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited.
Furthermore, on July 30, 2021, the State Council promulgated the Regulations of Security Protection for Critical Information Infrastructure, which took effect on September 1, 2021 and provides that critical information infrastructures, or CIIs, refer to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if leakage of data relating thereto occurs. Pursuant to these provisions, the relevant government authorities are responsible for formulating the rules on identifying the CII and organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions and shall notify the operators identified as CIIOs. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which sets out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft Regulations on Network Data Security Management require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. However, as these provisions were newly issued and the government authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, including the rules on identifying the CII in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as CIIOs or “online platform operator”.
At the end of 2019, the CAC, issued the Provisions on Ecological Governance of Network Information Content, or the CAC Order 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its ecological governance of network information content. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. On July 12, 2021, the CAC, the MIIT and the Ministry of Public Security jointly issued the Circular of Issuing the Administrative Provisions on Security Vulnerabilities of Network Products, or Circular 66, which took effect on September 1, 2021. Circular 66 states that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish information relating to such security vulnerabilities. Anyone who is aware of the aforesaid offences should not provide any technical support, advertising, payment settlement and other assistance to the offenders. According to Circular 66, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. In order to ensure that security vulnerabilities in network products are fixed on a timely basis and reasonably reported, network product providers should perform certain obligations on the management of security vulnerabilities in their network products, including, among others, reporting the relevant vulnerability information to the Cybersecurity Threat and Vulnerability Information Sharing Platform of the MIIT within two days, which shall include the name, model, and version of the product affected by such security vulnerability, as well as the technical characteristics, degree of harm and scope of impact of such vulnerability. Circular 66 also prohibits the disclosure of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers. On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.
On February 10, 2022, the MIIT issued the draft Administrative Measures for Data Security in the Field of Industry and Information Technology, or the Draft Data Security Measures in the IT Field, which stipulates that all businesses which handle industrial and telecoms data in China are required to categorize such information into “general”, “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Industrial data refer to data produced and collected in the course of research and development design, manufacturing, operation and management, operation and maintenance, and platform operation in various sectors and fields of industry. Telecoms data refer to the data generated and collected in the course of telecommunications business operations. The Draft Data Security Measures in the IT Field also notes that sharing “important” data to a foreign party requires a special review and approval process, and all “core” industrial and telecoms data are barred from being transferred out of China under any circumstance. However, given that the Draft Data Security Measures in the IT Field is published for public comments only, it remains uncertain as to whether and in what form would the final measures be enacted. We are unable to evaluate or predict the impact of these draft measures at present, and we will closely monitor and assess any development in the rule-making process. Nonetheless, we cannot assure you that these laws, once enacted, would not have a material adverse effect on our business, financial condition and results of operations.
On July 7, 2022, the CAC promulgated the Measures for Security Assessment of Cross-border Data Transfers, or the Security Assessment Measures, which took effect on September 1, 2022 and aims to establish a continuous assessment and monitoring mechanism with respect to cross-border data transfers. It applies to the security assessment of important data and personal information that is collected and generated in the course of operations within mainland China and to be provided abroad by data processors. According to the Security Assessment Measures, if any of the following circumstances is implicated in a cross-border data transfer, the relevant data processor shall apply to the competent cyberspace administration authority for a security assessment: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances where a security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. Prior to applying for security assessment, a data processor shall conduct self-assessment on the risks of cross-border data transfers, with an emphasis on the following matters: (i) the legality, legitimacy and necessity of the purpose, scope and method of cross-border data transfers and data processing of the overseas recipient;

(ii) the scale, scope, type and sensitivity of the data to be provided cross-border, and the risks to national security, public interests or the legitimate rights and interests of individuals or organizations caused by cross-border data transfers; (iii) the responsibilities and obligations that the overseas recipient promises to undertake, and whether the overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations could guarantee the security of the data; (iv) risks of the data to be tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after cross-border data transfers, and whether the channel for the maintenance of personal information rights and interests is unobstructed; (v) whether the relevant contracts on the data to be concluded with the overseas recipient or other legally binding documents have fully agreed on the responsibilities and obligations to protect the data security; and (vi) other matters that may affect the security of cross-border data transfers. The result of a security assessment of cross-border data transfer would be valid for two years, commencing from the date when the result is issued, and the data processor shall re-apply for an assessment if certain circumstances occur within the period of validity or 60 business days prior to the expiration of the period of validity. For cross-border data transfers that have been carried out before the effectiveness of the Security Assessment Measures, if not in compliance with these measures, rectification shall be completed within six months from the effectiveness of the Security Assessment Measures.
Privacy Protection
Internet information service providers are required to maintain the integrity, confidentiality, and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal information protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal information, and internet information service providers are required to take technical and other necessary measures to ensure the security of the personal information collected and prevent the personal information from being divulged, damaged, or lost. Any violation of the Cyber Security Law may subject an internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites, or otherwise criminal liabilities. Furthermore, the Rules on the Protection of Personal Information of Telecommunications and Internet Users promulgated by the MIIT on July 16, 2013 and effective on September 1, 2013 prescribe detailed requirement on the use and collection of personal information and require security measures to be taken by telecommunications business operators and internet information service providers.
Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, which was issued and took effect on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting, or exchanging such information in violation of applicable rules and regulations.
On August 16, 2021, the CAC, the NDRC and several other administrations jointly promulgated the Several Provisions on Automobile Data Security Management (for Trial Implementation), or the Provisions on Automobile Data Security, which took effect from October 1, 2021 and aims to regulate the collection, analysis, storage, utilization, provision, publication, and cross-border transmission of personal information and critical data generated throughout the lifecycle of automobiles by automobile designers, producers and service providers. Relevant automobile data processor including automobile manufacturers, compartment and software providers, dealers, maintenance providers are required to process personal information and critical data in accordance with applicable laws during the automobile design, manufacture, sales, operation, maintenance and management. To process personal information, automobile data processors shall obtain the consent of the individual or conform to other circumstances stipulated by laws and regulations. Pursuant to the Provisions on Automobile Data Security, personal information and critical data related to automobiles shall in principle be stored within the PRC and a cross-border data security assessment shall be conducted by the national cyberspace administration authority in concert with relevant departments under the State Council if there is a need to provide such data overseas. To process critical data, automobile data processors shall conduct risk assessment in accordance with regulations and submit risk assessment reports to related departments at provincial levels.
Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision, and disclosure of personal information should follow the principles of legitimacy, properness, and necessity. Furthermore, on August 20, 2021, the Personal Information Protection Law was promulgated by the Standing Committee of the National People’s Congress and took effect on November 1, 2021. The law integrated previously scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly transmission of personal information in accordance with law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. As a result, all of our subsidiaries, whether within or outside China, could potentially become subject to the Personal Information Protection Law. Entities processing personal information exceeding the threshold to be set by the relevant authorities and CIIOs are required to store, within the territory of China, all personal information collected and produced within China. In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC entities.
Regulation on Telecommunications Services
Telecommunications Regulations
The PRC Telecommunications Regulations promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services in China. The Telecommunications Regulations require that the network connection licensing system shall be implemented to telecommunications terminal equipment, radio telecommunications equipment and interconnection-related equipment, and the network connection license shall not be transferred. Whoever sells telecommunications terminal equipment without the network connection license shall be ordered to make correction and be imposed with a fine ranging from RMB10,000 to RMB100,000. ECARX (Hubei) Tech has obtained network connection licenses for the relevant ECARX products.
Internet Information Services
On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, which was amended on January 8, 2011. Under these measures, internet information services are categorized into commercial internet information services and non-commercial internet services. Non-commercial internet information service providers in China must file with the competent government authorities, and commercial internet information service providers in China must obtain an ICP License from the competent government authorities. Operators of certain specific information services, such as news, publishing, education, healthcare, medicine, and medical instruments must also comply with relevant laws and regulations and obtain approval from the competent government authorities.
Internet information service providers are required to monitor their websites. They cannot post or disseminate any content that falls within prohibited categories stipulated under relevant laws and regulations, and must stop providing any such content on their websites once identified. The competent government authorities may order internet information services operators that violate the content restrictions to rectify such violations and, in cases of serious violations, either revoke the ICP Licenses of commercial internet information services operators, or shutdown websites of non-commercial internet information services operators.

Regulation on Intellectual Property Rights
China is a party to several international treaties with respect to intellectual property right protection, including the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks, and the Patent Cooperation Treaty.
Patents
According to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and currently effective from June 1, 2021, and the Implementation Rules of the PRC Patent Law promulgated by the State Council on June 15, 2001 and last amended on January 9, 2010, there are three types of patents in China: invention patents, utility model patents, and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent (or 10 years for design patents filed prior to June 1, 2021), commencing from their respective application dates. The PRC patent system adopts a first-to-file principle, under which the person who files the patent application first is entitled to the patent if two or more persons file patent applications for the same subject. Any person or entity that utilizes a patent or conducts any other activities that infringe a patent without authorization of the patent holder must compensate the patent holder and is subject to a fine imposed by the relevant government authorities, and may be criminally liable in case of patent passing-off. In addition, any person or entity that files a patent application in a foreign country for an invention or utility model patent accomplished in China is required to report in advance to the State Council’s patent administrative authority for a confidentiality examination.
Copyrights
The PRC Copyright Law, which was last amended on November 11, 2020 and became effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations will own copyright in their copyrightable works, including works of literature, art, natural science, social science, engineering technology, and computer software, regardless of whether published or not. Copyright owners enjoy certain legal rights, including the right of publication, the right of authorship, and the right of reproduction. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, a copyright infringer will be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owner, and compensating for the loss of the copyright owner. Copyright infringers may also be subject to fines and administrative or criminal liabilities in severe situations.
Pursuant to the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, a software copyright owner may go through the registration procedures with a software registration authority recognized by the State Council’s copyright administrative authority. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.
Trademarks
Trademarks are protected by the PRC Trademark Law last amended on April 23, 2019 and the Implementation Regulations of the PRC Trademark Law promulgated by the State Council last amended on April 29, 2014. The PRC Trademark Office grants a ten-year term to registered trademarks, and the term may be renewed for another ten-year period upon request by the trademark owner. Where the trademark owner fails to do so, a grace period of six months may be granted. In the absence of renewal upon expiry, the registered trademark will be canceled. A trademark owner may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its records. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark that is applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark shall not infringe upon prior existing trademark rights of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. market regulatory departments have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case will be timely referred to a judicial authority and decided according to the law.
Domain Names
The MIIT promulgated the Administrative Measures of Internet Domain Names on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. According to these measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become holders of such domain names upon the completion of the registration procedure.
Trade Secrets
According to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and last amended on April 23, 2019, a “trade secret” refers to technical and business information that is unknown to the public, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use the trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential; or (iv) instigating, inducing, or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping the confidentiality of trade secrets, disclosing, using, or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known the above-mentioned illegal conduct but nevertheless obtains, uses, or discloses trade secrets of others, the third party may be deemed to have misappropriated the others’ trade secrets.
Business operators who violate the provisions of the Anti-Unfair Competition Law and cause others to suffer damages shall bear civil liability, and where the legitimate rights and interests of a business operator are harmed by unfair competition, the business operator may file a lawsuit with a People’s Court. The amount of compensation for a business operator who suffer damages due to unfair competition shall be determined on the basis of the actual losses suffered as a result of the infringement; where it is difficult to ascertain the actual losses, the amount of compensation shall be determined in accordance with the benefits gained by the infringing party from the infringement. If a business operator maliciously commits an act of infringing trade secrets and the case is serious, the amount of compensation may be determined at not less than one time and not more than five times the amount determined in accordance with the foregoing method. The amount of compensation shall also include reasonable expenses paid by the business operator to stop the infringement. If it is difficult to ascertain the actual losses suffered or benefits gained, the People’s Court shall, in consideration of the extent of the infringement, award compensation of less than RMB5,000,000 to the rights holder. Additionally, government authorities shall stop any illegal activities which infringe upon trade secrets and confiscate the illegal income from the infringing parties, and impose a fine between RMB100,000 to RMB1,000,000 (or where the circumstances are serious, between RMB500,000 to RMB5,000,000).
Pursuant to the PRC Criminal Law promulgated by the National People’s Congress on July 1, 1979 and last amended on December 26, 2020, anyone that commits any of the following acts of trade secrets infringement, if the circumstances are serious, shall be sentenced to a fixed-term imprisonment of not more than 3 years and/or shall be fined; if the circumstances are especially serious, the infringing party shall be sentenced to a fixed-term imprisonment of not less than 3 years but not more than 10 years and shall be subject to fines: (i) obtaining trade secrets from their legal owners or holders through unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential. Any person who has knowledge of the circumstances referred to above but nevertheless obtains, discloses, uses or allows others to use such trade secrets shall be deemed to have infringed upon trade secrets.
Regulation on Foreign Exchange
General Administration of Foreign Exchange
Under the PRC Foreign Exchange Administrative Regulations promulgated on January 29, 1996 and last amended on August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currencies outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from the SAFE or its local branch.
Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC domestic companies may not repatriate payments denominated in foreign currencies received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign currencies under the current account with designated foreign exchange banks subject to a limit set by the SAFE or its local branch. Foreign currencies under the current account may be either retained or sold to a financial institution engaged in the settlement and sale of foreign currencies pursuant to the relevant SAFE rules and regulations. For foreign currencies under the capital account, approval by the SAFE is generally required for the retention or sale of such foreign currencies to a financial institution engaged in settlement and sale of foreign currencies.
Pursuant to the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment promulgated by the SAFE on November 19, 2012 and last amended on December 30, 2019, or the SAFE Circular 59, approval of the SAFE is not required for opening a foreign exchange account and depositing foreign currencies into the accounts relating to direct investments. The SAFE Circular 59 also simplifies foreign exchange-related registration required for foreign investors to acquire the equity interest in PRC domestic companies and further improves the administration of foreign exchange settlement for foreign-invested enterprises. The Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment promulgated by the SAFE and effective on June 1, 2015 and last amended on December 30, 2019, or the SAFE Circular 13, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment, and simplifies the procedure for foreign exchange-related registration. Pursuant to the SAFE Circular 13, investors must register with banks for direct domestic investment and direct overseas investment.
Pursuant to SAFE Circular 19 promulgated by the SAFE on March 30, 2015 and amended on December 30, 2019, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise must truthfully use its capital for its own operating purposes within the scope of business; and where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement, pending payment with the foreign exchange administration or the bank at the place where it is registered.
The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts promulgated by the SAFE and effective on June 9, 2016, or the SAFE Circular 16, stipulates that PRC domestic companies may also convert their foreign debts denominated in foreign currencies into Renminbi on a self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including foreign exchange capital and foreign debts) on a self-discretionary basis, which applies to all PRC domestic companies.
According to the PRC Market Entities Registration Administrative Regulations promulgated by the State Council on July 27, 2021 and effective on March 1, 2022, and other laws and regulations governing foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise must be registered with the SAMR or its local counterparts, and must be filed via the foreign investment comprehensive administrative system, if such foreign-invested enterprise does not involve special market-entry administrative measures prescribed by the PRC government.
On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation. This circular allows foreign-invested enterprises whose approved business scopes do not contain equity investment to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investment is real and complies with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place in China must be made in Renminbi. Income denominated in foreign currencies received by PRC domestic companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by the SAFE.
Pursuant to the SAFE Circular 13 and other foreign exchange laws and regulations, when setting up a new foreign-invested enterprise, the foreign-invested enterprise must register with a bank located at its place of registration after obtaining its business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its place of registration after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.
Based on the foregoing, if we intend to fund our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the foreign investment comprehensive administrative system, and register such with the local banks for the foreign exchange related matters.
Offshore Investment by PRC Residents
Under the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles issued by the SAFE and effective on July 4, 2014, or the SAFE Circular 37, PRC residents are required to register with local branches of the SAFE in connection with their direct or indirect offshore investment in overseas special purpose vehicles directly established or indirectly controlled by PRC residents for offshore investment and financing with their legally owned assets or interests in PRC domestic companies, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the special purpose vehicles, such as changes of an individual PRC resident, the name or operating period of the special purpose vehicles, or when there is a significant change to the special purpose vehicles, such as changes of the individual PRC residents’ increase or decrease of the capital contribution in the special purpose vehicles, or any share transfer or exchange, merger, or division of the special purpose vehicles. At the same time, the SAFE issued the Operation Guidance for Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which took effect on July 4, 2014, as an attachment to the SAFE Circular 37.
Under the SAFE Circular 13, PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches will implement indirect supervision over foreign exchange registration of direct investment via the banks.
Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities, and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.
Regulation on Dividend Distribution
The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in China include the Company Law and the Foreign Investment Law and its implementation rules. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC domestic company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC domestic company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulation on Taxation
Enterprise Income Tax
According to the PRC Enterprise Income Tax Law promulgated by the National People’s Congress on March 16, 2007 and last amended on December 29, 2018 and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council on December 6, 2007 and amended on April 23, 2019, the income tax rate for both PRC domestic companies and foreign-invested enterprises is 25% unless otherwise provided for specifically. Enterprises are classified as either PRC resident enterprises or non-PRC resident enterprises. In addition, enterprises established outside China whose de facto management bodies are located in China are considered PRC resident enterprises and subject to the 25% enterprise income tax rate for their global income. An income tax rate of 10% applies to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.
In addition, an enterprise certified as a High-Tech Enterprise enjoys a reduced enterprise income tax rate of 15%. According to the Administrative Measures for the Certification of High-Tech Enterprises amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance, and the STA jointly determine whether an enterprise is a High-Tech Enterprise considering the ownership of core technology, whether the main technologies underlying the key products or services fall within the officially supported high-tech fields, the proportion of research and development personnel of the total staff, the proportion of research and development expenditure of total revenue, the proportion of high-tech products or services of total revenue, and other factors prescribed.
Value-Added Tax
According to the PRC Provisional Regulations on Value-Added Tax effective on January 1, 1994 and last amended on November 19, 2017 and its implementation rules effective on December 25, 1993 and last amended on October 28, 2011, unless stipulated otherwise, taxpayers who sell goods, labor services, or tangible personal property leasing services, or import goods will be subject to a 17% tax rate; taxpayers who sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property or transfer land use rights will be subject to an 11% tax rate; and taxpayers who sell services or intangible assets will be subject to a 6% tax rate. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax, pursuant to which all enterprises and persons engaged in the sale of goods, provision of processing, repairing, and replacement services, sales of services, intangible assets, and real property, and the importation of goods into the PRC territory are VAT taxpayers.

According to the Circular of the Ministry of Finance and the State Taxation Administration on Adjusting Value-Added Tax Rates effective on May 1, 2018, where a taxpayer engages in taxable sales activity for the value-added tax purpose or imports goods, the previously applicable 17% and 11% rates are adjusted to 16% and 10%, respectively.
According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform effective on April 1, 2019, the generally applicable value-added tax rates are simplified as 13%, 9%, 6%, and 0%, and the value-added tax rate applicable to small-scale taxpayers is 3%.
Dividend Withholding Tax
The Enterprise Income Tax Law stipulates that an income tax rate of 10% applies to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are derived from sources within China.
Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax rate on the dividends received by the Hong Kong resident enterprise from a PRC resident enterprise may be reduced to 5%. According to the Circular on Several Questions Regarding the Beneficial Owner in Tax Treaties, which was issued by the STA on February 3, 2018 and took effect on April 1, 2018, when determining an applicant’s status as the beneficial owner regarding tax treatments in connection with dividends, interest, or royalties in the tax treaties, several factors are considered, including whether the applicant is obligated to pay over 50% of the income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levies tax at an extremely low rate, and such factors will be analyzed according to the actual circumstances of the specific cases.
Tax on Indirect Transfer
Pursuant to the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises issued by the STA on February 3, 2015 and last amended on December 29, 2017, or the STA Circular 7, an indirect transfer of assets, including equity interest in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a reasonable commercial purpose of the transaction arrangement, several factors are considered, including whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets, whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China, and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature that is evidenced by their actual function and risk exposure. The STA Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the STA issued the Circular on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or the STA Circular 37, which was amended by the Announcement of the State Taxation Administration on Certain Taxation Normative Documents issued by the STA on June 15, 2018. The STA Circular 37 further elaborates the relevant implementing rules regarding the calculation, reporting, and payment obligations of the withholding tax by non-PRC resident enterprises. Nevertheless, there remain uncertainties as to the interpretation and application of the STA Circular 7. The STA Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-PRC resident enterprises, being the transferors, were involved.

Regulation on Labor
Labor Law and Labor Contract Law
Pursuant to the PRC Labor Law effective on January 1, 1995 and last amended on December 29, 2018 and its implementation rules, employers must establish and improve work safety and health systems, enforce relevant national standards, and carry out work safety and health education for employees. In addition, pursuant to the PRC Labor Contract Law effective on January 1, 2008 and amended on December 28, 2012 and its implementation rules, employers must execute written labor contracts with full-time employees and comply with local minimum wage standards. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.
Social Insurance and Housing Fund
According to the PRC Social Insurance Law promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and amended on December 29, 2018 and the Administrative Regulations on Housing Provident Funds promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers are required to contribute to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance, and also to housing funds. Any employer who fails to make such contribution may be fined and ordered to make good the deficit within a stipulated time limit.
Employee Stock Incentive Plan
Pursuant to the Notice of Issues Relating to the Foreign Exchange Administration for Domestic Persons Participating in Stock Incentive Plan of Overseas Listed Company issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year are, subject to a few exceptions, required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.
Regulation on Mergers and Acquisitions and Overseas Listing
On August 8, 2006, six PRC governmental and regulatory authorities, including MOFCOM and CSRC, promulgated the Rules on Mergers and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations.
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the establishment of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Overseas Listing Rules, both of which have a comment period that expires on January 23, 2022. According to the draft Overseas Listing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if the following conditions are met with respect to such issuer: (i) the operating income, gross profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China.
Under the draft Overseas Listing Rules, if a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of its assets through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). In addition, according to the draft Overseas Listing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) any material change to equity structure or a change of control of the issuer; and (iii) any material change to the offering and listing plan. The reporting entity shall also submit a report to the CSRC after the completion of the initial public offering and listing. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; and (iii) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer would necessitate a filing with the CSRC within three business days thereafter.
Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the said rules will apply to future offerings and listings, including initial public offerings of private PRC domestic companies and follow-on offerings by PRC domestic companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC domestic companies that are already listed overseas and will allow sufficient time for transition. Both the draft Overseas Listing Rules and the Q&A, however, are silent on the requirements applicable to any offering or listing that commences prior to the enactment of the draft Overseas Listing Rules but the completion of which occurs after the draft Overseas Listing Rules becomes effective.
According to the draft Overseas Listing Rules, an overseas offering or listing must not be undertaken if any of the following circumstances apply: (i) if the intended securities offering or listing is specifically prohibited by national laws or regulations; (ii) if the intended securities offering or listing may constitute a threat to or endangers national security as determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the PRC domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; (v) if, in the past three years, any director, supervisor, or senior executive has been subject to administrative penalties for severe violations, or is currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; (vi) other circumstances as prescribed by the State Council.
Based on the draft Overseas Listing Rules, PRC domestic companies are primarily responsible for compliance with the rules. Violation of the Overseas Listing Rules or the completion of an overseas listing in breach of the Overseas Listing Rules may result in a warning or a fine ranging from RMB1,000,000 to RMB10,000,000. Serious violations may further result in the suspension of business (pending rectification or otherwise), or revocation of operating permits or businesses licenses. Furthermore, the controlling shareholders, actual controllers, directors, supervisors, and other senior management personnel of the relevant PRC domestic companies may be subject to warning, or a fine ranging from RMB500,000 to RMB5,000,000, either individually or collectively.
On April 2, 2022, the CSRC and several other administrations jointly released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules. The Draft Archives Rules applies to both overseas direct offerings and overseas indirect offerings. The Draft Archives Rules provide that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) if during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.
Additional Information
Our main website is https://www.ecarxgroup.com. Neither the information on our main website, nor the information on the websites of any of our brands and businesses, is incorporated by reference into this proxy statement/consent solicitation statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

ECARX’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to “ECARX,” “we,” “us” or “our” refer to ECARX Holdings Inc. and its subsidiaries, and in the context of describing ECARX’s operations and consolidated financial information for the periods ended prior to the Restructuring, also to its VIEs and their subsidiaries.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Information about ECARX,” “Selected Historical Financial Data of ECARX” and our audited consolidated financial statements and the related notes and other financial information included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the pro forma combined financial information in the section entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information.” In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this proxy statement/prospectus.
Overview of Our Business
ECARX is transforming vehicles into seamlessly integrated information, communications and transportation devices. It is shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. ECARX’s current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, ECARX is developing a full-stack automotive computing platform.
ECARX was co-founded in 2017 by renowned Chinese entrepreneurs Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen to develop a full stack automotive computing platform to reshape the global mobility market by transforming next-generation vehicles into seamlessly integrated information, communications, and transportation devices.
We have established a successful track record during the 5 years since our inception. As of June 30, 2022, there were more than 3.7 million vehicles on the road with ECARX products and solutions onboard. We have a team of close to 2,000 full-time employees globally, among which approximately 1,400 belong to our R&D division, providing the foundation for us to serve 12 vehicle brands across Asia-Pacific and Europe.
Trends in vehicle electrification and implementation of connected and automated driving technology are reshaping the automotive industry as automotive OEMs develop new vehicle platforms from ground up, incorporating greater vehicle intelligence and a more centralized E/E architecture. To meet these demands, we are developing an automotive technology platform that is uniquely informed by our strategic OEM collaborations, with a clear product roadmap.
Automotive Computing Platform
Infotainment Head Unit:   As the foundation for the development of our automotive computing platform, we started to offer our IHU products in 2017, covering various vehicle models within the Geely ecosystem. In addition to supporting regular infotainment functions including speech assistant service, navigation service, and multi-media, our IHU products also support AVM integration, augmented reality navigation and local-end NLU and NLP. Our IHU product line consists of a series of IHU models, as we have continued to upgrade and revolutionize our IHU products from IHU 1.0 to IHU 5.0.
Digital Cockpit:   Modern day cars are highly influenced by the advancements in digital technologies and diversified consumer demands. We commenced research and development of our Digital Cockpit in 2019, and adopted a centralized system design by breaking the boundaries of silos in the vehicle systems, so that, through unified system architecture and virtualization, multiple systems can be simultaneously run on a single SoC platform, reducing the system complexity and soliciting ECUs without sacrificing functionality. Our Digital Cockpit products offer more advanced features such as driver information module, heads-up display, rear seat entertainment, multiple-displays, multi-zone voice recognition, full 3D user experience, and global function support. Our first and second-generation Digital Cockpit products have been deployed on Geely and Lynk & Co models since July 2021. We plan to continue our rapid innovation in our Digital Cockpit products. We are now collaborating with our key strategic partner, SiEngine, to customize the next-generation E04 Core Module powered by StarEagle1000. StarEagle1000 is an automotive smart cockpit SoC developed by SiEngine, our joint venture with ARM China.
Automotive Central Computing Platform:   Building on our IHU and Digital Cockpit products, we plan to launch the Automotive Central Computing Platform that facilitates the transition from a domain-based E/E architecture to a more centralized computing platform. The Automotive Central Computing Platform is intended to be more compatible with more software solutions, simplifying and better enabling functional upgrades and future evolution. Our first-generation Automotive Central Computing Platform is currently in development.
SoC (System on a Chip) Core Modules
Increasing demands for vehicle intelligence and centralization of vehicle architecture have accelerated the transition from MCU, which contain CPU as the only processing unit, to SoC, which comprises multiple processing units with significantly higher computing power.
ECARX’s vehicle chip-set solutions focus on SoC Core Modules. The SoC Core Module is a complete computing board that efficiently integrates SoC together with core and peripheral integrated circuits, and underpins the high performance of ECARX computing platforms, reduces the complexity of the product design and provides an easy-to-develop core component for our customers.
•
MCU = CPU + Storage + Interface Unit

•
SoC = CPU + GPU + DSP + NPU + Storage + Interface Unit

•
SoC Core Module = SoC + Key ICs (i.e. power management IC + Storage (module storage) + Interface Units (rich peripheral interfaces))

We develop SoC Core Modules with partners and semiconductor manufacturers. Our current production E-Series (E01, E02 and E03) Core Modules are utilized in our IHU and Digital Cockpit platforms. As of June 30, 2022, we supplied over 1.5 million units of E-series Core Modules to our OEM and Tier 1 automotive supplier customers.
We are in the process of developing our next-generation SoC Core Modules in collaboration with SiEngine. Our pipeline product, E04 Core Module, is purpose-built to support more advanced vehicle intelligent features and will be incorporated into our future Digital Cockpit and Automotive Central Computing Platform products. SiEngine is primarily responsible for the design and development of, and holds the relevant intellectual property to, the StarEagle1000 SoC of our E04 SoC Core Module. ECARX is contributing to define the automotive requirements and is responsible for the software-hardware development and integration of SoC Core Modules based on the SiEngine SoC. ECARX continues to invest in the development to enhance the capability of SoC Core Modules for the automotive industry.
Operating System
The operating system plays a pivotal role in the automotive technology stack as it connects the hardware with application software. The architecture of the operating system directly impacts the performance of the automotive computing platform products while the functionalities offered by the OS can simplify the development of applications that run on top of it. As such, the OS is another building block of our technology platform. Our OS efforts are focused on maximizing the power of ECARX SoC Core Modules and enabling application developers to build innovative functions and applications for the devices powered by ECARX SoC Core Modules.

Software Stack
Our software integrates intelligent, connected technology to enhance the rider experience. We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system, in addition to a host of digital cockpit applications that can be further categorized as customized auto API service, localization functions and deep integration with mobile phones. We are also developing software to deliver ADAS and unsupervised highway driving features as well as control over key vehicle systems to enable functionality and improve performance (such as functional safety).
Key Factors Affecting Our Results of Operations
Our results of operations are affected by the following company-specific factors.
Our ability to continue to increase the sales of our products and services
Since our incorporation, Geely Holding and its ecosystem OEMs have been important contributors to our revenues. We began to market and sell our products and services to other OEMs and Tier 1 automotive suppliers in 2019 and 2020 respectively. Our results of operations depend significantly on our ability to continue to attract orders from OEMs and Tier 1 automotive supplier, which can affect our sales volume. In addition, it is critical for us to successfully manage production ramp-up and quality control in order to deliver in computing platform, SoC products and software solutions to our customers in adequate volume and high quality.
Continued investments in R&D and innovation
Our financial performance will be significantly dependent on our ability to maintain our position as a leading automotive computing platform provider. We expect to incur substantial and potentially increasing research and development expenses. We develop most of our key technologies in-house to support a rapid pace of innovation. Accordingly, we dedicate significant resources towards research and development and invest heavily in recruiting talent. We have a team of over 2,000 full-time employees globally, among which nearly 1,400 belong to our R&D division.
Our ability to maintain and improve operating efficiency
Our results of operations are further affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. This is critical to the success of our business and our future profitability. As our business grows, we expect to further improve our operating efficiency and achieve economies of scale.
Key Components of Results of Operations
Revenues
We generate revenues primarily through sales of goods, software licensing and services provision.
Sales of goods revenues.   Our main products include:
•
Automotive computing platform, which we supply to OEMs and Tier 1 suppliers to be assembled on cars with infotainment head unit or digital cockpit;

•
SoC (“system on a chip”) Core Modules, where we sell standardized computing board, which integrates SoC with core integrated circuits and peripheral to OEMs or Tier 1 suppliers ; and

•
Automotive merchandise and other products, which are primarily basic electronic components such as resistor, capacitor and circuit board sold to automotive suppliers.

Software licensing.   We generate revenues for licensing our customers the rights to the intellectual property of bundled software. Such bundled software is configured into standardized in-vehicle operating system by us to support the overall in-vehicle software framework and infrastructure of OEMs.

Service revenues.   We generate revenues by providing the following services:
•
Automotive computing platform design and development service

•
Connectivity service, which enables end-users of automobiles access to the internet; and,

•
Other services, including technical consulting services provided to automotive companies. The performance obligations are satisfied, and revenues recognized, upon customers’ acceptance of the services.

The following table sets forth a breakdown of revenues by type both in absolute amount and as a percentage of our revenues for the periods indicated.
	For the Year Ended December 31,					For the Six Months Ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues
Sales of goods revenues	1,678,234	74.9	1,983,817	296,176	71.4	802,679	74.0	858,080	128,108	65.4
Software license revenues	71,297	3.2	261,265	39,006	9.4	162,303	15.0	78,995	11,794	6.0
Service revenues	491,532	21.9	533,981	79,721	19.2	119,880	11.0	375,495	56,060	28.6
Total	2,241,063	100.0	2,779,063	414,903	100.0	1,084,862	100.0	1,312,570	195,962	100.0
Cost of revenues
Our cost of revenues can be categorized as cost of goods sold, cost of software license and cost of services, which are the costs and expenses that are directly related to providing the Group’s products and services to customers. These cost and expenses primarily include (i) costs of raw materials and processing fee charged by outsourced factories, (ii) warehousing and transportation costs of inventories, (iii) staff costs of the employees of the quality control department and supply chain department, including share-based compensation expenses; and (iv) others, primarily consisted of depreciation, warranty cost, and license fees of software purchased from suppliers.
We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to expand our business.
The following table sets forth a breakdown of our cost of revenues by nature both in absolute amount and as a percentage of our revenues for the periods indicated.
	For the Year Ended December 31,					For the Six Months Ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	1,524,744	68.1	1,749,188	261,146	62.9	689,052	63.6	687,208	102,597	52.3
Cost of software license	27,926	1.2	32,164	4,802	1.2	16,167	1.5	29,577	4,416	2.3
Cost of services	137,005	6.1	180,518	26,951	6.5	82,984	7.6	169,138	25,252	12.9
Total	1,689,675	75.4	1,961,870	292,899	70.6	788,203	72.7	885,923	132,265	67.5
Operating expenses
Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, and (iv) others, net.

The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenues for the periods indicated.
	For the Year Ended December 31,					For the Six Months Ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	706,018	31.5	1,209,385	180,556	43.5	485,894	44.8	596,055	88,989	45.4
Selling and marketing expenses	60,643	2.7	82,827	12,366	3.0	30,806	2.8	34,738	5,186	2.6
General and administrative expenses	215,008	9.6	506,873	75,674	18.2	186,335	17.2	408,007	60,914	31.1
Others, net	200	—	(207)	(31)	—	455	—	1,534	229	0.1
Total	981,869	43.8	1,798,878	268,565	64.7	703,490	64.8	1,040,334	155,318	79.2
Our research and development expenses primarily consist of direct material cost, outsourced development expenses, payroll and related costs including share-based compensation related to researching and developing new technologies and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. We expect our research and development expenses to increase as we expand our business operations and our research and development team, enhance our technologies, and develop new features and functionalities on our platform.
Our selling and marketing expenses primarily consist of payroll and related cost including share-based compensation related to the selling and marketing activities, advertising costs, rental, depreciation related to selling and marketing functions. Advertising costs are expensed as incurred. We expect to continue to strategically incur selling and marketing expenses in strengthening our brand image.
General and administrative expenses primarily consist of (i) employee benefit expenses, (ii) share-based compensation, (iii) travelling and general expenses, and (iv) professional service fees. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future, as we will incur additional expenses related to the anticipated growth of our business and our operations as a public company after the completion of the Business Combination.
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
China
Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, our mainland China subsidiaries, and consolidated affiliated entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.
Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. In November 2019, Hubei ECARX, our former VIE, received the High and New Technology Enterprise (“HNTE”) certificate from the Hubei provincial government. This certificate entitled Hubei ECARX to enjoy a preferential income tax rate of 15% for a period of three years from 2019 to 2021 if all criteria for HNTE status are satisfied in the relevant year.

We are currently subject to value added tax, or VAT, at rates between 6% and 13% on the products and services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with the law in mainland China.
Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.
If our company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Relating to Doing Business in China — If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”
Impact of COVID-19
The ongoing COVID-19 pandemic has severely impacted China and the rest of the world, and it has resulted in quarantines, travel restrictions, and the temporary closure of offices and facilities in China and many other countries. Our revenue growth was negatively impacted in the first quarter of 2020 by the COVID-19 pandemic. We started to recover in April 2020. Starting from March 2022, with the new Omicron variant spreading rapidly in certain parts of China, many social restrictions and quarantine measures have been reintroduced and tightened, and there have been substantial disruptions and delays to the supply chain and warehousing and logistics networks that are critical to the business operations of our customers and business partners and of ourselves. The potential downturn brought by and the duration of the ongoing COVID-19 pandemic may be difficult to assess or predict, and any associated negative impact on us will depend on many factors beyond our control, such as the availability and effectiveness of any vaccines. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. See “Risk Factors — Risks Relating to Our Business and Industry — The COVID-19 pandemic continues to impact our business and could materially and adversely affect our financial condition and results of operations.”
Results of Operations
The following table sets forth our results of operations with line items in absolute amount and as a percentage of our revenues for the periods indicated.
	For the Year Ended December 31,					For the Six Months Ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue
– Sales of goods revenues	1,678,234	74.9	1,983,817	296,176	71.4	802,679	74.0	858,080	128,108	65.4
– Software license revenues	71,297	3.2	261,265	39,006	9.4	162,303	15.0	78,995	11,794	6.0
– Service revenues	491,532	21.9	533,981	79,721	19.2	119,880	11.0	375,495	56,060	28.6
Total revenues	2,241,063	100.0	2,779,063	414,903	100.0	1,084,862	100.0	1,312,570	195,962	100.0
Cost
– Cost of goods sold	(1,524,744)	(68.1)	(1,749,188)	(261,146)	(62.9)	(689,052)	(63.6)	(687,208)	(102,597)	(52.3)
– Cost of software licenses	(27,926)	(1.2)	(32,164)	(4,802)	(1.2)	(16,167)	(1.5)	(29,577)	(4,416)	(2.3)

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
– Cost of services	(137,005)	(6.1)	(180,518)	(26,951)	(6.5)	(82,984)	(7.6)	(169,138)	(25,252)	(12.9)
Total cost of revenues	(1,689,675)	(75.4)	(1,961,870)	(292,899)	(70.6)	(788,203)	(72.7)	(885,923)	(132,265)	(67.5)
Gross profit	551,388	24.6	817,193	122,004	29.4	296,659	27.3	426,647	63,697	32.5
Operating expenses:
– Research and development expenses	(706,018)	(31.5)	(1,209,385)	(180,556)	(43.5)	(485,894)	(44.8)	(596,055)	(88,989)	(45.4)
– Selling and marketing expenses	(60,643)	(2.7)	(82,827)	(12,366)	(3.0)	(30,806)	(2.8)	(34,738)	(5,186)	(2.6)
– General and administrative expenses	(215,008)	(9.6)	(506,873)	(75,674)	(18.2)	(186,335)	(17.2)	(408,007)	(60,914)	(31.1)
– Others, net	(200)	—	207	31	—	(455)	—	(1,534)	(229)	(0.1)
Total operating expenses	(981,869)	(43.8)	(1,798,878)	(268,565)	(64.7)	(703,490)	(64.8)	(1,040,334)	(155,318)	(79.2)
Loss from operation	(430,481)	(19.2)	(981,685)	(146,561)	(35.3)	(406,831)	(37.5)	(613,687)	(91,621)	(46.7)
Interest income	28,480	1.3	11,783	1,759	0.4	7,111	0.7	4,584	684	0.3
Interest expenses	(59,128)	(2.6)	(131,666)	(19,657)	(4.7)	(111,054)	(10.2)	(19,153)	(2,859)	(1.5)
Share of results of equity method investments	148	—	(2,519)	(376)	(0.1)	487	—	(65,995)	(9,853)	(5.0)
Unrealized gains on equity securities	—	—	—	—	—	—	—	34,615	5,168	2.6
Gains on deconsolidation of a subsidiary	—	—	10,579	1,579	0.4	—	—	71,974	10,745	5.5
Change in fair value of warrant liabilities	(39,635)	(1.8)	(111,299)	(16,617)	(4.0)	(111,299)	(10.3)	—	—	—
Government grants	5,998	0.3	4,507	673	0.2	3,031	0.3	28,154	4,203	2.1
Foreign currency exchange gains, net	54,842	2.4	18,315	2,734	0.7	13,637	1.3	(10,656)	(1,591)	(0.8)
Loss before income taxes	(439,776)	(19.6)	(1,181,985)	(176,466)	(42.4)	(604,918)	(55.7)	(570,164)	(85,124)	(43.5)
Income tax expenses	(228)	—	(3,447)	(514)	(0.1)	(1,418)	(0.1)	(432)	(64)	—
Net loss	(440,004)	(19.6)	(1,185,432)	(176,980)	(42.5)	(606,336)	(55.8)	(570,596)	(85,188)	(43.5)

Non-GAAP Financial Measures
We use adjusted net loss and adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. We define adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.
We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted net loss and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted net loss and adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
The tables below set forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the periods indicated:
	Year Ended December 31,			Six Months Ended June 30,
	2020	2021		2021	2022
	(in thousands)
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Share-based compensation expenses	11,410	179,933	26,863	38,694	195,037	29,118
Adjusted net loss	(428,594)	(1,005,499)	(150,117)	(567,642)	(375,559)	(56,070)
Net loss	(440,004)	(1,185,432)	(176,980)	(606,336)	(570,596)	(85,188)
Interest income	(28,480)	(11,783)	(1,759)	(7,111)	(4,584)	(684)
Interest expense	59,128	131,666	19,657	111,054	19,153	2,859
Income tax expenses	228	3,447	514	1,418	432	64
Depreciation of property and equipment	38,480	43,137	6,440	21,118	22,542	3,365
Amortization of intangible assets	20,478	21,875	3,266	11,401	11,300	1,687
Share-based compensation expenses	11,410	179,933	26,863	38,694	195,037	29,118
Adjusted EBITDA	(338,760)	(817,157)	(121,999)	(429,762)	(326,716)	(48,779)
Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021
Revenues
	For the Six months ended June 30,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Sales of Goods Revenues	802,679	858,080	128,108	55,401	8,271	6.9
Automotive computing platform	579,219	608,078	90,784	28,859	4,309	5.0
SoC Core Modules	119,661	188,338	28,118	68,677	10,253	57.4
Merchandise and other products	103,799	61,664	9,206	(42,135)	(6,291)	(40.6)
Software License Revenues	162,303	78,995	11,794	(83,308)	(12,438)	(51.3)
Service Revenues	119,880	375,495	56,060	255,615	38,162	213.2
Automotive computing Platform – Design and development service	21,848	241,090	35,994	219,242	32,732	1,003.5
Connectivity service	88,562	107,949	16,116	19,387	2,894	21.9
Other services	9,470	26,456	3,950	16,986	2,536	179.4
Total Revenues	1,084,862	1,312,570	195,962	227,708	33,995	21.0
Our revenues increased by RMB227.7 million (US$34.0 million) from RMB1,084.9 million for the six months ended June 30, 2021 to RMB1,312.6 million (US$196.0 million) for the six months ended

June 30, 2022, primarily driven by an increase in the demand for automotive computing platform, design and development service from OEM customers and Tier 1 partners and in the sales of our newly launched Digital Cockpit platform (developed based on E03 Core Module and Snapdragon8155), as well as an expansion of the sales of E-series Core Modules through Tier 1 partners.
Sales of Goods Revenues.   Sales of goods revenues increased by RMB55.4 million (US$8.3 million) from RMB802.7 million for the six months ended June 30, 2021 to RMB858.1 million (US$128.1 million) for the six months ended June 30, 2022, primarily due to an increase in the sales of our newly launched Digital Cockpit platform and the resultant shift in our portfolio revenue mix from IHU to Digital Cockpit, which carries a higher total revenue per unit.
Software License Revenues.   Software license service revenues decreased significantly by RMB83.3 million (US$12.4 million) from RMB162.3 million for the six months ended June 30, 2021 to RMB79.0 million (US$11.8 million) for the six months ended June 30, 2022. We generated software license revenues by licensing Tier 1 automotive suppliers with vehicle intelligence-related technologies. The downtrend in this revenue stream is mainly caused by a one-off RMB48.8 million software license deal signed in the first half of 2021, as well as the scheduling of new platform product launches.
Service Revenues.   Service revenues increased significantly by RMB255.6 million (US$38.2 million) from RMB119.9 million for the six months ended June 30, 2021 to RMB375.5 million (US$56.1 million) for the six months ended June 30, 2022. Revenue from other services increased mainly due to an increase in the demand for automotive computing platform design and development services from OEM customers and Tier 1 partners.
Cost of revenues
	For the Six Months Ended June 30,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold . . . . . . . . . . . . . . . . .	689,052	687,208	102,597	(1,844)	(275)	(0.3)
Cost of software licenses . . . . . . . . . . . . .	16,167	29,577	4,416	13,410	2,002	82.9
Cost of services . . . . . . . . . . . . . . . . . . .	82,984	169,138	25,252	86,154	12,862	103.8
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .	788,203	885,923	132,265	97,720	14,589	12.4
Our cost of revenues increased by RMB97.7 million (US$14.6 million) from RMB788.2 million for the six months ended June 30, 2021 to RMB885.9 million (US$132.3 million) for the six months ended June 30, 2022. The increase was primarily due to the increased impairment losses of contract cost assets and increased cost of outsourcing related to the connectivity service. We outsourced the work for end users after we completed the transfer of the rights to access and process personal data in December 2021.
Gross profit and gross margin
	For the Six Months Ended June 30,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Gross profit	296,659	426,647	63,697	129,988	19,407	43.8
Gross margin (%)	27.3	32.5	32.5	—	—	—
As a result of the successful expansion of our product and service categories, our gross profit increased from RMB296.7 million for the six months ended June 30, 2021 to RMB426.6 million (US$63.7 million) for the six months ended June 30, 2022 and our gross margin increased from 27.3% for the six months ended June 30, 2021 to 32.5% for the six months ended June 30, 2022. Product innovation was a key driver of profitability improvement, such as the launch of new Digital Cockpit platform. We also expanded our research and development service to meet the demand of our customers.
The change in gross margin was primarily due to a shift to newly launched products and an increased demand by OEM customers of such products, along with an increase in the demand for automotive computing platform, design and development services from OEM customers and Tier 1 partners.
Operating expenses
	For the Six Months Ended June 30,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	485,894	596,055	88,989	110,161	16,447	22.7
Selling and marketing expenses	30,806	34,738	5,186	3,932	587	12.8
General and administrative expenses	186,335	408,007	60,914	221,672	33,095	119.0
Others, net	455	1,534	229	1,079	161	237.1
Total	703,490	1,040,334	155,318	336,844	50,290	47.9
Research and development expenses.    Research and development expenses consist primarily of (i) employee-related costs, including salaries, benefits, bonuses and share-based compensation, for our research and development personnel, (ii) outsourced research and development expenses, (iii) rental expenses, (iv) depreciation, and (v) other expenses associated with our research and development activities. Our research and development expenses increased by RMB110.2 million (US$16.4 million) from RMB485.9 million for the six months ended June 30, 2021 to RMB596.1 million (US$89.0 million) for the six months ended June 30, 2022, mainly because we dedicated significant resources towards research and development and invested heavily in recruiting talent in developing Automotive Central Computing Platform and innovation in Digital Cockpit products. Specifically research and development employee-related costs increased by RMB84.0 million (US$12.5 million) and outsourced research and development expenses increased by RMB62.0 million (US$9.3 million), while information system expenses decreased by RMB57.2 million (US$8.5 million).
Selling and marketing expenses.   Our selling and marketing expenses consist primarily of (i) employee-related costs, including salaries, bonuses, benefits and share-based compensation, for our employees responsible for business development, branding and marketing, and (ii) other selling and marketing expenses, including related to advertising, events, brand building and product marketing activities. Our selling and marketing expenses increased by RMB3.9 million (US$0.6 million) from RMB30.8 million for the six months ended June 30, 2021 to RMB34.7 million (US$5.2 million) for the six months ended June 30, 2022, primarily because we expanded our marketing team to support business growth and brand building.
General and administrative expenses.    Our general and administrative expenses consist of employee-related costs, including salaries, bonuses, benefits and share-based compensation paid to general and administrative personnel and other expenses associated with our general and administrative activities. Our general and administrative expenses increased by RMB221.7 million (US$33.1 million) from RMB186.3 million for the six months ended June 30, 2021 to RMB408.0 million (US$60.9 million) for the six months ended June 30, 2022, primarily due to the recognition of share-based compensation expenses in the amount of RMB167.6 million (US$25.0 million), the increase of RMB49.6 million (US$7.4 million) in employee-related costs, such as salaries, bonuses, benefits, and the increase of RMB11.4 million (US$1.7 million) in professional services fees associated with our international expansion and compliance requirements.
Loss from operation
As a result of the foregoing, we had a loss from operation of RMB613.7 million (US$91.6 million) for the six months ended June 30, 2022, in comparison with a loss from operation of RMB406.8 million for the six months ended June 30, 2021.

Interest income
Interest income primarily consists of interest earned on cash deposits in banks. Our interest income decreased by RMB2.5 million (US$0.4 million) from RMB7.1 million for the six months ended June 30, 2021 to RMB4.6 million (US$0.7 million) for the six months ended June 30, 2022, primarily due to the reduction in our cash deposits which were used to repay borrowings.
Interest expenses
Our interest expenses decreased by RMB91.9 million (US$13.7 million) from RMB111.1 million for the six months ended June 30, 2021 to RMB19.2 million (US$2.9 million) for the six months ended June 30, 2022, primarily attributable to a decrease in outstanding loan due to repayment.
Share of results of equity method investment
We recognized a loss from equity method investments of RMB66.0 million (US$9.9 million) for the six months ended June 30, 2022, primarily due to the share of loss from our equity method investments.
Unrealized gains on equity securities
In April 2022, Volvo Car Corporation, the controlling interest holder of Zenseact, made capital contribution of SEK800 million to Zenseact to obtain 6,447 newly issued common shares. The capital contribution provided the observable price for our investment in Zenseact. We evaluated its investment’s carrying amount based on the observable price, and recognized a gain of RMB34.6 million (US$5.17 million) in unrealized gains on equity securities for the six months ended June 30, 2022.
Gains on deconsolidation of a subsidiary
In January 2022, Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”), our PRC subsidiary, entered into certain financing agreements with third party investors, pursuant to which such investors contributed a total amount of RMB10.0 million in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. As a result of the transaction, our equity interest in Suzhou Photon-Matrix decreased from 50.9% to 49.2%, and we no longer control Suzhou Photon-Matrix. On the date we lost control in Suzhou Photon-Matrix, we remeasured our retained equity interest in Suzhou Photon-Matrix at a fair value of RMB64.0 million with backsolve method, a market approach, plus the carrying amount of noncontrolling interest in Suzhou Photon-Matrix of RMB33.6 million, minus the carrying amount of Suzhou Photon-Matrix’s net assets of RMB25.6 million. We therefore recorded a gain of RMB72.0 million (US$10.7 million) as a result of the deconsolidation.
Change in fair value of warrant liabilities
We recorded loss in fair value of warrant liabilities of RMB111.3 million for the six months ended June 30, 2021, compared to nil for the six months ended June 30, 2022. The warrant holder exercised the warrants to purchase Series Angel Preferred Shares in May 2021, therefore the change in fair value of warrant liabilities was nil for the six months ended June 30, 2022.
Government grants
For the six months ended June 30, 2021 and 2022, we received government grants totaling RMB3.0 million and RMB28.2 million (US$4.2 million), respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for investment in research and development activities.
Foreign currency exchange gains, net
We recorded foreign currency exchange gains of RMB13.6 million for the six months ended June 30, 2021, compared to a loss of RMB10.7 million (US$1.6 million) for the six months ended June 30, 2022. The net change in foreign currency exchange gains was primarily attributable to fluctuations in exchange rates.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Sales of Goods Revenues	1,678,234	1,983,817	296,176	305,583	45,622	18.2
Automotive computing platform	1,265,227	1,423,548	212,530	158,321	23,637	12.5
SoC Core Modules	203,402	333,421	49,778	130,019	19,411	63.9
Merchandise and other products	209,605	226,848	33,868	17,243	2,574	8.2
Software License Revenues	71,297	261,265	39,006	189,968	28,361	266.4
Service Revenues	491,532	533,981	79,721	42,449	6,338	8.6
Automotive computing Platform – Design and development service	297,801	306,358	45,738	8,557	1,278	2.9
Connectivity service	172,841	188,349	28,120	15,508	2,315	9.0
Other services	20,890	39,274	5,863	18,384	2,745	88.0
Total Revenues	2,241,063	2,779,063	414,903	538,000	80,321	24.0
Our revenues increased by RMB538.0 million (US$80.3 million) from RMB2,241.1 million for the year ended December 31, 2020 to RMB2,779.1 million (US$414.9 million) for the year ended December 31, 2021, primarily due to an increase in the sales of automotive computing platform products and the sales of newly launched Digital Cockpit platform, as well as expansion of the sales of E-series Core Modules through Tier 1 partners.
Sales of Goods Revenues.   Sales of goods revenues increased by RMB305.6 million (US$45.6 million) from RMB1,678.2 million for the year ended December 31, 2020 to RMB1,983.8 million (US$296.2 million) for the year ended December 31, 2021, primarily driven by an increase in the selling prices of IHU products, as well as the launch of new Digital Cockpit platform that resulted in a shift in our portfolio revenue mix from IHU to Digital Cockpit which has a higher total revenue per unit.
Software License Revenues.   Software license service revenues increased significantly by RMB190.0 million (US$28.4 million) from RMB71.3 million for the year ended December 31, 2020 to RMB261.3 million (US$39.0 million) for the year ended December 31, 2021. We generated software license revenues by licensing Tier 1 automotive suppliers with vehicle intelligence-related technologies.
Service Revenues.   Service revenues increased by RMB42.5 million (US$6.3 million) from RMB491.5 million for the year ended December 31, 2020 to RMB534.0 million (US$79.7 million) for the year ended December 31, 2021. Revenue from other services increased mainly due to the increase of demand on technical consulting services from OEM customers and Tier 1 partners and because we continued to provide connectivity services for which prepayments had been made by our customers.
Cost of revenues
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	1,524,744	1,749,188	261,146	224,444	33,509	14.7
Cost of software licenses	27,926	32,164	4,802	4,238	633	15.2
Cost of services	137,005	180,518	26,951	43,513	6,496	31.8
Total	1,689,675	1,961,870	292,899	272,195	40,638	16.1

Our cost of revenues increased by RMB272.2 million (US$40.6 million) from RMB1,689.7 million for the year ended December 31, 2020 to RMB1,961.9 million (US$292.9 million) for the year ended December 31, 2021. The increase was primarily driven by the shift to new Digital Cockpit platform and E series Core Modules products which had higher cost per unit than last generation of products. The increased sales of these new products also contributed to the increase of cost of goods sold.
Gross profit and gross margin
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Gross profit	551,388	817,193	122,004	265,805	39,684	48.2
Gross margin (%)	24.6	29.4	29.4	—	—	—
As a result of successful expansion of the sales of our product and service categories, our gross profits increased from RMB551.4 million for the year ended December 31, 2020 to RMB817.2 million (US$122.0 million) for the year ended December 31, 2021 and our gross margins increased from 24.6% for the year ended December 31, 2020 to 29.4% for the year ended December 31, 2021. Product innovation was a key driver of profitability improvement, such as the launch of new Digital Cockpit platform. We also expanded our research and development service to meet the demand of our customers.
The change in gross margin was primarily due to a shift to newly launched products and an increased demand by OEM customers of such products, along with an expansion of sales channel to Tier 1 partners for E series Core Modules.
Operating expenses
	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	706,018	1,209,385	180,556	503,367	75,151	71.3
Selling and marketing expenses	60,643	82,827	12,366	22,184	3,312	36.6
General and administrative expenses	215,008	506,873	75,674	291,865	43,574	135.7
Others, net	200	(207)	(31)	(407)	(61)	(203.5)
Total	981,869	1,798,878	268,565	817,009	121,976	83.2
Research and development expenses.   Our research and development expenses increased by RMB503.4 million (US$75.2 million) from RMB706.0 million for the year ended December 31, 2020 to RMB1,209.4 million (US$180.6 million) for the year ended December 31, 2021, primarily driven by our increased talent recruitment activities, and investment on developing of our central computing platform, autonomous driving technology and core operating system. Payroll costs related to research and development increased by RMB346.7 million (US$51.8 million), outsourced research and development expenses increased by RMB83.1 million (US$12.4 million), and costs related to non-employee contract personnel increased by RMB31.8 million (US$4.7 million).
Selling and marketing expenses.   Our selling and marketing expenses increased by RMB22.2 million (US$3.3 million) from RMB60.6 million for the year ended December 31, 2020 to RMB82.8 million (US$12.4 million) for the year ended December 31, 2021, primarily driven by our continued investments in advertising, marketing, and promotional activities as part of our commercial expansion across several geographic markets.
General and administrative expenses.   Our general and administrative expenses increased by RMB291.9 million (US$43.6 million) from RMB215.0 million for the year ended December 31, 2020 to

RMB506.9 million (US$75.7 million) for the year ended December 31, 2021, as a result of our business expansion. The increase primarily reflects higher staffing costs to support the daily operation and managements as well as higher leasing costs to support business site expansion.
Loss from operation
As a result of the foregoing, we had a loss from operation of RMB981.7 million (US$146.6 million) for the year ended December 31, 2021, in comparison with a loss from operation of RMB430.5 million for the year ended December 31, 2020.
Interest income
Our interest income decreased by RMB16.7 million (US$2.5 million) from RMB28.5 million for the year ended December 31, 2020 to RMB11.8 million (US$1.8 million) for the year ended December 31, 2021, primarily due to a decrease in our bank deposits as we allocated an increasing amount of working capital for our business expansion endeavors.
Interest expenses
Our interest expenses increased by RMB72.6 million (US$10.8 million) from RMB59.1 million for the year ended December 31, 2020 to RMB131.7 million (US$19.7 million) for the year ended December 31, 2021, primarily due to an increase in the amount of loans taken for working capital and general corporate purpose.
Gains on deconsolidation of a subsidiary
ECARX sold 2% equity interest of a PRC subsidiary at the cash consideration of RMB1.0 million in September 2021. As a result of the transaction, our equity interest in such subsidiary decreased from 51% to 49% and we lost control over the subsidiary. On the date we lost control in the subsidiary, we remeasured our retained equity interest in the entity at fair value in the amount of RMB24.5 million and recorded a gain of RMB10.6 million (US$1.6 million) as a result the deconsolidation.
Change in fair value of warrant liabilities
We recorded loss in fair value of warrant liabilities of RMB39.6 million for the year ended December 31,2020, compared to a loss of RMB111.3 million (US$16.6 million) for the year ended December 31,2021. The increase in loss in fair value of warrant liabilities was primarily due to the changes in the valuation of warrant liabilities.
Government grants
For the years ended December 31, 2021 and 2020, we received government grants totaling RMB4.5 million (US$0.7 million) and RMB6.0 million, respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for investment in research and development activities.
Foreign currency exchange gains, net
We recorded foreign currency exchange gains of RMB54.8 million for the year ended December 31, 2020, compared to a gain of RMB18.3 million (US$2.7 million) for the year ended December 31, 2021. The net change in foreign currency exchange gains was primarily attributable to fluctuations in exchange rates.

Liquidity and Capital Resources
Cash flows and working capital
The following table sets forth a summary of our cash flows for the periods indicated.
	For the year ended December 31,			For the six months ended June 30,
	2020	2021		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(368,046)	(872,325)	(130,235)	(294,029)	(286,977)	(42,845)
Net cash used in investing activities	(91,112)	(1,391,361)	(207,725)	(223,018)	(175,563)	(26,211)
Net cash provided by financing activities	1,138,126	2,192,792	327,375	1,477,362	195,356	29,166
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,023)	(32,019)	(4,780)	(22,553)	4,367	652
Net increase (decrease) in cash and restricted cash	668,945	(102,913)	(15,365)	937,762	(262,817)	(39,238)
Cash and restricted cash at the beginning of the year	334,931	1,003,876	149,875	1,003,876	900,963	134,510
Cash and restricted cash at the end of the year	1,003,876	900,963	134,510	1,941,638	638,146	95,272
To date, we have funded our operating and investing activities primarily through cash generated from historical financing activities and drawdowns on credit facilities.
In 2020 and 2021, we issued a total of 22,500,000 Series A preferred shares for a total cash consideration of US$180.0 million. In March 2021, we issued 3,356,949 Series A+ preferred shares for a total cash consideration of US$28.2 million. In May 2021, we issued 5,043,104 Series Angel Preferred Shares for a total cash consideration of US$12.7 million to certain investor. In May 2021, we issued 21,255,132 Series A+ preferred shares for a total cash consideration of US$178.5 million. In December 2021, we issued 7,164,480 Series A++ Preferred Shares to certain investors for a total cash consideration of US$71.0 million. In September 2021, we issued 4,321,521 Series B Preferred Shares for a total cash consideration of US$50.0 million. In December 2021, we issued 2,160,760 Series B Preferred Shares for a total cash consideration of US$25.0 million. In May 2022, we completed the private placement of the Lotus Note with an aggregate principal of US$10.0 million.
In July 2020, we entered into a credit facility agreement with China Merchant Bank under which we were granted a credit line of RMB200 million (US$29.9 million). We have drawn an aggregate amount of RMB181 million (US$27.0 million) from the facility as working capital loan and any outstanding amount under the facility has been fully repaid as of the date of this prospectus/proxy statement.
In February 2021, we entered into a credit facility agreement with the China Merchant Bank under which we were granted a credit line of RMB400 million (US$59.7 million). In April 2021, we entered into a working capital loan agreement with the Industrial Bank for a loan facility of up to a principal amount of RMB300 million (US$44.8 million). The loan bore interest at Loan Prime Rate of one-year term grade minus 0.25% per annum. These facilities were fully drawn down and have been repaid in full as of the date of this prospectus/proxy statement.
In April 2022, we were granted a credit line of RMB240 million (US$35.8 million) for a term of one year from China CITIC Bank. In June 2022, we were granted a credit line of RMB680 million (US$101.5 million) for a term of one year from the Industrial Bank and we entered into a one-year term loan agreement with the Industrial Bank under the credit line for a principal amount of RMB480 million (US$71.7 million) bearing interest at Loan Prime Rate of one-year term grade plus 0.68% per annum.

We had cash and restricted cash of RMB638.1 million (US$95.3 million) as of June 30, 2022. Upon consummation of the Business Combination, we expect to receive cash of US$345 million, assuming no redemptions and full commitment of the Strategic Investments. The ongoing COVID-19 pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.
We believe our existing sources of liquidity, together with (i) the cash that we expect to receive from the Business Combination and related financings, (ii) additional loan facilities from banks and renewal of existing bank borrowings when they are due, (iii) financial support from controlling shareholders, and (iv) issuance of convertible notes to new investor, will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this prospectus. We may seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. See “Risk Factors — Risks Relating to Our Business and Industry — Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.” The issuance and sale of additional equity would also result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.
As of June 30, 2022, RMB561.7 million (US$83.9 million) of our cash and cash equivalents were held in China and RMB547.8 million (US$81.8 million) were denominated in Renminbi. Substantially all of our revenues have been, and we expect to continue to be, denominated in Renminbi. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.
Operating activities
Net cash used in operating activities decreased by RMB7.1 million (US$1.1 million) from the six months ended June 30, 2021 to the six months ended June 30, 2022, primarily due to the improved management of our cash conversion cycle.
Net cash used in operating activities for the six months ended June 30, 2022 was RMB287.0 million (US$42.8 million), as compared to a net loss of RMB570.6 million (US$85.2 million) for the same period. The difference was primarily due to the recognition of share-based compensation of RMB195.0 million (US$29.1 million), a decrease of RMB504.6 million (US$75.3 million) in accounts receivable, and a decrease of RMB34.7 million (US$5.2 million) in inventories, partially offset by a decrease of RMB229.2 million (US$34.2 million) in contract liabilities as we ceased to enter into new connectivity service contracts, and a decrease of RMB129.0 million (US$19.3 million) in accounts payable.
Net cash used in operating activities increased by RMB504.3 million (US$75.3 million) from 2020 to 2021, primarily due to an increase in research and development expenses, the dedication of significant resources towards research and development efforts and substantial investment in recruiting talent to support continued innovation.
Net cash used in operating activities for the year ended December 31, 2021 was RMB872.3 million (US$130.2 million), as compared to a net loss of RMB1,185.4 million (US$177.0 million) for the same year.

The difference was primarily due to adjustments for non-cash items that primarily include share-based compensation of RMB179.9 million (US$26.9 million), and change in fair value of warrant liabilities of RMB111.3 million (US$16.6 million), as well as an increase of RMB353.7 million (US$52.8 million) in contract liabilities from related parties, and an increase of RMB186.0 million (US$27.8 million) in accrued expenses and other current liabilities, partially offset by a decrease of RMB218.1 million (US$32.6 million) in accounts payable to related parties, a decrease of RMB144.5 million (US$21.6 million) in notes payable, and an increase of RMB111.0 million (US$ 16.6 million) in prepayments and other current assets.
Net cash used in operating activities for the year ended December 31, 2020 was RMB368.0 million, as compared to a net loss of RMB440.0 million for the same year. The difference was primarily due to adjustments for non-cash items that primarily include depreciation and amortization of RMB59.0 million, amortization of debt issuance costs of RMB55.4 million, unrealized exchange gains of RMB55.2 million, write-down of inventories of RMB44.1 million, as well as cash released from a decrease in working capital mainly resulting from a decrease of RMB499.5 million in accounts receivable from third parties, and an increase of RMB111.3 million in notes payable, partially offset by a decrease of RMB811.6 million in accounts payable to third parties and an increase of RMB9.3 million in inventories.
Investing activities
Net cash used in investing activities decreased by RMB47.5 million (US$7.1 million) from RMB223.0 million for the six months ended June 30, 2021 to RMB175.6 million (US$26.2 million) for the six months ended June 30, 2022, mainly due to a reduction in equity investment activities during the six months ended June 30, 2022.
For the six months ended June 30, 2022, net cash used in investing activities was RMB175.6 million (US$26.2 million), which was mainly attributable to (i) payments for purchase of property and equipment and intangible assets of RMB74.6 million (US$11.1 million), (ii) cash paid for acquisition of equity investments of RMB67.8 million (US$10.1 million), (iii) financial support to an equity method investee of RMB28.5 million (US$4.3 million) and (iv) cash disposed in deconsolidation of Suzhou Photon-Matrix of RMB22.6 million (US$3.4 million), partially offset by collection of loans lent to related parties of RMB25 million (US$3.7 million).
Net cash used in investing activities increased by RMB1,300.3 million (US$194.1 million) from 2020 to 2021, mainly due to the several strategic investments we made, including our investment in Zenseact for automated driving software development and in HaleyTek AB for operating system.
For the year ended December 31, 2021, net cash used in investing activities was RMB1,391.4 million (US$207.7 million), which was mainly attributable to (i) payments for acquisition of long-term investments of RMB1,345.6 million (US$200.9 million), (ii) payments for purchase of property, equipment and intangible assets of RMB78.9 million (US$11.8 million), (iii) collection of advances to a related party of RMB90.2 million (US$13.5 million), and (iv) advances to a related party of RMB19.8 million (US$3.0 million).
For the year ended December 31, 2020, net cash used in investing activities was RMB91.1 million, which was mainly attributable to (i) payments for purchase of property, equipment and intangible assets of RMB69.1 million, (ii) payments for advances to a related party of RMB103.0 million, and (iii) collection of advances to a related party of RMB81.0 million.
Financing activities
Net cash provided by financing activities decreased significantly by RMB1,282.0 million (US$191.4 million) from RMB1,477.4 million for the six months ended June 30, 2021 to RMB195.4 million (US$29.2 million) for the six months ended June 30, 2022.
For the six months ended June 30, 2022, net cash provided by financing activities was RMB195.4 million (US$29.2 million), primarily consisting of (i) borrowings from related parties of RMB900 million (US$134.4 million), (ii) proceeds from short-term borrowings of RMB880 million (US$131.4 million), and (iii) proceeds from issuance of Series B Convertible Redeemable Preferred Shares of RMB159.5 million

(US$23.8 million), largely offset by (i) repayment for short-term borrowings of RMB1,332 million (US$198.9 million) and (ii) repayment of borrowings from related parties of RMB470 million (US$70.2 million).
Net cash provided by financing activities increased by RMB1,054.7 million (US$157.5 million) from 2020 to 2021, primarily due to net proceeds from the issuance of convertible redeemable preferred shares during 2021.
For the year ended December 31, 2021, net cash provided by financing activities was RMB2,192.8 million (US$327.4 million), primarily consisting of proceeds from issuance of Series A+ convertible redeemable preferred shares of RMB1,331.6 million (US$198.8 million), proceeds from issuance of Series A++ Convertible Redeemable Preferred Shares of RMB452.2 million (US$67.5 million) and proceeds from issuance of Series B Convertible Redeemable Preferred Shares of RMB324.3 million (US$48.4 million), repayment of long-term debt of RMB1,125.3 million (US$168.0 million), proceeds from short-term borrowings of RMB947.0 million (US$141.4 million), repayment for short-term borrowings of RMB91.0 million (US$13.6 million), borrowings from related parties of RMB315.2 million (US$47.1 million), and repayment of borrowings from related parties of RMB65.2 million (US$9.7 million).
For the year ended December 31, 2020, net cash provided by financing activities was RMB1,138.1 million, primarily consisting of refundable deposits in connection with the issuance of Series A convertible redeemable preferred shares of RMB1,032.1 million repayment for short-term borrowings of RMB167.9 million, and proceeds from short-term borrowings of RMB76.0 million.
Capital expenditures
Our capital expenditures are primarily incurred for the purchase of property, equipment and intangible assets. Our total capital expenditures were RMB78.9 million (US$11.8 million) and RMB74.6 million (US$11.1 million) for the year ended December 31, 2021 and for the six months ended June 30, 2021. We intend to acquire more equipment for our research and development team and to accommodate our expanded business operations and may incur additional capital expenditure. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the needs of our research and development.
Material Cash Requirements
Other than the ordinary cash requirements for our operations, our material cash requirements as of June 30, 2022 and any subsequent interim period primarily include interest and principal payments for our borrowings from banks and related parties, operating lease commitment, purchase commitment, and capital commitment.
Our operating lease commitment primarily consists of future minimum lease commitments, all under office non-cancellable operating lease agreements.
Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of research and development services.
Our capital commitment primarily consists of total capital expenditures contracted but not yet reflected in the consolidated financial statements.
We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
The following table sets forth our contractual obligations as of June 30, 2022.

	Payment Due by Period
	Total	Less Than 1 year	1 – 2 Years	2 – 3 Years	3 – 5 Years	Over 5 Years
	(RMB in thousands)
Operating lease commitment	127,236	32,069	18,729	14,567	22,629	39,242
Purchase commitment	66,550	66,550	—	—	—	—
Capital commitment	3,225	3,225	—	—	—	—
Short-term borrowings from banks	480,000	480,000	—	—	—	—
Short-term borrowings from related parties	700,000	700,000	—	—	—	—
Interest on short-term borrowings	38,206	38,206	—	—	—	—
Total	1,415,217	1,320,050	18,729	14,567	22,629	39,242
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2022.
Off-Balance Sheet Commitments and Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.
Critical Accounting Policies, Judgments and Estimates
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Fair value of our ordinary shares
The following table sets forth the fair value of our ordinary shares on various dates estimated for the following purposes:
•
determining the fair value of our ordinary shares at the date of issuance of redeemable convertible preferred shares as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any;

•
determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award as one of the inputs into determining the grant date fair value; and

•
determining the fair value of our financial liabilities for warrants at the issuance date and each period end.

Date	Fair Value per share	Discount Rate	DLOM
	(US$)
December 31, 2019	3.44	19%	20%
August 30, 2020	4.43	18%	20%
October 31, 2020	4.65	18%	20%
December 31, 2020	4.80	18%	20%
March 5, 2021*	5.36	NA*	NA*
March 31, 2021	6.35	18%	15%
July 26, 2021*	8.31	NA*	NA*
December 27, 2021*	9.01	NA*	NA*
May 9, 2022	9.56	17%	10%

*
The equity value in these dates is determined by backsolve method reference to the recent equity finance transaction, which has already factored in the discount rate and DLOM.

Since there is no public trading market for our ordinary shares, the fair value of ordinary shares were determined with the assistance from an independent valuation firm using retrospective valuations. As at various valuation dates from 2020 to June 2022, we firstly estimated 100% equity value and then applied it into our allocation model to derive the fair value of each class of shares.
In determining the fair values of our ordinary shares, the third-party valuation estimates the 100% equity value using the income approach (Discounted cash flow, or DCF method) and the precedent transaction method (backsolve method). The income approach is based on the present value of projected cash flows applied a reasonable discount rate (WACC). The precedent transaction method estimates value by considering the sale price of equity securities in a recent financing and backsolve method with our capitalization structure and rights of preferred and common stock holders. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.
The income approach involves applying appropriate weighted average costs of capital (“WACCs”) to estimated cash flows that are based on projected earnings. Our revenue growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2019 to June 2022. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in our operating region; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 19% to 17%.
The equity value is then allocated to each class of shares using the Option Pricing Method (“OPM”) and the hybrid method. Under the OPM, the value of an equity interest is modelled as a call option with a distinct claim on the equity value. The call right is valued using a Black-Scholes option pricing model. The hybrid method estimated the ordinary shares value per share under three scenarios: IPO, redemption and liquidation.
The major assumptions used in calculating the fair value of ordinary shares include:
•
WACCs: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•
Discount for lack of marketability or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The fair value of our ordinary shares was shown on the table mentioned above. The fair value increased from US$3.44 to US$9.56. This increase was primarily attributed to the following factors:
•
The growth of our business;

•
Our successful completion of financing which provided us with the funding needed for our expansion; and

•
The decrease of DLOM and discount rate considering the initial public offering expected date and business growth.

Holding Company Structure
ECARX Holdings Inc. is a holding company with no material operations of its own. We conduct our operations in mainland China through our mainland China subsidiaries and, prior to the Restructuring, also through our former VIE, Hubei ECARX. As a result, our ability to pay dividends depends significantly upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Under the PRC law, each of our mainland China subsidiaries and, prior to the Restructuring, Hubei ECARX is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in mainland China may allocate a portion of its after-tax profits based on the accounting standards in mainland China to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Inflation
To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was 2.5% in December 2020, 1.5% in December 2021 and 2.5% in June 2022. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in mainland China in the future.
Quantitative and Qualitative Disclosure about Market Risk
Foreign exchange risk
The revenue and expenses of our entities in mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our international revenues are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. A significant portion of our cash and cash equivalents and short-term investments are denominated in U.S. dollars, and fluctuations in exchange rates between U.S. dollars and Renminbi may result in foreign exchange gains or losses. We have not used any derivative financial instruments to hedge exposure to such risk. In addition, the value of your investment in our securities will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our securities will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.
The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
Interest rate risk
Our exposure to interest rate risk primarily relates to (i) our liabilities to credit institutions which subject us to cash flow interest rate risk as well as interest expenses, and (ii) the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. We have not been exposed to material risks due to changes in market interest rates. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.
We closely monitor the effects of changes in the interest rates on our interest rate risk exposures, but we currently do not take any measures to hedge interest rate risks.
Internal Control Over Financial Reporting
Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness that has been identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. This has resulted in a number of accounting errors and omissions, including but not limited to the accounting for the complex transactions such as share based compensation and redeemable convertible preferred shares.
We are in the process of implementing a number of measures to address the material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing controls to identify nonrecurring and complex transactions and assess the impact of the adoption of new accounting standards to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all of these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our securities.”
As a company with less than US$1.235 billion in revenues for fiscal year of 2020, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined financial statements present the combination of the financial information of COVA Acquisition Corp. (“COVA”) and ECARX Holdings Inc. (“ECARX”), adjusted to give effect to the Business Combination and related transactions (collectively, “the Transaction”). The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
COVA is a blank check company incorporated as a Cayman Islands exempted company on December 11, 2020, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses or entities. On February 4, 2021, the registration statement for COVA’s initial public offering was declared effective and on February 9, 2021, COVA consummated its initial public offering of 30,000,000 units (the “Units” and, with respect to the shares of COVA’s Class A Ordinary Shares included in the Units sold), including the issuance of 3,900,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. The Units were sold at an offering price of US$10.00 per Unit, generating gross proceeds of US$300.0 million which is held in the Trust Account. As of September 30, 2022, COVA had assets of US$302,215,818 and net current liabilities of US$4,248,465.
ECARX is transforming vehicles into seamlessly integrated information, communications and transportation devices. It is shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. ECARX’s current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, ECARX is developing a full-stack automotive computing platform.
Historically, ECARX conducted its operation in China through its wholly-owned PRC subsidiaries as well as through Hubei ECARX Technology Co., Ltd ("Hubei ECARX” or “the VIE”), and its subsidiaries based in China. Since early 2022, ECARX has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, in April 2022, the Company, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect. In addition, ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”), a wholly-owned PRC subsidiary of the Company, and Hubei ECARX reached an agreement that,
•
All of the business and operations, excluding a contract on AI voice products signed by Hubei ECARX on March 5, 2020, and the working capital of Hubei ECARX of approximately RMB20.0 million, which are not subject to restrictions on the foreign investments, including the sales of automotive computing platforms, SoC core modules, automotive merchandise or other products, software licensing and the provision of automotive computing platform design and development service and other services of Hubei ECARX, and related assets and liabilities, contracts, intellectual properties and employees, will be transferred from Hubei ECARX to ECARX (Hubei) Tech, at nil consideration.

•
Other business and operations, which include the above-mentioned contract entered into by Hubei ECARX on March 5, 2020 and the working capital of approximately RMB20.0 million as well as the business and operations that are subject to the restrictions on foreign investments, including (i) map surveying and mapping qualification (referring to Grade A Surveying and Mapping Qualification of Navigation Electronic Map and Grade B Surveying and Mapping Qualification of Internet Map Service of Hubei ECARX), (ii) mapping activities (including relevant assets, contracts, intellectual property rights and employees), and (iii) ICP license, will be retained by Hubei ECARX and spun off from ECARX upon the completion of the Restructuring. The operating results of the remaining business operations in 2020 and 2021 were inconsequential.

•
In addition, ECARX also spun off three equity method investments, primarily including the equity method investment in Suzhou Chenling to Hubei ECARX.

As of June 30, 2022, ECARX has completed the Restructuring, pursuant to which, the following assets were derecognized by ECARX:
Assets	RMB in thousands
Cash	20,000
Long-term investments	211,908
Property and equipment, net	34,873
Intangible assets, net	1,094
In addition, ECARX recognized amounts due from Hubei ECARX in the amount of RMB205,954 thousand which represented the net present value of a loan provided by ECARX to Hubei ECARX in the amount of RMB252,287 thousand. The loan is interest free and will be settled in cash no later than May 2026. The present value of the loan is discounted at an effective annual interest rate of 5%. The excess of the assets derecognized over the amounts due from the VIE was recorded in accumulated deficit.
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the unaudited historical balance sheet of COVA as of September 30, 2022, with the unaudited historical consolidated balance sheet of ECARX as of June 30, 2022, assuming that the Transaction occurred on September 30, 2022. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 combines the unaudited historical statement of operations of COVA for the nine months ended September 30, 2022, with the unaudited historical consolidated statement of operations of ECARX for the nine months ended June 30, 2022, which is not included in the prospectus, and gives pro forma effect to the Transaction and related transactions as if they had occurred on January 1, 2021. COVA and ECARX have not had any historical relationship prior to the Transaction, accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
This information should be read together with COVA’s and ECARX’s audited financial statements and related notes, the sections titled “COVA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “ECARX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.
Under both the no redemption scenario and the maximum redemption scenarios, the Business Combination will be accounted for in a manner similar to a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP.
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:
•
Assuming No Redemption: This presentation assumes that no COVA Public Shareholder exercises redemption rights with respect to their COVA Public Shares.

•
Assuming Maximum Redemption: This presentation assumes that COVA Public Shareholders holding 30,000,000 COVA Public Shares will exercise their redemption rights for US$300,000,000 of funds in the Trust Account. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). This presentation does not take into account the Minimum Available Cash Condition.

In each case, the pro forma share and per share information assume that the Transactions are effective on January 1, 2021.

Description of the Transactions
On May 26, 2022, COVA entered into the Merger Agreement with ECARX, Ecarx Temp Limited (“Merger Sub 1”) and Ecarx&Co Limited (“Merger Sub 2”, collectively referred to as “Merger Subs”). The Merger Subs are wholly owned subsidiaries of ECARX, which are exempted companies limited by shares incorporated under the laws of the Cayman Islands.
Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, (i) Merger Sub 1 will merge with and into COVA (the “First Merger”), with COVA surviving the First Merger, and (ii) COVA will merge with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger. The Mergers shall become effective at the time when the Mergers are registered by the Registrar of Companies of the Cayman Islands or at such later time permitted by the Cayman Act as may be agreed by Merger Sub and the surviving company in writing and specified in the Mergers’ filing documents.
Upon the consummation of the Mergers: (i) each of COVA’s Units (each consisting of one COVA Public Share (as defined below) and one-half of one COVA Public Warrant issued and outstanding immediately prior to the effective time of the First Merger (the “First Effective Time”)) shall be automatically separated and the holder thereof shall be deemed to hold one COVA Public Share and one-half of one COVA Public Warrant; provided, that, no fractional COVA Public Warrants shall be issued in connection with such separation such that if a holder of such Units would be entitled to receive a fractional COVA Public Warrant. Upon such separation, the number of COVA Public Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of COVA Public Warrants and no cash will be paid in lieu of such fractional COVA Public Warrants; (ii) immediately following the separation of each Unit, each Class A ordinary share, par value US$0.0001 per share, of COVA (“COVA Public Shares”) and each Class B ordinary share, par value US$0.0001 per share, of COVA (“Founder Shares”; collectively with COVA Public Shares, “COVA Shares”) (excluding COVA Public Shares that are held by COVA shareholders that validly exercise their redemption rights, COVA Shares that are held by COVA shareholders that exercise and perfect their relevant dissenters’ rights and COVA treasury shares) issued and outstanding immediately prior to the First Effective Time shall be cancelled in exchange for the right to receive one newly issued ECARX Class A Ordinary Share; and (iii) each whole warrant of COVA outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to COVA Public Shares and be assumed by ECARX and converted into a warrant to purchase one ECARX Class A Ordinary Share, subject to substantially the same terms and conditions prior to the First Effective Time.
Pursuant to the Merger Agreement, as a result of the Second Merger, each ordinary share of COVA that is issued and outstanding immediately prior to the effective time of the Second Merger (the “Second Effective Time”) will be automatically cancelled and extinguished without any conversion thereof or payment therefor; (ii) each ECARX Ordinary Share issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a ECARX’s Ordinary Share of the surviving company and shall not be affected by the Second Merger.
Consideration
The following represents the aggregate merger consideration under the no redemption scenario and the maximum redemption scenario:
	Assuming No Redemption		Assuming Maximum Redemption
(in thousands, except share amounts)	Purchase Price	Shares Issued	Purchase Price	Shares Issued
Shares Consideration to COVA(a)(b)	—	37,500,000	—	5,250,000

(a)
The value of ECARX’s Ordinary Shares is reflected at US$0.000005 per share which was based on a pre-transaction enterprise value of ECARX equal to the transaction consideration on a cash-free, debt-free basis.

(b)
Under the no redemption scenario, each ordinary share of COVA issued and outstanding immediately prior to the First Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable ECARX Class A Ordinary Share. Pursuant to the Merger Agreement, under the maximum redemption scenario when COVA Public Shares are fully redeemed at the value of US$10.00, Sponsor could only receive 5,250,000 newly issued, fully paid and non-assessable ECARX Class A Ordinary Share.

In accordance with the Merger Agreement, each COVA Warrant outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to ordinary shares of COVA and be assumed by ECARX and converted into a warrant to purchase one ECARX Class A Ordinary Share. Each warrant converted shall continue to have and be subject to substantially the same terms and conditions as were applicable to such warrants immediately prior to the First Effective Time. Given the terms of the warrants as summarized in the section entitled “Description of ECARX Securities,” Public Warrants are classified as liabilities because the terms include a cash tender offer that is outside of the control of ECARX and if triggered, all warrants holders would be entitled to cash, whereas only certain ordinary shareholders would be entitled to cash; Private Warrants are classified as liabilities because the terms include potential changes to the settlement amounts dependent on the characteristics of the holders.
Ownership
As of the date of the Merger Agreement, the authorized share capital of ECARX is comprised of 198,035,714 Ordinary Shares and 76,049,918 Redeemable Convertible Preferred Shares, all of which are issued and outstanding.
Prior to the First Effective Time, ECARX’s Ordinary Shares and Preferred Shares shall be recapitalized by way of a repurchase in exchange for issuance of such number of shares, multiplied by a Recapitalization Factor (as defined below) (the “Recapitalization”); provided that no fraction of an Ordinary Share will be issued.
“Recapitalization Factor” means the quotient obtained by dividing the Price per Share (as defined below) by US$10.00. Price per Share is referred to the quotient of US$3,400,000,000, being the pre-money equity value of ECARX as agreed between ECARX and COVA, prior to the First Effective Time divided by the aggregated number of (a) ECARX’s Ordinary Shares excluding the shares to be issued upon the exercise of the warrants, the Lotus Note and the Investor Notes, as well as the shares to be issued to strategic investors upon the closing of the Transaction, (b) ECARX’s Preferred Shares, and (c) 14,084,387 shares reserved as of the date of the Merger Agreement for the benefit of the exercise of ECARX’s options. Assuming the Transaction completed on September 30, 2022, the Recapitalization Factor would be 1.18.
		Assuming No Redemption		Assuming Maximum Redemption
		Shares	%	Shares	%
Holders of ECARX Ordinary Shares without reflecting potential sources of dilution:
COVA Ordinary Shareholders (including the Sponsor)	A	37,500,000	10.26%	5,250,000	1.58%
Existing ECARX Ordinary Shareholders	B	233,654,226	63.94%	233,654,226	70.12%
Existing ECARX Redeemable Convertible Preferred Shareholder	C	89,728,183	24.55%	89,728,183	26.93%
Strategic investors	F	3,500,000	0.96%	3,500,000	1.05%
Holders of the Lotus Note	E	1,052,632	0.29%	1,052,632	0.32%
Total Ordinary Shares Outstanding at Closing (excluding options and warrants)		365,435,041	100.00%	333,185,041	100.00%
Potential sources of dilution:
Shares underlying Public Warrants		15,000,000		15,000,000
Shares underlying Private Warrants		9,872,000		9,872,000
Shares underlying ECARX options		16,617,591		16,617,591
Shares underlying the Investor Notes		5,652,174		5,652,174
Total ECARX Ordinary Shares outstanding at Closing		412,576,806		380,326,806

(A)
Under the no redemption scenario, each COVA’s Ordinary Share issued and outstanding immediately prior to the First Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable ECARX’s Class A Ordinary Share. Pursuant to the Merger Agreement, under the maximum redemption scenario when COVA Public Shares are fully redeemed at the value of US$10.00, Sponsor is only entitled to 5,250,000 newly issued, fully paid and non-assessable ECARX’s Class A Ordinary Share.

(B)
Including ordinary shares outstanding as of June 30, 2022, after considering the impact of the Recapitalization.

(C)
Representing the Redeemable Convertible Preferred Shares issued and outstanding prior to the First Effective Time, given the impact of the Recapitalization.

(D)
Representing the shares reserved for the share options of ECARX prior to the date of the Merger Agreement, after considering the impact of the Recapitalization.

(E)
Representing Lotus Note that will be converted into ECARX Class A Ordinary Shares at a conversion price equal to US$9.50 per share upon the consummation of the Transaction.

(F)
Representing the aggregate of 3,500,000 ECARX Class A Ordinary Shares to be issued to strategic investors, which are Geely Investment Holding Ltd. and Luminar Technologies, Inc., at US$10.00 per share for an aggregate investment amount of US$35,000,000.

(G)
Representing Investor Notes that are convertible into ECARX Class A Ordinary Shares at a conversion price equal to US$11.50 per share, from time to time at the option of each holder of an Investor Note, subject to customary anti-dilution adjustments on the conversion price and certain limitations on the conversion right as described in the Investor Notes, if the consummation of the Transaction occurs prior to November 8, 2025, being the maturity date of the Investor Notes. If ECARX fails to consummate an offering that is twelve (12) months following the issue date of the Investor Notes, holders shall have the right to have ECARX repay the Investor Notes in full (including any accrued but unpaid interest thereon).

Accounting for the Business Combination
ECARX has determined that it is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. The purpose of the merger was to assist ECARX with the refinancing and recapitalization of its business. ECARX is the larger of the two entities and is the operating company within the combining companies. ECARX will have control of the board as it will hold a majority of the seats on the board of directors with COVA only taking two seats in the board members after the Mergers. ECARX’ senior management will be continuing as senior management of the combined company. In addition, a larger portion of the voting rights in the combined entity will be held by existing ECARX’s shareholders.
As ECARX was determined to be the acquirer for accounting purposes, the accounting for the transaction will be similar to that of a capital infusion as the only significant pre-combination asset of COVA is the cash in the Trust Account. No intangibles or goodwill will arise through the accounting for the transaction. The accounting is the equivalent of ECARX issuing shares and warrants for the net monetary assets of COVA.

Unaudited Pro Forma Combined Balance Sheet
(In thousands of RMB, except share and per share data, or otherwise noted)
	As of June 30, 2022	As of September 30, 2022	As of September 30, 2022	As of September 30, 2022			As of September 30, 2022
				Assuming No Redemption			Assuming Maximum Redemption
	ECARX	COVA	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets
Cash	583,146	16	583,162	2,022,378	1	3,001,065	(2,009,430)	4	991,635
				(274,286)	2
				435,377	8
				234,434	9
Restricted cash	55,000	—	55,000	—		55,000	—		55,000
Accounts receivable – third parties, net	227,964	—	227,964	—		227,964	—		227,964
Accounts receivable – related parties, net	217,563	—	217,563	—		217,563	—		217,563
Notes receivable	113,839	—	113,839	—		113,839	—		113,839
Inventories	183,471	—	183,471	—		183,471	—		183,471
Amounts due from related parties	32,037	—	32,037	—		32,037	—		32,037
Prepayments and other current assets	222,219	1,877	224,096	(7,034)	2	217,062	—		217,062
Total current assets	1,635,239	1,893	1,637,132	2,410,869		4,048,001	(2,009,430)		2,038,571

Non-current assets
Long-term investments	1,225,301	—	1,225,301	—		1,225,301	—		1,225,301
Property and equipment, net	100,684	—	100,684	—		100,684	—		100,684
Intangible assets, net	29,972	—	29,972	—		29,972	—		29,972
Operating lease right-of-use assets	101,663	—	101,663	—		101,663	—		101,663
Amounts due from the VIE	208,503	—	208,503	—		208,503	—		208,503
Other non-current assets – third parties	19,139	—	19,139	—		19,139	—		19,139
Investments held in Trust Account	—	2,022,378	2,022,378	(2,022,378)	1	—	—		—
Total non-current assets	1,685,262	2,022,378	3,707,640	(2,022,378)		1,685,262	—		1,685,262
Total assets	3,320,501	2,024,271	5,344,772	388,491		5,733,263	(2,009,430)		3,723,833
LIABILITIES
Current liabilities
Short-term borrowings	480,000	—	480,000	—		480,000	—		480,000
Accounts payable – third parties	490,178	—	490,178	—		490,178	—		490,178
Accounts payable – related parties	142,305	—	142,305	—		142,305	—		142,305
Notes payable	155,000	—	155,000	—		155,000	—		155,000
Convertible notes payable, net	66,981	—	66,981	(66,981)	7	435,377	—		435,377
				435,377	8
Amounts due to related parties	712,211	6,387	718,598	—		718,598	—		718,598
Contract liabilities, current – third parties	993	—	993	—		993	—		993
Contract liabilities, current – related parties	235,276	—	235,276	—		235,276	—		235,276
Current operating lease liabilities	31,900	—	31,900	—		31,900	—		31,900
Accrued expenses and other current liabilities	363,157	23,963	387,120	—		387,120	—		387,120
Total current liabilities	2,678,001	30,350	2,708,351	368,396		3,076,747	—		3,076,747
Non-current liabilities
Contract liabilities, non-current – third parties	193	—	193	—		193	—		193
Contract liabilities, non-current – related parties	373,365	—	373,365	—		373,365	—		373,365
Operating lease liabilities, non-current	68,476	—	68,476	—		68,476	—		68,476

Unaudited Pro Forma Combined Balance Sheet (Continued)
(In thousands of RMB, except share and per share data, or otherwise noted)
	As of June 30, 2022	As of September 30, 2022	As of September 30, 2022	As of September 30, 2022			As of September 30, 2022
				Assuming No Redemption			Assuming Maximum Redemption
	ECARX	COVA	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Other non-current liabilities	20,049	—	20,049	—		20,049	—		20,049
Deferred underwriting fee	—	70,330	70,330	(70,330)	2	—	—		—
Warrant liabilities, non-current	—	5,058	5,058	—		5,058	—		5,058
Total non-current liabilities	462,083	75,388	537,471	(70,330)		467,141	—		467,141
Total liabilities	3,140,084	105,738	3,245,822	298,066		3,543,888	—		3,543,888
Commitments and contingencies
Class A Ordinary Shares Subject to Possible Redemption	—	2,022,378	2,022,378	(2,022,378)	4	—	—		—
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares	309,181	—	309,181	(309,181)	3	—	—		—
Series A Redeemable Convertible Preferred Shares	1,553,405	—	1,553,405	(1,553,405)	3	—	—		—
Series A+ Redeemable Convertible Preferred Shares	1,511,727	—	1,511,727	(1,511,727)	3	—	—		—
Series A++ Redeemable Convertible Preferred Shares	518,320	—	518,320	(518,320)	3	—	—		—
Series B Redeemable Convertible Preferred Shares	1,219,213	—	1,219,213	(1,219,213)	3	—	—		—
Total mezzanine equity	5,111,846	—	5,111,846	(5,111,846)		—	—		—
SHAREHOLDERS’ EQUITY
Class A ordinary shares	—	—	—	3	3	4	(1)	4	3
				1	4
Class B ordinary shares	—	5	5	(5)	5	7	—		7
				7	10
Ordinary Shares	7	—	7	(7)	10	—	—		—
Treasury Shares, at cost	—	—	—			—	—		—
Additional paid-in capital	17,195	—	17,195	(210,990)	2	7,370,513	(2,009,429)	4	5,361,084
				5,111,843	3
				2,022,377	4
				(103,845)	5
				232,518	6
				66,981	7
				234,434	9
Accumulated deficit	(4,740,364)	(103,850)	(4,844,214)	103,850	5	(4,972,882)	—		(4,972,882)
				(232,518)	6
Accumulated other comprehensive income (loss)	(208,267)	—	(208,267)	—		(208,267)	—		(208,267)
Total equity attributable to ordinary shareholders of ECARX Holdings Inc.	(4,931,429)	(103,845)	(5,035,274)	7,224,649		2,189,375	(2,009,430)		179,945
Non-redeemable non-controlling interests	—	—	—	—		—	—		—
Total shareholders’ equity	(4,931,429)	(103,845)	(5,035,274)	7,224,649		2,189,375	(2,009,430)		179,945
Total liabilities, mezzanine equity, commitments and shareholders’ equity	3,320,501	2,024,271	5,344,772	388,491		5,733,263	(2,009,430)		3,723,833

Unaudited Pro Forma Combined Statement of Operations
(In thousands of RMB, except share and per share data, or otherwise noted)
	Nine Months Ended June 30, 2022			Nine Months Ended September 30, 2022	Nine Months Ended June 30, 2022 and September 30, 2022	Nine months ended June 30, 2022 and September 30, 2022			Nine months ended June 30, 2022 and September 30, 2022
	ECARX	Autonomous Entity Adjustment on VIE Restructuring	Pro Forma ECARX	COVA	Pro Forma Combined	Assuming No Redemption			Assuming Maximum Redemption
						Transaction Accounting Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenues
Sales of goods revenues	1,588,191	—	1,588,191	—	1,588,191	—		1,588,191	—		1,588,191
Software license revenues	146,757	(9,828)	136,929	—	136,929	—		136,929	—		136,929
Service revenues	636,528	—	636,528	—	636,528	—		636,528	—		636,528
Total revenues	2,371,476	(9,828)	2,361,648	—	2,361,648	—		2,361,648	—		2,361,648
Cost of goods sold	(1,355,479)	—	(1,355,479)	—	(1,355,479)	—		(1,355,479)	—		(1,355,479)
Cost of software licenses	(40,389)	8,712	(31,677)	—	(31,677)	—		(31,677)	—		(31,677)
Cost of services	(222,285)	—	(222,285)	—	(222,285)	—		(222,285)	—		(222,285)
Total cost of revenues	(1,618,153)	8,712	(1,609,441)	—	(1,609,441)	—		(1,609,441)	—		(1,609,441)
Gross profit	753,323	(1,116)	752,207	—	752,207	—		752,207	—		752,207
Research and development expenses	(968,368)	15,533	(952,835)	—	(952,835)	2,740	A	(950,095)	—		(950,095)
Selling and marketing expenses	(64,965)	616	(64,349)	—	(64,349)	(710)	A	(65,059)	—		(65,059)
General and administrative expenses	(579,502)	6,816	(572,686)	(30,779)	(603,465)	(29,351)	A	(632,816)	—		(632,816)
Others, net	(1,729)	—	(1,729)	—	(1,729)	—		(1,729)	—		(1,729)
Total operating expenses	(1,614,564)	22,965	(1,591,599)	(30,779)	(1,622,378)	(27,321)		(1,649,699)	—		(1,649,699)
Loss from operation	(861,241)	21,849	(839,392)	(30,779)	(870,171)	(27,321)		(897,492)	—		(897,492)
Interest income	7,178	4,978	12,156	12,587	24,743	—		24,743	—		24,743
Interest expenses	(20,313)	—	(20,313)	—	(20,313)	(16,327)	C	(36,640)	—		(36,640)
Share of results of equity method investments	(71,090)	27,644	(43,446)	—	(43,446)	—		(43,446)	—		(43,446)
Unrealized gains on equity securities	34,615	—	34,615	—	34,615	—		34,615	—		34,615
Gains on deconsolidation of a subsidiary	71,974	—	71,974	—	71,974	—		71,974	—		71,974
Change in fair value of warrant liabilities	—	—	—	73,630	73,630	—		73,630	—		73,630
Government grants	28,356	—	28,356	—	28,356	—		28,356	—		28,356
Foreign currency exchange loss, net	(5,440)	—	(5,440)	—	(5,440)	—		(5,440)	—		(5,440)
Loss before income taxes	(815,961)	54,471	(761,490)	55,438	(706,052)	(43,648)		(749,700)	—		(749,700)
Income tax expenses	(550)	—	(550)	—	(550)	—		(550)	—		(550)
Net loss	(816,511)	54,471	(762,040)	55,438	(706,602)	(43,648)		(750,250)	—		(750,250)
Net loss attributable to non-redeemable non-controlling interests	5,853	—	5,853	—	5,853	—		5,853	—		5,853
Net loss attributable to redeemable non-controlling interests	1,270	—	1,270	—	1,270	—		1,270	—		1,270
Net loss attributable to ECARX Holdings Inc.	(809,388)	54,471	(754,917)	55,438	(699,479)	(43,648)		(743,127)	—		(743,127)
Accretion of redeemable non-controlling interests	(2,020)	—	(2,020)	—	(2,020)	—		(2,020)	—		(2,020)

	Nine Months Ended June 30, 2022			Nine Months Ended September 30, 2022	Nine Months Ended June 30, 2022 and September 30, 2022	Nine months ended June 30, 2022 and September 30, 2022			Nine months ended June 30, 2022 and September 30, 2022
	ECARX	Autonomous Entity Adjustment on VIE Restructuring	Pro Forma ECARX	COVA	Pro Forma Combined	Assuming No Redemption			Assuming Maximum Redemption
						Transaction Accounting Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Net loss available to ECARX Holdings Inc.	(811,408)	54,471	(756,937)	55,438	(701,499)	(43,648)		(745,147)	—		(745,147)
Accretion of Redeemable Convertible Preferred Shares	(276,498)	—	(276,498)	(12,948)	(289,446)	289,446	B	—	—		—
Net loss available to ECARX Holdings Inc. ordinary shareholders	(1,087,906)	54,471	(1,033,435)	42,490	(990,945)	245,798		(745,147)	—		(745,147)
Basic and diluted loss per ordinary share	(5.49)							(2.04)			(2.24)
Weighted average number of ordinary shares	198,035,714							365,435,041			333,185,041
Basic and diluted loss per share, Class A ordinary shares				1.48
Weighted average number of ordinary shares, Class A ordinary shares				30,000,000
Basic and diluted loss per share, Class B ordinary shares				1.48
Weighted average number of ordinary shares, Class B ordinary shares				7,500,000

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2021
(In thousands of RMB, except share and per share data, or otherwise noted)
						Assuming No Redemptions			Assuming Maximum Redemptions
	ECARX	Autonomous Entity Adjustment on VIE Restructuring	Pro Forma ECARX	COVA	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenues
Sales of goods revenues	1,983,817	—	1,983,817	—	1,983,817	—		1,983,817	—		1,983,817
Software license revenues	261,265	(21,923)	239,342	—	239,342	—		239,342	—		239,342
Service revenues	533,981	—	533,981	—	533,981	—		533,981	—		533,981
Total revenues	2,779,063	(21,923)	2,757,140	—	2,757,140	—		2,757,140	—		2,757,140
Cost of goods sold	(1,749,188)	—	(1,749,188)	—	(1,749,188)	—		(1,749,188)	—		(1,749,188)
Cost of software licences	(32,164)	15,299	(16,865)	—	(16,865)	—		(16,865)	—		(16,865)
Cost of services	(180,518)	—	(180,518)	—	(180,518)	—		(180,518)	—		(180,518)
Total cost of revenues	(1,961,870)	15,299	(1,946,571)	—	(1,946,571)	—		(1,946,571)	—		(1,946,571)
Gross profit	817,193	(6,624)	810,569	—	810,569	—		810,569	—		810,569
Research and development expenses	(1,209,385)	33,478	(1,175,907)	—	(1,175,907)	(59,029)	A	(1,234,936)	—		(1,234,936)
Selling and marketing expenses	(82,827)	1,174	(81,653)	—	(81,653)	(5,512)	A	(87,165)	—		(87,165)
General and administrative expenses	(506,873)	13,305	(493,568)	(11,669)	(505,237)	(158,659)	A	(663,896)	—		(663,896)
Others, net	207	—	207	—	207	—		207	—		207
Total operating expenses	(1,798,878)	47,957	(1,750,921)	(11,669)	(1,762,590)	(223,200)		(1,985,790)	—		(1,985,790)
Loss from operation	(981,685)	41,333	(940,352)	(11,669)	(952,021)	(223,200)		(1,175,221)	—		(1,175,221)
Interest income	11,783	5,844	17,627	344	17,971	—		17,971	—		17,971
Interest expenses	(131,666)	—	(131,666)	—	(131,666)	(20,711)	C	(152,377)	—		(152,377)
Share of results of equity method investments	(2,519)	(8,753)	(11,272)	—	(11,272)	—		(11,272)	—		(11,272)
Gains on deconsolidation of a subsidiary	10,579	—	10,579	—	10,579	—		10,579	—		10,579
Change in fair value of warrant liabilities	(111,299)	—	(111,299)	91,601	(19,698)	—		(19,698)	—		(19,698)
Government grants	4,507	—	4,507	—	4,507	—		4,507	—		4,507
Foreign currency exchange loss, net	18,315	—	18,315	—	18,315	—		18,315	—		18,315
Offering costs allocated to warrants	—	—	—	(6,306)	(6,306)	—		(6,306)	—		(6,306)
Loss before income taxes	(1,181,985)	38,424	(1,143,561)	73,970	(1,069,591)	(243,911)		(1,313,502)	—		(1,313,502)
Income tax expenses	(3,447)	—	(3,447)	—	(3,447)	—		(3,447)	—		(3,447)
Net loss	(1,185,432)	38,424	(1,147,008)	73,970	(1,073,038)	(243,911)		(1,316,949)	—		(1,316,949)
Net loss attributable to non-redeemable non-controlling interests	5,011	—	5,011	—	5,011	—		5,011	—		5,011
Net loss attributable to redeemable non-controlling interests	806	—	806	—	806	—		806	—		806
Net loss attributable to ECARX Holdings Inc.	(1,179,615)	38,424	(1,141,191)	73,970	(1,067,221)	(243,911)		(1,311,132)	—		(1,311,132)
Accretion of redeemable non-controlling interests	(1,306)	—	(1,306)	—	(1,306)	—		(1,306)	—		(1,306)
Net loss available to ECARX Holdings Inc.	(1,180,921)	38,424	(1,142,497)	73,970	(1,068,527)	(243,911)		(1,312,438)	—		(1,312,438)
Accretion of Redeemable Convertible Preferred Shares	(243,564)	—	(243,564)	(213,295)	(456,859)	456,859	B	—	—		—
Net loss available to ECARX Holdings Inc. ordinary shareholders	(1,424,485)	38,424	(1,386,061)	(139,325)	(1,525,386)	212,948		(1,312,438)	—		(1,312,438)

						Assuming No Redemptions			Assuming Maximum Redemptions
	ECARX	Autonomous Entity Adjustment on VIE Restructuring	Pro Forma ECARX	COVA	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Basic and diluted loss per ordinary share	(7.18)							(3.59)			(3.94)
Weighted average number of ordinary shares	198,407,045							365,435,041			333,185,041
Basic and diluted loss per share, Class A ordinary shares				2.16
Weighted average number of ordinary shares, Class A ordinary shares				26,794,521
Basic and diluted loss per share, Class B ordinary shares				2.16
Weighted average number of ordinary shares, Class B ordinary shares				7,395,822

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION
(In thousands, except share and per share data, or otherwise noted)
1.
Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, COVA will be treated as the “accounting acquiree” and ECARX as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of ECARX issuing shares and warrants for the net assets of COVA, followed by a recapitalization. The net assets of COVA will be stated at historical cost, with no goodwill or other intangible assets recorded.
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the unaudited historical balance sheet of COVA as of September 30, 2022, with the unaudited historical consolidated balance sheet of ECARX as of June 30, 2022, assuming that the Transaction occurred on September 30, 2022. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 combines the unaudited historical statement of operations of COVA for the nine months ended September 30, 2022, with the unaudited historical consolidated statement of operations of ECARX for the nine months ended June 30, 2022, which is not included in the prospectus, and gives pro forma effect to the Transaction and related transactions as if they had occurred on January 1, 2021.
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 combines the audited historical consolidated statement of operations of ECARX for the year ended December 31, 2021, with the audited historical statement of operations of COVA for the year ended December 31, 2021, included elsewhere in this prospectus, gives pro forma effect to the Business Combination as if it had been completed on January 1, 2021. These periods are presented on the basis that ECARX is the acquirer for accounting purposes.
The accounting adjustments for the Transactions consist of those necessary to account for the transaction. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.
ECARX and COVA did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions. The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the historical financial statements and notes thereto of COVA and ECARX.

2.
Accounting Policies

Upon consummation of the Transactions, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.
3.
Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.
The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). COVA has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma combined financial information.
The unaudited pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of ECARX Ordinary Shares outstanding, assuming the Transactions occurred on January 1, 2021. The transaction assumes 323,382,409 ECARX’s shares are outstanding. Assuming the no redemption scenario, ECARX shall newly issue 37,500,000 Class A Ordinary Shares to Sponsor and COVA’s Public Shareholders. Assuming the maximum redemption scenario, ECARX will only be obligated to newly issue 5,250,000 Class A Ordinary Shares to Sponsor.
Autonomous entity adjustment on VIE Restructuring
As stated in the introduction of “Unaudited Pro Forma Condensed Consolidated Financial Information”, after the VIE Restructuring, Hubei ECARX was no longer consolidated as part of on-going operations of ECARX. Therefore, an autonomous entity adjustment is included. Assumptions of the adjustment are as follows:
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, the nine months ended June 30, 2022 of ECARX and the nine months ended September 30, 2022 of COVA assume the Business Combination were completed on January 1, 2021.
•
For the year ended December 31, 2021, in association with the Restructuring, revenues in the amount of US$3,440 (equivalent to RMB21,923) and cost of revenues in the amount of US$2,401 (equivalent to RMB15,299) associated with the AI voice products contract entered into between Hubei ECARX and Daimler Company, a customer, on March 5, 2020 (“Daimler contract”), depreciation and amortization of property and equipment and intangible assets in the amount of US$1,426 (equivalent to RMB9,088) and employee expenses in the amount of US$6,099 (equivalent to RMB38,869) relating to the mapping and surveying business, were reversed; in addition, the equity pick-up amount of US$1,374 (equivalent to RMB8,753) of the three equity method investments that were spun off in the Restructuring was also reversed. ECARX also recognized interest income of US$917 (equivalent to RMB5,844) on amounts due from the VIE.

•
For the nine months ended June 30, 2022, in association with the Restructuring, revenues in the amount of US$1,467 (equivalent to RMB9,828), cost of revenues in the amount of US$1,301 (equivalent to RMB8,712) associated with the Daimler contract, depreciation and amortization of property and equipment and intangible assets in the amount of US$785 (equivalent to RMB5,258) and employee expenses in the amount of US$2,644 (equivalent to RMB17,707) relating to the mapping and surveying business, were reversed; in addition, the equity pick-up amount of US$4,127 (equivalent to RMB27,644) of the three equity method investments that were spun off in the Restructuring was also reversed. ECARX also recognized interest income of US$743 (equivalent to RMB4,978) on amounts due from the VIE.
There are no adjustments on the Restructuring in the unaudited pro forma condensed combined balance sheet, because the Restructuring has been consummated prior to June 30, 2022.
Adjustments to Unaudited Pro Forma Combined Balance Sheet
The adjustments included in the unaudited pro forma condensed combined balance sheet are as follows:
1.
Reflects the reclassification of US$301,933 (equivalent to RMB2,022,378) held in COVA’s Trust Account to cash.

Under a scenario of maximum redemptions by COVA’s Public Shareholders, 30,000,000 shares are redeemed thereby reducing proceeds that become available at the closing of the Transaction by US$300,000 (equivalent to RMB2,009,430).
2.
Reflects an adjustment of US$42,000 (equivalent to RMB281,320) in association with offering costs, which includes the prepaid offering costs of US$1,050 (equivalent to RMB7,034) and the deferred underwriting costs of US$40,950 (equivalent to RMB274,286) to reduce cash for transaction costs expected to be incurred by COVA and ECARX in relation to the Business Combination, including advisory, banking, etc.

3.
Reflects the adjustment for the conversion of ECARX’s redeemable convertible preferred shares into the Class A Ordinary Shares and additional paid-in capital of the combined company, upon of the consummation of the Business Combination.

4.
Reflects the reclassification of COVA’s Ordinary Shares subject to possible redemption into ECARX Class A Ordinary Shares, at par value US$0.000005 per share. Under a maximum redemption scenario, 30,000,000 COVA’s Ordinary Shares are to be redeemed for aggregate redemption payments of US$300,000 (equivalent to RMB2,009,430).

5.
Reflects the reclassification of COVA’s permanent equity and historical accumulated deficit to additional paid-in capital of the combined company as part of the Business Combination.

6.
Represent US$34,714 (equivalent to RMB232,518) of share-based compensation expenses associated with ECARX’s restricted share units and share options that will vest upon the closing of the Transaction.

7.
Reflects the conversion of Lotus Note at the principal amount of US$10,000 (equivalent to RMB66,981) with increase to (i) Class A Ordinary Shares at the par value of US$0.000005 per share, and (ii) additional paid-in capital, assuming the conversion was completed upon the closing of the Transaction. As stipulated in the Lotus Note Purchase Agreement, in the event when ECARX consummates a public offering of Class A ordinary shares that is more than six (6) months following the issuance, the outstanding principal amount of Lotus Note shall be automatically converted to Class A Ordinary Shares at the conversion price of US$9.50. The conversion shares issued upon conversion of Lotus Note will be deemed as “restricted securities”, which cannot be freely traded absent an effective registration statement or a statutory exemption from registration.

8.
Reflects Investor Notes under scenario that the investors will not convert Investor Notes to the Class A Ordinary Shares of ECARX immediately upon the consummation of the Transaction. The aggregate principal amount of Investor Notes is US$65,000 (equivalent to RMB435,377), bearing a 5% interest rate per annum. Pursuant to the agreement, the conversion shares issued upon conversion of Investor Notes will be deemed as “restricted securities”, which cannot be freely traded absent an effective registration statement or a statutory exemption from registration. Pursuant to the convertible note purchase agreement, each holder of an Investor Note has the right to elect to have ECARX repay such Investor Note in full (including any accrued but unpaid interest thereon) if no listing is consummated within twelve (12) months following the issue date of such Investor Note.
9.
Reflects the investments from strategic investors, which are Geely Investment Holding Ltd. and Luminar Technologies, Inc., and the impact on Class A Ordinary Shares and additional paid-in capital. Pursuant to the investment agreements, assuming the investments are made in cash, ECARX will receive the cash of US$35,000 (equivalent to RMB234,434). In the case where the investment of US$20,000 from Geely Investment Holdings Ltd. were made in cash while the investment of US$15,000 from Luminar Technologies, Inc. were made with 1,918,158 shares which equal to the quotient of US$15,000 divided by US$7.82 per share, representing volume-weighted average price of Luminar’s shares listed on the Nasdaq Global Select Market for twenty (20) consecutive trading days immediately preceding September 30, 2022 when the Transaction was assumed to be closed, provided that the shares are at par value of US$0.0001 per share and no fractional shares will be issued, ECARX will record the cash of US$20,000 (equivalent to RMB133,962) and an investment of US$15,000 (equivalent to RMB100,472), instead.

The investors will make the investments upon the completion of ECARX’s merger with COVA, when ECARX will issue 2,000,000 and 1,500,000 Class A Ordinary Shares, par value US$0.000005 per share, at the issue price of US$10.00 per share to Geely Investment Holding Ltd. and Luminar Technologies, Inc., respectively. The investment amount in excess of the par value of Class A Ordinary Shares will be recorded as additional paid-in capital.
10.
Reflects the reclassification of the ECARX’s Ordinary Shares, which are held by the controlling shareholders of ECARX, into ECARX Class B ordinary shares, at par value US$0.000005, upon the consummation of Business Combination.

COVA’s warrants were exchanged into ECARX’s warrants that contained terms that were identical to the former COVA’s warrants. These warrants contain elements that preclude the instruments from equity classification. Accordingly, the fair value of the warrants is based on terms and assumptions similar to the previously issued COVA’s warrants as there are no material differences. ECARX’s warrants are currently presented at COVA’s historical value that may materially differ from their value at issuance.
COVA established the initial fair value of the Public Warrants on the date of the COVA’s initial public offering, using a Monte Carlo simulation model, and as of December 31, 2021 and September 30, 2022 by using the associated trading price of the Public Warrants. COVA established the fair value of the Private Placement Warrants on the date of the COVA’s initial public offering and on December 31, 2021 and September 30, 2022 by using a modified Monte Carlo simulation model. The Public and Private Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The Public Warrants were subsequently classified as Level 1 as the subsequent valuation was based upon the trading price of the Public Warrants.
The key inputs into the Monte Carlo simulation model for the warrants were as follows:
	December 31, 2021	September 30, 2022
Risk-free interest rate	1.09%	4.12%
Expected term to merger	0.60	0.25
Expected volatility	12.40%	0.54%
Notional Exercise price	US$1.00	US$1.00
The warrants entitled its holder to purchase one share of the Class A Ordinary Shares of the combine company at a price of US$11.50 per share.

Adjustments to Unaudited Pro Forma Combined Statement of Operations
The pro forma adjustments included in the unaudited pro forma combined statements of operations for the nine months ended June 30, 2022 of ECARX and the nine months ended September 30, 2022 of COVA, and the year ended December 31, 2021 are as follows:
A.
For the year ended December 31, 2021, represents US$35,025 (equivalent to RMB223,200) share-based compensation expenses associated with ECARX’s restricted share units and share options that vest assuming the Transaction closed on January 1, 2021. An additional of share-based compensation expenses in the amount of US$4,079 (equivalent to RMB27,321) was recorded during the nine months ended June 30, 2022, which was due to the forfeiture that occurred in the period.

B.
Reflects the reversal of accretion of redeemable convertible preferred shares to redemption value as all the preferred shares of ECARX will be convert to the Class A Ordinary Shares of the combine company upon the completion of the Business Combination, and the reversal of accretion of COVA’s Ordinary Shares subject to redemption from carrying value to redemption value.

C.
Reflects Investor Notes under scenario that the investors will not convert Investor Notes to the Class A Ordinary Shares of ECARX immediately upon the consummation of the Transaction. The aggregate principal amount of Investor Notes is US$65,000 (equivalent to RMB435,377), bearing a 5% interest rate per annum. Pursuant to the agreement, the conversion shares issued upon conversion of Investor Notes will be deemed as “restricted securities”, which cannot be freely traded absent an effective registration statement or a statutory exemption from registration.

4.
Loss Per Share

Net loss per share is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since January 1, 2021. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.
The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the year ended December 31, 2021 and the nine months ended June 30, 2022 and September 30, 2022:
	For the Year Ended December 31, 2021		For the Nine Months Ended June 30, 2022 and September 30, 2022
	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss attributable	(1,312,438)	(1,312,438)	(745,147)	(745,147)
Weighted average shares outstanding – basic and diluted	365,435,041	333,185,041	365,435,041	333,185,041
Pro forma net loss per share – basic and diluted	(3.59)	(3.94)	(2.04)	(2.24)
	Assuming No Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%
Pro Forma Shares Outstanding
ECARX Ownership(1)(2)(3)	327,935,041	89.74%	327,935,041	98.42%
COVA Public Ownership	30,000,000	8.21%	—	—
COVA Sponsor Ownership	7,500,000	2.05%	5,250,000	1.58%
	365,435,041	100.00%	333,185,041	100.00%

(1)
The pro forma diluted shares exclude ECARX’s underlying share options, shares underlying the Investor Notes because the impact would be antidilutive if they are included.

(2)
The pro forma shares outstanding include ECARX’s vested and unvested restricted share units.

(3)
The pro forma shares outstanding include shares to be issued pursuant to the exercise of Lotus Note and strategic investments upon the consummation of the Transaction.

For the purposes of applying the if-converted method for calculating diluted loss per share, it was assumed that as of the consummation of the Transactions, each COVA Warrant that was outstanding shall be converted into the right to receive a warrant relating to ECARX’s Ordinary Shares. However, since the impact of these in the loss per share calculation results in anti-dilutive, the effect of such exchange was not included in calculation of diluted loss per share.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION
The following table sets forth certain information relating to the executive officers and directors of ECARX immediately after the consummation of the Business Combination.
Directors and Executive Officers	Age	Position/Title
Ziyu Shen	38	Chairman and Chief Executive Officer
Zhenyu Li	46	Director
Ni Li	38	Director
Jim Zhang (Zhang Xingsheng)	67	Independent Director
Grace Hui Tang	63	Independent Director
Jun Hong Heng	41	Independent Director
Peter Cirino	50	Chief Operating Officer
Ramesh Narasimhan	51	Chief Financial Officer
Ziyu Shen has served as our director and Chief Executive Officer since November 2019 and our Chairman since May 2021. Mr. Shen has served as director and Chief Executive Officer of Hubei ECARX since 2017. He has also served as General Manager of Shanghai Pateo Network Technology Service Co., Ltd. from October 2012 to March 2016, and as an industry director of T-Systems P.R. China Ltd. from October 2011 to October 2012. Before joining T-Systems P.R. China Ltd., Mr. Shen worked at Shanghai OnStar Telematics Service Co., Ltd. as senior manager from August 2009 to October 2011, and worked as an engineer and then as a senior manager at Shanghai General Motors Company Limited from August 2006 to August 2008. Mr. Shen received a master’s degree in information security from Shanghai Jiao Tong University in 2008.
Zhenyu Li has served as our director since January 2020. Mr. Li, Senior Vice President of Baidu Company, General Manager of the Baidu Intelligent Driving Group (IDG), has the overall responsibility for Baidu’s autonomous vehicle business and management. Since 2007, Mr. Li has held various leadership positions within Baidu’s Technology and Artificial Intelligence divisions. In October 2015, Mr. Li built Baidu’s Autonomous Driving Unit (ADU) and led the drafting and implementation of the autonomous driving business plan. Before joining Baidu, Mr. Li worked for Huawei from 2001 to 2007, specializing in network technology development. Mr. Li received a master’s degree in 2001 and a bachelor’s degree in 1998 in Computer Science, both from Beihang University.
Ni Li has served as our director since March 2021. Ms. Li founded Hone Invest in 2017 and was the legal representative of Shanghai Kaixin Investment Co., Ltd. from September 2015 to July 2017. Ms. Li also served as an investment manager at Rothschild Holdings Co., Ltd. from January 2008 to April 2011. Ms. Li received a bachelor’s degree in financial management from the Nottingham University.
Jim Zhang (Zhang Xingsheng) has served as our director since March 2021. Mr. Zhang is the founding partner of Daotong Investment Co., Ltd. which was established in December 2013. Mr. Zhang has served as an independent director at Volvo Car Group since August 2018 and as a director at The Nature Conservancy’s North Asia Region from 2008 to 2013. Mr. Zhang also served as Chairman at Beijing Link Capital Investment Co., Ltd. from 2005 to 2008. Prior to that, Mr. Zhang held various leadership position at Asiainfo Holdings, Inc., a company previously listed on Nasdaq, from 2003 to 2005, including as its director, president, and Chief Executive Officer. Mr. Zhang served as Executive Vice President and Chief Marketing Officer at Ericsson (China) Co., Ltd. from 1990 to 2003. Mr. Zhang served as deputy manager at China Telecom Construction Corporation from 1986 to 1990 and worked as an engineer at Beijing Long Distance Telecom Office from 1977 to 1986. Mr. Zhang received his MBA from BI-Fudan MBA program offered in partnership by BI Norwegian Business School and School of Management Fudan University in 1999 and a bachelor’s degree in 1981 from Beijing University of Post and Telecommunications.
Grace Hui Tang has served as our director since March 2021. Ms. Tang was an audit partner at PricewaterhouseCoopers from 2001 to 2020 and retired from PricewaterhouseCoopers in June 2020. Ms. Tang serves as a director at Textainer Group Holdings Limited (NYSE: TGH), a company listed on the New York Stock Exchange, since July 2020 and as a director at Elkem ASA (ELK: Oslo), a company listed on the Oslo Stock Exchange, since April 2021. Ms. Tang also serves as a director at Brii Biosciences Ltd (HKG: 2137), a company listed on the Hong Kong Stock Exchange, since July 2021. Ms. Tang is a member of the AICPA and HKICPA. Ms. Tang has dedicated herself to social, welfare and educational affairs. She serves as an advisor to the Beijing Capital Market and Securities Legal Affairs Committee since March 2006 and as a supervising board member of Beijing New Sunshine Charity Foundation, a public fund that had been awarded the highest (AAAAA-grade) social evaluation qualification by the Civil Affairs Bureau, since December 2011. Ms. Tang has been an adjunct professor at the Guanghua School of Management of Peking University since 2018. Ms. Tang received a bachelor’s degree in accounting from the University of Utah in June 1982 and an MBA from Utah State University in June 1984.
Jun Hong Heng will begin service on the board of directors upon consummation of the Business Combination. Mr. Heng is Chief Executive Officer and Chief Financial Officer of COVA as well as the Chairman of COVA’s board of directors. Mr. Heng is the Founder of Crescent Cove Advisors, LP (“Crescent Cove”) and has served as Chief Investment Officer of Crescent Cove since August 2018. Mr. Heng is also the Founder of Crescent Cove Capital Management LLC and has served as its Chief Investment Officer since February 2016. Mr. Heng has also served as a member of the board of directors of Luminar Technologies, Inc. since June 2021. Prior to Crescent Cove Capital Management LLC, Mr. Heng served as Principal of Myriad Asset Management, an investment firm, from August 2011 to January 2015, where he focused on Asian credit and equity, including special situations. From June 2008 to June 2011, he served as Vice President of Argyle Street Management, a spin-off from Goldman Sachs Asian Special Situations Group. Previously, Mr. Heng served as an analyst at Morgan Stanley, where he focused on Asia, and as an analyst at Bear, Stearns & Co., where he served in a multi-disciplinary role across technology, media and telecommunications, mergers and acquisitions, and equity and debt capital markets. Mr. Heng holds a B.B.A. in Finance and Accounting from the Stephen M. Ross School of Business at the University of Michigan.
Peter Cirino has served as our Chief Operating Officer since September 2022. Mr. Cirino has more than 25 years’ experience in automotive technology and electronics having led organizations across the Americas, Europe, and Asia. Most recently, Mr. Cirilo led Aptiv’s connections systems business in the Americas. Prior to Aptiv, he led A123 Systems, an emerging lithium-ion battery business operating across China, Europe and North America. Mr. Cirino has a BS Mechanical Engineering from Cornell University and MBA from Duke University, both in the US.
Ramesh Narasimhan has served as our Chief Financial Officer since September 2022. Mr. Narasimhan is a highly experienced finance, marketing, sales and strategy executive who has worked with OEMs, distributers and retail businesses across the global automotive industry. He recently served as Chief Financial Officer for Al Futtaim, an automotive distribution and retailing company. Prior to that, he joined Nissan Australia and New Zealand as Chief Financial Officer and subsequently served as President and Managing Director for the Philippines and Thailand managing both manufacturing and distribution. Mr. Narasimhan began his career with Ford Motor Company where he worked through a number of senior financial roles. Mr. Narasimhan has an MBA from Monash University in Australia.
Board of Directors
The board of directors of ECARX will initially consist of six directors immediately after the consummation of the Business Combination. The Amended ECARX Articles provide that the minimum number of directors shall be three and the exact number of directors shall be determined from time to time by the ECARX board of directors.
A director is not required to hold any shares in ECARX by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with ECARX is required to declare the nature of his or her interest at a board meeting. Subject to Nasdaq listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director may be interested provided that (a) the nature of his/her interest is declared at a meeting of the directors, either specifically or by way of a general notice, and such director’s vote may be counted in the quorum at any meeting of directors at which any such contract or proposed contract or arrangement is considered, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee.

The directors may exercise all the powers of the company to raise or borrow money, mortgage, or charge its undertaking, property, and assets (present or future), uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, or other securities, whether outright or as collateral security for any debt, liability, or obligation of our company or of any third party.
No ECARX non-employee director has a service contract with ECARX that provides for benefits upon termination of service.
Board Committees
The ECARX board of directors will have an audit committee, a compensation committee, a nominating and corporate governance committee and a cybersecurity committee, and a charter will be adopted for each of the foregoing committees. Each committee’s members and functions are described below.
Audit Committee
The audit committee will consist of Ms. Grace Hui Tang and Mr. Jim Zhang (Zhang Xingsheng). Ms. Grace Hui Tang will be the chairperson of the audit committee. Ms. Grace Hui Tang satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Ms. Grace Hui Tang and Mr. Jim Zhang (Zhang Xingsheng) satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.
The audit committee will oversee ECARX’s accounting and financial reporting processes. The audit committee will be responsible for, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•
reviewing with the independent auditors any audit problems or difficulties and management’s response;

•
discussing the annual audited financial statements with management and the independent auditors;

•
reviewing the adequacy and effectiveness of ECARX’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•
reviewing and approving all proposed related party transactions;

•
meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with ECARX’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of ECARX’s procedures to ensure proper compliance.

Compensation Committee
The compensation committee will consist of Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang. Mr. Jim Zhang (Zhang Xingsheng) will be the chairperson of the compensation committee. Each of Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.
The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to ECARX’s directors and executive officers. ECARX’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
•
reviewing and approving, or recommending to the board for its approval, the compensation for ECARX’s chief executive officer and other executive officers;

•
reviewing and recommending to the board for determination with respect to the compensation of ECARX’s non-employee directors;

•
reviewing periodically and approving any incentive compensation or equity plans, programs similar arrangements; and

•
selecting compensation consultant, legal counsel or other advisor only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee
The nominating and corporate governance committee will consist of Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang. Mr. Jim Zhang (Zhang Xingsheng) will be the chairperson of the nominating and corporate governance committee. Each of Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.
The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become directors of ECARX and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:
•
selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

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making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

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advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Cybersecurity Committee
The cybersecurity committee will consist of Mr. Ziyu Shen and Ms. Ni Li. Mr. Ziyu Shen will be the chairperson of the cybersecurity committee.
The cybersecurity committee will assist the ECARX board of directors in ensuring that ECARX will comply with all applicable laws and regulations in mainland China on cybersecurity and national security. The cybersecurity committee will be responsible for, among other things:
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implementing safeguards and security policies on the collection, storage, transfer and dissemination of personal data and other important data in compliance with all applicable laws and regulations in mainland China on cybersecurity and national security;

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preserving the privacy of personal data and security of other important data collected, and preventing such information from being divulged, damaged, or lost;

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mitigating the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad;

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mitigating the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to information security;

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ensuring that personal data and important data collected and produced during operations in mainland China is stored within the territory of mainland China;

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reviewing and approving disclosures, transfer and dissemination of personal data and important data;

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overseeing the conduct of security assessment of information to be provided overseas, prior to the cross-border transfer of any data;

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ensuring the legality, appropriateness and necessity of the cross-border data transfer and the purpose, scope and method of the data processing activities of the relevant overseas recipient;

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ensuring that any cross-border transfer of data will not create any risk to national security, public interests, or the legitimate rights and interests of individuals or organizations that may arise from such transfer;

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ensuring that any products and services that affect or may affect national securities must be compliant with national cybersecurity review;

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maintaining the security of internet systems; and

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advising the ECARX board of director with regards to significant developments in the law and practice of cybersecurity, national security as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of cybersecurity and national security.

Duties of Directors
Under Cayman Islands law, directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the company’s best interests. Directors must also exercise their powers only for a proper purpose. Directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to ECARX, directors of ECARX must ensure compliance with ECARX’s memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. ECARX has the right to seek damages if a duty owed by its directors is breached. A shareholder may in certain circumstances have rights to seek damages in the name of the company if a duty owed by its directors is breached.
Appointment and Removal of Directors
The Amended ECARX Articles provide that all directors may be appointed by ordinary resolution and removed by ordinary resolution. The Amended ECARX Articles also provide that the directors may, so long as a quorum of directors remains in office, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of director. Directors of ECARX do not serve for a fixed term and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election.
The office of a director shall be vacated if, amongst other things, such director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors, (b) dies or is found to be or becomes of unsound mind, (c) resigns his or her office by notice in writing to ECARX, (d) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (e) is removed from office pursuant to any other provision of the Amended ECARX Articles.
Terms of Directors
A director shall hold office until such time as he or she resigns his office by notice in writing to ECARX, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the Amended ECARX Articles.
Foreign Private Issuer Status
ECARX is an exempted company limited by shares incorporated in 2019 under the laws of the Cayman Islands. After the consummation of the Business Combination, ECARX will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to ECARX on June 30, 2023. For so long as ECARX qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

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the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

ECARX will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, ECARX intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information ECARX is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, ECARX shareholders will receive less or different information about ECARX than a shareholder of a U.S. domestic public company would receive.
ECARX is a non-U.S. company with foreign private issuer status, and, after the consummation of the Business Combination, will be listed on Nasdaq. Nasdaq listing rules permit a foreign private issuer like ECARX to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is ECARX’s home country, may differ significantly from NASDAQ corporate governance listing standards. Among other things, ECARX is not required to have:
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a majority of the board of directors consist of independent directors;

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a compensation committee consisting of independent directors;

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a nominating committee consisting of independent directors; or

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regularly scheduled executive sessions with only independent directors each year.

Although not required and as may be changed from time to time, ECARX intends to have, as of the consummation of the Business Combination, a majority-independent compensation committee and nominating and corporate governance committee. Subject to the foregoing, ECARX intends to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.
Code of Business Conduct and Ethics
ECARX has adopted a Code of Business Conduct and Ethics applicable to its directors, officers and employees. ECARX seeks to conduct business ethically, honestly, and in compliance with applicable laws and regulations. ECARX’s Code of Business Conduct and Ethics sets out the principles designed to guide ECARX’s business practices — compliance, integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including chairperson and chief executive officer and chief financial officer. Relevant sections of the code also apply to members of the ECARX board of directors. ECARX expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in its code when providing goods and services to ECARX or acting on ECARX’s behalf.
Compensation of Directors and Executive Officers
For the year ended December 31, 2021, ECARX paid an aggregate of RMB3.03 million (US$0.5 million) in cash and benefits to ECARX’s executive officers as a group and it did not pay any compensation to our non-executive directors. ECARX has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers. ECARX’s mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.
For information regarding share awards granted to ECARX’s directors and executive officers, see the section entitled “— Share Incentive Plans.”
Employment Agreements and Indemnification Agreements
Each of the executive officers is party to an employment agreement with ECARX. Under these agreements, the employment of each of executive officers is for a specified time period, and may be terminated for cause, at any time and without advance notice or compensation, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination, ECARX will provide severance payments to the relevant executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The employment may also be terminated without cause upon three-month advance written notice. The executive officer may resign at any time with three-month advance written notice.
Each executive officer of ECARX has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any confidential information of ECARX or trade secrets, any confidential information or trade secrets of ECARX’s customers or prospective customers, or the confidential or proprietary information of any third party received by ECARX and for which ECARX has confidential obligations. The executive officers have also agreed to disclose in confidence to ECARX all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with ECARX and to assign all right, title, and interest in them to ECARX, and assist ECARX in obtaining and enforcing patents, copyrights, and other legal rights for these inventions, designs, and trade secrets.
In addition, each executive officer of ECARX has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (a) approach any suppliers, clients, customers, or contacts of ECARX or other persons or entities introduced to the executive officer in his or her capacity as a representative of ECARX for the purpose of doing business with such persons or entities that will harm the business relationships between ECARX and these persons or entities, (b) assume employment with or provide services to any of the competitors of ECARX, or engage, whether as principal, partner, licensor, or otherwise, any of such competitors, without the express consent of ECARX; or (c) seek directly or indirectly, to solicit the services of any employees of ECARX on or after the date of the executive officer’s termination, or in the year preceding such termination, without the express consent of ECARX.
ECARX will enter into indemnification agreements with each of its directors and executive officers. Under these agreements, ECARX may agree to indemnify its directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of ECARX.
Share Incentive Plans
The 2019 Share Incentive Plan
In December 2019, the board of directors of ECARX approved and adopted a share incentive plan which was subsequently restated and amended in December 2021 (the plan as restated and amended is referred to as the “2019 Share Incentive Plan”). The principal purpose of the 2019 Share Incentive Plan is to attract, retain and motivate selected members of the senior management, consultants, and employees of ECARX and its consolidated affiliates through the granting of share-based compensation awards.

As of the date of this proxy statement/prospectus, and without considering the effect of the Recapitalization, (i) the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 23,000,000, and (ii) awards to purchase 20,600,000 ordinary shares have been granted and outstanding.
The following paragraphs describe the principal terms of the 2019 Share Incentive Plan.
Types of awards.   The 2019 Share Incentive Plan permits the awards of restricted shares.
Plan administration.   Mr. Ziyu Shen, or any committee or person authorized by Mr. Shen, administers the 2019 Share Incentive Plan. The plan administrator determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.
Award Agreement.   Awards granted under the 2019 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the terms of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and the authority of ECARX to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility.   ECARX may grant awards to its members of the senior management, consultants, and employees.
Vesting schedule.   In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Payment for Awards.   The plan administrator determines the purchase price, as applicable, for each award, which is stated in the relevant award agreement. All or part of awards that are not fully paid will terminate after five years from the date of award, unless otherwise provided in the relevant award agreement.
Transfer restrictions.   Awards may not be transferred in any manner by the eligible participant other than in accordance with the terms of the 2019 Share Incentive Plan, or the relevant award agreement or otherwise as determined by the plan administrator. Subject to the fulfilment of stipulated conditions, participants may request for the sale of ordinary shares of ECARX underlying his/her awards in which case ECARX will have the discretion to allow the transfer of either such ordinary shares, or the relevant participant’s interests in such ordinary shares.
Termination and amendment of the 2019 Share Incentive Plan.   Unless terminated earlier, the 2019 Share Incentive Plan has a term of ten years. ECARX’s board of directors has the authority to terminate, amend, suspend or modify the 2019 Share Incentive Plan, provided that certain amendments to the plan require the approval of the shareholders of ECARX. However, unless otherwise determined by the plan administrator in good faith, no such action may adversely affect in any material way any award previously granted pursuant to the 2019 Share Incentive Plan.
The 2021 Share Incentive Plan
In July 2021, the board of directors of ECARX approved and adopted the 2021 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of ECARX’s business. The maximum aggregate number of ordinary shares that may be issued under the 2021 Share Incentive Plan is 14,084,387. As of September 30, 2022, and without considering the effect of the Recapitalization, a total of 13,280,500 ordinary shares have been granted under the 2021 Share Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.
The following paragraphs summarize the principal terms of the 2021 Share Incentive Plan.
Type of Awards.   The 2021 Share Incentive Plan permits the awards of options.
Plan Administration.   ECARX’s board of directors will administer the 2021 Share Incentive Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement.   Awards granted under the 2021 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and ECARX’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility.   ECARX may grant awards to its members of the senior management and key employees.
Vesting Schedule.   In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Options.   The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.
Transfer Restrictions.   Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Share Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator.
Termination and Amendment of the Plan.   Unless terminated earlier, the 2021 Share Incentive Plan has a term of ten years from the date of its effectiveness. ECARX’s board of directors has the authority to terminate, amend, suspend or modify the 2021 Share Incentive Plan, provided that certain amendments to the plan require the approval of the shareholders of ECARX. However, unless otherwise determined by the plan administrator in good faith, no such action may adversely affect in any material way any award previously granted pursuant to the 2021 Share Incentive Plan.
Equity Incentive Trust
Ordinary shares underlying all awards issuable under the 2019 Share Incentive Plan have been issued and are currently held by Shine Link Venture Limited (“Shine Link”), which is owned by J&H Trust. J&H Trust was established under a trust deed between Mr. Ziyu Shen and Trident Trust company (HK) Limited as the trustee, dated November 26, 2019. Through J&H Trust, interests in ordinary shares of ECARX and other rights and interests under awards granted pursuant to the 2019 Share Incentive Plan have been and may be provided to certain grant recipients. Specifically, upon the payment of purchase price and the satisfaction of vesting and other conditions, eligible participants are assigned beneficial interests in the J&H Trust corresponding to the number of ordinary shares granted to such participant under the 2019 Share Incentive Plan.
Awards Granted
No awards were granted by ECARX to its directors or executive officers in 2020, 2021 or during the six months ended June 30, 2022.

MATERIAL TAX CONSIDERATIONS
U.S. Federal Income Tax Considerations to U.S. Holders
The following is a discussion of the U.S. federal income tax considerations of the Business Combination generally applicable to U.S. Holders (as defined below) of COVA Public Shares and COVA Public Warrants (together, the “COVA Securities”). The following also discusses the U.S. federal income tax consequences generally applicable to U.S. Holders of COVA Public Shares that elect to have their COVA Public Shares redeemed for cash, and the U.S. federal income tax considerations generally applicable to U.S. Holders of the ownership and disposition of ECARX Class A Ordinary Shares and ECARX Warrants following the Business Combination. This discussion applies only to U.S. Holders of COVA Securities, ECARX Class A Ordinary Shares and/or ECARX Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the Business Combination, the redemptions of COVA Public Shares or the acquisition, ownership and disposition of ECARX Class A Ordinary Shares and ECARX Warrants. In addition, this discussion does not address any tax consequences to persons or entities that held equity interests in ECARX prior to the Business Combination. With respect to the consequences of holding ECARX Class A Ordinary Shares or ECARX Warrants, this discussion is limited to holders who acquire such ECARX Class A Ordinary Shares or ECARX Warrants in connection with the Business Combination, and with respect to ECARX Warrants, this discussion is limited to holders who hold such ECARX Warrants as a result of their ownership of COVA Public Warrants prior to and through the Business Combination. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum tax or Medicare contribution tax considerations and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Neither COVA nor ECARX has sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax considerations discussed below.
This discussion does not address all U.S. federal income tax considerations relevant to a holder’s particular circumstances. In addition, it does not address considerations relevant to holders subject to special rules, including, without limitation:
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persons that are not U.S. Holders;

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the Sponsor and its direct and indirect owners and officers or directors of COVA;

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banks, insurance companies, and certain other financial institutions;

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regulated investment companies and real estate investment trusts;

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brokers, dealers or traders in securities;

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traders in securities that elect to mark to market;

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tax-exempt organizations or governmental organizations;

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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding COVA Securities, ECARX Class A Ordinary Shares and/or ECARX Warrants, as the case may be, as part of a hedge, straddle, constructive sale or other risk reduction strategy, or as part of a conversion transaction or other integrated investment;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to COVA Public Shares, ECARX Class A Ordinary Shares and/or ECARX Warrants, as the case may be, being taken into account in an applicable financial statement;

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persons that actually or constructively own 5% or more (by vote or value) of the outstanding COVA Public Shares or, after the Business Combination, the issued ECARX Class A Ordinary Shares;

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S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

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persons subject to the “base erosion and anti-abuse” tax;

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U.S. Holders having a functional currency other than the U.S. dollar;

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persons who hold or received COVA Securities, ECARX Class A Ordinary Shares and/or ECARX Warrants, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation; and

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pension plans and tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds COVA Securities, ECARX Class A Ordinary Shares and/or ECARX Warrants, the tax treatment of an owner of such entity or arrangement will generally depend on the status of the owner, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the owners in such entities or arrangements should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT TO HOLDERS OF COVA SECURITIES DEPENDS, IN SOME INSTANCES, ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX CONSIDERATIONS OF OWNING ECARX CLASS A ORDINARY SHARES AND/OR ECARX WARRANTS FOR ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING AND/OR DISPOSING OF COVA PUBLIC SHARES, COVA WARRANTS, ECARX CLASS A ORDINARY SHARES AND/OR ECARX WARRANTS.
U.S. Holders
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of COVA Securities, ECARX Ordinary and/or ECARX Warrants, as the case may be, that is for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust if (1) a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Business Combination
Tax Consequences of the Business Combination Under Section 368(a) of the Code
The tax treatment of the Business Combination will depend on whether it qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. There are significant factual and legal uncertainties as to such qualification. For example, under Section 368(a) of the Code, the acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance bearing directly on how certain requirements for Section 368(a) of the Code would apply in the case of an acquisition of a corporation with only investment-type assets, such as COVA. Moreover, qualification of the Business Combination as a reorganization is based on certain facts that will not be known until or following the closing of the Business Combination, including the extent to which COVA Public Shareholders exercise their redemption rights, and the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will qualify as a reorganization, and neither COVA nor ECARX intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, no assurance can be given that the IRS will not challenge the Business Combination’s qualification as a reorganization or that a court will not sustain such a challenge by the IRS.
If any requirement of Section 368(a) of the Code is not met with respect to the Business Combination, a U.S. Holder of COVA Securities would generally recognize gain or loss in an amount equal to the difference, if any, between the fair market value of ECARX Class A Ordinary Shares and/or ECARX Warrants received by such U.S. Holder in the Business Combination over such U.S. Holder’s tax basis in the COVA Securities surrendered by such U.S. Holder in the Business Combination. Any gain or loss so recognized would generally be long-term capital gain or loss if the U.S. Holder had held the COVA Securities for more than one year (or short-term capital gain or loss otherwise). It is unclear, however, whether certain redemption rights (described above) may suspend the running of the applicable holding period for this purpose. Long-term capital gains of non-corporate U.S. Holders (including individuals) currently are eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. If any requirement of Section 368(a) of the Code is not satisfied, a U.S. Holder’s holding period in the ECARX Class A Ordinary Shares and/or ECARX Warrants received in the Business Combination, if any, would begin on the day following the Closing Date and would not include the holding period for the COVA Securities surrendered in exchange therefor.
U.S. Holders Exchanging COVA Securities for ECARX Class A Ordinary Shares and/or ECARX Warrants if the Business Combination Qualifies as a Reorganization
If the Business Combination qualifies as a reorganization under Section 368(a) of the Code, subject to the discussion below under the heading “— Application of the PFIC Rules to the Business Combination,” a U.S. Holder should generally not recognize gain or loss if, pursuant to the Business Combination, the U.S. Holder (i) exchanges only COVA Public Shares (but not COVA Warrants) for ECARX Class A Ordinary Shares, (ii) exchanges only COVA Warrants for ECARX Warrants, or (iii) both exchanges COVA Public Shares for ECARX Class A Ordinary Shares and exchanges COVA Warrants for ECARX Warrants.
If so, the aggregate tax basis of the ECARX Class A Ordinary Shares received by a U.S. Holder in the Business Combination should be equal to the aggregate adjusted tax basis of COVA Public Shares surrendered in exchange therefor. The tax basis in the ECARX Warrants received by a U.S. Holder in the Business Combination should be equal to the adjusted tax basis of the COVA Warrants exchanged therefor. The holding period of the ECARX Class A Ordinary Shares and/or ECARX Warrants received by a U.S. Holder in the Business Combination should include the period during which the COVA Public Shares and/or COVA Warrants, respectively, exchanged therefor were held by such U.S. Holder.
Notwithstanding the foregoing, if a U.S. Holder exercises its redemption rights to receive cash from the trust account in exchange for a portion of its COVA Public Shares (or who exercises its redemption rights with respect to all of its COVA Public Shares but maintains ownership of COVA Warrants), such redemption may be treated as integrated with the Business Combination rather than as a separate transaction. In such case, cash received by such U.S. Holder in the redemption may also be treated as taxable boot received in a “reorganization” (which, depending on the circumstances applicable such U.S. Holder, may be treated as capital gain or dividend income to the extent of COVA’s accumulated earnings and profits, in each case, taxable as described below under the heading “— U.S. Holders Exercising Redemption Rights with Respect to COVA Public Shares”). Under this characterization, such U.S. Holder may be required to recognize more gain or income than if the redemption of COVA Public Shares was treated as a separate transaction from the exchange pursuant to the Business Combination and would not be entitled to recognize any loss with respect to its redeemed COVA Public Shares.

Application of the PFIC Rules to the Business Combination
Based upon the composition of its income and assets, COVA believes that it may be considered a PFIC for its current taxable year that ends as a result of the Business Combination.
Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of COVA Public Shares in connection with the Business Combination if:
(i)   COVA were classified as a PFIC at any time during such U.S. Holder’s holding period for such COVA Public Shares; and
(ii)   the U.S. Holder had not timely made, effective from the first taxable year of its holding period of COVA Public Shares during which COVA qualified as a PFIC, either (a) a valid election to treat COVA as a “qualified electing fund” under Section 1295 of the Code (a “QEF election”) or (b) a valid “mark-to-market election” under Section 1296 of the Code, with respect to such COVA Public Shares.
The application of the PFIC rules to COVA Warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a COVA Warrant) to acquire stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that a QEF Election does not apply to options and no mark-to-market election (as described above) is currently available with respect to options. Therefore, if finalized in their current form, these proposed Treasury Regulations may require gain recognition on the exchange of COVA Warrants for ECARX Warrants pursuant to the Merger Agreement.
The tax on any such recognized gain would be imposed based on the Excess Distribution Rules, discussed below under “— Ownership and Disposition of ECARX Class A Ordinary Shares and ECARX Warrants by U.S. Holders — Passive Foreign Investment Company Rules.”
It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, U.S. Holders of COVA Public Shares that have not made a timely QEF election or a mark-to-market election and U.S. Holders of COVA Warrants may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Business Combination to the extent their COVA Public Shares and/or COVA Warrants have a fair market value in excess of their tax basis therein.
THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE BUSINESS COMBINATION ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.
U.S. Holders Exercising Redemption Rights with Respect to COVA Public Shares
In the event that a U.S. Holder’s COVA Public Shares are redeemed for cash pursuant to the redemption provisions described herein, the treatment of such redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of stock under Section 302 of the Code. Whether a redemption qualifies as a sale of stock under Section 302 of the Code will depend largely on the total number of COVA Public Shares treated as held by the U.S. Holder relative to all of the COVA Public Shares outstanding, both before and after the redemption.
The redemption of COVA Public Shares will generally be treated as a sale of stock under Section 302 of the Code (rather than a distribution) if the redemption (i) results in a “complete termination” of the

U.S. Holder’s interest in COVA, (ii) is “substantially disproportionate” with respect to the U.S. Holder or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests (determined immediately after the Business Combination) are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally takes into account not only COVA Public Shares actually owned by such U.S. Holder but also COVA Public Shares constructively owned by it. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option (including the COVA Warrants).
There will be a complete termination of a U.S. Holder’s interest if either: (i) all of the COVA Public Shares actually and constructively owned by the U.S. Holder are redeemed, or (ii) all of the COVA Public Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules set forth in the Code and Treasury Regulations, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares.
In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock actually or constructively owned by a U.S. Holder immediately following the redemption generally must be less than 80% of the voting stock actually or constructively owned by such U.S. Holder immediately prior to the redemption. Because holders of COVA Public Shares are not entitled to vote on the election of directors prior to the completion of the Business Combination, the COVA Public Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not apply.
The redemption of COVA Public Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in COVA. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in COVA will depend on such U.S. Holder’s particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate voting interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If the redemption of COVA Public Shares qualifies as a sale of stock by a U.S. Holder under Section 302 of the Code, the U.S. Holder would generally recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of COVA Public Shares redeemed. Such gain or loss would generally be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such U.S. Holder’s COVA Public Shares will generally equal the cost of such shares.
If the redemption of COVA Public Shares does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a corporate distribution. Such distribution will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s COVA Public Shares. Any remaining excess will be treated as capital gain realized on the sale or other disposition of the COVA Public Shares. After the application of the foregoing rules, any remaining tax basis a U.S. Holder has in the redeemed COVA Public Shares will be added to the adjusted tax basis in such holder’s remaining COVA Public Shares. If there are no such remaining COVA Public Shares, a U.S. Holder should consult its tax advisor as to the allocation of any remaining basis.
Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult with their own tax advisors with respect to their reporting requirements.
ALL U.S. HOLDERS OF COVA PUBLIC SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF REDEMPTION.

Ownership and Disposition of ECARX Class A Ordinary Shares and ECARX Warrants by U.S. Holders
Distributions on ECARX Class A Ordinary Shares
If ECARX makes distributions of cash or property to a U.S. Holder with respect to such holder’s ECARX Class A Ordinary Shares, such distributions will generally be treated for U.S. federal income tax purposes first as a dividend to the extent of ECARX’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in its ECARX Class A Ordinary Shares, with any excess treated as capital gain from the sale or exchange of the shares. ECARX does not intend to provide calculations of its earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which currently is taxed at the lower applicable capital gains rate, provided that:
•
the ECARX Class A Ordinary Shares are readily tradable on an established securities market in the United States, or, in the event that ECARX is deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, ECARX is eligible for benefits of the U.S.-PRC income tax treaty (the “Treaty”);

•
ECARX is neither a PFIC (as discussed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

•
ECARX is not and does not become a “surrogate foreign corporation” (within the meaning of Section 7874(a) of the Code), other than a surrogate foreign corporation which is treated as a domestic corporation under Section 7874(b) of the Code;

•
the U.S. Holder satisfies certain holding period requirements; and

•
the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurance that ECARX Class A Ordinary Shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, there can no assurance that ECARX will not be treated as a PFIC in any taxable year. See discussion below under “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ECARX Class A Ordinary Shares.
Subject to certain exceptions, dividends on ECARX Class A Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. For this purpose, dividends distributed by ECARX with respect to the ECARX Class A Ordinary Shares will generally constitute “passive category income.” In the event that ECARX is deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to withholding taxes in mainland China on dividends paid on ECARX Class A Ordinary Shares. Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, withholding taxes in mainland China on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale, Exchange, Redemption or Other Taxable Disposition of ECARX Class A Ordinary Shares or ECARX Warrants
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ECARX Class A Ordinary Shares or ECARX Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ECARX Class A Ordinary Shares or such ECARX Warrants, as applicable. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ECARX Class A Ordinary Shares or ECARX Warrants will generally be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ECARX Class A Ordinary Shares or ECARX Warrants for more than one year will generally be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized will generally be treated as U.S. source gain or loss, which will generally limit the availability of foreign tax credits.
If ECARX is deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of ECARX Class A Ordinary Shares or ECARX Warrants may be subject to income tax in mainland China and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China source income under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of ECARX Class A Ordinary Shares or ECARX Warrants. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued Treasury Regulations.
Exercise or Lapse of an ECARX Warrant
A U.S. Holder will generally not recognize gain or loss upon the acquisition of an ECARX Ordinary Share on the exercise of an ECARX Warrant for cash. A U.S. Holder’s initial tax basis in its ECARX Class A Ordinary Shares received upon exercise of the ECARX Warrant will generally equal the sum of its tax basis in the COVA Warrant exchanged therefor and the exercise price. It is unclear whether a U.S. Holder’s holding period for an ECARX Ordinary Share received upon exercise of the ECARX Warrant will commence on the date of exercise of the ECARX Warrant or the following date; in either case, such holding period will not include the period during which the U.S. Holder held the ECARX Warrant. If an ECARX Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such U.S. Holder’s tax basis in the ECARX Warrant.
The tax consequences of a cashless exercise of an ECARX Warrant are unclear under current tax law. Subject to the PFIC rules discussed under “— Passive Foreign Investment Company Rules” below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the ECARX Class A Ordinary Shares received would generally equal the U.S. Holder’s basis in the ECARX Warrants exercised therefor. If the cashless exercise is not treated as a gain realization event, it is unclear whether a U.S. Holder’s holding period in the ECARX Class A Ordinary Shares would commence on the date of exercise or the following date. If the cashless exercise were treated as a recapitalization, the holding period of the ECARX Class A Ordinary Shares would include the holding period of the ECARX Warrants exercised therefor.
It is also possible that a cashless exercise of an ECARX Warrant should be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of ECARX Class A Ordinary Shares or ECARX Warrants.” In

such event, a U.S. Holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the aggregate exercise price for the total number of warrants to be exercised. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the ECARX Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the ECARX Class A Ordinary Shares that would have been received in a regular exercise of the ECARX Warrants deemed surrendered, net of the aggregate exercise price of such ECARX Warrants and (ii) the U.S. Holder’s tax basis in such ECARX Warrants. In this case, a U.S. Holder’s aggregate tax basis in the ECARX Class A Ordinary Shares received would equal the sum of (i) the U.S. Holder’s tax basis in the ECARX Warrants deemed exercised and (ii) any gain recognized by such U.S. Holder in the exchange. It is unclear whether a U.S. Holder’s holding period in the ECARX Class A Ordinary Shares would commence on the date of exercise or the following date.
ECARX expects a U.S. Holder’s cashless exercise of ECARX Warrants (including after ECARX provides notice of its intent to redeem ECARX Warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, there can be no assurance regarding which, if any, of the alternative tax characterizations and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of ECARX Warrants.
If ECARX redeems ECARX Warrants for cash pursuant to the redemption provisions of the ECARX Warrants or if ECARX purchases ECARX Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition of such ECARX Warrants by the U.S. Holder, which will generally be subject to tax as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of ECARX Class A Ordinary Shares or ECARX Warrants.”
Possible Constructive Distributions
The terms of each ECARX Warrant provide for an adjustment to the number of ECARX Class A Ordinary Shares for which the ECARX Warrant may be exercised or to the exercise price of the ECARX Warrant in certain events. An adjustment that has the effect of preventing dilution is generally not treated as a constructive distribution. Nevertheless, a U.S. Holder of an ECARX Warrant will generally be treated as receiving a constructive distribution from ECARX if, for example, the adjustment increases the holder’s proportionate interest in ECARX’s assets or earnings and profits (e.g., through an increase in the number of ECARX Class A Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of ECARX Class A Ordinary Shares. Any such constructive distribution will generally be subject to tax as described above under “— Distributions on ECARX Class A Ordinary Shares” in the same manner as if the U.S. Holder of such ECARX Warrant had received a cash distribution from ECARX in an amount equal to the fair market value of such increased interest.
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of the ECARX Class A Ordinary Shares and/or ECARX Warrants could be materially different from that described above if ECARX is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•
at least 75% of its gross income for such year is passive income; or

•
at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, ECARX will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which ECARX owns, directly or indirectly, 25% or more (by value) of the stock.
Based on the current and anticipated value of the assets and the composition of the income and assets, including goodwill and other unbooked intangibles, of ECARX and its subsidiaries, ECARX does not currently expect to be treated as a PFIC for the taxable year that includes the Business Combination or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of the income and assets of ECARX and its subsidiaries and, thus, is subject to change. Accordingly, there can be no assurance that ECARX or any of its subsidiaries will not be treated as a PFIC for any taxable year. Furthermore, fluctuations in the market price of the ECARX Class A Ordinary Shares may cause ECARX to be classified as a PFIC for the taxable year that includes the Business Combination or future taxable years because the value of its assets, including goodwill and other unbooked intangibles, for purposes of the asset test may be determined by reference to the market price of the ECARX Class A Ordinary Shares from time to time (which may be volatile). Among other matters, if ECARX’s market capitalization subsequently declines, it may be or become classified as a PFIC for the taxable year that includes the Business Combination or future taxable years. Furthermore, under circumstances where ECARX’s income from activities that produce passive income significantly increases relative to income from activities that produce non-passive income, or where ECARX determines not to deploy significant amounts of cash for active purposes, ECARX’s risk of becoming classified as a PFIC may substantially increase.
The discussion above under “— Distributions on ECARX Class A Ordinary Shares” and “— Sale, Exchange, Redemption or Other Taxable Disposition of ECARX Class A Ordinary Shares or ECARX Warrants” is written on the basis that ECARX will not be or become classified as a PFIC for U.S. federal income tax purposes.
If ECARX is classified as a PFIC for any taxable year during which a U.S. Holder holds the ECARX Class A Ordinary Shares and/or ECARX Warrants, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that ECARX makes to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ECARX Class A Ordinary Shares and/or ECARX Warrants), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the ECARX Class A Ordinary Shares and/or ECARX Warrants (the “Excess Distribution Rules”). Under these special tax rules:
•
the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ECARX Class A Ordinary Shares and/or ECARX Warrants;

•
the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which ECARX is a PFIC, each a pre-PFIC year, will be taxable as ordinary income; and

•
the amount allocated to each prior taxable year, other than the taxable year of the distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If ECARX is classified as a PFIC for any taxable year during which a U.S. Holder holds ECARX Class A Ordinary Shares and/or ECARX Warrants and any of the non-U.S. subsidiaries or other corporate entities in which ECARX owns equity interests are also classified as a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of ECARX’s subsidiaries.
As an alternative to Excess Distribution Rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. If a valid mark-to-market election is made with respect to the ECARX Class A Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that ECARX is classified as a PFIC the excess, if any, of the fair market value of the ECARX Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such ECARX Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ECARX Class A Ordinary Shares held at the end of the taxable year over the fair market value of such ECARX Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ECARX Class A Ordinary

Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, any gain recognized upon the sale or other disposition of the ECARX Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The ECARX Class A Ordinary Shares, which are expected to be listed on the Nasdaq Global Select Market, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules.
Because a mark-to-market election cannot technically be made for any lower-tier PFICs that ECARX may own, a U.S. Holder may continue to be subject to the Excess Distribution Rules with respect to such U.S. Holder’s indirect interest in any investments held by ECARX that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
ECARX does not intend to provide information necessary for U.S. Holders to make QEF elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
A U.S. Holder of a PFIC generally is required to file an IRS Form 8621 on an annual basis. U.S. Holders are strongly encouraged to consult their own tax advisors regarding the application of the PFIC rules and the associated reporting requirements to their particular circumstances.
Foreign Financial Asset Reporting
Certain U.S. Holders may be required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000 at the end of a taxable year or $75,000 at any time during a taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds). COVA Securities, ECARX Class A Ordinary Shares and ECARX Warrants are expected to constitute foreign financial assets subject to these requirements unless COVA Securities, ECARX Class A Ordinary Shares and ECARX Warrants are held in an account at certain financial institutions. U.S. Holders should consult their own tax advisors regarding the application of these reporting requirements.
Information Reporting and Backup Withholding
Information reporting requirements may apply to cash received in redemption of COVA Public Shares, distributions on the ECARX Class A Ordinary Shares, and the proceeds received on sale or other taxable disposition of the COVA Securities, the ECARX Class A Ordinary Shares or ECARX Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.
The preceding discussion of certain material U.S. federal tax considerations is for general information purposes only. It is not tax advice to holders of COVA Securities, ECARX Class A Ordinary Shares or ECARX Warrants. Each such holder should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax considerations of purchasing, holding, and disposing of COVA Securities, ECARX Class A Ordinary Shares or ECARX Warrants, including the consequences of any proposed change in applicable law.

Cayman Islands Tax Considerations
The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.
Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the COVA Public Shares and ECARX Class A Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws:
Payments of dividends and capital in respect of COVA Securities and ECARX Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of COVA Public Shares or ECARX Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of the COVA Public Shares or ECARX Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of COVA Securities or ECARX Securities or on an instrument of transfer in respect of COVA Securities or ECARX Securities.
Both COVA and ECARX have been incorporated under the laws of the Cayman Islands as exempted companies with limited liability and, as such, have obtained undertakings from the Governor in Cabinet of the Cayman Islands in the following form:
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, the Governor in Cabinet undertakes with COVA:
(a)
that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to COVA or its operations; and

(b)
in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)
on or in respect of the shares, debentures or other obligations of COVA; or

(ii)
by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act.

These concessions shall be for a period of 20 years from December 16, 2020.
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with ECARX that:
(a)
no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to ECARX or its operations; and

(b)
in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)
on or in respect of the shares, debentures or other obligations of ECARX; or

(ii)
by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Act.

The concessions apply for a period of 20 years from February 18, 2022.
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to ECARX levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

DESCRIPTION OF ECARX SECURITIES
The following description of the material terms of the securities of ECARX includes a summary of specified provisions of the Amended ECARX Articles that will be in effect on the Closing Date and immediately prior to the First Effective Time. This description is qualified by reference to the Amended ECARX Articles as will be in effect on the Closing Date and immediately prior to the First Effective Time. In this section, the terms “we”, “our” or “us” refer to ECARX following the consummation of the Business Combination, and all capitalized terms used in this section are as defined in the Amended ECARX Articles, unless elsewhere defined herein.
ECARX is a Cayman Islands exempted company with limited liability and immediately following the consummation of the Business Combination its affairs will be governed by the Amended ECARX Articles, the Cayman Islands Companies Act, and the common law of the Cayman Islands.
ECARX’s authorized share capital consists of 10,000,000,000 shares of a par value of US$0.000005 each, consisting of 8,000,000,000 ECARX Class A Ordinary Shares, 1,000,000,000 ECARX Class B Ordinary Shares and 1,000,000,000 shares of a par value of US$0.000005 each of such class or classes (however designated) as the ECARX board of directors may determine in accordance with the Amended ECARX Articles. All ECARX Ordinary Shares issued and outstanding at the consummation of the Business Combination will be fully paid and non-assessable.
The Amended ECARX Articles will become effective on the Closing Date and immediately prior to the First Effective Time. The following are summaries of material provisions of the Amended ECARX Articles and the Cayman Islands Companies Act insofar as they relate to the material terms of the ECARX Ordinary Shares.
Ordinary Shares
General
Holders of ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares will generally have the same rights except for voting, conversion and director appointment and removal rights. ECARX will maintain a register of its shareholders and a shareholder will only be entitled to a share certificate if the board of directors of ECARX resolves that share certificates be issued.
We estimate that, immediately after the Closing, (i) the existing shareholders of ECARX will own 87.7% of the issued and outstanding ECARX Ordinary Shares (and Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen, founders of ECARX, will own 43.1% and 6.2% of the outstanding ECARX Ordinary Shares, respectively, representing 76.1% of ECARX Holdings’ total voting power, and collectively own all of the outstanding ECARX Class B Ordinary Shares), (ii) COVA Public Shareholders will own 7.7% of the outstanding ECARX Ordinary Shares, and (iii) the Sponsor will own 1.9% of the outstanding ECARX Ordinary Shares, assuming (a) none of the COVA Public Shareholders exercise their redemption rights, (b) no COVA shareholder exercises its dissenters’ rights, (c) the Strategic Investments are fully funded at the Closing, (d) the Lotus Note is fully converted into ECARX Ordinary Shares at a conversion price of US$9.50 per share, and the principal amount of the Investor Notes is fully converted into ECARX Ordinary Shares at a conversion price of US$11.50 per share, and (e) 16,617,591 shares reserved for the share options of ECARX prior to the date of the Merger Agreement (after considering the impact of the Recapitalization) are issued, and excluding shares underlying the COVA Public Warrants and COVA Private Warrants.
Although Mr. Li and Mr. Shen will control the voting power of all of the issued and outstanding ECARX Class B Ordinary Shares immediately following the consummation of the Business Combination, their controls over those shares are not permanent and are subject to reduction or elimination. As further described below, upon any transfer of ECARX Class B Ordinary Shares by a holder thereof to any person which is not Mr. Li or Mr. Shen or an affiliate of them, those shares will automatically and immediately convert into ECARX Class A Ordinary Shares.
Dividends
The holders of ECARX Ordinary Shares will be entitled to such dividends as the board of directors may in its discretion lawfully declare from time to time, or as ECARX shareholders may declare by ordinary resolution. ECARX Class A Ordinary and ECARX Class B Ordinary Shares rank equally as to dividends and other distributions. Dividends may be paid either in cash or in specie.
Voting Rights
In respect of all matters upon which holders of ECARX Ordinary Shares are entitled to vote, each ECARX Class A Ordinary Share will be entitled to one vote and each ECARX Class B Ordinary Share will be entitled to ten votes. Voting at any meeting of shareholders will be decided by way of a poll and not by way of a show of hands. A poll shall be taken in such manner as the chairperson of the meeting directs and the result of a poll shall be deemed to be the resolution of the meeting.
ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares will vote together on all matters as a single class except as otherwise required by law. An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast, including by all holders of a specific class of shares, if applicable, while a special resolution will require not less than two-thirds of votes cast. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association.
Optional and Mandatory Conversion
Each ECARX Class B Ordinary Share will be convertible into one ECARX Class A Ordinary Share at any time at the option of the holder thereof. ECARX Class A Ordinary Shares will not be convertible into ECARX Class B Ordinary Shares under any circumstances.
Upon any transfer of ECARX Class B Ordinary Shares by a holder thereof to any person which is not a Co-Founder or a Co-Founder Affiliate, each such ECARX Class B Ordinary Share will automatically and immediately convert into one ECARX Class A Ordinary Share.
Transfer of Ordinary Shares
Subject to applicable laws, including securities laws, and the restrictions contained in the Amended ECARX Articles and to any lock-up agreements to which an ECARX shareholder may be a party, any ECARX shareholders may transfer all or any of their ECARX Class A Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by the board of directors of ECARX.
ECARX Class B Ordinary Shares may be transferred only to a Co-Founder or a Co-Founder Affiliate and any ECARX Class B Ordinary Shares transferred otherwise will be converted into ECARX Class A Ordinary Shares as described above. See “— Optional and Mandatory Conversion.”
The board of directors of ECARX may decline to register any transfer of any share in the event that any of the following is known by the directors not to be both applicable and true with respect to such transfer:
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the instrument of transfer is lodged with ECARX, or the designated transfer agent or share registrar, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as the board of directors of ECARX may reasonably require to show the right of the transferor to make the transfer;

•
the instrument of transfer is in respect of only one class of shares;

•
the instrument of transfer is properly stamped, if required;

•
in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or

•
a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the board of directors of ECARX may from time to time require, is paid to ECARX in respect thereof.

If the board of directors of ECARX refuses to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal stating the facts which are considered to justify the refusal to register the transfer.

Liquidation
The ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares will rank equally upon occurrence of any liquidation or winding up of ECARX, in the event of which ECARX’s assets will be distributed to, or the losses will be borne by, shareholders in proportion to the par value of the shares held by them.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
The board of directors of ECARX may from time to time make calls upon shareholders for any amounts unpaid on their ECARX Ordinary Shares. The ECARX Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.
Redemption of Ordinary Shares
Subject to the provisions of the Cayman Islands Companies Act, ECARX may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or ECARX. The redemption of such shares will be effected in such manner and upon such other terms as ECARX may, by either the board of directors of ECARX or by the shareholders by ordinary resolution, determine before the issue of the shares.
Variations of Rights of Shares
If at any time the share capital of ECARX is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class where at least one-third (1/3) in nominal or par value amount of the issued shares of that class are present (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are Present shall form a quorum).
General Meetings of Shareholders
ECARX may (but shall not be obliged to) in each calendar year hold an annual general meeting. The annual general meeting shall be held at such time and place as the board of directors of ECARX may determine. At least seven calendar days’ notice shall be given for any general meeting. The chairperson of our board of directors or the board of directors of ECARX may call extraordinary general meetings. The board of directors of ECARX must convene an extraordinary general meeting upon the requisition of shareholders holding at least one third of the votes that may be cast at such meeting. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of ECARX Class B Ordinary Shares shall be required in any event.
Inspection of Books and Records
The board of directors of ECARX will determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books of ECARX will be open to the inspection by ECARX shareholders, and no ECARX shareholder will otherwise have any right of inspecting any account or book or document of ECARX except as required by law or authorized by the board of directors of ECARX or ECARX shareholders by special resolution.
Changes in Capital
ECARX may from time to time by ordinary resolution:
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increase its share capital by new shares of such amount as it thinks expedient;

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consolidate and divide all or any share capital into shares of a larger amount than existing shares;

•
sub-divide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

•
cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

ECARX may by special resolution reduce its share capital or any capital redemption reserve fund in any manner permitted by the Cayman Islands Companies Act.
Warrants
Upon the consummation of the Business Combination, each COVA Warrant outstanding immediately prior will be assumed by ECARX and converted into an ECARX Warrant. Each ECARX Warrant will continue to have and be subject to substantially the same terms and conditions as were applicable to such COVA Warrant immediately prior to the consummation of the Business Combination (including any repurchase rights and cashless exercise provisions). A summary description of the existing COVA Warrants is set forth below.
Public COVA Warrants
Each whole COVA Warrant entitles the registered holder to purchase one COVA Public Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the IPO and 30 days after the completion of COVA’s initial business combination, except as discussed in the immediately succeeding paragraph. Pursuant to the COVA warrant agreement, a COVA Warrant holder may exercise its COVA Warrants only for a whole number of COVA Public Shares. This means only a whole COVA Warrant may be exercised at a given time by a COVA Warrant holder. No fractional COVA Warrants will be issued upon separation of Units and only whole COVA Warrants will trade. Accordingly, unless an investor purchases at least two Units, they will not be able to receive or trade a whole COVA Warrant. The COVA Warrants will expire five years after the completion of COVA’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
COVA will not be obligated to deliver any COVA Public Shares pursuant to the exercise of a COVA Warrant and will have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to the COVA Public Shares underlying the COVA Warrants is then effective and a prospectus relating thereto is current, subject to COVA satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No COVA Warrant will be exercisable for cash or on a cashless basis, and COVA will not be obligated to issue a COVA Public Share upon exercise of a COVA Warrant unless the COVA Public Share issuable upon such COVA Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the COVA Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a COVA Warrant, the holder of such COVA Warrant will not be entitled to exercise such COVA Warrant and such COVA Warrant may have no value and expire worthless. In no event will COVA be required to net cash settle any COVA Warrant. In the event that a registration statement is not effective for the exercised COVA Warrants, the purchaser of a Unit containing such COVA Warrant will have paid the full purchase price for the Unit solely for the COVA Public Share underlying such Unit.
COVA has agreed that as soon as practicable, but in no event later than 20 business days after the closing of its initial business combination, COVA will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the COVA Public Shares issuable upon exercise of the COVA Warrants, and it will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of its initial business combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those COVA Public Shares until the COVA Warrants expire or are redeemed, as specified in the COVA warrant agreement. If the COVA Public Shares are at the time of any exercise of a COVA Warrant are not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, COVA may, at its option, require holders of public COVA Warrants who exercise their COVA Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event COVA so elects, it will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the COVA Public Shares issuable upon exercise of the COVA Warrants is not effective by the 60 day after the closing of the initial business combination, COVA Warrant holders may, until such time as there is an effective registration statement and during any period when COVA will have failed to maintain an effective registration statement, exercise COVA Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption; provided that if the exemption under Section 3(a)(9) of the Securities Act, or another exemption, is not available, holders will not be able to exercise their COVA Warrants on a cashless basis.
In the case of a cashless exercise, each holder would pay the exercise price by surrendering the COVA Warrants for that number of COVA Public Shares equal to the quotient obtained by dividing (x) the product of the number of COVA Public Shares underlying the COVA Warrants, multiplied by the excess of the “fair market value” less the exercise price of the COVA Warrants by (y) the fair market value. The “fair market value” as used in this paragraph means the volume-weighted average price of the COVA Public Shares as reported during the 10 trading day period ending on the trading day prior to the date on which the notice of exercise is received by the COVA Warrant agent.
A holder of a COVA Warrant may notify COVA in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such COVA Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the COVA warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the COVA Public Shares issued and outstanding immediately after giving effect to such exercise.
Redemption of COVA Warrants when the price per COVA Public Share equals or exceeds $18.00.   Once the COVA Warrants become exercisable, COVA may redeem the outstanding COVA Warrants (except as described herein with respect to the private placement COVA Warrants):
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in whole and not in part;

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at a price of $0.01 per COVA Warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each COVA Warrant holder; and

•
if, and only if, the closing price of the COVA Public Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a COVA Warrant as described under the heading “— Warrants — Public Shareholders’ Warrants —Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before COVA sends the notice of redemption to the COVA Warrant holders.

If and when the COVA Warrants become redeemable by COVA, it may not exercise its redemption right if the issuance of COVA Public Shares upon exercise of the COVA Warrants is not exempt from registration or qualification under applicable state blue sky laws or COVA is unable to effect such registration or qualification.
COVA has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the COVA Warrant exercise price. If the foregoing conditions are satisfied and COVA issues a notice of redemption of the COVA Warrants, each COVA Warrant holder will be entitled to exercise his, her or its COVA Warrant prior to the scheduled redemption date. However, the price of the COVA Public Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a COVA Warrant as described below under the heading “— Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) COVA Warrant exercise price after the redemption notice is issued.

If COVA calls the COVA Warrants for redemption as described above, COVA management will have the option to require any holder that wishes to exercise its COVA Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their COVA Warrants on a “cashless basis,” COVA management will consider, among other factors, COVA’s cash position, the number of COVA Warrants that are outstanding and the dilutive effect on its shareholders of issuing the maximum number of COVA Public Shares issuable upon the exercise of the COVA Warrants. If COVA management takes advantage of this option, all holders of COVA Warrants would pay the exercise price by surrendering their COVA Warrants for that number of COVA Public Shares equal to the quotient obtained by dividing (x) the product of the number of COVA Public Shares underlying the COVA Warrants, multiplied by the difference between the exercise price of the COVA Warrants and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” means the average reported last sale price of the COVA Public Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of COVA Warrants. If COVA management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of COVA Public Shares to be received upon exercise of the COVA Warrants, including the “fair market value” in such case.
Anti-dilution Adjustments.   If the number of outstanding COVA Public Shares is increased by a capitalization or share dividend payable in COVA Public Shares, or by a subdivision of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, subdivision or similar event, the number of COVA Public Shares issuable on exercise of each COVA Warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase COVA Public Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of COVA Public Shares equal to the product of (i) the number of COVA Public Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for COVA Public Shares) and (ii) one minus the quotient of (x) the price per COVA Public Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for COVA Public Shares, in determining the price payable for COVA Public Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of COVA Public Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the COVA Public Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if COVA, at any time while the COVA Warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the COVA Public Shares on account of such COVA Public Shares (or other securities into which the COVA Warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the COVA Public Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of COVA Public Shares issuable on exercise of each COVA Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of COVA Public Shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of COVA Public Shares in connection with a shareholder vote to amend the amended and restated memorandum and articles of association (A) to modify the substance or timing of COVA’s obligation to provide holders of the COVA Public Shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of the public shares if COVA does not complete the initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to the rights of holders of the COVA Public Shares, or (e) in connection with the redemption of the public shares upon COVA’s failure to complete an initial business combination, then the COVA Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each COVA Public Share in respect of such event.

If the number of outstanding COVA Public Shares is decreased by a consolidation, combination or reclassification of COVA Public Shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of COVA Public Shares issuable on exercise of each COVA Warrant will be decreased in proportion to such decrease in outstanding COVA Public Shares.
Whenever the number of COVA Public Shares purchasable upon the exercise of the COVA Warrants is adjusted, as described above, the COVA Warrant exercise price will be adjusted by multiplying the COVA Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of COVA Public Shares purchasable upon the exercise of the COVA Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of COVA Public Shares so purchasable immediately thereafter.
In addition, if (x) COVA issues additional COVA Public Shares or equity-linked securities for capital raising purposes in connection with the closing of the initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by COVA’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the COVA Public Shares during the 20 trading day period starting on the trading day prior to the day on which COVA consummates its initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the COVA Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of COVA Warrants when the price per COVA Public Share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
In case of any reclassification or reorganization of the outstanding COVA Public Shares (other than those described above or that solely affects the par value of such COVA Public Shares), or in the case of any merger or consolidation of COVA with or into another corporation (other than a consolidation or merger in which COVA is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding COVA Public Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of COVA as an entirety or substantially as an entirety in connection with which COVA is dissolved, the holders of the COVA Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the COVA Warrants and in lieu of the COVA Public Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of COVA Public Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the COVA Warrants would have received if such holder had exercised their COVA Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each COVA Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by shareholders of the company as provided for in the company’s amended and restated memorandum and articles of association or as a result of the redemption of COVA Public Shares by the company if a proposed initial business combination is presented to the shareholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than

50% of the issued and outstanding COVA Public Shares, the holder of a COVA Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such COVA Warrant holder had exercised the COVA Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the COVA Public Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the COVA warrant agreement. If less than 70% of the consideration receivable by the holders of COVA Public Shares in such a transaction is payable in the form of COVA Public Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the COVA Warrant properly exercises the COVA Warrant within 30 days following public disclosure of such transaction, the COVA Warrant exercise price will be reduced as specified in the COVA warrant agreement based on the Black-Scholes value (as defined in the COVA warrant agreement) of the COVA Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the COVA Warrants when an extraordinary transaction occurs during the exercise period of the COVA Warrants pursuant to which the holders of the COVA Warrants otherwise do not receive the full potential value of the COVA Warrants. The purpose of such exercise price reduction is to provide additional value to holders of the COVA Warrants when an extraordinary transaction occurs during the exercise period of the COVA Warrants pursuant to which the holders of the COVA Warrants otherwise do not receive the full potential value of the COVA Warrants.
The COVA Warrants were issued in registered form under a COVA warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and COVA. The COVA warrant agreement provides that the terms of the COVA Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the COVA warrant agreement to the description of the terms of the COVA Warrants and the COVA warrant agreement set forth in this prospectus, or defective provision (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the COVA warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the COVA warrant agreement as the parties to the COVA warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the COVA Warrants, provided that the approval by the holders of at least 65% of the then-outstanding public COVA Warrants is required to make any change that adversely affects the interests of the registered holders. COVA and ECARX expect to amend the COVA warrant agreement or enter into a new warrant agreement in order to effect the provisions described herein regard the COVA Warrants to the ECARX Warrants and provide the same rights, preferences and privileges to such ECARX Warrant holders following Closing.
The COVA Warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their COVA Warrants and receive COVA Public Shares. After the issuance of COVA Public Shares upon exercise of the COVA Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional COVA Warrants will be issued upon separation of the Units and only whole COVA Warrants will trade. If, upon exercise of the COVA Warrants, a holder would be entitled to receive a fractional interest in a share, COVA will, upon exercise, round down to the nearest whole number the number of COVA Public Shares to be issued to the COVA Warrant holder.
Private Placement Warrants
Except as described below, the private placement COVA Warrants have terms and provisions that are identical to those of the COVA Warrants being sold as part of the Units in the IPO. The private placement COVA Warrants (including the COVA Public Shares issuable upon exercise of the private placement COVA Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the initial business combination (except pursuant to limited exceptions to COVA’s officers and directors and other persons or entities affiliated with the initial purchasers of the private placement COVA Warrants) and they will not be redeemable by COVA so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the private placement COVA Warrants on a cashless basis. If the private placement COVA Warrants are held by holders other than the Sponsor or its permitted transferees, the private placement COVA Warrants will be redeemable by COVA in all redemption scenarios and exercisable by the holders on the same basis as the COVA Warrants included in the Units. Any amendment to the terms of the private placement COVA Warrants or any provision of the COVA warrant agreement with respect to the private placement COVA Warrants will require a vote of holders of at least 65% of the number of the then outstanding private placement COVA Warrants.
If holders of the private placement COVA Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its COVA Warrants for that number of COVA Public Shares equal to the quotient obtained by dividing (x) the product of the number of COVA Public Shares underlying the COVA Warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the COVA Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the COVA Public Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of COVA Warrant exercise is sent to the COVA Warrant agent. The reason that COVA agreed that these COVA Warrants will be exercisable on a cashless basis so long as they are held by the Sponsor and its permitted transferees is because it is not known at this time whether they will be affiliated with COVA following a business combination. If they remain affiliated with COVA, their ability to sell COVA securities in the open market will be significantly limited. COVA has policies in place that restrict insiders from selling COVA securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell COVA securities, an insider cannot trade in COVA securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their COVA Warrants and sell the COVA Public Shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, COVA believes that allowing the holders to exercise such COVA Warrants on a cashless basis is appropriate.
In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of COVA’s officers and directors may, but are not obligated to, loan COVA funds as may be required. Up to $1,000,000 of such loans may be convertible into COVA Warrants of the post business combination entity at a price of $1.00 per COVA Warrant at the option of the lender. Such COVA Warrants would be identical to the private placement COVA Warrants.
Exempted Company
ECARX is an exempted company with limited liability incorporated under the laws of Cayman Islands. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•
an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•
an exempted company’s register of members is not open to inspection;

•
an exempted company does not have to hold an annual general meeting;

•
an exempted company may issue no par value shares;

•
an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•
an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
an exempted company may register as a limited duration company; and

•
an exempted company may register as a segregated portfolio company.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
This section describes the material differences between the rights of COVA shareholders before the consummation of the Business Combination, and the rights of ECARX shareholders after the Business Combination. These differences in shareholder rights result from the differences between the respective governing documents of COVA and ECARX.
This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. COVA shareholders are urged to carefully read the relevant provisions of the Amended ECARX Articles that will be in effect as of consummation of the Business Combination (which form is included as Annex B to this proxy statement/prospectus). References in this section to the Amended ECARX Articles are references thereto as they will be in effect upon consummation of the Business Combination. However, the Amended ECARX Articles may be amended at any time prior to consummation of the Business Combination by mutual agreement of COVA and ECARX or after the consummation of the Business Combination by amendment in accordance with their terms. If the Amended ECARX Articles are amended, the below summary may cease to accurately reflect the Amended ECARX Articles as so amended.
COVA	ECARX
Authorized Share Capital
COVA’s authorized share capital is US$55,500 divided into 500,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, 50,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.
Subject to the COVA Articles, each COVA Public Share and COVA Founder Share shall be entitled to one vote on all matters subject to a vote of the shareholders.
ECARX’s authorized share capital is US$50,000 divided into 10,000,000,000 shares comprising of (i) 8,000,000,000 Class A Ordinary Shares of a par value of US$0.000005 each, (ii) 1,000,000,000 Class B Ordinary Shares of a par value of US$0.000005 each, and (iii) 1,000,000,000 shares of a par value of US$0.000005 each of such class or classes (however designated) as the ECARX board of directors may determine in accordance with the Amended ECARX Articles.
Each ECARX Class A Ordinary Share shall be entitled to one vote on all matters subject to a vote of the shareholders, and each ECARX Class B Ordinary Share shall be entitled to ten votes on all matters subject to a vote of the shareholders.

Rights of Preference Shares
Subject to the COVA Articles, the directors may issue preference shares in one or more series from time to time with such voting rights, designations, powers, preferences or other special rights and any qualifications, limitations and restrictions as determined by the directors in their sole discretion from time to time.	Subject to the Amended ECARX Articles, the directors may issue, out of the authorized share capital of ECARX (other than authorized but unissued ECARX Ordinary Shares), series of preference shares in their absolute discretion and without approval of ECARX shareholders and to establish the number of shares to constitute such series and any voting rights, powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions of such series.
Number and Qualification of Directors

The board of directors must consist of no less than one director and the exact number of directors shall be determined from time to time by the board of directors.
Directors will not be required to hold any shares in COVA.

The board of directors must consist of no less than three directors and the exact number of directors shall be determined from time to time by the board of directors.
Directors will not be required to hold any shares in ECARX.

COVA	ECARX
Election/Removal of Directors

Prior to an initial Business Combination, only holders of COVA Founder Shares will have the right to vote on the appointment of directors. Prior to the completion of an initial Business Combination, holders of a majority of COVA Founder Shares may remove a director for any reason.
Prior to the closing of an initial Business Combination, holders of COVA Public Shares shall have no right to vote on the appointment or removal of any director.

The directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of directors.
ECARX Class A Ordinary Shares and ECARX Class B Ordinary Shares voting together as a single class may by ordinary resolution appoint any person to be a director and may in like manner remove any director and may appoint another person to replace that director.

Cumulative Voting
Holders of COVA Shares will not have cumulative voting rights.	Holders of ECARX Ordinary Shares will not have cumulative voting rights.
Vacancies on the Board of Directors

The office of any director shall be vacated if:
(a) the director gives notice in writing to COVA that he resigns the office of director;
(b) the director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that he has by reason of such absence vacated office;
(c) the director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;
(d) the director is found to be or becomes of unsound mind; or
(e) all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the COVA Articles or by a resolution in writing signed by all of the other directors.

The office of any director shall be vacated if:
(a) such director resigns their office by notice in writing to ECARX;
(b) such director becomes bankrupt or makes any arrangement or composition with such director’s creditors generally;
(c) such director dies or is found to be or becomes of unsound mind;
(d) such director without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; or
(e) such director is removed from office by ordinary resolution, pursuant to the provisions summarized under “Election/Removal of Directors” above.

Amendment to Articles of Association
The COVA Articles may only be amended by shareholders by a special resolution of the shareholders in the manner prescribed by the Companies Act, provided that, prior to the closing of an initial Business Combination, Article 29.1 (regarding the appointment and removal of directors prior to an initial Business Combination) may only be amended by a special resolution of the shareholders (which shall include a simple majority of the holders of COVA Founder Shares).	The Amended ECARX Articles may only be amended by shareholders by a special resolution of the shareholders in the manner prescribed by the Companies Act.

COVA	ECARX
Quorum

Shareholders.   A quorum will be present at a COVA extraordinary general meeting if holders of a majority of the issued and outstanding COVA Shares entitled to vote at such extraordinary general meeting are present in person or are represented at such extraordinary general meeting or by proxy.
Board of Directors.   The quorum for the transaction of the business of the COVA board of directors may be fixed by the directors, and unless so fixed shall be a majority of the directors then in office.

Shareholders.   One or more shareholders holding in the aggregate of no less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at general meeting present shall be a quorum for such general meeting of ECARX; provided, that the presence in person or by proxy of holders of a majority of ECARX Class B Ordinary Shares shall be required in any event.
Board of Directors.   The quorum for the transaction of the business of the ECARX Board may be fixed by the directors, and unless so fixed shall be a majority of the directors then in office, including the chairperson.

Shareholder Meetings

COVA may (but shall not be obliged to) hold an annual general meeting in each calendar year and will specify the meeting as such in the notices calling it. The annual general meeting will be held at such time and place as the directors may determine.
The chairperson or the directors may call general meetings. COVA shareholders do not have the ability to call or requisition general meetings.

ECARX may (but shall not be obliged to) hold an annual general meeting in each calendar year and will specify the meeting as such in the notices calling it. The annual general meeting will be held at such time and place as the directors may determine.
The chairperson or the directors may call general meetings, and must convene an extraordinary general meeting at the requisition of upon the requisition of shareholders holding at least one-third (1/3) of the votes that may be cast at such meeting.

Notice of Shareholder Meetings

At least five calendar days’ notice will be given for any general meeting. Every notice will be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and will specify the place, the day and the hour of the meeting and the general nature of the business and will be given in the manner mentioned in the COVA Articles or in such other manner as may be prescribed by COVA; provided that a general meeting of COVA will, whether or not the notice has been given and whether or not the provisions of the COVA Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:
(a) in the case of an annual general meeting, by all shareholders (or their proxies) entitled to attend and vote thereat; and
(b) in the case of an extraordinary general meeting, by a majority of the shareholders having a right to attend and vote at the meeting and present at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

At least seven calendar days’ notice will be given for any general meeting. Every notice will be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and will specify the place, the day and the hour of the meeting and the general nature of the business and will be given in the manner mentioned in the Amended ECARX Articles or in such other manner as may be prescribed by ECARX; provided that a general meeting of ECARX will, whether or not the notice has been given and whether or not the provisions of the Amended ECARX Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:
(a) in the case of an annual general meeting, by all shareholders (or their proxies) entitled to attend and vote thereat; and
(b) in the case of an extraordinary general meeting, by a majority of the shareholders having a right to attend and vote at the meeting and present at the meeting.

Indemnification, liability insurance of Directors and Officers
Every director and officer, for the time being and from time to time of COVA (but not including	Every director and officer, for the time being and from time to time of ECARX (but not including

COVA	ECARX

COVA’s auditors), will be indemnified out of the assets of COVA against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur in or about the conduct of COVA’s business or affairs or in the execution or discharge of his duties other than by reason of such indemnified person’s actual fraud, willful neglect or willful default.
The directors on behalf of COVA, shall have the power to purchase and maintain insurance for the benefit of any person who is or was a director or officer of COVA indemnifying them against any liability which may lawfully be insured against by COVA.

ECARX’s auditors), will be indemnified out of the assets of ECARX against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur in or about the conduct of ECARX’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties other than by reason of such indemnified person’s own dishonesty, fraud or willful default.
The directors on behalf of ECARX, shall have the power to purchase and maintain insurance for the benefit of any person who is or was a director or officer of ECARX indemnifying them against any liability which may lawfully be insured against by ECARX.

Dividends

Subject to the Cayman Islands Companies Act, rights and restrictions attached to any class of shares and the COVA Articles, the directors may from time to time declare dividends and other distributions on COVA Shares in issue and authorize payment of the same out of the funds of COVA lawfully available therefor.
The directors when paying dividends to the shareholders may make such payment either in cash or in specie.

Subject to the Cayman Islands Companies Act, rights and restrictions attached to any class of shares and the Amended ECARX Articles, the directors may from time to time declare dividends and other distributions on ECARX Ordinary Shares in issue and authorize payment of the same out of the funds of ECARX lawfully available therefor.
Subject to rights and restrictions attached to any class of shares and the Amended ECARX Articles, shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by the directors.
The directors when paying dividends to the shareholders may make such payment either in cash or in specie.

Winding up

Subject to the rights attaching to any shares, in a winding up:
(a) if the assets available for distribution amongst the shareholders are insufficient to repay the whole of COVA’s issued share capital, such assets will be distributed so that, as nearly as may be, the losses be borne by the shareholders in proportion to the par value of the shares held by them; or
(b) if the assets available for distribution amongst the shareholders are more than sufficient to repay the whole of COVA’s issued share capital at the commencement of the winding up, the surplus will be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to COVA for unpaid calls or otherwise. If COVA is

Subject to the rights attaching to any shares, in a winding up:
(a) if the assets available for distribution amongst the shareholders are insufficient to repay the whole of ECARX’s issued share capital, such assets will be distributed so that, as nearly as may be, the losses be borne by the shareholders in proportion to the par value of the shares held by them; or
(b) if the assets available for distribution amongst the shareholders are more than sufficient to repay the whole of ECARX’s issued share capital at the commencement of the winding up, the surplus will be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to ECARX for unpaid calls or otherwise. If

COVA	ECARX
wound up, the liquidator may, subject to the rights attaching to any shares and with the approval of a special resolution and any other approval required by the Cayman Islands Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of COVA (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.	ECARX is wound up, the liquidator may, subject to the rights attaching to any shares and with the approval of a special resolution and any other approval required by the Cayman Islands Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of ECARX (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.
Supermajority Voting Provisions

A special resolution, being a resolution passed by not less than a two-thirds of the votes cast by such shareholders as, being entitled to do so, whether in person or by proxy, at a general meeting of COVA, or approved in writing by all of the shareholders entitled to vote at a general meeting of COVA, is required to:
(a) change its name;
(b) alter or add to the COVA Articles;
(c) alter or add to the COVA memorandum of association with respect to any objects, powers or other matters specified therein; and
(d) reduce its share capital or any capital redemption reserve fund.
Prior to an initial Business Combination, only holders of COVA Founder Shares will have the right to vote on the appointment of directors. Prior to the completion of an initial Business Combination, holders of a majority of COVA Founder Shares may remove a director for any reason.

A special resolution, being a resolution passed by not less than a two-thirds of the votes cast by such shareholders as, being entitled to do so, whether in person or by proxy, at a general meeting of ECARX, or approved in writing by all of the shareholders entitled to vote at a general meeting of ECARX, is required to:
(a) amend the Amended ECARX Articles;
(b) change ECARX’s name;
(c) change ECARX’s registration to a jurisdiction outside the Cayman Islands;
(d) reduce ECARX’s share capital and any capital redemption reserve; and
(e) in a winding up, direct the liquidator to divide amongst the shareholders the assets of ECARX, value the assets for that purpose and determine how the division will be carried out between the shareholders or different classes of shareholders.

Anti-Takeover Provisions

The COVA Articles authorizes the board of directors to issue and set the voting and other rights of preference shares from time to time.
The COVA Articles require that directors be divided into three classes: Class I, Class II and Class III. The Class I directors shall stand appointed for a term expiring at COVA’s first annual general meeting, the Class II directors shall stand appointed for a term expiring at COVA’s second annual general meeting and the Class III directors shall stand appointed for a term expiring at COVA’s third annual general meeting. Commencing at COVA’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment.
The Amended ECARX Articles authorizes the board of directors to issue and set the voting and other rights of preference shares from time to time.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of COVA Shares as of the date of this proxy statement/prospectus by:
•
each person known by COVA to be the beneficial owner of more than 5% of its outstanding ordinary shares;

•
each of COVA’s named executive officers and directors that beneficially owns its ordinary shares; and

•
all of COVA’s executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the COVA Public Warrants or the COVA Private Warrants.
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Ordinary Shares
COVA Acquisition Sponsor LLC (our Sponsor)(2)(3)	7,500,000	20.0%
Jun Hong Heng(2)(3)	7,500,000	*
Karanveer “K.V.” Dhillon	—	*
Pandu Sjahrir	—	*
Alvin W. Sariaatmadja	—	*
Jack Smith	—	*
All directors and executive officers as a group (5 individuals)	7,500,000	20.0%
Aristeia Capital, L.L.C.(4)	1,663,000	5.5%

*
Less than one percent.

(1)
This table is based on 37,500,000 ordinary shares outstanding on March 23, 2022, of which 30,000,000 were Class A ordinary shares and 7,500,000 were Class B ordinary shares. Unless otherwise noted, the business address of each of our shareholders is 1700 Montgomery Street, Suite 240, San Francisco, CA 94111.

(2)
Interests shown consist solely of COVA Founder Shares, classified as Class B ordinary shares. Such shares will automatically convert into Class A ordinary shares at the time of our initial business combination on a one-for-one basis, subject to adjustment.

(3)
The shares reported above are held in the name of our Sponsor. Our Sponsor is controlled by Jun Hong Heng.

(4)
The address of Aristeia Capital, L.L.C. is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830, based on a Schedule 13G filed on February 14, 2022 (the “Aristeia 13G”). According to the Aristeia 13G, Aristeia Capital, L.L.C. is the investment manager of, and has voting control with respect to the securities held by, one or more private investment funds, and therefore Aristeia Capital, L.L.C. has beneficial ownership of the shares of Class A ordinary shares directly owned such private investment funds.

The following table sets forth information regarding the expected beneficial ownership of ECARX Ordinary Shares (i) as of the date of this proxy statement/prospectus and (ii) immediately following the consummation of the Business Combination by:
•
each person who is expected to beneficially own 5% or more of the issued and outstanding ECARX Ordinary Shares;

•
each person who is expected to be an executive officer or director of ECARX following the consummation of the Business Combination Business Combination; and

•
all of those executive officers and directors of ECARX as a group following the consummation of the Business Combination.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person. Each holder of ECARX Class A Ordinary Shares will be entitled to one vote per share and each holder of ECARX Class B Ordinary Shares will be entitled to ten votes per share, with all ECARX Ordinary Shares voting together as a single class on most matters.
The expected beneficial ownership of shares of ECARX Ordinary Shares after the consummation of the Business Combination assumes two scenarios:
•
Assuming No Redemption:   This presentation assumes that no COVA Shareholder exercises redemption rights with respect to their COVA Public Shares.

•
Assuming Maximum Redemption:   This presentation assumes that COVA Public Shareholders holding 30,000,000 COVA Public Shares will exercise their redemption rights. COVA’s obligations under the Merger Agreement are subject to certain customary closing conditions. Furthermore, COVA will only proceed with the Business Combination if it will have net tangible assets of at least US$5,000,001 (after taking into account the redemption for cash of all COVA Public Shares properly demanded to be redeemed by holders of COVA Public Shares) upon consummation of the Business Combination (as determined in accordance with Rule3a5l-l(g)(1) of the Exchange Act (or any successor rule)). Unless ECARX Holdings elects to waive the US$100,000,000 Minimum Available Cash Condition, the Maximum Redemption Scenario cannot occur.

The total number of ECARX Ordinary Shares expected to be issued and outstanding after the consummation of the Business Combination will be (i) assuming a No Redemption Scenario and that no COVA shareholder and no ECARX shareholder exercises its dissenters’ rights, 395,959,215, consisting of 347,535,865 ECARX Class A Ordinary Shares and 48,423,350 ECARX Class B Ordinary Shares, and (ii) assuming a Maximum Redemption Scenario, 363,709,215, consisting of 315,285,865 ECARX Class A Ordinary Shares and 48,423,350 ECARX Class B Ordinary Shares.
The expected beneficial ownership percentages (after considering the impact of Recapitalization), assuming the No Redemption Scenario, set forth in the table below have been determined based on the followings: (i) the Recapitalization Factor is calculated as of the date of this proxy statement/prospectus and is 1.18, (ii) 30,000,000 ECARX Ordinary Shares are issued to COVA Public Shareholders (excluding the Sponsor), (iii) 7,500,000 ECARX Ordinary Shares are issued to the Sponsor, (iv) 24,872,000 ECARX Ordinary Shares are issued upon exercise of the COVA Public Warrants and COVA Private Warrants, (v) 1,052,632 ECARX Ordinary Shares are issued upon conversion of the Lotus Note, and 5,652,174 ECARX Ordinary Shares are issued upon conversion of the principal amount of the Investor Notes, and (vi) 3,500,000 ECARX Ordinary Shares are issued to Strategic Investors, immediately following the consummation of the Business Combination. If the actual facts differ from these assumptions, these amounts will differ.
The expected beneficial ownership percentages (after considering the impact of Recapitalization), assuming the Maximum Redemption Scenario, set forth in the table below have been determined based on the followings: (i) the Recapitalization Factor is calculated as of the date of this proxy statement/prospectus and is 1.18, (ii) 0 ECARX Ordinary Shares are issued to COVA Public Shareholders (excluding the Sponsor), (iii) 5,250,000 ECARX Ordinary Shares are issued to the Sponsor, (iv) 24,872,000 ECARX Ordinary Shares are issued upon exercise of the COVA Public Warrants and COVA Private Warrants, (v) 1,052,632 ECARX Ordinary Shares are issued upon conversion of the Lotus Note, and 5,652,174 ECARX Ordinary Shares are issued upon conversion of the principal amount of the Investor Notes, and (vi) 3,500,000 ECARX Ordinary Shares are issued to Strategic Investors, immediately following the consummation of the Business Combination. If the actual facts differ from these assumptions, these amounts will differ.

				Ordinary Shares Beneficially Owned Immediately After Closing of the Business Combination
	Ordinary Shares Beneficially Owned as of the date of this proxy statement/prospectus			No Redemption Scenario				Maximum Redemption Scenario
	Pre-closing ordinary share equivalents	% of total ordinary shares	% of voting power	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares	% of voting power	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares	% of voting power
Directors and Executive Officers(1):
Ziyu Shen(2)	20,520,820	7.5	7.5	—	24,211,675	6.1	29.1	—	24,211,675	6.7	30.3
Zhenyu Li	—	—	—	—	—	—	—	—	—	—	—
Ni Li	—	—	—	—	—	—	—	—	—	—	—
Jim Zhang (Zhang Xingsheng)	—	—	—	—	—	—	—	—	—	—	—
Grace Hui Tang	—	—	—	—	—	—	—	—	—	—	—
Jun Hong Heng(3)	—	—	—	17,372,000	—	4.4	2.1	15,122,000	—	4.2	1.9
Peter Cirino	—	—	—	—	—	—	—	—	—	—	—
Ramesh Narasimhan	—	—	—	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group	20,520,820	7.5	7.5	17,372,000	24,211,675	10.5	31.2	15,122,000	24,211,675	10.8	32.2
5.0% Shareholders:
Fu&Li Industrious Innovators Limited(4)	141,598,580	51.7	51.7	142,854,689	24,211,675	42.2	46.3	142,854,689	24,211,675	45.9	48.2
SHINE LINK VENTURE LIMITED(5)	38,800,000	14.2	14.2	45,778,531	—	11.6	5.5	45,778,531	—	12.6	5.7
Jie&Hao Holding Limited(2)	20,520,820	7.5	7.5	—	24,211,675	6.1	29.1	—	24,211,675	6.7	30.3
Baidu (Hong Kong) Limited(6)	18,750,000	6.8	6.8	22,122,357	—	5.6	2.7	22,122,357	—	6.1	2.8

*
Less than 1%.

(1)
The business address for the directors and executive officers of ECARX is 16/F, Tower 2, China Eastern Airline Binjiang Center, 277 Longlan Road, Xuhui District, Shanghai 200041, People’s Republic of China.

(2)
Prior to the Business Combination, consists of 18,035,714 ordinary shares and 2,485,106 preferred shares of ECARX Holdings Inc. held by Jie&Hao Holding Limited, a limited liability company incorporated in British Virgin Islands and wholly owned by Shen Ziyu. Following the Business Combination, consists of 24,211,675 ECARX Class B Ordinary Shares held by Jie&Hao Holding Limited. The address of Jie&Hao Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)
The shares reported above are held in the name of COVA’s sponsor, which is controlled by Jun Hong Heng. Includes 9,872,000 shares underlying COVA Private Warrants. Pursuant to the Sponsor Support Agreement, up to 30% of the 7,500,000 COVA Founder Shares are subject to forfeiture as described therein.

(4)
Prior to the Business Combination, consists of 135,800,000 ordinary shares and 5,798,580 preferred shares of ECARX Holdings Inc. held by Fu&Li Industrious Innovators Limited, a limited liability company incorporated in British Virgin Islands. Industrious Innovators Limited and Minghao Group Limited hold 99% and 1% of shares in Fu&Li Industrious Innovators Limited, respectively. Industrious Innovators Limited and Minghao Group Limited are wholly owned by Mr. Eric Li (Li Shufu). Following the Business Combination, consists of 142,854,689 ECARX Class A Ordinary Shares and 24,211,675 ECARX Class B Ordinary Shares held by Fu&Li Industrious Innovators Limited. The address of Fu&Li Industrious Innovators Limited, Minghao Group Limited and Industrious Innovators is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(5)
Prior to the Business Combination, consists of 38,800,000 ordinary shares held by SHINE LINK VENTURE LIMITED, a limited liability company incorporated in British Virgin Islands and wholly owned by J&H Trust, a trust established under a trust deed between Mr. Ziyu Shen and Trident Trust company (HK) Limited as trustee. Through J&H Trust, interests in ordinary shares of ECARX and other rights and interests under awards granted pursuant to the 2019 Share Incentive Plan are provided to certain grant recipients who are assigned beneficial interests in the J&H Trust corresponding to the number of ordinary shares granted to such participant under the 2019 Share Incentive Plan. The trust deed provides that the trustee shall be entitled to exercise the voting rights attached to the ordinary shares held by SHINE LINK VENTURE LIMITED. Following the Business Combination, consists of 45,778,531 ECARX Class A Ordinary Shares held by SHINE LINK VENTURE LIMITED. The address of SHINE LINK VENTURE LIMITED is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(6)
Prior to the Business Combination, consists of 18,750,000 preferred shares of ECARX Holdings Inc. held by Baidu (Hong Kong) Limited, a limited liability company incorporated in Hong Kong and wholly owned by Baidu, Inc., a Nasdaq and Hong Kong Stock Exchange listed company. Following the Business Combination, consists of 22,122,357 ECARX Class A Ordinary Shares held by Baidu (Hong Kong) Limited. The address of Baidu (Hong Kong) Limited is Room 2609, China Resources Building 26 Harbour Road, Wanchai, Hong Kong.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
COVA Relationships and Related Party Transactions
COVA Founder Shares
In December 2020, the Sponsor purchased 5,750,000 COVA Founder Shares for US$25,000, or US$0.004 per share. In January and February 2021, COVA declared two share dividends, resulting in the Sponsor holding an aggregate of 7,503,750 COVA Founder Shares (up to 978,750 shares of which were subject to forfeiture to the extent the underwriters of the IPO did not exercise their over-allotment option). The number of COVA Founder Shares issued was determined based on the expectation that such COVA Founder Shares would represent 20% of the outstanding shares upon completion of the IPO. On February 9, 2021, the underwriters partially exercised their over-allotment option. On February 11, 2021, the underwriter informed COVA that they would not exercise the full over-allotment and therefore the remaining 3,750 COVA Founder Shares were forfeited.
Private Placement Warrants
The Sponsor purchased an aggregate of 8,872,000 COVA Private Warrants for a purchase price of US$1.00 per warrant in a private placement that occurred simultaneously with the closing of the IPO. Each COVA Private Warrant entitles the holder to purchase one of our Class A ordinary shares at US$11.50 per share. The COVA Private Warrants (including the Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of the Business Combination.
Administrative Services Agreement
On September 10, 2020, COVA entered into an administrative services agreement with the Sponsor, pursuant to which COVA agreed to pay the Sponsor a total of US$10,000 per month for office space, utilities, secretarial support and administrative services. Upon completion of COVA’s initial business combination or liquidation, COVA will cease paying these monthly fees.
Other than these monthly fees, no compensation of any kind, including finder’s and consulting fees, will be paid by COVA to our Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
After the initial business combination, members of COVA’s management team who remain may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to COVA shareholders, to the extent then known. It is unlikely that the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholders meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
Related Party Loans and Advances
Until the consummation of the IPO, COVA’s only source of liquidity was its initial sale of COVA Founder Shares to its Sponsor. Additionally, the Sponsor advanced COVA funds totaling US$83,046 to cover expenses related to its IPO and certain operating expenses. On February 9, 2021, COVA repaid the Sponsor in full.
On May 26, 2022, COVA issued another unsecured promissory note to the Sponsor, pursuant to which COVA may borrow up to an aggregate principal amount of US$2,000,000. The Second Promissory Note is non-interest bearing and payable upon the consummation of a business combination. Upon consummation of a business combination, the Sponsor shall have the option, but not the obligation, to convert up to US$1,000,000 of the principal balance of the promissory note, into COVA Private Warrants, at a price of US$1.00 per COVA Private Warrant.
Prior to the completion of COVA’s initial business combination, COVA does not expect to seek loans from parties other than its Sponsor or an affiliate of its Sponsor as does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in COVA’s Trust Account.
ECARX Relationships and Related Party Transactions
Contractual Arrangements with Hubei ECARX and Its Subsidiaries
See “Summary of the Proxy Statement/Prospectus — Corporate Structure of ECARX.”
Employment Agreements and Indemnification Agreements
See “Management Following The Business Combination — Employment Agreements and Indemnification Agreements.”
Share Incentive Plans
See “Management Following The Business Combination — Share Incentive Plans.”
Agreements with Geely Holding’s Subsidiaries
ECARX has developed various products and services and supplied them to Geely Holding’s subsidiaries. A product development agreement has typically been entered into between ECARX (through a ECARX subsidiary or, prior to the Restructuring, Hubei ECARX) and a Geely Holding subsidiary regarding the customization and development of automotive products for specific Geely Holding’s vehicle models. The product development agreement has either taken the form of a new product development agreement or a development agreement depending on the requirement of the relevant Geely Holding subsidiary. A new product development agreement or a development agreement sets forth the fees payable to ECARX and is accompanied by technical and quality specifications or engineering statement of work applicable to the relevant products. The purchase price of the relevant product is subsequently agreed to between the parties. The fees typically are of a fixed amount and payable by the relevant Geely Holding subsidiary in one lump sum or by milestones.
The purchase of products and services by the Geely Holding subsidiary from ECARX is and has been typically completed through purchase orders under one of the following sets of standard terms adopted by the relevant Geely Holding subsidiary in respect of its suppliers.
•
Purchasing Contract General Terms and Conditions.   These general terms and conditions apply to all documents between ECARX and the signing Geely Holding subsidiary, including all purchase orders, executed between the parties during the development, supply, post-sales, and other phases of the relevant automotive products, service parts, assemblies, accessories, raw materials, tooling, design, engineering, or other services, and software embedded in goods or provided separately. The specific products and services to be purchased by the relevant Geely Holding subsidiary and their quantity are set forth in the purchase orders issued by such Geely Holding subsidiary under these general terms and conditions. The prices for the specific products and services to be purchased by the relevant Geely Holding subsidiary are separately agreed between the parties . ECARX issues invoices monthly, typically payable within 60 or 75 days, depending on the nature of the products and services subject to the purchase orders.

•
Direct Material Global Purchasing Terms and Conditions.   These terms and conditions apply to the purchases of production goods and services by the relevant Geely Holding subsidiary from ECARX including: (i) production and service parts, components, assemblies, and accessories, (ii) raw materials, (iii) tooling, (iv) design, engineering, or other services, and (v) software embedded in goods or provided separately. The specific goods and services to be purchased and the price, quantity, and payment terms are set forth in the purchase orders. These terms and conditions include certain pricing principles to guide the good faith negotiations between the parties. The initial term of a production purchase order begins on its effective date and expires on June 30 of the next calendar year and is renewed automatically on July 1 for an additional 12 months unless a notice of non- renewal is issued.
Related Party Transactions
ECARX sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses, and other consulting services to a number of related parties. Accounts receivable, net, due from related parties arising from the sale of products and provision of services were (i) RMB217,563 thousand (US$32,481 thousand) as of June 30, 2022, of which, the amount of RMB158,356 thousand (US$23,642 thousand) were subsequently received by August 2022, (ii) RMB768,747 thousand (US$114,771 thousand) as of December 31, 2021, of which, the amount of RMB749,579 thousand (US$111,909 thousand) were subsequently received by May 2022, and (iii) RMB673,784 thousand as of December 31, 2020, which amount was fully received in 2021.
ECARX purchased raw materials, technology development services, and other consulting services from a number of related parties. RMB747 thousand, RMB51.2 million (US$7.6 million), and RMB47.2 million (US$7.0 million) of purchase of raw materials were recorded as inventories as of December 31, 2020 and 2021 and June 30, 2022, respectively. Amounts due to related parties includes payables arising from purchase of raw materials and services, which were RMB142,305 thousand (US$21,246 thousand) as of June 30, 2022. Amounts due to related parties includes payables arising from purchase of raw materials and services totaling RMB343,017 thousand and RMB111,531 thousand (US$16,651 thousand) as of December 31, 2020 and 2021, respectively. Amount due from related parties includes prepayments arising from purchase of raw materials and services totaling RMB8,267 thousand and RMB41,278 thousand (US$6,163 thousand) as of December 31, 2020 and 2021, respectively.
On March 29, 2018, Hubei ECARX entered into an unsecured loan agreement with Geely Holding in an amount of RMB20,000 thousand with an interest rate of 4.35% per annum, which was repayable on demand. The loan has been fully repaid on February 25, 2021. On August 25, 2021, ECARX entered into an unsecured loan agreement with its controlling shareholder to obtain a loan of US$7 million which was fully repaid on October 8, 2021. On December 1, 2021, Hubei ECARX entered into an unsecured loan agreement with JICA Intelligent in an amount of RMB270,000 thousand with an interest rate of 0.35% per annum. Interest expenses on borrowings from related parties were RMB872 thousand and RMB212 thousand (US$32 thousand) for the years ended December 31, 2020 and 2021, respectively. The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB22,612 thousand and RMB272,825 thousand (US$40,732 thousand) as of December 31, 2020 and 2021, respectively. On March 28, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Hubei Xingji Times Technology Co., Ltd. for the principal amount of RMB200,000 thousand with an interest rate of 2.25% per annum, which was repaid at the maturity date on June 30, 2022. On June 27, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely for the principal amount of RMB500,000 thousand with an interest rate of 4.35% per annum, which is repayable on December 26, 2022. On June 29, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with JICA Intelligent for the principal amount of RMB200,000 thousand with an interest rate of 3.7% per annum, which is repayable on September 30, 2022. A principal amount of RMB150,000 thousand remained outstanding as of September 30, 2022 and is repayable on December 31, 2022 pursuant to a supplementary agreement to the original loan agreement. For the six months ended June 30, 2022, interest expenses on borrowings from related parties were RMB4,517 thousand (US$674 thousand). Except for the foregoing loans, ECARX also accrued interest expenses for the Lotus Note in the amount of US$71 thousand for the six months ended June 30, 2022. The borrowings and the interest payable on borrowings from related parties, were included in the amounts due to related parties and amounted to RMB272,825 thousand and RMB703,258 thousand (US$104,994 thousand), respectively, as of December 31, 2021 and June 30, 2022.
In 2020 and 2021, ECARX respectively paid advances of RMB103,024 thousand and RMB19,806 thousand (US$2,957 thousand), and received collection of RMB81,026 thousand and RMB90,155 thousand

(US$13,460 thousand), from a related party. The payments were interest-free and due on demand. The amounts due from the said related party as of December 31, 2020 was fully collected in 2021. In 2021, ECARX provided loans of RMB28,850 thousand (US$4,307 thousand) to related parties. Interest incomes on loans due from related parties were RMB717 thousand (US$107 thousand) for the year ended December 31, 2021. As of December 31, 2020 and 2021, the total balances of amounts due from related parties was RMB78,616 thousand and RMB42,854 thousand (US$6,398 thousand), respectively. In 2022, ECARX provided loans of RMB8,060 thousand (US$1,203 thousand) to related parties, and received repayment of RMB25,000 thousand (US$3,732 thousand) from related parties. Interest income on loans due from related parties were RMB2,759 thousand (US$412 thousand) for the six months ended June 30, 2022. As of June 30, 2022, the total balances of amounts due from related parties was RMB32,037 thousand (US$4,823 thousand).
In July 2021, ECARX acquired 34.61% equity interest of SiEngine Technology Co., Ltd. from ECARX’s controlling shareholder. As of December 31, 2021, ECARX recorded the consideration of US$10.6 million payable in amounts due to the controlling shareholder. The amounts were fully settled in January 2022.
In October 2021, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB745 thousand (US$111 thousand) and recorded a gain of RMB38 thousand (US$6 thousand) as a result of the disposal. In February 2022, Hubei ECARX disposed of certain property and equipment to Zhejiang Huanfu at RMB1,697 thousand (US$253 thousand) and recorded a gain of RMB93 thousand (US$14 thousand) as a result of the disposal.
As of December 31, 2020 and 2021, ECARX respectively recorded RMB353 thousand and RMB1,929 thousand (US$288 thousand) in other non-current assets due from related parties, which included lease deposits and ECARX’s advances for purchase of long-term assets from such related parties.
As of June 30, 2022, the balance of other non-current assets due from related parties also included the amounts due from its former VIE, Hubei ECARX. As of June 30, 2022, the amounts due from Hubei ECARX was RMB208,503 thousand (US$31,129 thousand), which represented the net present value of a loan provided by ECARX to Hubei ECARX with the principal of RMB252,287 thousand (US$37,665 thousand) at an effective annual interest rate of 5.0%.
ECARX also incurred other payables in association with technical services and logistics expenses with related parties in 2020 and 2021. As of December 31, 2020 and 2021, the balance due to related parties amounted to RMB31,293 thousand and RMB36,185 thousand (US$5,402 thousand), respectively.
As of June 30, 2022, the balances due to related parties were related to purchase of logistics services, which were in the amounts of RMB8,953 thousand (US$1,337 thousand),
In February and March 2022, ECARX provided cash in the amount of RMB28,500 thousand (US$4,255 thousand) to Anhui Xinzhi as financial support. The investment was derecognized as part of the Restructuring.

PRICE RANGE OF SECURITIES AND DIVIDEND INFORMATION
COVA’s Units, the COVA Public Shares and the COVA Public Warrants are each traded on Nasdaq under the symbols “COVAU,” “COVA” and “COVAW,” respectively.
The closing price of the Units, COVA Public Shares and COVA Public Warrants on May 25, 2022, the last trading day before announcement of the execution of the Merger Agreement, was US$9.84, US$9.81 and US$0.11, respectively. As of November 8, 2022, the record date for the extraordinary general meeting, the most recent closing price for each Unit, COVA Public Share and COVA Public Warrant was US$10.02, US$10.01 and US$0.0347, respectively.
Holders of the Units, COVA Public Shares and COVA Public Warrants should obtain current market quotations for their securities. The market price of COVA’s securities could vary at any time before the Business Combination.
Historical market price information regarding ECARX is not provided because there is no public market for its securities. ECARX has applied to list the ECARX Class A Ordinary Shares and ECARX Warrants on Nasdaq under the symbols “ECX” and “ECXWW”, respectively. It is a condition to consummation of the Business Combination in the Merger Agreement that the ECARX Class A Ordinary Shares and ECARX Warrants to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof. ECARX, ECARX and COVA have certain obligations in the Merger Agreement to use reasonable best efforts in connection with the Business Combination, including with respect to satisfying this Nasdaq listing condition. The Nasdaq listing condition in the Merger Agreement may be waived by the parties to the Merger Agreement.
Holders
As of the date hereof, there was one holder of record of Units, one holder of record of COVA Public Shares, one holder of record of COVA Founder Shares, one holder of record of COVA Public Warrants and one holder of record of COVA Private Warrants. As of the date hereof, there were five holders of record of ECARX’s ordinary shares and 16 holders of record of ECARX’s preferred shares.
Dividend Policy
COVA has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of its initial business combination. In January and February 2021, COVA declared two share dividends, resulting in the Sponsor holding an aggregate of 7,503,750 COVA Founder Shares (up to 978,750 shares of which were subject to forfeiture to the extent the underwriters of the IPO did not exercise their over-allotment option). COVA’s board of directors is not currently contemplating and does not anticipate declaring any other share dividends in the foreseeable future. Further, if COVA incurs any indebtedness in connection with its initial business combination, its ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith.
In addition, ECARX has not paid any dividends to its shareholders. The payment of any cash dividends after consummation of the Business Combination shall be dependent upon the revenue, earnings and financial condition of ECARX from time to time. The payment of any dividends subsequent to the Business Combination shall be within the discretion of the board of directors of ECARX.

APPRAISAL RIGHTS
Holders of record of COVA Shares may have appraisal rights in connection with the Business Combination to dissent from the First Merger and receive payment of the fair value of their COVA Shares under the Cayman Islands Companies Act (“Dissent Rights”). This is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Islands Companies Act. If you are contemplating the possibility of dissenting from the First Merger, you should follow the procedures set out in Section 238 of the Cayman Islands Companies Act required to perfect your dissenters’ rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Act, you will lose your dissenters’ rights.
Holders of record of COVA Shares wishing to exercise such Dissent Rights and make a demand for payment of the fair value for his, her or its COVA Shares must give written notice to COVA prior to the shareholder vote at the extraordinary general meeting to approve the First Merger and follow the procedures set out in Section 238 of the Cayman Islands Companies Act. These statutory appraisal rights are separate to and mutually exclusive of the right of COVA Public Shareholder to demand that their COVA Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the trust account in accordance with the COVA Articles. It is possible that if a COVA shareholder exercises appraisal rights, the fair value of the COVA Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than such holder would obtain they exercised their redemption rights as described herein. COVA believes that such fair value would equal the amount that COVA Public Shareholders would obtain if they exercise their redemption rights as described herein.
COVA shareholders need not vote against any of the proposals at the extraordinary general meeting in order to exercise Dissent Rights. A COVA shareholder which elects to exercise Dissent Rights must do so in respect of all of the COVA Shares that person holds and will lose their right to exercise their redemption rights as described herein.
At the First Effective Time, the COVA Dissenting Shares shall automatically be cancelled by virtue of the First Merger, and each COVA Dissenting Shareholder will thereafter cease to have any rights with respect to such shares, except the right to be paid the fair value of such shares and such other rights as are granted by the Cayman Islands Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or withdraws or shall have otherwise lost his, her or its rights under Section 238 of the Cayman Islands Companies Act (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Islands Companies Act, then the right of such holder to be paid the fair value of such holder’s COVA Dissenting Shares under Section 238 of the Cayman Islands Companies Act will cease, the shares will no longer be considered COVA Dissenting Shares and such holder’s former COVA Shares will thereupon be deemed to have been converted into, and to have become exchangeable for, as of First Effective Time, the right to receive the merger consideration comprising one ECARX Class A Ordinary Share for each COVA Share, without any interest thereon. As a result, such COVA shareholder would not receive any cash for their COVA Shares and would become a shareholder of ECARX.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS
If the Business Combination is consummated and you become a holder of ECARX Ordinary Shares, you shall be entitled to attend and participate in ECARX’s annual meetings of shareholders. If ECARX holds a 2022 annual meeting of shareholders, it shall provide notice of or otherwise publicly disclose the date on which such annual meeting shall be held. As a foreign private issuer, ECARX shall not be subject to the SEC’s proxy rules.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with COVA’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of COVA, 1700 Montgomery Street, Suite 240, San Francisco, CA 94111. Following the Business Combination, such communications should be sent in care of ECARX, 16/F, Tower 2, China Eastern Airline Binjiang Center, 277 Longlan Road, Xuhui District, Shanghai 200041. Each communication shall be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS
The legality of the ECARX Ordinary Shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for ECARX by Maples and Calder (Hong Kong) LLP. Certain legal matters relating to U.S. law will be passed upon for ECARX by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters relating to the law in mainland China will be passed upon for ECARX by Han Kun Law Offices. Certain legal matters relating to U.S. law will be passed upon for COVA by Orrick, Herrington & Sutcliffe LLP. Certain Cayman Islands matters will be passed upon for COVA by Walkers (Cayman) LLP.

EXPERTS
The financial statements of COVA Acquisition Corp. as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period from December 11, 2020 (inception) through December 31, 2020 appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of ECARX Holdings Inc. as of and for the years ended December 31, 2020 and 2021, have been included herein in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2021 consolidated financial statements contains an explanatory paragraph that states that ECARX Holdings’ recurring losses from operations and has net cash used in operating activities and net current liabilities that raise substantial doubt about ECARX Holdings’ ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, COVA and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of COVA’s annual report to shareholders and COVA’s proxy statement. Upon written or oral request, COVA shall deliver a separate copy of the annual report and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that COVA deliver single copies of such documents in the future. Shareholders may notify COVA of their requests by calling or writing COVA at its principal executive offices at 1700 Montgomery Street, Suite 240, San Francisco, CA 94111. Following the Business Combination, such requests should be made by calling +86 (571) 8530-6757 or writing to ECARX at 16/F, Tower 2, China Eastern Airline Binjiang Center, 277 Longlan Road, Xuhui District, Shanghai 200041.

ENFORCEABILITY OF CIVIL LIABILITY
ECARX is incorporated under the laws of the Cayman Islands. Service of process upon ECARX and upon its directors and officers named in this proxy statement/prospectus, may be difficult to obtain within the United States. Furthermore, because substantially all of ECARX’s assets are located outside the United States, any judgment obtained in the United States against ECARX may not be collectible within the United States.
ECARX has been advised by its Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.
ECARX has also been advised by its Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands; provided that such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in the nature of taxes, a fine, or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands are unlikely to enforce a judgment obtained from U.S. courts under civil liability provisions of U.S. securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere
In addition, ECARX has been advised by its mainland China legal counsel that there is uncertainty as to whether courts in mainland China would (i) recognize or enforce judgments of United States courts predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in mainland China predicated upon the securities laws of the United States or any state in the United States.
ECARX has also been advised by its mainland China legal counsel that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of the laws in mainland China relating to the enforcement of civil liability, including the PRC Civil Procedures Law, based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty or other forms of reciprocity between mainland China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this proxy statement/prospectus.
In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment if they decide that the judgment violates the basic principles of the law in mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a court in the U.S. or the Cayman Islands.

WHERE YOU CAN FIND MORE INFORMATION
As a foreign private issuer, after the consummation of the Business Combination, ECARX shall be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. COVA files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on COVA at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.
Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to this proxy statement/prospectus.
All information contained in this document relating to COVA has been supplied by COVA, and all such information relating to ECARX has been supplied by ECARX. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.
If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing COVA’s proxy solicitation agent at the following address, telephone number and email:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers may call: (212) 269-5550
Shareholders may call toll free: (800) 347-4826
COVA@dfking.com
If you are a COVA shareholder and would like to request documents, please do so by December 7, 2022 to receive them before the COVA extraordinary general meeting of shareholders. If you request any documents from us, we shall mail them to you by first class mail, or another equally prompt means.
None of COVA or ECARX has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that which is contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.
The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2021 and June 30, 2022	F-59
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2021 and 2022	F-63
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Deficit for the six months ended June 30, 2021 and 2022	F-64
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and 2022	F-65
Notes to Unaudited Condensed Consolidated Financial Statements	F-66
COVA Acquisition Corp.
Audited Financial Statements
Unaudited Financial Statements
Condensed Balance Sheets as of September 30, 2022 (Unaudited) and December 31, 2021	F-106
Unaudited Condensed Statements of Operations for the three and nine months ended September 30, 2022 and 2021	F-107
Unaudited Condensed Statements of Changes in Shareholders’ Deficit for the three and nine months ended September 30, 2022 and 2021	F-108
Unaudited Condensed Statements of Cash Flows for the nine months ended September 30, 2022 and 2021	F-109
Notes to Unaudited Condensed Financial Statements	F-110

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
ECARX Holdings Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ECARX Holdings Inc. and subsidiaries (“the Company”) as of December 31, 2020 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has suffered recurring losses from operations and has net cash used in operating activities and net current liabilities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2021.
Shanghai, China
June 23, 2022

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
		As of December 31,
	Note	2020	2021
		RMB	RMB
ASSETS
Current assets
Cash	3	729,936	877,959
Restricted cash (including restricted cash of VIEs that can only be used to settle the VIEs’ obligation of RMB273,940 and RMB23,004 as of December 31, 2020 and 2021, respectively)	3	273,940	23,004
Accounts receivable – third parties, net	4	201,126	184,546
Accounts receivable – related parties, net	4, 25	673,784	768,747
Notes receivable (including notes receivable of VIEs that can only be used to settle the VIEs’ obligation of RMB117,893 and RMB110,550 as of December 31, 2020 and 2021, respectively)	5	118,304	137,710
Inventories	6	233,864	223,319
Amounts due from related parties	25	78,616	41,278
Prepayments and other current assets	7	118,129	200,075
Total current assets		2,427,699	2,456,638

Non-current assets
Long-term investments	8	2,653	1,354,049
Property and equipment, net	9	106,083	103,156
Intangible assets, net	10	30,043	31,026
Other non-current assets – third parties		11,255	19,904
Other non-current assets – related parties	25	353	1,929
Total non-current assets		150,387	1,510,064
Total assets		2,578,086	3,966,702
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)
		As of December 31,
	Note	2020	2021
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings (including short-term borrowings of the VIEs without recourse to the Company of RMB76,000 and RMB932,000 as of December 31, 2020 and 2021, respectively)	11	76,000	932,000
Current instalments of long-term debt (including current instalments of long-term debt of the VIEs without recourse to the Company of RMB250,000 and nil as of December 31, 2020 and 2021, respectively)	15	250,000	—
Accounts payable – third parties (including accounts payable – third parties of the VIEs without recourse to the Company of RMB715,737 and 622,867 as of December 31, 2020 and 2021, respectively)		724,189	649,967
Accounts payable – related parties (including accounts payable – related parties of the VIEs without recourse to the Company of RMB343,017 and RMB99,906 as of December 31, 2020 and 2021, respectively)	25	343,017	111,531
Notes payable (including notes payable of the VIEs without recourse to the Company of RMB271,833 and RMB127,304 as of December 31, 2020 and 2021, respectively)		271,833	127,304
Amounts due to related parties (including amounts due to related parties of the VIEs without recourse to the Company of RMB53,905 and RMB309,010 as of December 31, 2020 and 2021, respectively)	25	53,905	376,906
Contract liabilities, current – third parties (including contract liabilities, current – third parties of the VIEs without recourse to the Company of RMB5,713 and RMB2,685 as of December 31, 2020 and 2021, respectively)	12	7,677	2,685
Contract liabilities, current – related parties (including contract liabilities, current – related parties of the VIEs without recourse to the Company of RMB151,694 and RMB363,285 as of December 31, 2020 and 2021, respectively)	12	151,694	363,285
Warrant liabilities (including warrant liabilities of the VIEs without recourse to the Company of RMB80,270 and nil as of December 31, 2020 and 2021, respectively)	13	80,270	—
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the VIEs without recourse to the Company of RMB1,308,970 and RMB442,588 as of December 31, 2020 and 2021, respectively)	14	1,309,013	458,979
Total current liabilities		3,267,598	3,022,657
Non-current liabilities
Contract liabilities, non-current – third parties (including contract liabilities, non-current – third parties of the VIEs without recourse to the Company of RMB55 and RMB317 as of December 31, 2020 and 2021, respectively)	12	55	317
Contract liabilities, non-current – related parties (including contract liabilities, non-current – related parties of the VIEs without recourse to the Company of RMB359,091 and RMB472,749 as of December 31, 2020 and 2021, respectively)	12	359,091	472,749
Long-term debt, net, excluding current instalments (including long-term debt, net, excluding current instalments of the VIEs without recourse to the Company of RMB775,387 and nil as of December 31, 2020 and 2021, respectively)	15	775,387	—
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB7,523 and RMB16,292 as of December 31, 2020 and 2021, respectively)		7,523	16,292
Total non-current liabilities		1,142,056	489,358
Total liabilities		4,409,654	3,512,015
Commitments and contingencies	24
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)
		As of December 31,
	Note	2020	2021
		RMB	RMB
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.000005 par value, nil and 5,043,104 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of nil and RMB283,585 as of December 31, 2020 and 2021; Liquidation preference of nil and RMB273,519 as of December 31, 2020 and 2021, respectively)	17	—	283,585
Series A Redeemable Convertible Preferred Shares (US$0.000005 par value, 22,500,000 and 24,464,286 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of RMB1,264,579 and RMB1,429,313 as of December 31, 2020 and 2021, respectively; Liquidation preference of RMB1,238,526 and RMB1,336,186 as of December 31, 2020 and 2021, respectively)	17	1,264,579	1,429,313
Series A+ Redeemable Convertible Preferred Shares (US$0.000005 par value, nil and 24,612,081 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of nil and RMB1,386,671 as of December 31, 2020 and 2021; Liquidation preference of nil and RMB1,331,641 as of December 31, 2020 and 2021, respectively)	17	—	1,386,671
Series A++ Redeemable Convertible Preferred Shares (US$0.000005 par value, nil and 7,164,480 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of nil and RMB475,413 as of December 31, 2020 and 2021; Liquidation preference of nil and RMB452,241 as of December 31, 2020 and 2021, respectively)	17	—	475,413
Series B Redeemable Convertible Preferred Shares (US$0.000005 par value, nil and 14,765,967 shares authorized, issued and outstanding as of December 31, 2020 and 2021; Redemption value of nil and RMB1,117,317 as of December 31, 2020 and 2021; Liquidation preference of nil and RMB1,104,188 as of December 31, 2020 and 2021, respectively)	17	—	1,117,317
Subscription receivable from a Series A Redeemable Convertible Preferred Shareholder	17	(1,032,104)	—
Subscription receivable from a Series B Redeemable Convertible Preferred Shareholder	17	—	(159,392)
Redeemable non-controlling interests	18	—	30,500
Total mezzanine equity		232,475	4,563,407
SHAREHOLDERS’ DEFICIT
Ordinary Shares (US$0.000005 par value, 9,977,500,000 and 9,923,950,082 shares authorized as of December 31, 2020 and 2021, respectively; 200,000,000 and 193,835,714 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	19	7	7
Treasury Shares, at cost (nil and 4,200,000 shares held as of December 31, 2020 and 2021, respectively)	19	—	—
Additional paid-in capital		165,412	—
Accumulated deficit		(2,242,466)	(4,109,041)
Accumulated other comprehensive income		1,497	6,048
Total deficit attributable to ordinary shareholders of ECARX Holdings Inc.		(2,075,550)	(4,102,986)
Non-redeemable non-controlling interests		11,507	(5,734)
Total shareholders’ deficit		(2,064,043)	(4,108,720)
Liabilities, mezzanine equity and shareholders’ deficit		2,578,086	3,966,702
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)
		Year ended December 31,
	Note	2020	2021
		RMB	RMB
Revenues	21
Sales of goods revenues (including related parties amounts of RMB1,275,777 and RMB1,466,340 for the years ended December 31, 2020 and 2021, respectively)		1,678,234	1,983,817
Software license revenues (including related parties amounts of RMB18,168 and RMB24,788 for the years ended December 31, 2020 and 2021, respectively)		71,297	261,265
Service revenues (including related parties amounts of RMB444,709 and RMB532,625 for the years ended December 31, 2020 and 2021, respectively)		491,532	533,981
Total revenues		2,241,063	2,779,063
Cost of goods sold (including related parties amounts of RMB6,073 and RMB220,062 for the years ended December 31, 2020 and 2021, respectively)		(1,524,744)	(1,749,188)
Cost of software licenses		(27,926)	(32,164)
Cost of services		(137,005)	(180,518)
Total cost of revenues		(1,689,675)	(1,961,870)
Gross profit		551,388	817,193
Research and development expenses (including related parties amounts of RMB2,118 and RMB21,069 for the years ended December 31, 2020 and 2021, respectively)		(706,018)	(1,209,385)
Selling and marketing expenses (including related parties amounts of RMB192 and nil for the years ended December 31, 2020 and 2021, respectively)		(60,643)	(82,827)
General and administrative expenses (including related parties amounts of RMB2,447 and RMB2,343 for the years ended December 31, 2020 and 2021, respectively)		(215,008)	(506,873)
Others, net		(200)	207
Total operating expenses		(981,869)	(1,798,878)
Loss from operation		(430,481)	(981,685)
Interest income		28,480	11,783
Interest expenses (including related parties amounts of RMB872 and RMB212 for the years ended December 31, 2020 and 2021, respectively)		(59,128)	(131,666)
Share of results of equity method investments		148	(2,519)
Gains on deconsolidation of a subsidiary	8	—	10,579
Change in fair value of warrant liabilities	13	(39,635)	(111,299)
Government grants		5,998	4,507
Foreign currency exchange gains, net		54,842	18,315
Loss before income taxes		(439,776)	(1,181,985)
Income tax expenses	22	(228)	(3,447)
Net loss		(440,004)	(1,185,432)
Net loss attributable to non-redeemable non-controlling interests		345	5,011
Net loss attributable to redeemable non-controlling interests		—	806
Net loss attributable to ECARX Holdings Inc.		(439,659)	(1,179,615)
Accretion of redeemable non-controlling interests		—	(1,306)
Net loss available to ECARX Holdings Inc.		(439,659)	(1,180,921)
Accretion of Redeemable Convertible Preferred Shares	17	(101,286)	(243,564)
Net loss available to ECARX Holdings Inc. ordinary shareholders		(540,945)	(1,424,485)
Loss per ordinary share
− Basic and diluted	23	(2.70)	(7.18)
Weighted average number of ordinary shares used in computing loss per ordinary share
− Basic and diluted	23	200,000,000	198,407,045
Net loss		(440,004)	(1,185,432)
Other comprehensive income:
Foreign currency translation adjustments, net of nil income taxes		1,497	4,551
Comprehensive loss		(438,507)	(1,180,881)
Comprehensive loss attributable to non-redeemable non-controlling interests		345	5,011
Comprehensive loss attributable to redeemable non-controlling interests		—	806
Comprehensive loss attributable to ECARX Holdings Inc.		(438,162)	(1,175,064)
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share and per share data)
	Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable non-controlling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	200,000,000	7	—	—	255,288	(1,802,807)	—	(1,547,512)	11,852	(1,535,660)
Net loss	—	—	—	—	—	(439,659)	—	(439,659)	(345)	(440,004)
Share-based compensation (Note 20)	—	—	—	—	11,410	—	—	11,410	—	11,410
Accretion of Redeemable Convertible Preferred Shares	—	—	—	—	(101,286)	—	—	(101,286)	—	(101,286)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	1,497	1,497	—	1,497
Balance as of December 31, 2020	200,000,000	7	—	—	165,412	(2,242,466)	1,497	(2,075,550)	11,507	(2,064,043)
Net loss*	—	—	—	—	—	(1,179,615)	—	(1,179,615)	(5,011)	(1,184,626)
Share-based compensation (Note 20)	—	—	—	—	163,481	—	—	163,481	—	163,481
Re-designation of ordinary shares to Series A Preferred Shares (Note 17)	(1,964,286)	—	—	—	(81,208)	—	—	(81,208)	—	(81,208)
Deemed dividend in association with acquisition of an equity-method investment (Note 8)	—	—	—	—	—	(689,670)	—	(689,670)	—	(689,670)
Deconsolidation of a subsidiary (Note 8)	—	—	—	—	—	—	—	—	(14,335)	(14,335)
Accretion of redeemable non-controlling interests Note 18(b)	—	—	—	—	—	(1,306)	—	(1,306)	—	(1,306)
Contribution from non-controlling shareholders Note 18(a)	—	—	—	—	(105)	—	—	(105)	2,105	2,000
Repurchase of ordinary shares (Note 19)	(4,200,000)	—	4,200,000	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred shares (Note 17)	—	—	—	—	(247,580)	4,016	—	(243,564)	—	(243,564)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	4,551	4,551	—	4,551
Balance as of December 31, 2021	193,835,714	7	4,200,000	—	—	(4,109,041)	6,048	(4,102,986)	(5,734)	(4,108,720)

*
Exclude net loss attributable to redeemable non-controlling interests of RMB806 for the year ended December 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)
	Year ended December 31,
	2020	2021
	RMB	RMB
Operating activities:
Net loss	(440,004)	(1,185,432)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	360	—
Provision of prepayments and other current assets	—	3,245
Write-down of inventories	44,134	49,485
Share-based compensation	11,410	179,933
Depreciation and amortization	58,958	65,012
Share of results of equity method investments	(148)	2,519
Gains on deconsolidation of a subsidiary	—	(10,579)
Amortization of debt issuance costs	55,351	99,923
Change in fair value of warrant liabilities	39,635	111,299
Loss on disposal of property, equipment and intangible assets	577	1,562
Unrealized exchange gains	(55,213)	(12,478)
Changes in operating assets and liabilities, net of effects of deconsolidation of subsidiary:
Accounts receivable – third parties, net	499,485	(45,166)
Accounts receivable – related parties, net	(1,799)	(96,169)
Notes receivable	(3,991)	(19,406)
Inventories	(9,268)	(105,557)
Amounts due from related parties	(2,633)	(5,737)
Prepayments and other current assets	32,261	(110,035)
Accounts payable – third parties	(811,649)	18,699
Accounts payable – related parties	(21,235)	(218,143)
Notes payable	111,327	(144,529)
Contract liabilities – third parties	(2,391)	(4,565)
Contract liabilities – related parties	30,927	353,659
Amounts due to related parties	27,376	5,334
Accrued expenses and other current liabilities	69,834	186,032
Other non-current liabilities	(1,350)	8,769
Net cash used in operating activities	(368,046)	(872,325)
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(In thousands, except share and per share data)
	Year ended December 31,
	2020	2021
	RMB	RMB
Investing activities:
Purchase of property, equipment and intangible assets	(69,114)	(78,863)
Acquisition of long-term investments	—	(1,345,637)
Cash disposed on deconsolidation of a subsidiary	—	(8,360)
Loans to related parties	—	(28,850)
Advances to a related party	(103,024)	(19,806)
Collection of advances to a related party	81,026	90,155
Net cash used in investing activities	(91,112)	(1,391,361)
Financing activities:
Proceeds from issuance of Series Angel Convertible Redeemable Preferred Shares	—	81,950
Proceeds from issuance of Series A Convertible Redeemable Preferred Shares	206,422	1,032,104
Payment for issuance cost of Series A Convertible Redeemable Preferred Shares	(8,500)	—
Refundable deposits in connection with the issuance of Series A Convertible Redeemable Preferred Shares	1,032,104	—
Repayment of refundable deposits in connection with the issuance of Series A Convertible Redeemable Preferred Shares	—	(1,032,104)
Proceeds from issuance of Series A+ Convertible Redeemable Preferred Shares	—	1,331,641
Payment for issuance cost of Series A+ Convertible Redeemable Preferred Shares	—	(10,000)
Proceeds from issuance of Series A++ Convertible Redeemable Preferred Shares	—	452,241
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	—	324,270
Refundable deposits received in connection with the issuance of Series A++ Convertible Redeemable Preferred Shares	—	461,849
Repayment of refundable deposits in connection with the issuance of Series A++ Convertible Redeemable Preferred Shares	—	(461,849)
Cash contributed by redeemable non-controlling shareholders	—	30,000
Cash contributed by non-redeemable non-controlling shareholders	—	2,000
Proceeds from short-term borrowings	76,000	947,000
Repayment for short-term borrowings	(167,900)	(91,000)
Borrowings from related parties	—	315,152
Repayment of borrowings from related parties	—	(65,152)
Repayment of long-term debt	—	(1,125,310)
Net cash provided by financing activities	1,138,126	2,192,792
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,023)	(32,019)
Net increase (decrease) in cash and restricted cash	668,945	(102,913)
Cash and restricted cash at the beginning of the year	334,931	1,003,876
Cash and restricted cash at the end of the year	1,003,876	900,963
Supplemental information:
Income tax paid	35	1,644
Interest paid	2,905	28,983
Non-cash investing and financing activities:
Payable for purchase of property, equipment and intangible assets	4,123	17,882
Re-designation of ordinary shares to Series A Preferred Shares (Note 17)	—	97,660
Issuance of Series B Convertible Redeemable Preferred Shares in connection with acquisition of an equity-method investment (Note 8)	—	620,703
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization

(a)
Description of business

ECARX Holdings Inc. (“the Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on November 12, 2019. The Company through its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”) is engaged in the sales of system-on-chip core modules, automotive computing platform products, software stacks as well as the provision of research and development services primarily in the People’s Republic of China (“PRC”).
(b)
Reorganization

The Group’s history began in March 2017 with the commencement of operation of Hubei ECARX Technology Co., Ltd (“Hubei ECARX”) and its subsidiaries. All of the equity interests of Hubei ECARX were beneficially held by Mr. Shufu Li, the founder and controlling shareholder of the Company, and Mr. Ziyu Shen, the co-founder, chairman of Board of Directors and chief executive officer of the Company.
The Company was incorporated in the Cayman Islands on November 12, 2019 with an authorized share capital of US$50 divided into 10,000,000,000 shares with a par value of US$0.000005 each. Upon incorporation, the Company issued 140,000,000 ordinary shares to Mr. Shufu Li’s holding vehicle and 60,000,000 ordinary shares to Mr. Ziyu Shen’s holding vehicles, which is in same proportion to the percentage of Mr. Shufu Li and Mr. Ziyu Shen’s respective equity interests in Hubei ECARX. On the same date, Mr. Shufu Li and Mr. Ziyu Shen signed an agreement under which Mr. Ziyu Shen agreed to vote in concert with Mr. Shufu Li.
After the incorporation of the Company, the Group undertook a series of reorganization transactions described below (“the Reorganization”) to establish the Company as the parent company of the Group in preparation for its initial public offering. In November 2019, ECARX Group Limited and ECARX Technology Limited (“ECARX HK”) were established by the Company in the British Virgin Islands and Hong Kong respectively, as the intermediate holding companies within the Group. In December 2019, ECARX (Wuhan) Technology Co., Ltd. (“ECARX WH” or “WFOE”) was established in the PRC as a wholly owned subsidiary of ECARX HK. In January 2020, ECARX WH entered into a series of contractual agreements (collectively, the “VIE agreements”) with Hubei ECARX and its equity interest holders. Those arrangements effectively resulted in the Company, through ECARX WH, obtaining the controlling financial interest of Hubei ECARX. Hubei ECARX and its subsidiaries are collectively referred to as VIEs thereafter. On January 10, 2020, upon consummation of the Reorganization, the ownership structure of the Company is identical to the ownership structure of Hubei ECARX.
Since the shares and equity holding percentages were identical in the Company and Hubei ECARX and the rights of each shareholder and equity interest holder were identical immediately before and after the Reorganization, the establishment of corporate structure of the Company is treated as a recapitalization of Hubei ECARX, and the Company is deemed as a continuation of Hubei ECARX. The Reorganization was accounted for in a manner similar to a pooling of interest and the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.
(c)
Variable interest entity (“VIE”)

The Group operated all of its business in the PRC through Hubei ECARX, a limited liability company established under the laws of the PRC prior to the Restructuring in April 2022 as described in Note 26. The recognized and unrecognized revenue-producing assets of the VIE and VIE’s subsidiaries primarily consisted of property and equipment, internally developed software and intellectual property, patents and trademarks and other licenses necessary for the operation and assembled workforce.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization (continued)

The equity interests of Hubei ECARX were legally held by Mr. Shufu Li and Mr. Ziyu Shen, who acted as the nominee equity holders of Hubei ECARX on behalf of ECARX WH. A series of VIE agreements, including the Power of Attorney, the Exclusive Business Cooperation Agreement, the Exclusive Purchase Option Agreement, the Equity Interest Pledge Agreement and Spousal Consent, as amended, were entered among the VIE, the WFOE and the nominee equity holders of the VIE. Through the VIE Agreements, the nominee equity holders of the VIE had granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to the WFOE. The nominee equity holders of the VIE did not participate significantly in income and loss and did not have the power to direct the activities of the VIE that most significantly impact their economic performance. Accordingly, the VIE was considered a variable interest entity.
In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company, through the WFOE, had a controlling financial interest in the VIE because the WFOE had (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the right to receive benefits from the VIE that could potentially be significant to the VIE. Thus, the Company, through the WFOE, is the primary beneficiary of the VIE.
Under the terms of the VIE Agreements, the Company, through the WFOE, had (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Business Cooperation Agreement; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIE under the Power of Attorney; (iii) the right to receive the residual benefits of the VIE through its exclusive option to acquire 100% of the equity interests and assets in the VIE, to the extent permitted under PRC law, under the Exclusive Purchase Option Agreement. Accordingly, the financial statements of the VIE were consolidated in the Company’s consolidated financial statements.
Under the terms of the VIE Agreements, the VIE’s nominee equity holders had no rights to the net assets nor had the obligations to fund the deficit, and such rights and obligations had been vested to the Company. All of the deficit (net liabilities) and net loss of the VIE were attributed to the Company.
The principal terms of the VIE Agreements are as follows:
Power of Attorney
Pursuant to the power of attorney agreement entered into among WFOE and each of the equity holders of VIE, the equity holders of VIE unconditionally and irrevocably appointed WFOE as their sole attorney-in-fact to exercise all equity holder rights, including, but not limited to, the right to convene and attend equity holders’ meeting, to exercise voting rights and sign any resolution and minutes of the meetings as a shareholder or director, the rights to sale, transfer, pledge or disposal of all or any part of the equity interests in VIE, to appoint the legal representative, director, supervisor and other senior management personnel, of VIE and to exercise all other equity holders’ rights stipulated by PRC laws and regulations and the articles of association of VIE. The powers of attorney will remain effective until such equity holders cease to be equity holders of the VIE.
Exclusive Business Cooperation Agreement
Pursuant to the Exclusive Business Cooperation Agreement, WFOE has agreed to provide to the VIEs with comprehensive technical support, consulting services and other services, including but not limited to software licensing legally owned by WFOE; development, maintenance and update of software involved in VIEs’ business; design, installation, daily management, maintenance and updating of network system, hardware and database design; technical support and training for employees of VIEs; assisting VIEs in consultancy, collection and research of technology and market information; providing business management

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization (continued)

consultation, marketing and promotion services, customer order management, customer services, leasing of equipment or properties and other related services. The VIEs shall pay WFOE service fees determined by WFOE in its sole discretion. WFOE has the right to determine the level of service fees paid and therefore receives substantially all of the economic benefits of its VIEs in the form of service fees. WFOE, as appropriate, will exclusively own any intellectual property rights arising from the performance of these agreements. The aforementioned agreement will terminate automatically when WFOE terminates it by written notice.
Exclusive Purchase Option Agreements
Under the exclusive purchase option agreements, Mr. Shufu Li and Mr. Ziyu Shen granted WFOE or its designee an option to purchase their equity interest in VIE at RMB1.00 or a price equal to the minimum amount of consideration permitted by PRC law. Mr. Shufu Li and Mr. Ziyu Shen should remit to the VIE any amount that is paid by the WFOE or its designated person(s) in connection with the purchased equity interest. Mr. Shufu Li and Mr. Ziyu Shen also granted WFOE or its designee an option to purchase all or a portion of the assets of VIE for the minimum amount of consideration permitted by PRC law. Mr. Shufu Li and Mr. Ziyu Shen also agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any material assets of VIE without the prior written consent of WFOE. The Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in VIE have been acquired by WFOE or its designee.
Equity Interest Pledge Agreements
Under the Equity Interest Pledge Agreement, Mr. Shufu Li and Mr. Ziyu Shen pledged their respective equity interest in VIE to WFOE to secure obligations under the Power of Attorney, Exclusive Business Cooperation Agreement, and Exclusive Purchase Option Agreement. Mr. Shufu Li and Mr. Ziyu Shen further agreed not to transfer or pledge their equity interests in VIE without the prior written consent of WFOE. The Equity Interest Pledge Agreement will remain binding until the pledgers, Mr. Shufu Li and Mr. Ziyu Shen, as the case may be, discharge all of their obligations under the above-mentioned agreements. On January 10, 2020, the equity pledges under the Equity Interest Pledge Agreement were registered with competent PRC regulatory authority.
Spousal Consents
The spouses of Mr. Shufu Li and Mr. Ziyu Shen, have each signed a spousal consent. Under the spousal consent, the signing spouse unconditionally and irrevocably agreed that the equity interest in VIE which is held by and registered under the name of her spouse will be disposed of pursuant to the abovementioned Equity Interest Pledge Agreements, Exclusive Purchase Option Agreements, the Exclusive Business Cooperation Agreement and the Power of Attorney. Moreover, the spouse confirmed she has no rights, and will not assert in the future any right, over the equity interests in VIE held by her spouse. In addition, in the event that the spouse obtains any equity interest in VIE held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.
The Company relied on the VIE Agreements to operate and control VIEs. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be difficult to exert

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization (continued)

effective control over VIEs, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.
In the opinion of management, based on the legal opinion obtained from the Company’s mainland PRC legal counsel, the above contractual arrangements were legally binding and enforceable and did not violate current mainland PRC laws and regulations. However, there were uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company could not be assured that PRC regulatory authorities would not ultimately take a contrary view to its opinion. If the Company’s corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
•
revoking the business license and/or operating license of such entities;

•
placing restrictions on the operations or the Company’s right to collect revenues;

•
imposing fines, confiscating the income from the WFOE or VIEs, or imposing other requirements with which the Company or the VIEs may not be able to comply;

•
requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements and deregistering equity pledges made by the equity holders of the VIEs, which in turn would affect the ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

•
restricting or prohibiting the Company’s use of the proceeds of public offerings to finance the business and operations in China; or

•
taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated financial statements.
The Company’s involvement with the VIE under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.
The following consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2020 and 2021, and consolidated revenues, net loss and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries have been eliminated upon consolidation.
	As of December 31,
	2020	2021
Current assets
Cash	597,772	642,293
Restricted cash(i)	273,940	23,004
Accounts receivable – third parties, net	201,126	184,546
Accounts receivable – related parties, net(ii)	691,871	813,364
Notes receivable(iii)	118,304	137,710
Inventories	233,864	223,319
Amounts due from related parties(iv)	78,616	42,604

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization (continued)

	As of December 31,
	2020	2021
Prepayments and other current assets	118,129	182,589
Total current assets	2,313,622	2,249,429
Non-current assets
Long-term investments	2,653	441,586
Property and equipment, net	106,083	94,387
Intangible assets, net	30,043	31,026
Other non-current assets – third parties	11,255	19,904
Other non-current assets – related parties	353	1,929
Total non-current assets	150,387	588,832
Total assets	2,464,009	2,838,261
Current liabilities
Short-term borrowings	76,000	932,000
Current instalments of long-term debt	250,000	—
Accounts payable – third parties	715,737	622,867
Accounts payable – related parties(ii)	349,523	159,528
Notes payable	271,833	127,304
Amounts due to related parties (iv)	132,204	2,452,787
Contract liabilities, current – third parties	5,713	2,685
Contract liabilities, current – related parties	151,694	363,285
Warrant liabilities	80,270	—
Accrued expenses and other current liabilities	1,308,970	442,588
Total current liabilities	3,341,944	5,103,044
Non-current liabilities
Contract liabilities, non-current – third parties	55	317
Contract liabilities, non-current – related parties	359,091	472,749
Long-term debt, net, excluding current instalments	775,387	—
Other non-current liabilities	7,523	16,292
Total non-current liabilities	1,142,056	489,358
Total liabilities	4,484,000	5,592,402

(i)
Restricted cash of RMB273,940 and RMB23,004 as of December 31, 2020 and 2021, respectively, were pledged for notes payable.

(ii)
As of December 31, 2020 and 2021, accounts receivable — related parties, net, include amounts of RMB31,394 and RMB57,039 due from the Company and its subsidiaries, and accounts payable — related parties include amounts of RMB6,506 and RMB59,622 due to the Company and its subsidiaries, all of which are eliminated upon consolidation.

(iii)
Notes receivable of RMB117,893 and RMB110,550 as of December 31, 2020 and 2021, respectively, were pledged for notes payable.

(iv)
As of December 31, 2020 and 2021, amounts due from related parties include amounts of nil and RMB1,326 due from the Company and its subsidiaries, respectively; and amounts due to related parties include amounts of RMB78,299 and RMB2,143,777 due to the Company and its subsidiaries, respectively. All of the amounts are eliminated upon consolidation.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Description of business and organization (continued)

	Year ended December 31,
	2020	2021
Revenues(v)	2,241,536	2,755,780
Net loss	(495,741)	(1,106,865)
Net cash used in operating activities(vi)	(312,311)	(817,989)
Net cash used in investing activities	(91,112)	(436,280)
Net cash provided by financing activities(vii)	940,204	1,047,854
Net increase in cash and restricted cash	536,781	(206,415)
Cash and restricted cash at the beginning of the year	334,931	871,712
Cash and restricted cash at the end of the year	871,712	665,297

(v)
For the years ended December 31, 2020 and 2021, revenues including amounts of RMB31,394 and RMB26,290, respectively, are from the Company and its subsidiaries, which are eliminated upon consolidation.

(vi)
Net cash used in operating activities respectively includes amounts of RMB75,361 and RMB33,405 generated from the Company and its subsidiaries for the years ended December 31, 2020 and 2021, which are eliminated upon consolidation.

(vii)
Net cash provided by financing activities respectively includes amounts of nil and RMB2,067,268 provided by the Company and its subsidiaries for the years ended December 31, 2020 and 2021, which are eliminated upon consolidation.

The Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for restricted cash of RMB23,004, notes receivables of RMB110,550 that were pledged for notes payable, and paid-in-capital of RMB10,000 as of December 31, 2021. The creditors of VIEs do not have recourse to the general credit of the Company and its wholly-owned subsidiaries.
The unrecognized revenue-producing assets that are held by the VIEs comprise of internally developed software and intellectual property, patents and trademarks and other licenses, which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.
During the year presented, the Company and its wholly owned subsidiaries provided financial support to VIEs that they were not previously contractually required to provide in the form of advances. To the extent VIEs requires financial support, the Company may, at its option and to the extent permitted under the PRC law, provide such support to VIEs through loans to VIEs’ nominee equity holders or entrustment loans to VIEs.
2.
Summary of significant accounting policies

(a)
Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousand.
These consolidated financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.
The Company has incurred losses since its inception. As of December 31, 2021, the Group had an accumulated deficit of RMB4,109,041, and its consolidated current liabilities exceeded current assets in the

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

amount of RMB566,019. In addition, the Group recorded net cash used in operating activities in the amount of RMB872,325 for the year ended December 31, 2021.
Historically, the Group had relied principally on proceeds from the issuance of redeemable convertible preferred shares and bank borrowings to finance its operations and business expansion. The Company will require additional liquidity to continue its operations over the next 12 months.
The Company has evaluated plans to continue as a going concern which include: a) external financing in conjunction with the mergers with Cova Acquisition Corp., obtaining additional loan facilities from banks and renewal of existing bank borrowings when they are due, obtaining financial support from controlling shareholders, and issuance of convertible notes to new investors, though there is no assurance that the Company will be successful in obtaining such additional liquidity on terms acceptable to the Company, if at all; or failing that, b) a business plan to accelerate the pace of collections of amounts due from related parties and optimize operational efficiency to improve the Company’s cash flow from operations. The feasibility of such plan is contingent upon many factors out of the control of the Company, including the severity of the impact of the COVID-19 pandemic on the Chinese economy and the Company’s business operations, which is highly uncertain and difficult to predict.
The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.
(b)
Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, the VIE in which the Company, through its WFOE, has a controlling financial interest, and the VIE’s subsidiaries. All intercompany transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. Noncontrolling interests are separately presented as a component of shareholders’ deficit in the consolidated financial statements.
(c)
Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, estimated service period of connectivity services, the allowance for doubtful accounts receivables, the realizability of inventories, the accrual for warranty obligations, useful lives and recoverability of property, equipment and intangible assets, recoverability of long-term investments, valuation allowance of deferred tax assets, the fair values of share-based compensation awards, redeemable convertible preferred shares, warrant liabilities and financial guarantee. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
(d)
Cash and restricted cash

Cash consists of cash at bank. Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash are bank deposits pledged for notes payable.
(e)
Contract liabilities

The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities. A contract liability is recognized when the Group has an obligation to transfer goods or

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due from the customer.
(f)
Accounts receivable

Accounts receivable represent those receivables derived in the ordinary course of business when the Group has sold the products or provided services to its customers and when its right to consideration is unconditional. Accounts receivable are presented net of allowance for doubtful accounts. The Group maintains a general and specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances with large creditworthy customers are reviewed by management individually for collectability. All other balances are reviewed on a pooled basis. A percentage of general allowance is applied to the balances of accounts receivable in each aging category, excluding those which are assessed individually for collectability. Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.
An allowance for doubtful accounts is recorded into general and administrative expenses. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.
(g)
Notes receivable

Notes receivable are primarily bank acceptance notes issued by reputable financial institutions that entitle the Group to receive the full face value amount from the financial institutions at maturity, which is typically six months from the date of issuance. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Upon receipt of the bank acceptance notes, the Group’s accounts receivable from the customer is derecognized.
(h)
Inventories

Inventories, comprised of raw materials, work in process, and finished goods, are accounted for using the first-in-first-out cost method and are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price of the inventory in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation.
Cost of work-in-process and finished goods comprise primarily direct materials and manufacturing charges from outsourced factories. The Group identifies potentially slow-moving and obsolete inventories through physical counts, monitoring of inventories on hand and specific identification. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts, if the inventory on hand is in excess of future demand forecast, the excess amounts are written off. Write-downs to inventory are recorded in the cost of revenues to reduce the carrying amount of any obsolete and excess inventories to their estimated net realizable value.
(i)
Long-term investments

Equity method investments
The Group applies the equity method to account for equity interests in investees over which the Group has significant influence but does not own a majority equity interest or otherwise control.
Under the equity method of accounting, the Group’s share of the investees’ results of operations is reported as share of results of equity method investments in the consolidated statements of comprehensive

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

loss. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.
The Group recognizes an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other than temporary. The process of assessing and determining whether impairment on an investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.
Equity securities
Equity investments without readily determinable fair values which do not qualify for net asset value per share (or its equivalent) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock, are accounted for under the measurement alternative. The carrying values of equity investments without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of comprehensive loss.
The Group makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value is impaired at each reporting period and recognizes an impairment loss equal to the difference between the carrying value and fair value in earnings. No impairment loss was recognized for the years ended December 31, 2020 and 2021. As a result of adoption of ASU 2016-01, the Company is not required to disclose the fair value for equity investments without readily determinable fair value.
(j)
Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and impairment, if any.
Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as below:
Category	Estimated useful life
Machinery and electronic equipment	3 – 10 years
Transportation vehicles	4 years
Office and other equipment	5 years
Leasehold improvement	Shorter of the lease term and the estimated useful lives of the assets
Construction in progress represents property and equipment under construction. Construction in progress is transferred to property and equipment and depreciation commences when an asset is ready for its intended use.
Gains or losses arising from the disposal of an item of property and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

(k)
Intangible assets, net

Intangible assets primarily comprise of purchased software, which are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives between 3 and 10 years.
(l)
Impairment of long-lived assets

Long-lived assets, including property and equipment, intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recognized for long-lived assets for the years ended December 31, 2020 and 2021.
(m)
Product warranties

The Group provides product warranties on all applicable products based on the contracts with its customers at the time of sale of products. The Group accrues a warranty reserve for the products sold, which includes the best estimate of projected costs to settle indemnity for claims under warranties. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement. These factors are estimates that may change based on new information that becomes available each period. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accrued expense and other current liabilities while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty cost is recorded as a component of cost of goods sold in the consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.
The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.
(n)
Value added taxes

The Company’s PRC subsidiaries and VIEs are subject to value added tax (“VAT”) on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group. Revenue from sales of products and provision of services are generally subject to VAT at the rate of 6% and 13%, respectively, since April 1, 2019, or 6% to 16% between January 1, 2019 and March 31, 2019, and subsequently paid to PRC tax authorities after netting input VAT on purchases.
The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.
(o)
Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others,

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.
(p)
Fair value measurement

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Financial assets and liabilities of the Group primarily consist of cash, restricted cash, accounts receivables, amounts due from related parties, notes receivable, short-term borrowings, accounts payable, amounts due to related parties, notes payable and warrant liabilities, long-term debt and other payables included in accrued expenses and other current liabilities. The Group measures warrant liabilities at fair value on a recurring basis using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2020, the carrying amounts of long-term debt approximate the fair value as those borrowings carry interest rates which approximate rates currently offered by financial institutions for similar debt instruments with comparable maturities. As of December 31, 2020 and 2021, the carrying values of other financial instruments approximate to their fair values due to the short-term maturity of these instruments.
(q)
Revenue recognition

The Group accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (“ASC 606”) since January 1, 2018. In accordance with ASC 606, the Group recognizes revenue upon the transfer of control of promised products or services to the Group’s customers, in the amount of consideration the Group expects to receive for those products or services (excluding VAT collected on behalf of government authorities).

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

The Group generates revenues from sales of goods, software license and services.
Sales of goods revenues
Sales of goods revenues include sales of following products:
a.
Automotive computing platform, which Tier 1 automotive suppliers or the Original Equipment Manufacturers (“OEM”) purchase from the Group and assemble on cars with infotainment head unit or digital cockpit;

b.
SoC (“system-on-chip”) core modules, where the Group sells standardized computing board, which integrates SoC with core integrated circuits and peripheral to Tier 1 automotive suppliers or the OEMs; and

c.
Automotive merchandise and other products, which are primarily basic electronic components such as resistor, capacitor and circuit board sold to automotive suppliers.

The Group is mainly engaged by the related parties to manufacture and sell automotive computing platforms. The Group also generates revenue from the sales of SoC core modules, automotive merchandise and other products. Revenues are recognized when the automotive computing platform, SoC core modules, automotive merchandise or other products are accepted by the customers, which is the point in time that control of the product is transferred to the customers. The selling price, which is specified in the purchase orders, is fixed. The Group determines that it is the principal of the contract and presents the revenue generated from sales of products on a gross basis as the Group has control of products before they are transferred to the customers.
Unless a product was defective, the Group does not provide customers any right of product return.
Software license revenues
Software license revenues include revenues from the sales of software stack, which incorporates the service software framework to connect the application layer to the operating system layer of the overall cockpit system.
The Group generates revenues from licensing its software to its customers, which are Tier 1 automotive suppliers. The Group licenses the rights to the intellectual property of the software in two types of contracts. Customers may subscribe to licenses or purchase perpetual licenses, which provide customer with same functionality and differ mainly in the duration of the license period.
For subscription to licenses, the Group licenses its software to its customers for a fixed period. The customers then indicate their acceptance upon receiving the software by providing a written notice. For perpetual licenses, the Group does not license customers for a specific period and it is accepted by customer with an acceptance notice.
The software has significant stand-alone functionality which is not expected to substantively change during the license period. The nature of the software is functional and a right to use the Group’s intellectual property according to ASC 606. Revenues related to the fixed period software licenses, which is a fixed consideration, are recognized at a point in time upon customers’ acceptance when the control over the licences is transferred to customers. Revenues related to the perpetual licenses are recognised when subsequent sale occurs according to the sales-based royalties guidance under ASC 606 as this type of software is charged based on the subsequent sale made by Tier 1 automotive suppliers to the OEMs after the software has been configured into Tier 1’s auto parts. The license does not have a renewal term. Post-contract customer support,

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

which include technical support and unspecified minor bug fixes, are provided to all customers. The Post-contract customer support is not material and not accounted for as a distinct performance obligation.
Service revenues
The Group generates revenues by provision of the following services:
a.
Automotive computing platform design and development service

b.
Connectivity service, which enables end-users of automobiles the access to internet; and,

c.
Other services, including technical consulting services provided to automotive companies. The performance obligations are satisfied, and revenues are recognised, at point in time upon customers’ acceptance of the services given the overtime criteria under ASC 606 are not met.

The Group provides design and development services on automotive computing platform for OEMs. The contracts for design and development services are separate from the contracts for manufacture of automotive computing platform because they are not entered into at or near the same time. The service contracts for design and development services are entered into with the customers near the end of the development process. The Group does not have any enforceable right to payment before the agreed deliverables are accepted by customers. Therefore, the Group recognizes revenue at a point in time when the agreed deliverables are accepted by customers.
The Group purchases data traffic from its suppliers and maintain a data pool to provide connectivity service to its related parties with the provision of data service packs. The connectivity services commence upon activation of the data service packs and remain effective with agreed standard connectivity speed (1) over the duration of ownership under the first registered owner of the automobiles or (2) over the shorter of (i) an agreed fixed period or (ii) the duration of ownership under the first registered owner. Therefore, the Group estimates the period when the data services packs is activated and recognizes revenue over the estimated period on a straight-line basis. The Group determines that it is the principal in providing such connectivity service, as it has control over the services, including negotiating arrangement details with customers, establishing prices for service packs sold, selecting data traffic suppliers and management of the data traffic pool to fulfil users’ needs.
(r)
Research and development expenses

Research and development expenses mainly consist of direct material cost, outsourced development expenses, payroll and share-based compensation related to researching and developing new technologies and expenses associated with the use of facilities and equipment by these functions, such as rental and depreciation expenses. Research and development expenses are expensed as incurred.
(s)
Selling and marketing expenses

Selling and marketing expense mainly consists of payroll and share-based compensation related to the selling and marketing activities, advertising costs, rental, depreciation related to selling and marketing functions. Advertising costs are expensed as incurred. The advertising costs were RMB5,139 and RMB13,674 for the years ended December 31, 2020 and 2021, respectively.
(t)
Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received. Government grant for the purpose of giving

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

immediate financial support to the Group with no future related costs is recognized as government grants in the Group’s consolidated statement of comprehensive loss when the grant becomes receivable.
(u)
Income tax

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not taxable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.
Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date.
A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Group’s operating history and tax credit carryforwards, if any, not expiring.
The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expense and general and administrative expenses, respectively.
(v)
Share-based compensation

The Group measures the cost of employee and non-employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee and non-employee is required to provide service in exchange for the award, which generally is the vesting period. For graded vesting awards with only service condition, the Group recognizes compensation cost on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. For awards with performance conditions, compensation cost is expensed over the estimated vesting period if it is probable that the performance condition will be achieved.
The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

(w)
Employee benefits

The Company’s subsidiaries and the VIEs in the PRC participate in a government mandated, multi-employers, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB95,913 and RMB165,935 for the years ended December 31, 2020 and 2021, respectively. In response to the COVID-19 pandemic, the PRC government has implemented relief policies to exempt or reduce enterprises’ payments to certain social benefits provided to employees during 2020. The amount of exemption and reduction for employee social benefits for the Company’s PRC subsidiaries, the VIE and VIE’s subsidiaries for the year ended December 31, 2020 was RMB22,473.
(x)
Operating lease

The Group leases premises for offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis over the lease term.
(y)
Foreign currency

The Group use RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in British Virgin Islands and Hong Kong S.A.R. is the US$. The Group’s entities incorporated in Kingdom of Sweden and the United Kingdom use their respective local currencies as their functional currencies. The functional currency of its PRC subsidiaries and VIEs is the RMB.
Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as foreign currency exchange gains (losses), net in the consolidated statements of comprehensive loss.
The financial statements of the Company, its subsidiary incorporated at British Virgin Islands, Hong Kong S.A.R., Sweden and United Kingdom are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficits) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in shareholders’ deficit.
RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.
(z)
Risks and Concentration

Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash and accounts receivables and notes receivable.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

The Group’s policy requires cash and restricted cash to be placed with high quality financial institutions. The Group regularly evaluates the credit standing of the counterparties or financial institutions.
The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.
Concentration of customers and suppliers
The Group currently has a concentrated customer base with a limited number of key customers, particularly Geely Group. Geely Group represents 94.8% and 95.8% of the Group’s accounts receivable — related parties, net, as of December 31, 2020 and 2021, respectively. During the years ended December 31, 2020 and 2021, Geely Group contributed 74.1% and 70.4% of the Group’s total revenues, respectively, which excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group.
Four third-party customers account for 37.2%, 12.0%, 11.4%, 11.3% of the Group’s accounts receivable — third parties, net, as of December 31, 2020, respectively, and three third-party customers account for 51.1%, 11.0%, 10.6% of the Group’s accounts receivable — third parties, net, as of December 31, 2021, respectively. No third-party customers contributed more than 10.0% of the Group’s total revenues for the years ended December 31, 2020 and 2021.
The following table summarizes suppliers with greater than 10.0% of the accounts payable:
	As of December 31,
	2020	2021
Supplier A, a related party	29.8%	Less than 10.0%
Supplier B, a third party	15.2%	15.5%
Supplier C, a third party	Less than 10.0%	13.8%
Supplier D, a related party	Less than 10.0%	10.3%
Suppliers contributed more than 10.0% of total purchases are as below:
	As of December 31,
	2020	2021
Supplier B, a third party	35.2%	23.6%

(aa)
Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the accretions to redemption value of redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two‑class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. Warrants and redeemable convertible preferred shares are participating securities, as they participate in undistributed earnings on an if-converted basis. A net loss is not allocated to participating securities when the participating securities do not have contractual obligations to share losses.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the conversion of the redeemable convertible preferred shares, using the if-converted method, and ordinary shares issuable upon the exercise of warrants and share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.
(bb)
Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s chief executive officer does not segregate the Group’s business by product or service. Management has determined that the Group has one operating segment, which is automotive intelligence and networking segment.
The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical information is presented.
(cc)
Statutory reserves

In accordance with the PRC Company Law, the paid-in capitals of the PRC subsidiaries and VIEs are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.
In addition, in accordance with the PRC Company Law, the Group’s PRC subsidiaries and VIEs must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits after offsetting any prior year losses as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.
The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.
During the year ended December 31, 2020, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB248. As of December 31, 2020, the balance of such statutory surplus fund amounted to RMB282. The Group disposed of a PRC subsidiary in September 2021(see Note 8), nil appropriation to statutory surplus fund was made during the year ended December 31, 2021. The balance of the statutory surplus was nil as of December 31, 2021.
No appropriation to the discretionary surplus fund was made by the Group’s PRC subsidiaries and VIEs.
(dd)
Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in November 2019 by ASU 2019-09, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), and in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), which deferred the effective date of new leases standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 was further amended in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), ASU 2020-05 deferred the effective date of new lease standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15,2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt ASU 2016-02 for the fiscal year ending December 31, 2022. The Group currently plans to elect the modified retrospective transition approach, which allows the Group to record a cumulative-effect adjustment as of the effective date without restating prior periods. Additionally, the Group currently plans to use the package of practical expedients that allows the Group not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any existing leases. The Group also plans to elect the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Group expects that this standard will have a material effect on the consolidated financial statements. The Group currently believes the most significant change relate to the recognition of right-of-use (“ROU”) assets and lease liabilities on the consolidated balance sheets for operating leases of offices. The adoption of the standard on January 1, 2022 is expected to result in recognition of ROU assets and lease liabilities of approximately RMB70.0 million on the consolidated balance sheets. The Group does not believe the standard will materially affect the Group’s consolidated statements of comprehensive loss, except for additional impairment of ROU assets, which could be material given the size of ROU assets.
In June 2016, the FASB amended ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-09, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-13 will be applied for the fiscal year ending December 31, 2023. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815 — 40). This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for public companies for fiscal years beginning after December 15, 2021, including interim periods within

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Summary of significant accounting policies (continued)

those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group early adopted ASU 2020-06 on January 1, 2021. The adoption of ASU 2020-06 did not have a material impact on the Group’s consolidated financial statements for the fiscal year ended December 31, 2021.
3.
Cash and restricted cash

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:
	As of December 31,
	2020	2021
Cash at bank	729,936	877,959
Restricted cash	273,940	23,004
Cash and restricted cash shown in the consolidated statements of cash flows	1,003,876	900,963
Cash and restricted cash are deposited in financial institutions at below locations:
	As of December 31,
	2020	2021
Financial institutions in the mainland of the PRC
– Denominated in RMB	868,411	667,686
– Denominated in US$	135,425	182,141
Total cash balances held at mainland PRC financial institutions	1,003,836	849,827
Financial institutions in Kingdom of Sweden
– Denominated in Swedish Krona (“SEK”)	40	28,986
Total cash balances held at Kingdom of Sweden financial institutions	40	28,986
Financial institutions in the United Kingdom (“UK”)
– Denominated in Great Britain Pound (“GBP”)	—	22,150
Total cash balances held at UK financial institutions	—	22,150
Total cash balances held at financial institutions in RMB	1,003,876	900,963
As of December 31, 2020 and 2021, the Group’s restricted cash of RMB273,940 and RMB23,004 were pledged for notes payable.
4.
Accounts receivable, net

Accounts receivable, net consisted of the following
	As of December 31,
	2020	2021
Accounts receivable – third parties	201,126	184,546
Less: Allowance for doubtful accounts, third parties	—	—
Accounts receivable – third parties, net	201,126	184,546

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
4.
Accounts receivable, net (continued)

	As of December 31,
	2020	2021
Accounts receivable – related parties	673,784	768,747
Less: Allowance for doubtful accounts	—	—
Accounts receivable – related parties, net	673,784	768,747

The movement of the allowance for doubtful accounts of accounts receivables due from related parties is as follows:
	As of December 31,
	2020	2021
Balance at the beginning of the year	—	—
Additions	360	—
Write-off	(360)	—
Balance at the end of the year	—	—
Nil provisions were provided to accounts receivables — third parties as of December 31, 2020 and 2021.
5.
Notes receivable

The Company collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 2020 and 2021 are bank acceptance notes, among which, RMB117,893 and RMB110,550, respectively, are pledged as collateral to secure notes payable issued by China Merchants Bank (“CMB”). The notes payables are used for settlement between the Group and its suppliers on the purchase of raw materials and other inventories.
6.
Inventories

Inventories consisted of the following:
	As of December 31,
	2020	2021
Raw material	103,822	117,845
Work in process	9,112	2,690
Finished goods	120,930	102,784
Total	233,864	223,319
The Group recorded inventory write-down of RMB44,134 and RMB49,485 for the years ended December 31, 2020 and 2021, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
7.
Prepayments and other current assets

Prepayments and other current assets consisted of the following:
	As of December 31,
	2020	2021
Prepayments to suppliers	109,773	174,860
Prepaid rental and deposits	4,563	5,256
Deferred offering costs	—	5,719
Others	3,793	14,240
Prepayments and other current assets	118,129	200,075
As of December 31, 2021, deferred offering costs consisted of legal expenses incurred through the balance sheet date that were directly related to the initial public offering. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.
Nil and RMB3,245 provision were provided to prepayments and other current assets as of December 31, 2020 and 2021, respectively.
8.
Long-term investments

	As of December 31,
	2020	2021
Equity method investments	2,653	678,225
Less: Impairment of equity method investments	—	—
Total equity method investments, net	2,653	678,225
Equity securities	—	675,824
Less: Impairment of equity securities	—	—
Total equity securities, net	—	675,824
Total long-term investments	2,653	1,354,049
Equity method investments
As of December 31, 2020, the Group had a number of equity method investments, which were individually and in aggregate immaterial to the Group’s financial condition or results of operations.
The Group made several equity method investments in 2021, which included:
•
On April 28, 2021, Hubei ECARX entered into an investment agreement with a related party, Geely Group, to establish an investee in the PRC, in which the Group owns 50% of the equity interest. The Group contributed RMB200.0 million in cash to the investment. The Group accounted for this investment as equity method investment since the investee is a corporate joint venture and the Group can exert significant influence in the investee.

•
In May 2021, Hubei ECARX entered into a limited partnership agreement to subscribe 9.416% equity interest of Suzhou Chenling Investment LLP (“Suzhou Chenling”), a private equity fund which is focused on new energy and biotechnology industries, with the cash consideration of RMB200.0 million. The Group accounted for the investment in the limited partnership as equity method investment, as it has more than virtually no influence on the investee.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
8.
Long-term investments (continued)

•
In July 2021, ECARX HK entered into an investment agreement with Volvo Cars, a related party, to establish a joint venture of HaleyTek AB with cash consideration of SEK360.0 million (equivalent to RMB269,813), in which the Group owns 40% equity interest and can exert significant influence.

•
On July 26, 2021, the Group acquired 34.61% equity interest of SiEngine Technology Co., Ltd. (“SiEngine”) from the controlling shareholder of the Company, at the cash consideration of US$10.6 million (equivalent to RMB68,967) plus the issuance of 8,283,686 Series B Redeemable Convertible Preferred Shares at the issuance price of US$11.57 per share, or US$95.8 million (equivalent to RMB620,703). The Group accounted for the investment in SiEngine as equity method investment, as it can exert significant influence on SiEngine. The Group initially recognized the investment at the carrying amount of the Company’s controlling shareholder, which was nil, as the acquisition of equity method investment is a transaction between companies under common control. The excess of consideration over the carrying amount of the equity investment was recorded as a deemed dividend in the amount of RMB689.7 million to the controlling shareholder.

•
On September 1, 2021, the Group sold 2% equity interest of Hubei Dongjun Automotive Electronics Technology Co., Ltd. (“Hubei Dongjun”) at the cash consideration of RMB1.0 million. Hubei Dongjun was established by the Group and a third-party investor, Hubei Dongjun Industrial Group Co., Ltd., and has not been a material subsidiary of the Group since the establishment. As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 51% to 49% and the Group lost control over the subsidiary. On the date when the Group lost control in the subsidiary, the Group remeasured its retained equity interest of the entity at fair value in the amount of RMB24,500 and recorded a gain of RMB10,579 as a result the deconsolidation (See Note 18(a)). Since the Group still retains significant influence over the investment, it accounts for the investment as equity method investment prospectively from the date of deconsolidation.

Summary combined financial information for the investee companies as of and for the year ended December 31, 2021 follows:
As of December 31,
2021
Financial position:
Current assets	1,464,896
Non-current assets	1,259,714
Total assets	2,724,610
Current liabilities	675,927
Non-current liabilities	956,934
Total liabilities	1,632,861
Shareholders’ equity	1,091,749
Total liabilities and shareholders’ deficit	2,724,610

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
8.
Long-term investments (continued)

Year ended December 31,
2021
Results of operations:
Total revenues	711,800
Loss from operation	(500,388)
Net loss	(389,593)
Management evaluated whether there was other than temporary impairment based on the facts, including recent financing activities, projected and historical financial performance of the investees. No impairment loss was recognized for the years ended December 31, 2020 and 2021.
Equity securities
On July 1, 2021, the Group subscribed 8,834 newly issued common shares of Zenseact AB (“Zenseact”), representing 15% equity interest of Zenseact, at the cash consideration of US$106.0 million (equivalent to RMB675,824). Zenseact is a private-owned entity and a related party of the Group.
There was no orderly transaction for an identical or a similar investment of Zenseact for the year ended December 31, 2021. The Group measures the equity security without a readily determinable fair value at cost less any impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar securities of the same issuer.
No impairment loss was recognized for the year ended December 31, 2021.
9.
Property and equipment, net

Property and equipment, net, consisted of the following:
	As of December 31,
	2020	2021
Machinery and electronic equipment	148,096	158,849
Transportation vehicles	5,245	7,600
Office and other equipment	4,101	7,219
Leasehold improvements	30,065	39,166
Construction in progress	365	5,994
Property and equipment	187,872	218,828
Less: accumulated depreciation	(81,789)	(115,672)
Property and equipment, net	106,083	103,156

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
9.
Property and equipment, net (continued)

Depreciation expenses on property and equipment were allocated to the following expense items:
	Year ended December 31,
	2020	2021
Cost of revenues	1,684	1,401
Selling and marketing expenses	355	290
General and administrative expenses	23,148	26,530
Research and development expenses	13,293	14,916
Total depreciation expenses	38,480	43,137

10.
Intangible assets, net

Intangible assets, net consisted of the following:
	As of December 31,
	2020	2021
Software	71,841	69,732
Less: accumulated amortization	(41,798)	(38,706)
Intangible assets, net	30,043	31,026
Amortization expenses on intangible assets were allocated to the following expense items:
	Year ended December 31,
	2020	2021
Cost of revenues	96	77
Selling and marketing expenses	1,027	876
General and administrative expenses	2,535	5,845
Research and development expenses	16,820	15,077
Total amortization expenses	20,478	21,875
The estimated amortization expenses for intangible assets in each of the next five years were RMB18,473, RMB10,253, RMB2,300, nil, and nil, respectively.
11.
Short-term borrowings

Short-term borrowings consisted of the following:
	As of December 31,
	2020	2021
Unsecured bank loans	76,000	932,000
As of December 31, 2020 and 2021, the Group’s short-term borrowings bear an interest rate of 4.00% per annum. As of December 31, 2020 and 2021, the Group had a total line of credit in the amount of RMB700,000 and RMB1,000,000, among which the unused portion were RMB410,688 and RMB172,696, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
12.
Contract liabilities

Contract liabilities consisted of the following:
	As of December 31,
	2020	2021
Current liabilities – third parties	7,677	2,685
Current liabilities – related parties	151,694	363,285
Non-current liabilities – third parties	55	317
Non-current liabilities – related parties	359,091	472,749
Contract liabilities, current and non-current	518,517	839,036
The contract liabilities primarily relate to up-front non-refundable payments from the Group’s customers for purchase of connectivity services and automotive computing platform products in advance of transfer of the control of the products and services under the contract. Amounts that are expected to recognize as revenues within one-year are included as current contract liabilities with the remaining balance recognized as non-current contract liabilities.
The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB163,225 and RMB159,371 for the years ended December 31, 2020 and 2021, respectively.
As of December 31, 2020 and 2021, the aggregated amounts of the transaction price allocated to the remaining performance obligation under the Group’s existing contracts is RMB518,517 and RMB839,036, respectively.
As of December 31, 2021, revenue expected to be recognized in the future related to remaining performance obligations that are unsatisfied were as follows:
Year ending December 31,	Amount
2022	365,970
2023	190,916
2024	148,155
2025	96,651
2026	36,835
2027	322
2028	187
The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original duration of one year or less.
13.
Warrant liabilities

In April 2017, Hubei ECARX entered into an investment arrangement with a government fund. The arrangement, as subsequently amended, entitled Hubei ECARX to borrow interest-free loans in an aggregate amount of RMB1,125,310 over a three-year drawdown period. See Note 15. In conjunction with the arrangement, ECARX issued warrants to the government fund, which entitled the government fund to purchase 2% of total equity interests of Hubei ECARX at the time of exercise in the total consideration of RMB81,950. The warrants are exercisable from the date of issuance of the loan facility to the maturity date of the last tranche of the drawdown of the loan.
Since the number of shares to be issued upon the exercise of the warrants cannot be determined until the exercise date, the settlement provision of the warrants does not meet the fixed-for-fixed requirement.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
13.
Warrant liabilities (continued)

Hence, the warrants are not indexed to its own stock and are recorded as liability-classified financial instruments in accordance with ASC Topic 815 (“ASC 815”), Derivatives and Hedging. The warrants are recognized at fair value at the issuance date and measured subsequently at fair value with changes in fair value recognized in earnings or losses.
The warrants are remeasured utilizing the Black-Scholes Option Pricing Model as of December 31, 2020 with the following key assumptions:
As of December 31, 2020
Risk-free rate of return (%)	3.34%
Volatility	46.85%
Expected dividend yield	0.0%
Expected term	3.6 years
Fair value of the underlying ordinary shares	RMB31.34
The risk-free rate of return was based on China Government Bond for the expected remaining life of the warrant liabilities. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the warrant liabilities. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term to exercise the warrant liabilities is up to July 2024. The fair value of the Company’s ordinary shares was estimated by management involving assumptions including discount rate, risk free interest rate and subjective judgments regarding projected financial and operating results, its unique business risks, the liquidity and operating history and prospects.
Upon settlement, the backsolve method, a market approach, was utilized in estimating the Company’s equity value with reference to the Company’s equity transactions close to the settlement. Based on the estimated equity value, the Option-Pricing Method was applied in equity allocation in determining the fair value of warrant liabilities, which involved a number of complex variables and subjective judgements that might not be observable in the market, including the anticipated timing and probability of a potential event, such as an initial public offering, a merger or liquidation of the Company.
The warrant liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The tables below reflect the reconciliation from the opening balances to the closing balances of financial liabilities for recurring fair value measurements categorized as level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2021:
	January 1, 2020	Addition	Change in fair value included in losses	Settlement	December 31, 2020
Liabilities
Warrant liabilities	40,635	—	39,635	—	80,270
	January 1, 2021	Addition	Change in fair value included in losses	Settlement (See Note 17)	December 31, 2021
Liabilities
Warrant liabilities	80,270	—	111,299	(191,569)	—

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
14.
Accrued expenses and other liabilities

Accrued expenses and other liabilities, current and non-current consisted of the following:
	As of December 31,
	2020	2021
Refundable deposit for Series A Preferred Shares (see Note 17)	1,032,104	—
Salaries and benefits payables	162,329	228,999
Taxes payable	31,078	39,094
Product warranties	15,070	40,263
Other payables and accrued charges*	68,432	150,623
Accrued expenses and other current liabilities	1,309,013	458,979

*
Other payables and accrued charges primarily include accrual for research and development expenses.

15.
Long-term debt

The long-term debt as of December 31, 2020 and 2021 consisted of the following:
	As of December 31,
	2020	2021
Long-term interest-free government loans	1,125,310	—
Less:
Unamortized debt issuance costs	(99,923)	—
Long-term debt, net unamortized debt issuance costs	1,025,387	—
Current instalments	250,000	—
Long-term debt, net, excluding current instalments	775,387	—
In April 2017, Hubei ECARX entered into an investment arrangement with a government fund. The arrangement, as subsequently amended, entitled Hubei ECARX to borrow interest-free loans in an aggregate amount of RMB1,125,310 over a three-year drawdown period. Hubei ECARX borrowed RMB330,000 in 2017, RMB420,000 in 2018 and RMB375,310 in 2019, respectively. Repayments of these loans were guaranteed by a related party which is controlled by Mr. Shufu Li. In conjunction with the arrangement, a warrant was issued to the government fund (see Note 13). These interest-free loans were mandatorily repayable to the government fund within three months upon the fourth anniversary of each tranche.
The interest-free government loans were recorded initially based on the amount of cash proceeds received at issuance dates. The guarantees provided by the related party were accounted for as shareholder contributions at its estimated fair value at the respective issuance date of each tranche of loans. The fair value of the guarantees was RMB44,967 in 2017, RMB99,387 in 2018 and RMB84,991 in 2019, respectively. It was treated as issuance cost of interest-free loans and subsequently amortised with applicable effective interest rates over the repayment period of each tranche and charged to the interest expenses.
Debt issuance costs are presented as a direct reduction of the Group’s long-term debt and amounted to RMB99,923 in the consolidated balance sheets as of December 31, 2020. The amount of debt issuance costs included in interest expenses for the year ended December 31, 2020 was RMB55,351.
In May 2021, Hubei ECARX and the government fund agreed on early repayment of these interest-free loans, and RMB1,125,310 was fully repaid to the government fund on June 28, 2021.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
16.
Share split

On August 18, 2020, a 20-for-1 share split of the Company’s issued and unissued ordinary shares and convertible preferred shares was affected with par value per share divided by 20. All information related to the Company’s ordinary shares, convertible preferred shares and share-based awards has been retroactively adjusted to give effect to the 20-for-1 share split. The par value per ordinary share and the par value per convertible preferred share also have been retroactively revised as if they had been adjusted in proportion to the share split.
17.
Mezzanine equity

The activities of the Redeemable Convertible Preferred Shares for the years ended December 31, 2020 and 2021 consist of the following:
	Series Angel Preferred Shares		Series A Preferred Shares			Series A+ Preferred Shares		Series A++ Preferred Shares		Series B Preferred Shares
	Shares	Carrying amount	Shares	Carrying amount	Subscription receivable	Shares	Carrying amount	Shares	Carrying amount	Shares	Carrying amount	Subscription receivable	Total
Balance as of January 1, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	22,500,000	1,238,526	(1,032,104)	—	—	—	—	—	—	—	206,422
Issuance cost	—	—	—	(8,500)	—	—	—	—	—	—	—	—	(8,500)
Accretion of Redeemable Convertible Preferred Shares	—	—	—	101,286	—	—	—	—	—	—	—	—	101,286
Foreign currency translation adjustment	—	—	—	(66,733)	—	—	—	—	—	—	—	—	(66,733)
Balance as of December 31, 2020	—	—	22,500,000	1,264,579	(1,032,104)	—	—	—	—	—	—	—	232,475
Issuance of preferred shares	5,043,104	273,519	—	—	—	24,612,081	1,331,641	7,164,480	452,241	14,765,967	1,104,188	(159,215)	3,002,374
Issuance cost	—	—	—	—	—	—	(10,000)	—	—	—	—	—	(10,000)
Re-designation of ordinary shares into Series A Preferred Shares	—	—	1,964,286	97,660	—	—	—	—	—	—	—	—	97,660
Subscription contributions from shareholders	—	—	—	—	1,032,104	—	—	—	—	—	—	—	1,032,104
Accretion of Redeemable Convertible Preferred Shares	—	13,655	—	99,161	—	—	79,336	—	23,005	—	28,407	—	243,564
Foreign currency translation adjustment	—	(3,589)	—	(32,087)	—	—	(14,306)	—	167	—	(15,278)	(177)	(65,270)
Balance as of December 31, 2021	5,043,104	283,585	24,464,286	1,429,313	—	24,612,081	1,386,671	7,164,480	475,413	14,765,967	1,117,317	(159,392)	4,532,907
Series A Preferred Shares
On January 16, 2020, the Company issued 22,500,000 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) at US$8 per share to two investors with a total consideration of US$180,000 (equivalent to RMB1,238,526). The issuance costs were RMB8,500. Since one of the investors is a PRC domestic institution that has not completed the foreign exchange registration procedures of overseas direct investments (“ODI”) and obtained the government approval on such investment, the Company has

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.
Mezzanine equity (continued)

agreed to issue 18,750,000 Series A redeemable convertible preferred shares to a foreign affiliate of the investor at par value and concurrently the investor made deposits of RMB1,032,104 (equivalent to US$150,000) to Hubei ECARX for 18,750,000 Series A Preferred Shares subscribed. Once the investor obtains the ODI approval, the deposits should be refunded by Hubei ECARX to the investor and the subscription amount for 18,750,000 Series A Preferred Shares should be paid by the investor to the Company after the investor received the refunded deposits.
In January 2020, US$30,000 (equivalent to RMB206,422) of the consideration were received by the Company and RMB1,032,104 of refundable deposits for 18,750,000 Series A Preferred Shares were received by Hubei ECARX.
As of December 31, 2020, the subscription receivable of RMB1,032,104 from one of the investors was recorded as a reduction of mezzanine equity, and the related refundable deposits in the amount of RMB1,032,104 was recorded in accrued expenses and other current liabilities on the consolidated balance sheets.
In June 2021, the investor has completed the ODI procedures. The refundable deposits were returned by Hubei ECARX and concurrently subscription receivables of the Company were settled in full by the investor.
On February 26, 2021, the Company entered into an agreement with one of its ordinary shareholders, who is also a member of management, pursuant to which the Company shall redesignate 1,964,286 ordinary shares held by the ordinary shareholder to Series A Preferred Shares. On March 10, 2021, the ordinary shares were redesignated as Series A Preferred Shares, and the ordinary shareholder became a Series A Preferred Shareholder. The Company considered the redesignation, in substance, was effectively a repurchase and retirement of the ordinary shares and simultaneously an issuance of Series A Preferred Shares. The excess of the ordinary shares’ fair value over their par value in the amount of RMB81,208 was charged to additional paid-in capital. The excess of the preferred shares’ fair value over the ordinary shares’ fair value in the amount of RMB16,452 was recognized as share-based compensation.
Series Angel Preferred Shares
On March 5, 2021, the Company, Hubei ECARX and the government fund agreed that the warrants disclosed in Note 13, could be exercised to purchase 5,043,104 Series Angel Redeemable Convertible Preferred Shares (“Series Angel Preferred Shares”), representing 2% of total outstanding shares of the Company on a fully diluted basis, at US$2.52 (equivalent to RMB16.25) per share, for a cash consideration of RMB81,950. On May 17, 2021, the government fund exercised the warrants to purchase 5,043,104 Series Angel Preferred Shares.
The Company involved an independent valuation firm to estimate the fair value of Series Angel Preferred Shares on the issuance date, which was also the warrant exercise date. Considering the equity transactions close to that date, the Company estimated the fair value of Series Angel Preferred Shares as RMB273,519, based on the estimation of the Company's equity value using the back solve method, a market approach. The fair value of Series Angel Preferred Shares equaled to the total of the fair value of warrant liabilities of US$191,569 as of the date, and the cash consideration of RMB81,950 that government fund agreed to pay. On June 29,2021, the government fund paid the cash consideration to the Company.
Series A+ Preferred Shares
Between February and March 2021, the Company entered into share purchase agreements with certain investors, to issue 24,612,081 shares of Series A+ Redeemable Convertible Preferred Shares (“Series A+

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.
Mezzanine equity (continued)

Preferred Shares”) at the issuance price of US$8.4 per share, for a total consideration of US$206.7 million (equivalent to RMB1,331,641). The issuance costs were RMB10,000.
Series A++ Preferred Shares
Between March and July 2021, the Company, Hubei ECARX entered into share purchase agreements with four investors, to issue 7,164,480 shares of Series A++ Redeemable Convertible Preferred Shares (“Series A++ Preferred Shares”) at the issuance price of US$9.91 per share, for a total consideration of US$71.0 million.
The four investors are PRC domestic institution, which shall complete their ODI procedures before the issuance of the Series A++ Preferred Shares to them. The investors made deposits of RMB461,849 (equivalent to US$71,000) in total to Hubei ECARX for the 7,164,480 Series A++ Preferred Shares subscribed. Once the investor obtained the ODI approval, the deposits should be refunded by Hubei ECARX to the investors and the subscription amount for the 7,164,480 Series A++ Preferred Shares should be paid by the investors to the Company within five (5) business days after it received the deposits.
In December 2021, the four investors completed the ODI procedures, and as a result, the refundable deposits of RMB461,849 were returned by Hubei ECARX to the four investors. Concurrently, the 7,164,480 shares of Series A++ Preferred Shares were issued by the Company to the investors, with the subscription amount of US$71,000 (equivalent to RMB452,241) settled in full.
Series B Preferred Shares
As disclosed in the Note 8, in July 2021, the Group issued 8,283,686 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) at the issuance price of US$11.57 per share, or US$95.8 million in total (equivalent to RMB620,703), plus cash in the amount of US$10.6 million, in exchange for an equity method investment.
Between September and December 2021, the Company entered into share purchase agreements with two investors to issue 6,482,281 shares of Series B Preferred Shares at the issuance price of US$11.57 per share, for a total consideration of US$75.0 million.
In September 2021, the consideration of US$50,000 (equivalent to RMB324,270) was received by the Company. As of December 31, 2021, the subscription receivable of US$25,000 (equivalent to RMB159,392) was recorded as a reduction of mezzanine equity on the consolidated balance sheets.
The rights, preferences and privileges of all tranches of preferred shares are as follows:
Redemption Rights
The investors of Preferred Shares have the right to require the Company to redeem their investments, at any time upon the earlier occurrence of:
•
the failure by the Company to complete a qualified initial public offering (“IPO”) on or before January 16, 2027;

•
any material breach as defined in the Preferred Shares agreement by the Company, which has not been cured within thirty (30) days after being requested by relevant Preferred Shares holder;

•
any material illegal act by the Group or by any direct or indirect owners of the ordinary shares of any of their respective representations which has not been cured within thirty (30) days after being requested by relevant Preferred Shares holder;

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.
Mezzanine equity (continued)

•
the Group fails to retain or renew any indispensable approval or license in connection with the principal business or the revocation of any aforesaid approval or license by any governmental authority, or any principal business is prohibited or imposed of material restrictions by applicable jurisdiction laws.

•
upon the Company’s failure to nominate and appoint a successor of Mr. Ziyu Shen recognized as proper and competent by at least two thirds (2/3) of the investor directors, within thirty (30) days after the resignation of Mr. Ziyu Shen from the Group Companies, or the dismissal of Mr. Ziyu Shen by the Group Companies due to any material breach of the transaction documents (as confirmed by the judgment of a competent court or the decision of a competent arbitration institution) or any other conducts that are detrimental to the benefits and interests of the Company.

The redemption price for each Preferred Share shall be one hundred percent (100%) of the issuance price plus interest on issuance price at a simple rate of eight percent (8%) per annum from the issuance date to the redemption payment date plus any declared but unpaid distributions.
Conversion Rights
Each Preferred Share may, at the option of the holders, be converted at any time after the original issuance date into fully-paid and non-assessable ordinary shares at an initial conversion ratio of 1:1 subject to adjustment for share division, share combination, share dividend, reorganization, mergers, consolidations, reclassifications, exchanges, substitutions, recapitalization or similar events. Each Preferred Share shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon the closing of a qualified IPO.
Voting Rights
Each Preferred Share has voting rights equivalent to the number of ordinary shares into which such Preferred Shares could be then convertible.
Dividend Rights
All the Preference Shareholders are entitled to receive the dividends on pro-rata basis according to the relative number of shares held by them on an as-converted basis. The dividends shall not be cumulative and shall be paid when, as and if declared by the Board of Directors.
Liquidation Preferences
In the event of any liquidation, 1) holders of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution or payment shall be made to the holders of any ordinary shares, the liquidation preference amount per share is equal to one hundred percent (100%) of the original issuance price on each Preferred Share, plus any declared but unpaid dividends (the “Preferred Preference Amount”); provided that, if the Company’s assets and funds are insufficient for the full payment of the Preferred Preference Amount to all the holders of the Preferred Shares, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the aggregate Preferred Preference Amount each such holder of the Preferred Shares is otherwise entitled to receive; 2) after the full Preferred Preference Amount has been paid, the holders of the ordinary shares shall be entitled to receive, on a pro-rata and pari passu basis, for each outstanding ordinary share held, an amount equal to one hundred percent (100%) of the ordinary purchase price (the “Ordinary Preference Amount”); and 3) after the full Preferred Preference Amount and Ordinary Preference Amount have been paid, the remaining assets and funds of the Company legally available for distribution to the shareholders

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.
Mezzanine equity (continued)

shall be distributed ratably among all shareholders (including preferred shareholders) in proportion to the relative number of ordinary shares held by such shareholders on an as converted basis.
Liquidation preference from the highest to the lowest is as follows in sequence: Series B Preferred Shares, Series A++ Preferred Shares, Series A+ Preferred Shares, Series A Preferred Shares, Series Angel Preferred Shares and ordinary shares.
Accounting of Redeemable Convertible Preferred Shares
The Company has classified the Preferred Shares as mezzanine equity in the consolidated balance sheet as they are contingently redeemable upon the occurrence of certain events outside of the Company’s control.
The Company concluded the embedded conversion and redemption option of the Preferred Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.
The Company also determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm.
The Preferred Shares were recorded initially at fair value, net of issuance cost. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Preferred Shares to their maximum redemption amount at the end of each reporting period, as if it were also the redemption date for the Preferred Shares.
Assuming a qualified IPO is not consummated on or before January 16, 2027 and no other contingent event occurs which could result in the request of redemption by the shareholders, the aggregate amount of redemption for all Redeemable Convertible Preferred Shares on January 16, 2027 is US$987.9 million.
18.
Non-controlling interests

(a)
Non-redeemable non-controlling interests

In May 2021, Hubei ECARX and a third party established Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”), in which Hubei ECARX held 60% equity interest in exchange for total cash contribution of RMB6,000 and the non-controlling interest holder held 40% equity interest with a total cash consideration of RMB4,000, of which, RMB2,000 has not been received as of December 31, 2021.
In August 2021, a third-party investor made a capital contribution of RMB520 to Suzhou Photon-Matrix, as a result, the Group's equity interest in Suzhou Photon-Matrix decreased by 2.97%. The Group recorded the decrease of RMB105 in additional paid-in capital due to the change of its equity interest in Suzhou Photon-Matrix.
In September 2021, as stated in the Note 8, the Group sold 2% equity interest of a PRC subsidiary at the cash consideration of RMB1.0 million, with 49% equity interest retained. The relevant non-redeemable non-controlling interests in the amount of RMB14,335 was derecognized along with the sale of equity interests.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
18.
Non-controlling interests (continued)

(b)
Redeemable non-controlling interests

In October 2021, Suzhou Photon-Matrix entered into financing agreements with third party investors, pursuant to which these investors contributed RMB30,000 in cash in exchange for 10.71% of equity interests of Suzhou Photon-Matrix. These investors have the right to request Suzhou Photon-Matrix to redeem all of the equity interest they holds if Suzhou Photon-Matrix does not achieve a qualified IPO within 7 years after their investment, at the redemption price of RMB30,000 plus 10% of interest per annum.
The redeemable non-controlling interest was recorded outside permanent equity as mezzanine equity- redeemable non-controlling interests in the consolidated balance sheets and initially recorded at the carrying amount of RMB30,000. The amount presented in redeemable non-controlling interest should be the greater of the non-controlling interest balance after attribution of net income or loss of the subsidiary and related dividends to the non-controlling interest or the amount of redemption value. As of December 31, 2021, the balance of redeemable non-controlling interests was RMB30,500.
Year ended December 31,
2021
Balance as of January 1, 2021	—
Add: Capital contribution	30,000
Less: Comprehensive loss	(806)
Accretion of redeemable non-controlling interests	1,306
Balance as of December 31, 2021	30,500

19.
Ordinary Share

Upon incorporation on November 12, 2019, the Company’s authorized shares were 500,000,000 shares with a par value of US$0.0001 per share, and the Company issued 10,000,000 shares to the founders.
Upon consummation of the Reorganization on January 16, 2020, the ownership of ordinary shares of the Company held by each of the shareholders was identical with the ownership of ordinary equity interest of Hubei ECARX held by such shareholders.
Pursuant to the share split (see Note 16) and the Memorandum of Association of the Company on January 16, 2020, the authorized shares of the Company were divided into 10,000,000,000 shares with a par value of US$0.000005, of which 9,977,500,000 were designated as ordinary shares and 22,500,000 were designated as preferred shares. The number of ordinary shares issued and outstanding was 200,000,000 as of December 31, 2020.
According to the Amended Memorandum of Association of the Company on December 27, 2021, of the 10,000,000,000 authorized shares of the Company, 9,923,950,082 shares were designated as ordinary shares, 5,043,104 shares were designated as Series Angel Preferred Shares, 24,464,286 shares were designated as Series A Preferred Shares, 24,612,081 shares were designated as Series A+ Preferred Shares, 7,164,480 shares were designated as Series A++ Preferred Shares, and 14,765,967 shares were designated as Series B Preferred Shares.
On December 20, 2021, four members from the Group’s management, who are also the ordinary shareholders of the Group, voluntarily sold 4,200,000 ordinary shares in total back to the Group at par value at US$0.000005 per share. Such ordinary shares are transferred to the Group for 2019 RSU Plan which was modified in December 2021 to attract more talents (see Note 20). The repurchased ordinary shares were accounted for as treasury shares of the Group. As the treasury shares were repurchased for purposes

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
19.
Ordinary Share (continued)

other than retirement, the cost of the treasury shares in the amount less than RMB1, which is the cash consideration the Group paid to the four ordinary shareholders, is presented as treasury shares in the consolidated balance sheet as of December 31, 2021.
20.
Share based compensation

2019 RSU Plan
In December 2019, Mr. Ziyu Shen set up a trust (the “Trust”), of which he acted at the sole beneficiary. He transferred 20,000,000 ordinary shares he owned, representing 10.0% of total outstanding shares of the Company, to the Trust, and entered into 2019 RSU agreements (the “2019 RSU Plan”) with key employees and external consultants. 2019 RSU Plan entitled the grantees to purchase the economic beneficiary right of the ordinary shares in the Trust. As of December 31, 2021, the share number in the Trust under the 2019 RSU Plan was 23,000,000.
Between August and December 2020, an aggregate number of 13,600,000 RSUs were granted to employees and non-employee consultants, at a weighted average exercise price of RMB0.4 per RSU. Between March and November 2021, 2,423,117 RSUs were granted to employees at a weighted average exercise price of US$1.47 per RSU.
The RSUs vest following the three approaches, pursuant to the share award agreements which were entered into between the Group and the grantees:
•
50% of the RSUs shall vest upon a qualified IPO, the other 50% granted has a requisite service condition of 5 years since the service commencement in the Group; while upon the achievement of a qualified IPO, all unvested RSUs become immediately vested.

•
Before a qualified IPO is achieved, the grantees are entitled to vest 50% of the RSUs when they complete five-year continuous service since their respective service commencement in the Group; upon a qualified IPO, the employees are entitled to cumulatively vest 20% of the total grants for every twelve-month service period since their employment commencement; and, after the completion of a qualified IPO, the grantees could continue to vest 20% of the total grants for every twelve-month service period since their service commencement. Upon employment termination, any remaining unvested portion shall be forfeited.

•
For those RSUs granted to non-employees in exchange for technical and strategic consultancy services over the service period of 60 months, the RSUs shall vest immediately upon the completion of a qualified IPO.

In December 2021, Mr. Ziyu Shen and the Company entered into 2021 Restricted Share Units agreements (the “2021 RSU Replacement Plan”) with certain employees, who were subject to 2019 RSU Plan. The 2021 RSU Replacement Plan modified the 2019 RSU Plan, pursuant to which the condition of the qualified IPO is excluded. As a result, the RSUs can vest in equal tranches at the first, second, third, fourth and fifth anniversary since the grantees’ service commencement in the Group. The Group accounted for the modification as a Type III (not probable-to-probable) modification, which represents the modification of the award that is not expected to vest under the original vest condition at the date of the modification. The Group recognizes compensation cost equal to the modified award’s fair value at the date of the modification. As a result of the modification, 4,276,000 RSUs became vested immediately, and share based compensation expenses of US$16,311 (equivalent to RMB105,211) were recognized in the consolidated statements of comprehensive loss for the year ended December 31, 2021. The remaining portion of RSUs is to be vested over the remaining term between 0.1 and 4.9 years.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
20.
Share based compensation (continued)

The following table summarizes activities of the Company’s RSUs for the year ended December 31, 2021:
	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2021	13,600,000	0.06	4.36
Granted (new RSUs)	2,423,117	1.47	6.14
Granted (replacement RSUs)	6,461,559	0.34	8.21
Forfeited	(100,000)	0.01	4.42
Replaced	(6,461,559)	0.34	4.64
Outstanding at December 31, 2021	15,923,117	0.27	6.08
Vested and expected to vest as of December 31, 2021	15,923,117	0.27	6.08	8.85	5.97
Exercisable as of December 31, 2021	4,276,000	0.10	6.74	8.79	6.65
The fair value of the RSUs granted in 2020 and 2021 are estimated using the binomial model with the following assumptions used:
	Year ended December 31,
	2020	2021
Risk-free rate of return	0.17% – 2.91%	0.35% – 2.70%
Volatility	44.68% – 54.39%	41.13% – 50.60%
Expected dividend yield	0.0%	0.0%
Fair value of underlying ordinary share	US$3.77 – US$4.80 (equivalent to RMB25.95 – RMB31.34)	US$5.08 – US$8.89 (equivalent to RMB33.37 – RMB56.61)
Expected terms	10 years	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s RSUs. With respect to the RSUs issued in US$ or RMB, the risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds or China Government Bond for a term consistent with the expected term of the Company’s RSUs in effect at the valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the RSUs.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
20.
Share based compensation (continued)

Compensation expense recognized for RSUs for the years ended December 31, 2020 and 2021 is allocated to the following expense items:
	Year ended December 31,
	2020	2021
Research and development expenses	6,501	80,872
Selling and marketing expenses	723	7,321
Cost of revenues	—	6,524
General and administrative expenses	4,186	68,764
Total	11,410	163,481
In addition to the share-based expenses from the vested RSUs during the years ended December 31, 2020 and 2021, share-based expenses of nil and RMB16,452 are recorded due to the redesignation from ordinary shares to preferred shares (see Note 17).
As of December 31, 2021, US$57,764 (equivalent to RMB368,286) of total unrecognized compensation expense related to the RSUs is expected to be recognised over a weighted-average period of 2.8 years. The unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. In addition, there were US$12,300 (equivalent to RMB78,421) of unrecognized share-based compensation expenses related to the RSUs with a performance condition of the IPO.
2021 Option Plan
In July 2021, the Company’s shareholders and Board of Directors approved a share option plan (the “2021 Option Plan”), which granted the employees an option to purchase the ordinary shares of the Company at an exercise price of US$11.57 per share. Between August and December 2021, 11,379,900 share options were granted to employees. Upon a qualified IPO, the grantees are entitled to cumulatively vest 25% of the total grants for every twelve-month service period since their employment commencement; and after the completion of a qualified IPO, the grantees could continue to vest 25% of the total grants for every twelve-month service period since their service commencement. The share options can only be exercised upon the occurrence a qualified IPO.
The following table summarizes activities of the options for the year ended December 31, 2021:
	Number of options	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2021	—	—	—
Granted	11,379,900	11.57	3.49
Forfeited	(247,025)	11.57	3.48
Outstanding at December 31, 2021	11,132,875	11.57	3.49
Vested and expected to vest as of December 31, 2021	11,132,875	11.57	3.49	9.68	—
Exercisable as of December 31, 2021	—	—	—	—	—

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
20.
Share based compensation (continued)

The fair value of the options granted in 2021 are estimated using the binomial model with the following assumptions used:
Year ended December 31,
2021
Risk-free rate of return	1.20% – 1.65%
Volatility	44.03% – 44.47%
Expected dividend yield	0.0%
Fair value of underlying ordinary share	US$8.33 – US$9.01
Expected terms	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the option awards. The risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the options in effect at the valuation date. Expected dividend yield is zero as the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option awards.
As of December 31, 2021, the fair value of non-vested share options granted to employees amounted to US$38,839 (equivalent to RMB247,626). The Group will recognize compensation expenses relating to the option awards cumulatively for the vested portion upon the consummation of a qualified IPO.
21.
Revenue information

Revenues are disaggregated as follow:
Major products/services lines:
	Year ended December 31,
	2020	2021
Sales of goods revenues	1,678,234	1,983,817
Automotive computing platform	1,265,227	1,423,548
SoC Core Modules	203,402	333,421
Automotive merchandise and other products	209,605	226,848
Software license revenues	71,297	261,265
Service revenues	491,532	533,981
Automotive computing Platform – Design and development service	297,801	306,358
Connectivity service	172,841	188,349
Other services	20,890	39,274
Total revenues	2,241,063	2,779,063

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
21.
Revenue information (continued)

Timing of revenue recognition:
	Year ended December 31,
	2020	2021
Point in time	2,068,222	2,590,714
Over time	172,841	188,349
Total revenues	2,241,063	2,779,063
For the years ended December 31, 2020 and 2021, 97.8% and 97.1% of the Group’s revenues were generated in the PRC.
22.
Income taxes

Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
British Virgin Islands
Under the current laws of the British Virgin Islands, ECARX BVI is not subject to income or capital gains taxes. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, ECARX HK is subject to Hong Kong profits tax at a rate of 16.5%. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. Additionally, upon payments of dividends to the shareholders, no Hong Kong withholding tax will be imposed.
Mainland PRC
Under the Enterprise Income Tax Law (“EIT Law”) in mainland PRC, domestic companies are subject to EIT at a uniform rate of 25%. The Company’s PRC subsidiaries and VIEs are subject to the statutory income tax rate at 25%, unless a preferential EIT rate is otherwise stipulated.
In November 2019, Hubei ECARX received the High and New Technology Enterprise (“HNTE”) certificate from the Hubei provincial government. This certificate entitled Hubei ECARX to enjoy a preferential income tax rate of 15% for a period of three years from 2019 to 2021 if all the criteria for HNTE status could be satisfied in the relevant year. Hubei ECARX would renew the HNTE certificate in 2022.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
22.
Income taxes (continued)

The components of income / (loss) before income taxes are as follows:
	Year ended December 31,
	2020	2021
The Cayman Islands	55,644	(4,811)
Hong Kong S.A.R	93	(53,347)
Sweden	—	(310)
United Kingdom	—	(11,164)
The PRC, excluding Hong Kong S.A.R.	(495,513)	(1,112,353)
Total	(439,776)	(1,181,985)
Withholding tax on undistributed dividends
Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008.
The Company’s subsidiaries and VIEs located in the PRC were in accumulated loss status as of December 31, 2020 and 2021. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2020 and 2021.
The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or the VIEs’ earnings within the Group.
(a)
Income taxes

Income tax expense recognized in the consolidated statements of comprehensive loss consisted of the following
	Year ended December 31,
	2020	2021
Current income tax expense	228	3,447

(b)
Tax reconciliation

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rates for the years ended December 31, 2020 and 2021 are as follows:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
22.
Income taxes (continued)

	Year ended December 31,
	2020	2021
Computed expected income tax benefit	(25)%	(25)%
Effect of preferential tax rate	11%	10%
Effect of different tax jurisdiction	(3)%	(1)%
Non-deductible expenses	4%	5%
Research and development expenses additional deduction	(8)%	(6)%
Change in valuation allowance	21%	17%
Actual income tax expense	—	—
According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary and the VIEs for the years from establishment (i.e., 2017) to 2021 are open to examination by the PRC tax authorities.
(c)
Deferred taxes

The principal components of the deferred tax assets and liabilities are as follows:
	As of December 31,
	2020	2021
Deferred tax assets:
Inventories	6,658	6,431
Bad debt provision	—	487
Accrued product warranties	3,389	8,483
Accrued salaries and benefits	7,398	8,704
Uninvoiced expenditures and other liabilities	50,764	48,520
Unrealized investment loss of equity method investments	1,217	3,395
Donation	—	450
Net operating loss carryforwards	292,945	473,845
Total deferred tax assets	362,371	550,315
Less: valuation allowance	(362,371)	(550,315)
Net deferred income tax assets	—	—
The following table presents the movement of the valuation allowance for the deferred tax assets:
	As of December 31,
	2020	2021
Balance as of January 1,	268,702	362,371
Increase during the year	93,669	187,944
Balance as of December 31	362,371	550,315

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
22.
Income taxes (continued)

Net operating loss carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC do not expire. As of December 31, 2020 and 2021, the balance of net operating loss carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC amounted to nil and RMB11,893, respectively.
The net operating loss carryforwards of the Company’s PRC subsidiaries and VIE amounted to RMB1,851,297 and RMB3,033,513 as of December 31, 2020 and 2021, respectively. As of December 31, 2021, the net operating loss carryforwards by the PRC companies will expire during the period from year 2022 to year 2031, if unused by the following year-end:
Year ending December 31,	Amount
2022	7,771
2023	21,870
2024	13,017
2025	2,135
2026	42,047
Thereafter	2,946,673
Total	3,033,513
The recoverability of these future tax deductions is evaluated by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Company does not consider it more-likely-than-not that a deferred tax asset will be recovered, a valuation allowance is generally established. To the extent that a valuation allowance was established, and it is subsequently determined that it is more-likely-than-not that the deferred tax assets will be recovered, the change in the valuation allowance is recognized in the consolidated statements of comprehensive loss.
As of December 31, 2021, the valuation allowances were related to the deferred income tax assets of subsidiaries and VIEs of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The Company has provided full valuation allowance for the deferred income tax assets as of December 31, 2020 and 2021.
23.
Loss per share

Basic and diluted net loss per share for the years ended December 2020 and 2021 have been calculated as follows:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
23.
Loss per share (continued)

	Year ended December 31,
	2020	2021
Numerator:
Net loss attributable to ECARX Holdings Inc.	(439,659)	(1,180,921)
Accretion of Redeemable Convertible Preferred Shares	(101,286)	(243,564)
Numerator for basic and diluted net loss per share calculation	(540,945)	(1,424,485)
Denominator:
Weighted average number of ordinary shares – basic and diluted	200,000,000	198,407,045
Denominator for basic and diluted net loss per share calculation	200,000,000	198,407,045
Net loss per share attributable to ordinary shareholders
– Basic and diluted	(2.70)	(7.18)
For the purpose of calculating loss per share for the years ended December 31, 2020 and 2021, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the issuance of ordinary shares in connection with the Reorganization (see Note 1), as if the Reorganization had occurred at the beginning of the year.
The potential dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:
	Year ended December 31,
	2020	2021
Redeemable convertible preferred shares	22,500,000	76,049,918
Warrants	5,043,104	—
For the years ended December 31, 2020 and 2021, nil and 11,132,875 outstanding share options are not included in the calculation of diluted loss per share, as the issuance of such awards is contingent upon a qualified IPO, which was not satisfied as of each year end.
24.
Commitments and contingencies

Operating lease commitments
The Group leases its offices under non-cancellable operating lease agreements. Rental expenses were RMB23,474 and RMB35,253 for the years ended December 31, 2020 and 2021, respectively.
As of December 31, 2021, future minimum lease commitments, all under office non-cancellable operating lease agreements, were as follows:
	Total	Less than one year	1-2 Years	2-3 Years
Operating lease commitment	59,226	34,882	21,169	3,175
Purchase commitment
As of December 31, 2021, the Group has future minimum purchase commitment related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 were as follows:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
24.
Commitments and contingencies (continued)

	Total	Less than one year
Purchase commitment	126,494	126,494
Capital commitment
Total capital expenditures contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 were as follows:
	Total	Less than one year
Capital commitment	14,597	14,597

25.
Related party balances and transactions

(a)
Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group Co., Ltd and its subsidiaries (“Geely Group”)	Entity controlled by the controlling shareholder of the Company
Proton Holdings Berhad and its subsidiaries (“Proton Group”)	Entity that the controlling shareholder of the Company has significant influence
Zhejiang Huanfu Technology Co., Ltd., (“Zhejiang Huanfu”, formerly known as Zhejiang Yikatong Technology Co., Ltd., “Zhejiang Yikatong”)	Entity controlled by the controlling shareholder of the Company
Xi’an Liansheng Intelligent Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
SiEngine Technology Co., Ltd. (“SiEngine”)	Entity which is under significant influence of the Company
Anhui Xinzhi Technology Co., Ltd.	Entity which is under significant influence of the Company
Suzhou Tongjie Automotive Electronics Co., Ltd.	Entity which is under significant influence of the Company
JICA Intelligent Robotics Co., Ltd. (“JICA Intelligent”)	Entity which is under significant influence of the Company
Hubei Dongjun Automotive Electronic Technology Co., Ltd. and its subsidiary	Entity which is under significant influence of the Company

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
25.
Related party balances and transactions (continued)

(b)
Significant transactions with related parties:

	Year ended December 31,
	2020	2021
Revenues(i):
Sales of goods revenues	1,275,777	1,466,340
Automotive computing platform	1,231,429	1,410,566
Automotive merchandise and other products	44,348	55,774
Software license revenues	18,168	24,788
Service revenues	444,709	532,625
Automotive computing platform – Design and development service	251,471	306,027
Connectivity service	172,490	187,781
Other services	20,748	38,817
Total	1,738,654	2,023,753
	Year ended December 31,
	2020	2021
Purchase of products and services(ii)	8,186	293,552
Rental of office space, and administrative services(ii)	3,391	1,093
Interest income on loans due from related parties(iv)	—	717
Interest expense on borrowings due to related parties(iii)	872	212
Loans to related parties(iv)	—	28,850
Advances to Zhejiang Huanfu(iv)	103,024	19,806
Collection of advances to Zhejiang Huanfu(iv)	81,026	90,155
Repayment of borrowings from related parties(iii)	—	65,152
Borrowings from related parties(iii)	—	315,152
Transfer of property and equipment to Zhejiang Huanfu(v)	—	707

(c)
Balances with related parties:

	As of December 31,
	2020	2021
Accounts receivable – related parties, net(i)	673,784	768,747
Amounts due from related parties(ii)(iv)	78,616	41,278
Accounts payable – related parties(ii)	343,017	111,531
Amounts due to related parties(iii)(vi)(viii)	53,905	376,906
Other non-current assets – related parties(vii)	353	1,929

Note:
(i)
The Group sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses and other consulting services to a number of related parties. Accounts receivable, net due from related parties arising from sales of products and provision of services were RMB673,784 and RMB768,747 as of December 31, 2020 and 2021, respectively. The balance as of December 31, 2020 was fully received in 2021. Of the balance of RMB768,747 as of December 31, 2021, the amount of RMB749,579 were subsequently received by May 2022.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
25.
Related party balances and transactions (continued)

(ii)
The Group purchased raw materials, technology development services and other consulting services from a number of related parties, among which RMB747 and RMB51,171 of purchase of raw materials were recorded as inventories as of December 31, 2020 and 2021, respectively. Amounts due to related parties includes payables arising from purchase of raw materials and services of RMB343,017 and RMB111,531, amount due from related parties includes prepayments arising from purchase of raw materials and services of RMB8,267 and RMB41,278, as of December 31, 2020 and 2021, respectively.

(iii)
On March 29, 2018, Hubei ECARX entered into an unsecured loan agreement with Geely Group in an amount of RMB20,000 with an interest rate of 4.35% per annum, which was repayable on demand. The loan has been fully repaid on February 25, 2021. On August 25, 2021, the Company entered into an unsecured loan agreement with the controlling shareholder of the Company to obtain a loan of US$7.0 million (equivalent to RMB45,152), which was fully repaid on October 8, 2021. On December 1, 2021, Hubei ECARX entered into an unsecured loan agreement with JICA Intelligent in an amount of RMB270,000 with an interest rate of 0.35% per annum, which was repayable on demand. Interest expenses on borrowings from related parties were RMB872 and RMB212 for the years ended December 31, 2020 and 2021, respectively. The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB22,612 and RMB272,825 as of December 31, 2020 and 2021, respectively.

(iv)
In 2020 and 2021, the Group respectively paid advances of RMB103,024 and RMB19,806, and received collection of RMB81,026 and RMB90,155, from Zhejiang Huanfu. The payments were interest-free and due on demand. In 2021, the Group provided loans of RMB28,850 to related parties. Interest incomes on loans due from related parties were RMB717 for the year ended December 31, 2021. As of December 31, 2020 and 2021, the total balances of amounts due from related parties was RMB78,616 and RMB42,854, respectively, which included amounts due from Zhejiang Huanfu was RMB70,349 and nil, respectively. The amounts due from Zhejiang Huanfu as of December 31, 2020 was fully collected in 2021.

(v)
In October 2021, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB745 and recorded a gain of RMB38 as a result of the disposal.

(vi)
As disclosed in the Note 8, in July 2021, the Group acquired 34.61% equity interest of SiEngine from the controlling shareholder of the Company. As of December 31, 2021, the Group recorded the consideration of US$10.6 million payable in amounts due to the controlling shareholder. The amounts were fully settled in January 2022.

(vii)
As of December 31, 2020 and 2021, the Group respectively recorded RMB353 and RMB1,929 in other non-current assets due from related parties, which included lease deposits and advances for purchase of long-term assets from such related parties.

(viii)
Except for those specified as above, the Group also incurred other payables in association with technical services and logistics expenses with the related parties in each of the reporting periods. As of December 31, 2020 and 2021, the balance due to related parties amounted to RMB31,293 and RMB36,185, respectively.

26.
Subsequent events

Management has considered subsequent events through June 23, 2022, which was the date the consolidated financial statements were issued.
(i)
Financial support to an equity method investee

In February and March 2022, the Group provided cash in the amount of RMB29 million to an equity-method investee as financial support. The investment was derecognized as part of the Restructuring as described below.
(ii)
VIE restructuring

Historically, the Company conducted its operation in China through its wholly-owned PRC subsidiaries as well as through Hubei ECARX and its subsidiaries based in China. Since early 2022, the Company has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, in April 2022, the Company, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect. In addition, ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”), a wholly-owned PRC subsidiary of the Company, and Hubei ECARX reached an agreement that,
•
All of the business and operations, excluding a contract on AI voice products signed by Hubei ECARX on March 5, 2020, and the working capital of Hubei ECARX of approximately

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
26.
Subsequent events (continued)

RMB20.0 million, which are not subject to restrictions on the foreign investments, including the sales of automotive computing platforms, SoC core modules, automotive merchandise or other products, software licensing and the provision of automotive computing platform design and development service and other services of Hubei ECARX, and related assets and liabilities, contracts, intellectual properties and employees, will be transferred from Hubei ECARX to ECARX (Hubei) Tech, at nil consideration.
•
Other business and operations, which include the above-mentioned contract entered into by Hubei ECARX on March 5, 2020 and the working capital of approximately RMB20.0 million as well as the business and operations that are subject to the restrictions on foreign investments, including (i) map surveying and mapping qualification (referring to Grade A Surveying and Mapping Qualification of Navigation Electronic Map and Grade B Surveying and Mapping Qualification of Internet Map Service of Hubei ECARX), (ii) mapping activities (including relevant assets, contracts, intellectual property rights and employees), and (iii) ICP license, will be retained by Hubei ECARX and spun off from the Group upon the completion of the Restructuring. The operating results of the remaining business operations in 2020 and 2021 were inconsequential.

•
In addition, the Group also spun off three equity method investments, primarily including the equity method investment in Suzhou Chenling to Hubei ECARX.

The amount of total assets derecognized pursuant to the VIE Termination Agreement, which primarily consisted of cash, long-term investments, property and equipment were approximately RMB294 million. The amount of total liabilities derecognized were approximately RMB284 million.
The Company concludes that the Restructuring does not represent a strategic shift, nor it will have a major effect on the Company’s operations and financial results.
(iii)
New grants of RSUs and share options

In January 2022, the Company granted an aggregate number of 5,500,000 RSUs to employees, at a weighted average exercise price of US$0.6 per RSU. The RSUs vest following the two approaches:
•
20% of the grants vest every twelve-month service period since the service commencement of the employees.

•
Half of the RSUs vest on April 1, 2022, and the remaining 50% of the RSUs vest on a monthly basis over thirty-six (36) months since May 2022.

Between January and May 2022, the Company granted an aggregated number of 1,685,200 share options to employees pursuant to the 2021 Option Plan. Upon a qualified IPO, the grantees are entitled to cumulatively vest 25% of the total grants for every twelve-month service period since their employment commencement; and after the completion of a qualified IPO, the grantees could continue to vest 25% of the total grants for every twelve-month service period since their service commencement. The share options can only be exercised upon the occurrence a qualified IPO.
(iv)
Issuance of convertible senior notes

In May 2022, the Company completed the private placement of convertible senior notes due in twelve (12) months following the issuance (the “Note”) with aggregate principal of US$10.0 million (equivalent to RMB63.8 million) to one investor, which is a related party. The Note bears a rate of 5% per annum.
•
In the event the Company consummates a public offering of Class A ordinary shares that is no more than six (6) months following the issuance date, the outstanding principal amount of the Note shall

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
26.
Subsequent events (continued)

be mandatorily converted to Class A Ordinary Shares at the conversion price of (i) US$10.00, if the offering is via mergers with a special purpose acquisition company, or (ii) the per share offering price in an IPO (the “Initial Conversion Price”). In the event the Company consummates a public offering of Class A ordinary shares that is more than six (6) months following the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of 95% of the Initial Conversion Price.
•
If the Company fails to consummate a public offering of Class A ordinary shares on or prior to the maturity date, the Note holder is entitled to deliver a written notice to the Company within ten (10) business days after the maturity date, electing to convert the Note, the outstanding principal amount of the Note shall be converted into such number of fully paid and non-assessable Series B Preferred Shares at the conversion price equal to US$11.57.

(v)
Strategic investments

In May 2022, the Group entered into strategic investment agreements with Luminar Technologies, Inc. (“Luminar”), a Delaware corporation, and Geely Investment Holding Ltd. (“Geely Investment”), a related party of the Group and a company incorporated under the laws of the British Virgin Islands, respectively.
Pursuant to the strategic investment agreement that the Group entered into with Luminar, Luminar shall fulfil the agreement obligation by electing on its sole discretion to (1) pay cash in the amount of US$15.0 million to the Group, or (2) issue shares to the Group in the number equal to the quotient of US$15.0 million divided by the volume-weighted average price of Luminar’s shares listed on the Nasdaq Global Select Market for twenty (20) consecutive trading days immediately preceding the closing date of the Group’s mergers with Cova Acquisition Corp. (“COVA”), at the par value of US$0.0001 per share, provided that no fractional shares will be issued, upon the completion of the Group’s mergers with COVA.
According to the strategic investment agreement that the Group entered into with Geely Investment, Geely Investment shall subscribe for 2,000,000 Class A Ordinary Shares at the par value of US$0.000005 per share at the aggregated cash consideration of US$20.0 million, upon the completion of the Group’s mergers with COVA.
27.
Parent only financial information

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of convertible redeemable preferred shares or guarantees of the Company, except for those, which have been separately disclosed in the consolidated financial statements.
(a)
Condensed Balance Sheets

	As of December 31,
	2020	2021
ASSETS
Current assets
Cash	98,271	158,755
Prepayments and other assets	—	5,751
Amounts due from related parties	97,873	3,217,624
Total current assets	196,144	3,382,130

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
27.
Parent only financial information (continued)

	As of December 31,
	2020	2021
Total assets	196,144	3,382,130
Current Liabilities
Accounts payable	—	108
Amounts due to related parties	7,803	85,390
Share of losses in excess of investments in subsidiaries and VIEs	2,031,416	2,866,711
Total current liabilities	2,039,219	2,952,209
Total liabilities	2,039,219	2,952,209
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares	—	283,585
Series A Redeemable Convertible Preferred Shares	1,264,579	1,429,313
Series A+ Redeemable Convertible Preferred Shares	—	1,386,671
Series A++ Redeemable Convertible Preferred Shares	—	475,413
Series B Redeemable Convertible Preferred Shares	—	1,117,317
Subscription receivable from Series A Redeemable Convertible Preferred Shares	(1,032,104)	—
Subscription receivable from a Series B Redeemable Convertible Preferred Shareholder	—	(159,392)
Total mezzanine equity	232,475	4,532,907
SHAREHOLDERS’ DEFICIT
Ordinary Shares	7	7
Treasury Shares	—	—
Additional paid-in capital	165,412	—
Accumulated deficit	(2,242,466)	(4,109,041)
Accumulated other comprehensive income	1,497	6,048
Total shareholders’ deficit	(2,075,550)	(4,102,986)
Total liabilities, mezzanine equity and shareholders’ deficit	196,144	3,382,130

(b)
Condensed statements of comprehensive loss

	Year end of December 31,
	2020	2021
General and administrative expenses	—	(17,660)
Interest income	431	885
Interest expenses	—	(514)
Foreign currency exchange gains	55,213	12,478
Share of losses from subsidiaries and VIEs	(495,303)	(1,176,110)
Loss before income taxes	(439,659)	(1,180,921)

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
27.
Parent only financial information (continued)

	Year end of December 31,
	2020	2021
Income tax expenses	—	—
Net loss	(439,659)	(1,180,921)

(c)
Condensed statements of cash flows

	Year ended December 31,
	2020	2021
Net cash used in operating activities	(266)	(22,741)
Net cash used in investing activities	(97,873)	(3,121,321)
Net cash provided by financing activities	206,422	3,222,206
Effect of foreign currency exchange rate changes on cash	(10,012)	(17,660)
Net increase in cash	98,271	60,484
Cash at beginning of the year	—	98,271
Cash at end of the year	98,271	158,755

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
	Note	As of December 31, 2021	As of June 30, 2022
		RMB	RMB
ASSETS
Current assets
Cash	1(d)	877,959	583,146
Restricted cash (including restricted cash of VIEs that can only be used to settle the VIEs’ obligation of RMB23,004 and nil as of December 31, 2021 and June 30, 2022, respectively)	1(d)	23,004	55,000
Accounts receivable – third parties, net	2	184,546	227,964
Accounts receivable – related parties, net	2, 21(c)	768,747	217,563
Notes receivable (including notes receivable of VIEs that can only be used to settle the VIEs’ obligation of RMB110,550 and nil as of December 31, 2021 and June 30, 2022, respectively)	3	137,710	113,839
Inventories	4	223,319	183,471
Amounts due from related parties	21(c)	41,278	32,037
Prepayments and other current assets	5	200,075	222,219
Total current assets		2,456,638	1,635,239
Non-current assets
Long-term investments	6	1,354,049	1,225,301
Property and equipment, net	7	103,156	100,684
Intangible assets, net	8	31,026	29,972
Operating lease right-of-use assets	12	—	101,663
Other non-current assets – third parties		19,904	19,139
Other non-current assets – related parties	21(c)	1,929	208,503
Total non-current assets		1,510,064	1,685,262
Total assets		3,966,702	3,320,501
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)
	Note	As of December 31, 2021	As of June 30, 2022
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings (including short-term borrowings of the VIEs without recourse to the Company of RMB932,000 and nil as of December 31, 2021 and June 30, 2022, respectively)	9	932,000	480,000
Accounts payable – third parties (including accounts payable of the VIEs without recourse to the Company of RMB622,867 and nil as of December 31, 2021 and June 30, 2022, respectively)		649,967	490,178
Accounts payable – related parties (including accounts payable of the VIEs without recourse to the Company of RMB99,906 and nil as of December 31, 2021 and June 30, 2022, respectively)	21(c)	111,531	142,305
Notes payable (including notes payable of the VIEs without recourse to the Company of RMB127,304 and nil as of December 31, 2021 and June 30, 2022, respectively)		127,304	155,000
Convertible notes payable to a related party	11	—	66,981
Amounts due to related parties (including amounts due to related parties of the VIEs without recourse to the Company of RMB309,010 and nil as of December 31, 2021 and June 30, 2022, respectively)	21(c)	376,906	712,211
Contract liabilities, current – third parties (including contract liabilities, current – third parties, of the VIEs without recourse to the Company of RMB2,685 and nil as of December 31, 2021 and June 30, 2022, respectively)	17	2,685	993
Contract liabilities, current – related parties (including contract liabilities, current – related parties, of the VIEs without recourse to the Company of RMB363,285 and nil as of December 31, 2021 and June 30, 2022, respectively)	17	363,285	235,276
Current operating lease liabilities	12	—	31,900
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the VIEs without recourse to the Company of RMB442,588 and nil as of December 31, 2021 and June 30, 2022, respectively)	10	458,979	363,157
Total current liabilities		3,022,657	2,678,001
Non-current liabilities
Contract liabilities, non-current – third parties (including contract liabilities, non-current – third parties of the VIEs without recourse to the Company of RMB317 and nil as of December 31, 2021 and June 30, 2022, respectively)	17	317	193
Contract liabilities, non-current – related parties (including contract liabilities, non-current – related parties of the VIEs without recourse to the Company of RMB472,749 and nil as of December 31, 2021 and June 30, 2022, respectively)	17	472,749	373,365
Operating lease liabilities, non-current	12	—	68,476
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)
	Note	As of December 31, 2021	As of June 30, 2022
		RMB	RMB
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB16,292 and nil as of December 31, 2021 and June 30, 2022, respectively)		16,292	20,049
Total non-current liabilities		489,358	462,083
Total liabilities		3,512,015	3,140,084

Commitments and contingencies	20
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.000005 par value, 5,043,104 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022; Redemption value of RMB283,585 and RMB309,181 as of December 31, 2021 and June 30, 2022; Liquidation preference of RMB273,519 as of December 31, 2021 and June 30, 2022, respectively)	13	283,585	309,181
Series A Redeemable Convertible Preferred Shares (US$0.000005 par value, 24,464,286 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022; Redemption value of RMB1,429,313 and RMB1,553,405 as of December 31, 2021 and June 30, 2022; Liquidation preference of RMB1,336,186 as of December 31, 2021 and June 30, 2022, respectively)	13	1,429,313	1,553,405
Series A+ Redeemable Convertible Preferred Shares (US$0.000005 par value, 24,612,081 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022; Redemption value of RMB1,386,671 and RMB1,511,727 as of December 31, 2021 and June 30, 2022; Liquidation preference of RMB1,331,641 as of December 31, 2021 and June 30, 2022, respectively)	13	1,386,671	1,511,727
Series A++ Redeemable Convertible Preferred Shares (US$0.000005 par value, 7,164,480 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022; Redemption value of RMB475,413 and RMB518,320 as of December 31, 2021 and June 30, 2022; Liquidation preference of RMB452,241 as of December 31, 2021 and June 30, 2022, respectively)	13	475,413	518,320
Series B Redeemable Convertible Preferred Shares (US$0.000005 par value, 14,765,967 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022; Redemption value of RMB1,117,317 and RMB1,219,213 as of December 31, 2021 and June 30, 2022; Liquidation preference of RMB1,104,188 as of December 31, 2021 and June 30, 2022, respectively)	13	1,117,317	1,219,213
Subscription receivable from a Series B Redeemable Convertible Preferred Shareholder	13	(159,392)	—
Redeemable non-controlling interests	14(a)	30,500	—
Total mezzanine equity		4,563,407	5,111,846

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
(In thousands, except share and per share data)
	Note	As of December 31, 2021	As of June 30, 2022
		RMB	RMB

SHAREHOLDERS’ DEFICIT
Ordinary Shares (US$0.000005 par value, 9,923,950,082 shares authorized as of December 31, 2021 and June 30, 2022; 193,835,714 and 198,035,714 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)		7	7
Treasury Shares, at cost (4,200,000 and nil shares held as of December 31, 2021 and June 30, 2022, respectively)		—	—
Additional paid-in capital		—	17,195
Accumulated deficit		(4,109,041)	(4,740,364)
Accumulated other comprehensive income (loss)		6,048	(208,267)
Total deficit attributable to ordinary shareholders of ECARX Holdings Inc.		(4,102,986)	(4,931,429)
Non-redeemable non-controlling interests	14(b)	(5,734)	—
Total shareholders’ deficit		(4,108,720)	(4,931,429)
Liabilities, mezzanine equity and shareholders’ deficit		3,966,702	3,320,501

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)
		Six Months Ended June 30,
	Note	2021	2022
		RMB	RMB
Revenues	17
Sales of goods revenues (including related parties amounts of RMB597,777 and RMB613,655 for the six months ended June 30, 2021 and 2022, respectively)		802,679	858,080
Software license revenues (including related parties amounts of RMB10,791 and RMB15,481 for the six months ended June 30, 2021 and 2022, respectively)		162,303	78,995
Service revenues (including related parties amounts of RMB114,054 and RMB375,298 for the six months ended June 30, 2021 and 2022, respectively)		119,880	375,495
Total revenues		1,084,862	1,312,570
Cost of goods sold (including related parties amounts of RMB1,329 and RMB164,888 for the six months ended June 30, 2021 and 2022, respectively)		(689,052)	(687,208)
Cost of software licenses		(16,167)	(29,577)
Cost of services (including related parties amounts of nil and RMB22,097 for the six months ended June 30, 2021 and 2022, respectively)		(82,984)	(169,138)
Total cost of revenues		(788,203)	(885,923)
Gross profit		296,659	426,647
Research and development expenses (including related parties amounts of RMB926 and RMB29,642 for the six months ended June 30, 2021 and 2022, respectively)		(485,894)	(596,055)
Selling and marketing expenses (including related parties amounts of nil and RMB64 for the six months ended June 30, 2021 and 2022, respectively)		(30,806)	(34,738)
General and administrative expenses (including related parties amounts of RMB213 and RMB1,004 for the six months ended June 30, 2021 and 2022, respectively)		(186,335)	(408,007)
Other general expenses		(455)	(1,534)
Total operating expenses		(703,490)	(1,040,334)
Loss from operation		(406,831)	(613,687)
Interest income (including related parties amounts of nil and RMB2,759 for the six months ended June 30, 2021 and 2022, respectively)		7,111	4,584
Interest expenses (including related parties amounts of RMB131 and RMB4,517 for the six months ended June 30, 2021 and 2022, respectively)		(111,054)	(19,153)
Share of results of equity method investments		487	(65,995)
Unrealized gains on equity securities	6	—	34,615
Gains on deconsolidation of a subsidiary	6	—	71,974
Change in fair value of warrant liabilities		(111,299)	—
Government grants	15	3,031	28,154
Foreign currency exchange gain (loss), net		13,637	(10,656)
Loss before income taxes		(604,918)	(570,164)
Income tax expenses	18	(1,418)	(432)
Net loss		(606,336)	(570,596)
Net (income) loss attributable to non-redeemable non-controlling interests		(1,584)	1,444
Net loss attributable to redeemable non-controlling interests		—	464
Net loss attributable to ECARX Holdings Inc.		(607,920)	(568,688)
Accretion of redeemable non-controlling interests	14	—	(714)
Net loss available to ECARX Holdings Inc.		(607,920)	(569,402)
Accretion of Redeemable Convertible Preferred Shares	13	(67,078)	(177,842)
Net loss available to ECARX Holdings Inc. ordinary shareholders		(674,998)	(747,244)
Loss per ordinary share
— Basic and diluted	19	(3.40)	(3.77)
Weighted average number of ordinary shares used in computing loss per ordinary share
— Basic and diluted	19	198,777,778	198,035,714
Net loss		(606,336)	(570,596)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes		(13,646)	(214,315)
Comprehensive loss		(619,982)	(784,911)
Comprehensive (income) loss attributable to non-redeemable non-controlling interests		(1,584)	1,444
Comprehensive loss attributable to redeemable non-controlling interests		—	464
Comprehensive loss attributable to ECARX Holdings Inc.		(621,566)	(783,003)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share and per share data)
	Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable non-controlling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	200,000,000	7	—	—	165,412	(2,242,466)	1,497	(2,075,550)	11,507	(2,064,043)
Net loss	—	—	—	—	—	(607,920)	—	(607,920)	1,584	(606,336)
Share-based compensation (Note 16)	—	—	—	—	23,365	—	—	23,365	—	23,365
Accretion of redeemable convertible preferred shares	—	—	—	—	(67,078)	—	—	(67,078)	—	(67,078)
Re-designation of ordinary shares into Series A Preferred Shares	(1,964,286)	—	—	—	(81,208)	—	—	(81,208)	—	(81,208)
Contribution from non-controlling shareholders	—	—	—	—	—	—	—	—	2,000	2,000
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	(13,646)	(13,646)	—	(13,646)
Balance as of June 30, 2021	198,035,714	7	—	—	40,491	(2,850,386)	(12,149)	(2,822,037)	15,091	(2,806,946)
	Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable non-controlling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	193,835,714	7	4,200,000	—	—	(4,109,041)	6,048	(4,102,986)	(5,734)	(4,108,720)
Net loss*	—	—	—	—	—	(568,688)	—	(568,688)	(1,444)	(570,132)
Accretion of redeemable non-controlling interests (Note 14)	—	—	—	—	—	(714)	—	(714)	—	(714)
Deconsolidation of a subsidiary (Note 14)	—	—	—	—	—	—	—	—	7,178	7,178
Reissuance of ordinary shares	4,200,000	—	(4,200,000)	—	—	—	—	—	—	—
Share-based compensation (Note 16)	—	—	—	—	195,037	—	—	195,037	—	195,037
Accretion of redeemable convertible preferred shares (Note 13)	—	—	—	—	(177,842)	—	—	(177,842)	—	(177,842)
Deemed distribution to shareholders in the Restructuring (Note 1(b))	—	—	—	—	—	(61,921)	—	(61,921)	—	(61,921)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	(214,315)	(214,315)	—	(214,315)
Balance as of June 30, 2022	198,035,714	7	—	—	17,195	(4,740,364)	(208,267)	(4,931,429)	—	(4,931,429)

*
Exclude net loss attributable to redeemable non-controlling interests of RMB464 for the six months ended June 30, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)
	Six Months Ended June 30,
	2021	2022
	RMB	RMB
Operating activities:
Net cash used in operating activities	(294,029)	(286,977)
Investing activities:
Purchase of property and equipment and intangible assets	(33,367)	(74,570)
Cash disposed in deconsolidation of Suzhou Photon-Matrix	—	(22,643)
Cash paid for acquisition of equity investments	(260,000)	(67,790)
Cash received in deconsolidation of Hubei Dongjun	—	1,000
Financial support to an equity method investee	—	(28,500)
Loans to related parties	—	(8,060)
Collection of loans lent to related parties	—	25,000
Advances to a related party	(19,806)	—
Collection of advances to a related party	90,155	—
Net cash used in investing activities	(223,018)	(175,563)
Financing activities:
Proceeds from issuance of Series Angel Convertible Redeemable Preferred Shares	81,950	—
Proceeds from issuance of Series A Convertible Redeemable Preferred Shares	1,032,104	—
Repayment of refundable deposits in connection with the issuance of Series A Convertible Redeemable Preferred Shares	(1,032,104)	—
Proceeds from issuance of Series A+ Convertible Redeemable Preferred Shares	1,273,952	—
Refundable deposits received in connection with the issuance of Series A++ Convertible Redeemable Preferred Shares	332,770	—
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	—	159,485
Cash contributed by redeemable non-controlling shareholders	—	10,000
Cash contributed by non-redeemable non-controlling shareholder	2,000	—
Proceeds from short-term borrowings	947,000	880,000
Repayment for short-term borrowings	(15,000)	(1,332,000)
Borrowings from related parties	—	900,000
Repayment of borrowings from related parties	(20,000)	(470,000)
Repayment of long-term debt	(1,125,310)	—
Cash disposed in the Restructuring	—	(20,000)
Proceeds from issuance of convertible senior notes to a related party	—	67,871
Net cash provided by financing activities	1,477,362	195,356
Effect of foreign currency exchange rate changes on cash and restricted cash	(22,553)	4,367
Net increase (decrease) in cash and restricted cash	937,762	(262,817)
Cash and restricted cash at the beginning of the period	1,003,876	900,963
Cash and restricted cash at the end of the period	1,941,638	638,146
Supplemental information:
Income tax paid	858	—
Interest paid	6,151	20,649
Noncash investing and financing activities:
Payable for purchase of property and equipment and intangible assets	8,044	15,110
Re-designation of ordinary shares to Series A Preferred Shares	97,660	—
Non-cash assets distributed to shareholders of the Company in the Restructuring	—	247,875
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.
Summary of significant accounting policies

(a)
Basis of presentation

The accompanying unaudited condensed consolidated financial statements of ECARX Holdings Inc. (“the Company”), its consolidated subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (the “VIEs”, collectively referred to “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Group as of December 31, 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for the year then ended.
In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2022, the results of operations and cash flows for the six months ended June 30, 2021 and 2022, have been made.
The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, estimated service period of connectivity services, the allowance for doubtful accounts receivables, the realizability of inventories, the accrual for warranty obligations, useful lives and recoverability of property, equipment and intangible assets, recoverability of long-term investments, valuation allowance of deferred tax assets, the fair values of share-based compensation awards, redeemable convertible preferred shares, warrant liabilities and financial guarantee, incremental borrowing rates of leases and lease terms. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.
(b)
Reorganization

Historically, the Company conducted its operation in China through its PRC consolidated subsidiaries as well as through the VIE and VIE’s subsidiaries based in China. Since early 2022, the Company has implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, in April 2022, the Company, Hubei ECARX Technology Co., Ltd (“Hubei ECARX”) and shareholders of Hubei ECARX entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect. In addition, ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”), a wholly-owned PRC subsidiary of the Company, and Hubei ECARX reached an agreement, pursuant to which:
•
All of the business and operations, excluding a contract on AI voice products signed by Hubei ECARX on March 5, 2020, and the working capital of Hubei ECARX of approximately RMB20.0 million, which are not subject to restrictions on the foreign investments, including the sales of automotive computing platforms, SoC core modules, automotive merchandise or other products, software licensing and the provision of automotive computing platform design and development service and other services of Hubei ECARX, and related assets and liabilities, contracts, intellectual properties and employees, were transferred from Hubei ECARX to ECARX (Hubei) Tech, at nil consideration.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
•
Other business and operations, which include the above-mentioned contract entered into by Hubei ECARX on March 5, 2020 and the working capital of approximately RMB20.0 million as well as the business and operations that are subject to the restrictions on foreign investments, including (i) map surveying and mapping qualification (referring to Grade A Surveying and Mapping Qualification of Navigation Electronic Map and Grade B Surveying and Mapping Qualification of Internet Map Service of Hubei ECARX), (ii) mapping activities (including relevant assets, contracts, intellectual property rights and employees), and (iii) ICP license, were retained by Hubei ECARX and spun off from the Group upon the completion of the Restructuring. The operating results of the remaining business operations in 2020 and 2021 were inconsequential.

•
In addition, the Group also spun off three equity method investments, primarily including the equity method investment in Suzhou Chenling to Hubei ECARX.

The Company also temporarily transferred three of its equity method investments to two investment and consulting companies, including Hubei Dongjun and Suzhou Photon-Matrix. The three equity method investments were transferred out in April 2022 and transferred back to ECARX (Hubei) Tech, a wholly-owned subsidiary of the Company, before the consummation of the Restructuring. Since there was no substantial change in economic substance before and after the Restructuring to these equity interests being transferred, and considering the short lapse of time between the equity interests being transferred to third parties and the same being transferred back to the Company, the Company determined that there is no accounting impact as a result of such temporary transfers. Hubei Dongjun and Suzhou Photon-Matrix were deconsolidated in September 2021 and January 2022, respectively, before the temporary transfers, as a result of the Company’s lost in control of such entities. Therefore the temporary transfers to the two investment and consulting companies that were returned to the Company did not include the equity interests that led to the deconsolidation of Hubei Dongjun Automotive Electronic Technology Co., LTD and Suzhou Photon-Matrix Optoelectronics Technology Co. Ltd.
Pursuant to the Restructuring, the following assets of Hubei ECARX were derecognized by the Group:
RMB
Assets
Cash	20,000
Long-term investments	211,908
Property and equipment, net	34,873
Intangible assets, net	1,094
In addition, the Group recognized amounts due from Hubei ECARX in the amount of RMB205,954, which represented the net present value of a loan provided by the Group in June 2021 to Hubei ECARX in the amount of RMB252,287. The loan is interest free and will be settled in cash no later than May 2026. The present value of the loan is discounted at an effective annual interest rate of 5%. The excess of the assets derecognized over the amounts due from the VIE was recorded in accumulated deficit.
The Group concludes that the Restructuring does not represent a strategic shift, nor it will have a major effect on the Group’s operations and financial results.
(c)
Summary financial information of the Group’s VIEs in the unaudited condensed consolidated financial statements

Pursuant to the Restructuring, the Group did not consolidate Hubei ECARX as of June 30, 2022. The following unaudited condensed consolidated revenues, net loss and cash flow information of the VIEs for the period between January 1, 2022 and the completion of the Restructuring, have been included in the accompanying unaudited condensed consolidated financial statements of the Group for the six months ended

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
June 30, 2022. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries, prior to the Restructuring, have been eliminated upon consolidation.
	Six Months Ended June 30,
	2021	2022
Revenues(i)	1,084,856	936,520
Net (loss) income(ii)	(583,660)	2,793,301
Net cash (used in) provided by operating activities(iii)	(320,825)	224,031
Net cash (used in) provided by investing activities	(219,271)	165,672
Net cash provided by (used in) financing activities(iv)	679,475	(1,055,000)
Net increase (decrease) in cash and restricted cash	139,379	(665,297)
Cash and restricted cash at the beginning of the period	871,712	665,297
Cash and restricted cash at the end of the period	1,011,091	—

(i)
For the six months ended June 30, 2021 and 2022, revenues including amount of RMB15,060 and RMB265,452, respectively, are from the Company and its subsidiaries, which are eliminated upon consolidation.

(ii)
For the six months ended June 30, 2021 and 2022, net income including amount of RMB8,102 and RMB2,981,707, respectively, are from the Company and its subsidiaries, which are eliminated upon consolidation.

(iii)
Net cash used in operating activities respectively includes amounts of RMB52,208 and RMB228,428 generated from the Company and its subsidiaries for the six months ended June 30, 2021 and 2022, which are eliminated upon consolidation.

(iv)
Net cash provided by financing activities respectively includes amounts of RMB1,590,119 and RMB157,000 provided by the Company and its subsidiaries for the six months ended June 30, 2021 and 2022, which are eliminated upon consolidation.

(d)
Risks and Concentration

Concentration of cash
Cash consists of cash at bank. Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash are bank deposits pledged for notes payable. Cash and restricted cash are deposited in financial institutions at below locations:
	As of December 31, 2021	As of June 30, 2022
Financial institutions in the mainland of the PRC
– Denominated in RMB	667,686	547,761
– Denominated in US$	182,141	13,898
– Denominated in Hong Kong dollars (“HKD”)	—	29
Total balances held at mainland PRC financial institutions	849,827	561,688
Financial institutions in the Kingdom of Sweden
– Denominated in Swedish Krona (“SEK”)	28,986	35,668
Total balances held at Kingdom of Sweden financial institutions	28,986	35,668
Financial institutions in the United Kingdom (“UK”)
– Denominated in Great Britain Pound (“GBP”)	22,150	40,790
Total balances held at UK financial institutions	22,150	40,790
Total balances held at financial institutions	900,963	638,146
A reconciliation of cash and restricted cash in the unaudited condensed consolidated balance sheets to the amounts in the unaudited condensed consolidated statements of cash flows is as follows:

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
	As of December 31, 2021	As of June 30, 2022
Cash at bank	877,959	583,146
Restricted cash	23,004	55,000
Cash and restricted cash shown in the consolidated statements of cash flows	900,963	638,146
As of December 31, 2021 and June 30, 2022, the Group’s restricted cash of RMB23,004 and RMB55,000 were pledged for notes payable.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, accounts receivables, amounts due from related parties and notes receivable.
The Group’s policy requires cash and restricted cash to be placed with high quality financial institutions. The Group regularly evaluates the credit standing of the counterparties or financial institutions.
The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.
Concentration of customers and suppliers
The Group currently has a concentrated customer base with a limited number of key customers, particularly Geely Group. Geely Group individually represents 95.8% and 86.9% of the Group’s accounts receivable — related parties, net, as of December 31, 2021 and June 30, 2022, respectively. During the six months ended June 30, 2021 and 2022, Geely Group contributed 64.3% and 73.6% of the Group’s total revenues, respectively, which excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group.
Three third-party customers account for 51.1%, 11.0%, 10.6% of the Group’s accounts receivable — third parties, net, as of December 31, 2021, respectively, and two third-party customers individually represent 49.7%, 38.6% of the Group’s accounts receivable — third parties, net, as of June 30, 2022.
The following table summarizes related-party customers with greater than 10.0% of the accounts receivable — related parties, net:
	As of December 31, 2021	As of June 30, 2022
Customer A, a related party	95.8%	86.9%
The following table summarizes third-party customers with greater than 10.0% of the accounts receivable — third parties, net:
	As of December 31, 2021	As of June 30, 2022
Customer B, a third party	51.1%	50.4%
Customer C, a third party	11.0%	39.1%
Customer D, a third party	10.6%	Less than 10%

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Customers contributed more than 10.0% of total revenues are as below:
	Six Months Ended June 30,
	2021	2022
Customer A, a related party	64.3%	73.6%
Customer B, a third party	Less than 10%	11.4%
Customer C, a third party	15.3%	Less than 10%
The following table summarizes suppliers with greater than 10.0% of the accounts payable:
	As of December 31, 2021	As of June 30, 2022
Supplier A, a third party	15.5%	10.1%
Supplier B, a third party	13.8%	18.5%
Supplier C, a related party	10.3%	Less than 10%
Supplier D, a related party	Less than 10%	14.4%
Suppliers contributed more than 10.0% of total purchases are as below:
	Six Months Ended June 30,
	2021	2022
Supplier A, a third party	33.0%	13.7%
Supplier B, a third party	Less than 10%	15.9%
Supplier C, a related party	10.1%	11.7%

(e)
Leases

The Group leases premises for offices under non-cancellable operating leases. There are no capital improvement funding, lease concessions, escalated rent provisions or contingent rent in the lease agreements. The Group has no legal or contractual asset retirement obligations at the end of the lease term.
The Group adopted Accounting Standard Codification (“ASC”) Topic 842 Leases, as of January 1, 2022, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2022, and has not recast the comparative period presented in the condensed consolidated financial statements.
Prior to the adoption of ASC Topic 842, operating leases were not recognized on the balance sheet of the Group, but payments made under operating lease are charged to the consolidated statements of comprehensive loss on a straight-line basis over the term of underlying lease.
Upon adoption of ASC Topic 842, Right of use (“ROU”) assets and lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. As the rate implicit in the lease cannot be readily determined, the Group uses different incremental borrowing rates for subsidiaries in different countries at the lease commencement date in determining the imputed interests and present value of lease payments. The incremental borrowing rates were determined based on the rates of interest that each subsidiary would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The incremental borrowing rates are primarily influenced by the risk-free interest rates of China and Europe, the subsidiaries’ credit rating and lease terms.
The Group has elected not to recognize ROU assets or lease liabilities for leases with an initial term of 12 months or less and recognizes a single lease cost on a straight-line basis over the remaining lease term for the operating leases.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The adoption of ASC 842 does not have impact to the retained earnings of the Group as of January 1, 2022. The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.
	As of December 31,	Adjustments due to adoption of ASC 842	As of January 1,
	2021		2022

ASSETS
Prepayments and other current assets	200,075	(4,458)(a)	195,617
Operating lease right-of-use assets	—	74,892(b)	74,892

LIABILITIES
Operating lease liabilities, current	—	(37,414)(c)	(37,414)
Operating lease liabilities, non-current	—	(33,020)(c)	(33,020)

(a)
Represents the prepaid rent reclassified to operating lease right-of-use assets.

(b)
Represents the operating lease right-of-use assets, which includes discounting operating lease payments, and the reclassification of prepaid rent from prepayments and other current assets.

(c)
Represents the recognition of operating lease liabilities, current and non-current.

(f)
Revenue recognition

Starting from January 1, 2022, the Group entered into a number of contracts with Original Equipment Manufacturers (“OEM”) upon the commencement of design and development services on automotive computing platform. The contracts for design and development services are separate from the contracts for manufacturing of automotive computing platform because they are not entered into at or near the same time. After the fulfilment of the design and development services, the Group delivers customized prototype pieces to the OEMs.
The Group concludes that revenue should be recognized at a point in time because (1) the customer does not receive benefits until the delivery of prototype pieces; (2) the Company does not create or enhance assets which the customer controls as the assets are created or enhanced; (3) the Group does not have any enforceable rights to payment before the prototype pieces are accepted by customers.
Costs incurred to fulfill such service contracts which are not in the scope of other guidance are recognized as contract cost assets, as the costs relate directly to the service contracts that the Group can specifically identify. The costs are expected to be recovered which generate or enhance resources of the Group that will be used in performance obligations of design and development services for the OEMs in the future.
In the process of executing the service contracts, the Group recognizes an impairment loss of contract cost assets in profit or loss to the extent that the carrying amount of the assets exceeds:
a.
The amount of consideration that the Group expects to receive in the future and that the Group has received but has not recognized as revenue, for providing the design and development services, less

b.
The costs in the amount of the total that relate directly to providing those services and that have not been recognized as expenses.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.
Accounts receivable, net

Accounts receivable, net consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Accounts receivable – third parties	184,546	231,128
Less: Allowance for doubtful accounts, third parties	—	(3,164)
Accounts receivable – third parties, net	184,546	227,964
Accounts receivable – related parties	768,747	217,563
Less: Allowance for doubtful accounts	—	—
Accounts receivable – related parties, net	768,747	217,563
Nil provision was provided to accounts receivables — related parties as of December 31, 2021 and June 30, 2022. The movement of the allowance for doubtful accounts of accounts receivables from third parties is as follows:
	As of December 31, 2021	As of June 30, 2022
Balance at the beginning of the period	—	—
Additions	—	3,164
Write-off	—	—
Balance at the end of the period	—	3,164

3.
Notes receivable

The Company collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 31, 2021 and June 30, 2022 are bank acceptance notes, among which RMB110,550 and nil, respectively, are pledged as collateral to secure notes payable issued by China Merchants Bank. The notes payables are used for settlement between the Group and its suppliers on the purchase of raw materials and other inventories.
4.
Inventories

Inventories consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Raw materials	117,845	126,374
Work in process	2,690	1,135
Finished goods	102,784	55,962
Total	223,319	183,471
The Group recorded inventory write-down of RMB1,036 and RMB5,162 for the six months ended June 30, 2021 and 2022, respectively.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
5.
Prepayments and other current assets

Prepayments and other current assets consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Prepayments to suppliers	174,860	162,223
Deposits*	5,256	604
Deferred offering costs	5,719	7,034
Contract cost assets**	—	34,024
Others	14,240	18,334
Prepayments and other current assets	200,075	222,219

*
As of June 30, 2022, the balance represents short-term deposits made to lessors for leasing office. The deposits which will be received beyond a year are recorded in other non-current assets — third parties.

**
For the six months ended June 30, 2022, the Group recognized an impairment loss amounting to RMB35,397 of contract cost assets in cost of services.

The provisions of RMB3,245 and nil were provided to prepayments and other current assets as of December 31, 2021 and June 30, 2022.
6.
Long-term investments

	As of December 31, 2021	As of June 30, 2022
Equity method investments	678,225	479,826
Less: Impairment of equity method investments	—	—
Total equity method investments, net	678,225	479,826
Equity securities	675,824	745,475
Less: Impairment of equity securities	—	—
Total equity securities, net	675,824	745,475
Total long-term investments	1,354,049	1,225,301
Equity method investments
In January 2022, Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”), a majority-owned subsidiary of the Group, entered into financing agreements with third party investors, pursuant to which these investors aggregately contributed RMB10,000 in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 50.92% to 49.17%, and the Group lost control in Suzhou Photon-Matrix. On the date when the Group lost control in the subsidiary, the Group remeasured its retained equity interest in Suzhou Photon-Matrix at fair value of RMB64,000 with backsolve method, a market approach. A gain of RMB71,974 as a result of the deconsolidation is calculated as follows. Since the Group still retains significant influence over the investment, it accounts for the investment as equity method investment prospectively from the date of deconsolidation.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Six Months Ended June 30, 2022
Fair value of the consideration received	—
Fair value of retained equity interest in Suzhou Photon-Matrix	64,000
Carrying amount of redeemable noncontrolling interest	40,750
Carrying amount of non-redeemable noncontrolling interest	(7,178)
Less: Carrying amount of Suzhou Photon-Matrix’s net assets	(25,598)
Gains on deconsolidation of Suzhou Photon-Matrix	71,974
In April 2022, as part of the Restructuring, the Group spun off three equity method investments, including the equity method investment in Suzhou Chenling Investment LLP (“Suzhou Chenling”) to Hubei ECARX. See Note 1(b).
Management evaluated whether there was other-than-temporary impairment based on the facts for the long-term investments, including recent financing activities, projected and historical financial performance. No impairment loss was recognized for the six months ended June 30, 2021 and 2022, respectively.
Equity securities
As of December 31, 2021, the Group held 8,834 common shares of Zenseact AB (“Zenseact”), representing 15% equity interest of the investee. Zenseact is a private-owned entity and a related party of the Group. The investment was accounted for as an equity security without a readily determinable fair value and measured at cost less any impairments.
In April 2022, Volvo Car Corporation (“Volvo Cars”), the controlling interest holder of Zenseact, made capital contribution of SEK800 million to Zenseact to obtain 6,447 newly issued common shares. As a result of the transaction, the Group’s equity interest in Zenseact decreased to 13.5%. The capital contribution provided the observable price for the Group’s investment in Zenseact. The Group evaluated its investment’s carrying amount based on the observable price, and recognized a gain of RMB34,615 in unrealized gains on equity securities for the six months ended June 30, 2022.
No impairment loss was recognized for the six months ended June 30, 2022.
7.
Property and equipment, net

Property and equipment, net consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Machinery and electronic equipment	158,849	154,757
Transportation vehicles	7,600	—
Office and other equipment	7,219	7,519
Leasehold improvements	39,166	26,220
Construction in progress	5,994	3,922
Property and equipment	218,828	192,418
Less: accumulated depreciation	(115,672)	(91,734)
Property and equipment, net	103,156	100,684

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Depreciation expenses on property and equipment were allocated to the following expense items:
	Six Months Ended June 30,
	2021	2022
Cost of revenues	816	—
Selling and marketing expenses	161	324
General and administrative expenses	13,054	14,334
Research and development expenses	7,087	7,884
Total depreciation expenses	21,118	22,542

8.
Intangible assets, net

Intangible assets, net consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Software	69,732	76,099
Less: accumulated amortization	(38,706)	(46,127)
Intangible assets, net	31,026	29,972
Amortization expenses on intangible assets were allocated to the following expense items:
	Six Months Ended June 30,
	2021	2022
Selling and marketing expenses	778	254
General and administrative expenses	2,164	4,627
Research and development expenses	8,459	6,419
Total amortization expenses	11,401	11,300

9.
Short-term borrowings

Short-term borrowings consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Unsecured bank loans	932,000	480,000
Short-term borrowings	932,000	480,000
As of December 31, 2021 and June 30, 2022, the Group’s short-term borrowings bear an interest rate of 4.00% and 4.38% per annum, respectively. As of December 31, 2021 and June 30, 2022, the Group had a total line of credit in the amount of RMB1,000,000 and RMB920,000, which were used for borrowing bank loans and issuing notes payable for the Group. As of December 31, 2021 and June 30, 2022, the unused portion of the line of credit was RMB172,696 and RMB340,000, respectively.
The shorting-term borrowings in the respective amount of nil and RMB480,000 as of December 31, 2021 and June 30, 2022 were guaranteed by Hubei ECARX, which was a related party of the Group after the Restructuring as disclosed in the Note 1(b).

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
10.
Accrued expenses and other liabilities

Accrued expenses and other liabilities, current and non-current consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Salaries and benefits payables	228,999	162,393
Taxes payable	39,094	6,057
Product warranties	40,263	40,098
Other payables and accrued charges*	150,623	154,609
Accrued expenses and other current liabilities	458,979	363,157

*
Other payables and accrued charges primarily include accrual for research and development expenses.

11. Convertible notes payable to a related party
On May 13, 2022, the Company issued convertible notes due in twelve (12) months following the issuance (the “Note”) with aggregate principal of US$10.0 million to one investor, which is a related party. The Note bears an interest rate of 5% per annum.
The Note holder shall have the right to require the Company to redeem for cash all of the Note on the date (the “Redemption Date”) notified in writing by the Company that is not less than 20 business days and not more than 35 business days following the date of the notice of an Event of Default or a Fundamental Change as defined below, or in the event the Company fails to deliver such a notice, the date on which the Note holder becomes aware of the occurrence of an Event of Default or a Fundamental Change, at a price equal to the Redemption Price, which equal to the principal plus interests accrued thereon at an interest rate of 5% per annum.
•
An Event of Default refers to the occurrence of any of the events, including the Company’s breach of conversion obligations, the individual or aggregated amount of the Group’s subsidiaries’ indebtedness, indemnity or guarantee obligations in excess of US$100,000 (or an equivalent amount in any other currency), ECARX (Hubei) Tech’s bankruptcy or involuntary proceeding after seeking liquidation, winding-up, reorganization;

•
a Fundamental Change includes the change of control of the Company via any share exchange, consolidation or mergers or any similar transaction, any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the Group’s consolidated assets, to any person outside of the Group, the liquidation or dissolution of the Company, and other events which prohibits listing of the Company.

Conversion of the Note is stipulated as below:
•
In the event the Company consummates a public offering of Class A ordinary shares that is no more than six (6) months following the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of (i) the lesser of (A) US$10.00 per share (assuming that the Company’s authorized shares will be subdivided based on the pre-money equity valuation in connection with an offering via mergers with a special purpose acquisition company to give each ordinary share of the Company a deemed value of US$10.00) and (B) the lowest per share price at which any Class A ordinary shares or ordinary shares of the Company are issued in any subscription by certain investors of the Company’s securities to be issued concurrently, if the offering is via mergers with a special purpose acquisition company; or (ii) the per share offering price in an IPO (the “Initial Conversion Price”). In the event the Company consummates a public offering of Class A ordinary shares that is more than six (6) months following

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of 95% of the Initial Conversion Price.
•
If the Company fails to consummate a public offering of Class A ordinary shares on or prior to the maturity date, the Note holder is entitled to deliver a written notice to the Company within ten (10) business days after the maturity date, electing to convert the Note, the outstanding principal amount of the Note shall be converted into such number of fully paid and non-assessable Series B Preferred Shares at the conversion price equal to US$11.57 per share.

The Group concluded that it would not be considered to have an obligation to deliver a variable number of shares, since the event that may trigger variable-share settlement is in the control of the Group. The Group further concluded that the embedded conversion feature did not need to be bifurcated pursuant to ASC815 because these terms do not permit net settlements, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. Since the Group has adopted ASU2020-06 on January 1, 2021, the Group did not assess whether the instrument contains beneficial conversion features. The Group accounted for the Note as current debt at carrying value net of issuance costs, which was nil.
As of June 30, 2022, the unpaid principal balance of the Note was US$10,000 (equivalent to RMB66,981). The interest expense accrued for the Note was US$71 (equivalent to RMB474), which was recorded in amounts due to related parties (see Note 21).
12.
Leases

The Group considers various factors such as market conditions and the terms of any renewal options that may exist to determine whether it will renew or replace the lease. In the event the Group is reasonably certain to exercise the option to extend a lease, the Group will include the extended terms in the operating lease right-of-use asset and operating lease liability.
The components of lease cost were as follows:
Six Months Ended June 30, 2022
Operating lease cost	21,017
Short-term lease cost	763
Total	21,780
The lease cost was allocated to the following expense items:
Six Months Ended June 30, 2022
Selling and marketing expenses	662
General and administrative expenses	5,323
Research and development expenses	15,795
Total	21,780

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The operating lease right-of-use assets and the amortization were summarized as follows:
As of June 30, 2022
Operating lease right-of-use assets	120,779
Less: accumulated depreciation	(19,116)
Total	101,663
As of June 30, 2022
Weighted average remaining lease term (years):
Operating leases	5.67
Weighted average discount rate:
Operating leases	6.72%
Future minimum lease payments as of June 30, 2022, including rental payments for lease renewal options the Group is reasonably certain to exercise were as follows:
As of June 30, 2022
2022	19,491
2023	24,247
2024	14,344
2025	13,832
2026 and thereafter	55,322
Total lease payments	127,236
Less imputed interest	(26,860)
Present value of lease liabilities	100,376
Supplemental cash flow information related to leases was as follows:
Six months ended June 30, 2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	17,846
Right-of-use assets obtained in exchange for lease obligations
Operating leases	45,887

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
13.
Mezzanine equity

The Company’s activities with respect to the redeemable convertible preferred shares for the six months ended June 30, 2022 are as below:
	Series Angel Preferred Shares		Series A Preferred Shares		Series A+ Preferred Shares		Series A++ Preferred Shares		Series B Preferred Shares			Total
	Shares	Carrying amount	Shares	Carrying amount	Shares	Carrying amount	Shares	Carrying amount	Shares	Carrying amount	Subscription receivable
Balance as of January 1, 2022	5,043,104	283,585	24,464,286	1,429,313	24,612,081	1,386,671	7,164,480	475,413	14,765,967	1,117,317	(159,392)	4,532,907
Subscription contributions from shareholders	—	—	—	—	—	—	—	—	—	—	159,485	159,485
Accretion of Redeemable Convertible Preferred Shares	—	10,983	—	50,557	—	53,601	—	18,408	—	44,293	—	177,842
Foreign currency translation adjustment	—	14,613	—	73,535	—	71,455	—	24,499	—	57,603	(93)	241,612
Balance as of June 30, 2022	5,043,104	309,181	24,464,286	1,553,405	24,612,081	1,511,727	7,164,480	518,320	14,765,967	1,219,213	—	5,111,846
Assuming a qualified initial public offering (the “IPO”) is not consummated on or before January 16, 2027 and no other contingent event occurs which could result in the request of redemption by the shareholders, the aggregate amount of redemption for all Redeemable Convertible Preferred Shares on January 16, 2027 is US$1,012.9 million.
14.
Non-controlling interests

(a) Redeemable non-controlling interests
In January 2022, Suzhou Photon-Matrix entered into financing agreements with third party investors, pursuant to which these investors aggregately contributed RMB10,000 in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. These investors have the right to request Suzhou Photon-Matrix to redeem all of the equity interest they hold if Suzhou Photon-Matrix does not achieve a qualified IPO within 7 years after their investment, at the redemption price of RMB10,000 plus 10% of interest per annum.
Before the deconsolidation of Suzhou Photon-Matrix as stated in the Note 6, the redeemable non-controlling interest was recorded outside permanent equity as mezzanine equity- redeemable non-controlling interests in the consolidated balance sheets. The amount presented in redeemable non-controlling interest should be the greater of the non-controlling interest balance after attribution of net income or loss of the subsidiary and related dividends to the non-controlling interest or the amount of redemption value.
During the six months ended June 30, 2022, changes of redeemable non-controlling interests were as follows:
Six Months Ended June 30, 2022
Balance as of January 1, 2022	30,500
Add: Capital contribution	10,000
Less: Comprehensive loss	(464)
Accretion of redeemable non-controlling interests before the deconsolidation of Suzhou Photon-Matrix	714
Deconsolidation of Suzhou Photon-Matrix	(40,750)
Balance as of June 30, 2022	—

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b) Non-redeemable non-controlling interests
As stated in the Note 6, the Group lost control in Suzhou Photon-Matrix in January 2022, with 49.17% equity interest retained. The carrying value of relevant non-redeemable non-controlling interests in the amount of RMB(7,178) was derecognized upon deconsolidation.
15.
Government grants

Government grants for the purpose of giving immediate financial support to the Group with no future related costs is recognized as government grants in the Group’s unaudited condensed consolidated statements of comprehensive loss when the grant becomes receivable. For the six months ended June 30, 2022, the Group received unconditional government grants of RMB28,154 as a result of support and incentives from local governments, which primarily consisted of subsidies to ECARX (Hubei) Tech for its investment in research and development activities.
16.
Share based compensation

2019 RSU Plan
On December 20, 2021, four members from the Group’s management, who are also the ordinary shareholders of the Group, voluntarily sold 4,200,000 ordinary shares in total back to the Group at par value of US$0.000005 per share. Such ordinary shares are transferred to the Group for 2019 RSU Plan which was modified in December 2021 to attract more talents. Such shares were reissued to the employees under the 2019 RSU Plan in the first half of 2022.
Pursuant to the 2019 RSU Plan, in January 2022, the Company granted an aggregate number of 5,500,000 RSUs to employees, at a weighted average exercise price of US$0.64 per RSU. The RSUs vest following the two approaches:
•
20% of the grants vest every twelve-month service period since the service commencement of the employees.

•
Half of the RSUs vest on April 1, 2022, and the remaining 50% of the RSUs vest on a monthly basis over thirty-six (36) months since May 2022.

The following table summarizes activities of the Company’s RSUs for the six months ended June 30, 2022:
	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2022	15,923,117	0.27	6.08
Granted	5,500,000	0.64	8.27
Forfeited	(760,000)	0.03	7.18
Outstanding at June 30, 2022	20,663,117	0.38	6.62
Vested and expected to vest as of June 30, 2022	20,663,117	0.38	6.62	8.64	6.52
Exercisable as of June 30, 2022	7,963,735	0.18	7.32	8.43	7.29

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The fair value of the RSUs granted for the six months ended June 30, 2021 and 2022 are estimated on the dates of grant using the binomial model with the following assumptions used:
	Six Months Ended June 30,
	2021	2022
Grant dates
Risk-free rate of return	0.35% – 2.58%	1.61% – 2.36%
Volatility	45.96% – 48.05%	44.15% – 44.38%
Expected dividend yield	0%	0%
Fair value of underlying ordinary share	US$5.08 – US$6.35 (equivalent to RMB33.37 – RMB41.71)	US$9.03 – US$9.15 (equivalent to RMB57.60 – RMB58.31)
Expected terms	10 years	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s RSUs. With respect to the RSUs issued in US$ or RMB, the risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds or China Government Bond for a term consistent with the expected term of the Company’s RSUs in effect at the valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the RSUs.
Compensation expenses recognized for the six months ended June 30, 2021 and 2022 are allocated to the following expense items.
	Six months ended June 30,
	2021	2022
Research and development expenses	11,257	23,492
Selling and marketing expenses	1,008	3,969
General and administrative expenses	11,100	167,576
Total	23,365	195,037
As of June 30, 2022, US$61,939 (equivalent to RMB404,793) of the unrecognized compensation expense related to RSUs is expected to be recognized over a weighted-average period of 1.82 years. The unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. Besides, there were US$12,279 (equivalent to RMB80,248) unrecognized share-based compensation expenses related to the RSUs with a performance condition of the IPO.
2021 Option Plan
Pursuant to the 2021 Option Plan, between January and May 2022, the Company granted an aggregated number of 1,788,900 share options to employees. Upon a qualified IPO, the grantees are entitled to cumulatively vest 25% of the total grants for every twelve-month service period since their employment commencement; and after the completion of a qualified IPO, the grantees could continue to vest 25% of the total grants for every twelve-month service period since their service commencement. The share options can only be exercised upon the occurrence a qualified IPO.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The following table summarizes activities of the options for the six months ended June 30, 2022:
	Number of options	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2022	11,132,875	11.57	3.49
Granted	1,788,900	11.57	3.93
Forfeited	(1,107,275)	11.57	3.50
Outstanding at June 30, 2022	11,814,500	11.57	3.55
Vested and expected to vest as of June 30, 2022	11,814,500	11.57	3.55	9.24	—
Exercisable as of June 30, 2022	—	—	—	—	—
The fair value of the options granted in 2022 are estimated using the binomial model with the following assumptions used:
Six months ended June 30, 2022
Risk-free rate of return	1.63% – 3.05%
Volatility	44.18% – 44.64%
Expected dividend yield	0.0%
Fair value of underlying ordinary share	US$9.03 – US$9.56
Expected terms	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the option awards. The risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the options in effect at the valuation date. Expected dividend yield is zero as the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option awards.
As of June 30, 2022, the fair value of non-vested share options granted to employees amounted to US$41,976 (equivalent to RMB274,328). The Group will recognize compensation expenses relating to the option awards cumulatively for the vested portion upon the consummation of a qualified IPO.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.
Revenue information

Revenues are disaggregated as follow:
Major products/services lines:
	Six months ended June 30,
	2021	2022
Sales of goods revenues	802,679	858,080
Automotive computing platform	579,219	608,078
SoC Core Modules	119,661	188,338
Automotive merchandise and other products	103,799	61,664
Software license revenues	162,303	78,995
Service revenues	119,880	375,495
Automotive computing Platform – Design and development service	21,848	241,090
Connectivity service	88,562	107,949
Other services	9,470	26,456
Total revenues	1,084,862	1,312,570
Timing of revenue recognition:
	Six Months Ended June 30,
	2021	2022
Point in time	996,300	1,204,621
Over time	88,562	107,949
Total revenues	1,084,862	1,312,570
For the six months ended June 30, 2021 and 2022, 97.2% and 98.9% of the Group’s revenues were generated in the PRC.
Contract liabilities
Contract liabilities consisted of the following:
	As of December 31, 2021	As of June 30, 2022
Current liabilities – third parties	2,685	993
Current liabilities – related parties	363,285	235,276
Non-current liabilities – third parties	317	193
Non-current liabilities – related parties	472,749	373,365
Contract liabilities, current and non-current	839,036	609,827
The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the period was RMB78,030 and RMB107,949 for the six months ended June 30, 2021 and 2022, respectively.
As of December 31, 2021 and June 30, 2022, the aggregated amounts of the transaction price allocated to the remaining performance obligation under the Group’s existing contracts is RMB839,036 and RMB609,827, respectively.

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original duration of one year or less.
18.
Income taxes

The statutory income tax rate for the Group is 25% for the six months ended June 30, 2021 and 2022. The effective income tax rate for the six months ended June 30, 2021 and 2022 was nil. The effective income tax rate for the six months ended June 30, 2021 and 2022 differs from the PRC statutory income tax rate of 25%, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.
19.
Loss per share

Basic and diluted net loss per share for the six months ended June 30, 2021 and 2022 have been calculated as follows:
	Six Months Ended June 30,
	2021	2022
Numerator:
Net loss available to ECARX Holdings Inc.	(607,920)	(569,402)
Accretion of Redeemable Convertible Preferred Shares	(67,078)	(177,842)
Numerator for basic and diluted net loss per share calculation	(674,998)	(747,244)
Denominator:
Weighted average number of ordinary shares – basic and diluted	198,777,778	198,035,714
Denominator for basic and diluted net loss per share calculation	198,777,778	198,035,714
Loss per ordinary share
– Basic and diluted	(3.40)	(3.77)
The potential dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:
	Six Months Ended June 30,
	2021	2022
Redeemable convertible preferred shares	54,119,471	76,049,918
For the six months ended June 30, 2021 and 2022, nil and 11,814,500 outstanding share options are not included in the calculation of diluted loss per share, as the issuance of such awards is contingent upon a qualified IPO, which was not satisfied as of each period end.
20.
Commitments and contingencies

Operating lease commitments
The Group’s lease commitments are disclosed in Note 12.
Purchase commitment
As of June 30, 2022, the Group has future minimum purchase commitment related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2022 were as follows:
	Total	Less than one year

Purchase commitment	66,550	66,550

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Capital commitment
Total capital expenditures contracted but not yet reflected in the consolidated financial statements as of June 30, 2022 were as follows:
	Total	Less than one year
Capital commitment	3,225	3,225

21.
Related party balances and transactions

(a)
Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group and its subsidiaries (“Geely Group”)	Entity controlled by the controlling shareholder of the Company
Proton Holdings Berhad and its subsidiaries (“Proton Group”)	Entity that the controlling shareholder of the Company has significant influence
Anhui Xinzhi Technology Co., Ltd. (“Anhui Xinzhi”)	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd., (“Zhejiang Huanfu”, formerly known as Zhejiang Yikatong Technology Co., Ltd.,”Zhejiang Yikatong”)	Entity controlled by the controlling shareholder of the Company
Xi’an Liansheng Intelligent Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hubei Yuanshidai Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hubei Xingji Times Technology Co., Ltd	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd (“Hubei ECARX”)	Entity controlled by the controlling shareholder of the Company
Apollo Intelligent Connectivity (Beijing)Technology Co., Ltd.	Entity that one board of director of the Company has significant influence
SiEngine Technology Co., Ltd. (“SiEngine”)	Entity which is under significant influence of the Company
Suzhou Tongjie Automotive Electronics Co., Ltd.	Entity which is under significant influence of the controlling shareholder of the Company
JICA Intelligent Robotics Co., Ltd. (“JICA Intelligent”)	Entity which is under significant influence of the Company
Hubei Dongjun Automotive Electronic Technology Co., Ltd. and its subsidiary (“Hubei Dongjun”)	Entity which is under significant influence of the Company
Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”)	Entity which is under significant influence of the Company

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b)
Significant transactions with related parties:

	Six Months Ended June 30,
	2021	2022
Revenues (i):
Sales of goods revenues	597,777	613,655
Automotive computing platform	578,033	603,112
SoC Core Modules	—	22
Automotive merchandise and other products	19,744	10,521
Software licence revenues	10,791	15,481
Service revenues	114,054	375,298
Automotive computing platform – Design and development service	16,467	241,090
Connectivity service	88,529	107,752
Other services	9,058	26,456
Total	722,622	1,004,434
	Six Months Ended June 30,
	2021	2022
Purchase of products and services(ii)	5,966	261,483
Rental of office space, and administrative services(ii)	479	3,421
Interest income on loans due from related parties(iv)	—	2,759
Interest expense on borrowings and the Note due to related parties(iii)	131	4,980
Loans to related parties(iv)	—	8,060
Repayment received of loans to related parties(iv)	—	25,000
Financial support to Anhui Xinzhi(viii)	—	28,500
Advances to Zhejiang Huanfu(iv)	19,806	—
Collection of advances to Zhejiang Huanfu(iv)	90,155	—
Repayment of borrowings from related parties(iii)	20,000	470,000
Borrowings from related parties(iii)	—	900,000
Transfer of property and equipment to Zhejiang Huanfu(v)	—	1,604

(c)
Balances with related parties:

	As of December 31, 2021	As of June 30, 2022
Accounts receivable – related parties, net(i)	768,747	217,563
Amounts due from related parties(ii)(iv)	41,278	32,037
Accounts payable – related parties(ii)	111,531	142,305
Amounts due to related parties(iii)(vi)	376,906	712,211
Other non-current assets – related parties(vii)	1,929	208,503

Note:
(i)
The Group sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses and other consulting services to a number of related parties. Accounts receivable, net, due from related parties arising from sales of products and provision of services were RMB768,747 and

ECARX HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
RMB217,563 as of December 31, 2021 and June 30, 2022, respectively. Of the balance as of June 30, 2022, the amount of RMB158,356 were subsequently received by August 2022.
(ii)
The Group purchased raw materials, technology development services and other consulting services from a number of related parties, among which RMB4,637 and RMB47,209 of purchase of raw materials were recorded as inventories as of June 30, 2021 and 2022, respectively. Amounts due to related parties includes payables arising from purchase of raw materials and services, which were RMB111,531 and RMB142,305 as of December 31, 2021 and June 30, 2022, respectively.

(iii)
During the six months ended June 30, 2022, the Group obtained the following loans from related parties:

•
On March 28, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Hubei Xingji Times Technology Co., Ltd. in an amount of RMB200,000 with an interest rate of 2.25% per annum, which was repaid at the maturity date on June 30, 2022.
•
On June 27, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely in an amount of RMB500,000 with an interest rate of 4.35% per annum, which was repayable on December 26, 2022.
•
On June 29, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with JICA Intelligent in an amount of RMB200,000 with an interest rate of 3.7% per annum, which was repayable on September 30, 2022.
For the six months ended June 30, 2021 and 2022, interest expenses on borrowings from related parties were RMB131 and RMB4,517, respectively. Except for the loans above stated, the Group also accrued interest expenses for the Note disclosed in the Note 11 at the amount of US$71 (equivalent to RMB463) for the six months ended June 30, 2022.
The borrowings and the interest payable on borrowings from related parties, were included in the amounts due to related parties with the amount of RMB272,825 and RMB703,258, respectively, as of December 31, 2021 and June 30, 2022.
(iv)
For the six months ended June 30, 2021 and 2022, the Group respectively paid advances of RMB19,806 and nil, and received collection of RMB90,155 and nil, from Zhejiang Huanfu. The advances were interest-free and due on demand. In 2022, the Group provided loans of RMB8,060 to related parties, and received repayment of RMB25,000 from related parties. Interest incomes on loans due from related parties were RMB2,759 for the six months ended June 30, 2022. As of December 31, 2021 and June 30, 2022, the total balances of amounts due from related parties was RMB41,278 and RMB32,037, respectively.

(v)
In February 2022, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB1,697 and recorded a gain of RMB93 as a result of the disposal.

(vi)
As of December 31, 2021 and June 30, 2022, the balances due to related parties were related to purchase of logistics services, which were in the amounts of RMB36,185 and RMB8,953, respectively.

(vii)
As of December 31, 2021, the Group recorded RMB1,929 in other non-current assets due from related parties, which included deposits and advances for purchase of long-term assets from such related parties; as of June 30, 2022, the balance of other non-current assets due from related parties not only included the amounts as such, but also included the amounts due from its former VIE, Hubei ECARX. As of June 30, 2022, the amounts due from Hubei ECARX was RMB208,503, which represented the net present value of a loan provided by the Group to Hubei ECARX with the principal of RMB252,287 and an effective annual interest rate of 5.0%.

(viii)
In February and March 2022, the Group provided cash in the amount of RMB28,500 to Anhui Xinzhi as financial support. The investment was derecognized as part of the Restructuring.

22.
Subsequent events

Management has considered subsequent events through October 11, 2022, which was the date when the unaudited condensed consolidated financial statements were issued.
In July and August, the Company approved to grant a total number of 111,700 share options to certain employees at an exercise price of US$11.57 per option. Upon a qualified IPO, the grantees are entitled to cumulatively vest 25% of the total grants for every twelve-month service period since their employment commencement; and after the completion of a qualified IPO, the grantees could continue to vest 25% of the total grants for every twelve-month service period since their service commencement. The share options can only be exercised upon the occurrence a qualified IPO.
On August 20, 2022, the Company approved the modification to change the exercise price of RSUs granted to certain employees in an aggregated number of 1,200,000 under 2019 RSU Plan. The RSUs were granted at a weighted average exercise price of US$3.53 per RSU. After the modification, the exercise price was changed to US$0.38 per RSU.
On September 30, 2022, the Company approved to grant 100,000 RSUs to an eligible employee at an exercise price of US$2.0 per RSU subject to 2019 RSU Plan. 20% of the grants vest every twelve-month service period since the service commencement of the employee.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
COVA Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of COVA Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for the year ended December 31, 2021 and the period from December 11, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period from December 11, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by February 9, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
March 24, 2022
PCAOB ID Number 100

COVA ACQUISITION CORP.
BALANCE SHEETS
	December 31, 2021	December 31, 2020
Assets:
Cash	$7,181	$—
Prepaid expenses and other assets	788,561	—
Total current assets	795,742	—
Deferred offering costs	—	248,611
Prepaid expenses – non-current portion	75,616	—
Investments held in Trust Account	300,053,996	—
Total Assets	$300,925,354	$248,611
Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Equity (Deficit)
Accounts payable and accrued expenses	$507,310	$207,038
Due to related party	17,384	—
Promissory note – related party	—	25,500
Total current liabilities	524,694	232,538
Deferred underwriting fee	10,500,000	—
Warrant liabilities	11,747,850	—
Total Liabilities	22,772,544	232,538
Commitments
Class A Ordinary Shares Subject to Possible Redemption
Class A ordinary shares subject to possible redemption, $0.0001 par value, 30,000,000 and no shares issued and outstanding, at redemption value of $10.00 at December 31, 2021 and 2020, respectively	300,000,000	—
Shareholders’ Equity (Deficit):
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued or outstanding (excluding 30,000,000 and no shares subject to possible redemption) at December 31, 2021 and 2020	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,500,000 and 7,503,750 shares issued and outstanding at December 31, 2021 and 2020, respectively	750	750
Additional paid-in capital	—	24,250
Accumulated deficit	(21,847,940)	(8,927)
Total Shareholders’ Equity (Deficit)	(21,847,190)	16,073
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Equity (Deficit)	$300,925,354	$248,611
The accompanying notes are an integral part of these financial statements.

COVA ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	For the Year Ended December 31, 2021	For the Period from December 11, 2020 (Inception) through December 31, 2020
Formation and operating costs	$1,831,161	$8,927
Loss from Operations	(1,831,161)	(8,927)
Other income (expense):
Interest income on investments held in Trust Account	53,995	—
Offering costs allocated to warrants	(989,589)	—
Change in fair value of warrant liabilities	14,374,150	—
Total other income (expense)	13,438,556	—
Net income (loss)	$11,607,395	$(8,927)
Weighted average shares outstanding of Class A ordinary shares	26,794,521	—
Basic and diluted net income per share, Class A ordinary shares	$0.34	$—
Weighted average shares outstanding of Class B ordinary shares	7,395,822	742,857
Basic and diluted net income (loss) per share, Class B ordinary shares	$0.34	$(0.01)
The accompanying notes are an integral part of these financial statements.

COVA ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2021 AND
FOR THE PERIOD FROM DECEMBER 11, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
	Class A Ordinary shares		Class B Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 11, 2020 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Founder Shares	—	—	7,503,750	750	24,250	—	25,000
Net loss	—	—	—	—	—	(8,927)	(8,927)
Balance as of December 31, 2020	—	—	7,503,750	750	24,250	(8,927)	16,073
Forfeiture due to partial exercise of overallotment	—	—	(3,750)	—	—	—	—
Net income	—	—	—	—	—	11,607,395	11,607,395
Accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	(24,250)	(33,446,408)	(33,470,658)
Balance as of December 31, 2021	—	$—	7,500,000	$750	$—	$(21,847,940)	$(21,847,190)
The accompanying notes are an integral part of these financial statements.

COVA ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
	For the Year Ended December 31, 2021	For the Period from December 11, 2020 (Inception) through December 31, 2020
Cash flows from operating activities:
Net income (loss)	$11,607,395	$(8,927)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investments held in Trust Account	(53,995)	—
Offering costs allocated to warrants	989,589	—
Change in fair value of warrant liabilities	(14,374,150)	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(864,177)	—
Due to related party	17,384	—
Accounts payable and accrued expenses	507,309	8,927
Net cash used in operating activities	(2,170,645)	—
Cash Flows from Investing Activities:
Cash deposited into Trust Account	(300,000,000)	—
Net cash used in investing activities	(300,000,000)	—
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriter’s discount	294,000,000	—
Proceeds from issuance of Private Placement Warrants	8,872,000	—
Proceeds from promissory note – related party	57,546	—
Payment of promissory note – related party	(83,046)	—
Payment of offering costs	(668,674)	—
Net cash provided by financing activities	302,177,826	—
Net change in cash	7,181	—
Cash, beginning of period	—	—
Cash, end of the period	$7,181	$—
Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs paid by Sponsor in exchange for issuance of Founder shares	$—	$25,000
Accrued deferred offering costs	$—	$207,038
Deferred offering costs paid by Sponsor	$—	$16,573
The accompanying notes are an integral part of these financial statements.

COVA ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Note 1 — Organization and Business Operations
COVA Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on December 11, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).
As of December 31, 2021, the Company had not commenced any operations. All activity for the period from December 11, 2020 (inception) through December 31, 2021 relates to the Company’s formation and the Initial Public Offering (the “IPO”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.
The registration statement for the Company’s IPO was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2021 (the “Effective Date”). On February 9, 2021, the Company consummated the IPO of 30,000,000 units (the “Units” and, with respect to the shares of Class A ordinary shares included in the Units sold, the “Public Shares”), including the issuance of 3,900,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Unit consists of one share of Class A ordinary shares, $0.0001 par value, and one-half of one redeemable warrant, with each whole warrant entitling its holder to purchase one share of Class A ordinary shares at a price of $11.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $300,000,000 (see Note 3).
Simultaneously with the closing of the IPO, the Company consummated the private placement (“Private Placement”) with the Sponsor of an aggregate of 8,872,000 warrants (“Private Placement Warrants”) to purchase Class A ordinary shares, each at a price of $1.00 per Private Placement Warrant, generating total proceeds of $8,872,000 (see Note 3).
Transaction costs amounted to $17,210,247, consisting of $6,000,000 of underwriting discount, $10,500,000 of deferred underwriters’ fee and $710,247 of other offering costs.
Following the closing of the IPO on February 9, 2021, an amount of $300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, until the earlier of (a) the completion of the Company’s initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s certificate of incorporation, or (c) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from February 9, 2021 (the “Combination Period”), the closing of the IPO.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination.
If, however, shareholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 4), and any Public Shares purchased during or after the IPO in favor of approving a Business Combination. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.
Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company. The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to shareholders’ rights (including redemption rights) or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period. The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Liquidity, Capital Resources and Going Concern
At December 31, 2021, the Company had cash of $7,181 held outside of the Trust Account. The Company intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate, and complete a Business Combination.
In order to fund working capital deficiencies or finance transaction costs in connection with an initial Business Combination, the Company’s Sponsor, officers, directors, or their affiliates may, but are not obligated to, loan the Company funds as may be required. If the Company completes its initial Business Combination, the Company would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from its Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Warrants. To date, there have been no such loans.
Prior to the completion of the initial Business Combination, the Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. Management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of a Business Combination or for the next 12 months. However, if the Company’s estimates of the costs of undertaking in-depth due diligence and negotiating a Business Combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the initial Business Combination. If the Company is unable to complete its initial Business Combination because the Company does not have sufficient funds available to it, the Company will be forced to cease operations and liquidate the Trust Account.
The Company will have until February 4, 2023 to complete a Business Combination or it would be required to cease all operations and liquidate. The liquidity concerns and the date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of a Business Combination or one year from the issuance date of the financial statements. The Company believes it has access to the funds from the Sponsor it needs to continue until it completes a Business Combination and plans on completing a Business Combination prior to the mandatory liquidation date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2 — Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. The Company has elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make the comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of these financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of these financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2021, and December 31, 2020, the Company had no cash equivalents.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance

Corporation coverage of $250,000. At December 31, 2021, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Investments Held in Trust Account
At December 31, 2021, the investments held in the Trust Account were held in U.S. Treasury Bills with a maturity of 185 days or less. During the year ended December 31, 2021, the Company did not withdraw any of the interest income from the Trust Account to pay its tax obligations.
The Company classifies its United States Treasury securities as held-to-maturity in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.
A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.
Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.
Derivative Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 3, Note 6 and Note 8) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the balance sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the statement of operations in the period of change.
Offering Costs Associated with the Initial Public Offering
The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A ordinary shares in the amount of $710,247 was charged to shareholders’ deficit upon the completion of the IPO.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, all of the Company’s 30,000,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity (deficit) section of the Company’s balance sheet.
The Company recognizes changes in redemption value immediately as they occur and adjusted the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period.
At December 31, 2021, the Class A ordinary shares reflected in the balance sheets are reconciled in the following table:
Gross Proceeds	$300,000,000
Less: Proceeds allocated to Public Warrants	(17,250,000)
Less: Issuance costs allocable to Class A ordinary shares	(16,220,658)
Plus: Accretion of carrying value to redemption value	33,470,658
Class A ordinary shares subject to possible redemption	$300,000,000
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for these financial statements’ recognition and measurement of tax positions taken or expected to be taken in a tax return.
For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The deferred tax assets were deemed to be de minimis as of December 31, 2021 and December 31, 2020.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The provision for income taxes was deemed to be de minimis for the year ended December 31, 2021.
Net Income (Loss) Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Shares.” The Company has two classes of ordinary shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of ordinary shares. Net income per ordinary share is computed by dividing the pro rata net income between the Class A ordinary shares and the Class B ordinary shares by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the IPO since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants are exercisable for 23,872,000 shares of Class A ordinary shares in the aggregate.

Reconciliation of Net Income (Loss) per Ordinary Share
The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per ordinary share for each class of ordinary shares:
	For the year ended December 31, 2021		For the period from December 11, 2020 (inception) through December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share:
Numerator:
Allocation of net income (loss)	$—	$2,510,833	$—	$(8,927)
Denominator:
Weighted-average shares outstanding	—	7,395,822	—	742,857
Basic and diluted net income (loss) per ordinary share	$—	$0.34	$—	$(0.01)
Fair Value of Financial Instruments
The Company follows the guidance in ASC 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —
Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note 8 for additional information on liabilities measured at fair value.
Recent Accounting Pronouncements
In August 2020, FASB issued Accounting Standards Update (“ASU”) 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Note 3 — Initial Public Offering
Public Units
On February 9, 2021, the Company sold 30,000,000 Units, at a purchase price of $10.00 per Unit, including the issuance of 3,900,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Unit consists of one share of Class A ordinary share, and one-half of one redeemable warrant (each, a “Public Warrant”).
Private Placement
Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 8,872,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,872,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account.
Note 4 — Related Party Transactions
Founder Shares
On December 15, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 5,750,000 shares of the Company’s Class B ordinary shares (the “Founder Shares”). In January 2021, the Company declared a share dividend satisfied by way of issuance of 0.25 share for each Class B ordinary share in issue, resulting in the Sponsor holding an aggregate of 7,187,500 Founder Shares. In February 2021, the Company declared a share dividend satisfied by way of issuance of 0.044 share for each Class B ordinary share in issue, resulting in 7,503,750 Class B ordinary shares outstanding. The Founder Shares included an aggregate of up to 978,750 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full. On February 9, 2021, the underwriters partially exercised their over-allotment option, therefore 975,000 Founder Shares were no longer subject to forfeiture, and 3,750 Founder Shares were subject to forfeiture. On February 11, 2021, the underwriter informed the Company that they would not exercise the full over-allotment and therefore the remaining 3,750 shares were forfeited.
Promissory Note — Related Party
The Sponsor had agreed to loan the Company an aggregate of up to $300,000 under the promissory note (the “Note”) to be used for the payment of costs related to the IPO. The promissory note was non-interest bearing, unsecured and was due on the earlier of December 31, 2021 or the closing of the IPO.
The Company had borrowed $83,046 under the promissory note, and the Note was paid in full at the closing of the IPO on February 9, 2021. As of December 31, 2021, there was no balance and borrowing is no longer available under the promissory note.
Working Capital Loans
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. However, the registration and shareholder rights agreement provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods with respect to such securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements. As of December 31, 2021 and December 31, 2020, there were no amounts outstanding under the Working Capital Loans.
Administrative Support Agreement
Commencing on the date the Company’s securities are first listed on the Nasdaq and through the earlier of the consummation of the initial Business Combination and the Company’s liquidation, the Company will reimburse an affiliate of the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month. For the year ended December 31, 2021 and for the period from December 11, 2020 (inception) through December 31, 2020, the Company incurred $135,006 and $0 of administrative support expense, respectively.
Note 5 — Commitments and Contingencies
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods with respect to such securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriter had a 45-day option from the date of the IPO to purchase up to an aggregate of 3,915,000 additional Units at the public offering price less the underwriting commissions to cover over-allotments, if any. On February 9, 2021, the underwriters partially exercised the over-allotment option purchasing an additional 3,900,000 Units.
On February 9, 2021, the underwriters were paid a cash underwriting fee of 2% of the gross proceeds of the IPO, totaling $6,000,000. In addition, $0.35 per unit, or approximately $10,500,000 in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on its financial statements and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6 — Warrant Liabilities
Public Warrants
Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share. The warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and in the case of any such issuance to the Company’s sponsors or their affiliates, without taking into account any Founder Shares held by the Company’s Sponsors or such affiliates, as applicable, prior to such issuance (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00:
Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price (the “closing price”) of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Private Warrants
The Private Placement Warrants are identical to those of the warrants being sold as part of the units in the IPO. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company so long as they are held by the Sponsor or its permitted transferees.
Note 7 — Shareholders’ Equity (Deficit)
Preference Shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. At December 31, 2021 and December 31, 2020, there were no shares of preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. At December 31, 2021 and December 31, 2020, there were no shares issued and outstanding, excluding 30,000,000 and no shares subject to possible redemption, respectively.
Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. At December 31, 2021 and December 31, 2020, there were 7,500,000 and 7,503,750 shares issued and outstanding, respectively.
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law. The Class B ordinary shares will automatically convert into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have redemption rights or be entitled to liquidating distributions from the Trust Account if the Company does not consummate an initial business combination) at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the IPO, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
Note 8 — Fair Value Measurements
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	December 31, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. government securities and sweep funds in Trust account	$300,053,996	$300,053,996	$—	$—
Liabilities:
Public Warrants Liabilities	$7,350,000	$7,350,000	$—	$—
Private Placement Warrants Liabilities	4,397,850	—	—	4,397,850
	$11,747,850	$7,350,000	$—	$4,397,850
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statement of operations.
The Company established the initial fair value of the Public Warrants on February 9, 2021, the date of the Company’s IPO, using a Monte Carlo simulation model, and as of December 31, 2021 by using the associated trading price of the Public Warrants. The Company established the fair value of the Private Placement Warrants on February 9, 2021 and on December 31, 2021 by using a modified Monte Carlo simulation model. The Public and Private Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The Public Warrants were subsequently classified as Level 1 as the subsequent valuation was based upon the trading price of the Public Warrants.
The key inputs into the Monte Carlo simulation as of December 31, 2021 were as follows:
Inputs
Risk-free interest rate	1.09%
Expected term to merger	0.60
Expected volatility	12.40%
Notional Exercise price	$1.00
The following table provides a reconciliation of changes in fair value of the beginning and ending balances for the Company’s assets and liabilities classified as level 3:
Warrant Liabilities
Fair value at January 1, 2021	$—
Initial classification of Public and Private Warrant liability at February 9, 2021	27,807,680
Change in fair value	(6,159,830)
Public Warrants reclassified to level 1	(17,250,000)
Fair Value at December 31, 2021	$4,397,850

The carrying value, excluding gross unrealized holding loss and fair value of held to maturity securities on December 31, 2021, is as follows:
	Carrying Value as of December 31, 2021	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of December 31, 2021
U.S. Treasury Securities	$300,053,216	$4,157	$—	$300,057,373
	$300,053,216	$4,157	$—	$300,057,373
Note 9 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

COVA ACQUISITION CORP.
CONDENSED BALANCE SHEETS
	September 30, 2022	December 31, 2021
	(Unaudited)
Assets:
Current Assets
Cash	$2,444	$7,181
Prepaid expenses and other current assets	280,229	788,561
Total current assets	282,673	795,742
Prepaid expenses – non-current portion	—	75,616
Investments held in Trust Account	301,933,145	300,053,996
Total Assets	$302,215,818	$300,925,354
Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit
Current Liabilities
Accounts payable and accrued expenses	$3,577,636	$507,310
Working capital loan – related party	953,502	—
Due to related party	—	17,384
Total current liabilities	4,531,138	524,694
Deferred underwriting fee	10,500,000	10,500,000
Warrant liabilities	755,196	11,747,850
Total Liabilities	15,786,334	22,772,544
Commitments and Contingencies (See Note 5)
Class A Ordinary Shares Subject to Possible Redemption
Class A ordinary shares subject to possible redemption, $0.0001 par value, 30,000,000 shares issued and outstanding, at redemption value of $10.06 and $10.00 at September 30, 2022 and December 31, 2021, respectively	301,933,145	300,000,000
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued and outstanding (excluding 30,000,000 shares subject to possible redemption) at September 30, 2022 and December 31, 2021	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,500,000 shares issued and outstanding at September 30, 2022 and December 31, 2021	750	750
Additional paid-in capital	—	—
Accumulated deficit	(15,504,411)	(21,847,940)
Total Shareholders’ Deficit	(15,503,661)	(21,847,190)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit	$302,215,818	$300,925,354
The accompanying notes are an integral part of these unaudited condensed financial statements.

COVA ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2022	2021	2022	2021
General and administrative expenses	$713,283	$302,768	$4,595,129	$820,249
Loss from Operations	(713,283)	(302,768)	(4,595,129)	(820,249)
Other income (expense):
Interest income on investments held in Trust Account	1,319,522	21,218	1,879,149	24,271
Offering costs allocated to warrants	—	—	—	(989,589)
Change in fair value of warrant liabilities	1,643,537	7,403,869	10,992,654	12,239,865
Total other income, net	2,963,059	7,425,087	12,871,803	11,274,547
Net income	$2,249,776	$7,122,319	$8,276,674	$10,454,298
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption	30,000,000	30,000,000	30,000,000	25,714,286
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.06	$0.19	$0.22	$0.32
Weighted average shares outstanding of Class B ordinary shares	7,500,000	7,500,000	7,500,000	7,360,714
Basic and diluted net income per share, Class B ordinary shares	$0.06	$0.19	$0.22	$0.32
The accompanying notes are an integral part of these unaudited condensed financial statements.

COVA ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
	Class A Ordinary shares		Class B Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	—	$—	7,500,000	$750	$—	$(21,847,940)	$(21,847,190)
Net income	—	—	—	—	—	6,854,954	6,854,954
Balance as of March 31, 2022 (unaudited)	—	—	7,500,000	750	—	(14,992,986)	(14,992,236)
Accretion of carrying value to redemption value	—	—	—	—	—	(613,622)	(613,622)
Net loss	—	—	—	—	—	(828,056)	(828,056)
Balance as of June 30, 2022 (unaudited)	—	—	7,500,000	750	—	(16,434,664)	(16,433,914)
Accretion of carrying value to redemption value	—	—	—	—	—	(1,319,523)	(1,319,523)
Net income	—	—	—	—	—	2,249,776	2,249,776
Balance as of September 30, 2022 (unaudited)	—	$—	7,500,000	$750	$—	$(15,504,411)	$(15,503,661)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021
	Class A Ordinary shares		Class B Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	—	$—	7,503,750	$750	$24,250	$(8,927)	$16,073
Forfeiture due to partial exercise of overallotment	—	—	(3,750)	—	—	—	—
Net loss	—	—	—	—	—	(3,266,877)	(3,266,877)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(24,250)	(33,446,408)	(33,470,658)
Balance as of March 31, 2021 (unaudited)	—	—	7,500,000	750	—	(36,722,212)	(36,721,462)
Net income	—	—	—	—	—	6,598,856	6,598,856
Balance as of June 30, 2021 (unaudited)	—	—	7,500,000	750	—	(30,123,356)	(30,122,606)
Net income	—	—	—	—	—	7,122,319	7,122,319
Balance as of September 30, 2021 (unaudited)	—	$—	7,500,000	$750	$—	$(23,001,037)	$(23,000,287)
The accompanying notes are an integral part of these unaudited condensed financial statements.

COVA ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
	For The Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net income	$8,276,674	$10,454,298
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,879,149)	(24,271)
Offering costs allocated to warrants	—	989,589
Change in fair value of warrant liabilities	(10,992,654)	(12,239,865)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	583,948	(1,065,796)
Accounts payable and accrued expenses	3,070,326	22,025
Due to related party	(17,384)	—
Net cash used in operating activities	(958,239)	(1,864,020)
Cash Flows from Investing Activities:
Cash deposited into Trust Account	—	(300,000,000)
Net cash used in investing activities	—	(300,000,000)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriter’s discount	—	294,000,000
Proceeds from issuance of Private Placement Warrants	—	8,872,000
Proceeds from promissory note – related party	—	57,546
Proceeds from working capital loan – related party	953,502	—
Payment of promissory note – related party	—	(83,046)
Payment of offering costs	—	(668,674)
Net cash provided by financing activities	953,502	302,177,826
Net change in cash	(4,737)	313,806
Cash, beginning of period	7,181	—
Cash, end of the period	$2,444	$313,806
Supplemental disclosure of noncash investing and financing activities:
Deferred underwriters’ discount payable charged to additional paid-in capital	$—	$10,500,000
The accompanying notes are an integral part of these unaudited condensed financial statements.

COVA ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
Note 1 — Organization and Business Operations
COVA Acquisition Corp. (the “Company” or “COVA”) is a blank check company incorporated as a Cayman Islands exempted company on December 11, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).
As of September 30, 2022, the Company had not commenced any operations. All activity for the period from December 11, 2020 (inception) through September 30, 2022 relates to the Company’s formation and the Initial Public Offering (the “IPO”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO.
The registration statement for the Company’s IPO was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2021 (the “Effective Date”). On February 9, 2021, the Company consummated the IPO of 30,000,000 units (the “Units” and, with respect to the shares of Class A ordinary shares included in the Units sold, the “Public Shares”), including the issuance of 3,900,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Unit consists of one share of Class A ordinary shares, $0.0001 par value, and one-half of one redeemable warrant, with each whole warrant entitling its holder to purchase one share of Class A ordinary shares at a price of $11.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $300,000,000 (see Note 3).
Simultaneously with the closing of the IPO, the Company consummated the private placement (“Private Placement”) with the Sponsor of an aggregate of 8,872,000 warrants (“Private Placement Warrants”) to purchase Class A ordinary shares, each at a price of $1.00 per Private Placement Warrant, generating total proceeds of $8,872,000 (see Note 3).
Transaction costs amounted to $17,210,247, consisting of $6,000,000 of underwriting discount, $10,500,000 of deferred underwriters’ fee and $710,247 of other offering costs.
Following the closing of the IPO on February 9, 2021, an amount of $300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, until the earlier of (a) the completion of the Company’s initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s certificate of incorporation, or (c) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 24 months from February 9, 2021 (the “Combination Period”), the closing of the IPO.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination.
If, however, shareholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 4), and any Public Shares purchased during or after the IPO in favor of approving a Business Combination. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.
Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company. The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to shareholders’ rights (including redemption rights) or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period. The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Merger Agreement
On May 26, 2022, the Company, ECARX Holdings Inc., a Cayman Islands exempted company (“ECARX”), Ecarx Temp Limited, a Cayman Islands exempted company and wholly owned subsidiary of ECARX (“Merger Sub 1”), and Ecarx&Co Limited, a Cayman Islands exempted company and wholly owned subsidiary of ECARX ( “Merger Sub 2”) entered into the Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, (a) Merger Sub 1 will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of ECARX (such company, as the surviving entity of the First Merger, “Surviving Entity 1”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of ECARX (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”) (the transactions contemplated by the Merger Agreement, including the Mergers, collectively, the “Proposed Business Combination”). Capitalized terms in this summary of the Merger Agreement not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. Completion of the Proposed Business Combination is subject to the satisfaction of the conditions stated in the Merger Agreement, as set forth in more detail below.
Liquidity, Capital Resources and Going Concern
At September 30, 2022, the Company had cash of $2,444 held outside of the Trust Account, and a working capital deficit of $4,248,465. The Company intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate, and complete a Business Combination.
In order to fund working capital deficiencies or finance transaction costs in connection with an initial Business Combination, the Company’s sponsor, officers, directors, or their affiliates may, but are not obligated to, loan the Company funds as may be required. If the Company completes its initial Business Combination, the Company would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from its Trust Account would be used for such repayment. Up to $1,000,000 of such loans may be convertible into private placement warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Warrants.
Prior to the completion of the initial Business Combination, the Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. Management believes that the Company will have sufficient working capital or borrowing capacity to meet its needs through the earlier of a Business Combination or for the next 12 months. However, if the Company’s estimates of the costs of undertaking in-depth due diligence and negotiating a Business Combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the initial Business Combination. If the Company is unable to complete its initial Business Combination because the Company does not have sufficient funds available to it, the Company will be forced to cease operations and liquidate the Trust Account.
The Company will have until February 9, 2023 to complete a Business Combination or it would be required to cease all operations and liquidate. The liquidity concerns and the date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of a Business Combination or one year from the issuance date of the unaudited condensed financial statements. The Company believes it has access to the funds from the Sponsor it needs to continue until it completes a Business Combination and plans on completing a Business Combination prior to the mandatory liquidation date. These unaudited condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. These unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these unaudited condensed financial statements, and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed financial statements.
Note 2 — Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the period presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-K filed by the Company with the SEC on March 24, 2022, and the unaudited condensed financial statements for the nine months ended September 30, 2021 included in the Form 10-Q filed with by the Company with the SEC on December 10, 2021. The interim results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022, or for future periods.

Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. The Company has elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make the comparison of the Company’s unaudited condensed financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of these unaudited condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these unaudited condensed financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of these unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
One of the more significant accounting estimates included in these unaudited condensed financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of September 30, 2022 and December 31, 2021, the Company had $2,444 and $7,181 in cash held in its operating account, respectively, and did not have any cash equivalents.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. At September 30, 2022 and December 31, 2021, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Investments Held in Trust Account
At September 30, 2022 and December 31, 2021, the investments held in the Trust Account were held in U.S. Treasury Bills with a maturity of 185 days or less. During the three and nine months ended September 30, 2022 and 2021, the Company did not withdraw any of the interest income from the Trust Account to pay its tax obligations.
The Company classifies its United States Treasury securities as held-to-maturity in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.
A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.
Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.
Derivative Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 3, Note 6 and Note 8) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the balance sheets and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the statements of operations in the period of change.
Offering Costs Associated with the Initial Public Offering
The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statements of operations. Offering costs associated with the Class A ordinary shares in the amount of $710,247 was charged to temporary equity upon the completion of the IPO.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to possible redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ deficit. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, all of the Company’s 30,000,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusted the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period.
At September 30, 2022 and December 31, 2021, the Class A ordinary shares reflected in the condensed balance sheets are reconciled in the following table:
Gross Proceeds	$300,000,000
Less: Proceeds allocated to Public Warrants	(17,250,000)
Less: Issuance costs related to Class A ordinary shares	(16,220,658)
Plus: Accretion of carrying value to redemption value	33,470,658
Class A ordinary shares subject to possible redemption, December 31, 2021	300,000,000
Plus: Accretion of carrying value to redemption value	1,933,145
Class A ordinary shares subject to possible redemption, September 30, 2022	$301,933,145
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for these financial statements’ recognition and measurement of tax positions taken or expected to be taken in a tax return.
For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The deferred tax assets were deemed to be de minimis as of September 30, 2022 and December 31, 2021.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s unaudited condensed financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The provision for income taxes was deemed to be de minimis for the three and nine months ended September 30, 2022 and 2021.
Net Income Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Shares.” The Company has two classes of ordinary shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of ordinary shares. Net income per ordinary share is computed by dividing the pro rata net income between the Class A ordinary shares and the Class B ordinary shares by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the IPO since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants are exercisable for 23,872,000 shares of Class A ordinary shares in the aggregate.

Reconciliation of Net Income per Ordinary Share
The following tables present a reconciliation of the numerator and denominator used to compute basic and diluted net income per ordinary share for each class of ordinary shares:
	For the three months ended September 30,				For the nine months ended September 30,
	2022		2021		2022		2021
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share:
Numerator:
Allocation of net income	$1,799,821	$449,955	$5,697,855	$1,424,464	$6,621,339	$1,655,335	$8,127,734	$2,326,564
Denominator:
Weighted-average shares outstanding	30,000,000	7,500,000	30,000,000	7,500,000	30,000,000	7,500,000	25,714,286	7,360,714
Basic and diluted net income per ordinary share	$0.06	$0.06	$0.19	$0.19	$0.22	$0.22	$0.32	$0.32
Fair Value of Financial Instruments
The Company follows the guidance in ASC 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —
Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note 8 for additional information on liabilities measured at fair value.
Recent Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. The Company expects to adopt the provisions of this guidance on January 1, 2023. The adoption is not expected to have a material impact on the Company’s condensed financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.
Note 3 — Initial Public Offering
Public Units
On February 9, 2021, the Company sold 30,000,000 Units, at a purchase price of $10.00 per Unit, including the issuance of 3,900,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Unit consists of one share of Class A ordinary share, and one-half of one redeemable warrant (each, a “Public Warrant”).
Private Placement
Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 8,872,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,872,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account.
Note 4 — Related Party Transactions
Founder Shares
On December 15, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration of 5,750,000 shares of the Company’s Class B ordinary shares (the “Founder Shares”). In January 2021, the Company declared a share dividend satisfied by way of issuance of 0.25 share for each Class B ordinary share in issue, resulting in the Sponsor holding an aggregate of 7,187,500 Founder Shares. In February 2021, the Company declared a share dividend satisfied by way of issuance of 0.044 share for each Class B ordinary share in issue, resulting in 7,503,750 Class B ordinary shares outstanding. The Founder Shares included an aggregate of up to 978,750 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full. On February 9, 2021, the underwriters partially exercised their over-allotment option, therefore 975,000 Founder Shares were no longer subject to forfeiture, and 3,750 Founder Shares were subject to forfeiture. On February 11, 2021, the underwriter informed the Company that they would not exercise the full over-allotment and therefore the remaining 3,750 shares were forfeited.
Promissory Note — Related Party
The Sponsor had agreed to loan the Company an aggregate of up to $300,000 under the promissory note (the “Note”) to be used for the payment of costs related to the IPO. The promissory note was non-interest bearing, unsecured and was due on the earlier of September 30, 2022 or the closing of the IPO.
The Company had borrowed $83,046 under the promissory note, and the Note was paid in full at the closing of the IPO on February 9, 2021. As of September 30, 2022 and December 31, 2021, there was no balance and borrowing is no longer available under the promissory note.
Working Capital Loans
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans)

will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. However, the registration and shareholder rights agreement provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods with respect to such securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements. In addition, if the sponsor, its affiliates or a member of our management team makes any working capital loans, it may convert up to $1,000,000 of such loans into up to an additional 1,000,000 private placement warrants, at the price of $1.00 per warrant.
On May 26, 2022, the Company issued a working capital promissory note (the “Note”) in the amount of up to $2,000,000 to the Sponsor. The Note bears no interest and is repayable in full upon the earlier to occur of (i) the consummation of the Company’s initial business combination and (ii) the winding up of the Company. The Note also provides that up to $1,000,000 of the Note may be converted into a number of warrants, at a price of $1.00 per warrant, at the option of the Sponsor and at any time prior to payment in full of the outstanding principal amount of the Note. Such warrants would be identical to the private placement warrants issued to the Sponsor at the Company’s initial public offering. As of September 30, 2022, and December 31, 2021, there were $953,502 and $0 outstanding under the working capital loans, respectively.
Administrative Support Agreement
Commencing on the date the Company’s securities are first listed on the Nasdaq and through the earlier of the consummation of the initial Business Combination and the Company’s liquidation, the Company will reimburse an affiliate of the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month. For the three and nine months ended September 30, 2022, the Company incurred $30,000 and $90,000, respectively, of administrative support expense, respectively. For the three and nine months ended September 30, 2021, the Company incurred $45,006 and $102,149, respectively, of administrative support expense.
Due to Related Party
As of September 30, 2022, and December 31, 2021, the Company will reimburse an affiliate of the sponsor for expenses paid on its behalf in the amount of $0 and $17,384 respectively. The expenses include payment of professional fees, filing fees, and other operating expenses. As of September 30, 2022, the expenses paid by the management were recorded as a drawdown of the working capital loan.
Note 5 — Commitments and Contingencies
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. However, the registration and shareholder rights agreement provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods with respect to such securities. The company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement
The underwriter had a 45-day option from the date of the IPO to purchase up to an aggregate of 3,915,000 additional Units at the public offering price less the underwriting commissions to cover over-allotments, if any. On February 9, 2021, the underwriters partially exercised the over-allotment option purchasing an additional 3,900,000 Units.
On February 9, 2021, the underwriters were paid a cash underwriting fee of 2% of the gross proceeds of the IPO, totaling $6,000,000. In addition, $0.35 per unit, or approximately $10,500,000 in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Merger Agreement
As described above, on May 26, 2022, the Company entered into the Merger Agreement. Additional details are provided below.
Business Combination
Pursuant to the Merger Agreement, immediately prior to the First Effective Time on the Closing Date, (i) the Seventh Amended and Restated Memorandum and Articles of Association of ECARX (the “Amended Company Articles”) shall be adopted and become effective; (ii) each of the preferred shares of ECARX that is issued and outstanding immediately prior to such time shall be re-designated and re-classified into one ordinary share of ECARX (the “Preferred Share Conversion”); (iii) immediately after the Preferred Share Conversion, (x) issued and outstanding ordinary shares of ECARX (other than the Co-Founder Shares (as defined in the Merger Agreement)) and certain authorized but unissued ordinary share of ECARX shall each be re-designated into one Class A ordinary shares of ECARX, par value of US$0.000005 per share (“ECARX Class A Ordinary Shares”), where each ECARX Class A Ordinary Share shall entitle its holder to one (1) vote on all matters subject to vote at general meetings of ECARX, (y) issued and outstanding Co-Founder Shares and certain authorized but unissued ordinary shares shall each be re-designated as one Class B ordinary shares of ECARX, par value of US$0.000005 per share (“ECARX Class B Ordinary Shares” and collectively with ECARX Class A Ordinary Shares, “ECARX Ordinary Shares”), where each ECARX Class B Ordinary Share shall entitle its holder to ten (10) votes on all matters subject to vote at general meetings of ECARX, and (z) certain authorized but unissued ordinary shares of ECARX shall each be re-designated as shares of par value of US$0.000005 each of such class or classes (however designated) as the board of directors of ECARX may determine in accordance with the Amended Company Articles (actions set forth in clause (iii) are referred to as the “Re-designation”); and (iv) each authorized issued and unissued ECARX Ordinary Share immediately prior to the First Effective Time shall be recapitalized by way of a repurchase in exchange for issuance of such number of ECARX Ordinary Shares equal to the Recapitalization Factor (as defined below) as described further in the Merger Agreement. Actions set forth in clauses (i) through (iv) above are collectively referred to as the “Capital Restructuring.” The “Recapitalization Factor” is a number determined by dividing the Price per Share by $10.00. “Price per Share” is defined in the Merger Agreement as the amount equal to $3,400,000,000 divided by such amount equal to (a) the aggregate number of ECARX shares (i) that are issued and outstanding immediately prior to the Re-designation and (ii) that are issuable upon the exercise of all ECARX options and other equity securities of ECARX that are issued and outstanding immediately prior to the Re-designation (whether or not then vested or exercisable, as applicable), minus (b) the ECARX shares held by ECARX or any of its subsidiaries (if applicable) as treasury shares.
In addition, pursuant to the Merger Agreement, at the First Effective Time: (i) each of the Company’s units (“Units”) (each consisting of one of the Company’s Public Share (as defined below) and half of one of the Company’s public warrant (the “Public Warrants”)) issued and outstanding immediately prior to the First Effective Time shall be automatically separated and the holder thereof shall be deemed to hold one Public Share and one-half of one Public Warrant; provided, that, no fractional Public Warrants shall be issued in connection with such separation such that if a holder of such Units would be entitled to receive a fractional Public Warrant upon such separation, the number of Public Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of Public Warrants and no cash will be paid in lieu of such fractional Public Warrants; (ii) immediately following the separation of each Unit, each Class A ordinary share, par value $0.0001 per share, of the Company (“Public Shares”) and each Class B ordinary share, par value $0.0001 per share, of the Company (“Founder Shares” collectively with Public Shares, “COVA Shares”) (excluding Public Shares that are held by the Company’s shareholders that validly exercise their redemption rights, COVA Shares that are held by the Company’s shareholders that exercise and perfect their relevant dissenters’ rights and the Company’s treasury shares) issued and outstanding immediately prior to the First Effective Time shall be cancelled and cease to exist and each holder thereof shall be entitled to receive one newly issued ECARX Class A Ordinary Share; and (iii) each whole warrant of the Company’s outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to Public Shares and be assumed by ECARX and converted into a warrant to purchase one ECARX Class A Ordinary Share (“ECARX Warrants”), subject to substantially the same terms and conditions prior to the First Effective Time.
Pursuant to the Merger Agreement, (i) each ordinary share, par value US$0.000005 per share, of Merger Sub 1 that is issued and outstanding immediately prior to the First Effective Time shall continue existing and constitute the only issued and outstanding share capital of Surviving Entity 1, (ii) each ordinary share of Surviving Entity 1 that is issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist without any payment therefor, and (iii) each ordinary share, par value US$0.000005 per share, of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time shall remain outstanding and continue existing and constitute the only issued and outstanding share capital of Surviving Entity 2 and shall not be affected by the Second Merger.
Covenants
The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Proposed Business Combination and efforts to satisfy conditions to the consummation of the Proposed Business Combination. The Merger Agreement also contains additional covenants of the parties, including, among others, (i) a covenant providing for COVA and ECARX to cooperate in the preparation of the Registration Statement on Form F-4 required to be prepared and filed with the SEC in connection with the Mergers, (ii) covenants requiring COVA to establish a record date for, duly call and give notice of, convene and hold an extraordinary general meeting of the COVA shareholders as promptly as practicable following the date that the Registration Statement is declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), (iii) covenants requiring ECARX to establish a record date for, duly call and give notice of, convene and hold an extraordinary general meeting of the ECARX shareholders as promptly as practicable following the date that the Registration Statement is declared effective by the SEC under the Securities Act, and (iv) covenants prohibiting COVA and ECARX from, among other things, soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions and ceasing discussions regarding alternative transactions.
Conditions to the Consummation of the Transaction
Consummation of the transactions contemplated by the Merger Agreement is subject to customary closing conditions, including approval of the Proposed Business Combination by the shareholders of COVA and ECARX. The Merger Agreement also contains other conditions, including, among others: (i) the accuracy of representations and warranties to various standards, from no materiality qualifier to a material adverse effect qualifier, (ii) the bringdown to Closing of a representation that no material adverse effect has occurred (both for COVA and ECARX); (iii) material compliance with pre-closing covenants, (iv) the delivery of customary closing certificates, (v) the absence of a legal prohibition on consummating the Transactions, (vi) ECARX’s listing application with Nasdaq being approved, (vii) COVA having at least $5,000,001 of net tangible assets remaining after taking into account redemptions by COVA shareholders; and (viii) (a) all amounts in the trust account established for the purpose of holding the net proceeds of COVA’s initial public offering as of immediately prior to the Closing, plus (b) cash proceeds that will be funded prior to, concurrently with, or immediately after, the Closing to the Company in connection with the purchase of equity securities of the Company by investors on or prior to the Closing Date pursuant to a subscription or similar agreement executed by such investors and the Company after the date hereof, plus (c) proceeds in the form of cash or securities that have been funded or issued or will be funded or issued prior to, concurrently with, or immediately after, the Closing to the Company in connection with the Permitted Financing, minus (d) the aggregate amount payable to COVA shareholders exercising their redemption rights, in the aggregate equaling no less than $100,000,000.
Termination
The Merger Agreement may be terminated under customary and limited circumstances prior to the closing of the Proposed Business Combination, including, but not limited to: (i) by mutual written consent of COVA and ECARX, (ii) by either COVA or ECARX if the Proposed Business Combination is not consummated on or prior to the 300th day after the date of the Merger Agreement, (iii) by either COVA or ECARX if there is a final and non-appealable order issued by a Governmental Authority prohibiting the Proposed Business Combination, (iv) by ECARX if the board of directors of COVA (“COVA Board”) shall have failed to include a statement to the effect that COVA Board has unanimously recommended that COVA’s shareholders vote in favor of the Transaction Proposals at the duly convened meeting of COVA’s shareholders (such statement, the “COVA Board Recommendation”) in the proxy statement distributed to COVA’s shareholders or shall have withheld, withdrawn, qualified, amended or modified, or publicly proposed or resolved to withhold, withdraw, qualify, amend or modify, the COVA Board Recommendation, (v) by COVA if there is any breach of any representation, warranty, covenant or agreement on the part of ECARX set forth in the Merger Agreement, such that the conditions to COVA’s obligations to consummate the Transactions would not be satisfied at the Closing, and such breach cannot be or has not been cured within 60 days following receipt by ECARX of notice from COVA of such breach; provided that COVA shall not have the right to terminate the Merger Agreement pursuant to this paragraph if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, (vi) by ECARX if there is any breach of any representation, warranty, covenant or agreement on the part of COVA set forth in the Merger Agreement, such that the conditions to ECARX’s obligation to consummate the Transactions would not be satisfied at the closing, and such breach cannot be or has not been cured within 60 days following receipt by COVA of notice from ECARX of such breach; provided that ECARX shall not have the right to terminate the Merger Agreement pursuant to this paragraph if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, (vii) by COVA if the Proposed Business Combination and other related proposals are not approved by ECARX’s shareholders at the duly convened meeting of ECARX shareholders, and (viii) by ECARX if the Proposed Business Combination and other related proposals are not approved by COVA’s shareholders at the duly convened meeting of COVA’s shareholders.
Other Agreements
Strategic Investment Agreements
Concurrently with the execution of the Merger Agreement, ECARX entered into a strategic investment agreement with Luminar Technologies, Inc. (“Luminar”), pursuant to which Luminar agreed to subscribe for and purchase ECARX Class A Ordinary Shares at $10.00 per share for an aggregate investment amount of $15,000,000, payable in a certain number of shares of Class A common stock, par value $0.0001 per share, of Luminar or, at Luminar’s election, in cash. Concurrently with the execution of the Merger Agreement, ECARX entered into a strategic investment agreement with Geely Investment Holding Ltd. (“Geely”), pursuant to which Geely agreed to subscribe for and purchase ECARX Class A Ordinary Shares at $10.00 per share for an aggregate purchase price of $20,000,000 (together with the strategic investment by Luminar, the “Strategic Investments”). Pursuant the Strategic Investment Agreements, the obligations of the parties to consummate the Strategic Investments are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Merger Agreement having been satisfied or waived (other than those to be satisfied at the closing of the Proposed Business Combination) and the Proposed Business Combination having been consummated, (ii) the accuracy of representations and warranties in all material respects and (iii) material compliance with covenants.
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, the Company, the Sponsor and ECARX entered into the Sponsor Support Agreement and Deed, pursuant to which Sponsor has agreed, among other things and subject to the terms and conditions set forth therein: (a) in connection with the Closing, to surrender to COVA such number of Founder Shares equal to the quotient obtained by dividing the aggregate amount payable with respect to all redeeming COVA Shares by $10.00, without consideration therefor, in the event that the amounts in the Trust Account immediately prior to the Closing (after deducting the SPAC Shareholder Redemption Amount) is less than $210 million, provided that the number of Founder Shares so surrendered shall not exceed 30% of the aggregate number of Founder Shares held by Sponsor as of immediately prior to the consummation of the Mergers (b) to vote in favor of the transactions contemplated in the Merger Agreement and the other Transaction Proposals, (c) to waive the anti-dilution rights it held in respect of the Founder Shares under the Amended and Restated Memorandum and Articles of Association of COVA, (d) to appear at the extraordinary general meeting for purposes of constituting a quorum, (e) to vote against any proposals that would materially impede the transactions contemplated in the Merger Agreement and the other Transaction Proposals, (f) not to redeem any COVA Shares held by Sponsor, (g) not to amend that certain letter agreement between COVA, Sponsor and certain other parties thereto, dated as of February 4, 2021, (h) not to transfer any COVA Shares held by Sponsor, subject to certain exceptions, (i) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Act in respect to all COVA Shares held by Sponsor with respect to the First Merger, to the extent applicable, and (j) for a period after the Closing specified therein, not to transfer ECARX Ordinary Shares, ECARX Warrants, and ECARX Class A Ordinary Shares received upon the exercise of any ECARX Warrants, if any, subject to certain exceptions.
ECARX Shareholder Support Agreement
Concurrently with the execution of the Merger Agreement, COVA, ECARX and certain of the shareholders of ECARX entered into the ECARX Shareholder Support Agreement and Deed, pursuant to which certain shareholders holding sufficient number, type and classes of the issued and outstanding ECARX Shares to approve the transactions contemplated by the Merger Agreement have agreed, among other things: (a) to vote in favor of the transactions contemplated by the Merger Agreement, (b) to appear at the ECARX shareholders’ meeting in person or by proxy for purposes of counting towards a quorum, (c) to vote against any proposals that would or would be reasonably likely to in any material respect impede the transactions contemplated by the Merger Agreement, (d) not to transfer any ECARX shares held by such shareholder, subject to certain exceptions, and (e) for a period after the Closing specified therein, not to transfer certain ECARX shares held by such shareholder, if any, subject to certain exceptions.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, ECARX, COVA, Sponsor and certain shareholders of ECARX will enter into a registration rights agreement, to be effective as of the Closing, pursuant to which, among other things, ECARX will agree to undertake certain resale shelf registration obligations in accordance with the Securities Act and Sponsor and certain shareholders of ECARX will be granted customary demand and piggyback registration rights.
Assignment, Assumption and Amendment Agreement
At the Closing, COVA, ECARX and Continental Stock Transfer & Trust Company (“Continental”) will enter into the Assignment, Assumption and Amendment Agreement pursuant to which, among other things, COVA will assign all of its rights, interests and obligations in its existing warrant agreement with Continental (the “Warrant Agreement”) to ECARX, and the Warrant Agreement will be amended to change all references to COVA to ECARX and so that each warrant will represent the right to receive one whole ECARX Class A Ordinary Share.
Note 6 — Warrant Liabilities
Public Warrants
Each whole warrant entitles the holder to purchase one share of the Company’s Class A ordinary shares at a price of $11.50 per share. The warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and in the case of any such issuance to the Company’s sponsors or their affiliates, without taking into account any Founder Shares held by the Company’s Sponsors or such affiliates, as applicable, prior to such issuance (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00:
Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price (the “closing price”) of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Private Warrants
The Private Placement Warrants are identical to those of the warrants being sold as part of the units in the IPO. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company so long as they are held by the Sponsor or its permitted transferees.
Note 7 — Shareholders’ Deficit
Preference shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. At September 30, 2022 and December 31, 2021, there were no shares of preference shares issued and outstanding.
Class A Ordinary shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. At September 30, 2022 and December 31, 2021, there were no shares issued and outstanding, excluding 30,000,000 shares subject to possible redemption.
Class B Ordinary shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. At September 30, 2022 and December 31, 2021, there were 7,500,000 shares issued and outstanding.
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law. The Class B ordinary shares will automatically convert into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have redemption rights or be entitled to liquidating distributions from the Trust Account if the Company does not consummate an initial business combination) at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the IPO, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of working capital loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.
Note 8 — Fair Value Measurements
The following tables present information about the Company’s liabilities that are measured at fair value on a recurring basis at September 30, 2022 and December 31, 2021, and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	September 30, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. government securities and sweep funds in Trust account	$301,933,145	$301,933,145	$—	$—
Liabilities:
Public Warrants Liabilities	$450,000	$450,000	$—	$—
Private Placement Warrants Liabilities	305,196	—	—	305,196
	$755,196	$450,000	$—	$305,196
	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. government securities and sweep funds in Trust account	$300,053,996	$300,053,996	$—	$—
Liabilities:
Public Warrants Liabilities	$7,350,000	$7,350,000	$—	$—
Private Placement Warrants Liabilities	4,397,850	—	—	4,397,850
	$11,747,850	$7,350,000	$—	$4,397,850
The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the condensed balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the unaudited condensed statements of operations.
The Company established the initial fair value of the Public Warrants on February 9, 2021, the date of the Company’s IPO, using a Monte Carlo simulation model, and as of September 30, 2022 and December 31, 2021 by using the associated trading price of the Public Warrants. The Company established the fair value of the Private Placement Warrants on February 9, 2021 and on September 30, 2022 and December 31, 2021 by using a modified Monte Carlo simulation model. The Public and Private Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The Public Warrants were subsequently classified as Level 1 as the subsequent valuation was based upon the trading price of the Public Warrants. For the three and nine months ended September 30, 2022 and 2021, there were no transfer between Levels 1, 2 or 3.
The key inputs into the Monte Carlo simulation as of September 30, 2022 and December 31, 2021 were as follows:
	September 30, 2022	December 31, 2021
Inputs
Risk-free interest rate	4.12%	1.09%
Expected term to merger	0.25	0.60
Expected volatility	0.54%	12.40%
Notional exercise price	$1.00	$1.00

The following table provides a reconciliation of changes in fair value of the beginning and ending balances for the Company’s assets and liabilities classified as Level 3:
Warrant Liabilities
Fair Value at January 1, 2021	$—
Initial classification of Public and Private Warrant liability at February 9, 2021	27,807,680
Change in Fair Value	354,880
Public Warrants reclassified to Level 1	(17,250,000)
Fair Value at March 31, 2021	10,912,560
Change in Fair Value	(2,976,556)
Fair Value at June 30, 2021	7,936,004
Change in Fair Value	(2,753,869)
Fair Value at September 30, 2021	5,182,135
Change in Fair Value	(784,285)
Fair Value at December 31, 2021	4,397,850
Change in Fair Value	(2,796,454)
Fair Value at March 31, 2022	1,601,396
Change in Fair Value	(702,663)
Fair Value at June 30, 2022	898,733
Change in Fair Value	(593,537)
Fair Value at September 30, 2022	$305,196
The carrying value, excluding gross unrealized holding loss and fair value of held-to-maturity securities at September 30, 2022 and December 31, 2021, is as follows:
	Carrying Value as of September 30, 2022	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of September 30, 2022
U.S. Treasury Securities	$301,932,919	$5,893	$—	$301,938,812
	$301,932,919	$5,893	$—	$301,938,812
	Carrying Value as of December 31, 2021	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of December 31, 2021
U.S. Treasury Securities	$300,053,216	$4,157	$—	$300,057,373
	$300,053,216	$4,157	$—	$300,057,373
Note 9 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the condensed balance sheet date up to the date that these unaudited condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in these unaudited condensed financial statements.

Annex A
AGREEMENT AND PLAN OF MERGER
by and among
ECARX Holdings Inc.,
Ecarx Temp Limited,
Ecarx&Co Limited
and
COVA Acquisition Corp.
dated as of May 26, 2022

A-i

A-ii

A-iii

Exhibits
Exhibit A Sponsor Support Agreement
Exhibit B Company Support Agreement
Exhibit C Registration Rights Agreement
Exhibit D Form of First Plan of Merger
Exhibit E Form of Second Plan of Merger
Exhibit F Form of A&R Company Charter
Exhibit G Material Terms of Company 2022 Equity Incentive Plan
Exhibit H Form of Assignment, Assumption and Amendment Agreement
Exhibit I Strategic Investment Agreement
Exhibit J VIE Restructuring Plan
Exhibit K Strategic Investment Agreement
Schedules
SPAC Disclosure Letter
Company Disclosure Letter

A-iv

INDEX OF DEFINED TERMS
A&R Company Charter	2.1(a)
Action	1.1
Affiliate	1.1
Aggregate Proceeds	1.1
Agreement	Preamble
AI Technologies	1.1
Anti-Corruption Laws	3.7(d)
Anti-Money Laundering Laws	1.1
Assignment, Assumption and Amendment Agreement	Recitals
Audited Financial Statements	3.9(a)
Authorization Notice	2.2(c)(i)
Benefit Plan	1.1
Business Combination	1.1
Business Data	1.1
Business Day	1.1
CAC	8.2(c)
Capital Restructuring	2.1(d)(ii)
Cayman Act	Recitals
Closing	2.2(a)
Closing Date	2.2(a)
Code	1.1
Co-Founder Shares	1.1
Company	Preamble
Company 2022 Equity Incentive Plan	5.4
Company Acquisition Proposal	1.1
Company AI Policies	3.15(h)
Company Board	Recitals
Company Board Recommendation	7.2(c)(ii)
Company Charter	1.1
Company Class A Ordinary Shares	1.1
Company Class B Ordinary Shares	1.1
Company Closing Statement	2.4(a)(ii)
Company Contract	1.1
Company Directors	5.7
Company Disclosure Letter	III
Company Financial Statements	3.9(a)
Company IP	1.1
Company Lease	3.14(c)
Company Material Adverse Effect	1.1
Company Material Lease	3.14(c)
Company Options	1.1

A-v

Company Ordinary Shares	1.1
Company Product	1.1
Company Shareholder	1.1
Company Shareholders’ Approval	1.1
Company Shareholders’ Meeting	7.2(c)(i)
Company Shares	1.1
Company Source Code	3.15(j)
Company Support Agreement	Recitals
Company Transaction Expenses	1.1
Company Warrant	2.3(d)
Competing SPAC	1.1
Consent Party	Recitals
Contract	1.1
Control	1.1
Controlled	1.1
Controlling	1.1
Copyleft License	1.1
COVID-19	1.1
COVID-19 Measures	1.1
CSRC	8.2(c)
Cybersecurity Laws	1.1
Data Secutity Laws	1.1
Disclosure Letter	1.1
Dissenting SPAC Shareholders	2.7(a)
Dissenting SPAC Shares	2.7(a)
DTC	1.1
Encumbrance	1.1
Enforceability Exceptions	Section 3.5(a)
Environmental Laws	1.1
Equity Securities	1.1
ERISA	1.1
ERISA Affiliate	1.1
ESOP	1.1
Event	1.1
Exchange Act	1.1
Exchange Agent	2.5(a)
First Effective Time	2.2(a)
First Merger	Recitals
First Merger Filing Documents	2.2(a)
First Plan of Merger	1.1
Fully-Diluted Company Shares	1.1
GAAP	1.1
Government Official	1.1
Governmental Authority	1.1

A-vi

Governmental Order	1.1
Group	1.1
Group Companies	1.1
Group Company	1.1
Indebtedness	1.1
Intellectual Property	1.1
Intended Tax Treatment	7.4
Interim Period	5.1
Intervening Event	1.1
Intervening Event Notice	7.2(b)(ii)
Intervening Event Notice Period	7.2(b)(ii)
Investment Company Act	1.1
Investors Rights Agreement	1.1
IP Contributor	3.15(b)
IPO	10.1
IT Systems	3.16(g)
Knowledge of SPAC	1.1
Knowledge of the Company	1.1
Law	1.1
Leased Real Property	1.1
Liabilities	1.1
Major Customers	1.1
Major Suppliers	1.1
Management Accounts	3.9(b)
Material Contracts	1.1
Material Permit	3.7(g)
Merger Consideration	1.1
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Subs	Preamble
Mergers	Recitals
Nasdaq	4.16
NDA	1.1
Non-Recourse Parties	10.17
Non-Recourse Party	10.17
OFAC	1.1
Open Source Software	1.1
Ordinary Course	1.1
Ordinary Shares	1.1
Organizational Documents	1.1
Orrick	10.19
Owned IP	1.1
Parties	Preamble
Party	Preamble

A-vii

Patents	1.1
Permitted Encumbrances	1.1
Permitted Financing	1.1
Permitted Financing Agreement	1.1
Permitted Financing Proceeds	1.1
Person	1.1
Personal Data	1.1
PRC	1.1
Preferred Share Conversion	2.1(b)
Preferred Shares	1.1
Price per Share	1.1
Privacy Laws	1.1
Privacy Obligation	1.1
Privacy Policy	1.1
Process	1.1
Processed	1.1
Processing	1.1
Prohibited Person	1.1
Proxy Statement	1.1
Proxy/Registration Statement	7.2(a)(i)
Recapitalization	2.1(d)(i)
Recapitalization Factor	1.1
Redeeming SPAC Shares	1.1
Re-designation	2.1(c)
Registered IP	1.1
Registrable Securities	1.1
Registration Rights Agreement	Recitals
Regulatory Approvals	7.1(a)
Regulatory Opinion	8.2(c)
Related Party	1.1
Remaining Trust Fund Proceeds	2.4(b)(iv)
Representatives	1.1
Required Governmental Authorizations	1.1
Required Shareholders’ Approval	1.1
Requisite Shareholder Consent	1.1
restraint	8.1(f)
Sanctioned Territory	1.1
Sanctions	1.1
Sarbanes-Oxley Act	1.1
SEC	1.1
Second Effective Time	2.2(b)
Second Merger	Recitals
Second Merger Filing Documents	2.2(b)
Second Plan of Merger	1.1

A-viii

Securities Act	1.1
Security Incident	1.1
Series A Preferred Shares	1.1
Series A+ Preferred Shares	1.1
Series A++ Preferred Shares	1.1
Series Angel Preferred Shares	1.1
Series B Preferred Shares	1.1
Shareholder Litigation	7.5
SPAC	Preamble
SPAC Accounts Date	1.1
SPAC Acquisition Proposal	1.1
SPAC Board	Recitals
SPAC Board Recommendation	7.2(b)(ii)
SPAC Change in Recommendation	7.2(b)(ii)
SPAC Charter	1.1
SPAC Class A Ordinary Shares	1.1
SPAC Class B Conversion	2.3(a)
SPAC Class B Ordinary Shares	1.1
SPAC Closing Statement	2.4(a)(i)
SPAC D&O Indemnified Parties	5.6(a)
SPAC D&O Insurance	5.6(b)
SPAC D&O Tail	5.6(b)
SPAC Disclosure Letter	IV
SPAC Financial Statements	4.7(a)
SPAC Material Adverse Effect	1.1
SPAC Ordinary Shares	1.1
SPAC Preference Shares	1.1
SPAC SEC Filings	4.12
SPAC Securities	1.1
SPAC Shareholder	1.1
SPAC Shareholder Redemption Amount	1.1
SPAC Shareholder Redemption Right	1.1
SPAC Shareholders’ Approval	1.1
SPAC Shareholders’ Meeting	7.2(b)(i)
SPAC Shares	1.1
SPAC Transaction Expenses	1.1
SPAC Unit	1.1
SPAC Warrant	1.1
Sponsor	Recitals
Sponsor Group	10.19
Sponsor Shares Forfeiture	Recitals
Sponsor Support Agreement	Recitals
Strategic Investment Agreements	Recitals
Subsequent Equity Financing	1.1

A-ix

Subsequent Equity Financing Proceeds	1.1
Subsequent Equity Subscription Agreements	1.1
Subsidiary	1.1
Surviving Entity 1	Recitals
Surviving Entity 2	Recitals
Tax	1.1
Tax Returns	1.1
Taxes	1.1
Terminating Company Breach	9.1(e)
Terminating SPAC Breach	9.1(f)
Third Party Data	1.1
Trade Control Laws	1.1
Trade Secrets	1.1
Trademarks	1.1
Training Data	1.1
Transaction Document	1.1
Transaction Documents	1.1
Transaction Proposals	1.1
Transactions	1.1
Trust Account	10.1
Trust Agreement	4.13
Trustee	4.13
U.S.	1.1
under common Control with	1.1
Union	1.1
Unit Separation	2.3(a)
VIE Restructuring	1.1
VIE Restructuring Agreement	1.1
Warrant Agreement	1.1
Written Objection	2.2(c)

A-x

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger, dated as of May 26, 2022 (this “Agreement”), is made and entered into by and among (i) ECARX Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), (ii) Ecarx Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), (iii) Ecarx&Co Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and (iv) COVA Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”). Each of the Company, Merger Sub 1, Merger Sub 2 and SPAC are individually referred to herein as a “Party” and, collectively, as the “Parties.”
RECITALS
WHEREAS, SPAC is a blank check company and was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, each of the Merger Subs is a newly incorporated Cayman Islands exempted company limited by shares, wholly owned by the Company, and was formed for the purpose of effectuating the Mergers (as defined below);
WHEREAS, immediately following the Capital Restructuring (as defined below), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”), at the Closing (as defined below), Merger Sub 1 will merge with and into SPAC (the “First Merger”), with SPAC being the surviving company (as defined in the Cayman Act) and becoming a wholly owned subsidiary of the Company (SPAC is hereinafter referred to for the periods from and after the First Effective Time as “Surviving Entity 1”);
WHEREAS, immediately following the consummation of the First Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Act, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, collectively, the “Mergers”), with Merger Sub 2 being the surviving company (as defined in the Cayman Act) and remaining a wholly owned subsidiary of the Company (Merger Sub 2 is hereinafter referred to for the periods from and after the Second Effective Time as the “Surviving Entity 2”);
WHEREAS, the Company has received, concurrently with the execution and delivery of this Agreement, a Sponsor Support Agreement and Deed in the form attached hereto as Exhibit A (the “Sponsor Support Agreement”) signed by the Company, SPAC, COVA Acquisition Sponsor LLC, a Cayman Islands limited liability company (“Sponsor”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor agrees (a) that if immediately prior to the Closing the amounts in the Trust Account (after deducting the SPAC Shareholder Redemption Amount) are less than $210 million, it will surrender to SPAC such number of SPAC Class B Ordinary Shares equal to the quotient obtained by dividing the SPAC Shareholder Redemption Amount by $10.00, without consideration therefor; provided that the number of SPAC Class B Ordinary Shares so surrendered shall not under any circumstances exceed thirty percent (30%) of the aggregate number of SPAC Class B Ordinary Shares held by Sponsor as of the date hereof (the “Sponsor Shares Forfeiture”); (b) to vote all SPAC Shares held by Sponsor in favor of (i) the Transactions and (ii) the other Transaction Proposals; (c) to waive the anti-dilution rights of the holders of SPAC Class B Ordinary Shares under the SPAC Charter; (d) to appear at the SPAC Shareholders’ Meeting in person or by proxy for purposes of counting towards a quorum; (e) to vote all SPAC Shares held by Sponsor against any proposals that would or would be reasonably likely to materially impede the Transactions or any other Transaction Proposal; (f) not to redeem any SPAC Shares held by Sponsor in connection with the Transactions; (g) not to amend that certain letter agreement between SPAC, Sponsor and certain other parties thereto, dated as of February 4, 2021 (other than any terms set forth therein that are amended and restated in accordance with the Sponsor Support Agreement); (h) not to transfer any SPAC Securities held by Sponsor, subject to certain exceptions; (i) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Act in respect to all SPAC Shares held by Sponsor with respect to the First Merger, to the extent applicable; and (j) not to transfer Company Ordinary Shares, Company Warrants, or Company Ordinary Shares received upon the exercise of any Company Warrants, if any, during the respective periods as set forth therein, subject to certain exceptions;
WHEREAS, SPAC has received concurrently with the execution and delivery of this Agreement, a Shareholder Support Agreement and Deed in the form attached hereto as Exhibit B (the “Company Support Agreement”) signed by the Company, SPAC and Company Shareholders holding sufficient number, type and classes of Company Shares to obtain the Company Shareholders’ Approval (each such Company Shareholder, a “Consent Party”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, each Consent Party agrees (a) to vote all of such Consent Party’s Company Shares in favor of the Transactions, (b) to, if applicable, appear at the Company Shareholders’ Meeting in person or by proxy for purposes of counting towards a quorum, (c) to vote all Company Shares held by such Consent Party against any proposals that would or would be reasonably likely to materially impede the Transactions, (d) not to transfer any Company Shares held by such Company Shareholders, subject to certain exceptions, and (e) for the period after the Closing specified therein, not to transfer certain Company Shares held by such Company Shareholders, if any, subject to certain exceptions;
WHEREAS, at the Closing, the Company, Sponsor, SPAC and certain Company Shareholders shall enter into a registration rights agreement in substantially the form attached hereto as Exhibit C (the “Registration Rights Agreement”);
WHEREAS, at the Closing, the Company, SPAC and the warrant agent thereunder shall enter into an assignment, assumption and amendment agreement in substantially the form attached hereto as Exhibit H (the “Assignment, Assumption and Amendment Agreement”) pursuant to which, among other things, (i) SPAC will assign to the Company all of its rights, interests, and obligations in and under the Warrant Agreement, and (ii) the Warrant Agreement will be amended (a) to change all references to Warrants (as such term is defined therein) to Company Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to Company Class A Ordinary Shares) and (b) to cause each outstanding Company Warrant to represent the right to receive, from the Closing, one whole Company Class A Ordinary Share;
WHEREAS, on or before the date of this Agreement, certain strategic investor has agreed to make a private investment in the Company to purchase an aggregate of 2,000,000 Company Class A Ordinary Shares in the aggregate cash amount of $20,000,000 at a price per share equal to $10.00 on the Closing Date and substantially concurrent with the Closing (but after the consummation of the Capital Restructuring), pursuant to a Strategic Investment Agreement in substantially the form attached hereto as Exhibit I;
WHEREAS, on or before the date of this Agreement, certain strategic investor has agreed to make a private investment in the Company to purchase an aggregate of 1,500,000 Company Class A Ordinary Shares at a price per share equal to $10.00 on the Closing Date and substantially concurrent with the Closing (but after the consummation of the Capital Restructuring), and as consideration, to issue and sell to the Company certain number of shares of Class A common stock of such strategic investor with an aggregate value of $15,000,000 or, at such strategic investor’s election, pay cash in the aggregate amount of $15,000,000, pursuant to a Strategic Investment Agreement in substantially the form attached hereto as Exhibit K (together with the Strategic Investment Agreement in the preceding paragraph, collectively, the “Strategic Investment Agreements”);
WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that (x) it is fair to, advisable and in the best interests of SPAC to enter into this Agreement and to consummate the Mergers and the other Transactions, and (y) the Transactions constitute a “Business Combination” as such term is defined in the SPAC Charter, (b) (i) approved and declared advisable this Agreement and the execution, delivery and performance hereof, the Mergers and the other Transactions, and (ii) approved and declared advisable the First Plan of Merger, the Second Plan of Merger, the Sponsor Support Agreement, the Assignment, Assumption and Amendment Agreement, the Company Support Agreement, the Registration Rights Agreement, each other Transaction Document to which SPAC is a party and the execution, delivery and performance thereof, (c) resolved to recommend the adoption of this Agreement, the First Plan of Merger and the Second Plan of Merger by the shareholders of SPAC, and

(d) directed that this Agreement, the First Plan of Merger and the Second Plan of Merger be submitted to the shareholders of SPAC for their approval at the SPAC Shareholders’ Meeting;
WHEREAS, (a) the sole director of Merger Sub 1 has (i) determined that it is desirable and in the commercial interests of Merger Sub 1 to enter into this Agreement and to consummate the First Merger and the other Transactions, (ii) approved and declared desirable this Agreement and the First Plan of Merger and the execution, delivery and performance of this Agreement and the First Plan of Merger and the consummation of the Transactions and (b) the Company, in its capacity as the sole shareholder of Merger Sub 1, has approved the First Plan of Merger by a written resolution;
WHEREAS, (a) the sole director of Merger Sub 2 has (i) determined that it is desirable and in the commercial interests of Merger Sub 2 to enter into this Agreement and to consummate the Second Merger and the other Transactions, (ii) approved and declared desirable this Agreement and the Second Plan of Merger and the execution, delivery and performance of this Agreement and the Second Plan of Merger and the consummation of the Transactions and (b) the Company, in its capacity as the sole shareholder of Merger Sub 2 and in its capacity as the sole shareholder of Surviving Entity 1 at the time of the Second Merger, respectively, has approved the Second Plan of Merger by a written resolution; and
WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the Transactions would be in the best interests of the Company, (b) (i) authorized and approved the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the Transactions, and (iii) resolved to direct this Agreement be submitted to the shareholders of the Company for adoption.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Company, Merger Sub 1, Merger Sub 2 and SPAC agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1.   Definitions.   As used herein, the following terms shall have the following meanings:
“Action” means any charge, claim, action, complaint, petition, prosecution, investigation, appeal, suit, litigation, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law;
“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of a Person which is a fund or which is directly or indirectly Controlled by a fund, the term “Affiliate” also includes (a) any of the general partners of such fund, (b) the fund manager managing such fund, any other person which, directly or indirectly, Controls such fund or such fund manager, or any other funds managed by such fund manager and (c) trusts (excluding the Trust Account for all purposes other than for the sole purpose of the release of the proceeds of the Trust Account in accordance with this Agreement and the Trust Agreement) Controlled by or for the benefit of any Person referred to in (a) or (b);
“Aggregate Proceeds” means, without duplication, an amount equal to (a) all amounts in the Trust Account immediately prior to the Closing (after deducting the SPAC Shareholder Redemption Amount) plus (b) Permitted Financing Proceeds plus (c) Subsequent Equity Financing Proceeds.
“Anti-Money Laundering Laws” means all financial recordkeeping and reporting requirements and all money laundering related Laws and any related or similar Law issued, administered or enforced by any Governmental Authority and applicable to the Group Companies.
“AI Technologies” means any and all deep learning, machine learning, and other artificial intelligence technologies, including any and all: (a) proprietary algorithms, software, or systems that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, or k-means clustering), or reinforcement learning; and (b) proprietary embodied artificial intelligence and related hardware or equipment.
“Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and compensation or benefit plan, program, policy, practice, Contract or other arrangement, including any compensation, severance, termination pay, deferred compensation, retirement, profit sharing, incentive, bonus, health, welfare, performance awards, equity or equity-based compensation (including stock option, equity purchase, equity ownership and restricted stock unit), disability, death benefit, life insurance, fringe benefits, indemnification, retention or stay-bonus, transaction or change-in control agreement, or other compensation or benefits, whether written, unwritten or otherwise, that is sponsored, maintained, contributed to or required to be contributed to by the Company or its ERISA Affiliates for the benefit of any current or former employee, director or officer or individual contractor of the Company and its Subsidiaries, in each case other than any statutory benefit plan mandated by Law;
“Business Combination” has the meaning given in the SPAC Charter;
“Business Data” means confidential or proprietary data, databases, data compilations and data collections (including customer databases, Training Data and Third-Party Data), and technical, business and other information and data, including Personal Data collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise Processed by or on behalf of the Company or any of its Subsidiaries;
“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands and the PRC, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled);
“Co-Founder Shares” means all of the Company Shares held by Mr. Ziyu Shen and 20,520,820 Company Shares held by Mr. Shufu Li immediately prior to the Re-designation;
“Code” means the United States Internal Revenue Code of 1986, as amended;
“Company Acquisition Proposal” means (a) any, direct or indirect, acquisition by any third party, in one transaction or a series of transactions, of the Company or of more than 20% of the consolidated total assets, Equity Securities or businesses of the Company and its Controlled Affiliates taken as a whole (whether by merger, consolidation, scheme of arrangement, business combination, reorganization, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise) other than the Transactions; (b) any direct or indirect acquisition by any third party, in one transaction or a series of transactions, of voting Equity Securities representing more than 20%, by voting power, of (x) the Company (whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise) or (y) the Company’s Controlled Affiliates which comprise more than 20% of the consolidated total assets, revenues or earning power of the Company and its Controlled Affiliates taken as a whole other than the Transactions, (c) any direct or indirect acquisition by any third party, in one transaction or a series of transactions, of more than 20% of the consolidated total assets, revenues or earning power of the Company and its Controlled Affiliates taken as a whole, other than by SPAC or its Affiliates or pursuant to the Transactions or (d) the issuance by the Company of more than 20% of its voting Equity Securities as consideration for the assets or securities of a third party (whether an entity, business or otherwise), except in any such case as permitted under Section 5.1(c) or Section 5.1(d);
“Company Charter” means the Sixth Amended and Restated Memorandum and Articles of Association of the Company, adopted pursuant to a special resolution passed on December 27, 2021;
“Company Class A Ordinary Shares” means class A ordinary shares of the Company, par value $0.000005 per share, as further described in the A&R Company Charter;
“Company Class B Ordinary Shares” means class B ordinary shares of the Company, par value $$0.000005 per share, as further described in the A&R Company Charter;
“Company Contract” means any Contract to which a Group Company is a party or by which a Group Company is bound and for which performance of substantive obligations is ongoing;

“Company IP” means, collectively:   (a) all Owned IP and (b) all other Intellectual Property that has been licensed to the Group Companies under a valid and enforceable written agreement, or any valid and enforceable written agreement under which the Company is the beneficiary of a covenant not to sue, or any other agreement not to assert claims involving Intellectual Property (or any rights therein) or that is otherwise used in, held for use in, or necessary to the Company’s conduct of its business.
“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company, any of its Subsidiaries or either Merger Sub to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking of any action required to be taken or refrained from being taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any failure in and of itself of the Company and any of its Subsidiaries to meet any projections or forecasts, provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (g) any Events generally applicable to the industries or markets in which the Company or any of its Subsidiaries operate, (h) any action taken by, or at the written request of, SPAC, (i) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to the announcement of this Agreement or consummation of the Transactions) on the Company’s and its Subsidiaries’ relationships with any customers, suppliers, employees or Governmental Authorities (provided that this clause (i) shall not apply to any representations or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transaction) or (j) any Events that are cured by the Company prior to the Closing; provided, however, that in the case of each of clauses (a), (b), (d), (e) and (g), any such Event to the extent it disproportionately affects the Company or any of its Subsidiaries relative to other similarly situated participants in the industries and geographies in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to such similarly situated participants;
“Company Options” means all outstanding options exercisable to purchase Company Shares pursuant to the ESOP or otherwise, as adjusted to give effect to the Re-designation and Recapitalization;
“Company Ordinary Shares” means, collectively, Company Class A Ordinary Shares and Company Class B Ordinary Shares;
“Company Product” means each of the products and services that have been (i) developed and are scheduled for release within the twelve (12) months after the date hereof or (ii) marketed, distributed, licensed, sold, offered, or otherwise provided or made available, in each case, by any of the Group Companies, including with respect to (i) and (ii) products and services of any of the Group Companies that employ or make use of AI Technologies, including all versions of all of the foregoing.
“Company Shareholder” means any holder of any issued and outstanding Ordinary Shares, Preferred Shares or Company Ordinary Shares, as applicable, as of any determination time prior to the First Effective Time;
“Company Shares” means, collectively, the Ordinary Shares and the Preferred Shares;
“Company Transaction Expenses” means any out of pocket fees and expenses payable by the Company or any of its Subsidiaries or Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, (b) any and all filing fees payable by the Company or any of its Subsidiaries or Affiliates to the Governmental Authorities in connection with the Transactions and (c) the cost of the SPAC D&O Insurance or SPAC D&O Tail, as applicable, except that the Company shall only be responsible for fifty percent (50%) of the fees, costs and expenses incurred in connection with (y) any filing, submission or application for the Governmental Order pertaining to the anti-trust Laws applicable to the Transactions, and (z) the preparation, filing and mailing of the Proxy/Registration Statement in connection with the Transactions.
“Company Shareholders’ Approval” means (i) (x) the adoption of the A&R Company Charter and (y) the Re-designation, in each case, by the Company Shareholders by a special resolution passed by the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding Company Shares, voting together as a single class, which, being entitled to do so, attend and vote in person or by proxy at a general meeting of the Company at which a quorum is present and of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or by unanimous written resolutions approved by all of the Company Shareholders entitled to vote at a general meeting of the Company, pursuant to the terms and subject to the conditions of the Company Charter and applicable Law, (ii) the approval of the Recapitalization by the Company Shareholders by an ordinary resolution passed by the affirmative vote of the holders of a simple majority of the issued and outstanding Company Shares which, being entitled to do so, attend and vote in person or by proxy at a general meeting of the Company at which a quorum is present and of which notice specifying the intention to propose the resolution as an ordinary resolution has been duly given, or by unanimous written resolutions approved by all of the Company Shareholders entitled to vote at a general meeting of the Company, pursuant to the terms and subject to the conditions of the Company Charter and applicable Law ((i) and (ii) are collectively referred to as the “Required Shareholders’ Approval”), and (iii) the approval of the Mergers, the Recapitalization and other Transactions by written consent of each of Baidu and Suzhou Fund (each as defined in the Company Charter and the Investors Rights Agreement) (the “Requisite Shareholder Consent”);
“Competing SPAC” means any publicly traded special purpose acquisition company other than SPAC;
“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature that has any outstanding rights or obligations;
“Control” in relation to any Person means (a) the direct or indirect ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person; (b) the ability to appoint or remove a majority of the directors of the board or equivalent governing body of such Person; (c) the right to control the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or (d) the ability to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise, and “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly;
“Copyleft License” means any license applicable to Open Source Software that requires, as a condition of using such Open Source Software in the manner used by the Company: (a) the disclosure, licensing, or distribution of any source code of any Company Product to any third-party (in each case other than the source code of the Open Source Software itself); (b) the creation of any obligation for the Company to grant to any third-party any rights or immunities under or with respect to any Company IP (other than the Open Source Software itself); (c) the licensing thereof for the purpose of making derivative works or (d) the imposition of any restriction on the consideration to be charged for the distribution thereof. Copyleft Licenses include any version of the following licenses: (i) Common Development and Distribution License (CDDL), Common Public License, Eclipse Public License, Erlang Public License, IBM Public License, GNU Lesser or Library General Public License (LGPL), Mozilla Public License, Microsoft Reciprocal License, Sun Public License, and any other “weak copyleft” license; (ii) BSD Protection License, any Creative Commons “Share Alike” license, GNU General Public License (GPL), Q Public License, Sleepycat License, and any

other “strong copyleft” license; and (iii) Affero General Public License (AGPL), Common Public Attribution License (CPAL), Non-Profit Open Software License, Open Software License (OSL), and any other “network copyleft” license.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;
“COVID-19 Measures” means (i) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Hong Kong Department of Health, Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19; and (ii) any action reasonably taken or refrained from being taken in response to COVID-19;
“Cybersecurity Laws” means all applicable Laws to the extent concerning the security protection of cyber systems and security of cyberspace, including but not limited to PRC Cybersecurity Law;
“Data Security Laws” means all applicable Laws to the extent concerning the security protection of Business Data, including but not limited to PRC Data Protection Law;
“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the SPAC Disclosure Letter;
“DTC” means the Depository Trust Company;
“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, option, right of first offer, refusal or negotiation, hypothecation, assignment, deed of trust, title retention or other similar encumbrance of any kind whether consensual, statutory or otherwise;
“Environmental Laws” means all Laws concerning pollution, protection of the environment, or human health or safety;
“Equity Securities” means, with respect to any Person, any capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person);
“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;
“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414 of the Code;
“ESOP” means the 2021 Equity Incentive Plan of the Company adopted on July 13, 2021, as may be amended from time to time;
“Event” means any event, state of facts, development, change, circumstance, occurrence or effect;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“First Plan of Merger” means the plan of merger substantially in the form attached hereto as Exhibit D and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of the Company;
“Fully-Diluted Company Shares” means, without duplication, (a) the aggregate number of Company Shares (i) that are issued and outstanding immediately prior to the Re-designation and (ii) that are issuable upon the exercise of all Company Options and other Equity Securities of the Company that are issued and outstanding immediately prior to the Re-designation (whether or not then vested or exercisable as applicable), minus (b) the Company Shares held by the Company or any Subsidiary of the Company (if applicable) as treasury shares;

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time;
“Government Official” means any (i) officer, cadre, civil servant, employee, representative, or any other person acting in an official capacity for any Governmental Authority; (ii) officer, employee or representative of any commercial enterprise or entity that is owned or controlled by a Governmental Authority; (iii) officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) Person acting in an official capacity for any Governmental Authority, enterprise or organization identified above; or (v) political party or official thereof, or any candidate for political office;
“Governmental Authority” means the government of any nation, province, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, regulation or compliance, or any arbitrator or arbitral body, any self-regulated organization, stock exchange, or quasi-governmental authority;
“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority;
“Group” or “Group Companies” means the Company and its Subsidiaries, and “Group Company” means any of them;
“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and accrued interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs”, “seller notes”, “exit fees” and “retention payments”, but excluding payables arising in the Ordinary Course, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally;
“Intellectual Property” means all intellectual property and proprietary rights in any and all jurisdictions worldwide, including: (a) Patents, (b) Trademarks, (c) copyrights and rights in works of authorship, mask works, computer software programs (including object code, binary code, source code, firmware, microcode, libraries, routines, subroutines or other code, whether embodied in hardware, firmware or otherwise), integrated circuits, architecture, schematics, hardware description language, (d) rights in all inventions (whether or not patentable), invention disclosures, improvements, (e) Trade Secrets, (f) “moral” and economic rights of authors and inventors, however denominated, throughout the world, (g) rights of publicity or privacy, (h) data base or data collection rights and other similar intellectual property rights, (i) other proprietary rights in intellectual property, (j) registrations, applications, extensions, combinations, divisions, reissues and renewals for any of the foregoing in (a)-(d) and all rights of priority thereto, and (k) all rights in all of the foregoing (a)-(j) including all claims for damages by reason of past infringement thereof, with the right to sue for, and collect the same;
“Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any SPAC Acquisition Proposal) that materially and negatively affects the business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, and that was not known by and was not reasonably foreseeable to the SPAC Board as of the date of this Agreement (or the consequences of which were not reasonably foreseeable to the SPAC Board as of the date hereof), and that becomes known to the SPAC Board after the date of this Agreement; provided, however, that no fact, development, circumstance or occurrence that would fall within clauses (a), (b), (c), (d), (e), (f), (g), (h) or (i) to the definition of “Company Material Adverse Effect” (other than as contemplated by (A) the proviso in clause (f), (B) the proviso in clause (i), and (C) the final proviso, in each case, in the definition of Company Material Adverse Effect) shall be deemed to contribute to or otherwise be taken into account in determining whether there has been an Intervening Event.
“Investment Company Act” means the United States Investment Company Act of 1940;
“Investors Rights Agreement” means the Fifth Amended and Restated Investors Rights Agreement in respect of the Company, dated as of December 27, 2021;
“Knowledge of SPAC” or any similar expression means the knowledge that Jun Hong Heng actually has, or the knowledge that he would have actually had after reasonable inquiry of direct reports responsible for the applicable subject matter;
“Knowledge of the Company” or any similar expression means the knowledge that each of Mr. Ziyu Shen , Mr. Tony Chen, Mr. Mark Burton or Mr. Henry Yu actually has, or the knowledge that any of them would have actually had after reasonable inquiry of direct reports responsible for the applicable subject matter;
“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity;
“Leased Real Property” means any real property subject to a Company Lease;
“Liabilities” means debts, liabilities and obligations (including Taxes), whether accrued or fixed, absolute or contingent, matured or unmatured, deferred or actual, determined or determinable, known or unknown, including those arising under any law, action or Governmental Order and those arising under any Contract;
“Major Customers” means the top five (5) customers of the Group for the past twelve (12) months ended on December 31, 2021, listed on Section 1.1 of the Company Disclosure Letter;
“Major Suppliers” means the top five (5) suppliers of the Group Companies for the past twelve (12) months ended on December 31, 2021, listed on Section 1.1 of the Company Disclosure Letter;
“Material Contracts” means, collectively, each currently effective Company Contract (other than any Benefit Plan, but including, for the avoidance of doubt, any Company Contract with outstanding obligations) that:
(i)
involves obligations (contingent or otherwise), payments or revenues to or by the Group in excess of $5,000,000 during the twelve-month period ending on December 31, 2021;

(ii)
is with a Related Party (other than those employment agreements, indemnification agreements, Contracts covered by any Benefit Plan, confidentiality agreements, non-competition agreements or any other agreement of similar nature entered into in the Ordinary Course with employees or technical consultants) with an amount of over $5,000,000;

(iii)
involves (A) indebtedness for borrowed money having an outstanding principal amount in excess of $5,000,000 or (B) an extension of credit, a guaranty, surety, deed of trust, or the grant of an Encumbrance, in each case, to secure any Indebtedness having a principal or stated amount in excess of $5,000,000;

(iv)
involves the lease, license, sale, use, disposition or acquisition of a business, assets constituting a business or the acquisition or disposition of any Equity Securities involving (A) purchase price, payments or revenues in excess of $5,000,000 or (B) any “earn out” or deferred purchase price payment obligation in each case that remains outstanding or under which there are continuing obligations (excluding acquisitions or dispositions in the ordinary course of business consistent with past practice or dispositions of assets that are obsolete, worn out, surplus or no longer used in the conduct of the Company’s business);

(v)
involves the waiver, compromise, or settlement of any dispute, claim, litigation or arbitration resulting in payment obligation of any Group Company with an amount higher than $1,000,000;

(vi)
grants a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company and its Subsidiaries, taken as a whole;

(vii)
contains covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their respective business with any Person in any geographic area in any material respect, in each case, other than Contracts (including partnership or distribution Contracts) entered into in the Ordinary Course which include exclusivity provisions;

(viii)
with each of the Major Customers involving payments to the Group in the twelve (12) months ended on December 31, 2021 in excess of $3,500,000, other than purchase orders under a master agreement;

(ix)
with each of the Major Suppliers involving payments by the Group in the twelve (12) months ended on December 31, 2021 in excess of $3,500,000, other than purchase orders under a master agreement;

(x)
with any Governmental Authority which involves obligations (contingent or otherwise), payments or revenues to or by the Group in excess of $1,000,000 in the twelve (12) months ended on December 31, 2021;

(xi)
involves the establishment, contribution to, or operation of a partnership, joint venture, alliance, collaboration, variable interest entity or similar entity, or involving a sharing of profits or losses (including joint development Contracts) involving payments to or by any Group Company of an amount higher than $5,000,000 in the twelve (12) months ended on December 31, 2021;

(xii)
(1) relates to the material license, sublicense, grant of other rights, creation, development, or transfer of material Owned IP or any material Company Product or under which any Group Company is the beneficiary of a covenant not to sue or other agreement not to assert claims involving, material Owned IP, (2) materially restricts the Company’s or any of its Subsidiaries’ ability to assign, use or enforce any material Owned IP, (3) primarily relates to the license or grant of other rights of material Company IP by a third party to the Company or any of its Subsidiaries, (4) with any Governmental Authority which materially restricts Company’s ability to use any Intellectual Property or Business Data or (5) includes any obligation of any Group Company to pay any royalties in excess of $500,000 on an annual basis for the use of any Company IP; in each case of (1) to (5), other than (a) Open Source Software Licenses and non-exclusive end user licenses of commercially-available, off-the-shelf software with a replacement cost of less than $200,000, (b) any non-exclusive license of Company IP in connection with the manufacture, sale and use of the Company’s products pursuant to business or sales contracts similar in all material respects to the Company’s form in the Ordinary Course, and (c) assignments of Intellectual Property to the Company or any of its Subsidiaries under Contracts with their employees and contractors similar in all material respects to the Company’s form entered into in the Ordinary Course;

(xiii)
requires capital expenditure in a single transaction for the Company or any of its Subsidiaries after the date of this Agreement in the amount in excess of $1,000,000;

(xiv)
contains any exclusivity, “most favored nation”, minimum use or purchase requirements;

(xv)
is a collective bargaining agreement with a Union; or

(xvi)
is a VIE Restructuring Agreement.

“Merger Consideration” means the right to receive such number of Company Class A Ordinary Shares by SPAC Shareholders pursuant to Section 2.3(c);

“NDA” means the Confidentiality Agreement, dated as of July 22, 2021, between SPAC and the Company;
“Open Source Software” means any computer software that is distributed or otherwise made available under “open source”, “community”, or “free software” terms, including: (a) any license that has been approved by the Open Source Initiative, a list of which is available at https://opensource.org/licenses; (b) any license that meets the Open Source Definition promulgated by the Open Source Initiative, which is available at https://opensource.org/osd; (c) any Copyleft License; and (d) any license that is substantially similar to those described in any, all, or any combination of the foregoing clauses (a)-(c).
“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.
“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, that such action or omission is taken in the ordinary course of the operations of such Person, including any COVID-19 Measures (whether taken prior to or following the date of this Agreement);
“Ordinary Shares” has the meaning given to that term in the Company Charter;
“Organizational Documents” means, with respect to any Person that is not an individual, its certificate of incorporation and bylaws, memorandum and articles of association, limited liability company agreement, or similar organizational documents, in each case, as amended or restated;
“Owned IP” means all Intellectual Property owned by (or purported to be owned by) any Group Company, including any and all Intellectual Property to be transferred to any Group Company pursuant to the VIE Restructuring;
“Patents” means patents, including utility models, industrial designs and design patents, and applications therefor (and any patents that issue as a result of those patent applications), and including all divisionals, continuations, continuations-in-part, continuing prosecution applications, substitutions, reissues, re-examinations, renewals, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom;
“Permitted Encumbrances” means (a) Encumbrances for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Encumbrances arising or incurred in the Ordinary Course in respect of amounts that are not yet due and payable; (c) rights of any third parties that are party to or hold an interest in any Contract to which the Company or any of its Subsidiaries is a party (in each case not arising as a result of any default by the Company or any of its Subsidiaries thereunder); (d) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or Encumbrances that do not materially interfere with the present use of the Leased Real Property, (e) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Encumbrances thereon, (ii) any Encumbrances permitted under the Company Lease, and (iii) any Encumbrances encumbering the real property of which the Leased Real Property is a part, (iv) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of the Leased Real Property, (f) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the Ordinary Course, (g) Ordinary Course purchase money Encumbrances and Encumbrances securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (h) other Encumbrances arising in the Ordinary Course and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security (in each case not arising as a result of any default by the Company or any of its Subsidiaries thereunder), (i) reversionary rights in favor of landlords under any Company Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, and (j) any other Encumbrance that have been incurred or suffered in the Ordinary Course and do not materially impair the existing use of the property affected by such Encumbrance;

“Permitted Financing” means, without duplication, (a) any financing transaction entered into by the Company with one or more investors after the date hereof and prior to the Closing by issuance of the Equity Securities of the Company (other than the Subsequent Equity Financing), and (b) the financing transactions contemplated by the Agreements set forth on Section 1.1 of the Company Disclosure Letter.
“Permitted Financing Agreement” means a financing agreement executed by any investor and the Company prior to, concurrently with or after the date hereof and prior to the Closing in connection with any Permitted Financing;
“Permitted Financing Proceeds” means proceeds in the form of cash or securities that have been funded or issued or will be funded or issued prior to, concurrently with, or immediately after, the Closing to the Company in connection with the Permitted Financing.
“Person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind;
“Personal Data” means (a) all data and information that, whether alone or in combination with any other data or information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a natural person, household, or his, her or its device, including, to the extent constituting or comprising the foregoing, name, street address, telephone number, email address, photograph, social security number, government-issued ID number, customer or account number, health information, financial information, device identifiers, transaction identifier, cookie ID, browser or device fingerprint or other probabilistic identifier, IP addresses, physiological and behavioral biometric identifiers, viewing history, platform behaviors, and any other similar piece of data or information; or (b) all other data or information that is otherwise protected by any Privacy Laws;
“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
“Preferred Shares” means, collectively, Series Angel Preferred Shares, Series A Preferred Shares, Series A+ Preferred Shares, Series A++ Preferred Shares and Series B Preferred Shares;
“Price per Share” means $3,400,000,000 divided by the Fully-Diluted Company Shares;
“Privacy Laws” means all applicable Laws concerning the Processing of Personal Data, including incident reporting and Security Incident notifying requirements;
“Privacy Obligation” means each applicable Privacy Law, Cybersecurity Law, Data Security Law, obligation arising under Contract, applicable self-regulatory standard, enforceable industry standard, Privacy Policy and individual consent obtained by or on behalf of the Company or its Subsidiaries, each that is related to privacy, data security, data protection, transfer (including cross-border transfer), or other Processing of Personal Data;
“Privacy Policy” means the Company’s and its Subsidiaries’ internal or external privacy policies relating to the Processing of Personal Data;
“Process,” “Processing” or “Processed” means, with respect to Business Data, the use, collection, creation, processing, receipt, storage, recording, organization, structuring, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, making available, alignment, combination, restriction, erasure or destruction of such data;
“Prohibited Person” means any Person that is (a) a national or resident of or organized or located in any Sanctioned Territory, (b) included on any Sanctions-related list of blocked or designated parties maintained by the U.S. Commerce Department, the U.S. Department of Treasury, and the U.S. Department of State, the United Nations Security Council, HM Treasury of the United Kingdom, and the European Union; (c) owned fifty percent or more or controlled, directly or indirectly, by any such Person or Persons; (d) is a Person acting in his or her official capacity as a director, officer, employee, or agent of a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above; or

(e) a Person with whom business transactions, including exports and imports, as the case may be, are otherwise restricted by Sanctions, including, in each clause above, any updates or revisions to the foregoing and any newly published rules;
“Proxy Statement” means the proxy statement forming part of the Proxy/Registration Statement filed with the SEC, with respect to the SPAC Shareholders’ Meeting and the Transactions, to be used for the purpose of soliciting proxies from SPAC Shareholders to approve the Transaction Proposals;
“Recapitalization Factor” means the quotient obtained by dividing the Price per Share by $10.00;
“Redeeming SPAC Shares” means SPAC Ordinary Shares in respect of which the eligible (as determined in accordance with the SPAC Charter) holder thereof has validly exercised (and not validly revoked, withdrawn or lost) his, her or its SPAC Shareholder Redemption Right;
“Registered IP” means Owned IP issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority, Internet domain name registrar or other authority;
“Registrable Securities” means (a) the Company Class A Ordinary Shares representing the Merger Consideration, (b) the Company Class A Ordinary Shares issuable upon exercise of the Company Warrants and (c) the Company Warrants;
“Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 2% of the total outstanding share capital of the Company or any of its Subsidiaries, (b) any director or officer of the Company or any of its Subsidiaries, in each case of clauses (a) and (b), excluding the Company or any of its Subsidiaries;
“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates;
“Required Governmental Authorizations” means all material franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the business of the Company and any of its Subsidiaries, as currently conducted, in accordance with applicable Law;
“Sanctioned Territory” means, at any time, a country or territory which is itself the subject or target of any Sanctions and is subject to a general export, import, financial or investment embargo (at the time of this Agreement, the Crimea region of Ukraine, Cuba, the Donetsk People’s Republic, Iran, the Luhansk People’s Republic, North Korea, and Syria).
“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including the U.S. Commerce Department, the U.S. Department of Treasury, and the U.S. Department of State), (b) the European Union and its member states, (c) the United Nations Security Council, (d) Her Majesty’s Treasury of the United Kingdom and (e) any other similar economic sanctions administered by a Governmental Authority;
“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002;
“SEC” means the United States Securities and Exchange Commission;
“Second Plan of Merger” means the plan of merger substantially in the form attached hereto as Exhibit E and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of the Company;
“Securities Act” means the United States Securities Act of 1933;
“Security Incident” means any actual or reasonably suspected data breach or other security incident or Event that resulted in or is, to the Knowledge of the Company, expected to have resulted in the accidental or unlawful destruction, loss, alteration, corruption, or unauthorized disclosure of, or access to or use of,

(i) any Personal Data included in the Business Data, which has been, or is required to be, notified to a natural person or supervisory or regulatory authority in accordance with Privacy Laws, or (ii) any Business Data (not comprising Personal Data) which exposes the Company or any of its Subsidiaries to any material Action or Liabilities or results in a material disruption of the business or services of the Company or any of its Subsidiaries;
“Series A Preferred Shares” has the meaning given to that term in the Company Charter;
“Series A±Preferred Shares” has the meaning given to that term in the Company Charter;
“Series A±±Preferred Shares” has the meaning given to that term in the Company Charter;
“Series Angel Preferred Shares” has the meaning given to that term in the Company Charter;
“Series B Preferred Shares” has the meaning given to that term in the Company Charter;
“SPAC Accounts Date” means December 11, 2020;
“SPAC Acquisition Proposal” means:   (a) any, direct or indirect, acquisition, merger, domestication, reorganization, business combination, “initial business combination” under SPAC’s IPO prospectus or similar transaction, in one transaction or a series of transactions, involving SPAC or involving all or a material portion of the assets, Equity Securities or businesses of SPAC (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise); or (b) any equity or similar investment in SPAC or any of its Controlled Affiliates, in each case, other than the Transactions;
“SPAC Charter” means the Amended and Restated Memorandum and Articles of Association of SPAC, adopted pursuant to a special resolution passed on February 4, 2021;
“SPAC Class A Ordinary Shares” means Class A ordinary shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter;
“SPAC Class B Ordinary Shares” means Class B ordinary shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter;
“SPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of SPAC or (ii) the ability of SPAC to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking of any action required to be taken or refrained from being taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any action taken by, or at the written request of, the Company, (g) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to the announcement of this Agreement or consummation of the Transactions) on SPAC’s relationships with any employees or Governmental Authorities (provided that this clause (g) shall not apply to any representations or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transaction) or (h) any change in the trading price or volume of the SPAC Units, SPAC Ordinary Shares or SPAC Warrants (provided that the underlying causes of such changes referred to in this clause (f) may be considered in determining whether there is a SPAC Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition); provided, however, that in the case of each of clauses (a), (b), (d) and (e), any such Event to the extent it disproportionately affects SPAC relative to other special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a SPAC Material Adverse Effect, but only to the extent of the incremental disproportionate effect on SPAC relative to such similarly situated participants. Notwithstanding the foregoing, with respect to SPAC, the number of SPAC Shareholders who exercise their SPAC Shareholder Redemption Right or the failure to obtain SPAC Shareholders’ Approval shall not be deemed to be a SPAC Material Adverse Effect;
“SPAC Ordinary Shares” means, collectively, SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares;
“SPAC Preference Shares” means preference shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter;
“SPAC Securities” means, collectively, the SPAC Shares and the SPAC Warrants;
“SPAC Shareholder” means any holder of any SPAC Shares;
“SPAC Shareholder Redemption Amount” means the aggregate amount payable with respect to all Redeeming SPAC Shares;
“SPAC Shareholder Redemption Right” means the right of an eligible (as determined in accordance with the SPAC Charter) holder of SPAC Ordinary Shares to redeem all or a portion of the SPAC Ordinary Shares held by such holder as set forth in the SPAC Charter in connection with the Transaction Proposals;
“SPAC Shareholders’ Approval” means the vote of SPAC Shareholders required to approve the Transaction Proposals, as determined in accordance with applicable Law and the SPAC Charter;
“SPAC Shares” means the SPAC Ordinary Shares and SPAC Preference Shares;
“SPAC Transaction Expenses” means any out of pocket fees and expenses paid or payable by SPAC or Sponsor (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees (including deferred underwriting fees), costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) any Indebtedness of SPAC owed to Sponsor, its Affiliates or its or their respective shareholders or Affiliates in an amount not exceeding $2,000,000, and (c)any and all filing fees to the Governmental Authorities in connection with the Transactions, except that SPAC shall only be responsible for fifty percent (50%) of the fees, costs and expenses incurred in connection with (x) any filing, submission or application for the Governmental Order pertaining to the anti-trust Laws applicable to the Transactions and (y) the preparation, filing and mailing of the Proxy/Registration Statement in connection with the Transactions;
“SPAC Unit” means the units issued by SPAC in SPAC’s IPO or the exercise of the underwriters’ overallotment option each consisting of one SPAC Class A Ordinary Share and one-half of a SPAC Warrant;
“SPAC Warrant” means all outstanding and unexercised warrants issued by SPAC to acquire SPAC Class A Ordinary Shares;
“Subsequent Equity Financing” means purchase of equity securities of the Company by an investor on or prior to the Closing Date pursuant to any Subsequent Equity Subscription Agreement.
“Subsequent Equity Financing Proceeds” means cash proceeds that will be funded prior to, concurrently with, or immediately after, the Closing to the Company in connection with the Subsequent Equity Financing;
“Subsequent Equity Subscription Agreement” means a subscription or similar agreement executed by any investor and the Company after the date hereof in connection with any Subsequent Equity Financing;
“Subsidiary” means, with respect to a Person, any other Person Controlled, directly or indirectly, by such Person and, in case of a limited partnership, limited liability company or similar entity, such Person is a general partner or managing member and has the power to direct the policies, management and affairs of such Person, respectively;

“Tax” or “Taxes” means all U.S. federal, state, local, non-U.S. or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto;
“Tax Returns” means all U.S. federal, state, local, provincial and non-U.S. income and other material returns, declarations, computations, notices, statements, claims, reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority with respect to Taxes;
“Third-Party Data” means all data of any kind or character contained in or generated by the IT Systems or any databases in each case to the extent owned or controlled by or on behalf of the Company or its designees (including any and all Trade Secrets, user data or Training Data), and all other information and data compilations used by the Company that was licensed, received, or collected from any other Person.
“Trade Secrets” means all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and Defend Trade Secrets Act and under corresponding foreign statutory and common law) and other confidential or proprietary information, including confidential or proprietary know-how, inventions (whether or not patentable), source code, documentation, processes, models, technology, formulae, customer lists, supplier lists, data, databases and data collections and all rights therein, business and marketing plans, methodologies and all other information that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use;
“Trade Control Laws” means those Laws applicable to the Group Companies regulating the export, import reexport, transfer, disclosure or provision of commodities, software, technology, defense articles or defense services, including Sanctions and customs Laws.
“Trademarks” means trade names, logos, trademarks, service marks, service names, trade dress, company names, collective membership marks, certification marks, slogans, toll-free numbers, domain names and other forms indicia of origin, whether or not registerable as a trademark in any given jurisdiction, together with registrations, renewals, and applications therefor, and the goodwill of the business associated with any of the foregoing;
“Training Data” means training data, validation data, and test data or databases used to train or improve an algorithm.
“Transaction Documents” means, collectively, this Agreement, the NDA, the Strategic Investment Agreements, the Subsequent Equity Subscription Agreements, the Permitted Financing Agreements, the Sponsor Support Agreement, the Company Support Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, the First Merger Filing Documents, the Second Merger Filing Documents; and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them;
“Transaction Proposals” means the adoption and approval of each proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions, but in any event including unless otherwise agreed upon in writing by SPAC and the Company: (i) the approval and authorization of this Agreement and the Transactions as a Business Combination, (ii) the approval and authorization of the First Merger and the First Plan of Merger, (iii) the adoption and approval of a proposal for the adjournment of the SPAC Shareholders’ Meeting, if necessary, to permit further solicitation and vote of proxies because there are not sufficient votes to approve and adopt any of the foregoing or in order to seek withdrawals from SPAC Shareholders who have exercised their SPAC Shareholder Redemption Right if the number of Redeeming SPAC Shares is such that the condition in Section 8.3(d) would not be satisfied, and (iv) the adoption and approval of each other proposal that the Nasdaq or the SEC (or staff members thereof) indicates (x) are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto and (y) are required to be approved by the SPAC Shareholders in order for the Closing to be consummated;

“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents;
“Union” means any union, works council or other employee representative body;
“U.S.” means the United States of America;
“VIE Restructuring” means, in connection with the termination of a series of contractual arrangements pursuant to which the Company’s Subsidiary in the PRC used to exercise effective control over a variable interest entity in the PRC, the transfer of business from such variable interest entity to one or more Subsidiaries of the Company in accordance with the restructuring steps set forth on Exhibit J attached hereto and upon completion of the corporate actions as set forth on Section 5.1 of the Company Disclosure Letter, following which the Company’s business operations in the PRC (except in relation to surveying and mapping activities) will be conducted entirely by the Company’s Subsidiaries in the PRC and not through any variable interest entities;
“VIE Restructuring Agreement” means any material agreement in existence as of the date hereof governing the VIE Restructuring; and
“Warrant Agreement” means the Warrant Agreement, dated as of February 4, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent.
Section 1.2.   Construction.
(a)   Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation”; and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if”; (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns; and (xiv) “made available to SPAC” (and all similar phrases used herein that mean such) shall mean present in the online data room maintained for purposes of the Transactions at least two (2) Business Days prior to the date hereof;
(b)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(c)   References to “$,” “dollar,” or “cents” are to the lawful currency of the United States of America.
(d)   Whenever this Agreement refers to a number of days or months, such number shall refer to calendar days or months unless Business Days are expressly specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

(e)   All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP.
(f)   Unless the context of this Agreement otherwise requires, (i) references to SPAC with respect to periods following the First Effective Time shall be construed to mean Surviving Entity 1 and vice versa and (ii) references to Merger Sub 2 with respect to periods following the Second Effective Time shall be construed to mean Surviving Entity 2 and vice versa.
(g)   The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto.
(h)   Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.
(i)   Capitalized terms used in the Exhibits and the Disclosure Letter and not otherwise defined therein have the meanings given to them in this Agreement.
(j)   With regard to each and every term and condition of this Agreement, the parties hereto understand and agree that the same has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party actually prepared, drafted or requested any term or condition of this Agreement.
ARTICLE II
TRANSACTIONS; CLOSING
Section 2.1.   Pre-Closing Actions.   On the Closing Date, immediately prior to the First Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.1):
(a)   Organizational Documents of the Company.   The amended and restated memorandum and articles of association of the Company attached hereto as Exhibit F (the “A&R Company Charter”) shall be adopted and become effective.
(b)   Preferred Share Conversion.   Each of the Preferred Shares that is issued and outstanding immediately prior to such time shall be re-designated and re-classified into one Ordinary Share on a one-for-one basis in accordance with the Company Charter (the “Preferred Share Conversion”).
(c)   Re-designation.   Immediately following the Preferred Share Conversion and immediately prior to the Recapitalization, the authorized share capital of the Company shall be re-designated as follows (the “Re-designation”):
(i)   each of the issued and outstanding Ordinary Shares (other than the Co-Founder Shares) (which, for the avoidance of doubt, includes the Ordinary Shares converted from the Preferred Shares in accordance with Section 2.1(b)) and each of the 7,766,956,008 authorized but unissued Ordinary Shares shall be re-designated as one Company Class A Ordinary Shares, where each Company Class A Ordinary Share shall entitle its holder to one (1) vote on all matters subject to vote at general meetings of the Company;
(ii)   each of the issued and outstanding Co-Founder Shares and each of the 958,958,360 authorized but unissued Ordinary Shares shall be re-designated as one Company Class B Ordinary Shares, where each Company Class B Ordinary Share shall entitle its holder to ten (10) votes on all matters subject to vote at general meetings of the Company; and
(iii)   1,000,000,000 authorized but unissued Ordinary Shares shall be re-designated as shares of a par value of US$0.000005 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the A&R Company Charter, such that the authorized share capital of the Company shall be US$50,000 divided into 10,000,000,000 shares of par value of US$0.000005 each consisting of 8,000,000,000 Company Class A Ordinary Shares, 1,000,000,000 Company Class B Ordinary Shares, and 1,000,000,000 shares of a par value of US$0.000005 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the A&R Company Charter.
(d)   Recapitalization.
(i)   Immediately following the Re-designation and prior to the First Effective Time, each authorized issued Company Class A Ordinary Share and Company Class B Ordinary Share shall be recapitalized by way of a repurchase in exchange for issuance of such number of Company Class A Ordinary Shares and Company Class B Ordinary Shares, in each case, equal to the Recapitalization Factor (i.e., one such Company Class A Ordinary Share or Company Class B Ordinary Share, as the case may be, multiplied by the Recapitalization Factor) (the “Recapitalization”); provided that no fraction of a Company Ordinary Share will be issued by virtue of the Recapitalization, and each Company Shareholder that would otherwise be so entitled to a fraction of a Company Ordinary Share (after aggregating all fractional Company Ordinary Shares that otherwise would be received by such Company Shareholder) shall instead be entitled to receive such number of Company Ordinary Shares to which such Company Shareholder would otherwise be entitled, rounded down to the nearest whole number.
(ii)   any Company Options issued and outstanding immediately prior to the Recapitalization shall be adjusted to give effect to the foregoing transactions, such that (a) each Company Option, shall be exercisable for that number of Company Class A Ordinary Shares equal to the product of (x) the number of Ordinary Shares subject to such Company Option immediately prior to the Recapitalization multiplied by (y) the Recapitalization Factor, such number of Company Class A Ordinary Shares to be rounded down to the nearest whole number; and (b) the per share exercise price for each Company Class A Ordinary Share, as the case may be, issuable upon exercise of the Company Options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price for each Ordinary Share subject to such Company Option immediately prior to the First Effective Time by (y) the Recapitalization Factor (together with the adoption of the A&R Company Charter, Preferred Share Conversion, the Re-designation and the Recapitalization, the “Capital Restructuring”). Subject to and without limiting anything contained in Section 6.1, the Recapitalization Factor shall be adjusted to reflect appropriately the effect of any share subdivision, capitalization, share dividend or share distribution (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, consolidation, exchange of shares or other like change (in each case, other than the Capital Restructuring) with respect to Company Shares occurring on or after the date hereof and prior to the Closing Date.
Section 2.2.   The Mergers.
(a)   The First Merger.   Subject to Section 2.2(c), on the date which is three (3) Business Days after the first date on which all conditions set forth in Article VIII that are required hereunder to be satisfied on or prior to the Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by the Company and SPAC in writing, the closing of the Transactions contemplated by this Agreement with respect to the Mergers (the “Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 10.9. At the Closing, Merger Sub 1 shall merge with and into SPAC, with SPAC being the surviving company (as defined in the Cayman Act) in the First Merger (the day on which the Closing occurs, the “Closing Date”). On the Closing Date, SPAC and Merger Sub 1 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands the First Plan of Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the First Merger effective (collectively, the “First Merger Filing Documents”). The First Merger shall become effective at the time when the First Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such later time permitted by the Cayman Act as may be agreed by Merger Sub 1 and SPAC in writing and specified in the First Plan of Merger (the “First Effective Time”).

(b)   The Second Merger.   Immediately following the consummation of the First Merger, Surviving Entity 1 shall merge with and into Merger Sub 2, with Merger Sub 2 being the surviving company (as defined in the Cayman Act) in the Second Merger. Immediately following the consummation of the First Merger, Surviving Entity 1 and Merger Sub 2 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands, the Second Plan of Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Second Merger effective (collectively, the “Second Merger Filing Documents”). The Second Merger shall become effective at the time when the Second Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such later time permitted by the Cayman Act as may be agreed by Surviving Entity 1 and Merger Sub 2 in writing and specified in the Second Plan of Merger (the “Second Effective Time”).
(c)   Notice to SPAC Shareholders Delivering Written Objection.   If any SPAC Shareholder gives to SPAC, before the SPAC Shareholders’ Approval is obtained at the SPAC Shareholders’ Meeting, written objection to the First Merger (each, a “Written Objection”) in accordance with Section 238(2) of the Cayman Act:
(i)   SPAC shall, in accordance with Section 238(4) of the Cayman Act, promptly give written notice of the authorization of the First Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection, and
(ii)   unless SPAC and the Company elect by agreement in writing to waive this Section 2.2(c)(ii), no party shall be obligated to commence the Closing, and the First Plan of Merger shall not be filed with the Registrar of Companies of the Cayman Islands until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Act, as referred to in Section 239(1) of the Cayman Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Section 8.1, Section 8.2 and Section 8.3.
(d)   Subsequent Equity Financing Notices.   Promptly following the First Effective Time, the Company shall deliver notices to the parties to the Subsequent Equity Financing, if any, to cause the release of funds from escrow to the Company.
(e)   Effect of the Mergers.   The Mergers shall have the effects set forth in this Agreement, the First Plan of Merger, the Second Plan of Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, (a) at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Merger Sub 1 and SPAC shall become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Surviving Entity 1 (including all rights and obligations with respect to the Trust Account), which shall include the assumption by Surviving Entity 1 of any and all agreements, covenants, duties and obligations of Merger Sub 1 and SPAC to be performed after the First Effective Time set forth in this Agreement and the other Transaction Documents to which Merger Sub 1 or SPAC is a party, and Surviving Entity 1 shall thereafter exist as a wholly owned subsidiary of the Company and the separate corporate existence of Merger Sub 1 shall cease to exist, and (b) at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities, and duties of Surviving Entity 1 and Merger Sub 2 shall become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Surviving Entity 2, which shall include the assumption by Surviving Entity 2 of any and all agreements, covenants, duties and obligations of Surviving Entity 1 and Merger Sub 2 to be performed after the Second Effective Time set forth in this Agreement and the other Transaction Documents to which Surviving Entity 1 or Merger Sub 2 is a party, and Surviving Entity 2 shall thereafter exist as a wholly owned subsidiary of the Company and the separate corporate existence of Surviving Entity 1 shall cease to exist.
(f)   Organizational Documents of Surviving Entity 1.   At the First Effective Time, in accordance with the First Plan of Merger, SPAC will adopt the memorandum and articles of association of Merger Sub 1, as in effect immediately prior to the First Effective Time, as the memorandum and articles of association of Surviving Entity 1, save and except that all references to the share capital of Surviving Entity 1 shall be amended to refer to the correct authorized share capital of Surviving Entity 1 consistent with the First Plan of Merger, until thereafter amended in accordance with the applicable provisions of the Cayman Act and such memorandum and articles of association.
(g)   Organizational Documents of Surviving Entity 2.   At the Second Effective Time, in accordance with the Second Plan of Merger, the memorandum and articles of association of Merger Sub 2, as so amended and restated, shall be the memorandum and articles of association of Surviving Entity 2, save and except that all reference to the share capital of Surviving Entity 2 shall be amended to refer to the correct authorized share capital of Surviving Entity 2 consistent with the Plan of Second Merger, until thereafter amended in accordance with the applicable provisions of the Cayman Act and such memorandum and articles of association.
(h)   Directors and Officers.   At the First Effective Time, the directors and officers of Merger Sub 1 immediately prior to the First Effective Time shall be the initial directors and officers of Surviving Entity 1, each to hold office in accordance with the Organizational Documents of Surviving Entity 1. At the Second Effective Time, the directors and officers of Merger Sub 2 immediately prior to the Second Effective Time shall be the initial directors and officers of Surviving Entity 2, each to hold office in accordance with the Organizational Documents of Surviving Entity 2.
Section 2.3.   Effect of the Mergers on Issued Securities of SPAC, Merger Sub 1 and Merger Sub 2. At the Closing, by virtue of the Mergers and without any action on the part of any party hereto or any other Person, the following shall occur:
(a)   SPAC Class B Conversion.   Immediately prior to the First Effective Time, each SPAC Class B Ordinary Share (after giving effect to the Sponsor Shares Forfeiture pursuant to the applicable terms of the Sponsor Support Agreement) shall be automatically converted into one SPAC Class A Ordinary Share in accordance with the terms of the SPAC Charter (such automatic conversion, the “SPAC Class B Conversion”) and each SPAC Class B Ordinary Share shall no longer be outstanding and shall automatically be canceled, and each former holder of SPAC Class B Ordinary Shares shall thereafter cease to have any rights with respect to such shares.
(b)   SPAC Units.   At the First Effective Time, each SPAC Unit outstanding immediately prior to the First Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-half of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”), which underlying SPAC Securities shall be adjusted in accordance with the applicable terms of this Section 2.3; provided that no fractional SPAC Warrant will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Warrant upon the Unit Separation, the number of SPAC Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Warrants.
(c)   SPAC Ordinary Shares.   Immediately following the Unit Separation in accordance with Section 2.3(b), each SPAC Class A Ordinary Share (which, for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion and (B) held as a result of the Unit Separation) issued and outstanding immediately prior to the First Effective Time (other than any SPAC Shares referred to in Section 2.3(e), Redeeming SPAC Shares and Dissenting SPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable Company Class A Ordinary Share. As of the First Effective Time, each SPAC Shareholder shall cease to have any other rights in and to such SPAC Shares, except as expressly provided herein.
(d)   Exchange of SPAC Warrants.   Each SPAC Warrant (which, for the avoidance of doubt, includes the SPAC Warrants held as a result of the Unit Separation) outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to SPAC Ordinary Shares and be assumed by the Company and converted into a warrant to purchase one Company Class A Ordinary Share (each, a “Company Warrant”). Each Company Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the First Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Assignment, Assumption and Amendment Agreement.

(e)   SPAC Treasury Shares.   Notwithstanding Section 2.3(c) above or any other provision of this Agreement to the contrary, if there are any SPAC Shares that are owned by SPAC as treasury shares or any SPAC Shares owned by any direct or indirect Subsidiary of SPAC immediately prior to the First Effective Time, such SPAC Shares shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.
(f)   Redeeming SPAC Shares.   Each Redeeming SPAC Share issued and outstanding immediately prior to the First Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right of the holder thereof to be paid a pro rata share of the SPAC Shareholder Redemption Amount in accordance with SPAC’s Charter.
(g)   Dissenting SPAC Shares.   Each Dissenting SPAC Share issued and outstanding immediately prior to the First Effective Time held by a Dissenting SPAC Shareholder shall automatically be cancelled and cease to exist in accordance with Section 2.7(a) and shall thereafter represent only the right of such Dissenting SPAC Shareholder to be paid the fair value of such Dissenting SPAC Share and such other rights as are granted by the Cayman Act.
(h)   Merger Sub 1 Share.   Each ordinary share, par value $0.000005 per share, of Merger Sub 1, issued and outstanding immediately prior to the First Effective Time shall continue existing and constitute the only issued and outstanding share capital of Surviving Entity 1.
(i)   Surviving Entity 1 Share; Merger Sub 2 Share.   Each ordinary share of Surviving Entity 1 that is issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist without any payment therefor. Each ordinary share, par value $0.000005 per share, of Merger Sub 2 immediately prior to the Second Effective Time shall remain outstanding and continue existing and constitute the only issued and outstanding share capital of Surviving Entity 2 and shall not be affected by the Second Merger.
Section 2.4.   Closing Deliverables.
(a)   No later than two (2) Business Days prior to the Closing Date:
(i)   SPAC shall deliver to the Company written notice (the “SPAC Closing Statement”) setting forth: (i) the amount of cash in the Trust Account (after deducting the SPAC Shareholder Redemption Amount) as of the Closing Date, (ii) the amount of Aggregate Proceeds, (iii) the number of SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and SPAC Warrants to be outstanding as of immediately prior to the Closing after giving effect to the Unit Separation and exercise of all SPAC Shareholder Redemption Rights, (iv) the calculation of the Merger Consideration pursuant to Section 2.3(c), and (v) SPAC’s good faith estimate of the amount of SPAC Transaction Expenses, including the respective amounts and wire transfer instructions for the payment thereof; provided, that SPAC will consider in good faith the Company’s comments to the SPAC Closing Statement, and if any adjustments are made to the SPAC Closing Statement prior to the Closing, such adjusted SPAC Closing Statement shall thereafter become the SPAC Closing Statement for all purposes of this Agreement; and
(ii)   The Company shall deliver to SPAC written notice (the “Company Closing Statement”) setting forth: (i) the number of Company Class A Ordinary Shares and Company Class B Ordinary Shares to be outstanding as of immediately prior to the Closing after giving effect to the Capital Restructuring and the issuance of shares of Company Class A Ordinary Shares pursuant to the Strategic Investment Agreements, Permitted Financing Agreements and Subsequent Equity Subscription Agreements, and (ii) the Company’s good faith estimate of the amount of Company Transaction Expenses, including the respective amounts and wire transfer instructions for the payment thereof; provided, that the Company will consider in good faith SPAC’s comments to the Company Closing Statement, and if any adjustments are made to the Company Closing Statement prior to the Closing, such adjusted Company Closing Statement shall thereafter become the Company Closing Statement for all purposes of this Agreement.

(b)   At the Closing,
(i)   SPAC shall deliver or cause to be delivered to the Company, a certificate signed by an authorized director or officer of SPAC, dated as of the Closing Date, certifying that the conditions specified in Section 8.3 have been fulfilled;
(ii)   The Company shall deliver or cause to be delivered to SPAC, a certificate signed by an authorized director or officer of the Company, dated as of the Closing Date, certifying (i) that the conditions specified in Section 8.2 have been fulfilled, and (ii) that the VIE Restructuring has been completed in accordance with the VIE Restructuring Plan attached hereto as Exhibit J and all actions required to be taken to complete the VIE Restructuring, including as set forth on Section 5.1 of the Company Disclosure Letter, have been performed in all material respects;
(iii)   The Company shall deliver or cause to be delivered the Regulatory Opinion;
(iv)   SPAC or Surviving Entity 2, as applicable, shall pay, or cause the Trustee to pay at the direction and on behalf of Surviving Entity 2, by wire transfer of immediately available funds from the Trust Account (i) as and when due all amounts payable on account of the SPAC Shareholder Redemption Amount to former SPAC Shareholders pursuant to their exercise of the SPAC Shareholder Redemption Right, (ii) (A) all accrued and unpaid Company Transaction Expenses, as set forth on the Company Closing Statement, and (B) all accrued and unpaid SPAC Transaction Expenses, as set forth on the SPAC Closing Statement, and (iii) immediately thereafter, all remaining amounts then available in the Trust Account (if any) (the “Remaining Trust Fund Proceeds”) to a bank account designated by Surviving Entity 2 for its immediate use, subject to this Agreement and the Trust Agreement, and thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement; and
(v)   If a bank account of the Company or any of its Subsidiaries is designated by Surviving Entity 2 under Section 2.4(b)(iv), the payment of the Remaining Trust Fund Proceeds to such bank account may be treated as (i) an advance from Surviving Entity 2 to the Company or such Subsidiary of the Company, or (ii) a dividend from Surviving Entity 2 to the Company, in each case, as determined by Surviving Entity 2 in its sole discretion, subject to applicable Laws.
Section 2.5.   Cancellation of SPAC Equity Securities and Disbursement of Merger Consideration(a).
(a)   Prior to the First Effective Time, the Company shall appoint Continental Stock Transfer & Trust Company, or another exchange agent reasonably acceptable to the Company, as exchange agent (in such capacity, the “Exchange Agent”), for the purpose of exchanging each SPAC Class A Ordinary Share for the Merger Consideration issuable to the SPAC Shareholders. At or before the First Effective Time, the Company shall deposit, or cause to be deposited, with the Exchange Agent the Merger Consideration.
(b)   Each SPAC Shareholder shall be entitled to receive its portion of the Merger Consideration, pursuant to Section 2.3(c) (excluding any SPAC Shares referred to in Section 2.3(e), Redeeming SPAC Shares and any Dissenting SPAC Shares), upon the receipt of an “agent’s message” by the Exchange Agent (or such other evidence of transfer, if any, as the Exchange Agent may reasonably request), together with such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share. Notwithstanding any other provision of this Section 2.5, any obligation of the Company under this Agreement to issue Company Ordinary Shares to SPAC Shareholders entitled to receive Company Class A Ordinary Shares shall be satisfied by the Company issuing such Company Class A Ordinary Shares to DTC or to such other clearing service or issuer of depositary receipts (or their nominees, in either case) as may be necessary or expedient, and each such SPAC Shareholder shall hold such Company Class A Ordinary Shares in book-entry form or through a holding of depositary receipts and DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be), will be the holder of record of such Company Class A Ordinary Shares.
(c)   Promptly following the date that is one (1) year after the First Effective Time, the Company shall instruct the Exchange Agent to deliver to the Company all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Merger Consideration that remains unclaimed shall be returned to the Company and the unclaimed Company Ordinary Shares comprising the Merger Consideration shall be held by the Company as treasury shares, and any Person that was a holder of SPAC Shares (other than any SPAC Shares referred to in Section 2.3(e), Redeeming SPAC Shares and any Dissenting SPAC Shares) as of immediately prior to the First Effective Time that has not claimed their applicable portion of the Merger Consideration in accordance with this Section 2.5 prior to the date that is one (1) year after the First Effective Time, may (subject to applicable abandoned property, escheat and similar Laws) claim from the Company, and the Company shall promptly transfer and deliver, such applicable portion of the Merger Consideration without any interest thereupon. None of the Parties or Surviving Entity 2 or the Exchange Agent shall be liable to any Person in respect of any of the Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any portion of the Merger Consideration shall not have not been claimed immediately prior to such date on which any amounts payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Authority, any such amount shall, to the extent permitted by applicable Law, become the property of the Company, free and clear of all claims or interest of any Person previously entitled thereto.
Section 2.6.   Further Assurances.   If, at any time after the First Effective Time, any further action is necessary, proper or advisable to carry out the purposes of this Agreement, SPAC and Merger Sub 1 (or their respective designees) shall take all such actions as are necessary, proper or advisable under applicable Laws, so long as such action is consistent with and for the purposes of implementing the provisions of this Agreement.
Section 2.7.   Dissenter’s Rights.
(a)   Subject to Section 2.2(c)(ii) but notwithstanding any other provision of this Agreement to the contrary and to the extent available under the Cayman Act, SPAC Shares that are issued and outstanding immediately prior to the First Effective Time and that are held by SPAC Shareholders who shall have validly exercised their dissenters’ rights for such SPAC Shares in accordance with Section 238 of the Cayman Act and otherwise complied with all of the provisions of the Cayman Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting SPAC Shares,” and the holders of such Dissenting SPAC Shares being the “Dissenting SPAC Shareholders”) shall not be converted into, and such Dissenting SPAC Shareholders shall have no right to receive, the applicable Merger Consideration unless and until such Dissenting SPAC Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Act. The SPAC Shares owned by any SPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Act shall cease to be Dissenting SPAC Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the First Effective Time, the right to receive the applicable Merger Consideration, without any interest thereon in accordance with Section 2.3(c).
(b)   Prior to the Closing, SPAC shall give the Company (i) prompt written notice of any demands for dissenters’ rights received by SPAC from SPAC Shareholders and any withdrawals of such demands and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for dissenters’ rights under the Cayman Act. SPAC shall not, except with the prior written consent of the Company, make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a SPAC Shareholder of its rights to dissent from the First Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.
Section 2.8.   Withholding.   Notwithstanding anything to the contrary in this Agreement, each of the Parties (and their respective Affiliates and Representatives) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law. Other than in respect of amounts subject to compensatory withholding, each of the Parties (or their respective Affiliates or Representatives) shall use commercially reasonable efforts to notify the Person in respect of whom such deduction or withholding is expected to be made at least five (5) Business

Days prior to making any such deduction or withholding, which notice shall be in writing and include the amount of and basis for such deduction or withholding. Each of the Parties (or their Affiliates or Representatives), as applicable, shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. To the extent that amounts are so withheld by the Parties (or their Affiliates or Representatives), as the case may be, and timely paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as set forth in the disclosure letter delivered to SPAC by the Company on the date of this Agreement (the “Company Disclosure Letter”), or (b) as otherwise explicitly contemplated by this Agreement, the Company represents and warrants to SPAC as of the date of this Agreement as follows:
Section 3.1.   Organization, Good Standing and Qualification.   The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole. Prior to the execution of this Agreement, true and accurate copies of the Company Charter, the Investors Rights Agreement and the Organizational Documents of the other Group Companies, each as in effect as of the date of this Agreement, have been made available by or on behalf of the Company to SPAC, such governing documents are in full force and effect, and the Company and each of the Group Companies is not in default of any term or provision of such governing documents in any material respect.
Section 3.2.   Subsidiaries.   A complete list, as of the date of this Agreement, of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, outstanding Equity Securities, and holders of Equity Securities, as applicable, is set forth on Section 3.2 of the Company Disclosure Letter. Except as set forth in Section 3.2 of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interests in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, company, partnership, joint venture or business association or other entity. Each Subsidiary of the Company has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing (to the extent such concept is applicable in such Subsidiary’s jurisdiction of formation) as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in such Subsidiary’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.
Section 3.3.   Capitalization of the Company.
(a)   As of the date of this Agreement, the authorized share capital of the Company is $50,000 divided into 10,000,000,000 shares of $0.000005 par value each, comprised of (x) 9,923,950,082 ordinary shares of the Company, par value of $0.000005 each, of which 198,035,714 ordinary shares are issued and outstanding as of the date of this Agreement and (y) 76,049,918 Preferred Shares, of which (i) 5,043,104 shares are designated Series Angel Preferred Shares, all of which are issued and outstanding as of the date of this Agreement, (ii) 24,464,286 shares are designated Series A Preferred Shares, all of which are issued and outstanding as of the date of this Agreement, (iii) 24,612,081 shares are designated Series A+ Preferred Shares, all of which are issued and outstanding as of the date of this Agreement,

(iv) 7,164,480 shares are designated Series A++ Preferred Shares, all of which is issued and outstanding as of the date of this Agreement, and (v) 14,765,967 shares are designated Series B Preferred Shares, all of which are issued and outstanding as of the date of this Agreement.
(b)   Set forth in Section 3.3(b) of the Company Disclosure Letter is a true and correct list of each holder of Company Shares and the number of Company Shares held by each such holder as of the date hereof. Except as set forth in Section 3.3(b) of the Company Disclosure Letter, there are no other shares of the Company issued or outstanding as of the date of this Agreement. All of the issued and outstanding Company Shares (w) have been duly authorized and validly issued and allotted and are fully paid and non-assessable; (x) have been offered, sold and issued by the Company in compliance with applicable Law, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the Company Charter and (2) any other applicable Contracts governing the issuance or allotment of such securities to which the Company is a party or otherwise bound; and (y) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Company Charter, the Investors Rights Agreement or any other Contract, in any such case to which the Company is a party or otherwise bound.
(c)   Except as otherwise set forth in this Section 3.3 or on Section 3.3(c) of the Company Disclosure Letter or as contemplated by this Agreement or the other Transaction Documents, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for Company Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other Equity Securities of the Company, or for the repurchase or redemption by the Company of shares or other Equity Securities of the Company or the value of which is determined by reference to shares or other Equity Securities of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any Company Shares or other Equity Securities of the Company.
(d)   The Company shall have provided to SPAC a true, correct and anonymized list of each individual who, as of the date of this Agreement, holds Company Options, and the grant date, the number of Company Options granted and the number of Company options vested thereof as of April 30, 2022. All Company Options outstanding as of the date of this Agreement were granted pursuant to the ESOP and an option award agreement, in each case, in substantially the forms previously made available to SPAC.
Section 3.4.   Capitalization of Subsidiaries.
(a)   Except as set forth on Section 3.4(a) of the Company Disclosure Letter or as contemplated by this Agreement or the other Transaction Documents, the outstanding share capital or other Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and allotted, and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold, issued and allotted in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Organizational Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance or allotment of such securities to which such Subsidiary is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such Subsidiary or any other Contract, in any such case to which each such Subsidiary is a party or otherwise bound.
(b)   Except as contemplated by this Agreement or the other Transaction Documents, the Company owns, directly or indirectly through its Subsidiaries, of record and beneficially all the issued and outstanding Equity Securities of such Subsidiaries free and clear of any Encumbrances other than Permitted Encumbrances.
(c)   Except as contemplated by this Agreement or the other Transaction Documents, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of any such Subsidiary exercisable or exchangeable for any Equity Securities of such Subsidiary, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance by any such Subsidiary of additional shares, the sale of treasury shares or other Equity Securities, or for the repurchase or redemption by such Subsidiary of shares or other Equity Securities of such Subsidiary the value of which is determined by reference to shares or other Equity Securities of such Subsidiary, and there are no voting trusts, proxies or agreements of any kind which may obligate any such Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Securities.
Section 3.5.   Authorization.
(a)   Other than the Company Shareholders’ Approval, as applicable, each of the Company and each Merger Sub has all corporate power, and authority to (i) enter into, execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, and (ii) consummate the transactions contemplated hereby and thereby (including the Transactions) and perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which the Company and each Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby (including the Transactions) have been duly and validly authorized and approved by the Company Board, and the board of directors of each Merger Sub, and other than the Company Shareholders’ Approval, no other company or corporate proceeding on the part of the Company or either Merger Sub is necessary to authorize this Agreement and the other Transaction Documents to which the Company or either Merger Sub is a party. This Agreement has been, and on or prior to the Closing, the other Transaction Documents to which the Company or either Merger Sub is a party will be, duly and validly executed and delivered by the Company or either Merger Sub, as applicable, and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and on or prior to the Closing, the other Transaction Documents to which the Company or either Merger Sub is a party will constitute, a legal, valid and binding obligation of the Company, Merger Sub 1 or Merger Sub 2, as applicable, enforceable against the Company or either Merger Sub, as applicable, in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies (collectively, the “Enforceability Exceptions”).
(b)   The Company Shareholders’ Approval are the only votes and approvals of holders of Company Shares and other Equity Securities of the Company necessary in connection with execution by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby.
(c)   On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby (including the Transactions) would be in the best interests of the Company (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby (including the Transactions), and (iii) directing that this Agreement be submitted to the Company Shareholders for adoption.
Section 3.6.   Consents; No Conflicts.   Assuming the representations and warranties in Article IV are true and correct, except (a) for the Company Shareholders’ Approval, (b) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions and the publication of notification of the Mergers in the Cayman Islands Government Gazette pursuant to the Cayman Act and (c) for such other filings, notifications, notices, submissions, applications or consents the failure of which to be obtained or made would not, individually or in the aggregate, have, or reasonably be likely to have, a material effect on the ability of the Company to enter into and perform its obligations under this Agreement, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of the

Company, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by the Company does not, and the consummation by the Company of the transactions contemplated hereby and thereby will not, assuming the representations and warranties in Article IV are true and correct, and except for the matters referred to in clauses (a) through (c) of the immediately preceding sentence, (i) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of any Group Company) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of any Group Company, each as currently in effect, (C) any applicable Law, (D) any Material Contract or (ii) result in the creation of any Encumbrance upon any of the properties or assets of any Group Company other than any restrictions under federal or state securities laws, this Agreement, the Company Charter and Permitted Encumbrances, except in the case of sub-clauses (A), (C), and (D) of clause (i) or clause (ii), as would not have a Company Material Adverse Effect.
Section 3.7.   Compliance with Laws; Consents; Permits.   Except as disclosed in Section 3.7 of the Company Disclosure Letter:
(a)   Except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, in the three (3) years prior to the date hereof, (i) the Group Companies are, and have been, in compliance with all applicable Laws; (ii) no Group Company, to the Knowledge of the Company, is or has been subject to any investigation by or for any Governmental Authority with respect to any violation of any applicable Laws.
(b)   In the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries has received any letter or other written communication from, and, to the Knowledge of the Company, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of (i) the revocation or suspension of any Required Governmental Authorizations issued to the Company or any of its Subsidiaries or (ii) any alleged or finding of any violation of Law in respect of the activities carried out by the Company or any of its Subsidiaries, in each case except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.
(c)   Neither the Company nor any of its Subsidiaries is, or, in the three (3) years prior to the date hereof, has been engaged in any actions, proceedings, demands, inquiries, investigations, or hearings before any court, statutory or governmental body, department, board or agency relating to applicable Anti-Corruption Laws, Trade Control Laws or Anti-Money Laundering Laws, and to the Knowledge of the Company, no such action, proceeding, demand, inquiry, investigation or hearing has been threatened. No Group Company has made, or, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any violation, potential violation, or liability arising under or relating to any Anti-Corruption Laws, Trade Control Laws or Anti-Money Laundering Laws. No Group Company is aware of any event, fact or circumstance that has occurred or exists that is reasonably likely to result in a finding of noncompliance with any Anti-Corruption Laws, Trade Control Laws or Anti-Money Laundering Laws.
(d)   Neither the Company, any of its Subsidiaries, any of their respective directors, officers, employees, nor, to the Knowledge of the Company, agents or any other Persons acting for or on behalf of the Company or any of its Subsidiaries has at any time in the three (3) years prior to the date hereof: (i) made any bribe, influence payment, kickback, payoff, or any other type of payment (whether tangible or intangible) or provided any benefits that would be unlawful under any applicable anti-bribery or anti-corruption (governmental or commercial) laws (including, for the avoidance of doubt, any guiding, detailing or implementing regulations), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official or commercial entity to obtain a business advantage, such as the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other applicable local or foreign anti-corruption or anti-bribery Law (collectively, “Anti-Corruption Laws”); (ii) has taken any action in violation of any Anti-Corruption Law, offered, paid, given, promised to pay or give, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government

Official in his official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to improperly influence or affect any act, decision or omission of any Governmental Authority or commercial enterprise owned or controlled by any Governmental Authority, or (E) assisting the Company or any of its Subsidiaries, or any agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries, in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anti-Corruption Law, or (iv) has made or authorized any other Person to make any payments or transfers of value which had the purpose or effect of commercial bribery or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business.
(e)   Neither the Company, any of its Subsidiaries, any of their respective directors or officers, nor, to the Knowledge of the Company, and of their respective employees or agents acting for or on their behalf, has at any time in the three (3) years prior to the date hereof been found by a Governmental Authority to have violated any Anti-Corruption Laws, Trade Control Laws or Anti-Money Laundering Laws, or, to the Knowledge of the Company, is subject to any indictment or any government investigation with respect to any Anti-Corruption Laws, Trade Control Laws or Anti-Money Laundering Laws.
(f)   Neither the Company, any of its Subsidiaries, any of their respective directors, officers, employees, nor, to the Knowledge of the Company, agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries, is a Prohibited Person, and no Prohibited Person has at any time in the three (3) years prior to the date hereof been given an offer to become an employee, officer, consultant or director of the Company or any of its Subsidiaries. None of the Company nor any of its Subsidiaries has at any time in the three (3) years prior to the date hereof conducted or agreed to conduct any business, or knowingly entered into or agreed to enter into any transaction with a Prohibited Person in violation of any Trade Control Laws or otherwise violated any Trade Control Laws.
(g)   Except as disclosed in Section 3.7(g) of the Company Disclosure Letter, each of the Group Companies has all material approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Authority (each, a “Material Permit”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted in all material respects. The Material Permits are in effect and have been complied with in all material respects. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice that any Governmental Authority that has issued any Material Permit intends to suspend, cancel, terminate, or not renew any such Material Permit, except to the extent such Material Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby or may be terminated in the ordinary and usual course of a reissuance or replacement process.
(h)   None of the Group Companies incorporated within PRC is or, following the completion of the VIE Restructuring, will be engaged in any business falling under the current Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) promulgated by the PRC government which took effect on January 1, 2022.
(i)   The Group Companies have carried out the VIE Restructuring in material compliance with all applicable Laws and no Group Company is or has been subject to any investigation by or for any Governmental Authority with respect to any violation of any applicable Laws related to the VIE Restructuring. Neither the Company nor any of its Subsidiaries has received any letter or other written communication from, and, to the Knowledge of the Company, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of any alleged or finding of any violation of Law in respect of the VIE Restructuring.
Section 3.8.   Tax Matters.
(a)   All material Tax Returns required to be filed by or with respect to each Group Company have been timely filed (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by any Group Company have been timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.
(b)   No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of a Group Company have been asserted in writing by, and to the Knowledge of the Company, no written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to such Tax Returns or any Taxes of a Group Company has been received from, any Tax authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is currently outstanding.
(c)   No material claim that is currently outstanding has been made in writing in the past three years (or, to the Knowledge of the Company, at any time) by any Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction.
(d)   Except as contemplated by this Agreement, the Transaction Documents, or the Transactions, the Company has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.
(e)   To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code a “PFIC” for its current taxable year. Neither the Company nor any of its Subsidiaries is treated (i) as an “expatriated entity” as defined in Section 7874(a)(2)(A) of the Code, (ii) as a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or (iii) otherwise as a domestic corporation as a result of the application of Section 7874(b) of the Code.
(f)   The Company and Merger Sub 1 each is and since its formation has been treated as a foreign corporation (within the meaning of the Code) for U.S. federal and applicable state and local income Tax purposes. Merger Sub 2 has elected (or will elect) to be treated as an entity which is disregarded as an entity separate from its owner (within the meaning of Section 301.7701-2 of the Treasury Regulations) for U.S. federal and applicable state and local income Tax purposes, as of the effective date of its formation and has not subsequently changed such classification.
(g)   There are no liens for material Taxes (other than such liens that are Permitted Encumbrances) upon the assets of any Group Company.
(h)   Each Group Company has complied in all material respects with all applicable transfer pricing requirement imposed by any Governmental Authority.
(i)   Each Group Company is in compliance with all terms and conditions of any material Tax incentives, exemption, holiday or other material Tax reduction agreement or order of a Governmental Authority applicable to a Group Company, and the consummation of the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such material Tax incentives, exemption, holiday or other material Tax reduction agreement or order.
Section 3.9.   Financial Statements.
(a)   The Company has made available to SPAC true and complete copies of the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021, and the related audited consolidated statements of income and profit and loss, and cash flows, for the fiscal year then ended (the “Audited Financial Statements”).
(b)   The Company has made available to SPAC true and complete copies of the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2022, and the related unaudited consolidated statements of income and profit and loss, and cash flows, for the fiscal year then ended (the “Management Accounts” and together with the Audited Financial Statements, the “Company Financial Statements”).

(c)   The Company Financial Statements delivered by the Company (i) have been prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) fairly present, in all material respects, the financial condition and the results of operations and cash flow of the Company and its Subsidiaries on a consolidated basis as of the dates indicated therein and for the periods indicated therein, except in the case of the Management Accounts as set forth on Section 3.9(c) of the Company Disclosure Letter and subject in the case of the Management Accounts to (A) normal year-end adjustments or and (B) the absence of footnotes required under GAAP, (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), except in the case of the Management Accounts as set forth on Section 3.9(c) of the Company Disclosure Letter and except that the Management Accounts (A) are subject to adjustments by auditors or normal year-end adjustments and (B) do not include the footnotes required under GAAP and (iv) in the case of any audited financial statements delivered in accordance with Section 5.9, will, when so delivered, (A) be audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board and (B) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X).
(d)   Except as set forth in Section 3.9(d) of the Company Disclosure Letter, the Company maintains a system of internal accounting controls which is reasonably sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(e)   Since December 31, 2021, none of the Company or its Subsidiaries has been made aware in writing of (i) any fraud that involves the Company’s or any Subsidiary’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (ii) to the Knowledge of the Company, any allegation, assertion or claim regarding any of the foregoing.
Section 3.10.   Absence of Changes.   Except as set forth in Section 3.10 of the Company Disclosure Letter, since December 31, 2021, (a) to the date of this Agreement, the Group Companies have operated their business in the Ordinary Course, (b) the Group Companies have not sold, transferred or otherwise disposed of ownership in any material Company IP or material Business Data, and (c) there has not been any occurrence of any event which would have a Company Material Adverse Effect.
Section 3.11.   Actions.
(a)   (i) There is no Action pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, or any of their respective directors or officers (solely in their capacity as such), and (ii) there is no judgment or award unsatisfied against the Company or any of its Subsidiaries, nor is there any Governmental Order in effect and binding on the Company or any of its Subsidiaries or their respective directors or officers (solely in their capacity as such) or assets or properties, except in each case, as would not, individually or in the aggregate, (A) have, or reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations contemplated hereby (including, for the avoidance of doubt, the completion of the VIE Restructuring), or (B) be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.
(b)   (i) No order has been made, petition presented and received by any Group Company, resolution of any Group Company passed or meeting of any Group Company convened for the purpose of considering a resolution for the dissolution and liquidation of any Group Company or the establishment of a liquidation group of any Group Company, (ii) no administrator has been appointed for any Group Company nor to the Knowledge of the Company steps taken to appoint an administrator, and (iii) to the Knowledge of the Company, there are no Actions under any applicable insolvency, bankruptcy or reorganization Laws concerning any Group Company.

Section 3.12.   Undisclosed Liabilities.   Neither the Company nor any of its Subsidiaries has any Liabilities that would be required to be reflected or reserved on a balance sheet in accordance with GAAP, except for Liabilities (a) set forth in the Audited Financial Statements that have not been satisfied since December 31, 2021, (b) that are Liabilities incurred since December 31, 2021 in the Ordinary Course, (c) that are executory obligations under any Contract to which the Company or any of its Subsidiaries is a party or by which it is bound, (d) set forth in Section 3.12 of the Company Disclosure Letter, (e) arising under this Agreement or other Transaction Documents, (f) that will be discharged or paid off prior to the Closing, or (g) which would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.
Section 3.13.   Material Contracts and Commitments.
(a)   Section 3.13(a) of the Company Disclosure Letter contains a true and correct list of all Material Contracts as of the date of this Agreement and as of the date of this Agreement no Group Company is a party to or bound by any Material Contract that is not listed in Section 3.13(a) of the Company Disclosure Letter. True and complete copies of each Material Contract, including all material amendments, modifications, supplements, exhibits and schedules and addenda thereto, have been made available to SPAC.
(b)   Except for any Material Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date or the termination of which is otherwise contemplated by this Agreement, each Material Contract listed on Section 3.13(a) of the Company Disclosure Letter is (A) in full force and effect and (B) represents the legal, valid and binding obligations of the applicable Group Company which is a party thereto and, to the Knowledge of the Company, represents the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the business of the Company and its Subsidiaries, taken as a whole, (x) the applicable Group Company has duly performed all of its material obligations under each such Material Contract as set forth in Section 3.13(a) of the Company Disclosure Letter to which it is a party to the extent that such obligations to perform have accrued, (y) no breach or default thereunder by the Group Company with respect thereto, or, to the Knowledge of the Company, any other party or obligor with respect thereto, has occurred, and (z) no event has occurred that with notice or lapse of time, or both, would constitute such a default or breach of such Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, or would entitle any third party to prematurely terminate any Material Contract.
(c)   None of the Group Companies has within the last twelve (12) months provided to or received from the counterparty to any Material Contract written notice or written communication to terminate, or not renew, any Material Contract.
(d)   All Contracts required to be transferred to or from a Group Company in connection with the VIE Restructuring (i) have been transferred in compliance with applicable Laws, except for the Contracts listed in Section 3.13(d) of the Company Disclosure Letter, (ii) are in full force and effect and (iii) represent the legal, valid and binding obligations of the applicable Group Company which is a party thereto and, to the Knowledge of the Company, represents the legal, valid and binding obligations of the counterparties thereto. None of the Group Companies has provided to or received from the counterparty to any such Contract written notice or written communication to terminate, or not renew, any such Contract.
(e)   The VIE Restructuring has not altered or impaired the conduct of the business of the Group Companies, including the offerings of any Company Products, and after the completion of the VIE Restructuring will not alter or impair the conduct of the business of the Group Companies as currently proposed to be conducted.
Section 3.14.   Title; Properties.
(a)   Neither the Company nor any of its Subsidiaries owns any real property.
(b)   Each of the Group Companies has good and valid title to all of the assets owned by it, whether tangible or intangible (including those reflected in the Management Accounts, together with all assets acquired thereby since December 31, 2021, including any tangible or intangible assets that have been acquired since December 31, 2021 in connection with the VIE Restructuring, but excluding any tangible or intangible assets that have been disposed of since December 31, 2021 in the Ordinary Course or in connection with the VIE Restructuring), and in each case free and clear of all Encumbrances, other than Permitted Encumbrances. For clarity, the foregoing Section 3.14(b) does not apply to Intellectual Property and Business Data, which is addressed in Section 3.15.
(c)   No Group Company owns or has ever owned or has a leasehold interest in any real property other than as held pursuant to their respective leases or leasehold interests (including tenancies) in such property (each Contract evidencing such interest, a “Company Lease”, and any Company Lease involving rent payments in excess of $1,000,000 on an annual basis, a “Company Material Lease”). Section 3.14(c) of the Company Disclosure Letter sets forth as of the date of this Agreement each Company Material Lease that is currently effective and the address of the property demised under each such Company Material Lease. Each Company Lease is in material compliance with applicable Law, and all Governmental Orders required under applicable Law in respect of any Company Lease have been obtained, including with respect to the operation of such property and conduct of business on such property as now conducted by the applicable Group Company which is a party to such Company Lease, except in any such case where the failure to so be in compliance or obtain such Governmental Order would not, individually or in the aggregate, be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.
(d)   Each Company Lease is a valid and binding obligation of the applicable Group Company, enforceable in accordance with its terms against such Group Company, and to the Knowledge of the Company, each other party thereto, subject to the Enforceability Exceptions. There is no material breach by the relevant Group Company under any Company Lease.
(e)   To the Knowledge of the Company, no Person or Governmental Authority has challenged, disputed, or threatened in writing to challenge or dispute, a Group Company’s right to occupy, use or enjoy each Leased Real Property subject to the Company Leases as such leased property is currently occupied, used or enjoyed.
(f)   No Group Company has received any written notice alleging a material breach of any covenant, restriction, burden or stipulation from any person or Governmental Authority in relation to the existing use of any Leased Real Property, and to the Knowledge of the Company, no circumstance exists which constitutes a breach of this type or nature.
Section 3.15.   Intellectual Property Rights and Data.
(a)   Section 3.15(a) of the Company Disclosure Letter sets forth a true and accurate list as of the date of this Agreement of all Registered IP, including: (i) with respect to Patents, the jurisdiction of filing, owner, filing number, date of issue or filing, expiration date, and title and also identifying each Patent that is material to the operation of the business of the Group Companies as currently conducted and as currently proposed to be conducted (including the offering of any Company Products); (ii) with respect to Trademarks, the jurisdiction of filing, owner, registration or application number and date of issue or with respect to domain names, the owner, domain name administrator, date of registration, and date of renewal; and (iii) with respect to registered copyrights or copyright applications, the country of filing, owner, filing number, date of issue and expiration date, and description of the covered work. Each Group Company has made all required filings and registrations (and corresponding payments of fees therefor) to Governmental Authorities in connection with all registrations and applications for the Registered IP material to the operation of business of the Group Companies. No interference, opposition, cancellation, reissue, reexamination or other proceeding (other than ex parte proceedings in the ordinary course of Intellectual Property prosecution) is or in the three (3) years prior to the date hereof has been pending or, to the Knowledge of the Company, threatened in writing, in which the scope, validity or enforceability of any Owned IP is being, or in the three (3) years prior to the date hereof has been, challenged. Each item of Registered IP is subsisting, valid and enforceable.
(b)   The Group Companies own, or have a valid right to use all Intellectual Property and Business Data used in or necessary for the conduct of the business of the Group Companies including the offering of any Company Products, as currently conducted and, to the Knowledge of the Company, as currently proposed to be conducted within the twelve (12) months after the date hereof (subject to obtainment of any necessary standard non-exclusive licenses in the ordinary course), free and clear of any Encumbrances other than Permitted Encumbrances. Except as otherwise provided under Section 3.6, all material Company IP and material Business Data will be available immediately after Closing for use and enjoyment by the Group Companies on terms substantially similar to those under which the Group Companies owned or used such Company IP and Business Data immediately prior to Closing. The Group Companies own and possess all right, title and interest in and to any Owned IP, including each item of Registered IP, free and clear of any Encumbrances other than Permitted Encumbrances. Without limiting the generality of the foregoing: Each Person (including any current or former employee or consultant of a Group Company) who is or has been involved in the authorship, discovery, development, conception, or reduction to practice of any Owned IP (including any Company Product) on behalf of the Group Companies (each an “IP Contributor”) has signed a valid and enforceable Contract containing (or has obligations by operation of Law providing): (A) an irrevocable assignment to the applicable Group Company of all such Intellectual Property authored, discovered, developed, conceived, or reduced to practice by such Person in the course of that IP Contributor’s work for or on behalf of the applicable Group Company; and (B) customary confidentiality provisions protecting such Intellectual Property, and to the Knowledge of the Company, no such IP Contributor has any conflicting obligation to any Person with respect to such Intellectual Property or has any claim, right (whether or not currently exercisable) or interest in or to any Owned IP in any material respect;
(c)   To the Knowledge of the Company, the operation of the business of the Group Companies and the Owned IP does not and, in the three (3) years prior to the date hereof, has not violated, infringed or misappropriated any Intellectual Property of any Person, nor has any Group Company received in the three (3) years prior to the date hereof any written notice alleging any of the foregoing. During the three (3) years prior to the date hereof, (i) to the Knowledge of the Company, no Person has violated, infringed or misappropriated any Owned IP in any material respect and (ii) no Group Company has given any written notice to any other Person alleging any of the foregoing. No Company Product, Owned IP, or, to the Knowledge of the Company, Intellectual Property licensed to any Group Company is subject to any proceeding or outstanding order or settlement agreement or stipulation that materially restricts in any manner the use, provision, transfer, assignment, or licensing thereof by any Group Company or materially impairs the validity, use, or enforceability of such Company Product, Owned IP, or Intellectual Property licensed to any Group Company.
(d)   (i) The Group Companies have taken reasonable steps, consistent with industry practices of companies offering similar services or products, to (a) maintain the Owned IP material to the conduct of the business of the Group Companies, and (b) protect the confidentiality of confidential information and trade secrets of the Group Companies or of any third party to whom the Group Companies owe a contractual obligation of confidentiality, and (ii) the Intellectual Property and IT Systems owned or used (or held for use) by the Group Companies are sufficient in all material respects for the conduct of the business of the Group Companies as presently conducted and as conducted during the three (3) years prior to the date of this Agreement. During the three (3) years prior to the date of this Agreement, there has been no material failure or other material substandard performance of any IT System, in each case, which has caused a material disruption to any of the Group Companies and has not been reasonably remedied.
(e)   (i) To the Knowledge of the Company, neither the Company Products nor any IT Systems contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) materially disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) materially damaging or destroying any material data or file without the user’s consent; and (ii) to the Knowledge of the Company, none of the material Company Products contain any bug, defect, or error in such a manner that would materially and adversely affect the functionality of such material Company Products. The Group Companies have taken reasonable steps to prevent the introduction into any Company Product or IT System any of the foregoing.
(f)   The Group Companies have a valid right to use and exploit the Business Data as currently exploited in connection with the business of the Group Companies and, to the Knowledge of the Company, as currently proposed to be exploited in connection with any Company Products (subject to obtainment of any necessary standard non-exclusive licenses in the ordinary course).

(g)   Except as would not have a Company Material Adverse Effect, the Company complies, and during the past three (3) years has complied, with: (i) any Contract governing the Company’s use of any API used to receive or collect Third-Party Data; (ii) any Contract governing the Company’s collection and use of any Third-Party Data collected or generated using web scraping, web crawling, or web harvesting software, or any software, service, tool, or technology that turns the unstructured data found on the internet into machine-readable, structured data; (iii) any Contract with any other Person that has provided to the Company, or from which the Company has received or collected, any Third-Party Data; and (iv) all applicable Laws relating to the Company’s collection and use of Third-Party Data and Business Data.
(h)   Each Group Company maintains or adheres to commercially reasonable policies and procedures consistent with standards in the industry relating to the ethical or responsible use of AI Technologies at and by such Group Company, including policies, protocols, and procedures for: (a) developing and implementing AI Technologies in a way that promotes transparency, accountability, and human interpretability; (b) identifying and mitigating bias in Training Data or in the AI Technologies used in the Company Products, including implicit racial, gender, or ideological bias; and (c) management oversight and approval of such Group Company employees’ and contractors’ use and implementation of AI Technologies (collectively for all Group Companies, “Company AI Policies”). During the three (3) years prior to the date of this Agreement, there has been: (i) no material actual or alleged non-compliance with any Company AI Policies; (ii) no material actual or alleged failure of a Company Product to satisfy the requirements specified in any Company AI Policies; (iii) no complaint, claim, proceeding, or litigation alleging that Training Data used in the development, improvement, or testing of any Company Product was falsified, biased, untrustworthy, or manipulated in an unethical or unscientific way and no report, finding, or impact assessment of any internal or external auditor, technology review committee, independent technology consultant, whistle-blower, transparency or privacy advocate, labor union, journalist, academic, or similar third-party that makes any such allegation; and (iv) no request from any Governmental Authority concerning any Company Product or related AI Technologies (except for requests that do not and are not reasonably expected to adversely affect in any material respect the Group Companies’ use of any Company Product or related AI Technologies) in each case of (i)  — (iv), in any material respect.
(i)   No funding, facilities or resources of any government, international organization, university, college, other educational institution, or research center was used in the development of the Company Products or Owned IP.
(j)   No source code owned by any Group Company, including any source code contained in the Company Products (collectively, the “Company Source Code”), has been delivered, licensed, or made available to any escrow agent or other Person who is not an employee or contractor of any Group Company and subject to confidentiality obligations under written and enforceable agreements (or similar obligations by operation of Law), nor does any Group Company have any duty or obligation (whether present, contingent, or otherwise) to do so. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists including the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement or the consummation of any of the Transactions contemplated by this Agreement that, with or without notice or lapse of time, will, or would reasonably be expected to, result in the delivery, license, or disclosure of any such source code to any other Person (other than an employee or contractor of any Group Company and subject to confidentiality obligations under written and enforceable agreements or similar obligations by operation of Law).
(k)   Except as disclosed in Section 3.15(k) of the Company Disclosure Letter, no Group Company has used during the three (3) years prior to the date of this Agreement or is currently using any Open Source Software in any manner that, with respect to any of the Company Products, Company Source Code, or other Company IP (other than the Open Source Software itself): (A) requires its disclosure or distribution in source code form, (B) requires the licensing thereof for the purpose of making derivative works, (C) imposes any material restriction on the consideration to be charged for the distribution thereof, (D) creates, or purports to create, material obligations for any Group Company or SPAC with respect to any Company IP owned by, or licensed to any Group Company or SPAC, or grants, or purports to grant, to any Person, any material rights or immunities under any Company IP owned by any Group Company or SPAC or (E) imposes any other material limitation, restriction, or condition on the right of any Group Company with respect to its use or distribution of any Company IP. With respect to the Open Source Software, each

Group Company is, and has at all times been, in compliance with all applicable Open Source Software licenses. Except as disclosed in Section 3.15(k) of the Company Disclosure Letter, no Open Source Software subject to a Copyleft License is embedded with, linked to, or otherwise included in, any Company Product.
Section 3.16.   Privacy and Cybersecurity.
(a)   Except as would not have a Company Material Adverse Effect, the Group Companies are, and during the three (3) years prior to the date of this Agreement have been, in compliance with Privacy Obligations, Cybersecurity Laws and Data Security Laws.
(b)   To the extent required by applicable Privacy Obligations, the Group Companies have provided notice to individuals about whom the Group Companies Process or direct the Processing of Personal Data regarding the applicable Group Company’s Personal Data Processing activities, and such notice fully and accurately discloses in all material respects how the Group Companies Process Personal Data about such individuals. Complete and correct copies of all written privacy notices have been made available to SPAC.
(c)   The Group Companies have, where required by Privacy Laws, contractually obligated third parties Processing Personal Data on behalf of the Group Companies to comply with applicable Privacy Laws.
(d)   The Group Companies have taken reasonable steps to protect and secure Business Data from loss, theft, unauthorized or unlawful Processing.
(e)   The Group Companies have contractually obligated all third parties Processing material Business Data on behalf of the Group Companies to (i) comply with applicable Privacy Obligations and (ii) take reasonable steps to protect and secure Business Data from loss, theft, unauthorized or unlawful Processing or other misuse.
(f)   The Group Companies have obtained or will obtain any and all necessary rights, approvals, permissions, and consents relating to its Processing of Personal Data necessary in connection with the transactions contemplated by this Agreement such that the transaction will not violate in any material respect any Privacy Laws, except to the extent attributable to the actions or omissions of a third party, including the Merger Subs and/or SPAC.
(g)   The Group Companies have implemented and maintained a written information security program that is comprised of reasonable and appropriate policies and technical, physical, administrative and organizational security measures designed to ensure a level of protection, security, confidentiality, integrity and availability of the information technology software and systems utilized by any Group Company in the operation of the business of the Company and its Subsidiaries (“IT Systems”) as appropriate for the risk, including by being designed to protect all Business Data Processed thereby, against loss, theft, unauthorized access, unauthorized disclosure or unlawful Processing, or other misuse, as reasonably consistent with (i) reasonable practices in the industry in which the Group Companies operate, and (ii) the Group Companies’ Privacy Obligations, including, but not limited to, business continuity and disaster recovery plans.
(h)   Except as would not have a Company Material Adverse Effect, during the three (3) years prior to the date of this Agreement there has been no Security Incident or other breach of security or unauthorized access by third parties to (i) the IT Systems, (ii) confidential information, or (iii) any Personal Data collected, held, or otherwise managed by or, to the Knowledge of the Company, on behalf of any Group Company with respect to the business of any Group Company. During the three (3) years prior to the date of this Agreement, no Group Company has been notified in writing, or been required by any Privacy Obligation or Governmental Authority to notify in writing, any Person of any Security Incident.
(i)   The Group Companies use reasonable efforts to execute agreements with all employees, agents, and consultants to the Company or its Subsidiaries who have access to or Process Business Data of the Company’s or its Subsidiaries’ containing obligations to maintain the confidentiality and security of Business Data, and where Personal Data is accessed or processed, to inform them of the relevant written Privacy Policies, if applicable.
(j)   During the three (3) years prior to the date of this Agreement, no Group Company has: (i) received any written notice of any claims, investigations (including investigations by a Governmental Authority), or alleged material violations of Privacy Obligations; (ii) received any written complaints, correspondence or other communications from or on behalf of an individual or any other personal claiming a right to compensation under any applicable Privacy Obligation, or alleging any material breach of any applicable Privacy Obligation; or (iii) been subject to any data protection enforcement action (including any fine or other sanction) from any Governmental Authority with respect to Personal Data under the custody or control of the Group Companies.
Section 3.17.   Labor and Employee Matters.
(a)   Section 3.17(a) of the Company Disclosure Letter sets forth a complete and correct list of each Benefit Plan.
(b)   Except as disclosed in Section 3.17(b) of the Company Disclosure Letter or as would not have be material to the business of the Group taken as a whole, (i) the Company and each of its Subsidiaries is, and for the three (3) years prior to the date hereof has been, in compliance with all applicable Law related to labor or employment, including provisions thereof relating to wages and payrolls, working hours and resting hours, overtime, working conditions, benefits, recruitment, retrenchment, retirement, pension, minimum employment and retirement age, equal opportunity, discrimination, worker classification, occupational health and safety, wrongful discharge, layoffs or plant closings, immigration, employees provident fund (including compulsory housing fund), social security organization and collective bargaining, trade union, compulsory employment insurance, work and residence permits, public holiday and leaves, labor disputes, statutory labor or employment reporting and filing obligations and contracting arrangements; (ii) there is no pending or, to the Knowledge of the Company, threatened in writing Action relating to the violation of any applicable Law by the Company or any of its Subsidiaries related to labor or employment, including any charge or complaint filed by any of its current or former employees, directors, officers, individual consultants, or individual contractors with any Governmental Authority or the Company or any of its Subsidiaries; and (iii) the Company and its Subsidiaries have properly classified for all purposes (including (x) for Tax purposes, (y) for purposes of minimum wage and overtime and (z) for purposes of determining eligibility to participate in any statutory and non-statutory Benefit Plan) all Persons who have performed services for or on behalf of each such entity, and have properly withheld and paid all applicable Taxes and statutory contributions and made all required filings in connection with services provided by such persons to the Company and its Subsidiaries in accordance with such classifications.
(c)   Except as disclosed in Section 3.17(c) of the Company Disclosure Letter or would not be material to the business of the Group taken as a whole, (i) each of the Benefit Plans (A) has been operated and administered in accordance with its terms, (B) is in compliance with all applicable Law, and, all contributions to each Benefit Plan have been timely made, and, to the Knowledge of the Company, no event, transaction or condition has occurred or exists that would result in any Liability to any of the Company and any of its Subsidiaries under any Benefit Plan; (ii) there are no pending or, to the Knowledge of the Company, threatened in writing Actions involving any Benefit Plan (except for routine claims for benefits payable in the normal operation of any Benefit Plan) and to the Knowledge of the Company, no facts or circumstances exist that could give rise to any such Actions; (iii) no Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration; and (iv) the Company and each of its Subsidiaries is in compliance with all applicable Laws and Contracts relating to its provision of any form of social insurance, and has paid, or made provision for the payment of, all social insurance contributions required under applicable Law and Contracts.
(d)   Neither the execution or delivery of any of the Transaction Documents to which the Company is a party nor the consummation of the transactions contemplated thereunder (either alone or in combination with another event) will or will reasonably be expected to (i) result in any payment or benefit becoming due to any Company employees or any current or former director, officer, employee, individual independent contractor or individual consultant of the Company or any of its Subsidiaries; (ii) increase the amount of compensation or any benefits otherwise payable under any of the Benefit Plans; and (iii) result in any acceleration of the time of payment, exercisability, funding or vesting of any such benefits, or provide any additional rights or benefits with respect to, any compensation or benefits payable to any current or former director, officer, employee, individual independent consultant or individual independent service provider of the Company or its Subsidiaries; (iv) limit or restrict the ability of the Company to merge, amend, or terminate any Benefit Plan; or (v) result in the payment of any amount (whether in cash or property or the vesting of property) that could, individually or in combination with any other such payment, constitute “excess parachute payments” within the meaning of Section 280G(b) of the Code or result in the imposition on any Person of an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries or any ERISA Affiliate thereof has any Liability with respect to or under: (i) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; or (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA. No Benefit Plan is subject to ERISA or the Code or U.S. Law.
(e)   Except as disclosed in Section 3.17(e) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, as of the date of this Agreement (i) no employee of the Company or any of its Subsidiaries is represented by a Union; (ii) neither the Company nor any of its Subsidiaries is negotiating any collective bargaining agreement or other Contract with any Union; (iii) to the Knowledge of the Company, there is no effort currently being made or threatened by or on behalf of any Union to organize any employees of the Company or any of its Subsidiaries; and (iv) there are no labor disputes (including any work slowdown, lockout, stoppage, picketing or strike) pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No notice, consent or consultation obligations with respect to any employee of the Company or any of its Subsidiaries or any Union will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.
(f)   All employees and contractors transferred to or from a Group Company in connection with the VIE Restructuring (i) have been transferred in compliance with applicable Laws in all material respects, including with respect to the payment of any severance, (ii) for those transferred to a Group Company, are currently working for a Group Company pursuant to a written Contract with the applicable Group Company, and (iii) there are currently no material employment-related disputes with any such employees related to the transfer of employment.
Section 3.18.   Brokers.   Except as set forth in Section 3.18 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of the Company or any of its Controlled Affiliates.
Section 3.19.   Environmental Matters.   Except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole (i) the Group Companies are in compliance in all material respects with the applicable Environmental Laws in the respective jurisdictions where they conduct their business, including obtaining and complying in all material respects with all permits, licenses, consents and other authorizations required pursuant to applicable Environmental Laws for the lawful operation of their business as currently conducted; and (ii) no Group Company has in the three (3) years prior to the date hereof received any written notice of any actual or alleged material non-compliance with or material liability under Environmental Laws.
Section 3.20.   Insurance.   Section 3.20 of the Company Disclosure Letter sets forth each insurance policy (excluding, for the avoidance of doubt, the social insurance and other statutory insurance mandated by Law) of the Group Companies. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement. To the Knowledge of the Company, (a) no material claims have been made which remain outstanding and unpaid under such insurance policies, and (b) no circumstances exist that would reasonably be expected to give rise to a material claim of under such insurance policies.
Section 3.21.   Company Related Parties.   Except as set forth in Section 3.21 of the Company Disclosure Letter, the Company has not engaged in any transactions with Related Parties that would be required to be disclosed in the Proxy/Registration Statement.
Section 3.22.   Proxy/Registration Statement.   The information supplied or to be supplied by the Company, any of its Subsidiaries or their respective Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, and (c) the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or their respective Representatives.
Section 3.23.   No Additional Representations or Warranties.   The Company acknowledges and agrees that neither SPAC nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever to the Company beyond those set forth in Article IV.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SPAC
Except (a) as set forth in any SPAC SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, any disclosures in any forward-looking statements disclaimer and any other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such SPAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.2, Section 4.6 and Section 4.13); (b) as set forth in the disclosure letter delivered by SPAC to the Company on the date of this Agreement (the “SPAC Disclosure Letter”); or (c) as otherwise explicitly contemplated by this Agreement, SPAC represents and warrants to the Company as of the date of this Agreement as follows:
Section 4.1.   Organization, Good Standing, Corporate Power and Qualification.   SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. SPAC is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to SPAC. Prior to the execution of this Agreement, a true and correct copy of the SPAC Charter has been made available by or on behalf of SPAC to the Company, the SPAC Charter is in full force and effect, and SPAC is not in default of any term of provision of the SPAC Charter in any material respect.
Section 4.2.   Capitalization and Voting Rights.
(a)   Capitalization of SPAC.   As of the date of this Agreement, the authorized share capital of SPAC consists of $55,500 divided into (i) 500,000,000 SPAC Class A Ordinary Shares, of which 25,497,614 SPAC Class A Ordinary Shares are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 SPAC Class B Ordinary Shares, of which 7,500,000 SPAC Class B Ordinary Shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preference shares of par value $0.0001 each, of which no preference share is issued and outstanding as of the date of this Agreement. There are no other issued or outstanding SPAC Shares as of the date of this Agreement. All of the issued and outstanding SPAC Shares (i) have been duly authorized and validly issued and allotted and are fully paid and non-assessable; (ii) have been offered, sold and issued by SPAC in compliance with applicable Law, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter, and (2) any other applicable Contracts governing the issuance or allotment of such securities to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound.
(b)   As of the date of this Agreement, 4,502,386 SPAC Units are issued and outstanding (in respect of which 4,502,386 SPAC Class A Ordinary Shares and up to 2,251,193 SPAC Warrants would be issued if these

SPAC Units were separated on the date hereof pursuant to Section 2.3(a)). There are no other issued or outstanding SPAC Units as of the date of this Agreement. All of the issued and outstanding SPAC Units (i) have been duly authorized and validly issued; (ii) have been offered, sold and issued by SPAC in compliance with applicable Law, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter, and (2) any other applicable Contracts governing the issuance of such SPAC Units to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound.
(c)   As of the date of this Agreement, 21,620,789 SPAC Warrants are issued and outstanding. The SPAC Warrants are exercisable for 21,620,789 SPAC Class A Ordinary Shares. The SPAC Warrants are not exercisable until the later of (x) thirty (30) days after the closing of a Business Combination and (y) twelve (12) months from the closing of the IPO. All outstanding SPAC Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, subject to the Enforceability Exceptions; (ii) have been offered, sold and issued by SPAC in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter and (2) any other applicable Contracts governing the issuance of such securities to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound. Except for the SPAC Charter or this Agreement, there are no outstanding Contracts of SPAC to repurchase, redeem or otherwise acquire any SPAC Shares.
(d)   Except as set forth in this Section 4.2 or Section 4.2 of the SPAC Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of SPAC exercisable or exchangeable for SPAC Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other Equity Securities of SPAC, or for the repurchase or redemption of shares or other Equity Securities of SPAC or the value of which is determined by reference to shares or other Equity Securities of SPAC, and there are no voting trusts, proxies or agreements of any kind which may obligate SPAC to issue, purchase, register for sale, redeem or otherwise acquire any SPAC Shares or other Equity Securities of SPAC.
Section 4.3.   Corporate Structure; Subsidiaries.   SPAC has no Subsidiaries, and does not own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. SPAC is not obligated to make any investment in or capital contribution to or on behalf of any other Person.
Section 4.4.   Authorization.
(a)   Other than the SPAC Shareholders’ Approval, SPAC has all requisite corporate power and authority to (i) enter into, execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, and (ii) consummate the transactions contemplated hereby and thereby (including the Transactions) and perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which SPAC is a party and the consummation of the transactions contemplated hereby and thereby (including the Transactions) have been duly and validly authorized and approved by the SPAC Board and, other than the SPAC Shareholders’ Approval, no other company or corporate proceeding on the part of SPAC is necessary to authorize this Agreement and the other Transaction Documents to which SPAC is a party and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and at or prior to the Closing, the other Transaction Documents to which SPAC is a party will be, duly and validly executed and delivered by SPAC, and this Agreement constitutes, and on or prior to the Closing, the other Transaction Documents to which SPAC is a party will constitute, a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

(b)   Assuming that a quorum (as determined pursuant to the SPAC Charter) is present:
(i)   The approval and authorization of the First Merger and the First Plan of Merger shall require approval by a special resolution passed by the affirmative vote of SPAC Shareholders holding at least two-thirds of the outstanding SPAC Shares which, being so entitled, are voted thereon in person or by proxy at a general meeting of SPAC of which notice specifying the intention to propose the resolution as a special resolution has been duly given, pursuant to the terms and subject to the conditions of the SPAC Charter and applicable Law; and
(ii)   The approval and authorization of this Agreement and the Transactions as a Business Combination and the adoption and approval of a proposal for the adjournment of the SPAC Shareholders’ Meeting in each case shall require approval by an ordinary resolution passed by the affirmative vote of SPAC Shareholders holding at least a majority of the outstanding SPAC Shares which, being so entitled, are voted thereon in person or by proxy at a general meeting of SPAC, pursuant to the terms and subject to the conditions of the SPAC Charter and applicable Law.
(c)   The SPAC Shareholders’ Approval are the only votes of any SPAC Shares necessary in connection with execution of this Agreement and the other Transaction Documents to which SPAC is a party by SPAC and the consummation of the transactions contemplated hereby and thereby.
(d)   On or prior to the date of this Agreement, the SPAC Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which SPAC is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Transactions) are advisable and fair to, and in the best interests of, SPAC and constitute a Business Combination, (ii) authorizing and approving the execution, delivery and performance by SPAC of this Agreement and the other Transaction Documents to which SPAC is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Transactions) (iii) making the SPAC Board Recommendation, and (iv) directing that this Agreement, the Transaction Documents and the Transactions be submitted to the SPAC Shareholders for adoption at an extraordinary general meeting called for such purpose pursuant to the terms and conditions of this Agreement.
Section 4.5.   Consents; No Conflicts.   Assuming the representations and warranties in Article III are true and correct, except (a) for the SPAC Shareholders’ Approval, (b) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions and the publication of notification of the Mergers in the Cayman Islands Government Gazette pursuant to the Cayman Act and (c) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not individually or in the aggregate, have, or reasonably be expected to have, a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of SPAC, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by SPAC does not, and the consummation by SPAC of the transactions contemplated hereby and thereby will not (assuming the representations and warranties in Article III are true and correct, except for the matters referred to in clauses (a) through (c) of the immediately preceding sentence) (i) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of SPAC) or cancellation under, (A) any Governmental Order, (B) the SPAC Charter, (C) any applicable Law, (D) any Contract to which SPAC is a party or by which its assets are bound, or (ii) result in the creation of any Encumbrance upon any of the properties or assets of SPAC other than any restrictions under federal or state securities laws, this Agreement or the SPAC Charter, except in the case of sub-clauses (A), (C), and (D) of clause (i) or clause (ii), as would not have a SPAC Material Adverse Effect.
Section 4.6.   Tax Matters.
(a)   All material Tax Returns required to be filed by or with respect to SPAC have been timely filed (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by SPAC have been or will be timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.
(b)   No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of SPAC have been asserted in writing by, and to the Knowledge of SPAC, no written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to such Tax Returns or any Taxes of SPAC has been received from, any Tax authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is currently outstanding.
(c)   No material claim that is currently outstanding has been made in writing by any Governmental Authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction.
(d)   Except as contemplated by this Agreement, the Transaction Documents, or the Transactions, SPAC has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.
(e)   SPAC is not treated (i) as an “expatriated entity” as defined in Section 7874(a)(2)(A) of the Code, (ii) as a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or (iii) otherwise as a domestic corporation as a result of the application of Section 7874(b) of the Code.
(f)   There are no liens for material Taxes (other than such liens that are Permitted Encumbrances) upon the assets of SPAC.
(g)   SPAC has complied in all material respects with all applicable transfer pricing requirement imposed by any Governmental Authority.
(h)   SPAC is in compliance with all terms and conditions of any material Tax incentives, exemption, holiday or other material Tax reduction agreement or order of a Governmental Authority applicable to SPAC, and the consummation of the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such material Tax incentives, exemption, holiday or other material Tax reduction agreement or order.
Section 4.7.   Financial Statements.
(a)   The financial statements of SPAC contained in SPAC SEC Filings (the “SPAC Financial Statements”) (i) have been prepared in accordance with the books and records of SPAC, (ii) fairly present in all material respects the financial condition of SPAC on a consolidated basis as of the dates indicated therein, and the results of operations and cash flows of SPAC on a consolidated basis for the periods indicated therein, (iii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to SPAC, in effect as of the respective dates thereof (including, to the extent applicable to SPAC, Regulation S-X).
(b)   SPAC has in place disclosure controls and procedures that are (i) designed to reasonably ensure that material information relating to SPAC is made known to the management of SPAC by others within SPAC; and (ii) effective in all material respects to perform the functions for which they were established. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c)   SPAC has no Liability, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in any Liability, other than (i) Liabilities incurred after the SPAC Accounts Date in the Ordinary Course or other Liabilities that individually and in the aggregate are immaterial, (ii) Liabilities reflected, or reserved against, in the SPAC Financial Statements or (iii) as set forth in Section 4.7(c) of the SPAC Disclosure Letter.
(d)   Since December 31, 2021, SPAC has not been made aware in writing of (i) any fraud that involves SPAC’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (ii) to the Knowledge of SPAC, any allegation, assertion or claim regarding any of the foregoing.
Section 4.8.   Absence of Changes.   Since the SPAC Accounts Date, (i) to the date of this Agreement, SPAC has operated its business in the Ordinary Course, and (ii) there has not been any SPAC Material Adverse Effect.
Section 4.9.   Actions.   (a) There is no Action pending or, to the Knowledge of SPAC, threatened in writing against or affecting or affecting SPAC or any of its directors or officers (solely in their capacity as such); and (b) there is no judgment or award unsatisfied against SPAC, nor is there any Governmental Order in effect and binding on SPAC or its directors or officers (solely in their capacity as such) or assets or properties. No order has been made, petition presented and received by SPAC, resolution passed or meeting convened for the purpose of considering a resolution for the dissolution and liquidation of SPAC or the establishment of a liquidation group, no administrator has been appointed for SPAC nor to the Knowledge of SPAC steps taken to appoint an administrator, and to the Knowledge of SPAC there are no Actions under any applicable insolvency, bankruptcy or reorganization Laws concerning SPAC.
Section 4.10.   Brokers.   Except as set forth in Section 4.10 of the SPAC Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of SPAC or any of its Affiliates.
Section 4.11.   Proxy/Registration Statement.   The information supplied or to be supplied by SPAC, its Affiliates or their respective Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, and (c) the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Company, its Subsidiaries or their respective Representatives.
Section 4.12.   SEC Filings.   SPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing or furnishing through the date of this Agreement, the “SPAC SEC Filings”). Each of the SPAC SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such SPAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the SPAC SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Filing. To the Knowledge of SPAC, none of the SPAC SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 4.13.   Trust Account.   As of the date of this Agreement, SPAC has at least $300,162,921 in the Trust Account (including an aggregate of approximately $10,500,000 of deferred underwriting commissions being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of February 4, 2021, between SPAC and Continental Stock Transfer & Trust Company, as trustee (in such capacity, the “Trustee,” and such Investment Management Trust Agreement, the “Trust Agreement”). There are no separate Contracts or side letters that would cause the description of the Trust Agreement in the SPAC SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than SPAC Shareholders holding SPAC Ordinary Shares (prior to the First Effective Time) sold in SPAC’s IPO who shall have elected to redeem their SPAC Ordinary Shares (prior to the First Effective Time) pursuant to the SPAC Charter and the underwriters of SPAC’s IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payment to SPAC Shareholders who have validly exercised their SPAC Shareholder Redemption Right. There are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Charter shall terminate, and as of the Closing, SPAC shall have no obligation whatsoever pursuant to the SPAC Charter to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. To the Knowledge of SPAC, as of the date of this Agreement, following the Closing, no SPAC Shareholder is entitled to receive any amount from the Trust Account except to the extent such SPAC Shareholder has exercised his, her or its SPAC Shareholder Redemption Right. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article III and the compliance by the Company with its obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.
Section 4.14.   Investment Company Act; JOBS Act.   SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012.
Section 4.15.   Business Activities.
(a)   Since its incorporation, SPAC has not conducted any business activities other than activities related to SPAC’s IPO or directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Charter or as otherwise contemplated or by which SPAC is bound by the Transaction Documents and the Transactions, there is no Contract to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing.
(b)   Except for the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.
(c)   Except (i) as set forth in Section 4.15(c) of the SPAC Disclosure Letter, (ii) for this Agreement and the other Transaction Documents to which it is party and the transactions contemplated hereby and thereby (including with respect to SPAC Transaction Expenses) and (ii) for contracts with the underwriters of SPAC’s IPO, SPAC is not party to any Contract with any other Person that would require payments by SPAC after the date hereof in excess of $100,000 in the aggregate.

Section 4.16.   Nasdaq Quotation.   SPAC Class A Ordinary Shares, SPAC Warrants and SPAC Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Stock Markets (“Nasdaq”) under the symbol “COVA,” “COVAW” and “COVAU,” respectively. SPAC is in compliance with the rules of Nasdaq and the rules and regulations of the SEC related to such listing and there is no Action pending or, to the Knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister SPAC Class A Ordinary Shares, SPAC Warrants or SPAC Units or terminate the listing thereof on Nasdaq. SPAC has not taken any action in an attempt to terminate the registration of SPAC Class A Ordinary Shares, SPAC Warrants or SPAC Units under the Exchange Act except as contemplated by this Agreement.
Section 4.17.   SPAC Related Parties.   Except as set forth in Section 4.17 of the SPAC Disclosure Letter, SPAC has not engaged in any transactions with related parties that would be required to be disclosed in the Proxy/Registration Statement.
Section 4.18.   No Additional Representations or Warranties.   SPAC acknowledges and agrees that neither the Company nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever to the Company beyond those set forth in Article III.
ARTICLE V
COVENANTS OF THE COMPANY
Section 5.1.   Conduct of Business.   Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law (including for this purpose any COVID-19 Measures) or relevant PRC Governmental Authorities, (iii) as set forth on Section 5.1 of the Company Disclosure Letter or (iv) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), from the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article IX (the “Interim Period”), the Company (1) shall use commercially reasonable efforts to operate the business of the Company and its Subsidiaries in the Ordinary Course, (2) shall use commercially reasonable efforts to preserve the Group’s business and operational relationships in all material respects with the suppliers, customers and others having business relationships with the Group that are material to the Group taken as a whole, in each case where commercially reasonable to do so, and (3) shall not, and shall cause its Subsidiaries not to, except as otherwise expressly required or permitted by this Agreement or the other Transaction Documents or required by Law, to:
(a)   (i) amend its memorandum and articles of association or other Organizational Documents (whether by merger, consolidation, amalgamation or otherwise), except in the case of any of the Company’s Subsidiaries only, for any such amendment which is not material to the business of the Company and its Subsidiaries, taken as a whole; or (ii) liquidate, dissolve, reorganize or otherwise wind up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization (other than liquidation or dissolution of any dormant Subsidiary);
(b)   incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness, or issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in any such case in a principal amount exceeding $1,000,000, except for (i) borrowings or drawdowns under facility agreements disclosed in Section 5.1(b) of the Company Disclosure Letter and (ii) Indebtedness incurred in connection with the Permitted Financing;
(c)   transfer, issue, sell, grant, pledge or otherwise dispose of (i) any of the Equity Securities of the Company or its Subsidiaries to a third party, or (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations of the Company or any of its Subsidiaries to purchase or obtain any Equity Securities of the Company or any of its Subsidiaries to a third party, other than (A) the grant of awards under the ESOP in the Ordinary Course, (B) the issuance of Company Shares upon the exercise of Company Options under the ESOP, (C) the issuance of Company Shares pursuant to obligations incurred by the Company prior to the date hereof as set forth in Section 5.1 of the Company Disclosure Letter, (D) the issuance of Equity Securities by a Subsidiary of the Company (x) to the Company or a wholly owned Subsidiary of the Company or

(y) on a pro rata basis to all shareholders of such Subsidiary, or (E) the issuance of any Equity Securities of a Subsidiary of the Company pursuant to a transaction permitted under Section 5.1(d);
(d)   sell, lease, sublease, exclusively license, transfer, abandon, allow to lapse or dispose of any material property or assets (other than Owned IP), in any single transaction or series of related transactions, except for (i) transactions pursuant to Contracts entered into in the Ordinary Course, or (ii) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company or its Subsidiaries in the Ordinary Course;
(e)   sell, assign, transfer, lease, license or sublicense, abandon, permit to lapse or otherwise dispose of or impose any Encumbrance (other than Permitted Encumbrances) upon any material Owned IP, in each case, except for non-exclusive licenses under material Owned IP granted in the Ordinary Course;
(f)   disclose any (i) trade secrets or material confidential information or (ii) Personal Data to any Person (other than in the Ordinary Course in circumstances in which it has imposed reasonable and customary confidentiality restrictions);
(g)   make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of $25,000,000 individually and $50,000,000 in the aggregate;
(h)   settle any Action by any Governmental Authority or any other third-party material to the business of the Company and its Subsidiaries taken as a whole;
(i)   (i) subdivide, split, consolidate, combine, reclassify or amend any terms of its Equity Securities, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for the redemption of Equity Securities issued under the ESOP, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital other than dividends or distributions by any Subsidiary of the Company on a pro rata basis to its shareholders, or (iv) amend any term or alter any rights of any of its outstanding Equity Securities;
(j)   authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, except in the Ordinary Course or other than any capital expenditures or obligations or liabilities in an amount not to exceed $5,000,000 in the aggregate;
(k)   except in the Ordinary Course, (i) enter into any Material Contract, or (ii) amend any such Material Contract or extend, transfer, terminate or waive any right or entitlement of material value under any Material Contract, in each case in a manner that is adverse to the Company and its Subsidiaries, taken as a whole, other than in any immaterial respect; provided, however, that to the extent that another subsection of this Section 5.1 would specifically permit the entry into of a Material Contract in a higher dollar threshold than in the definition of “Material Contract,” then this Section 5.1(k) shall not prevent the entry into of such Material Contract in a higher dollar threshold;
(l)   voluntarily terminate (other than expiration in accordance with its terms), suspend, abrogate, amend or modify any Material Permit except in the Ordinary Course or as would not be material to the business of the Company and its Subsidiaries, taken as a whole;
(m)   make any material change in its accounting principles or methods unless required by GAAP or applicable Laws;
(n)   amend or modify any Subsequent Equity Subscription Agreement, Permitted Financing Agreement or Strategic Investment Agreement in a manner adverse or reasonably likely to be adverse to SPAC;
(o)   except as contemplated by this Agreement, the Transaction Documents, or the Transactions, knowingly take any action where such action could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(p)   (w) increase the compensation or benefits payable or provided, or to become payable or provided to, any directors, officers or individual service providers of the Company or any Subsidiary whose total annual compensation opportunity exceeds $200,000, except for bonuses, base salary increases or in connection with any promotions in the Ordinary Course not exceeding $100,000 on an individual basis, (x) except in the Ordinary Course, grant or announce any cash or equity or equity-based incentive awards, bonuses, transaction, retention, severance or other additional compensation or benefits to any directors, officers or individual consultants or individual contractors of the Company or any Subsidiary, (y) accelerate the time of payment, vesting or funding of any compensation or increase in the benefits or compensation provided under any Benefit Plan or otherwise due to any current or former directors, officers or individual service providers of the Company or any Subsidiary, or (z) hire, engage, terminate (other than for “cause”), furlough or temporary layoff any employee of the Company or any Subsidiary whose total annual compensation exceeds $200,000;
(q)   except in the Ordinary Course, as required by any Benefit Plan as in effect on the date of this Agreement or as otherwise required by Law, amend, modify, or terminate any Benefit Plan or adopt or establish a new Benefit Plan (or any plan, program, agreement or other arrangement that would be a Benefit Plan if in effect as of the date of this Agreement);
(r)   waive or release any noncompetition or non-solicitation obligation of any current or former directors, officers or individual service providers (whose total annual compensation exceeds $200,000) of the Company or any Subsidiary; or
(s)   enter into any agreement or otherwise make a commitment to do any of the foregoing (except to the extent that such an agreement or commitment would be permitted by a subsection of the foregoing subsections (a) through (r)).
For the avoidance of doubt, if any action taken or refrained from being taken by the Company or a Subsidiary is covered by a subsection of this Section 5.1 and not prohibited thereunder, the taking or not taking of such action shall be deemed not to be in violation of any other part of this Section 5.1.
Section 5.2.   Access to Information.   Upon reasonable prior notice and subject to applicable Law and appropriate COVID-19 Measures, during the Interim Period, the Company shall, and shall cause each of its wholly owned Subsidiaries’, and of its and its wholly owned Subsidiaries’ officers, directors and employees to, and shall use its commercially reasonable efforts to cause its Representatives to, afford SPAC and its Representatives, following reasonable notice from SPAC in accordance with this Section 5.2, in such manner as to not interfere with the normal operation of the Company and its wholly owned Subsidiaries, reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities, books and records of each of it and its wholly owned Subsidiaries, as shall be reasonably requested solely for purposes of and that are necessary for consummating the Transactions; provided, however, that in each case, the Company and its Subsidiaries shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgment of the Company, (a) result in the disclosure of any trade secrets or violate the terms of any confidentiality provisions in any agreement with a third party, (b) result in a violation of applicable Law, including any fiduciary duty, (c) waive the protection of any attorney-client work product or other applicable privilege or (d) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of Liabilities. All information and materials provided pursuant to this Agreement will be subject to the provisions of the NDA.
Section 5.3.    Company Listing.   The Company will use its commercially reasonable efforts to cause: (i) the Company’s initial listing application with Nasdaq in connection with the Transactions to be approved, (ii) immediately following the Closing, the Company to satisfy any applicable initial and continuing listing requirements of Nasdaq, and (iii) the Company Class A Ordinary Shares and the Company Warrants to be issued in connection with the Transactions to be approved for listing on Nasdaq, subject to official notice of issuance.
Section 5.4.    Company Equity Incentive Plan.   Prior to the Closing Date, the Company shall approve and adopt an equity incentive plan containing such material terms and conditions set forth on Exhibit G (the “Company 2022 Equity Incentive Plan”), which form of equity incentive plan shall be subject to SPAC’s prior written approval, which shall not be unreasonably withheld, delayed or denied. As promptly as reasonably practicable following the expiration of the sixty (60) day period following the date the Company has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, the Company shall file a registration statement on Form S-8 (or other applicable form) with respect to the Company Ordinary Shares issuable under the ESOP and Company 2022 Equity Incentive Plan, and the Company shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the ESOP and Company 2022 Equity Incentive Plan remain outstanding.
Section 5.5.    Acquisition Proposals and Alternative Transactions.   During the Interim Period, the Company shall not, and it shall cause its Controlled Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with any third-party (including any Competing SPAC) with respect to a Company Acquisition Proposal; (b) furnish or disclose any non-public information to any third-party (including to any Competing SPAC) in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (c) enter into any agreement, arrangement or understanding with any third party (including a Competing SPAC) regarding a Company Acquisition Proposal; (d) prepare or take any steps in connection with any public offering of any Equity Securities of the Company, any of its Subsidiaries, or a newly-formed holding company of the Company or such Subsidiaries or (e) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.
Section 5.6.    D&O Indemnification and Insurance.
(a)   From and after the Closing, the Company and Surviving Entity 2 shall jointly and severally indemnify and hold harmless each present and former director and officer, as the case may be, of SPAC (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of SPAC) (each, a “SPAC D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that SPAC would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, memorandum and articles of association, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Organizational Documents in effect on the date of this Agreement to indemnify such SPAC D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Company and Surviving Entity 2 shall, (i) for a period of not less than six years from the Closing, maintain in effect provisions in their Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of SPAC’s former and current officers, directors, employees, and agents that are no less favorable to those Persons than such provisions in SPAC’s Organizational Documents as in effect as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.
(b)   For a period of six years from the Closing, the Company shall, at its cost and expense, maintain in effect directors’ and officers’ liability insurance (a “SPAC D&O Insurance”) covering those Persons who are currently covered by SPAC’s directors’ and officers’ liability insurance policies (including, in any event, the SPAC D&O Indemnified Parties) with respect to acts or omissions occurring at or prior to the Closing, on terms not less favorable than the terms of such current insurance coverage; provided that the aggregate cost of the SPAC D&O Insurance shall not be in excess of 300% of the aggregate annual premium payable by SPAC for such insurance policy for the year ended December 31, 2021; provided, however, that (i) SPAC may, at the Company’s cost and expense, cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy with respect to acts or omissions occurring at or prior to the Closing (a “SPAC D&O Tail”) and if and to the extent such policies have been obtained prior to the Closing with respect to any such Persons, SPAC shall maintain such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 5.6 shall be continued in respect of such claim until the final disposition thereof.
(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 5.6 shall survive the Closing and shall be binding, jointly and severally, on the Company and Surviving Entity 2 and all of their respective successors and assigns. In the event that the Company and Surviving Entity 2 or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Company and Surviving Entity 2 shall ensure that proper provision shall be made so that the successors and assigns of the Company and Surviving Entity 2, as the case may be, shall succeed to the obligations set forth in this Section 5.6.
(d)   The provisions of Section 5.6(a) through (c) (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a SPAC D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Organizational Documents, or otherwise and (iii) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party without the consent of such SPAC D&O Indemnified Party.
Section 5.7.    Post-Closing Board of Directors of the Company.   Subject to the terms of the A&R Company Charter, the Company shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing, the board of directors of the Company (i) shall consist of seven (7) directors, which shall include (A) five (5) directors determined by the Company and (B) two (2) directors designated by SPAC pursuant to a written notice to be delivered to the Company sufficiently in advance of the date on which the Proxy/Registration Statement is declared effective under the Securities Act, subject to such Person being reasonably acceptable to the Company and passing customary background checks (all such directors of the Company following the Closing, the “Company Directors”) and (ii) shall have reconstituted its applicable committees to consist of the directors designated by the Company prior to the Closing Date; provided, however, that any such directors designated by the Company in accordance with clause (ii) of this sentence as members of the audit committee shall qualify as “independent” under Nasdaq listing rules. The Parties currently expect that the initial Company Directors will be the individuals set forth on Section 5.7 of the Company Disclosure Letter.
Section 5.8.    Notice of Developments.   During the Interim Period, the Company shall promptly (and in any event prior to the Closing) notify SPAC in writing, and SPAC shall promptly (and in any event prior to the Closing) notify the Company in writing, upon any of the Group Companies or SPAC, as applicable, becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of SPAC, as the case may be) (i) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied or (ii) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material adverse effect on the ability of the parties hereto to consummate the Transactions or to materially delay the timing thereof. The delivery of any notice pursuant to this Section 5.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any other Transaction Document or otherwise limit or affect the rights of, or the remedies available to, SPAC or the Company, as applicable. Notwithstanding anything to the contrary contained herein, any failure to give such notice pursuant to this Section 5.8 shall not give rise to any liability of the Company or SPAC or be taken into account in determining whether the conditions in Article VIII have been satisfied or give rise to any right of termination set forth in Article IX.
Section 5.9.   Financials.   As promptly as reasonably practicable after the date of this Agreement, the Company shall deliver to SPAC (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021, and the related audited consolidated statements of income and profit and loss, and cash flows, for the fiscal year then ended together with the auditor’s reports thereon and any other audited and unaudited consolidated balance sheets and (ii) any other audited and unaudited consolidated balance sheets of the Company and its Subsidiaries and the related audited or unaudited consolidated statements of income and profit and loss, and cash flows that are required to be included in the Proxy/Registration Statement (in each case to the extent not already delivered by the Company to SPAC prior to the date hereof). The Company and SPAC shall each use its reasonable efforts (a) to assist the other, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company or any of its Subsidiaries or SPAC, in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by SPAC or the Company with the SEC in connection with the Transactions and (b) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC in connection therewith.
Section 5.10.   No Trading.   The Company acknowledges and agrees that it is aware, and that its Controlled Affiliates have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer, or engage in any other transactions involving the securities of SPAC in violation of such Laws, or encourage any Person to do any of the foregoing.
Section 5.11.   Shareholder Lock-Up.   The Company shall use commercially reasonable efforts to deliver or cause to be delivered to SPAC lock-up agreements, in form and substance reasonably acceptable to SPAC, executed by the Company and each Company Shareholder that is not a Consent Party.
Section 5.12.   VIE Restructuring.   Prior to the Closing Date, the VIE Restructuring will be completed (i) in accordance with the VIE Restructuring Plan, (ii) in compliance with all applicable Laws in all material respects, and (iii) in a manner that does not materially alter or impair the conduct of the business of the Group Companies as currently proposed to be conducted. For the avoidance of doubt, prior to the Closing and as part of the VIE Restructuring Plan, the Company or a Subsidiary of the Company will enter into an agreement, in form and substance reasonably acceptable to SPAC, for the provision of surveying and mapping services from Hubei ECARX Technology Co., Ltd., which agreement will include commercially reasonable non-compete covenants binding on Hubei ECARX Technology Co., Ltd.; provided, however, such non-compete covenants shall not apply to any Contract entered into by Hubei ECARX Technology Co., Ltd. prior to the date of this Agreement that has been made available to SPAC.
ARTICLE VI
COVENANTS OF SPAC
Section 6.1.    Conduct of Business.   Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law (including for this purpose any COVID-19 Measures), (iii) as set forth on Section 6.1 of the SPAC Disclosure Letter or (iv) as consented to by the Company in writing (which consent with respect to the matters set forth in 6.1(e), (f), (g) and (i) shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, SPAC (1) shall operate its business in the Ordinary Course and (2) shall not:
(a)   (i) seek any approval from SPAC Shareholders to change, modify or amend the Trust Agreement or the SPAC Charter, except as contemplated by the Transaction Proposals or (ii) change, modify or amend the Trust Agreement or its Organizational Documents, except as expressly contemplated by the Transaction Proposals;
(b)   (i) subdivide, consolidate, reclassify or amend any terms of its Equity Securities, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, other than a redemption of SPAC Class A Ordinary Shares in connection with the exercise of any SPAC Shareholder Redemption Right by any SPAC Shareholder or upon conversion of SPAC Class B Ordinary Shares in accordance with the SPAC Charter, or (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital;
(c)   merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or any equity in, or by any other manner) or make any advance or loan to or investment in any other Person or be acquired by any other Person;
(d)   except as contemplated by this Agreement, the Transaction Documents, or the Transactions, knowingly take any action could reasonably be expected prevent, impair or impede the Intended Tax Treatment;
(e)   (i) enter into, renew or amend in any material respect, any transaction or material Contract, except for material Contracts entered into in the Ordinary Course or (ii) extend, transfer, terminate or waive any right or entitlement of material value under any material Contract, in a manner that is adverse to SPAC;
(f)   incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness, or issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in any such case in a principal amount, as applicable, exceeding $500,000 in the aggregate, other than (i) Indebtedness or other Liabilities expressly set out in the SPAC Disclosure Letter or (ii) Liabilities that qualify as SPAC Transaction Expenses;
(g)   make any change in its accounting principles or methods unless required by GAAP or applicable Laws;
(h)   (i) issue any Equity Securities, other than the issuance of SPAC Class A Ordinary Shares upon conversion of SPAC Class B Ordinary Shares in accordance with the SPAC Charter or (ii) grant any options, warrants or other equity-based awards;
(i)   settle or agree to settle any Action before any Governmental Authority or any other third party or that imposes injunctive or other non-monetary relief on SPAC;
(j)   form any Subsidiary;
(k)   liquidate, dissolve, reorganize or otherwise wind-up the business and operations of SPAC or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization of SPAC; or
(l)   enter into any agreement or otherwise make any commitment to do any action prohibited under this Section 6.1.
Section 6.2.   Access to Information.   Upon reasonable prior notice and subject to applicable Law and appropriate COVID-19 Measures, during the Interim Period, SPAC shall, and shall cause each of its officers, directors and employees to, and shall use its commercially reasonable efforts to cause its Representatives to, afford the Company and its Representatives, following reasonable notice from SPAC in accordance with this Section 6.2, in such manner as to not interfere with the normal operation of SPAC, reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities, books and records of it, as shall be reasonably requested solely for purposes of and that are necessary for consummating the Transactions; provided, however, that in each case, SPAC shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgment of SPAC, (a) result in the disclosure of any trade secrets or violate the terms of any confidentiality provisions in any agreement with a third party, (b) result in a violation of applicable Law, including any fiduciary duty, (c) waive the protection of any attorney-client work product or other applicable privilege or (d) result in the disclosure of any sensitive or personal information that would expose SPAC to the risk of Liabilities. All information and materials provided pursuant to this Agreement will be subject to the provisions of the NDA.

Section 6.3.    Acquisition Proposals and Alternative Transactions.   During the Interim Period, SPAC will not, and it will cause its Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (b) furnish or disclose any non-public information to any person or entity in connection with or that could reasonably be expected to lead to a SPAC Acquisition Proposal; (c) enter into any agreement, arrangement or understanding regarding a SPAC Acquisition Proposal; or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.
Section 6.4.   Nasdaq Listing.   From the date of this Agreement through the Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on Nasdaq.
Section 6.5.   SPAC Public Filings.   From the date of this Agreement through the Closing, SPAC will accurately and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
Section 6.6.   Section 16 Matters.   Prior to the Closing Date, SPAC shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause any acquisition or disposition of SPAC Class A Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to the Company, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
ARTICLE VII
JOINT COVENANTS
Section 7.1.   Regulatory Approvals; Other Filings.
(a)   Each of the Parties shall use their commercially reasonable efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in connection with the Transactions (the “Regulatory Approvals”) as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Parties shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the execution of this Agreement.
(b)   With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Parties shall (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to SPAC, and SPAC shall promptly furnish to the Company, copies of any material, substantive notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any proposed material, substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, no Party may enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the prior written consent of the other Parties. To the extent not prohibited by Law, the Company agrees to provide SPAC and its counsel, and SPAC agrees to provide to the Company and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates or Representatives, on the one

hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Parties agrees to make all filings, to provide all information required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, further, that such party shall not be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client work product or other applicable privilege. The Company and SPAC shall jointly devise and implement the strategy for obtaining any necessary clearance or approval, for responding to any request, inquiry, or investigation, for electing whether to defend, and, if so, defending any lawsuit challenging the Transactions, and for all meetings and communications with any Governmental Authority concerning the Transactions.
(c)   Subject to Section 10.6, the Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities and the Exchange Agent in connection with the Transactions.
Section 7.2.   Proxy/Registration Statement; SPAC Shareholders’ Meeting and Approvals; Company Shareholders’ Approval.
(a)   Proxy/Registration Statement.
(i)   As promptly as reasonably practicable after the execution of this Agreement, the Company and SPAC shall jointly prepare, and the Company shall file with the SEC, a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement, the “Proxy/Registration Statement”) relating to (x) the SPAC Shareholders’ Meeting to approve and adopt the Transaction Proposals and (y) the registration under the Securities Act of the Registrable Securities. Each of the Company and SPAC shall use their respective commercially reasonable efforts to (1) cause the Proxy/Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (3) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable and (4) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy/Registration Statement, the Company and SPAC shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of Company Ordinary Shares and Company Warrants pursuant to this Agreement. Each of the Company and SPAC also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company and SPAC shall furnish all information respectively, concerning SPAC and the Company and its Subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action. As promptly as practicable after finalization and effectiveness of the Proxy/Registration Statement, SPAC shall, and shall use commercially reasonable efforts to within five (5) Business Days of such finalization and effectiveness, mail the Proxy/Registration Statement to the SPAC Shareholders. Each of the Company and SPAC shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested by any of them or any Governmental Authority in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of the Company, SPAC, or their respective Affiliates to any Governmental Authority (including Nasdaq) in connection with the Transactions. Subject to Section 10.6, the Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and mailing of the Proxy/Registration Statement and other related fees.

(ii)   Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually prepared and agreed upon by the Company and SPAC. The Company will advise SPAC, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Company Ordinary Shares and Company Warrants to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide SPAC a reasonable opportunity to provide comments and amendments to any such filing. The Company and SPAC shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.
(iii)   If, at any time prior to the First Effective Time, any event or circumstance relating to SPAC or the Company, or their respective officers or directors, should be discovered by SPAC or the Company which is required to be set forth in an amendment or a supplement to the Proxy/Registration Statement so that any of such documents would not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly inform the other Party(ies). Thereafter, the Company and SPAC shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy/Registration Statement describing or correcting such information to be promptly filed with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the SPAC Shareholders.
(b)   SPAC Shareholders’ Approval.
(i)   Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, SPAC shall establish a record date for, duly call, give notice of, convene and hold a meeting of the SPAC Shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) in accordance with the SPAC Charter to be held as promptly as reasonably practicable and, unless otherwise agreed by SPAC and the Company in writing, in any event not more than forty-five (45) days following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the Transaction Proposals and obtaining the SPAC Shareholders’ Approval (including the approval of any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of the Transaction Proposals), providing SPAC Shareholders with the opportunity to elect to exercise their SPAC Shareholder Redemption Right and such other matters as may be mutually agreed by SPAC and the Company. SPAC will use its reasonable best efforts (A) to solicit from its shareholders proxies in favor of the adoption of the Transaction Proposals, including the SPAC Shareholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and SPAC Shareholders’ Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules and the SPAC Charter. SPAC (x) shall consult with the Company regarding the record date and the date of the SPAC Shareholders’ Meeting prior to determining such dates and (y) shall not adjourn or postpone the SPAC Shareholders’ Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that SPAC shall adjourn or postpone the SPAC Shareholders’ Meeting (1) to the extent necessary to ensure that any supplement or amendment to the Proxy/Registration Statement that SPAC or the Company reasonably determines is necessary to comply with applicable Laws, is provided to the SPAC Shareholders in advance of a vote on the adoption of the Transaction Proposals, (2) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, there are insufficient SPAC Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Shareholders’ Meeting, (3) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, adjournment or postponement of the SPAC Shareholders’ Meeting is necessary to enable SPAC to solicit additional proxies required to obtain SPAC Shareholders’ Approval, (4) in order to seek withdrawals from SPAC Shareholders who have exercised their SPAC Shareholder Redemption Right if a number of SPAC Shares have been elected to be redeemed such that SPAC reasonably expects that the condition set forth in Section 8.3(d) will not be satisfied at the Closing, or (5) to comply with applicable Law; provided, further, however, that without the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld or delayed), SPAC shall not adjourn or postpone on more than two (2) occasions and so long as the date of the SPAC Shareholders’ Meeting is not adjourned or postponed more than fifteen (15) consecutive days in connection with such adjournment or postponement.
(ii)   The Proxy/Registration Statement shall include a statement to the effect that SPAC Board has unanimously recommended that the SPAC Shareholders vote in favor of the Transaction Proposals at the SPAC Shareholders’ Meeting (such statement, the “SPAC Board Recommendation”) and neither the SPAC Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation (a “SPAC Change in Recommendation”). Notwithstanding anything in this Section 7.2(b)(ii) to the contrary, if, at any time prior to obtaining the SPAC Shareholders’ Approval, the SPAC Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that in response to an Intervening Event, the failure to make a SPAC Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the SPAC Board may, prior to obtaining the SPAC Shareholders’ Approval, make a SPAC Change in Recommendation; provided, however, that SPAC will not be entitled to make, or agree or resolve to make, a SPAC Change in Recommendation unless (i) SPAC delivers to the Company a written notice (an “Intervening Event Notice”) advising the Company that the SPAC Board intends to make a SPAC Change in Recommendation, which notice shall specify the material facts underlying the SPAC Board’s determination that an Intervening Event has occurred, (ii) at or after 5:00 p.m., New York City time, on the fourth (4th) Business Day immediately following the date on which SPAC delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m. New York City time on the fourth (4th) Business Day immediately following the day on which SPAC delivered the Intervening Event Notice (it being understood that any material development with respect to an Intervening Event shall require a new notice but with an additional three (3) Business Day (instead of four (4) Business Day) period from the date of such notice), the “Intervening Event Notice Period”), the SPAC Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor and after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the Intervening Event Notice Period, proposed) that the failure to make a SPAC Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law, and (iii) during the Intervening Event Notice Period, if requested by the Company, SPAC and its Representatives shall have engaged in good faith negotiations with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable SPAC to proceed with the SPAC Board Recommendation and not make the SPAC Change in Recommendation. SPAC agrees that, unless this Agreement is terminated in accordance with its terms, its obligation to establish a record date for, duly call, give notice of, convene and hold the SPAC Shareholders’ Meeting for the purpose of voting on the Transaction Proposals in accordance with the terms of this Agreement shall not be affected by any SPAC Change in Recommendation, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the SPAC Shareholders’ Meeting and submit for the approval of the SPAC Shareholders’ Shareholders the matters contemplated by the Proxy Statement in accordance with the terms of this Agreement, regardless of whether or not there shall be any SPAC Change in Recommendation.
(c)   Company Shareholders’ Approval.
(i)   Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders (including any adjournment thereof, the “Company Shareholders’ Meeting”) in accordance with the Company Charter to be held as promptly as reasonably practicable following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of obtaining the Required Shareholders’ Approval (including the approval of any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the Required Shareholders’ Approval) and such other matter as may be mutually agreed by SPAC and the Company. The Company will use its reasonable best efforts to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, the Company Charter and the Investors Rights Agreement. The Company (y) shall set the date of the Company Shareholders’ Meeting not more than thirty (30) days after the Proxy/Registration Statement is declared effective and (z) shall not adjourn the Company Shareholders’ Meeting without the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld or delayed); provided, however, that the Company may adjourn the Company Shareholders’ Meeting (1) if, as of the time that the Company Shareholders’ Meeting is originally scheduled, there are insufficient Company Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, (2) if, as of the time that the Company Shareholders’ Meeting is originally scheduled, adjournment of the Company Shareholders’ Meeting is necessary to enable the Company to solicit additional proxies required to obtain the Required Shareholders’ Approval, or (3) to comply with applicable Law; provided, however, that for both prior clauses (1) and (2) in the aggregate the Company may adjourn on only one occasion and so long as the date of the Company Shareholders’ Meeting is not adjourned or postponed more than fifteen (15) consecutive days.
(ii)   The Company shall send meeting materials to the Company Shareholders which shall seek the Required Shareholders’ Approval and shall include in all such meeting materials it sends to the Company Shareholders in connection with the Company Shareholders’ Meeting a statement to the effect that the Company Board has unanimously recommended that the Company Shareholders vote in favor of the Required Shareholders’ Approval (such statement, the “Company Board Recommendation”) and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Company Board Recommendation.
Section 7.3.    Support of Transaction.   Without limiting any covenant contained in Article V or Article VI (a) the Company shall, and shall cause its Subsidiaries to, and (b) SPAC shall, (i) use commercially reasonable efforts to obtain all material consents and approvals of third parties that the Company and any of its Subsidiaries or SPAC, as applicable, are required to obtain in order to consummate the Transactions, (ii) use commercially reasonable efforts to take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article VIII (including the use of commercially reasonable efforts to enforce their respective rights under the Subsequent Equity Subscription Agreements and the subscription or similar agreements entered into with respect to the Permitted Financing, where applicable) or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided, however, that, notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, including this Article VII, shall require the Company, any of its Subsidiaries or SPAC or any of their respective Affiliates to (A) commence or threaten to commence, pursue or defend against any Action, whether judicial or administrative, (B) seek to have any stay or Governmental Order vacated or reversed, (C) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of the Company or any of its Subsidiaries or SPAC, (D) take or commit to take actions that limit the freedom of action of the Company, any of its Subsidiaries or SPAC with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of the Company, any of its Subsidiaries or SPAC or (E) grant any financial, legal or other accommodation to any other Person, including agreeing to change any of the terms of the Transactions.
Section 7.4.    Tax Matters.   The Parties intend the treatment described in Section 7.4(a) of the SPAC Disclosure Letter (the “Intended Tax Treatment”) for U.S. federal income tax purposes and the Parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment and take all the actions described in Section 7.4(b) of the SPAC Disclosure Letter. Except as contemplated by this Agreement, the Transaction Documents, or the Transactions, each of the

Parties shall not take any action (nor permit any action to be taken), which action would reasonably be expected to prevent, impair or impede the Intended Tax Treatment. Each of the Parties shall (and shall cause their respective Affiliates to) report the Mergers consistently with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
Section 7.5.    Shareholder Litigation.   Each Party shall promptly advise the other Parties of any Action commenced (or to the Knowledge of the Company or the Knowledge of SPAC, as applicable, threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors or officers by any Company Shareholder or SPAC Shareholder relating to this Agreement, the Mergers or any of the other Transactions (any such Action, “Shareholder Litigation”), and such party shall keep the other party informed regarding any such Shareholder Litigation. Other than with respect to any Shareholder Litigation where the parties identified in this sentence are adverse to each other or in the context of any Shareholder Litigation related to or arising out of a Company Acquisition Proposal or a SPAC Acquisition Proposal, (a) the Company shall give SPAC a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of SPAC in connection therewith) brought against the Company, any of their respective Subsidiaries or any of their respective directors or officers and no such settlement shall be agreed to without the SPAC’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (b) SPAC shall give the Company a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of the Company in connection therewith) brought against SPAC, any of its Subsidiaries or any of its directors or officers, and no such settlement shall be agreed to without the Company’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 7.6.   Subsequent Equity Financing and Permitted Financing.   During the Interim Period, SPAC and the Company may execute any Subsequent Equity Subscription Agreement or Permitted Financing Agreement; provided, that the Company give SPAC reasonable prior notice and that any such Subsequent Equity Subscription Agreement or Permitted Financing Agreement is in a form reasonably acceptable to both the Company and SPAC. Each of SPAC and the Company shall use its commercially reasonable efforts to cooperate with each other in connection with the arrangement of any Subsequent Equity Financing or Permitted Financing as may be reasonably requested by each other.
ARTICLE VIII
CONDITIONS TO OBLIGATIONS
Section 8.1.   Conditions to Obligations of Each Party.   The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions, shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by the party or parties whose obligations are conditioned thereupon:
(a)   The Capital Restructuring shall have been completed;
(b)   The SPAC Shareholders’ Approval and the Company Shareholders’ Approval shall have been obtained;
(c)   The Proxy/Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(d)   (i) the Company’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Closing, the Company shall satisfy any applicable initial and continuing listing requirements of Nasdaq and the Company shall not have received any notice of non-compliance therewith, and (ii) the Registrable Securities to be issued in connection with the Mergers shall have been conditionally approved for listing on Nasdaq, subject to official notice of issuance;

(e)   After deducting the SPAC Shareholder Redemption Amount, SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and
(f)   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Closing illegal or which otherwise prohibits consummation of the Closing (any of the foregoing, a “restraint”), other than any such restraint that is immaterial.
Section 8.2.   Additional Conditions to Obligations of SPAC.   The obligations of SPAC to consummate, or cause to be consummated, the Transactions shall be subject to the satisfaction at or prior to the Closing Date of each of the following additional conditions, any one or more of which may be waived in writing by SPAC:
(a)   The representations and warranties contained in the first and second sentences of Section 3.1 (Organization, Good Standing and Qualification), Section 3.5 (Authorization) and Section 3.10(b) (Absence of Changes) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date. The representations and warranties contained in Section 3.1 (Organization, Good Standing and Qualification) (other than the first and second sentences), Section 3.2 (Subsidiaries), Section 3.4 (Capitalization of Subsidiaries) and Section 3.18 (Brokers) shall be true and correct in all material respects as of the Closing Date as if made at the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date). The representations and warranties contained in Section 3.3(a) (Capitalization and Voting Rights) shall be true and correct in all respects except for de minimis inaccuracies as of the Closing Date as if made at and as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects except for de minimis inaccuracies at and as of such date). Each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies in or the failure of such representations and warranties to be true and correct that (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;
(b)   The Company shall have delivered or caused to be delivered the certificate required to be delivered by the Company pursuant to Section 2.4(b)(ii);
(c)   The Company shall deliver or cause to be delivered an opinion issued by its PRC counsel to SPAC to the effect that no pending approval is required by any PRC Governmental Authorities for Mergers, issuance of the Equity Securities in connection with the Mergers, and Company’s listing on Nasdaq, including but not limited to China Securities Regulatory Commission (“CSRC”) and Cyberspace Administration of China (“CAC”) (the “Regulatory Opinion”); and
(d)   Each of the covenants of the Company to be performed as of or prior to the Closing Date shall have been performed in all material respects.
Section 8.3.   Additional Conditions to Obligations of the Company, Merger Sub 1 and Merger Sub 2.    The obligations of the Company and each Merger Sub to consummate, or cause to be consummated, the Transactions shall be subject to the satisfaction at or prior to the Closing Date of each of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)   The representations and warranties contained in Section 4.1 (Organization, Good Standing, Corporate Power and Qualification), Section 4.4 (Authorization) and Section 4.8(ii) (Absence of Changes) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date. The representations and warranties contained in Section 4.3 (Corporate Structure; Subsidiaries) and Section 4.10 (Brokers) shall be true and correct in all material respects as of the Closing

Date as if made at the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date). The representations and warranties contained in Section 4.2 (Capitalization and Voting Rights) shall be true and correct in all respects except for de minimis inaccuracies as of the Closing Date as if made at and as of the Closing Date. Each of the other representations and warranties of SPAC contained in this Agreement shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies in or the failure of such representations and warranties to be true and correct that (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “SPAC Material Adverse Effect” or any similar qualification or exception) individually or in the aggregate, has not had, and would not reasonably be expected to have, a SPAC Material Adverse Effect;
(b)   Each of the covenants of SPAC to be performed as of or prior to the Closing Date shall have been performed in all material respects;
(c)   SPAC shall have delivered or caused to be delivered to the Company the certificate required to be delivered by SPAC pursuant to Section 2.4(b)(i); and
(d)   The Aggregate Proceeds shall not be less than $100 million prior to payment of any unpaid or contingent liabilities, deferred underwriting fees of SPAC, Company Transaction Expenses, or SPAC Transaction Expenses.
Section 8.4.   Frustration of Conditions.   None of SPAC, Merger Sub 1, Merger Sub 2 or the Company may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to comply in all material respects with its obligations under Section 7.3.
ARTICLE IX
TERMINATION/EFFECTIVENESS
Section 9.1.   Termination.   This Agreement may be terminated and the Transactions abandoned at any time prior to the First Effective Time:
(a)   by mutual written consent of the Company and SPAC;
(b)   by written notice from the Company or SPAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;
(c)   by the Company if the SPAC Board (i) shall have made a SPAC Change in Recommendation or (ii) shall have failed to include the SPAC Board Recommendation in the Proxy Statement distributed to the SPAC Shareholders;
(d)   by written notice from the Company to SPAC if the SPAC Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement;
(e)   by written notice from SPAC to the Company if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 8.2 would not be satisfied at the relevant Closing Date (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company then, for a period of up to 60 days after receipt by the Company of written notice from SPAC of such breach, such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within such 60-day period; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(f)   by written notice from the Company to SPAC if there is any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, such that the conditions specified in Section 8.3 would not be satisfied at the Closing Date (a “Terminating SPAC Breach”), except that if any such Terminating SPAC Breach is curable by SPAC then, for a period of up to 60 days after receipt by SPAC of written notice from the Company of such breach, such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within such 60-day period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(f) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or
(g)   by written notice from SPAC to the Company if the Required Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote (whether at the Company Shareholders’ Meeting or by unanimous written resolutions) duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement; or
(h)   by written notice from SPAC or the Company to the other, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the 300th day after the date hereof (and if such 300th day shall not be a Business Day, then the next following Business Day).
Section 9.2.   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of any Party for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 9.2, Section 7.1(c), the last sentence of Section 7.2(a)(i), Article X and the NDA shall survive any termination of this Agreement.
ARTICLE X
MISCELLANEOUS
Section 10.1.   Trust Account Waiver.   Notwithstanding anything to the contrary set forth in this Agreement, each of the Company, Merger Sub 1 and Merger Sub 2 acknowledges that it has read the publicly filed final prospectus of SPAC, filed with the SEC on February 4, 2021 (File No. 333-252273), including the Trust Agreement, and understands that SPAC has established the trust account described therein (the “Trust Account”) for the benefit of SPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Each of the Company, Merger Sub 1 and Merger Sub 2 further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of SPAC’s initial public offering (the “IPO”) and private placements of its securities occurring simultaneously with the IPO, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. Accordingly, each of the Company (on behalf of itself and its Affiliates), Merger Sub 1 and Merger Sub 2 hereby waives any past, present or future claim of any kind arising out of this Agreement against, and any right to access, the Trust Account, any trustee of the Trust Account to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any knowing and intentional material breach by any of the parties to this Agreement of any of its representations or warranties as set forth in this Agreement, or such party’s breach of any of its covenants or other agreements set forth in this Agreement. This Section 10.1 shall survive the termination of this Agreement for any reason.
Section 10.2.   Waiver.   Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.
Section 10.3.   Notices.   All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the parties for the purpose of this Agreement are:
(a)   If to SPAC, to:
COVA Acquisition Corp.
1700 Montgomery Street, Suite 240
San Francisco, CA 94111
Attention: Jun Heng Hong
Email: junhong@crescentcove.com
with a copy (which shall not constitute notice) to:
Orrick, Herrington & Sutcliffe LLP
222 Berkeley Street, Suite 2000
Boston, MA 02116
Attention:
Albert Vanderlaan

   Hari Raman
Email:
avanderlaan@orrick.com
hraman@orrick.com

and
Orrick, Herrington & Sutcliffe LLP
5701 China World Tower A
No.1 Jianguomenwai Avenue, Beijing 100004
Attention: Jeff Zhang
Email: Jeffzhang@orrick.com
(b)   If to the Company, Merger Sub 1 or Merger Sub 2, to:
ECARX Holdings Inc.
16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People’s Republic of China
Attention: Tony Chen
Email: tony.chen@ecarxgroup.com
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing 100004, China
Email: peter.huang@skadden.com
Attention: Peter X. Huang
Section 10.4.   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 10.5.   Rights of Third Parties.   Nothing expressed or implied in this Agreement is intended or shall be construed to (a) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company or any of its Subsidiaries, or any participant in any Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), other than the parties hereto, any right or remedies under or by reason of this Agreement, (b) establish, amend or modify any employee benefit plan, program, policy, agreement or arrangement or (c) limit the right of SPAC, the Company or their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan, policy, agreement or other arrangement following the Closing; provided, however, that (i) the SPAC D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.5, and (ii) the Non-Recourse Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 10.17.
Section 10.6.   Expenses.   Except as set forth in Sections 7.1(c) and Section 7.2(a)(i), each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided, however, that if the Closing shall occur, the Company shall pay or cause to be paid, in accordance with Section 2.4(b)(iv), the SPAC Transaction Expenses and the Company Transaction Expenses.
Section 10.7.   Governing Law.   This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state (provided that the fiduciary duties of the Company Board and the SPAC Board, the Mergers and any exercise of appraisal and dissenters’ rights under the laws of the Cayman Islands with respect to the Mergers, shall in each case be governed by the laws of the Cayman Islands).
Section 10.8.   Consent to Jurisdiction.   THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK COUNTY, STATE OF NEW YORK (OR ANY APPELLATE COURTS THEREFROM) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY ANY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER

VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.8.
Section 10.9.   Headings; Counterparts.   The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.
Section 10.10.   Disclosure Letters.   The Disclosure Letters (including, in each case, any section thereof) referenced in this Agreement are a part of this Agreement as if fully set forth herein. All references in this Agreement to the Disclosure Letters (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Letter to which it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality or that the facts underlying such information constitute a Company Material Adverse Effect or a SPAC Material Adverse Effect, as applicable.
Section 10.11.   Entire Agreement.   This Agreement (together with the Disclosure Letters), the NDA and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions (including the Summary of Certain Proposed Terms and Conditions between SPAC and the Company, dated as of September 21, 2021). No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in the Transaction Documents.
Section 10.12.   Amendments.   This Agreement may be amended or modified in whole or in part prior to the First Effective Time, only by a duly authorized agreement in writing in the same manner as this Agreement, which makes reference to this Agreement and which shall be executed by the Company and SPAC; provided, however, that after the Company Shareholders’ Approval or the SPAC Shareholders’ Approval has been obtained, there shall be no amendment or waiver that by applicable Law requires further approval by the shareholders of the Company or the shareholders of SPAC, respectively, without such approval having been obtained.
Section 10.13.   Publicity.
(a)   All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Closing, be subject to the prior mutual approval of the Company and SPAC; provided that no such party shall be required to obtain consent pursuant to this Section 10.13(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 10.13(a).
(b)   The restriction in Section 10.13(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided,

however, that in such an event, the party making the announcement shall, to the extent practicable, use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.
Section 10.14.   Confidentiality.   The existence and terms of this Agreement are confidential and may not be disclosed by either party hereto, their respective Affiliates or any Representatives of any of the foregoing, and shall at all times be considered and treated as “Confidential Information” as such term is defined in the NDA. Notwithstanding anything to the contrary contained in the preceding sentence or in the NDA, each party shall be permitted to disclose Confidential Information, including the Transaction Documents, the fact that the Transaction Documents have been signed and the status and terms of the Transactions to its existing or potential Affiliates, joint ventures, joint venture partners, shareholders, lenders, underwriters, financing sources and any Governmental Authority (including Nasdaq), and to the extent required, in regulatory filings, and their respective Representatives; provided that such parties entered into customary confidentiality agreements or are otherwise bound by fiduciary or other duties to keep such information confidential.
Section 10.15.   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.
Section 10.16.   Enforcement.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waiver any requirement for the securing or posting of any bond in connection therewith.
Section 10.17.   Non-Recourse.   This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, SPAC, Merger Sub 1 and Merger Sub 2 as named parties hereto. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party), (i) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or other Representative of the Company, SPAC, Merger Sub 1 or Merger Sub 2 and (ii) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or other Representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, SPAC, Merger Sub 1 or Merger Sub 2 under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions (each of the Persons identified in the foregoing sub-clauses (a) or (b), a “Non-Recourse Party,” and collectively, the “Non-Recourse Parties”).
Section 10.18.   Non-Survival of Representations, Warranties and Covenants.   Except as otherwise contemplated by Section 9.2, the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate (including confirmations therein), statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing and (b) this Article X.

Section 10.19.   Conflicts and Privilege.   The Company, on behalf of its successors and assigns, hereby agrees that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing involving the Sponsor, the shareholders or holders of other equity interests of SPAC or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company or Surviving Entity 2) (collectively, the “Sponsor Group”), any legal counsel, including Orrick, Herrington & Sutcliffe LLP (“Orrick”), that represented SPAC or the Sponsor prior to the Closing may represent the Sponsor or any other member of the Sponsor Group, in such dispute even though the interests of such Persons may be directly adverse to the Company or Surviving Entity 2, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for the Company, Surviving Entity 2 or the Sponsor. The Company, on behalf of its successors and assigns (including, after the Closing, Surviving Entity 2), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among SPAC, the Sponsor or any other member of the Sponsor Group, on the one hand, and Orrick, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Sponsor Group after the Closing, and shall not pass to or be claimed or controlled by the Company or Surviving Entity 2. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company and Surviving Entity 2.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.
SPAC:
COVA Acquisition Corp.
By:
/s Jun Hong Heng

Name:
Jun Hong Heng

Title:
Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

COMPANY:
ECARX Holdings Inc.
By:
/s/ Ziyu Shen

Name:
Ziyu Shen

Title:
Chief Executive Officer

MERGER SUB 1:
Ecarx Temp Limited
By:
/s/ Ziyu Shen

Name:
Ziyu Shen

Title:
Director

MERGER SUB 2:
Ecarx&Co Limited
By:
/s/ Ziyu Shen

Name:
Ziyu Shen

Title:
Director

[Signature Page to Agreement and Plan of Merger]

Annex B
Final Form
THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
SEVENTH AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION
OF
ECARX HOLDINGS INC.
(adopted by a Special Resolution dated [•] and effective on [•])
1.
The name of the Company is ECARX Holdings Inc.

2.
The Registered Office of the Company will be situated at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Island, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or any other law of the Cayman Islands.

4.
The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.
The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.
The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.
The authorized share capital of the Company is US$50,000 divided into 10,000,000,000 shares comprising of (i) 8,000,000,000 Class A Ordinary Shares of a par value of US$0.000005 each, (ii) 1,000,000,000 Class B Ordinary Shares of a par value of US$0.000005 each, and (iii) 1,000,000,000 shares of a par value of US$0.000005 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.
The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.
Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
SEVENTH AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
ECARX HOLDINGS INC.
(adopted by a Special Resolution dated [•] and effective on [•])
TABLE A
The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.
INTERPRETATION
1.
In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;
“Articles”	means these Articles of Association of the Company, as amended or substituted from time to time;
“Board” or “Board of Directors”	means the board of Directors of the Company;
“Chairperson”	means the chairperson of the Board;
“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.000005 in the capital of the Company, designated as a Class A Ordinary Share and having the rights, benefits and privileges provided for in these Articles;

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.000005 in the capital of the Company, designated as a Class B Ordinary Share and having the rights, benefits and privileges provided for in these Articles;
“Co-Founder”	means each of Mr. Shufu Li and Mr. Ziyu Shen;
“Co-Founder Affiliate”
means, with respect to a Co-Founder:
(a)
any Person in respect of which such Co-Founder has, directly or indirectly:

(i)
control with respect to the voting of all the Class B Ordinary Shares held or to be transferred to such Person;

(ii)
the ability to direct or cause the direction of the management and policies of such Person or any other Person having the authority referred to in the preceding clause (b)(i) (whether by contract, as executor, trustee, trust protector or otherwise); or

(iii)
the operational or practical control of such Person, including through the right to appoint, designate, remove or replace the Person having the authority referred to in the preceding clauses (b)(i) or (ii);

(b)
any trust the beneficiaries of which consist primarily of such Co-Founder, his or her Family Members, and/or any Persons controlled directly or indirectly controlled by such a trust; or

(c)
any Person controlled by a trust described in the immediately preceding clause (b);

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;
“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Company”	means ECARX Holdings Inc., a Cayman Islands exempted company;
“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been notified to the Shareholders;
“Designated Stock Exchange”	means NASDAQ or any other internationally recognized stock exchange on which the Company’s securities are traded;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any securities of the Company on the Designated Stock Exchange;
“Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a Board or as a committee thereof;
“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;
“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Family Members”	means and includes only the following individuals: the applicable individual, the spouse of the applicable individual (including former spouses), the parents of the applicable individual, the lineal descendants of the applicable individual, the siblings of the applicable individual, and the lineal descendants of a sibling of the applicable individual. For purposes of the preceding sentence, the descendants of any individual shall include adopted individuals and their issue but only if the adopted individual was adopted prior to attaining age 18;
“Memorandum of Association”	means the Memorandum of Association of the Company, as amended or substituted from time to time;
“Ordinary Resolution”
means a resolution:
(a)
passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)
approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;
“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;
“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;
“Present”	means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;
“Register”	means the Register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;
“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;
“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;
“Shareholder”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;
“Special Resolution”
means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:
(a)
passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)
approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and
“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.
In these Articles, save where the context requires otherwise:

(a)
words importing the singular number shall include the plural number and vice versa;

(b)
words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)
the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)
reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)
reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)
reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)
reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)
any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)
any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)
Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.
Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY
4.
The business of the Company may be conducted as the Directors see fit.

5.
The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.
The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.
The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES
8.
Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Shareholders, cause the Company to:

(a)
issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)
grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and
(c)
grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.
The Directors may authorize the division of Shares into any number of classes and the different classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 18, the Directors may issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Shareholders; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)
the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)
whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)
the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)
whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)
whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Shareholders upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)
whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)
whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)
the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)
the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)
any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.
10.
The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.
The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES
12.
Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as a single class on all resolutions submitted to a vote by the Shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

13.
Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

14.
Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)
any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not a Co-Founder or a Co-Founder Affiliate; provided, that any such direct or indirect sale, transfer, assignment or disposition to a Co-Founder Affiliate, shall result in the automatic and immediate conversion of the Class B Ordinary Shares into an equal number of Class A Ordinary Shares if the Co-Founder does not continue to have sole dispositive power and exclusive voting control over the Class B Ordinary Shares after such sale, transfer, assignment or disposition;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (a) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a Person other than the Co-Founder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares;
(b)
any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not a Co-Founder or a Co-Founder Affiliate; provided, that any such direct or indirect sale, transfer, assignment or disposition to a Co-Founder Affiliate, shall result in the automatic and immediate conversion of the Class B Ordinary Shares into an equal number of Class A Ordinary Shares if the Co-Founder does not continue to have sole dispositive power and exclusive voting control over the Class B Ordinary Shares after such sale, transfer, assignment or disposition; or

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a Person other than the Co-Founder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.
15.
Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

16.
Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

17.
Save and except for voting rights and conversion rights as set out in Articles 12 to 16 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS
18.
Whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued Shares of that class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) in nominal or par value amount of the issued Shares of the relevant class (provided that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that class, every Shareholder of that class shall on a poll have one (1) vote for each Share of that class held by him. For the purposes of this Article the Directors may treat all classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes.

19.
The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any class by the Company. The rights of the holders of Shares shall not be deemed to be materially and adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES
20.
The Shares will be issued in fully registered, book-entry form. Certificates will not be issued unless the Directors determine otherwise. All share certificates (if any) shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Shareholder entitled thereto at the Shareholder’s registered address as appearing in the Register.

21.
Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

22.
Any two or more certificates representing Shares of any one class held by any Shareholder may at the Shareholder’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

23.
If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Shareholder upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

24.
In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES
25.
The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN
26.
The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

27.
The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

28.
For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser or the purchaser’s nominee shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

29.
The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES
30.
Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the

Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.
31.
The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

32.
If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent (8%) per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

33.
The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

34.
The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

35.
The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent (8%) per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Shareholder paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES
36.
If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

37.
The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

38.
If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

39.
A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

40.
A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

41.
A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

42.
The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.
43.
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES
44.
The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

45.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.
(b)
The Directors may also decline to register any transfer of any Share unless:

(i)
the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)
the instrument of transfer is in respect of only one class of Shares;

(iii)
the instrument of transfer is properly stamped, if required;

(iv)
in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)
a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

46.
The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

47.
All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three (3) calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES
48.
The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

49.
Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.
50.
A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS
51.
The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL
52.
The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such classes and amount, as the resolution shall prescribe.

53.
The Company may by Ordinary Resolution:

(a)
increase its share capital by new Shares of such amount as it thinks expedient;

(b)
consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)
subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)
cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

54.
The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES
55.
Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)
issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Ordinary Resolution;

(b)
purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Shareholders by Ordinary Resolution, or are otherwise authorized by these Articles; and

(c)
make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of its capital, profits or the proceeds of a fresh issue of Shares.

56.
The redemption or purchase of any Share shall not oblige the Company to redeem or purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

57.
The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

58.
Unless the Directors determine otherwise, any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

59.
The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES
60.
The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

61.
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

62.
No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Shareholders on a winding up) may be declared or paid in respect of a Treasury Share.

GENERAL MEETINGS
63.
All general meetings other than annual general meetings shall be called extraordinary general meetings.

64.	(a)	The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.
(b)
At these meetings the report of the Directors (if any) shall be presented.

65.	(a)	The Chairperson or the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.
(b)
A Shareholders’ requisition is a requisition of Shareholders holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)
The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)
If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-third (1/3) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

(e)
A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS
66.
At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)
in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)
in the case of an extraordinary general meeting, by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

67.
The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS
68.
No business except for the appointment of a chairperson for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of Class B Ordinary Shares shall be required in any event.

69.
If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

70.
If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

71.
The Chairperson, if any, shall preside as chairperson at every general meeting of the Company. If there is no such Chairperson, or if at any general meeting he is not Present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, any Director or Person nominated by the Directors shall preside as chairperson of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairperson of that meeting.

72.
The chairperson of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairperson of such general meeting, in which event the following provisions shall apply:

72.1
 The chairperson of the meeting shall be deemed to be Present at the meeting; and

72.2
 If the Communication Facilities are interrupted or fail for any reason to enable the chairperson of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairperson of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.
73.
The chairperson of the meeting may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

74.
The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

75.
At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll and not on a show of hands.

76.
A poll shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

77.
All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairperson of the meeting shall be entitled to a second or casting vote.

VOTES OF SHAREHOLDERS
78.
Subject to any rights and restrictions for the time being attached to any Share, every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which he is the holder.

79.
In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

80.
Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted by his committee or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

81.
No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

82.
On a poll votes may be given either personally or by proxy.

83.
Each Shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

84.
An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

85.
The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)
not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)
in the case of a poll taken more than forty-eight (48)hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

(c)
where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairperson of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairperson of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.
86.
The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

87.
A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS
88.
Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES
89.
If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Shareholders provided that, if more than one Person is so authorized, the authorization shall specify the number and class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Shareholder holding the number and class of Shares specified in such authorization.

DIRECTORS
90.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)
The Board of Directors shall elect and appoint a Chairperson by a majority of the Directors then in office, and the period for which the Chairperson will hold office will also be determined by a majority of all of the Directors then in office. The Chairperson shall preside as chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairperson of the meeting.

(c)
The Company may by Ordinary Resolution appoint any person to be a Director.

(d)
The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board, or as an addition to the existing Board.

(e)
An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

91.
A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

92.
The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

93.
A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Shareholder of the Company shall nevertheless be entitled to attend and speak at general meetings.

94.
The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

95.
The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY
96.
Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

97.
Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairperson of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS
98.
Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

99.
Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer and chief financial officer, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

100.
The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Shareholders by Ordinary Resolution.

101.
The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

102.
The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

103.
The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

104.
The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

105.
The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

106.
Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS
107.
The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL
108.
The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

109.
The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

110.
Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS
111.
The office of Director shall be vacated, if the Director:

(a)
becomes bankrupt or makes any arrangement or composition with his creditors;

(b)
dies or is found to be or becomes of unsound mind;

(c)
resigns his office by notice in writing to the Company;

(d)
without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)
is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS
112.
The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one (1) vote. In case of an equality of votes the Chairperson shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

113.
A Director may participate in any meeting of the Board of Directors, or of any committee appointed by the Directors of which such Director is a member, by means of Communication Facilities and such participation shall be deemed to constitute presence in person at the meeting.

114.
The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office, including the Chairperson; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Chairperson is voluntarily absent from the meeting and notifies the Board of his decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

115.
A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairperson of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

116.
A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

117.
Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorize a Director or his firm to act as auditor to the Company.

118.
The Directors shall cause minutes to be made for the purpose of recording:

(a)
all appointments of officers made by the Directors;

(b)
the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)
all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

119.
When the chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

120.
A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

121.
The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

122.
Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their members to be chairperson of the meeting.

123.
A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairperson shall have a second or casting vote.

124.
All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT
125.
A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIVIDENDS
126.
Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

127.
Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

128.
The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.
129.
Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

130.
The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

131.
Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

132.
If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

133.
No dividend shall bear interest against the Company.

134.
Any dividend unclaimed after a period of six (6) calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION
135.
The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

136.
The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

137.
The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Directors or by Special Resolution.

138.
The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

139.
The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

140.
Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

141.
The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Shareholders.

142.
The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION OF RESERVES
143.
Subject to the Companies Act, the Directors may:

(a)
resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)
appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)
paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)
paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;
(c)
make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)
authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)
the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)
the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and
(e)
generally do all acts and things required to give effect to the resolution.

SHARE PREMIUM ACCOUNT
144.
The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

145.
There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES
146.
Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

147.
Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

148.
Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

149.
Any notice or other document, if served by:

(a)
post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)
facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)
recognized courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service; or

(d)
electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.
150.
Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

151.
Notice of every general meeting of the Company shall be given to:

(a)
all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)
every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION
152.
Subject to the relevant laws, rules and regulations applicable to the Company, no Shareholder shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Shareholders to communicate to the public.

153.
Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Shareholders including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY
154.
Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

155.
No Indemnified Person shall be liable:

(a)
for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)
for any loss on account of defect of title to any property of the Company; or

(c)
on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)
for any loss incurred through any bank, broker or other similar Person; or

(e)
for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)
for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.
FINANCIAL YEAR
156.
Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS
157.
No Person shall be recognized by the Company as holding any Share upon any trust (other than any trust recognized as a Co-Founder Affiliate) and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.
WINDING UP
158.
If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and subject to Article 159, determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

159.
If the Company shall be wound up, and the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION
160.
Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend the Memorandum of Association or these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE
161.
For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

162.
In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

163.
If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION
164.
The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.
DISCLOSURE
165.
The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

MERGERS AND CONSOLIDATION
166.
The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act) with the approval of a Special Resolution.

EXCLUSIVE FORUM
167.
Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any questions regarding their existence, validity, formation or termination. For the avoidance of doubt and without limiting the jurisdiction of the Cayman Courts to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

168.
Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring depositary shares representing the Company’s Shares issued pursuant to relevant deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article and Article 167 above. Without prejudice to the foregoing, if any part of this Article and Article 167 is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article and Article 167 shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

Annex C
Form of First Plan of Merger
The Companies Act (As Revised) of the Cayman Islands
Plan of Merger
THIS PLAN OF MERGER (the “Plan of Merger”) is made on [•].
BETWEEN
(1)
COVA Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Surviving Company”); and

(2)
Ecarx Temp Limited, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Merging Company”).

WHEREAS
(a)
The Merging Company and the Surviving Company are entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Companies Act”).

(b)
The sole director of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”), upon the terms and subject to the conditions of the agreement and plan of merger dated [•] between ECARX Holdings Inc., Ecarx&Co Limited, the Surviving Company and the Merging Company (the “Agreement”) and this Plan of Merger and pursuant to provisions of the Companies Act.

(c)
The sole shareholder of the Merging Company and the shareholders of the Surviving Company have authorized this Plan of Merger pursuant to the Companies Act.

NOW THEREFORE THIS PLAN OF MERGER PROVIDES AS FOLLOWS:
1.
DEFINITIONS AND INTERPRETATION

1.1.
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement, a copy of which is annexed at Annexure 1 hereto.

2.
CONSTITUENT COMPANIES

2.1.
The constituent companies (as defined in the Companies Act) to this Merger are the Surviving Company and the Merging Company (together the “Constituent Companies” and each a “Constituent Company”).

3.
THE SURVIVING COMPANY

3.1.
The surviving company (as defined in the Companies Act) is the Surviving Company.

4.
RIGISTERED OFFICE

4.1.
The registered office of the Surviving Company is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

5.
AUTHORISED AND ISSUED SHARE CAPITAL

5.1.
Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), 50,000,000 Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”) and 5,000,000 preference shares of a par value of US$0.0001 each (“Preference Shares”), of which [•] Class A Ordinary Shares and [•] Class B Ordinary Shares have been issued and fully paid and no Preference Shares have been issued.

5.2.
Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$50,000 divided into 10,000,000,000 shares of a par value of US$0.000005 each, of which 1 share has been issued and fully paid.

5.3.
From the Effective Date, the authorised share capital of the Surviving Company shall be US$50,000 divided into 10,000,000,000 shares of a par value of US$0.000005 each.

6.
EFFECTIVE DATE

6.1.
The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar of the Companies in accordance with section 233(13) of the Companies Act or at such later time permitted by the Companies Act as may be agreed by the Constituent Companies in writing (the “Effective Date”).

7.
TERMS AND CONDITIONS; SHARE RIGHTS

7.1.
The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or into other property, are set out in the Agreement, in particular it is noted that at the Effective Date:

7.1.1.
immediately prior to the Effective Date, each SPAC Class B Ordinary Share (after giving effect to the Sponsor Shares Forfeiture) shall be automatically converted into one SPAC Class A Ordinary Share in accordance with the terms of the SPAC Charter (such automatic conversion, the “SPAC Class B Conversion”) and each SPAC Class B Ordinary Share shall no longer be outstanding and shall automatically be cancelled, and each former holder of SPAC Class B Ordinary Shares shall thereafter cease to have any rights with respect to such shares;

7.1.2.
on the Effective Date, each SPAC Unit outstanding immediately prior to the Effective Date shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-half of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”), which underlying SPAC Securities shall be adjusted in accordance with the applicable terms of Section 2.3 of the Agreement; provided that no fractional SPAC Warrant will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Warrant upon the Unit Separation, the number of SPAC Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Warrants;

7.1.3.
immediately following the separation of each SPAC Unit, each SPAC Class A Ordinary Share (which, for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion and (B) held as a result of the Unit Separation) issued and outstanding immediately prior to the Effective Date (other than any SPAC Shares referred to in paragraph 7.1.5, Redeeming SPAC Shares and Dissenting SPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable Company Class A Ordinary Share. As of the Effective Date, each SPAC Shareholder shall cease to have any other rights in and to such SPAC Shares, except as expressly provided herein;

7.1.4.
each SPAC Warrant (which, for the avoidance of doubt, includes the SPAC Warrants held as a result of the Unit Separation) outstanding immediately prior to the Effective Date shall cease to be a warrant with respect to SPAC Ordinary Shares and be assumed by the Company and converted into a warrant to purchase one Company Class A Ordinary Share (each, a “Company Warrant”). Each Company Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the Effective Date (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Assignment, Assumption and Amendment Agreement;
7.1.5.
if there are any SPAC Shares that are owned by SPAC as treasury shares or any SPAC Shares owned by any direct or indirect Subsidiary of SPAC immediately prior to the Effective Date, such SPAC Shares shall be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor;

7.1.6.
each Redeeming SPAC Share issued and outstanding immediately prior to the Effective Date shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the SPAC Shareholder Redemption Amount in accordance with SPAC’s Charter;

7.1.7.
each Dissenting SPAC Share issued and outstanding immediately prior to the Effective Date held by a Dissenting SPAC Shareholder shall automatically be cancelled and cease to exist in accordance with Section 2.7(a) of the Agreement and shall thereafter represent only the right to be paid the fair value of such Dissenting SPAC Share and such other rights as are granted by the Companies Act; and

7.1.8.
each ordinary share, par value US$0.000005 per share, of the Merging Company, issued and outstanding immediately prior to the Effective Date shall continue existing and constitute the only issued and outstanding share in the capital of Surviving Company.

7.2.
The rights and restrictions attaching to the shares in the Surviving Company are set out in the Second Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

7.3.
The Amended and Restated Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto on the Effective Date.

8.
PROPERTY

8.1.
On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

9.
DIRECTORS BENEFITS

9.1.
There are no amounts or benefits which are or shall be paid or payable to any director or manager of either Constituent Company upon the Merger becoming effective.

10.
SECURITY INTERESTS

10.1.
The Merging Company has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

10.2.
The Surviving Company has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

11.
DIRECTORS OF THE SURVIVING COMPANY

11.1.
The name and address of the sole director of the Surviving Company are:

11.1.1.
SHEN Ziyu of Room 503, No. 12, Lane 800, Zunyi Road, Changning District, Shanghai, China.

12.
APPROVAL AND AUTHORISATION

12.1.
This Plan of Merger has been approved by the sole director of the Merging Company and the board of directors of the Surviving Company pursuant to section 233(3) of the Companies Act.

12.2.
This Plan of Merger has been authorised by the sole shareholder of the Merging Company and the shareholders of the Surviving Company pursuant to section 233(6) of the Companies Act.

13.
AMENDMENTS AND RIGHT OF TERMINATION

13.1.
At any time prior to the Effective Date, this Plan of Merger may be:

13.1.1.
terminated by the board of directors of either the Surviving Company or the Merging Company, provided that such termination is in accordance with Article IX of the Agreement;

13.1.2.
amended by the directors of both the Surviving Company and the Merging Company to:

13.1.2.1.
change the name of the Surviving Company;

13.1.2.2.
change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

13.1.2.3.
effect any other changes to this Plan of Merger required to give effect to any amendment to the Agreement made in accordance with Section 10.12 of the Agreement.

14.
COUNTERPARTS

14.1.
This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

15.
GOVERNING LAW

15.1.
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Remainder of page intentionally left blank]

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.
SIGNED by:	)
Duly authorised for and on behalf of	)
COVA Acquisition Corp.	)
) Name:
) Title: Director

SIGNED by:	)
Duly authorised for and on behalf of	)
Ecarx Temp Limited	)
) Name:
) Title: Director

Annexure 1
Agreement and Plan of Merger

Annexure 2
Second Amended and Restated Memorandum and Articles of Association